As filed with the U.S. Securities and Exchange Commission on August 4, 2022
Registration No. 333-263667
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
NEOGEN CORPORATION
(Exact name of registrant as specified in its charter)
Michigan	2835	38-2367843
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
620 Lesher Place
Lansing, Michigan 48912
(517) 372-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Amy M. Rocklin
Vice President, General Counsel and Corporate Secretary
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912
Telephone: (517) 372-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Michael J. Aiello Eoghan P. Keenan Michelle A. Sargent Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007	Kevin H. Rhodes Executive Vice President and Chief Legal Affairs Officer Garden SpinCo Corporation c/o 3M Company 3M Center St. Paul, Minnesota 55144 (651) 733-1110	Steven A. Rosenblum Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement has been declared effective and the satisfaction or waiver of all other conditions to the consummation of the Exchange Offer and Merger described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
 ☐   Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
 ☐   Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Neogen Corporation (“Neogen”) is filing this registration statement on Form S-4 (Registration No. 333-263667) to register the shares of its common stock, par value $0.16 per share (“Neogen common stock”), that will be issued in the merger of Nova RMT Sub, Inc., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Neogen, with and into Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), with Garden SpinCo continuing as the surviving corporation and becoming a wholly owned subsidiary of Neogen (the “Merger”).
Garden SpinCo is a newly formed, wholly owned subsidiary of 3M Company (“3M”) that was incorporated specifically for the purpose of holding 3M’s Food Safety Business and effecting the Separation (each defined in the prospectus included in this registration statement). Prior to the Merger, 3M and certain of its subsidiaries will transfer certain assets and liabilities relating to the Food Safety Business to Garden SpinCo or its subsidiaries. In exchange for such transfer, 3M will receive shares of common stock of Garden SpinCo, par value $0.01 per share (“Garden SpinCo common stock”) and certain other consideration, which is expected to include cash and debt securities, and all shares of Garden SpinCo common stock will be distributed to 3M stockholders as described below. In connection with the closing of these transactions, 3M and certain of its subsidiaries also will directly transfer certain assets and liabilities relating to the Food Safety Business to Neogen or certain of its subsidiaries in exchange for a cash payment pursuant to the Asset Purchase Agreement (as defined in the prospectus included in this registration statement).
Garden SpinCo has not engaged in any business activities to date and does not have any material assets or liabilities of any kind, other than those business activities or assets or liabilities incident to its formation and those incurred in connection with the Transactions (as defined in the prospectus included in this registration statement). Following the distribution of the shares of Garden SpinCo common stock to 3M stockholders pursuant to the Exchange Offer (as defined below) and, if applicable, any Clean-Up Spin-Off (as defined below), the shares of Garden SpinCo common stock will be immediately converted into the right for such stockholders to receive shares of Neogen common stock pursuant to the Merger. Neogen has filed a proxy statement that relates to the special meeting of Neogen shareholders to approve the issuance of shares of Neogen common stock in the Merger and certain other matters. In addition, Garden SpinCo has filed a registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) to register the offer of shares of Garden SpinCo common stock that will be distributed to 3M stockholders.
In determining whether the shares of Garden SpinCo common stock would be distributed to 3M stockholders in a pro rata distribution or an exchange offer and the terms of such exchange offer , 3M considered market conditions and other factors including but not limited to the relative valuation of 3M common stock compared to Neogen common stock, the implied valuation of the Food Safety Business, the assessment by 3M of the number of shares of 3M common stock expected to be tendered in an exchange offer and the size of the discount, if any, expected to be required to incentivize participation by 3M stockholders, and general macroeconomic conditions.
The distribution of Garden SpinCo common stock will occur through an exchange offer where 3M will offer to its stockholders the option to exchange all or a portion of their shares of 3M common stock, par value $0.01 per share (“3M common stock”), for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock would automatically convert into the right to receive shares of Neogen common stock upon the effective time of the Merger (the “Exchange Offer”). As a result, there would be a reduction in the issued and outstanding shares of 3M common stock equal to the number of shares accepted in the Exchange Offer. If the Exchange Offer is not fully subscribed because the number of shares of 3M common stock tendered and accepted in the Exchange Offer results in fewer than all of the shares of Garden SpinCo common stock being exchanged, then 3M will distribute the remaining shares of Garden SpinCo common stock owned by 3M on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of the Exchange Offer (a “Clean-Up Spin-Off”).

The information in this prospectus is not complete and may be changed. We may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission relating thereto is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED AUGUST 4, 2022
PROSPECTUS—OFFER TO EXCHANGE
3M COMPANY
Offer to Exchange all Shares of Common Stock of
GARDEN SPINCO CORPORATION
Which are Owned by 3M Company
and Will Be Converted Into Shares of Common Stock of
NEOGEN CORPORATION
for
Outstanding Shares of Common Stock of 3M Company
3M Company (“3M”) is offering to exchange all shares of common stock, par value $0.01 per share (“Garden SpinCo common stock”), of Garden SpinCo Corporation (“Garden SpinCo”) owned by 3M for outstanding shares of common stock of 3M (“3M common stock”) that are validly tendered and not properly withdrawn. The terms and conditions of this Exchange Offer (as defined below) are described in this prospectus, which you should read carefully. None of 3M, Garden SpinCo, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this Exchange Offer. You must make your own decision after reading this prospectus and consulting with your advisors.
3M’s obligation to exchange shares of Garden SpinCo common stock for shares of 3M common stock is subject to the satisfaction of certain conditions, including conditions to the consummation of the Transactions (as defined below), which include approval by the shareholders of Neogen Corporation (“Neogen”) of the issuance of shares of common stock of Neogen (“Neogen common stock”) in the Merger (as defined below).
The transactions contemplated by the Merger Agreement (as further described in “The Transaction Agreements—The Merger Agreement”), the Separation Agreement (as further described in “The Transaction Agreements—The Separation Agreement”), and the Asset Purchase Agreement (as further described in “The Transaction Agreements – Asset Purchase Agreement”) referred to in this prospectus collectively as the Transactions, are being undertaken to transfer the Food Safety Business (as defined below) from 3M, to Neogen. The aggregate value of the consideration to be paid to 3M stockholders with respect to the Food Safety Business in the Transactions is estimated, as of August 2, 2022, to be approximately $2.4 billion in value of Neogen common stock (calculated based on the closing price on Nasdaq of Neogen common stock as of August 2, 2022) issuable to 3M stockholders that participate in this Exchange Offer or receive shares of Garden SpinCo common stock in a potential Clean-Up Spin-Off (as defined below) if the Exchange Offer is not fully subscribed. In addition, in connection with the Transactions, Garden SpinCo will make a cash payment to 3M of an amount of cash (not to be less than $465 million) determined in relation to the aggregate adjusted bases of the assets transferred to Garden SpinCo (subject to a customary net working capital adjustment), which cash payment is referred to in this prospectus as the SpinCo Cash Payment, Neogen will make a cash payment to 3M of approximately $181 million in accordance with the Asset Purchase Agreement and Garden SpinCo has issued indebtedness to 3M.
Immediately following the consummation of this Exchange Offer and any Clean-Up Spin-Off, Nova RMT Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Neogen (“Merger Sub”), will be merged with and into Garden SpinCo (the “Merger”), the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen. In the Merger, each outstanding share of Garden SpinCo common stock (except for shares of Garden SpinCo common stock held by Garden SpinCo, as treasury stock or by Neogen or Merger Sub, which shares will be canceled and cease to exist, without any consideration being delivered in exchange therefor (such shares, the “Merger Excluded Shares”)) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio (as defined in “The Transactions—The Merger—Calculation of the Merger Consideration”), together with cash in lieu of any fractional shares of Neogen common stock. Prior to the consummation of this Exchange Offer, 3M will cause the total number of shares of Garden SpinCo common stock outstanding immediately prior to the Distribution (as defined below) to be that number that results in the Exchange Ratio equaling one. As a result, each share of Garden SpinCo common stock (except the Merger Excluded Shares) will be converted into one share of Neogen common stock in the Merger. The aggregate number of shares of Neogen common stock to be issued in the Merger by Neogen will result in pre-Merger holders of shares of Garden SpinCo common stock collectively owning approximately 50.1% of the shares of Neogen common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Neogen common stock owning approximately 49.9% of the issued and outstanding shares of Neogen common stock. Garden SpinCo common stock will not be transferred to participants in this Exchange Offer or any Clean-Up Spin-Off; such participants will instead receive shares of Neogen common stock in the Merger. No trading market currently exists for Garden SpinCo common stock. You will not be able to trade shares of Garden SpinCo common stock before they are converted into shares of Neogen common stock in the Merger. In addition, there can be no assurance that shares of Neogen common stock, when issued in the Merger, will trade at the same prices at which shares of Neogen common stock traded prior to the Merger.
The value of 3M common stock and Garden SpinCo common stock for purposes of establishing the exchange ratio for this Exchange Offer will be determined by 3M by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of 3M common stock on the New York Stock Exchange (the “NYSE”) and Neogen common stock on Nasdaq. The “Valuation Dates” will be the last three full trading days ending on and including the second full trading day prior to the expiration date of this Exchange Offer, as it may be voluntarily extended. Based on an expiration date of August 31, 2022, the Valuation Dates are expected to be August 25, 2022, August 26, 2022, and August 29, 2022. See “Exchange Offer—Terms of This Exchange Offer.”
This Exchange Offer is designed to permit you to exchange your shares of 3M common stock for shares of Garden SpinCo common stock at a 7% discount to the per-share value of Neogen common stock, calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of your 3M common stock accepted for exchange in this Exchange Offer, you will receive approximately $107.53 of Garden SpinCo common stock, subject to an upper limit of 7.3515 shares of Garden SpinCo common stock per share of 3M common stock. This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS (AND YOU COULD RECEIVE MUCH LESS) THAN $107.53 OF GARDEN SPINCO COMMON STOCK FOR EACH $100 OF 3M COMMON STOCK THAT YOU TENDER.
The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on August 3, 2022 (the trading day immediately preceding the date of this prospectus), based on the daily VWAPs of 3M common stock and Neogen common stock on August 1, 2022, August 2, 2022 and August 3, 2022, would have provided for 6.8828 shares of Garden SpinCo common stock to be exchanged for every share of 3M common stock accepted for exchange. The value of Garden SpinCo common stock issued and, following the Merger, the value of Neogen common stock received may not remain above the value of 3M common stock tendered following the expiration of this Exchange Offer.
THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2022, UNLESS THIS EXCHANGE OFFER IS EXTENDED OR TERMINATED. SHARES OF 3M COMMON STOCK TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.
In reviewing this prospectus, you should carefully consider the risk factors beginning on page 46 of this prospectus.
We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the securities described in this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 4, 2022.

The final exchange ratio used to determine the number of shares of Garden SpinCo common stock that you will receive for each share of your 3M common stock accepted for exchange in this Exchange Offer will be announced by press release no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. At such time, the final exchange ratio will be available at www.3mneogenexchange.com and from the information agent for this Exchange Offer at the toll-free number provided on the back cover of this prospectus. 3M will announce whether the upper limit on the number of shares that can be received for each share of 3M common stock tendered and accepted for exchange will be in effect, through www.3mneogenexchange.com and by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. Commencing after the close of trading on the third trading day of this Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) also will be available on that website and from the information agent at the toll-free number provided on the back cover of this prospectus.
This prospectus provides information regarding 3M, Garden SpinCo, Neogen, this Exchange Offer (including a potential Clean-Up Spin-Off), and the Merger and the other Transactions. 3M common stock is listed on the NYSE under the symbol “MMM.” Neogen common stock is listed on Nasdaq under the symbol “NEOG.” On August 2, 2022, the last reported sale price of 3M common stock on the NYSE was $141.75 per share, and the last reported sale price of Neogen common stock on Nasdaq was $22.11 per share. The market prices of 3M common stock and of Neogen common stock will fluctuate prior to the completion of this Exchange Offer and thereafter and may be higher or lower at the expiration date of this Exchange Offer than the prices set forth above. No trading market currently exists for Garden SpinCo common stock. Garden SpinCo has not applied for listing of the Garden SpinCo common stock on any exchange.
If this Exchange Offer is consummated but is not fully subscribed because less than all the shares of Garden SpinCo common stock owned by 3M are exchanged, the remaining shares of Garden SpinCo common stock owned by 3M will be immediately distributed to 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer pursuant to a pro rata distribution (a “Clean-Up Spin-Off”). Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off. This prospectus covers all shares of Garden SpinCo common stock offered by 3M in this Exchange Offer and all shares of Garden SpinCo common stock that may be distributed by 3M in a spin-off (including the Clean-Up Spin-Off) to holders of shares of 3M common stock. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to the consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. See “Exchange Offer—Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer.”
Following the consummation of this Exchange Offer and any Clean-Up Spin-Off, in the Merger, Merger Sub will be merged with and into Garden SpinCo, whereupon the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen. In the Merger, each outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, together with cash in lieu of any fractional shares of Neogen common stock. 3M currently expects that approximately 108.3 million shares of Garden SpinCo common stock will be available in this Exchange Offer. The aggregate number of shares of Neogen common stock to be issued in the Merger by Neogen is expected to result in pre-Merger holders of shares of Garden SpinCo common stock collectively owning approximately 50.1% of the shares of Neogen common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Neogen common stock owning approximately 49.9% of the issued and outstanding shares of Neogen common stock.
3M’s obligation to exchange shares of Garden SpinCo common stock for Neogen common stock is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of The Exchange Offer,” including the satisfaction of conditions to the Merger, which include Neogen shareholder approval of the issuance of Neogen common stock in connection with the Merger, and other conditions.

i

This prospectus incorporates by reference important business and financial information about 3M and Neogen from documents filed with the SEC that have not been included in or delivered with this prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find Additional Information; Incorporation by Reference.”
You also may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to 3M’s information agent, Georgeson LLC (“Georgeson” or the “information agent”), located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 888-607-6511. In order to receive timely delivery of the documents, you must make your requests no later than August 24, 2022.
All information contained or incorporated by reference in this prospectus with respect to Neogen, Merger Sub and their respective subsidiaries, as well as information about Neogen after the consummation of the Transactions, has been provided by Neogen. All other information contained or incorporated by reference in this prospectus with respect to 3M, Garden SpinCo or their respective subsidiaries or businesses, and with respect to the terms and conditions of the Exchange Offer, has been provided by 3M.
This prospectus is not an offer to exchange and it is not a solicitation of an offer to buy any shares of 3M common stock, Garden SpinCo common stock or Neogen common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Garden SpinCo common stock that may apply in their home countries. 3M, Garden SpinCo and Neogen cannot provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the Exchange Offer outside the United States.

SELECTED DEFINITIONS
Certain abbreviations and terms used in the text and notes are defined as follows:
Abbreviation/Term	Definition
3M	3M Company

3M board	The board of directors of 3M Company

3M Business	The businesses and operations conducted prior to the Distribution Time by any member of the 3M Group that are not included in the Food Safety Business

3M common stock	The common stock, par value $0.01 per share, of 3M

3M Exchange Debt	Indebtedness incurred by 3M in an aggregate principal amount equal to the Above Basis Amount (as defined in the Separation Distribution) and containing terms reasonably satisfactory to 3M

3M Group
3M and each entity (other than any member of the SpinCo Group) that is a direct or indirect subsidiary of 3M immediately after the Distribution Time, and each person that becomes a subsidiary of 3M after the Distribution Time

Asset Purchase Agreement	The Asset Purchase Agreement, dated as of December 13, 2021, by and between 3M and Neogen (as it may be amended from time to time)

CADE	The Administrative Council for Economic Defense of Brazil

Clean-Up Spin-Off
The distribution by 3M following the consummation of the Exchange Offer, if the Exchange Offer is not fully subscribed, of the remaining shares of Garden SpinCo common stock owned by 3M on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of the Exchange Offer

Closing	The closing of the Transactions

Closing Date	The date on which the Closing actually occurs

Contribution	The transfer of assets from 3M to Garden SpinCo and the assumption of liabilities by Garden SpinCo from 3M pursuant to the Reorganization

Debt Exchange	The exchange by 3M of SpinCo Exchange Debt in an aggregate principal amount equal to the Above Basis Amount for outstanding 3M Exchange Debt consummated on July 20, 2022

DGCL	Delaware General Corporation Law

Distribution
The distribution by 3M, pursuant to the Separation Agreement, of (i) up to 100% of the shares of Garden SpinCo common stock to 3M’s stockholders in this Exchange Offer followed, if necessary, by the Clean-Up Spin-Off or (ii) if this Exchange Offer is terminated, all of the outstanding shares of Garden SpinCo common stock to 3M stockholders on a pro rata basis

Distribution Date	The date on which the Distribution occurs

Abbreviation/Term	Definition

Distribution Time	The time at which the Distribution occurs, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, on the Distribution Date, unless another time is selected by the parties

Employee Matters Agreement	The Employee Matters Agreement, dated as of December 13, 2021, by and among 3M, Garden SpinCo and Neogen (as it may be amended from time to time)

Exchange Offer
The exchange offer to which this prospectus relates, whereby 3M is offering to its stockholders the ability to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock will be immediately converted into the right to receive Neogen common stock in the Merger

Financing	The committed debt financing as contemplated by the Debt Commitment Letter (as defined below)

Food Safety Business
The business conducted by the Food Safety department of 3M and its subsidiaries of manufacturing, marketing, distributing, selling and servicing products or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for the purpose of detecting, enumerating, and culturing) microorganisms or food allergens in commercial food safety applications (except where solely performed to assess the need for or to evaluate the efficacy of filtration and separation products of the 3M Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in commercial food safety applications.

Garden SpinCo	Garden SpinCo Corporation, currently a wholly owned subsidiary of 3M

Garden SpinCo common stock	The common stock, par value $0.01 per share, of Garden SpinCo

Garden SpinCo stockholders	Pre-Merger holders of shares of Garden SpinCo common stock

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

IRS Ruling
A private letter ruling from the Internal Revenue Service (“IRS”) regarding certain matters germane to the U.S. federal income tax consequences of the Separation, Contribution, Distribution and Merger and any related transactions as 3M may determine in good faith consultation with Neogen

MBCA	Michigan Business Corporation Act

Merger	The merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo surviving the merger as a wholly owned subsidiary of Neogen, as contemplated by the Merger Agreement

Abbreviation/Term	Definition
Merger Agreement	The Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M, Neogen, Garden SpinCo and Merger Sub (as it may be amended from time to time)

Merger Excluded Shares
The shares of Garden SpinCo common stock held by Garden SpinCo in treasury or by Neogen or Merger Sub, which shares will be canceled and cease to exist, with no consideration being delivered in exchange therefor at the effective time of the Merger

Merger Sub	Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen

Neogen	Neogen Corporation

Neogen board	The board of directors of Neogen

Neogen board recommendation	The Neogen board’s recommendation to Neogen shareholders to approve the Share Issuance, the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal.

Neogen Bylaw Board Size Proposal	The proposal to approve the amendment of Neogen’s bylaws to increase the maximum number of directors that may comprise the board of directors of Neogen from nine directors to eleven directors

Neogen Charter Amendment Proposal
The proposal to approve the amendment of Neogen’s Restated Articles of Incorporation, as amended, to (i) increase the number of authorized shares of Neogen common stock from 240,000,000 shares of Neogen common stock to 315,000,000 shares of Neogen common stock and (ii) increase the maximum number of directors on the Neogen board of directors from nine directors to eleven directors

Neogen common stock	The common stock, par value $0.16 per share, of Neogen

Neogen Group	Neogen and its subsidiaries, other than the SpinCo Group

Nasdaq	Nasdaq Global Select Market

Notes	8.625% Senior Notes due 2030 issued by Garden SpinCo

Permanent Financing
Debt securities (including the SpinCo Exchange Debt) or any other long-term debt financing issued or incurred by Garden SpinCo (or its designee) in lieu of the Financing, expected to be comprised of the Notes in the aggregate principal amount of $350.0 million and the term loan in the aggregate principal amount of $650.0 million under the Senior Secured Credit Agreement

Reorganization
The steps taken to effect the separation of the Food Safety Business from the 3M Business, as set forth in the Separation Agreement and the other applicable transaction documents, including the steps set forth in the Separation Step Plan, and (a) the Contribution, (b) the actual or deemed issuance by Garden SpinCo to 3M of shares of Garden SpinCo common stock, (c) the distribution by Garden SpinCo to 3M of the SpinCo Cash Payment and (d) any issuance by Garden SpinCo to 3M of the SpinCo Exchange Debt

Abbreviation/Term	Definition
Senior Secured Credit Agreement
The Credit Agreement, dated as of June 30, 2022, among Garden SpinCo, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as it may be amended, restated, supplemented, or otherwise modified from time to time)

Separation	The Distribution and the Reorganization

separately conveyed assets
All assets proposed to be transferred, assigned, sold or conveyed to the SpinCo Group, Neogen or any affiliate of Neogen, pursuant to the transactions contemplated by the separate conveyancing instruments (as defined in the Separation Agreement, and including the Asset Purchase Agreement)

Separation Agreement	The Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M, Garden SpinCo and Neogen (as it may be amended from time to time)

Separation Step Plan	The plan and structure exchanged between the parties to effect the separation of the Food Safety Business from the 3M Business (as it may be amended from time to time)

Share Issuance	The issuance of Neogen common stock in connection with the Merger

Share Issuance Proposal	The proposal to approve the Share Issuance

SpinCo Cash Payment	The cash payment to be paid by Garden SpinCo to 3M prior to the Distribution, in an amount to be calculated as set forth in the Separation Agreement

SpinCo Exchange Debt	The Garden SpinCo indebtedness distributed by Garden SpinCo to 3M in connection with the Reorganization in the form of the Notes in an aggregate principal amount of $350.0 million

SpinCo Group	Garden SpinCo, each subsidiary of Garden SpinCo immediately after the Distribution Time and each other entity that becomes a subsidiary of Garden SpinCo after the Distribution Time

Tax Matters Agreement	The Tax Matters Agreement, to be entered into as of the Closing, by and among 3M, Garden SpinCo and Neogen (as it may be amended from time to time)

Transaction Documents	The Merger Agreement, the Separation Agreement, the Asset Purchase Agreement, the Employee Matters Agreement, the Tax Matters Agreement and the other agreements described herein

Transactions	The transactions contemplated by the Merger Agreement, the Separation Agreement, the Asset Purchase Agreement and the other Transaction Documents

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND THE TRANSACTIONS
The following are brief answers to some of the common questions that stockholders of 3M may have regarding the transactions contemplated by the Merger Agreement, the Separation Agreement and the Asset Purchase Agreement, which provide for the combination of 3M’s Food Safety Business with Neogen, including, among other things, the Separation, the Distribution and the Merger. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 127 and “The Transaction Agreements” beginning on page 168. These questions and answers are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Stockholders of 3M are urged to read this prospectus in its entirety prior to making any decision. Additional important information is also contained in the annexes to this prospectus. You should pay special attention to the “Risk Factors” beginning on page 46 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 69.
Questions and Answers about the Exchange Offer
Q:	Who may participate in this Exchange Offer?
A:
Any U.S. holders of 3M common stock during the period this Exchange Offer is open may participate in this Exchange Offer. This includes shares of 3M common stock represented by units in the 3M stock fund held for the account of participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and 3M Savings Plan (together, the “3M Savings Plans”) in accordance with the terms of such plans. Although 3M has mailed this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of 3M common stock, shares of Neogen common stock or shares of Garden SpinCo common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of 3M, Neogen or Garden SpinCo has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of 3M common stock, shares of Neogen common stock or shares of Garden SpinCo common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of 3M common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for 3M, Neogen or Garden SpinCo to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

The legal limitations described above could prevent certain holders of 3M common stock from participating in this Exchange Offer, which could cause this Exchange Offer to be undersubscribed.
Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of 3M common stock, shares of Garden SpinCo common stock or shares of Neogen common stock that may apply in their home countries. None of 3M, Neogen or Garden SpinCo can provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.
Q:	How many shares of Garden SpinCo common stock will I receive for each share of 3M common stock that I tender?
A:
This Exchange Offer is designed to permit you to exchange your shares of 3M common stock for shares of Garden SpinCo common stock at a price per share equal to a 7% discount to the per-share value of Neogen common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your 3M common stock accepted for exchange in this Exchange Offer, you will receive approximately $107.53 of Garden SpinCo common stock. The value of the 3M common stock will be based on the calculated per-share value for the 3M common stock on the NYSE and the value of the Garden SpinCo common stock will be based on the calculated per-share value for Neogen common stock on Nasdaq, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates. Please note, however, that:
•
The number of shares you can receive in this Exchange Offer is subject to an upper limit of 7.3515 shares of Garden SpinCo common stock for each share of 3M common stock accepted for exchange in this Exchange Offer. The next question and answer below describes how this limit may impact the value you receive.

•	This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.”
•	Because this Exchange Offer is subject to proration, 3M may accept for exchange only a portion of the 3M common stock tendered by you.
Q:	Is there a limit on the number of shares of Garden SpinCo common stock I can receive for each share of 3M common stock that I tender?
A:
The number of shares you can receive in this Exchange Offer is subject to an upper limit of 7.3515 shares of Garden SpinCo common stock for each share of 3M common stock accepted for exchange in this Exchange Offer. If the upper limit is in effect, you will receive less (and could receive much less) than $107.53 of Garden SpinCo common stock for each $100 of 3M common stock that you tender. For example, if the calculated per-share value of 3M common stock was $154.23 (the highest closing price for 3M common stock on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of Garden SpinCo common stock was $21.52 (the lowest closing price for Neogen common stock on Nasdaq during that three-month period), the value of Garden SpinCo common stock, based on the Neogen common stock price, received for shares of 3M common stock accepted for exchange would be approximately $102.58 for each $100 of 3M common stock accepted for exchange.

The upper limit would represent a 12% discount for Garden SpinCo common stock based on the closing price of 3M common stock on the NYSE and Neogen common stock on the Nasdaq, in each case on August 3, 2022, the trading day immediately preceding the commencement of the Exchange Offer. 3M set this upper limit to ensure that an unusual or unexpected drop in the trading price of Neogen common stock, relative to the trading price of 3M common stock, would not result in an unduly high number of shares of Garden SpinCo common stock being exchanged for each share of 3M common stock accepted for exchange in this Exchange Offer.
Q:	How and when will I know if the upper limit is in effect?
A:
3M will announce whether the upper limit on the number of shares that can be received for each share of 3M common stock tendered and accepted for exchange will be in effect at the expiration of this Exchange Offer, through www.3mneogenexchange.com and by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:
How are the calculated per-share values of 3M common stock and Neogen common stock determined for purposes of calculating the number of shares of Garden SpinCo common stock to be received in this Exchange Offer?

A:
The calculated per-share value of 3M common stock and Neogen common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of 3M common stock and Neogen common stock on the NYSE and Nasdaq, respectively, on each of the Valuation Dates. 3M will determine such calculations of the per-share values of 3M common stock and Neogen common stock and such determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP”?
A:	The “daily volume-weighted average price” for 3M common stock will be the volume-weighted average price of 3M common stock on the NYSE and the “daily volume-weighted average price” for Neogen common stock will be the volume-weighted average price of Neogen common stock on Nasdaq, in each case during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE or Nasdaq, respectively), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE or Nasdaq, respectively), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported to 3M by Bloomberg L.P. through the Price and Volume Dashboard for “MMM UN<Equity> AQR,” in the case of 3M common stock, and “NEOG UW<Equity> AQR,” in the case of Neogen common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume–weighted average prices or investors’ or security holders’ own calculations of volume–weighted average prices.
Q:	Where can I find the daily VWAP of 3M common stock and Neogen common stock during the period this Exchange Offer is open?
A:
3M will maintain a website at www.3mneogenexchange.com that provides the daily VWAP of both 3M common stock and Neogen common stock for each day during this Exchange Offer. Commencing after the close of trading on the third trading day of this Exchange Offer and on each subsequent day during this Exchange Offer, the website will provide indicative exchange ratios, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. On the first two Valuation Dates, when the values of 3M common stock and Neogen common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by 3M, which will equal (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m. New York City time on the second full trading day prior to the expiration date of this Exchange Offer.

Q:	Why is the calculated per-share value for Garden SpinCo common stock based on the trading prices for Neogen common stock?
A:
There is currently no trading market for Garden SpinCo common stock. 3M believes, however, that the trading prices for Neogen common stock are an appropriate proxy for the trading prices of Garden SpinCo common stock because (i) in the Merger, each outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, which is calculated under the Merger Agreement such that immediately following the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding Neogen common stock, (ii) prior to the consummation of this Exchange Offer, 3M will cause the total number of shares of Garden SpinCo common stock outstanding immediately prior to the Distribution to be that number that results in the Exchange Ratio equaling one and, as a result, each share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into one share of Neogen common stock in the Merger, and (iii) at the Valuation Dates, it is expected that the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing Neogen common stock based on the expected value of such Neogen common stock immediately after the Merger. There can be no assurance, however, that Neogen common stock after the Merger will trade on the same basis or same level as Neogen common stock trades prior to the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of Neogen common stock may not be an appropriate proxy for the prices of Garden SpinCo common stock.”

Q:	How and when will I know the final exchange ratio?
A:	The final exchange ratio showing the number of shares of Garden SpinCo common stock that you will receive for each share of your 3M common stock accepted for exchange in this Exchange Offer will be available at www.3mneogenexchange.com no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date and separately announced by press release. In addition, as described below, you may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this prospectus. 3M will announce whether the upper limit on the number of shares that can be received for each share of 3M common stock tendered and accepted for exchange is in effect at www.3mneogenexchange.com and separately by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.
Q:	Will indicative exchange ratios be provided during this Exchange Offer?
A:
Yes. Indicative exchange ratios will be available commencing after the close of trading on the third trading day of this Exchange Offer by contacting the information agent at the toll-free number provided on the back cover of this prospectus and at www.3mneogenexchange.com on each full trading day during this Exchange Offer, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. The indicative exchange ratio also will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. On the first two Valuation Dates, when the per-share values of 3M common stock and per-share values of Garden SpinCo common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values which will equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m. New York City time on the second full trading day prior to the expiration date of this Exchange Offer.

In addition, for purposes of illustration, a table that indicates the number of shares of Garden SpinCo common stock that you would receive per share of 3M common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of 3M common stock and Neogen common stock on the Valuation Dates, is provided in “Exchange Offer—Terms of This Exchange Offer.”
Q:	What if 3M common stock or Neogen common stock does not trade on any of the Valuation Dates?
A:
If a market disruption event, as defined below, occurs with respect to 3M common stock or Neogen common stock on any of the Valuation Dates, the calculated per-share value of 3M common stock and per-share value of Garden SpinCo common stock will be determined using the daily VWAP of shares of 3M common stock and shares of Neogen common stock on the preceding full trading day or days, as the case may be, on which no market disruption event occurred with respect to either 3M common stock and Neogen common stock. If, however, a market disruption event occurs as specified above, 3M may terminate or extend this Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this Exchange Offer to 3M. For specific information as to what would constitute a market disruption event, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.”

Q:
Are there circumstances under which I would receive fewer shares of Garden SpinCo common stock than I would have received if the exchange ratio were determined using the closing prices of 3M common stock and Neogen common stock on the expiration date of this Exchange Offer?

A:
Yes. For example, if the trading price of 3M common stock were to increase during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of 3M common stock would likely be lower than the closing price of 3M common stock on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of Garden SpinCo common stock for each $100 of 3M common stock than you would have received if that per-share value were calculated on the basis of the closing price of 3M common stock on the last full trading day prior to the expiration date of this Exchange Offer. Similarly, if the trading price of Neogen common stock were to decrease during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of Garden SpinCo common stock would likely be higher than the closing price of Neogen common stock on the last full trading day prior to the expiration date. This could also result in you receiving fewer shares of Garden SpinCo common stock for each $100 of 3M common stock than you would have received if that per-share value were calculated on the basis of the closing price of Neogen common stock on the last full trading day prior to the expiration date of this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”
Q:	Will fractional shares of Garden SpinCo common stock and fractional shares of Neogen common stock be distributed?
A:
Fractional shares of Garden SpinCo common stock will be issued in the Distribution. The shares of Garden SpinCo common stock (including the fractional shares) will be held by Equiniti Trust Company (the “Distribution Exchange Agent”) for the benefit of 3M stockholders whose shares of 3M common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the Clean-Up Spin-Off. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. However, in the Merger, no fractional shares of Neogen common stock will be issued to Garden SpinCo stockholders. Instead, Garden SpinCo stockholders who would otherwise be entitled to receive a fractional share of Neogen common stock (after aggregating all fractional shares of Neogen common stock to which such holder would be entitled) will have their fractional shares aggregated and sold by the exchange agent designated pursuant to the Merger Agreement (the “Merger Exchange Agent”) in the open market at the then-prevailing market prices. The Merger Exchange Agent will make available the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), without interest, to Garden SpinCo stockholders that would otherwise have been entitled to a fractional share of Neogen common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Q:	What is the aggregate number of shares of Garden SpinCo common stock being offered in this Exchange Offer?
A:
In this Exchange Offer, 3M is offering to exchange all of the shares of Garden SpinCo common stock held by it. 3M intends to cause the total number of shares of Garden SpinCo common stock outstanding immediately prior to the Distribution to be that number of shares that results in the Exchange Ratio equaling one. 3M currently expects that approximately 108.3 million shares of Garden SpinCo common stock will be available in this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”

Q:	What happens if not enough shares of 3M common stock are tendered to allow 3M to exchange all of the shares of Garden SpinCo common stock it holds?
A:
If this Exchange Offer is consummated but less than all shares of Garden SpinCo common stock are exchanged because this Exchange Offer is not fully subscribed, the additional shares of Garden SpinCo common stock owned by 3M will be distributed in a Clean-Up Spin-Off. The record date for the Clean-Up Spin-Off, if any, will be announced by 3M. Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such exchange shares, waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock in the Clean-Up Spin-Off. See “Exchange Offer—Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer.”

Q:	What happens if 3M declares a dividend during this Exchange Offer?
A:
If 3M declares a dividend and the record date for that dividend occurs during this Exchange Offer, you will be eligible to receive that dividend if you continue to own your shares of 3M common stock as of that record date.

Q:	Will tendering my shares affect my ability to receive the 3M quarterly dividend?
A:
No, unless your shares are accepted for exchange. If a dividend is declared by 3M with a record date before the completion of this Exchange Offer, you will be entitled to that dividend even if you tendered your shares of 3M common stock. Tendering your shares of 3M common stock in this Exchange Offer is not a sale or transfer of those shares until they are accepted for exchange upon completion of this Exchange Offer. If your shares of 3M common stock are exchanged in this Exchange Offer, you will no longer own those shares and will not receive future dividends with a record date after the completion of the Exchange Offer.
Q:	Will all shares of 3M common stock that I tender be accepted for exchange in this Exchange Offer?
A:
Not necessarily. Depending on the number of shares of 3M common stock validly tendered in this Exchange Offer and not properly withdrawn, the calculated per-share value of 3M common stock and the per-share value of Garden SpinCo common stock determined as described above, 3M may have to limit the number of shares of 3M common stock that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock.”

An exception to proration can apply to stockholders (other than participants in the 3M Savings Plans) who beneficially own “odd lots,” that is, fewer than 100 shares of 3M common stock. Such beneficial holders of 3M common stock who validly tender all of their shares will not be subject to proration.
In all other cases, proration for each tendering stockholder will be based on (i) the proportion that the total number of shares of 3M common stock to be accepted for exchange bears to the total number of shares of 3M common stock validly tendered and not properly withdrawn and (ii) the number of shares of 3M common stock validly tendered and not properly withdrawn by that stockholder (in each case, after taking into account any shares exchanged that constitute “odd lots”). Any shares of 3M common stock not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.
Q:	Will I be able to sell my shares of Garden SpinCo common stock after this Exchange Offer is completed?
A:
No. There currently is no trading market for Garden SpinCo common stock and no such trading market will be established in the future. The Distribution Exchange Agent will hold all issued and outstanding shares of Garden SpinCo common stock in trust for the benefit of the tendering 3M stockholders until the shares of Garden SpinCo common stock are converted into the right to receive shares of Neogen common stock in the Merger. Participants in this Exchange Offer and any Clean-Up Spin-Off will not receive such shares of Garden SpinCo common stock, but will receive the shares of Neogen common stock issuable in the Merger, which can be sold in accordance with applicable securities laws. See “Exchange Offer—Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer.”

Q:	How many shares of 3M common stock will 3M accept for exchange if this Exchange Offer is completed?
A:
The number of shares of 3M common stock that will be accepted for exchange in this Exchange Offer if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Garden SpinCo common stock offered and the number of shares of 3M common stock tendered. 3M currently expects that approximately 108.3 million shares of Garden SpinCo common stock will be available in this Exchange Offer. Assuming that 3M offers 108.3 million shares of Garden SpinCo common stock and that this Exchange Offer is fully subscribed, the largest possible number of shares of 3M common stock that will be accepted for exchange in this Exchange Offer would be 108.3 million divided by the final exchange ratio. For example, assuming that the final exchange ratio is 6.8828 (the current indicative exchange ratio based on the daily VWAPs of 3M common stock and Neogen common stock on August 1, 2022, August 2, 2022 and August 3, 2022), then 3M would accept for exchange up to a total of approximately 15.7 million shares of 3M common stock.

Q:	Are there any conditions to 3M’s obligation to complete this Exchange Offer?
A:
Yes. This Exchange Offer is subject to various conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer.” If any of these conditions are not satisfied or waived prior to the expiration of this Exchange Offer, 3M will not be required to accept shares for exchange and may extend or terminate this Exchange Offer.

3M may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. For a description of the material conditions precedent to this Exchange Offer, including the receipt of Neogen shareholder approval of the issuance of shares of Neogen common stock in connection with the Merger and certain other proposals required in connection with the Transactions, and other conditions, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.” Garden SpinCo has no right to waive any of the conditions to this Exchange Offer. Neogen has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the Merger).
Q:	When does this Exchange Offer expire?
A:
This Exchange Offer will expire, meaning the period during which you are permitted to tender your shares of 3M common stock in this Exchange Offer will end, at 11:59 p.m., New York City time, on August 31, 2022, unless 3M extends this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer—Extension; Termination; Amendment.”

Q:	Can this Exchange Offer be extended and under what circumstances?
A:
Yes. Subject to its compliance with the Merger Agreement and Separation Agreement, 3M can extend this Exchange Offer, in its sole discretion, at any time and from time to time. For instance, this Exchange Offer may be extended if any of the conditions to consummation of this Exchange Offer listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer. In case of an extension of this Exchange Offer, 3M will publicly announce the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. In addition, if the upper limit on the number of shares of Garden SpinCo common stock that can be received for each share of 3M common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the upper limit.

Q:	How do I participate in this Exchange Offer?
A:
The procedures you must follow to participate in this Exchange Offer will depend on whether you hold your shares of 3M common stock in certificated form, through a bank, broker or other nominee, as a participant in any of the 3M Savings Plans, or if your shares of 3M common stock are held in book entry via the Direct Registration System and/or via the Dividend Reinvestment Plan, which we refer to collectively as “DRS.” For specific instructions about how to participate in this Exchange Offer, see “Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

Q:	How can I participate in this Exchange Offer if shares of 3M common stock are held for my account under a 3M 401(k) Savings Plan?
A:
Shares of 3M common stock represented by units in the 3M stock fund held for the account of participants in the 3M Savings Plans are eligible for participation in this Exchange Offer. As applicable under the rules of each 3M Savings Plan, participants or the investment fiduciary of the 3M stock fund under such plan shall direct the trustee of such plan that all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock represented by units in the 3M stock fund in the 3M Savings Plans be exchanged. After the Closing, if and to the extent any share are exchanged pursuant to the Exchange Offer, the applicable plan investment fiduciary may conclude that the applicable 3M Savings Plan will no longer hold Neogen stock, in which case the shares of Neogen common stock attributable to your account will be liquidated and the sale proceeds will be reallocated to one or more of the other investment options within the applicable 3M Savings Plan.

Q:	Will holders of 3M stock options, stock appreciation rights or restricted stock units (“RSU”) have the opportunity to exchange their awards for Garden SpinCo common stock in this Exchange Offer?
A:
No, holders of 3M stock options, stock appreciation rights or RSUs cannot tender the shares underlying such awards in this Exchange Offer. If you hold shares of 3M common stock as a result of the vesting and settlement of RSUs or as a result of the exercise of vested stock options, in each case, during this Exchange Offer, these shares can be tendered in this Exchange Offer.

Q:	Can I tender only a portion of my shares of 3M common stock in this Exchange Offer?
A:	Yes. You may tender all, some or none of your shares of 3M common stock.
Q:	What do I do if I want to retain all of my shares of 3M common stock?
A:
If you want to retain all of your shares of 3M common stock, you do not need to take any action. However, after the consummation of the Transactions, the Food Safety Business will no longer be owned by 3M, and as a holder of 3M common stock you will no longer hold shares in a company that owns the Food Safety Business (unless a Clean-Up Spin-Off is effected or unless this Exchange Offer is terminated and 3M effects a spin-off, in which case you also will receive shares of Neogen common stock in connection with the Merger).

Q:	Can I change my mind after I tender my shares of 3M common stock and before this Exchange Offer expires?
A:
Yes. You may withdraw your tendered shares at any time before this Exchange Offer expires. See “Exchange Offer—Terms of This Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your shares of 3M common stock by following the tender procedures again prior to the expiration of this Exchange Offer.

Q:	Are there any material differences between the rights of holders of 3M common stock and Neogen common stock?
A:
Yes. 3M is a Delaware corporation and subject to the provisions of the DGCL. Neogen is a Michigan corporation and subject to the provisions of the MBCA. Each is subject to different organizational documents. Holders of 3M common stock, whose rights are currently governed by 3M’s organizational documents, will, with respect to the shares validly tendered and exchanged immediately following this Exchange Offer or shares of Garden SpinCo common stock received in any Clean-Up Spin-Off, become shareholders of Neogen and their rights will be governed by the MBCA and Neogen’s organizational documents. For a discussion of the material differences between the rights of holders of 3M common stock and Neogen common stock, see “Comparison of the Rights of Shareholders Before and After The Transactions.”

Q:	Are there any appraisal rights for holders of shares of 3M common stock in connection with this Exchange Offer?
A:	No. There are no appraisal rights available to holders of shares of 3M common stock under the DGCL in connection with this Exchange Offer.
Q:	What will 3M do with the shares of 3M common stock that are tendered, and what is the impact of this Exchange Offer on 3M’s share count?
A:
The shares of 3M common stock that are tendered in this Exchange Offer will be held as treasury stock by 3M unless and until retired or used for other purposes. Any shares of 3M common stock acquired by 3M in this Exchange Offer will reduce the total number of shares of 3M common stock outstanding, although 3M’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Q:	What will happen to any remaining shares of Garden SpinCo common stock owned by 3M in the Clean-Up Spin-Off following the consummation of this Exchange Offer?
A:
In the event that this Exchange Offer is not fully subscribed, any remaining shares of Garden SpinCo common stock owned by 3M that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding following the consummation of this Exchange Offer. Upon consummation of this Exchange Offer, 3M will deliver to the Distribution Exchange Agent (a) book-entry authorization representing all of the shares of Garden SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of Garden SpinCo common stock as agent for the holders of shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, a book entry authorization representing all of the shares of Garden SpinCo common stock to be distributed in the spin-off with instructions to hold the shares as agent for 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer, in each case pending the Merger. Prior to or at the effective time of the Merger, Neogen will deposit with the exchange agent appointed in connection with the Merger, which we refer to as the Merger Exchange Agent, evidence in book-entry form representing the shares of Neogen common stock issuable in the Merger. Such shares of Neogen common stock will be delivered following the effective time of the Merger, pursuant to the procedures determined by the Merger Exchange Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of 3M Common Stock.” If this Exchange Offer is terminated by 3M on or prior to the expiration date of this Exchange Offer without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. Such distributed shares of Garden SpinCo common stock will convert to Neogen common stock in the Merger.
Q:	If I tender some or all of my shares of 3M common stock in this Exchange Offer, will I receive any shares of Garden SpinCo common stock in the Clean-Up Spin-Off?
A:
3M stockholders who validly tender (and do not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off. However, in the event any of your tendered shares are not accepted for exchange in this Exchange Offer for any reason, or you do not tender all of your shares of 3M common stock, such shares that are not accepted for exchange or were not tendered would be entitled to receive shares of Garden SpinCo common stock in the Clean-Up Spin-Off.

Q:	Whom do I contact for information regarding this Exchange Offer?
A:
You may call the information agent, Georgeson, at 888-607-6511, to ask any questions about this exchange offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Questions and Answers about the Transactions
Q:	What are the transactions described in this prospectus?
A:
References to the “Transactions” mean the transactions contemplated by the Merger Agreement, the Separation Agreement and the Asset Purchase Agreement. These agreements provide for, among other things:

•	the separation of the Food Safety Business of 3M from the other businesses of 3M;
•
the distribution by 3M of (i) up to 100% of the shares of Garden SpinCo common stock to 3M stockholders participating in this Exchange Offer followed, if necessary, by the distribution of any remaining shares held by 3M in a Clean-Up Spin-Off or (ii) if this Exchange Offer is terminated, all of the outstanding shares of Garden SpinCo common stock to 3M stockholders on a pro rata basis;

•
the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo continuing as the surviving corporation and as a wholly owned subsidiary of Neogen, and Garden SpinCo common stock being converted into the right to receive Neogen common stock (and if applicable, cash in lieu of any fractional shares) as contemplated by the Merger Agreement; and

•	the direct sale of certain assets and liabilities related to the Food Safety Business from 3M or its subsidiaries to Neogen and its applicable subsidiaries for cash.
The Transactions are structured using a Reverse Morris Trust transaction structure. This structure was chosen because, among other things, it provides a tax-efficient method to combine Neogen and the Food Safety Business. The Separation and the Merger are described in more detail in “The Transactions” and elsewhere in this prospectus.
Q:	What will happen in the Separation?
A:
Pursuant to the Separation Agreement, 3M and certain of 3M’s subsidiaries will engage in a series of transactions in which, among other things, (a) certain assets and liabilities related to the Food Safety

Business that are not currently owned by Garden SpinCo or Garden SpinCo subsidiaries will be transferred from 3M and certain of its subsidiaries to Garden SpinCo and entities that will become Garden SpinCo subsidiaries and (b) if needed, certain assets and liabilities related to 3M’s other businesses that are owned by Garden SpinCo will be transferred from Garden SpinCo to 3M and certain of its subsidiaries that will not be Garden SpinCo subsidiaries. The purpose of these transactions is to separate the Food Safety Business from 3M’s other businesses. In connection with the Reorganization, 3M, Garden SpinCo and certain of each of their subsidiaries will engage in a series of actions, which may include transfers of securities, formation of new entities or other actions, to effect an internal restructuring. The separation of the Food Safety Business from the other businesses of 3M pursuant to the Separation Agreement is referred to as the Reorganization. In connection with the Reorganization, and in partial consideration for the transfer of Food Safety Business assets to Garden SpinCo, Garden SpinCo will (a) issue to 3M any additional shares of Garden SpinCo common stock required such that the number of shares of Garden SpinCo common stock held by 3M shall be equal to the number of shares required to effect the Distribution, (b) make the SpinCo Cash Payment and (c) issue to 3M any SpinCo Exchange Debt.
In addition, certain assets and liabilities related to the Food Safety Business will be directly sold by 3M or its subsidiaries to Neogen or its subsidiaries pursuant to the Asset Purchase Agreement. These assets and liabilities are included within the Food Safety Business’s combined financial statements included elsewhere in this document.
Q:	What will happen in the Merger?
A:
Pursuant to the Merger Agreement, in the Merger, Merger Sub will merge with Garden SpinCo, and Garden SpinCo will survive the Merger as a wholly owned subsidiary of Neogen. Following the effective time of the Merger, Neogen will continue to be a separately traded public company and will own and operate the combined businesses of Neogen and the Food Safety Business. At the effective time of the Merger, each issued and outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio. The Exchange Ratio is calculated under the Merger Agreement such that immediately following the Merger, Garden SpinCo stockholders will hold approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will hold approximately 49.9% of the issued and outstanding shares of Neogen’s common stock.

Q:	What are 3M’s reasons for the Transactions?
A:
In reaching a decision to proceed with the Transactions, the 3M board and 3M’s senior management considered, among other things, (i) the expected strategic and operational benefits of separating the Food Safety Business from 3M’s other businesses; (ii) the enhanced competitive position by combining complementary offerings that would be created through the combination of the Food Safety Business with Neogen; (iii) the belief of the 3M board that the Transactions reflect a compelling valuation for the Food Safety Business; (iv) the results of the due diligence review of Neogen’s business conducted by 3M’s management and advisors; (v) the fact that 3M stockholders would own approximately 50.1% of the combined company following the Merger and would have the opportunity to participate in any increase in the value of the shares of Neogen common stock following the effective time of the Merger; (vi) the 3M board’s view of the favorable anticipated financial profile of the combined company in the initial post-closing period; (vii) the fact that two individuals designated by 3M would become directors of the combined company upon the effective time of the Merger; (viii) the expectation that the Separation, the Distribution and the Merger generally would be tax-efficient for 3M and its stockholders; (ix) the potential synergies associated with a combination of Neogen and the Food Safety Business; and (x) the fact that 3M will receive the SpinCo Cash Payment and, as applicable, the SpinCo Exchange Debt in the Transactions, which may be used for debt reduction, dividends and/or share repurchases, as well as a variety of negative factors and risks associated with the Transactions. See “The Transactions—3M’s Reasons for the Transactions.”

Q:	What are Neogen’s reasons for the Transactions?
A:
In reaching its decision to approve the Transactions and resolving to recommend that Neogen shareholders approve the Share Issuance and the other matters to be considered at Neogen’s special meeting, the Neogen board considered various expected advantages and benefits of the Transactions, including (i) the overall strategic and financial benefits that could be achieved by combining Neogen and the Food Safety Business relative to the future prospects of Neogen on a standalone basis, (ii) the opportunity to create a leading innovator in the food safety industry with the geographic footprint, product range and innovation capabilities to capitalize on opportunities for growth presented by the increased global focus on sustainability and food safety, (iii) the opportunity to combine the complementary product offerings of Neogen and the Food Safety Business, which would allow Neogen to expand its product offerings, (iv) the expectation that the financial profile and enhanced international presence of the combined company would position Neogen to pursue further international expansion and provide opportunities for continued global growth, (v) the relative valuations for Neogen and the Food Safety Business implied by the Exchange Ratio pursuant to the Merger Agreement, and (vi) the fact that the Reverse Morris Trust transaction structure affords an effective and economical choice for the Transactions other alternatives, as well as a variety of negative factors and risks associated with the Transactions. See “The Transactions—Neogen’s Reasons for the Transactions.”
Q:	What is a Reverse Morris Trust transaction?
A:
A Reverse Morris Trust transaction structure allows a parent company (in this case, 3M) to divest a subsidiary (in this case, Garden SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders (in this case, 3M’s distribution of the SpinCo common stock to 3M’s stockholders in the Distribution, which may be completed either by an Exchange Offer and a potential Clean-Up Spin-Off or a pro rata distribution of SpinCo common stock) in a transaction that is generally tax-free under Section 355 of the Code. The distributed subsidiary then combines with a third party (in this case, Merger Sub through the Merger). Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company and its stockholders if the transaction structure meets the applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the business combination. For information about the material tax consequences resulting from the Transactions, see “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

The parties determined that a Reverse Morris Trust transaction structure was an effective and efficient choice for the Transactions because, among other things, it provides a tax-efficient method to combine Neogen and the Food Safety Business. This makes a Reverse Morris Trust structure economically more appealing to the parties as compared to a taxable transaction structure.
Q:	What will I receive in the Transactions?
A:
In this Exchange Offer, 3M will offer to 3M stockholders the right to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock. In the event this Exchange Offer is not fully subscribed, 3M will distribute in the Clean-Up Spin-Off the remaining shares of Garden SpinCo common stock owned by 3M on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. In the Merger, the shares of Garden SpinCo common stock will be converted into the right to receive shares of Neogen common stock. Thus, each Garden SpinCo stockholder will ultimately receive shares of Neogen common stock in the Merger. Garden SpinCo stockholders will not be required to pay for the shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off or the shares of Neogen common stock issued in the Merger. Garden SpinCo stockholders will receive from the Merger Exchange Agent cash in lieu of any fractional shares of Neogen common stock that such stockholders would have been entitled to receive (after aggregating all fractional shares that would otherwise have been issuable to such stockholder). The Merger Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Garden SpinCo stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Exchange Agent will make the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), available, without interest, to Garden SpinCo stockholders that would otherwise have been entitled to a fractional share of Neogen common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Q:	What will Neogen shareholders receive in the Merger?
A:
Neogen shareholders will not directly receive any consideration in the Merger. All shares of Neogen common stock issued and outstanding immediately before the Merger will remain issued and outstanding after the consummation of the Merger. Immediately after the Merger, pre-Merger Neogen shareholders will continue to own shares in Neogen, which will now hold the Food Safety Business, including Garden SpinCo, which will have become a wholly owned subsidiary of Neogen.

Q:	What is the estimated total value of the consideration to be paid by Neogen to Garden SpinCo stockholders in the Transactions?
A:
Based upon the reported closing price for Neogen common stock on Nasdaq of $40.12 per share on December 13, 2021, the last trading day before the announcement of the signing of the Merger Agreement, and the number of outstanding shares of Neogen common stock on that date, the estimated total value of the shares to be issued by Neogen to Garden SpinCo stockholders in the Merger (excluding applicable holders of the equity awards described below) would have been approximately $4.3 billion. Based upon the reported closing price for Neogen common stock on Nasdaq of $22.11 per share on August 2, 2022, the estimated total value of the shares to be issued by Neogen to Garden SpinCo stockholders pursuant to the Merger (excluding applicable holders of the equity awards described below) would be approximately $2.4 billion. The actual total value of the consideration to be paid by Neogen in connection with the Merger will depend on the market price of shares of Neogen common stock at the time of the closing of the Merger.

Q:	Are there possible adverse effects on the value of Neogen common stock to be received by Garden SpinCo stockholders who participate in this Exchange Offer?
A:
3M stockholders that participate in this Exchange Offer will be exchanging their shares of 3M common stock for shares of Garden SpinCo common stock at a discount to the per-share value of Neogen common stock, subject to the upper limit. The existence of a discount, along with the Share Issuance, may negatively affect the market price of Neogen common stock. Neogen also expects to incur significant expenses related to the Transactions, including those related to legal, advisory, financing, printing and financial services fees and transaction and integration expenses. The incurrence of these costs may have an adverse impact on Neogen’s liquidity or operating results in the periods in which they are incurred. Neogen also will be required to devote a significant amount of time and attention to the process of integrating the operations of Neogen and the Food Safety Business. If Neogen is not able to effectively manage the process, Neogen’s business may suffer and its stock price may decline. In addition, the market price of Neogen common stock may decline as a result of sales of a large number of shares of Neogen common stock in the market after the consummation of the Transactions or even the perception that these sales could occur. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	Will Garden SpinCo make any payments to 3M in connection with the Separation?
A:
In connection with the Separation, Garden SpinCo will make a cash payment, which we refer to as the SpinCo Cash Payment, to 3M of an amount of cash (not to be less than $465 million) determined in relation to the aggregate adjusted bases of the assets transferred to Garden SpinCo, subject to a customary net working capital adjustment. In addition, Neogen will make a cash payment to 3M of approximately $181 million in accordance with the transactions contemplated by the Asset Purchase Agreement, and Garden SpinCo has issued the SpinCo Exchange Debt to 3M.

Q:	How will the Transactions impact the future liquidity and capital resources of Neogen?
A:
In connection with entry into the Merger Agreement, Garden SpinCo entered into the Debt Commitment Letter with the Commitment Parties. The Debt Commitment Letter will permit Garden SpinCo to incur borrowings in an aggregate principal amount of up to $1.0 billion (subject to certain conditions). In connection with the Transactions, Garden SpinCo expects to issue senior unsecured notes and/or to borrow loans under a senior secured term loan facility in an aggregate principal amount of up to $1.0 billion in lieu of borrowing under the financing arrangements contemplated by the Debt Commitment Letter in order to finance the SpinCo Cash Payment, complete the Debt Exchange, and fund the purchase price under the Asset Purchase Agreement. Neogen anticipates that, following the consummation of the Merger, its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will continue to be cash from operations. Neogen expects that its cash from operations will be sufficient to make required payments of interest on its outstanding debt and to fund working capital and capital expenditure requirements, including costs relating to the Transactions. However, Neogen’s indebtedness following the Transactions could adversely affect Neogen’s financial condition or liquidity. See “Risk Factors—Risks Related to the Combined Company’s Business Following the Transactions.”
Q:	What are the material U.S. federal income tax consequences to 3M stockholders resulting from the Distribution and the Merger?
A:
The consummation of the Distribution (which includes this Exchange Offer) is conditioned upon, among other things, the receipt of the IRS Ruling and the Distribution Tax Opinion (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—Treatment of the Distribution”). If 3M receives the IRS Ruling and the Distribution Tax Opinion to the effect that the Distribution, together with certain related transactions, qualifies as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and the IRS Ruling and such tax opinion continue to be valid and in full force and effect, then, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”) of 3M common stock upon the receipt of Garden SpinCo common stock in this Exchange Offer or in any Clean-Up Spin-Off (or if 3M determines not to consummate the Exchange Offer).

The consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and Weil, Gotshal & Manges LLP (“Weil”), respectively, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. On the basis that the Merger so qualifies, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Garden SpinCo common stock upon the receipt of shares of Neogen common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Neogen common stock.
Tax matters are complicated and the tax consequences of the Distribution, Merger and related transactions to a particular 3M stockholder will depend on the facts of such stockholder’s situation. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” for additional information on the tax consequences of the Distribution, Merger and related transactions. Stockholders are urged also to consult their tax advisors as to the specific tax consequences of the Distribution and the Merger to them.
Q:	Are there risks associated with the Transactions?
A:
Yes. Neogen may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 46 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 69. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that Neogen will be able to integrate the Food Safety Business successfully, and uncertainties relating to the performance of Neogen after the Transactions.

Q:	Who will serve on the Neogen board following the closing of the Merger?
A:
Immediately after the Merger, the Neogen board will consist of ten directors: the eight existing Neogen directors and two additional independent directors, reasonably acceptable to Neogen, who will be designated by 3M prior to Closing. The Neogen board is divided into three classes with staggered 3-year terms. Each of the 3M designees will be appointed to a different class on the Neogen board. See “The Transactions—Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger” for more detailed information.

Q:	Who will manage the business of Neogen after the Transactions?
A:
The Neogen management team will continue to manage the business of Neogen following the Transactions. See “The Transactions—Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger” for more detailed information.

Q:	What shareholder approvals are needed in connection with the Transactions?
A:
Neogen cannot complete the Transactions unless the Share Issuance Proposal is approved by the affirmative vote of a majority of the total votes cast by Neogen shareholders entitled to vote on the proposal at the Neogen special meeting. It is also a condition to the Merger that Neogen shareholders approve the Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal. No vote of 3M stockholders or Garden SpinCo stockholders following the Distribution is required or being sought in connection with the Transactions.

Q:	Where will the Neogen shares issued in connection with the Merger be listed?
A:	Neogen common stock is listed on Nasdaq under “NEOG.” The Neogen common stock will continue to be listed on Nasdaq following the completion of the Transactions.
Q:	What is the current relationship between Garden SpinCo and Neogen?
A:
Garden SpinCo is currently a wholly owned subsidiary of 3M and was formed as a Delaware corporation on December 10, 2021 to own and operate the Food Safety Business. Other than in connection with the Transactions, there is no relationship between Garden SpinCo and Neogen.

Q:	When will the Transactions be completed?
A:
The Transactions are expected to be completed in the third quarter of 2022, subject to receipt of Neogen shareholder approval, receipt of the IRS Ruling, and satisfaction of other customary closing conditions.

Q:
Does Neogen have to pay a termination fee to 3M if the Share Issuance or any of the other transaction-related proposals are not approved by Neogen shareholders or if the Merger Agreement is otherwise terminated?

A:	In specified circumstances, depending on the reasons for termination of the Merger Agreement, Neogen may be required to pay 3M a termination fee of $140 million.
For a discussion of the circumstances under which the termination fee is payable by Neogen, see “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” beginning on page 189.
Q:	Does 3M have to pay a termination fee to Neogen or reimburse Neogen’s expenses if the Merger Agreement is terminated?
A:	No. See “The Transaction Agreements—The Merger Agreement—Termination.”
Q:	Is Garden SpinCo required to have a certain amount of cash in connection with the Merger? Is there an adjustment based on the working capital of Garden SpinCo?
A:
The Separation Agreement provides that 3M will cause Garden SpinCo to have at least $3 million in cash or cash equivalents remaining in the business at the Separation effective time. The Separation Agreement also provides for a working capital adjustment. Based upon the actual amount of the net working capital of the Food Safety Business on the last calendar day of the month immediately preceding the Closing Date relative to an agreed upon target amount of net working capital, Garden SpinCo may be required to pay cash to 3M or 3M may be required to pay cash to Garden SpinCo. Any such adjustment will occur following the closing of the Merger and will not impact the number of shares of Neogen common stock to be issued in the Merger. See “The Transaction Agreements—The Separation Agreement—Consideration for the Transfer of Assets.”

Q:	Will Neogen or Garden SpinCo incur indebtedness in connection with the Separation, the Distribution and the Merger?
A:
Yes. In connection with the Transactions, Garden SpinCo obtained financing commitments from certain financial institutions that would have permitted Garden SpinCo to incur borrowings in an aggregate principal amount of up to $1.0 billion (subject to certain conditions). In lieu of such commitments, on June 30, 2022, Garden SpinCo entered into the Senior Secured Credit Agreement, which provides for a term loan facility in an aggregate principal amount of $650.0 million and a $150.0 million revolving credit facility. Separately, on July 20, 2022, Garden SpinCo consummated an offering of $350.0 million aggregate principal amount of Notes. Garden SpinCo and Neogen expect the SpinCo Cash Payment from Garden SpinCo to 3M to be funded with the proceeds of such financings. If any portion of such financings is unavailable on or prior to the date of the SpinCo Cash Payment, the applicable portion of the SpinCo Cash Payment may instead be funded with proceeds from alternative financing. See “Debt Financing Arrangements.”
Q:	Can Neogen, 3M or Garden SpinCo stockholders demand appraisal of their shares?
A:
No. Neogen shareholders do not have appraisal rights under Michigan law in connection with the Transactions. Neither 3M nor Garden SpinCo stockholders have appraisal rights under Delaware law in connection with the Transactions.

Q:	Who can answer my questions about the Transactions?
A:
If you have any questions about the Transactions, please contact the information agent, Georgeson, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 888-607-6511.

SUMMARY
The following summary contains certain information described in more detail elsewhere in this prospectus. To better understand the proposed Transactions, and for a more complete description of the legal terms of the Separation and the Merger, you should read this entire prospectus carefully, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information; Incorporation by Reference.”
Terms of the Exchange Offer (Page 73)
3M is offering to exchange all shares of Garden SpinCo common stock that are owned by 3M for shares of 3M common stock. You may tender all, some or none of your shares of 3M common stock. This prospectus and related documents are being sent to persons who directly held shares of 3M common stock on August 4, 2022 and brokers, banks and similar persons whose names or the names of whose nominees appear on 3M’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of 3M common stock.
3M common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in “Exchange Offer—Terms of This Exchange Offer,” on the terms and subject to the conditions and limitations described below, including the proration provisions.
3M will promptly return any shares of 3M common stock that are not accepted for exchange following the expiration of this Exchange Offer and the determination of the final proration factor, if any, described below. After the expiration of this Exchange Offer, shares accepted for exchange by 3M may not be withdrawn; provided, however, that such shares may be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer if this Exchange Offer has not then been consummated.
For the purposes of illustration, the table below indicates the number of shares of Garden SpinCo common stock that you would receive per share of your 3M common stock accepted for exchange in this Exchange Offer, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of 3M common stock and Neogen common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of 3M common stock, the indicative calculated per-share value of Garden SpinCo common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq, respectively, on August 3, 2022, based on the daily VWAPs of 3M common stock and Neogen common stock on August 1, 2022, August 2, 2022 and August 3, 2022. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of 3M common stock and the calculated per-share value of Garden SpinCo common stock based on changes relative to the values of August 3, 2022.
3M Common Stock	Neogen Common Stock	Calculated Per-Share Value of 3M Common Stock (A)	Calculated Per- Share Value of Garden SpinCo Common Stock (Before the 7% Discount) (B)	Shares of Garden SpinCo Common Stock To Be Received Per Share of 3M Common Stock Tendered and Accepted for Exchange (the Exchange Ratio) (C)	Calculated Value Ratio (D)
As of August 3, 2022	As of August 3, 2022	$142.8342	$22.3143	6.8828	1.075
Down 10%	Up 10%	$128.5508	$24.5457	5.6314	1.075
Down 10%	Unchanged	$128.5508	$22.3143	6.1945	1.075
Down 10%	Down 10%	$128.5508	$20.0829	6.8828	1.075
Unchanged	Up 10%	$142.8342	$24.5457	6.2571	1.075
Unchanged	Down 10%(1)(2)	$142.8342	$20.0829	7.3515	1.034
Up 10%	Up 10%	$157.1176	$24.5457	6.8828	1.075
Up 10%	Unchanged(1)(3)	$157.1176	$22.3143	7.3515	1.044
Up 10%	Down 10%(1)(4)	$157.1176	$20.0829	7.3515	0.940
(A)
As of August 3, 2022, the calculated per-share value of 3M common stock equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($143.1895, $142.1134 and $143.1997).

(B)
As of August 3, 2022, the calculated per-share value of Garden SpinCo common stock equals the simple arithmetic average of daily Neogen VWAPs on each of the three most recent prior trading dates ($22.6622, $22.1371 and $22.1436).

(C)	Equal to (i) the amount calculated as [A / (B*(1-7%))] or (ii) the upper limit, whichever is less.
(D)
The calculated value ratio equals (i) the calculated per-share value of Garden SpinCo common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of 3M common stock (A), rounded to three decimal places.

(1)
In this scenario, 3M would announce that the upper limit on the number of shares of Garden SpinCo common stock that can be received for each share of 3M common stock tendered is in effect no later than 11:59 p.m., New York City time, on the second trading day prior to the expiration date, and that the exchange ratio will be fixed at the upper limit.

(2)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 7.6476 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer.

(3)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 7.5711 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer.

(4)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 8.4123 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering 3M stockholders would receive less than $100 in value of Garden SpinCo common stock for each $100 in value of 3M common stock.

For example, if the calculated per-share value of 3M common stock was $154.23 (the highest closing price for 3M common stock on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of Garden SpinCo common stock was $21.52 (the lowest closing price for Neogen common stock on Nasdaq during that three-month period), the value of Garden SpinCo common stock, based on the Neogen common stock price, received for shares of 3M common stock accepted for exchange in this Exchange Offer would be approximately $102.58 for each $100 of 3M common stock accepted for exchange in this Exchange Offer.
Extension; Termination; Amendment
This Exchange Offer, and your withdrawal rights, will expire at 11:59 p.m., New York City time, on August 31, 2022, unless this Exchange Offer is extended or terminated. You must tender your shares of 3M common stock prior to this time if you want to participate in this Exchange Offer. 3M may extend, terminate or amend this Exchange Offer as described in this prospectus.
Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by 3M, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Conditions to Consummation of this Exchange Offer
3M’s obligation to exchange shares of Garden SpinCo common stock for shares of 3M common stock is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer.” These conditions include:
•
the absence of (i) any event reasonably likely to restrain, prohibit or delay consummation of this Exchange Offer, (ii) any general suspension of trading in securities on any national securities exchange in the United States, (iii) any extraordinary or material adverse change in U.S. financial markets generally, (iv) a declaration of a banking moratorium in respect of banks in the United States, (v) a commencement of war, (vi) any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, condition or results of operations of 3M, Neogen or Garden SpinCo, or (vii) a market disruption event (as defined under “Exchange Offer—Conditions to Consummation of this Exchange Offer”);

•	the approval by Neogen’s shareholders of the issuance of Neogen common stock in connection with the Merger and certain other transaction-related proposals;
•	the registration statement on Forms S-4 and S-1 of which this prospectus is a part having become effective under the Securities Act;
•
the receipt by 3M of the Distribution Tax Opinion and an opinion from Ernst & Young (“EY”), regarding the tax treatment of the Contribution and Distribution and certain internal restructuring transactions undertaken in the Separation (together, the “Distribution Tax Opinions”), the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions;the completion of various transaction steps (including the receipt of the SpinCo Cash Payment);

•
each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger (other than this Exchange Offer) and effect the other transactions contemplated by the Merger Agreement having been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger), including the receipt of required regulatory approvals under applicable antitrust laws, which approvals the parties have obtained as described under “The Transactions – Regulatory Approvals”;

•	the shares of Neogen common stock to be issued in the Merger have been authorized for listing on Nasdaq; and
•	the Merger Agreement and the Separation Agreement having not been terminated.
See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.”
3M may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. Garden SpinCo has no right to waive any of the conditions to this Exchange Offer. If 3M waives receipt of the Distribution Tax Opinions, IRS Ruling or certain tax rulings issued by the Swiss tax authorities, 3M will evaluate the appropriate facts and circumstances at that time and make such additional disclosure and take such other actions, including extension of the Exchange Offer, as may be required by applicable law. See “Exchange Offer-Terms of This Exchange Offer-Extension; Termination; Amendment.” Neogen has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the Merger).
Conditions to the Merger
The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by 3M and Neogen, at or prior to the closing of the Merger, of each of the following conditions:
•	the expiration or termination of any applicable waiting period under the HSR Act, and receipt of specified consents, authorizations, orders or approvals required under certain competition laws;
•
the absence of any voluntary agreement between Neogen or 3M (solely to the extent that entry into such agreement was consented to by the other party) and any government authority pursuant to which Neogen or 3M has agreed not to consummate the transaction contemplated by the Merger Agreement for any period of time;

•	the consummation of the transactions contemplated by the Separation Agreement to occur prior to the Distribution in all material respects;
•
the effectiveness of the registration statement of Neogen and the registration statement of Garden SpinCo, and the absence of any stop order issued by the SEC or any actual or threatened proceeding before a governmental authority seeking a stop order with respect thereto, and the expiration of any offer or notice period under stock exchange rules or securities laws in connection with the Distribution;

•	the approval by Neogen shareholders of the Share Issuance Proposal, Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal;
•	the absence of any law or order by a governmental authority that restrains, enjoins or prohibits the consummation of the Merger or the other Transactions; and
•	the approval for listing on Nasdaq of the shares of Neogen common stock to be issued in the Merger.
3M’s and Garden SpinCo’s obligations to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by 3M, at or prior to the closing of the Merger, of each of the following additional conditions:
•
the performance or compliance in all material respects by Neogen and Merger Sub of all obligations, covenants and agreements required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•
the accuracy in all material respects of Neogen’s and Merger Sub’s representations and warranties with respect to organization and the authority of Neogen and Merger Sub, the binding nature of the Transaction Agreements on Neogen and Merger Sub and brokers’ fees;

•
the accuracy in all respects of Neogen’s and Merger Sub’s representations and warranties with respect to the capitalization of Neogen and Merger Sub, the approval of the Neogen board required to consummate the Transactions and the approval of Neogen’s shareholders required to consummate the Transactions, as of the date of the Merger Agreement and the date of the consummation of the Merger (except for de minimis inaccuracies);

•	the absence of a Neogen material adverse effect;
•
the accuracy in all respects of all other representations and warranties made by Neogen and Merger Sub (without giving effect to any materiality, material adverse effect or similar qualifiers), except as would not have a material adverse effect on Neogen and its subsidiaries;

•	the receipt by 3M of a tax opinion from Wachtell Lipton regarding the intended tax treatment of the Merger;
•
the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions continuing to be valid and in full force and effect;

•
the consummation of the Debt Exchange or the implementation of an alternative structure as provided in the Merger Agreement and the Separation Agreement or the implementation of an alternative structure and the receipt of the SpinCo Cash Payment; and

•	the execution and delivery by Neogen of a certificate certifying that certain conditions above have been duly satisfied and other documents to be delivered in connection with the Closing.
Neogen’s and Merger Sub’s obligations to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by Neogen, at or prior to the closing of the Merger, of each of the following additional conditions:
•
the performance or compliance in all material respects by 3M and Garden SpinCo of all obligations, covenants and agreements required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•
the accuracy in all material respects of 3M’s and Garden SpinCo’s representations and warranties with respect to the authority of 3M and Garden SpinCo, the binding nature of the Transaction Documents on 3M and Garden SpinCo, the organization of Garden SpinCo and brokers’ fees;

•
the accuracy in all respects of 3M’s and Garden SpinCo's representations and warranties with respect to the capitalization of Garden SpinCo, the approval of the boards of 3M and Garden SpinCo required to consummate the Transactions and the approval of Garden SpinCo’s sole shareholder required to consummate the Transactions (except for de minimis inaccuracies);

•	the absence of a Garden SpinCo material adverse effect;
•
the accuracy in all respects of all other representations and warranties made by 3M and Garden SpinCo (without giving effect to any materiality, material adverse effect or similar qualifiers), except as would not have a material adverse effect on Garden SpinCo and its subsidiaries;

•	the receipt by Neogen of a tax opinion from Weil regarding the intended tax treatment of the Merger;
•
the delivery to Neogen of a certificate and IRS notice stating that the interests of Garden SpinCo are not U.S. real property interests within the meaning of the Internal Revenue Code and the applicable Treasury Regulations; and

•	the execution and delivery of a certificate certifying that certain conditions above have been duly satisfied and other documents to be delivered in connection with the Closing.
See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.”
Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock
If, upon the expiration of this Exchange Offer, 3M stockholders have validly tendered and not properly withdrawn more shares of 3M common stock than 3M is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Garden SpinCo common stock owned by 3M), 3M will accept for exchange the 3M common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of 3M common stock to be accepted for exchange bears to the total number of shares of 3M common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of 3M common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Garden SpinCo common stock being offered by 3M in this Exchange Offer, except for tenders of odd lots, as described below.
3M will announce the preliminary proration factor for this Exchange Offer at www.3mneogenexchange.com and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of 3M common stock validly tendered for exchange and not properly withdrawn, 3M will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.
Beneficial holders (other than participants in any of the 3M Savings Plans) of less than 100 shares of 3M common stock who validly tender all of their shares may elect not to be subject to proration by completing the section in the applicable letter of transmittal entitled “Odd-Lot Shares.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if 3M completes this Exchange Offer.
Fractional Shares
Fractional shares of Garden SpinCo common stock will be issued in the Distribution. Garden SpinCo common stock (including the fractional shares) will be held by the Distribution Exchange Agent for the benefit of 3M stockholders whose shares of 3M common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the Clean-Up Spin-Off. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Garden SpinCo, whereby Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen. Each share of Garden SpinCo common stock outstanding immediately prior to the effective time of the Merger (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, such that immediately following the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. No fractional shares of Neogen common stock will be issued in the Merger. Instead, Garden SpinCo stockholders who would otherwise be entitled to receive a fractional share of Neogen common stock (after aggregating all fractional shares that would otherwise have been issuable to such stockholder) will receive cash in lieu of such fractional share. The Merger Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Garden SpinCo stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Exchange Agent will make the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), available, without interest, to Garden SpinCo stockholders that would otherwise have been entitled to a fractional share of Neogen common stock, on a pro rata basis based on such stockholders’ respective fractional interests.
Holders who are tendering shares of 3M common stock represented by units in the 3M stock fund allocated to their 3M Savings Plans accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator or other plan fiduciary for information that is specific to the 3M Savings Plans.

Procedures for Tendering
For you to validly tender your shares of 3M common stock pursuant to this Exchange Offer, prior to the expiration of this Exchange Offer:
•
If you hold certificates representing shares of 3M common stock, you must deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing shares of 3M common stock, you must also deliver to the Distribution Exchange Agent the certificates representing the shares of 3M common stock tendered. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Distribution Exchange Agent.

•
If your shares of 3M common stock are held in DRS form, you may deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

•
If you hold shares of 3M common stock through a bank, broker or other nominee, you should receive instructions from your broker on how to participate in this Exchange Offer. In this situation, do not complete a letter of transmittal to tender your 3M common stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

•
Participants in (or the applicable investment fiduciary of) the 3M Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator or other plan fiduciary. Such participants or investment fiduciary should not use the letter of transmittal to direct the tender of shares of 3M common stock held in these plans, but should instead use the Exchange Offer election form provided to them by or on behalf of their plan administrator or other plan fiduciary. Such participants or investment fiduciary may direct the applicable plan trustee to tender all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock allocated to their 3M Savings Plans accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the applicable plan administrator or other plan fiduciary.

Delivery of Garden SpinCo Common Stock
Upon consummation of this Exchange Offer, 3M will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of Garden SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of Garden SpinCo common stock as agent for the holders of shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a clean-up spin-off, if any, 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. Shares of Neogen common stock will be delivered to Garden SpinCo stockholders following the effective time of the Merger, pursuant to the procedures determined by the Merger Exchange Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of 3M Common Stock.”
Withdrawal Rights
Shares of 3M common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before the expiration of this Exchange Offer and unless 3M has previously accepted such shares for exchange pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once 3M accepts 3M common stock for exchange pursuant to this Exchange Offer, your tender is irrevocable.
If you hold shares of 3M common stock represented by units in the 3M stock fund through the 3M Savings Plans, you or the investment fiduciary of the 3M stock fund under such plan, as applicable, shall direct the trustee of such plan that all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock held in your 3M Savings Plan account be exchanged.

No Appraisal Rights
No appraisal rights are available to holders of 3M common stock in connection with this Exchange Offer or any Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed) of shares of Garden SpinCo common stock. If this Exchange Offer were to be terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), no appraisal rights would be available to holders of 3M common stock in the spin-off of shares of Garden SpinCo common stock.
Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer
All shares of Garden SpinCo common stock owned by 3M that are not exchanged in this Exchange Offer will be distributed in the Clean-Up Spin-Off to holders of 3M common stock whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. The record date for the Clean-Up Spin-Off, if any, will be announced by 3M. Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off.
Upon consummation of this Exchange Offer, 3M will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of Garden SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of Garden SpinCo common stock as agent for the holders of shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. Shares of Neogen common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Distribution Exchange Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of 3M Common Stock.”
If this Exchange Offer is terminated by 3M without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.
Information About Neogen and Merger Sub (Page 88)
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912
Telephone: (517) 372-9200
Neogen Corporation, which we refer to as Neogen, is a Michigan corporation incorporated in 1981. Neogen common stock is listed on Nasdaq under the symbol “NEOG.” Neogen and its subsidiaries develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Neogen’s Food Safety segment consists primarily of diagnostic test products and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, genetic modifications, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. Neogen’s Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, diagnostic products, rodenticides, cleaners, disinfectants, insecticides and genomics testing services for the worldwide animal safety market. For more information on Neogen, see “Information About Neogen and Merger Sub.”
Nova RMT Sub, Inc.
c/o Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912
Telephone: (517) 372-9200
Nova RMT Sub, Inc., which we refer to as Merger Sub, is a wholly owned subsidiary of Neogen that was incorporated in the State of Delaware on December 10, 2021, for the purposes of merging with and into Garden SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Neogen and Merger Sub.”

Information About 3M (Page 90)
3M Company
3M Center
St. Paul, Minnesota 55144
(651) 733-1110
3M Company, which we refer to as 3M, is a Delaware corporation incorporated in 1929 to continue operations begun in 1902. 3M common stock is listed on the NYSE under the symbol “MMM.” 3M is a diversified technology company with a global presence in the following businesses: Safety and Industrial; Transportation and Electronics; Health Care; and Consumer. 3M is among the leading manufacturers of products for many of the markets it serves. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies. For more information on 3M, see “Information About 3M.”
Information About Garden SpinCo Corporation (Page 91)
Garden SpinCo Corporation
c/o 3M Company
3M Center
St. Paul, Minnesota 55144
(651) 733-1110
Garden SpinCo Corporation, which we refer to as Garden SpinCo, a wholly owned subsidiary of 3M, was incorporated in the State of Delaware on December 10, 2021, to own and operate 3M’s Food Safety Business. In connection with the Transactions, among other things, 3M will cause specified assets and liabilities used in the Food Safety Business to be conveyed to Garden SpinCo in exchange for the issuance to 3M of Garden SpinCo common stock and the SpinCo Cash Payment. For more information on the Food Safety Business, see “Information About the Food Safety Business.”
Information About the Food Safety Business (Page 91)
The Food Safety Business is a global leader in food safety solutions, protecting the health of consumers and the brands of its customers by providing cost-effective solutions in detecting food contamination in commercial food products. The Food Safety Business's products include (1) indicator testing products, such as 3M™ Petrifilm™ brand products to enable customers to detect organisms of interest for food processors using culture film plates, (2) hygiene monitoring products to enable customers to verify the cleanliness of processing equipment and surfaces, such as Clean-Trace™ solutions, (3) sample handling solutions, (4) pathogen detection products, such as the 3M™ Molecular Detection System and (5) allergen testing products.
The Food Safety Business has been historically managed as part of 3M’s Healthcare Business Group, and has historically utilized 3M's global manufacturing network. None of 3M's manufacturing locations, other than the Bridgend, United Kingdom facility, will transfer in connection with the Transactions, and following the Closing Neogen will rely for a period on 3M’s performance under the Transition Contract Manufacturing Agreement and Transition Distribution Services Agreement to manufacture and distribute most of the Food Safety Business’s products while Neogen establishes alternative manufacturing locations and transitions and integrates the Food Safety Business. Neogen currently anticipates that it will take up to four years and will cost Neogen up to approximately $80 million to establish alternative manufacturing locations as it integrates the Food Safety Business. For more information on the Food Safety Business, see “Information About the Food Safety Business.”
The Transactions (Page 127)
On December 13, 2021, 3M, Garden SpinCo, Neogen and Merger Sub entered into the Merger Agreement and 3M, Garden SpinCo and Neogen entered into the Separation Agreement, pursuant to which Neogen will combine with 3M’s Food Safety Business. As a result of and immediately following the Transactions, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. 3M stockholders that do not participate in this Exchange Offer will retain the shares of 3M common stock that they held prior to the Merger.

In connection with the Transactions, 3M, Neogen and Garden SpinCo have entered into the Separation Agreement to effect the Separation and the Asset Purchase Agreement to effect the direct sale of certain assets and liabilities related to the Food Safety Business from 3M or its subsidiaries to Neogen or its subsidiaries. The parties have entered into or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. These agreements provide for the allocation between 3M, on the one hand, and Garden SpinCo and Neogen, on the other hand, of certain assets, liabilities and obligations related to the Food Safety Business and will govern the relationship between 3M, Garden SpinCo and Neogen after the Distribution and the Merger. In connection with the Transactions:
(1)
Neogen, Garden SpinCo and 3M entered into an Employee Matters Agreement, which relates to, among other things, 3M’s, Garden SpinCo’s and Neogen’s obligations with respect to current and former employees of the Food Safety Business;

(2)
Garden SpinCo and 3M will enter into several transition agreements, which we refer to as the Transition Arrangements, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Distribution and Merger; and

(3)
Neogen, Garden SpinCo and 3M will enter into a Tax Matters Agreement, providing for, among other things, the allocation between 3M, on the one hand, and Garden SpinCo and Neogen, on the other hand, of certain rights and obligations with respect to tax matters. For a more complete discussion of the agreements related to the Transactions, see “The Transaction Agreements” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Transaction Sequence (Page 128)
Below is a step-by-step list illustrating the sequence of material events relating to the Reorganization, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus. Neogen and 3M anticipate that the Reorganization, the Distribution and the Merger will occur in the following order:
Step 1: Prior to the date of the Distribution (described in Step 3 below), 3M, Garden SpinCo and certain of each of their subsidiaries will engage in a series of actions, which may include transfers of securities, formation of new entities or other actions, to effect an internal restructuring in order to separate the Food Safety Business from the other businesses of 3M. These internal restructuring actions, as contemplated by the Separation Agreement and the Separation Step Plan, together with the actions described in Step 2 below, are referred to as the Reorganization. In connection with the Reorganization, and in partial consideration for the transfer of the Food Safety Business’s assets to Garden SpinCo, Garden SpinCo will (a) issue to 3M any additional shares of Garden SpinCo common stock required such that the number of shares of Garden SpinCo common stock held by 3M shall be equal to the number of shares required to effect the Distribution (described in Step 3 below), (b) make the SpinCo Cash Payment and (c) issue to 3M any SpinCo Exchange Debt.
Step 2: On or around the Distribution Date (described in Step 3 below), but prior to the Merger, to the extent not previously effected pursuant to Step 1, (a) 3M and certain 3M subsidiaries will transfer to Garden SpinCo or a Garden SpinCo designee certain assets related to the Food Safety Business and certain liabilities related to the Food Safety Business, and (b) if needed, Garden SpinCo and certain Garden SpinCo subsidiaries will transfer to 3M or a 3M designee assets and liabilities that do not form part of the Food Safety Business. Also on or around the Distribution Date, 3M or certain of its subsidiaries will transfer certain assets and liabilities related to the Food Safety Business directly to Neogen or its subsidiaries pursuant to the Asset Purchase Agreement.
Step 3: On the closing date of the Merger, but prior to the Merger, 3M will distribute 100% of the shares of Garden SpinCo common stock to 3M stockholders. If this Exchange Offer is consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of Garden SpinCo common stock owned by 3M are exchanged, the remaining shares of Garden SpinCo common stock owned by 3M will be distributed in the Clean-Up Spin-Off to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of this Exchange Offer. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. See “—The Separation—The Distribution—Exchange Offer and Split-Off.” The date on which the Distribution occurs is referred to as the Distribution Date.

3M will deliver to the Distribution Exchange Agent, for the account of the relevant 3M stockholders, the book-entry authorizations representing all of the outstanding shares of Garden SpinCo common stock being distributed in the Distribution. The Distribution Exchange Agent will hold such shares for the account of the relevant 3M stockholders, pending the consummation of the Merger. Shares of Garden SpinCo common stock will not be able to be transferred during this period.
Step 4: In the Merger, Merger Sub will be merged with and into Garden SpinCo, with Garden SpinCo surviving as a wholly owned subsidiary of Neogen. In the Merger, each outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, together with cash in lieu of any fractional shares of Neogen common stock.
Immediately after the consummation of the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock.
Step 5: The Merger Exchange Agent will distribute to Garden SpinCo stockholders shares of Neogen common stock in the form of a book-entry authorization and, if applicable, cash in lieu of any fractional shares of Neogen common stock to which such holders would otherwise have been entitled (after aggregating all fractional shares that would have otherwise been issuable to each stockholder), without interest, in an amount equal to such stockholder’s pro rata fractional interest in the net cash proceeds resulting from the Merger Exchange Agent’s sale of all such fractional shares on the open market at then-prevailing prices.
Step 6: On or around the effective time of the Merger, 3M and Neogen will complete the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M to certain subsidiaries of Neogen for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution.
Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger. The diagrams below assume a split-off with no subsequent Clean-Up Spin-Off.
Structure Immediately Before the Distribution

Structure Following the Distribution but Before the Merger

3M Stockholders
Pre-Distribution 3M Stockholders Receiving Garden SpinCo Common Stock in the Distribution
Neogen Shareholders
3M
Garden SpinCo
Neogen
Merger Sub

Structure Following the Merger

3M Stockholders
Pre-Distribution 3M Stockholders Receiving Garden SpinCo Common Stock in the Distribution
Neogen Shareholders
3M
Neogen
Garden SpinCo

The Separation (Page 131)
The Reorganization
As part of the Reorganization and prior to the Distribution, to the extent not previously effected pursuant to an internal restructuring, (a) 3M and certain 3M subsidiaries will transfer to Garden SpinCo certain assets related to the Food Safety Business and certain liabilities related to the Food Safety Business, and (b) if needed, Garden SpinCo and certain Garden SpinCo subsidiaries will transfer to 3M or a 3M designee assets that do not form part of the Food Safety Business and liabilities excluded from the Food Safety Business, in order to separate the Food Safety Business from 3M’s other businesses prior to the Distribution.

In addition to the assets and liabilities of the Food Safety Business that will be transferred to Garden SpinCo or its subsidiaries in connection with the Reorganization (and that will therefore become assets and liabilities of Neogen as a result of the Distribution and Merger), on or around the Closing Date and pursuant to the transactions contemplated by the Asset Purchase Agreement, certain subsidiaries of 3M will directly transfer certain other assets and liabilities related to the Food Safety Business (and which are reflected in the historical financial statements of the Food Safety Business and pro forma financial information included elsewhere in this prospectus) to Neogen or its applicable subsidiaries. The transactions contemplated by the Asset Purchase Agreement form part of the series of transactions related to the acquisition of the Food Safety Business by Neogen and are conditioned on the occurrence of the Distribution and the Merger.
The Distribution—Exchange Offer and Split-Off
On the closing date of the Merger, 3M will distribute 100% of the shares of Garden SpinCo common stock to 3M stockholders. In this Exchange Offer, 3M is offering its stockholders the option to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock. In the event this Exchange Offer is not fully subscribed, 3M will distribute the remaining shares of Garden SpinCo common stock owned by 3M on a pro-rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer, which we refer to as the Clean-Up Spin-Off.
Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, any shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-off, the Distribution Exchange Agent will calculate the exact number of shares of Garden SpinCo common stock owned by 3M that will not be exchanged in this Exchange Offer, which shares will be distributed on a pro rata basis to the remaining holders of 3M common stock (after giving effect to the consummation of this Exchange Offer) immediately thereafter. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.
The Distribution Exchange Agent will hold, for the account of the relevant 3M stockholders, book-entry authorizations representing all of the outstanding shares of Garden SpinCo common stock distributed in the Distribution pending the consummation of the Merger. Garden SpinCo common stock will not be transferrable during this period.
The Merger (Page 131)
Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Garden SpinCo whereupon the separate corporate existence of Merger Sub will cease and Garden SpinCo will survive the Merger as a wholly owned subsidiary of Neogen. After the Merger, Neogen will own the combined businesses of Neogen and the Food Safety Business and will continue its existence as a separately traded public company.
In the Merger, each share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be automatically converted into the right to receive a number of shares of Neogen common stock equal to the Exchange Ratio, as described in “—Calculation of the Merger Consideration.” Following the Merger, the Merger Exchange Agent will deliver to each Garden SpinCo stockholder evidence of book-entry authorizations representing the number of whole shares of Neogen common stock that such stockholder is entitled to receive in the Merger. The Merger Exchange Agent also will deliver to each Garden SpinCo stockholder cash in lieu of any fractional shares of Neogen common stock that the stockholder would have otherwise been entitled to receive (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled). The Merger Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Garden SpinCo stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Exchange Agent will make the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), available, without interest, to Garden SpinCo stockholders that would otherwise have been entitled to a fractional share of Neogen common stock, on a pro rata basis based on such stockholders’ respective fractional interests. 3M stockholders entitled to shares of Garden SpinCo common stock in the Distribution will not be required to pay for the shares of Neogen common stock that they will be entitled to receive in the Merger. 3M stockholders that do not participate in this Exchange Offer will retain the shares of 3M common stock that they held prior to the Distribution.
Opinion of Neogen’s Financial Advisor (Page 148)
Neogen retained Centerview Partners LLC, which we refer to as Centerview, as financial advisor in connection with the Transactions. In connection with this engagement, the Neogen board requested that Centerview evaluate the fairness, from a financial point of view, to Neogen of the Exchange Ratio provided for pursuant to the Merger Agreement. On December 13, 2021, Centerview rendered to the Neogen board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2021 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Neogen.
The full text of Centerview’s written opinion, dated December 13, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Neogen board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Neogen of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the other Transaction Documents or the Transactions and does not constitute a recommendation to any shareholder of Neogen or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
Board of Directors and Executive Officers of Neogen Following the Merger (Page 161)
Effective as of the effective time of the Merger, the size of the Neogen board will be increased to 10 directors, and two individuals designated by 3M and reasonably acceptable to Neogen will be appointed to the board. The Merger Agreement provides that the individuals designated by 3M must be independent under the rules and regulations of Nasdaq and reasonably acceptable to Neogen, taking into account their skills and background and the composition and diversity of the Neogen board. The Neogen board is divided into three classes with staggered 3-year terms. The 3M designees will each be appointed to a different class on the Neogen board. If the initial term of any 3M designee expires at the first or second annual meeting of Neogen shareholders following the closing of the Transactions, Neogen has agreed to include such 3M designee in the slate of nominees that is recommended by the Neogen board to Neogen’s shareholders for election at such annual meeting. See “The Transaction Agreements—The Merger Agreement—Post-Closing Neogen Board of Directors and Officers.”
Neogen’s current Chief Executive Officer and President, John Adent, will continue to lead the combined company, together with Neogen’s existing senior executive team. Prior to and after the completion of the Transactions, Neogen’s Chief Executive Officer and President will continue to have principal responsibility in the appointment of Neogen’s senior executive team and determining their roles, titles and responsibilities.
Interests of Certain Persons in the Transactions (Page 162)
The directors and executive officers of 3M and Garden SpinCo will receive no extra or special benefit that is not shared on a pro rata basis by all other Garden SpinCo stockholders in connection with the Transactions. None of 3M’s or Garden SpinCo’s directors will receive any severance or other additional compensation as a result of the Transactions. As of the date of this prospectus, 3M's and Garden SpinCo's directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of 3M's stockholders generally. As with all 3M stockholders, if a director or executive officer of 3M or Garden SpinCo owns shares of 3M common stock, such person may participate in the Exchange Offer on the same terms and conditions as other 3M stockholders. As of August 1, 2022, 3M’s directors and executive officers beneficially owned less than 1% of the outstanding shares of 3M common stock. All of Garden SpinCo’s outstanding common stock is currently owned directly by 3M.
Certain of Neogen’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of Neogen’s shareholders generally. By virtue of continuing to serve on the Neogen board following the Transactions, Neogen's directors may have different interests in the Transactions than the interests of Neogen's shareholders generally. Similarly, by virtue of continuining to serve as executive officers of Neogen following completion of the Transactions, Neogen’s executive officers may have interests in the Transactions that are different than the interests of Neogen shareholders generally, including that Neogen’s executive officers may in the future receive increased compensation reflective of their increased responsibilities and the larger scale and complexity of their roles with respect to the combined company.
As of the date of this prospectus, Neogen's directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Neogen's shareholders generally. As with all Neogen shareholders, Neogen's directors and executive officers may benefit from the Transactions as a result of their ownership of Neogen common stock, including any shares of Neogen common stock underlying retention equity award grants made in connection with the Transactions and other Neogen equity-based awards. As of August 1, 2022, the latest practicable date prior to the date hereof, Neogen's directors and executive officers beneficially owned, in the aggregate, less than 1% of the outstanding shares of Neogen common stock.
Neogen Shareholders’ Meeting (Page 164)
Under the terms of the Merger Agreement, Neogen is required to call a meeting of its shareholders for the purpose of voting upon the issuance of shares of Neogen common stock in the Merger and obtaining approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, as promptly as reasonably practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by Neogen to register the shares of Neogen common stock that will be issued in the Merger.
In connection with the special meeting of its shareholders, and in order to provide Neogen shareholders with additional information and to seek approval of these matters, Neogen will prepare and deliver a proxy statement to its shareholders in accordance with applicable law and its organizational documents.
Approval of the Share Issuance Proposal will require the affirmative vote of a majority of the total votes cast by the holders of Neogen common stock entitled to vote thereon. Approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal will each require the affirmative vote of a majority of the outstanding shares of Neogen common stock entitled to vote on the proposal at the Neogen shareholders’ meeting.
As of July 5, 2022, the record date for the Neogen special meeting, Neogen directors and executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock. Neogen currently expects that all Neogen directors and executive officers will vote their shares in favor of the Share Issuance Proposal as well as the proposals to approve the Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal, although none of Neogen’s directors or executive officers have entered into an agreement requiring them to do so.
As of July 5, 2022, the record date for the Neogen special meeting, Garden SpinCo’s directors, executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock.
No vote of 3M stockholders is required in connection with the Transactions. 3M, in its current capacity as the sole stockholder of Garden SpinCo, has adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. No other vote or action with respect to the stockholders of Garden SpinCo is required in order for Garden SpinCo to effect the Merger, including no vote of 3M stockholders who receive shares of Garden SpinCo common stock in the Distribution.

Accounting Treatment of the Merger (Page 165)
Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Neogen in this case) is generally the accounting acquirer. In identifying Neogen management as the accounting acquirer, Neogen management also considered the following: (1) Neogen’s current Chief Executive Officer and President will continue to lead the combined company, together with Neogen’s existing senior executive team; (2) the existing eight Neogen directors will continue to serve on the Neogen board, together with two new independent directors designated by 3M and reasonably acceptable to Neogen; (3) 3M will not hold any shares of Neogen following the Transactions, nor will 3M have any input on the strategic direction and management of Neogen following the Transactions; (4) while 3M stockholders who receive shares of Garden SpinCo common stock in the Distribution will, in the aggregate, hold approximately 50.1% of the total shares of Neogen outstanding following the Merger, no single shareholder or group of shareholders will hold a controlling interest; and (5) Neogen originally initiated discussions with 3M with respect to the Transactions. As a result of the identification of Neogen as the accounting acquirer, Neogen will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the Food Safety Business upon consummation of the Merger. 3M's election to distribute the shares of Garden SpinCo common stock in an Exchange Offer (including any Clean-Up Spin-Off) or by way of a pro-rata distribution does not impact Neogen's analysis of the accounting treatment of the Merger.
Regulatory Approvals (Page 166)
Neogen and 3M have each agreed to cooperate with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Merger and the transactions contemplated by the Transaction Documents as promptly as reasonably practicable (and in any event no later than the outside date), including obtaining all required regulatory approvals, subject to certain limitations. See “The Transaction Agreements—The Merger Agreement—Regulatory Matters.”
Under the HSR Act, the Merger may not be completed until the parties have filed notification and report forms with the Antitrust Division of the U.S. Department of Justice and the United States Federal Trade Commission, and the statutory waiting period of 30 calendar days has expired. Neogen and 3M filed the requisite notification and report forms on December 28, 2021. The waiting period expired at 11:59 p.m. Eastern Time on January 27, 2022. Additionally, it is a condition to the obligation of the parties to complete the Merger that Neogen and 3M obtain regulatory approval in Brazil. The parties submitted the requisite notification on January 12, 2022. CADE approved the transaction without restrictions on January 25, 2022 and the approval decision became final on February 11, 2022.
Notwithstanding the expiration of the waiting period under the HSR Act and the receipt of approval from CADE, antitrust or competition authorities could take such action under applicable antitrust or competition laws at any time before or after the consummation of the Merger as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger.
Debt Financing Arrangements (Page 208)
In connection with the entry into the Merger Agreement and the Separation Agreement, Garden SpinCo entered into the Debt Commitment Letter with the Commitment Parties (as defined below) pursuant to which such parties committed to provide the Financing in connection with the Transactions. Garden SpinCo and Neogen expect the SpinCo Cash Payment from Garden SpinCo to 3M to be funded with proceeds from the Permanent Financing in an aggregate principal amount of up to $1.0 billion in lieu of the bridge facility under the Debt Commitment Letter. In connection with the Permanent Financing, on June 30, 2022, Garden SpinCo entered into the Senior Secured Credit Agreement, which provides for a term loan facility in an aggregate principal amount of $650.0 million and a $150.0 million revolving credit facility. Separately, on July 20, 2022, Garden SpinCo consummated an offering of $350.0 million aggregate principal amount of Notes. See the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger-Debt Financing Agreements” for a description of the material terms of the Senior Secured Credit Agreement and the Notes that are expected to comprise the Permanent Financing. If any portion of the Permanent Financing is unavailable on or prior to the date of the SpinCo Cash Payment, the applicable portion of the SpinCo Cash Payment may instead be funded with proceeds from alternative financing.
Material U.S. Federal Income Tax Consequences of the Distribution and the Merger (Page 228)
The consummation of the Distribution (which includes this exchange offer) is conditioned upon, among other things, the receipt of the IRS Ruling and the Distribution Tax Opinion (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—Treatment of the Distribution”).
If 3M receives the IRS Ruling and the Distribution Tax Opinion to the effect that the Distribution, together with certain related transactions, qualifies as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and the IRS Ruling and the Distribution Tax Opinion continue to be valid and in full force and effect, then, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”) of 3M common stock upon the receipt of Garden SpinCo common stock in this exchange offer or in any pro rata distribution of Garden SpinCo common stock distributed to holders of 3M common stock if this exchange offer is undersubscribed (or if 3M determines not to consummate the exchange offer).
The consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. On the basis that the Merger so qualifies, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Garden SpinCo common stock upon the receipt of shares of Neogen common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Neogen common stock.
If 3M waives receipt of the Distribution Tax Opinions, IRS Ruling or certain tax rulings issued by the Swiss tax authorities, 3M will evaluate the appropriate facts and circumstances at that time and make such additional disclosure and take such other actions, including extension of the Exchange Offer, as may be required by applicable law. See “Exchange Offer-Terms of This Exchange Offer-Extension; Termination; Amendment.”
Tax matters are complicated and the tax consequences of the Distribution, Merger and related transactions to you will depend on the facts of your own situation. You should read the summary in “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” and consult your own tax advisor for a full understanding of the tax consequences to you of the Distribution, Merger and related transactions.
Summary Risk Factors (Page 46)
There are a number of risks that 3M stockholders and Neogen shareholders should consider in connection with the Transactions. These risks are discussed more fully in “Risk Factors.” Any of these risks could materially adversely affect the business, financial condition and results of operations of Neogen, the Food Safety Business or the combined company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. These risks include, but are not limited to, the following:
•
The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Neogen common stock as well as its business and operating results.

•	If the Transactions are completed, Neogen may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.
•
The integration of the Food Safety Business with Neogen following the Transactions may present significant challenges, and the failure to successfully integrate the Food Safety Business could have a material adverse effect on the combined company’s business, financial condition or results of operations.

•	The pendency of the Merger could have an adverse effect on Neogen’s stock price, business, financial condition, results of operations or business prospects.
•	Neogen will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

•	The Transactions could discourage other companies from trying to acquire Neogen before or for a period of time following completion of the Transactions.
•
Neogen will be responsible for all Garden SpinCo Liabilities following the completion of the Transactions, and is acquiring the Garden SpinCo Assets on an “as is,” “where is” and “with all faults” basis.

•
If the Distribution, including the Debt Exchange, does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the Reorganization, the Distribution or the Merger or as a result of subsequent acquisitions of shares of 3M, Neogen or Garden SpinCo, then 3M and/or 3M shareholders that received Garden SpinCo common stock in the Distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, Neogen and Garden SpinCo could be obligated to indemnify 3M for any tax liability imposed on 3M arising from Neogen’s actions or inactions.

•
Neogen is required to abide by potentially significant restrictions which could limit its ability to undertake certain corporate actions that otherwise could be advantageous prior to the completion of the Transactions.

•
Under the Tax Matters Agreement, Neogen and Garden SpinCo will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Transactions, and such restrictions could significantly impair Neogen’s and Garden SpinCo’s ability to implement strategic initiatives that otherwise would be beneficial.

•	Current Neogen shareholders’ percentage ownership interest in Neogen will be substantially diluted in the Merger.
•
The calculation of the number of shares of Neogen common stock to be issued in the Merger will not be adjusted if there is a change in the value of the Food Safety Business or Neogen before the Merger is completed.

•
The Food Safety Business may be negatively impacted if Neogen is unable to provide benefits and services, or access to equivalent financial strength and resources, to the Food Safety Business that historically have been provided by 3M.

•
The historical financial information of the Food Safety Business may not be representative of its results if it had been operated as a standalone business or as part of Neogen, and as a result, may not be a reliable indicator of future results of the Food Safety Business.

•
The unaudited pro forma condensed combined financial statements of Neogen are based in part on certain assumptions regarding the Transactions and may not be indicative of Neogen’s future operating performance.

•	Neogen and the Food Safety Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.
•	The trading prices of Neogen common stock may not be an appropriate proxy for the prices of Garden SpinCo common stock.
•	Neither Neogen shareholders nor 3M stockholders will be entitled to appraisal rights in connection with the Transactions.
•	Sales of Neogen common stock after the Transaction may negatively affect the market price of Neogen common stock.
•	The combined company’s industry is highly competitive, which may impact its results of operations.
•	The combined company might be unable to successfully compete with other companies in its industry.
•	If the combined company is unable to develop new products and technologies, its competitive position may be impaired, which could materially and adversely affect its sales and market share.
•
The business, financial condition and results of operations of the Food Safety Business may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those it previously received as part of 3M.

•
Neogen’s international operations are subject to different product standards as well as other operational risks, which will increase due to the expansion of Neogen’s global operations following the consummation of the Transactions.

•
Changes in domestic and foreign governmental laws, regulations and policies, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect the combined company’s business, profitability and reputation.

•
Failure to attact, retain and develop personnel, including for key management positions, could have an adverse impact on the combined company’s results of operations, financial condition and cash flow.

•
The financial projections included herein are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, the combined company’s actual operating results may differ materially from those forecasted for Neogen and the Food Safety Business.

•
Following the Transactions, Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business’s Products. While the Food Safety Business has historically utilized 3M's global manufacturing network, following the Closing Neogen will rely on 3M's performance under the Transition Contract Manufacturing Agreement and Transition Distribution Services Agreement to manufacture and distribute most of the Food Safety Business's products, and Neogen currently anticipates that it will take up to four years and will cost Neogen up to approximately $80 million to establish alternative manufacturing locations as it integrates the Food Safety Business.

•
Because Neogen is acquiring a global operating business but is not acquiring the various administrative and support resources that have historically been provided to the Food Safety Business by 3M nor any manufacturing facilities (other than the Bridgend, United Kingdom facility), Neogen will be reliant for a period following Closing on 3M to perform manufacturing and distribution services under the Transition Contract Manufacturing Agreement and Transition Distribution Services Agreement as well as various other transition services historically used to run the Food Safety Business while Neogen integrates the Food Safety Business or otherwise procures alternative sources for certain services historically provided to the Food Safety Business by 3M, the combined company could incur operational difficulties or losses if 3M was unable to perform under the transition agreements entered into as part of the Separation, including the Transition Services Agreement, the Transition Distribution Services Agreement and the Transition Contract Manufacturing Agreement, or if such agreements (which have been agreed to as to form, but which have not yet been finalized in their entirety) fail to provide for or cover certain historical services required by the Food Safety Business.

Litigation Relating to the Transactions (Page 166)
Since March 25, 2022, seven purported stockholders of Neogen filed securities lawsuits in the United States District Courts for the Southern District of New York, the Eastern District of New York, the Eastern District of Pennsylvania, and the District of Delaware, captioned Snyder v. Neogen Corp., et al., 1:22-cv-02440 (S.D.N.Y. Mar. 25, 2022); Hopkins v. Neogen Corp., et al., 1:22-cv-01815 (E.D.N.Y. Mar. 31, 2022); Waterman v. Neogen Corp., et al., 2:22-cv-01251 (E.D. Pa. Apr. 1, 2022); Stein v. Neogen Corp., et al., 1:22-cv-02683 (S.D.N.Y. Apr. 1, 2022); Leja v. Neogen Corp., et al., 1:22-cv-01841 (E.D.N.Y. Apr. 1, 2022); Pardo v. Neogen Corp., et al., 1:22-cv-00435 (D. Del. Apr. 1, 2022); and Lawrence v. Neogen Corp., et al., 1:22-cv-06232 (S.D.N.Y. July 22, 2022) (collectively, the “Federal Court Actions”). The Actions name Neogen and the members of the Neogen board as defendants. The Actions assert claims under Section 14(a) and 20(a) of the Exchange Act, and allege that the preliminary proxy statement and/or definitive proxy statement filed by Neogen with the SEC on March 18, 2022 and July 18, 2022, respectively, in connection with the proposed Transactions contains alleged material misstatements or omissions. The Actions seek, among other things, to enjoin the defendants from proceeding with, consummating or closing the Transactions, rescissory damages should the transaction not be enjoined, and an award of attorneys’ and experts’ fees. On June 16, 2022, Leja v. Neogen Corp., et al. was voluntarily dismissed, and on June 21, 2022, Pardo v. Neogen Corp., et al. was voluntarily dismissed.
On July 27, 2022, a purported stockholder of Neogen filed a breach of fiduciary duty class action in the State of Michigan, Ingham County Business Court, captioned, Gross v. Neogen Corp., et al., 22-000483-CB (Mich. Circ. Ct. July 27, 2022) (the “State Court Action” and, together with the “Federal Court Actions,” the

“Actions”). The State Court Action names Neogen and the members of the Neogen board as defendants and alleges that the definitive proxy statement filed by Neogen with the SEC on July 18, 2022 in connection with the proposed Transactions contains alleged material misstatements or omissions. On July 28, 2022, the plaintiff in the State Court Action filed a motion for a preliminary injunction seeking to enjoin the stockholder vote in connection with the proposed Transactions, which motion was subsequently withdrawn.
The defendants believe that the allegations in the Actions are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Neogen will not necessarily announce such filings.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
The following summary combined financial information of the Food Safety Business and Neogen are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business,” “Information About the Food Safety Business,” “Information About 3M,” and “Information About Neogen.”
Summary Historical Combined Financial Information of the Food Safety Business
The following table presents summary historical combined financial information of the Food Safety Business. The summary historical combined financial information of the Food Safety Business for each of the three months ended March 31, 2022 and 2021 and the summary historical balance sheet data as of March 31, 2022 have been derived from the interim combined financial statements of the Food Safety Business included elsewhere in this prospectus. The summary historical combined financial information of the Food Safety Business for the years ended December 31, 2021, 2020 and 2019 and as of December 31, 2021 and 2020 have been derived from the annual combined financial statements of the Food Safety Business included elsewhere in this prospectus. The summary historical combined financial information includes costs of the Food Safety Business, which include the allocation of certain corporate expenses from 3M. The management of the Food Safety Business believes that these allocations were made on a reasonable basis. The summary historical annual and interim combined financial information may not be indicative of the future performance of the Food Safety Business. The summary historical combined financial information should be read in conjunction with the historical combined financial statements of the Food Safety Business and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business,” included elsewhere in this prospectus.
In addition, the following table contains certain summary unaudited financial information of the Food Safety Business for the twelve months ended March 31, 2022, which has been calculated by adding the relevant financial information for the three months ended March 31, 2022 to the relevant financial information for the fiscal year ended December 31, 2021, and subtracting the relevant financial information for the three months ended March 31, 2021. As the Food Safety Business’s fiscal year ends on December 31, the presentation of this twelve months ended March 31, 2022 information is not made in accordance with U.S. generally accepted accounting principles (“GAAP”). These twelve months ended March 31, 2022 results are for illustrative purposes only. This data is presented as it is the basis for certain ratios and as adjusted financial information included in this prospectus that we believe is useful as supplemental measures for stockholders in assessing the impact of the Transactions. This twelve months ended March 31, 2022 data is not indicative of the results that may be expected for any fiscal year, and should not be used as the basis for, or prediction of, an annualized calculation. See “Non-GAAP Financial Measures.”
(In thousands of U.S. dollars, except as specified)	Years Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2021	2020	2019	2022	2021	2022
Statement of Income Data:
Net sales	$368,388	$336,764	$337,088	$91,621	$85,517	$374,492
Cost of sales	143,348	127,027	121,302	36,229	32,116	147,461
Selling, general and administrative expenses	82,403	71,698	78,776	22,111	19,964	84,550
Research, development and related expenses	25,185	20,830	20,727	6,335	6,036	25,484
Total operating expenses	250,936	219,555	220,805	64,675	58,116	257,495
Income before income taxes	117,452	117,209	116,283	26,946	27,401	116,997
Provision for income taxes	23,720	25,237	24,505	5,650	5,558	23,812
Net income	$93,732	$91,972	$91,778	$21,296	$21,843	$93,185
Net income margin(a)	25.4%	27.3%	27.2%	23.2%	25.5%	24.9%
(a)	Management of the Food Safety Business defines net income margin as net income as a percentage of net sales.

(In thousands of U.S. dollars)	As of December 31,		As of March 31,
	2021	2020	2022
Balance Sheet Data:
Total assets	$202,516	$195,853	$206,117
Total equity	185,017	180,012	189,923
(In thousands of U.S. dollars)	Years Ended December 31,			Three Months Ended March 31,
	2021	2020	2019	2022	2021
Statement of Cash Flow Data:
Net cash provided by operating activities	$89,780	$100,417	$100,044	$18,974	$20,484
Purchases of property, plant and equipment (PP&E)	(5,088)	(4,359)	(4,125)	(1,522)	(1,941)
Net cash used in investing activities	(5,088)	(4,359)	(4,125)	(1,522)	(1,941)
Net cash used in financing activities	(84,692)	(96,058)	(95,919)	(17,452)	(18,543)
The following table also presents certain non-GAAP financial information of the Food Safety Business. See “Non-GAAP Financial Measures” for further details.
(In thousands of U.S. dollars, except as specified)	Years Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2021	2020	2019	2022	2021	2022
Other Financial Information:
EBITDA(1)	$ 122,091	$ 121,746	$ 120,496	$ 28,645	$ 28,805	$ 121,931
Adjusted EBITDA(1)	123,274	122,968	121,782	29,408	29,428	123,254
Adjusted EBITDA margin (%)(1)	33.5%	36.5%	36.1%	32.1%	34.4%	32.9%
Free cash flow(2)	84,692	96,058	95,919	17,452	18,543	83,601
Free cash flow conversion (%)(2)	94.3%	95.7%	95.9%	92.0%	90.5%	94.7%
(1)
Management of the Food Safety Business defines EBITDA as net income before interest expense, income taxes, and depreciation and amortization. Management of the Food Safety Business defines Adjusted EBITDA as EBITDA, adjusted for stock-based compensation. A reconciliation between net income, on one hand, and EBITDA and Adjusted EBITDA, on the other hand, is as follows:

(In thousands of U.S. dollars, except as specified)	Years Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2021	2020	2019	2022	2021	2022
Net income	$93,732	$91,972	$91,778	$21,296	$21,843	$93,185
Net income margin (%)(a)	25.4%	27.3%	27.2%	23.2%	25.5%	24.9%
Provision for income taxes	23,720	25,237	24,505	5,650	5,558	23,813
Interest expenses	—	—	—	—	—	—
Depreciation and amortization	4,639	4,537	4,213	1,699	1,404	4,934
EBITDA	122,091	121,746	120,496	28,645	28,805	121,931
Stock-based compensation(b)	1,183	1,222	1,286	763	623	1,323
Adjusted EBITDA	$123,274	$122,968	$121,782	$29,408	$29,428	$123,254
Adjusted EBITDA margin (%)(c)	33.5%	36.5%	36.1%	32.1%	34.4%	32.9%
(a)	Management of the Food Safety Business defines net income margin as net income as a percentage of net sales.
(b)
The Food Safety Business’s stock-based compensation expense is reflected in cost of sales, selling, general and administrative expense and research, development and related expenses in its combined statements of income.

(c)	Management of the Food Safety Business defines Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net sales.
(2)
Management of the Food Safety Business defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment provided by (PP&E). Management of the Food Safety Business defines free cash flow conversion as free cash flow as a percentage of net cash provided by operating activities. A reconciliation between net cash flow provided by operating activities and free cash flow, and the calculation of free cash flow conversion, is as follows:

(In thousands of U.S. dollars, except as specified)	Years Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31,
	2021	2020	2019	2022	2021	2022
Net cash provided by operating activities	$89,780	$100,417	$100,044	$18,974	$20,484	$88,270
Purchases of property, plant and equipment (PP&E)	(5,088)	(4,359)	(4,125)	(1,522)	(1,941)	(4,669)
Free cash flow	$84,692	$96,058	$95,919	$17,452	$18,543	$83,601
Free cash flow conversion (%)	94.3%	95.7%	95.9%	92.0%	90.5%	94.7%

Summary Historical Consolidated Financial Information of 3M
The following table presents summary historical consolidated financial information of 3M. The summary historical consolidated financial information of 3M for each of the six months ended June 30, 2022 and June 30, 2021 and the summary historical consolidated balance sheet data as of June 30, 2022 have been derived from 3M's unaudited consolidated financial statements as of and for the six months ended June 30, 2022 and June 30, 2021 contained in 3M's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which is incorporated by reference in this prospectus. The summary historical consolidated financial information of 3M for the years ended December 31, 2021, 2020 and 2019 and as of December 31, 2021 and 2020 have been derived from 3M’s audited consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 2021 (as updated by the audited consolidated financial statements and related notes contained in the Form 8-K filed on April 26, 2022), which is incorporated by reference in this prospectus. The summary historical consolidated financial information should be read in conjunction with the consolidated financial statements of 3M and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in 3M’s annual report on Form 10-K for the year ended December 31, 2021 and such section as updated by 3M's Form 8-K filed on April 26, 2022, each of which is incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find Additional Information; Incorporation by Reference.”
	Years Ended December 31,			Six Months Ended June 30,
(In millions of U.S. dollars, except per share data)	2021	2020	2019	2022	2021
Statement of Income Data:
Net sales	$35,355	$32,184	$32,136	$17,531	$17,801
Net income attributable to 3M	5,921	5,449	4,517	1,377	3,148
Per share of 3M common stock:
Net income attributable to 3M – basic	$10.23	$9.43	$7.83	$2.41	$5.42
Net income attributable to 3M – diluted	$10.12	$9.36	$7.72	$2.40	$5.36
	As of December 31,		As of June 30,
(In millions of U.S. dollars)	2021	2020	2022
Balance Sheet Data:
Total assets	$47,072	$47,344	$45,634
Long-term debt	$16,056	$17,989	$14,019
Summary Historical Consolidated Financial Information of Neogen
The following tables provide a summary of selected historical consolidated financial information for Neogen. The summary historical consolidated financial information of Neogen for the fiscal years ended May 31, 2022, May 31, 2021, and May 31, 2020, and the summary historical consolidated balance sheet data as of May 31, 2022 and May 31, 2021 have been derived from Neogen’s audited consolidated financial statements as of and for the fiscal year ended May 31, 2022 contained in Neogen’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022, which is incorporated by reference in this prospectus.
The information set forth below is only a summary of selected historical consolidated financial information of Neogen, and you should read the following information together with Neogen’s consolidated financial statements and the related notes thereto, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Neogen’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022, which is incorporated by reference in this prospectus. For more information, see “Where You Can Find Additional Information; Incorporation by Reference” beginning on page 240 of this prospectus. Neogen’s historical consolidated financial information may not be indicative of the results of the future performance or results of operations of Neogen or the combined company.
In addition, the following table contains certain summary unaudited financial information of Neogen for the twelve months ended February 28, 2022, which has been calculated by adding the relevant financial information for the nine months ended February 28, 2022, derived from Neogen’s unaudited consolidated financial statements as of and for the nine months ended February 28, 2022 contained in Neogen’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2022, to the relevant financial information for the fiscal year ended May 31, 2021, and subtracting the relevant financial information for the nine months ended February 28, 2021. As Neogen’s fiscal year ends on May 31, the presentation of this twelve months ended February 28, 2022 information is not made in accordance with GAAP. These twelve months ended February 28, 2022 results are for illustrative purposes only. This data is presented as it is the basis for certain ratios and as adjusted financial information included in this prospectus that we believe is useful as supplemental measures for stockholders in assessing the impact of the Transactions and because such information was provided to participants in the Notes offering. This twelve months ended February 28, 2022 data is not necessarily indicative of the results that may be expected for any fiscal year, and should not be used as the basis for, or prediction of, an annualized calculation. See “Non-GAAP Financial Measures.”
(In thousands of U.S. dollars, except as specified)	Years Ended May 31,			Twelve Months Ended February 28,
	2022	2021	2020	2022
Income Statement Data:
Total Revenues	$527,159	$468,459	$418,170	$514,491
Product Revenues	424,664	376,302	335,539	414,715
Service Revenues	102,495	92,157	82,631	99,776
Total Revenues	527,159	468,459	418,170	514,491
Cost of Revenues:
Cost of product revenues	228,017	201,348	173,566	223,662
Cost of service revenues	56,129	52,055	48,325	55,124
Total Cost of Revenues	284,146	253,403	221,891	278,786
Gross Margin	243,013	215,056	196,279	235,705
Operating Expenses:
Sales & Marketing	84,604	73,443	69,675	83,725
General & Administrative	82,742	51,197	44,331	73,839
Research and Development	17,049	16,247	14,750	17,295
Total Operating Expenses	184,395	140,887	128,756	174,859
Operating Income	58,618	74,169	67,523	60,846
Other Income:
Interest Income, Net	1,267	1,614	5,992	784
Royalty Income	—	—	—	—
Other, Net	322	(515)	(1,210)	(186)
Total Other Income	1,589	1,099	4,782	598
Income Before Income Taxes	60,207	75,268	72,305	61,444
Provision for Income Taxes	11,900	14,386	12,830	12,336
Net Income	$48,307	$60,882	$59,475	$49,108
Net income margin (%)(a)	9.2%	13.0%	14.2%	9.5%
(a)	Management of Neogen defines net income margin as net income as a percentage of total revenues.
Net Income per Share of Neogen Common Stock:
Basic(1)	$0.45	$0.57	$0.57
Diluted(1)	$0.45	$0.57	$0.56
(1)
On June 4, 2021, Neogen effected a 2-for-1 stock split whereby Neogen’s shareholders of record as of May 26, 2021 received a dividend of one additional share of Neogen common stock for each share of Neogen common stock held. All per share amounts in the table above have been adjusted to reflect the stock split as if it had taken place at the beginning of the periods presented.

(In thousands of U.S. dollars)	As of May 31,
	2022	2021
Balance Sheet Data:
Total Assets	$992,929	$920,192
Long-Term Debt	—	—
Total Stockholders’ Equity	887,374	840,377

(In thousands of U.S. dollars)	Years Ended May 31,
	2022	2021	2020
Cash Flow Statement Data:
Net Cash From Operating Activities	$68,038	$81,089	$85,878
Purchase of property, equipment and other non-current intangible assets	(24,429)	(26,712)	(24,052)
Net Cash Used for Investing Activities	(97,229)	(105,564)	(88,785)
Net Cash From Financing Activities	6,813	33,544	29,405
The following table also presents certain non-GAAP financial information of Neogen. “See Non-GAAP Financial Measures” for further details.
(In thousands of U.S. dollars, except as specified)	Years Ended May 31,			Twelve Months Ended February 28,
	2022	2021	2020	2022
Other Financial Information:
EBITDA(1)	$82,634	$94,695	$84,709	$84,427
Adjusted EBITDA(1)	115,369	104,217	91,177	111,044
Adjusted EBITDA margin (%)(1)	21.9%	22.2%	21.8%	21.6%
Free cash flow(2)	43,609	54,377	61,826	50,407
Free cash flow conversion (%)(2)	64.1%	67.1%	72.0%	72.4%
(1)
Management of Neogen defines EBITDA as net income before interest, income taxes, depreciation and amortization. Management of Neogen defines Adjusted EBITDA as EBITDA, adjusted for stock-based compensation and certain transaction fees and expenses. A reconciliation between net income, on one hand, and EBITDA and Adjusted EBITDA, on the other hand, is as follows:

(In thousands of U.S. dollars, except as specified)	Years Ended May 31,			Twelve Months Ended February 28,
	2022	2021	2020	2022
Net income	$48,307	$60,882	$59,475	$49,108
Net income margin (%)(a)	9.2%	13.0%	14.2%	9.5%
Provision for income taxes	11,900	14,386	12,830	12,336
Interest income	(1,267)	(1,614)	(5,992)	(784)
Interest expense	—	—	—	—
Depreciation and amortization	23,694	21,041	18,396	23,767
EBITDA	82,634	94,695	84,709	84,427
Stock-based compensation(b)	7,154	6,437	6,468	6,709
Certain transaction fees and expenses(c)	25,581	3,085	—	19,908
Adjusted EBITDA	$115,369	$104,217	$91,177	$111,044
Adjusted EBITDA margin (%)(d)	21.9%	22.2%	21.8%	21.6%
(a)	Management of Neogen defines net income margin as net income as a percentage of total revenues.
(b)	Neogen’s stock-based compensation expense is reflected in general and administrative expense in its consolidated statements of income.
(c)
Consists of legal, consultancy and other professional fees and expenses recognized in connection with the Transactions for the fiscal year ended May 31, 2022 and the twelve months ended February 28, 2022, amounts consist of legal, consultancy and other professional fees and expenses related to a transaction that did not ultimately close.

(d)	Management of Neogen defines Adjusted EBITDA margin as Adjusted EBITDA as a percentage of total revenues.
(2)
Management of Neogen defines free cash flow as net cash from operating activities less purchase of property, equipment and other non-current intangible assets. Management of Neogen defines free cash flow conversion as free cash flow as a percentage of net cash from operating activities. A reconciliation between net cash flow from operating activities and free cash flow, and the calculation of free cash flow conversion, is as follows:

(In thousands of U.S. dollars, except as specified)	Years Ended May 31,			Twelve Months Ended February 28,
	2022	2021	2020	2022
Net cash from operating activities	$68,038	$81,089	$85,878	$69,617
Purchase of property, equipment and other non-current intangible assets	(24,429)	(26,712)	(24,052)	(19,210)
Free cash flow	$43,609	$54,377	$61,826	$50,407
Free cash flow conversion (%)	64.1%	67.1%	72.0%	72.4%

Summary Unaudited Pro Forma Combined Financial Information of Neogen
The summary unaudited pro forma combined financial information of Neogen has been prepared by Neogen to reflect the Transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements of Neogen and the Food Safety Business.” The summary unaudited pro forma combined balance sheet as of May 31, 2022 has been prepared to reflect the Transactions as if they had occurred on May 31, 2022. The summary unaudited pro forma combined statements of income for the year ended May 31, 2022 have been prepared to reflect the Transactions as if they had occurred on June 1, 2021.
In addition, the tables below present summary unaudited pro forma condensed combined statements of income for Neogen for the twelve months ended February 28, 2022, to reflect the Transactions as if they had occurred on June 1, 2020. These twelve months ended February 28, 2022 results are for illustrative purposes only. This data is presented as it is the basis for certain ratios and as adjusted financial information included in this prospectus that we believe is useful as supplemental measures for stockholders in assessing the impact of the Transactions and because such information was provided to participants in the Notes offering. See “Non-GAAP Financial Measures.”
(in thousands)	As of May 31, 2022
Pro Forma Condensed Combined Balance Sheet:
Total assets	$4,848,000
Long-term debt	$986,688
Total liabilities	$1,617,381
Total shareholders’ equity	$3,230,619
(In thousands of U.S. dollars, except per share and % amounts)	Fiscal Year Ended May 31,	Twelve Months Ended February 28,
	2022	2022
Pro Forma Condensed Combined Statements of Income:
Total revenues	$901,651	$888,984
Cost of revenues	439,749	433,826
Gross margin	461,902	455,158
Operating expenses	510,909	457,755
Operating income (loss)	(49,007)	(2,597)
Interest income	1,267	784
Finance expense	(66,965)	(59,465)
Other income (expense)	322	(186)
Total other income (expense)	(65,376)	(58,867)
Income (loss) before taxes	(114,383)	(61,464)
Provision for Income Taxes	(22,023)	(12,142)
Net Income (loss)	$(92,360)	$(49,322)
Pro forma net income margin (%)(a)	(10.2)%	(5.5)%
Pro forma net (loss) attributable to common shareholders.	$(92,360)	$(49,322)
Pro forma net (loss) per share of common stock – basic and diluted .	(0.43)	(0.23)
Weighted average number of shares outstanding – basic and diluted	215,954	215,918
(a)	Management of Neogen defines pro forma net income margin as pro forma net income as a percentage of pro forma total revenues.
	As of and for the
(In thousands of U.S. dollars, except as specified)	Year Ended May 31,	Twelve Months Ended February 28,
	2022	2022
Other Financial Information(1):
Pro Forma EBITDA(2)(4)	152,529	198,506
Pro Forma Adjusted EBITDA(3)(4)	230,481	226,721
Pro Forma Adjusted EBITDA margin(3)(4)	25.6%	25.5%
Pro Forma Net Debt(5)	625,511	637,607
Ratio of Pro Forma Net Debt to Pro Forma Adjusted EBITDA(3)(5)(6)	2.7x	2.8x
Ratio of Pro Forma Adjusted EBITDA to pro forma finance expense(3)(7)	3.4x	3.8x
(1)	See “Non-GAAP Financial Measures” for further details.

(2)	Management of Neogen defines Pro Forma EBITDA as pro forma net income before pro forma interest, income taxes, and depreciation and amortization.
(3)	Management of Neogen defines Pro Forma Adjusted EBITDA as Pro Forma EBITDA, adjusted for pro forma stock-based compensation and certain pro forma transaction fees and expenses.
(4)	A reconciliation between pro forma net income, on one hand, and pro forma EBITDA and Pro Forma Adjusted EBITDA, on the other hand, is as follows:
(In thousands of U.S. dollars, except as specified)	Year Ended May 31,	Twelve Months Ended February 28,
	2022	2022
Pro forma net income	$(92,360)	$(49,322)
Pro forma net income margin (%)(a)	(10.2)%	(5.5)%
Provision for income taxes	(22,023)	(12,142)
Interest	65,698	58,681
Depreciation and amortization	201,214	201,289
Pro Forma EBITDA	152,529	198,506
Stock-based compensation	8,764	8,307
Certain transaction fees and expenses	69,188	19,908
Pro Forma Adjusted EBITDA	$230,481	$226,721
Pro forma Adjusted EBITDA margin (%)(b)	25.6%	25.5%
(a)	Management of Neogen defines pro forma net income margin as pro forma net income as a percentage of pro forma total revenues.
(b)	Management of Neogen defines Pro Forma Adjusted EBITDA margin as Pro Forma Adjusted EBITDA as a percentage of pro forma total revenues.
(5)	Management of Neogen defines pro forma net debt as pro forma long-term debt less pro forma cash and cash equivalents and marketable securities.
(6)	The ratio of Pro Forma Net Debt to Pro Forma Adjusted EBITDA is determined by dividing (i) Pro Forma Net Debt as of period end by (ii) Pro Forma Adjusted EBITDA for the twelve months then ended.
(7)
The ratio of Pro Forma Adjusted EBITDA to pro forma finance expense is determined by dividing Pro Forma Adjusted EBITDA by pro forma finance expense. For each increase or decrease in assumed interest rates of 0.125% related to the assumed $650.0 million Term Loan Facility to be issued on a pro forma basis as part of the Transactions, annual interest expense would increase or decrease by approximately $0.8 million for the year ended May 31, 2022 and for the twelve months ended February 28, 2022.

Comparison of Market Prices
Shares of 3M common stock currently trade on the NYSE under the symbol “MMM.” Shares of Neogen common stock currently trade on Nasdaq under the symbol “NEOG.” The following table sets forth the closing price per share of 3M common stock and Neogen common stock as reported on the NYSE and Nasdaq respectively, as of December 13, 2021, the last trading day prior to the public announcement of the Transactions. Market price data for Garden SpinCo common stock has not been presented because Garden SpinCo is a wholly owned subsidiary of 3M, and shares of Garden SpinCo common stock do not trade separately from shares of 3M common stock. For current price information, you are urged to consult publicly available sources.
December 13, 2021
Closing Sale Price Per Share of 3M Common Stock	$174.58
Closing Sale Price Per Share of Neogen Common Stock	$40.12

RISK FACTORS
You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus and the exhibits hereto. In addition, you should consider the risks associated with Neogen and its business included in Neogen’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022 and the risks associated with 3M and the Food Safety Business included in 3M’s Annual Report on Form 10-K for the year ended December 31, 2021 and in 3M’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022, all of which are incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference” for more information about the documents incorporated by reference in this prospectus. For a discussion of additional uncertainties associated with forward-looking statements in this prospectus, please see “Cautionary Statement Regarding Forward-Looking Statements.”
Any of the following risks could materially adversely affect the business, financial condition and results of operations of Neogen, the Food Safety Business or the combined company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the market price of Neogen common stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Neogen and the Food Safety Business currently face or that the combined company will face after the completion of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially adversely affect the business, financial condition and results of operations of Neogen (including the Food Safety Business) or the market price of Neogen common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
Risks Related to the Transactions
The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Neogen common stock, as well as its business and operating results.
The consummation of the Transactions is subject to certain conditions, as described in this prospectus, including: (i) the Reorganization and Distribution having taken place in accordance with the Separation Agreement; (ii) the effectiveness of Neogen’s registration statement registering the Neogen common stock to be issued pursuant to the Merger Agreement, and of Garden SpinCo’s registration statement registering the shares of Garden SpinCo common stock in connection with the Distribution; (iii) the approval for listing on Nasdaq of the shares of Neogen common stock to be issued in the Merger; (iv) approval of the Share Issuance Proposal, the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal by the requisite vote of Neogen’s shareholders; (v) obtaining antitrust or competition law regulatory approvals in certain jurisdictions; (vi) the consummation of the Debt Exchange or the implementation of an alternative structure; (vii) receipt by 3M of the Distribution Tax Opinions; (viii) receipt by 3M and Neogen of the Merger Tax Opinions; and (ix) receipt by 3M of the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions. See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.” There is no assurance that these conditions will be met or that the Transactions will be completed on the terms or timeline currently contemplated, or at all.
If the Transactions are not completed for any reason, the price of Neogen common stock may decline. Neogen also could experience negative reactions from employees, customers, suppliers or other third parties if the Transactions are not completed. At the same time, Neogen management’s time and resources may have been spent on matters related to the Transactions that could otherwise have been committed to pursuing other opportunities available to Neogen that may have been beneficial to Neogen shareholders.
Neogen and 3M have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses related to the Transactions, including legal, advisory, printing and financial services fees related to the Transactions. These expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, Neogen may be required under certain circumstances to pay 3M a termination fee of $140 million or may be required to reimburse 3M for expenses incurred in connection with the Financing, any Permanent Financing or the Debt Exchange. See “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances.”
If the Transactions are completed, Neogen may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.
Neogen expects that it will realize synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Neogen’s success in realizing these benefits, and the timing of their realization, depends, among other things, on the successful integration of the business operations of the Food Safety Business with Neogen. Even if Neogen is able to integrate the Food Safety Business successfully, Neogen cannot predict with certainty if or when these synergies, growth opportunities and other benefits will be realized, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the Food Safety Business or in otherwise consummating the Transactions. Realization of any synergies, growth opportunities or other benefits could be affected by the factors described in other risk factors and a number of factors beyond Neogen’s control, including, without limitation, general economic conditions, increased operating costs and regulatory developments.
The integration of the Food Safety Business with Neogen following the Transactions may present significant challenges, and the failure to successfully integrate the Food Safety Business could have a material adverse effect on the combined company’s business, financial condition or results of operations.
There is a significant degree of difficulty inherent in the process of integrating the Food Safety Business with Neogen. These difficulties include:
•	the integration of the Food Safety Business with Neogen’s current businesses while carrying on the ongoing operations of all businesses;
•	managing a significantly larger company than before the consummation of the Transactions;
•	integrating the business cultures of each of the Food Safety Business and Neogen, which could prove to be incompatible;
•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;
•	the ability to ensure the effectiveness of internal control over financial reporting across the combined company;
•	integrating certain information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems; and
•	the potential difficulty in retaining key officers and personnel of Neogen and the Food Safety Business.
The process of integrating operations could result in significant costs and cause an interruption of, or loss of momentum in, the activities of the Food Safety Business or Neogen’s business. Members of Neogen’s senior management following the Transactions may be required to devote considerable amounts of time to this integration process, which could decrease the time they will have to manage the combined company’s business, serve the existing business or operations of Neogen or the Food Safety Business, or develop new products or strategies. If Neogen’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the existing business of Neogen or the Food Safety Business could be materially adversely affected.
Neogen’s successful integration of the Food Safety Business cannot be assured. The failure to do so could have a material adverse effect on Neogen’s business, financial condition or results of operations after the Transactions.
The pendency of the Merger could have an adverse effect on Neogen’s stock price, business, financial condition, results of operations or business prospects.
The announcement and pendency of the Merger could disrupt Neogen’s business in negative ways. For example, customers and other third-party business partners of Neogen or the Food Safety Business could seek to terminate or renegotiate their relationships with Neogen or the Food Safety Business as a result of the

Merger, whether pursuant to the terms of their existing agreements or otherwise. In addition, current and prospective employees of Neogen and the Food Safety Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Neogen’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or adversely affect the financial condition, results of operations or business prospects of, Neogen.
Neogen will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.
Neogen expects to incur significant one-time costs in connection with the Transactions. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Neogen whether or not the Merger is completed. A substantial majority of these one-time costs will be transaction-related fees and expenses and include, among others, fees paid to financial, legal and accounting and other professional advisors and transition and pre-Merger integration planning-related expenses. While Neogen expects to be able to fund these one-time costs using cash from operations and/or borrowings under existing and anticipated credit sources, these costs could negatively impact Neogen’s liquidity, cash flows and results of operations.
The Transactions could discourage other companies from trying to acquire Neogen before or for a period of time following completion of the Transactions.
Certain provisions in the Merger Agreement could discourage a third party from submitting an alternative transaction proposal prior to the completion of the Transactions. The Merger Agreement generally prohibits Neogen from soliciting or engaging in discussions with respect to any acquisition proposal during the pendency of the Merger and Neogen must hold its shareholder meeting to vote on the Share Issuance Proposal, the Neogen Bylaw Board Size Proposal and the Neogen Charter Amendment Proposal even if an unsolicited acquisition proposal is received that the Neogen board determines is superior. In addition, the Merger Agreement obligates Neogen to pay 3M a termination fee in certain circumstances involving alternative acquisition proposals, which could deter third parties from proposing alternative acquisition proposals, including acquisition proposals that could result in greater value to Neogen shareholders than the Transactions, and the payment of the termination fee could adversely affect Neogen’s financial condition. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of certain aspects of the Separation and the Distribution for U.S. federal income tax purposes, could discourage acquisition proposals for a period of time following the Transactions. Neogen currently expects to issue approximately 108.3 million shares of its common stock in connection with the Merger. See “The Transaction Agreements—The Merger Agreement—Board Recommendation.” Because Neogen will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, an acquisition of Neogen could become more expensive. As a result, some companies might not seek to acquire Neogen.
Neogen will be responsible for all Garden SpinCo Liabilities following the completion of the Transactions, and is acquiring the Garden SpinCo Assets on an “as is,” “where is” and “with all faults” basis.
As described in “The Transaction Agreements—The Separation Agreement,” in connection with the Separation, Garden SpinCo will generally assume and be responsible for any liabilities that arise relating to the ownership, operations or conduct of the Food Safety Business following the Distribution. The Separation Agreement also provides that the Garden SpinCo Assets are being conveyed to Garden SpinCo on an “as is” and “where is” basis. Although 3M is subject to certain indemnification obligations in favor of Garden SpinCo and Neogen under the Separation Agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent relating to, arising out of or resulting from any breach by 3M of any provision of the Separation Agreement or specified liabilities of the Food Safety Business arising prior to the Distribution. See “The Separation Agreement” for a detailed description of the liabilities that Garden SpinCo is assuming in the Transactions.
In addition, although the Merger Agreement contains certain representations and warranties about the Food Safety Business, the representations and warranties were made only as of the times set forth therein and will not survive the effective time of the Merger. Accordingly, Neogen will have no remedies with respect to any breach of 3M’s or Garden SpinCo’s representations to the Merger Agreement after the effective time of the Merger, except for certain rights under applicable law to bring a claim for intentional fraud with respect to any representation or warranty made in the Merger Agreement.

As such, notwithstanding whether any Garden SpinCo Liability or any issue with a Garden SpinCo Asset is related to a breach of a representation or warranty in the Merger Agreement, Garden SpinCo, and by virtue of the Merger, Neogen, will bear full responsibility for any and all Garden SpinCo Liabilities and any liabilities, contingencies or other losses with respect to Garden SpinCo Assets following the completion of the Transactions. To the extent any such Garden SpinCo Liabilities are larger than anticipated, or any liability, contingency or loss with respect to a Garden SpinCo Asset prohibits the Food Safety Business from operating as planned, they could have a material adverse impact on the business, financial condition and results of operations of the combined company.
If the Distribution, including the Debt Exchange, does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the Reorganization, the Distribution or the Merger or as a result of subsequent acquisitions of shares of 3M, Neogen or Garden SpinCo, then 3M and/or 3M shareholders that received Garden SpinCo common stock in the Distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, Neogen and Garden SpinCo could be obligated to indemnify 3M for any tax liability imposed on 3M arising from Neogen’s actions or inactions.
The consummation of the Distribution is conditioned upon, among other things, the receipt by 3M of (1) the IRS Ruling and (2) an opinion from Wachtell Lipton regarding the tax treatment of the Contribution and Distribution (the “Distribution Tax Opinion”). Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the letter ruling request are or have been violated, then 3M will not be able to rely on the IRS Ruling. In addition, the Distribution Tax Opinion will be based on, among other things, the IRS Ruling as to the matters addressed by the ruling, current law and certain representations and assumptions as to factual matters made by 3M and Garden SpinCo. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by Wachtell Lipton in the Distribution Tax Opinion. The Distribution Tax Opinion will represent Wachtell Lipton’s judgment, will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions.
In general, if the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes each U.S. Holder who receives Garden SpinCo common stock in this Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the Garden SpinCo common stock received by such U.S. Holder in this Exchange Offer and its tax basis in the shares of 3M common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the Garden SpinCo common stock received by the U.S. Holder in this Exchange Offer. Further, if this Exchange Offer were not fully subscribed in such a situation and 3M undertook the Clean-Up Spin-Off, each U.S. Holder who receives Garden SpinCo common stock in the Clean-Up Spin-Off would generally be treated as receiving a taxable distribution equal to the fair market value of the Garden SpinCo common stock received by the U.S. Holder in the Clean-Up Spin-Off.
In addition, if the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, 3M generally would recognize taxable gain with respect to the transfer of Garden SpinCo common stock in the Distribution, which could result in significant tax to 3M.
Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would nonetheless be taxable to 3M (but not to U.S. Holders of 3M common stock) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of 3M or Garden SpinCo, directly or indirectly (including through acquisitions of the stock of Neogen after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of Section 355(e) of the Code, any acquisitions of 3M or Garden SpinCo stock (including Neogen stock after the Merger), directly or indirectly, within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although 3M may, depending on the facts and circumstances, be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of a plan that includes the

Distribution, but it is expected that the Merger, standing alone, will not cause the Distribution to be taxable to 3M under Section 355(e) of the Code because holders of Garden SpinCo common stock will own at least 50.1% of the common stock of Neogen following the Merger. However, if the IRS were to determine that other acquisitions of 3M stock, either before or after the Distribution, or Neogen stock, after the Merger, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a significant amount of taxable gain by 3M (but not by 3M stockholders) for U.S. federal income tax purposes under Section 355(e) of the Code. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—Treatment of the Distribution.”
Under the Tax Matters Agreement, Garden SpinCo and Neogen may be obligated, in certain cases, to indemnify 3M against taxes and certain tax-related losses in connection with the Transactions that arise as a result of Garden SpinCo’s or Neogen’s actions, or failure to act. See “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger—Treatment of the Distribution” and “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.” Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on Neogen.
Neogen is required to abide by potentially significant restrictions which could limit its ability to undertake certain corporate actions that otherwise could be advantageous prior to the completion of the Transactions.
The Merger Agreement restricts Neogen from taking specified actions without 3M’s prior written consent until the Transactions are completed or the Merger Agreement is terminated, including making certain acquisitions or investments, incurring certain indebtedness other than in the ordinary course below certain thresholds, materially adversely modifying or terminating certain material contracts other than in the ordinary course, divesting certain assets and making certain non-ordinary course changes to employee compensation and benefit plans. These restrictions and others, which are more fully described in “—The Merger Agreement—Conduct of Business Pending the Merger” could affect Neogen’s ability to execute its business strategies and attain its financial and other goals and could impact Neogen’s business, financial condition and results of operations.
Under the Tax Matters Agreement, Neogen and Garden SpinCo will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Transactions, and such restrictions could significantly impair Neogen’s and Garden SpinCo’s ability to implement strategic initiatives that otherwise would be beneficial.
The Tax Matters Agreement generally restricts Neogen, Garden SpinCo and their affiliates from taking certain actions after the Distribution that could adversely affect the intended tax treatment of the Transactions. In particular:
•	for a two-year period following the Distribution Date, except as described below:
•	Garden SpinCo will continue the active conduct of its trade or business and the trade or business of certain Garden SpinCo subsidiaries;
•	Garden SpinCo will not voluntarily dissolve or liquidate or permit certain Garden SpinCo subsidiaries to voluntarily dissolve or liquidate;
•
Neogen and Garden SpinCo will not enter into any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Garden SpinCo or Neogen (taking into account the stock acquired pursuant to the Merger);

•	Neogen and Garden SpinCo will not engage in certain mergers or consolidations;
•
Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to, sell, transfer or otherwise dispose of 30% or more of the gross assets of Garden SpinCo, such subsidiaries, the SpinCo Group or the active trade or business of Garden SpinCo or certain Garden SpinCo subsidiaries, subject to certain exceptions;

•	Neogen and Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to, redeem or repurchase stock or rights to acquire stock, unless certain requirements are met;

•
Neogen and Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to, amend their certificates of incorporation (or other organizational documents) or take any other action affecting the voting rights of any stock or stock rights of Neogen or Garden SpinCo; and

•
Neogen and Garden SpinCo will not, and will not permit any member of the SpinCo Group or the Neogen Group to, take any other action that would, when combined with any other direct or indirect changes in ownership of Garden SpinCo and Neogen stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock representing 50% or more of the vote or value of Garden SpinCo or Neogen, or otherwise jeopardize the tax-free status of the Transactions;

•	during the time period ending three years after the date of the Distribution, Garden SpinCo and Neogen also will be subject to certain restrictions relating to the SpinCo Business in Switzerland; and
•	additionally, none of Garden SpinCo, Neogen or any member of the SpinCo Group or the Neogen Group may:
•
take, or permit to be taken, any action that could reasonably be expected to jeopardize the qualification of the SpinCo Exchange Debt as a security under Section 361(a) of the Code (other than making any payment permitted or required by the terms of the SpinCo Exchange Debt);

•
within 90 days of the Distribution Date, refinance or repay (other than in the ordinary course of business) any third-party debt of any member of the SpinCo Group, except as required by the Transaction Documents; or

•	permit any portion of certain nonqualified preferred stock to cease to be outstanding or modify the terms of such stock;
unless, in each case, prior to taking any such action, Neogen and Garden SpinCo shall have requested that 3M obtain, or request and receive 3M’s prior written consent to obtain, an IRS ruling satisfactory to 3M in its reasonable discretion or provide 3M with an unqualified tax opinion satisfactory to 3M in its sole and absolute discretion to the effect that such action would not jeopardize the intended tax treatment of the Transactions, unless 3M waives such requirement. Failure to adhere to these requirements could result in tax being imposed on 3M for which Neogen and Garden SpinCo could bear responsibility and for which Neogen and Garden SpinCo could be obligated to indemnify 3M. Any such indemnification obligation would likely be substantial and would likely have a material adverse effect on Neogen. In addition, even if Neogen and Garden SpinCo are not responsible for tax liabilities of 3M under the Tax Matters Agreement, Garden SpinCo nonetheless could be liable under applicable tax law for such liabilities if 3M were to fail to pay such taxes. Moreover, these restrictions could have a material adverse effect on Neogen’s liquidity and financial condition, and otherwise could impair Neogen’s and Garden SpinCo’s ability to implement strategic initiatives and Garden SpinCo’s and Neogen’s indemnity obligation to 3M might discourage, delay or prevent a change of control that shareholders of Neogen may consider favorable. See “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”
Current Neogen shareholders’ percentage ownership interest in Neogen will be substantially diluted in the Merger.
Based on the Exchange Ratio, which is subject to adjustment under limited circumstances, immediately following the Merger, the pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. See “The Transaction Agreements—the Merger Agreement—Merger Consideration.” Consequently, Neogen’s pre-Merger shareholders, as a group, will be substantially diluted in the Merger and have less ability to exercise influence over the management and policies of Neogen following the Merger than immediately prior to the Merger.
The calculation of the number of shares of Neogen common stock to be issued in the Merger will not be adjusted if there is a change in the value of the Food Safety Business or Neogen before the Merger is completed.
The number of shares of Neogen common stock to be issued by Neogen in the Merger will not be adjusted based on a change in the value of the Food Safety Business or its assets or in the value of Neogen prior to the closing of the Transactions. 3M stockholders who receive Garden SpinCo common stock in the Distribution will receive a fixed number of shares of Neogen common stock, subject to certain adjustments, pursuant to the Merger rather than a number of shares with a particular fixed market value. As a result, the actual value of the Neogen common stock to be received by Garden SpinCo stockholders in the Merger will depend on the value of Neogen’s shares at the time of the closing of the Merger, and may be more or less than the current value of the Neogen common stock.
The Food Safety Business may be negatively impacted if Neogen is unable to provide benefits and services, or access to equivalent financial strength and resources, to the Food Safety Business that historically have been provided by 3M.
The Food Safety Business has historically received benefits and services from 3M and has benefited from 3M’s financial strength and extensive network of service offerings. After the Transactions, the Food Safety Business will become part of Neogen, and the Food Safety Business will no longer benefit from 3M’s services or financial strength or have access to 3M’s extensive business relationships outside of its Food Safety Business. While 3M has agreed to provide certain transition services to Garden SpinCo for a period of time following the consummation of the Transactions, it cannot be assured that Neogen will be able to adequately or timely replace or provide resources formerly provided by 3M, or replace them at the same or lower cost. If Neogen is not able to replace the resources provided by 3M or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by 3M, Neogen’s results of operations may be negatively impacted.
The historical financial information of the Food Safety Business may not be representative of its results if it had been operated as a standalone business or as part of Neogen, and as a result, may not be a reliable indicator of future results of the Food Safety Business.
The Food Safety Business is currently operated through various subsidiaries of 3M, many of which also operate other businesses of 3M and will not be transferred to Neogen in connection with the Transactions. Consequently, the financial information of the Food Safety Business included in this prospectus has been derived from the consolidated financial statements and accounting records of 3M and reflects assumptions and allocations made by 3M. The financial position, results of operations and cash flows of the Food Safety Business presented may be materially different from those that would have resulted if the Food Safety Business had been operated as a standalone company or by a company other than 3M. For example, in preparing the financial statements of the Food Safety Business, 3M made an allocation of 3M costs and expenses that are attributable to the Food Safety Business. However, these costs and expenses reflect the costs and expenses attributable to the Food Safety Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the Food Safety Business had it been operated as part of an organization of the nature, size and scale of Neogen, and thus may not reflect costs and expenses that would have been incurred had the Food Safety Business been operated as a part of Neogen. As a result, the historical financial information of the Food Safety Business may not be a reliable indicator of the future results of the Food Safety Business as a part of Neogen, or the results the Food Safety Business would have historically achieved for the periods indicated therein as a standalone business.
The unaudited pro forma condensed combined financial statements of Neogen are based in part on certain assumptions regarding the Transactions and may not be indicative of Neogen’s future operating performance.
The unaudited pro forma condensed combined financial statements presented in this prospectus combine the separate historical financial statements of Neogen and the Food Safety Business that are included or incorporated by reference in this prospectus and are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the periods presented. The unaudited pro forma condensed combined financial statements also do not indicate what the financial position or results of operations of the combined company will be in the future.
Neogen expects to account for the Merger as an acquisition of Garden SpinCo, with Neogen being the accounting acquirer. Following the effective date of the Merger, Neogen expects to complete the purchase price allocation for the acquisition of Garden SpinCo after determining the fair value of Garden SpinCo’s assets and liabilities. The final purchase price allocation may be different than the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this prospectus, and this difference may be material.
The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or incremental capital expenditures that Neogen management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the unaudited pro forma condensed combined financial statements included in this prospectus do not reflect what the combined company’s results of operations or operating condition would have been had Neogen and Garden SpinCo been a consolidated entity during all periods presented, or what the combined company’s results of operations and financial condition will be in the future.
Neogen and the Food Safety Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.
Uncertainty about the effect of the Transactions on current Neogen employees and/or employees of the Food Safety Business may have an adverse effect on Neogen and the Food Safety Business. This uncertainty may impair Neogen’s and the Food Safety Business’ ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with Neogen or the Food Safety Business after their combination. If large numbers of employees or a concentration of critical employees of Neogen or the Food Safety Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of Neogen after the Transactions, Neogen’s ability to realize the anticipated benefits of the Transactions could be materially adversely affected.
The trading prices of Neogen common stock may not be an appropriate proxy for the prices of Garden SpinCo common stock.
The calculated per-share value for Garden SpinCo common stock is based on the trading prices for Neogen common stock, which may not be an appropriate proxy for the prices of Garden SpinCo common stock. There currently is no trading market for Garden SpinCo common stock. 3M believes, however, that the trading prices for Neogen common stock are an appropriate proxy for the trading prices of Garden SpinCo common stock because immediately following the consummation of this Exchange Offer, Merger Sub will be merged with and into Garden SpinCo, whereby Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen. In the Merger, each outstanding share of Garden SpinCo common stock will be cancelled and retired and will cease to exist and the holders of shares of Garden SpinCo common stock (except for the Merger Excluded Shares) will receive the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio (together with cash in lieu of any fractional shares). Prior to the Distribution, 3M will cause the total number of shares of Garden SpinCo common stock outstanding immediately prior to the Distribution to be that number that results in the Exchange Ratio equaling one. As a result, each share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into one share of Neogen common stock in the Merger. There can be no assurance, however, that Neogen common stock after the Merger and the issuance of shares of Neogen common stock to 3M stockholders that receive Garden SpinCo common stock in the Distribution will trade on the same basis as Neogen common stock trades prior to the Transactions. In addition, it is possible that the trading prices of Neogen common stock prior to consummation of the Merger will not fully reflect the anticipated value of Neogen common stock after the Merger. For example, trading prices of Neogen common stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.
Neither Neogen shareholders nor 3M stockholders will be entitled to appraisal rights in connection with the Transactions.
Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Neither Neogen shareholders nor 3M stockholders (including in their capacity as Garden SpinCo stockholders following the Distribution) are entitled to appraisal rights in connection with the Transactions.

Shareholder litigation could prevent or delay the closing of the Transactions or otherwise negatively impact the business and operations of Neogen, 3M or the Food Safety Business.
The parties may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the Transactions. Such litigation could have an adverse effect on the business, financial condition and results of operations of Neogen, 3M or Garden SpinCo and could prevent or delay the consummation of the Transactions.
Risks Related to this Exchange Offer
Tendering 3M stockholders may receive a reduced premium or may not receive any premium in this Exchange Offer.
This Exchange Offer is designed to permit you to exchange your shares of 3M common stock for shares of Garden SpinCo common stock at a 7% discount to the per-share value of Garden SpinCo common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your 3M common stock accepted for exchange in this Exchange Offer, you will receive approximately $107.53 of Garden SpinCo common stock (subject to the exception described below). The value of the 3M common stock will be based on the calculated per-share value of 3M common stock on the NYSE and the value of the shares of Garden SpinCo common stock will be based on the calculated per-share value of Neogen common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.
The number of shares you can receive is, however, subject to an upper limit of 7.3515 shares of Garden SpinCo common stock for each share of 3M common stock accepted for exchange in this Exchange Offer. As a result, you may receive less than $107.53 of Garden SpinCo common stock for each $100 of 3M common stock, depending on the calculated per-share value of 3M common stock and the calculated per-share value of Garden SpinCo common stock at the expiration date. Because of the limit on the number of shares of Garden SpinCo common stock you will receive in this Exchange Offer, if there is a drop of sufficient magnitude in the trading price of Neogen common stock relative to the trading price of 3M common stock, and/or if there is an increase of sufficient magnitude in the trading price of 3M common stock relative to the trading price of Neogen common stock, you may not receive $107.53 of Garden SpinCo common stock for each $100 of 3M common stock, and could receive much less.
For example, if the calculated per-share value of 3M common stock was $154.23 (the highest closing price for 3M common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of Garden SpinCo common stock was $21.52 (the lowest closing price for Neogen common stock on the NYSE during that three-month period), the value of Garden SpinCo common stock, based on the Neogen common stock price, received for shares of 3M common stock accepted for exchange would be approximately $102.58 for each $100 of 3M common stock accepted for exchange.
This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.” If the upper limit on the number of shares of Garden SpinCo common stock that can be received for each share of 3M common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the upper limit.
There also are risks associated with calculating the exchange ratio as of the Valuation Dates and not using the closing prices of 3M common stock and Neogen common stock on the expiration date of this Exchange Offer, such that a 3M stockholder could receive fewer shares of Garden SpinCo common stock than such stockholder would have received if the exchange ratio were determined using the closing prices of 3M common stock and Neogen common stock on the expiration date of this Exchange Offer.
For example, if the trading price of 3M common stock were to increase during the last two full trading days of this Exchange Offer, the average 3M stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of 3M common stock on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of Garden SpinCo common stock, and therefore effectively fewer shares of Neogen common stock, for each $100 of shares of 3M common stock than you would have if the average 3M stock price were calculated on the basis of the closing price of shares of 3M common stock on the last full trading day prior to the expiration date of this Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of this Exchange Offer. Similarly, if the trading price of Neogen common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average Neogen stock price used to calculate the exchange ratio would likely be higher than the closing price of Neogen common stock on the last full trading day prior to the expiration date. This could also result in your receiving fewer shares of Garden SpinCo common stock, and therefore effectively fewer shares of Neogen common stock, for each $100 of 3M common stock than you would have received if the average Neogen common stock price were calculated on the basis of the closing price of Neogen common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of this Exchange Offer.
In addition, there is no assurance that holders of shares of 3M common stock that are exchanged for shares of Garden SpinCo common stock in this Exchange Offer will be able to sell the shares of Neogen common stock after receipt in the Merger at prices comparable to the calculated per-share value of Garden SpinCo common stock at the expiration date. For example, in the event that this Exchange Offer is not fully subscribed, 3M will distribute in the Clean-Up Spin-Off the remaining shares of Garden SpinCo common stock that will convert into Neogen common stock in the Merger. 3M stockholders who receive Neogen common stock as a result of the Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed) and the Merger may not want to be Neogen shareholders and may sell those shares immediately in the public market. It is also possible that some 3M stockholders will sell the Neogen common stock they receive if, for reasons such as Neogen’s business profile or market capitalization, Neogen does not fit their investment objectives, or in the case of index funds, Neogen is not a participant in the index in which they are investing. The sales of significant amounts of Neogen common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of Neogen’s common stock.
Tendering 3M stockholders may not be able to sell shares of Neogen common stock received in the Merger at prices comparable to the calculated per share value of Garden SpinCo common stock used for purposes of or on the expiration date of the Exchange Offer.
There is no assurance that holders of shares of 3M common stock that are exchanged for shares of Garden SpinCo common stock in the Exchange Offer will be able to sell the shares of Neogen common stock after receipt in the Merger at prices comparable to the calculated per-share value of Garden SpinCo common stock used for purposes of or at the expiration date of the Exchange Offer. For example, while 3M is offering all of the shares of Garden SpinCo common stock in the Exchange Offer, if the Exchange Offer is not fully subscribed, shares of Garden SpinCo common stock also will be distributed in a Clean-Up Spin-Off. These shares of Garden SpinCo common stock will convert into Neogen common stock in the Merger. 3M stockholders who receive Neogen common stock as a result of a potential Clean-Up Spin-Off may not want to be Neogen shareholders and may sell those shares immediately in the public market. It is possible that some 3M stockholders would sell the Neogen common stock they receive if, for reasons such as Neogen’s business profile or market capitalization, Neogen does not fit their investment objectives, or in the case of index funds, Neogen is not a participant in the index in which they are investing. The sales of significant amounts of Neogen common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of Neogen common stock.
3M stockholders receiving shares of Garden SpinCo common stock in the Exchange Offer or a potential Clean-Up Spin-Off that have not completed the necessary documents could experience a delay prior to receiving their shares of Neogen common stock or their cash in lieu of fractional shares, if any.
Holders of 3M common stock participating in the Exchange Offer will receive their shares of Neogen common stock or cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the Distribution Exchange Agent. In general, until the distribution of the shares of Neogen common stock to the individual stockholder has been completed, the relevant holder of Neogen common stock will not be able to sell its shares of Neogen common stock. Consequently, if the market price for Neogen common stock should decrease during that period, the relevant stockholder (which would be a 3M stockholder receiving shares of Garden SpinCo common stock in the Exchange Offer or in a potential Clean-Up Spin-Off) may not be able to stop any losses by selling the shares of Neogen common stock. Similarly, Garden SpinCo stockholders who receive cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive any interest on such cash.

As a result of the Pricing Mechanism (as defined below) utilized in the Exchange Offer, the exchange ratio for the Exchange Offer will not be fixed prior to the launch of the Exchange Offer, but instead will be determined while the Exchange Offer is open, creating a risk of arbitrage trading during the Exchange Offer that could impact the final exchange ratio.
The Exchange Offer does not establish a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of Garden SpinCo common stock for each $100 of 3M common stock validly tendered and not withdrawn pursuant to the Exchange Offer (subject to the limit on the exchange ratio that could result from the upper limit, as described in greater detailed in this prospectus). The Exchange Offer’s pricing mechanism, as described under “Exchange Offer—Terms of this Exchange Offer—Pricing Mechanism” will calculate the values of 3M common stock and Garden SpinCo common stock by reference to a simple arithmetic average of daily VWAPs over the three Valuation Dates. The per-share values for 3M common stock will be determined by 3M by reference to the simple arithmetic average of the daily VWAP of 3M common stock on the NYSE over the three Valuation Dates. Similarly, the per-share values for Garden SpinCo common stock will be determined by 3M by reference to the simple arithmetic average of the daily VWAP of Neogen common stock on Nasdaq over the Valuation Dates (since each share of Garden SpinCo common stock will be exchanged for approximately one share of Neogen common stock in the Merger). If the Exchange Offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second full trading day preceding the revised expiration date, as may be extended. The final exchange ratio will be announced by press release and be available on the website at www.3mneogenexchange.com, in each case by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of the Exchange Offer, as may be extended, and therefore provides for a two-day window between pricing and the Exchange Offer’s expiration. See “The Exchange Offer—Terms of the Exchange Offer—General.”
As the Pricing Mechanism results in the final exchange ratio being fixed two business days before the expiration of the Exchange Offer, the value of 3M common stock and Neogen common stock may change after the final exchange ratio is fixed by the Pricing Mechanism. The difference between the changing prices of publicly traded 3M common stock and Neogen common stock and the fixed exchange ratio could allow for investors to engage in arbitrage trading during the final two business days prior to the expiration of the Exchange Offer, which could affect the price of 3M common stock, Neogen common stock or both. Such trading could impact the market value of the consideration received by holders of 3M common stock participating in the Exchange Offer on and after the date of receipt thereof.
Arbitrage trading during the Exchange Offer could adversely impact the price of Neogen common stock.
The shares of Garden SpinCo common stock to be received by holders of 3M common stock who validly tender such stock in the Exchange Offer will be issued at a discount to the per-share value of Neogen common stock. During the Exchange Offer, the existence of this discount could negatively affect the market price of Neogen common stock. Prospective buyers of Neogen common stock could choose to acquire shares of Neogen common stock indirectly by purchasing shares of 3M common stock and then tendering such shares in the Exchange Offer. Additionally, certain market participants may use a hedging strategy to manage risk in the context of split-off transactions that involves shorting Neogen common stock. Both occurrences, or either individually, could result in a decrease in the price of Neogen stock during the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer—General.”
3M stockholders’ investment will be subject to different risks if this Exchange Offer is completed regardless of whether they elect to participate in the Exchange Offer.
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If a 3M stockholder validly tenders all of that stockholder’s shares of 3M common stock and this Exchange Offer is not oversubscribed, then, upon completion of this Exchange Offer and the Merger, that stockholder will no longer have an interest in 3M, but instead will directly own an interest in Neogen. As a result, that stockholder’s investment will be subject exclusively to risks associated with Neogen and not risks associated solely with 3M.

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If a 3M stockholder validly tenders all of that stockholder’s shares of 3M common stock and this Exchange Offer is oversubscribed, then that stockholder’s tender of shares of 3M common stock will be subject to the proration procedures described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock.”

As a result, unless that stockholder’s tendered shares constitutes an odd lot (i.e., fewer than 100 shares), upon completion of this Exchange Offer and the Merger, that stockholder will own an interest in both 3M and Neogen, and that stockholder’s investment will be subject to risks associated with both 3M and Neogen.
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If a 3M stockholder validly tenders some, but not all, of that stockholder’s shares of 3M common stock, then, upon completion of this Exchange Offer, regardless of whether this Exchange Offer is fully subscribed, the number of shares of 3M common stock that stockholder owns will decrease (unless that stockholder otherwise acquires shares of 3M common stock), while the number of shares of Garden SpinCo common stock, and therefore effectively shares of Neogen common stock, that stockholder owns will increase. As a result, that stockholder’s investment will be subject to risks associated with both 3M and Neogen.

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In addition to the consequences of this Exchange Offer described above, in the event that this Exchange Offer is not fully subscribed, 3M stockholders that remain stockholders of 3M following the completion of this Exchange Offer will receive shares of Garden SpinCo common stock when 3M completes the Clean-Up Spin-Off, which will be converted into shares of Neogen common stock (or, if applicable, cash in lieu of any fractional shares) when Garden SpinCo completes the Merger. As a result, their investment will be subject to risks associated with both 3M and Neogen.

Whether or not 3M stockholders tender their shares of 3M common stock, any 3M shares they hold after the completion of this Exchange Offer will reflect a different investment from the investment they previously held because 3M will no longer own the Food Safety Business.
Risks Related to the Combined Company’s Business Following the Transactions
Sales of Neogen common stock after the Transactions may negatively affect the market price of Neogen common stock.
The shares of Neogen common stock to be issued in the Merger to 3M stockholders that receive shares of Garden SpinCo common stock in the Distribution will generally be eligible for immediate resale. The market price of Neogen common stock could decline as a result of sales of a large number of shares of Neogen common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.
Based on the Exchange Ratio, which is subject to potential adjustment under limited circumstances, upon completion of the Transactions, Garden SpinCo stockholders will hold approximately 50.1% of the outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will hold approximately 49.9% of the outstanding shares of Neogen common stock. See “The Transaction Agreements—the Merger Agreement—Merger Consideration.”
Currently, 3M stockholders may include index funds that have performance tied to certain stock indices and institutional investors subject to various investing guidelines. Because Neogen may not be eligible to be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors and index funds, such investors and index funds that receive Neogen common stock in the Merger may decide to or may be required to sell the shares of Neogen common stock that they receive. In addition, the investment fiduciaries of 3M’s defined contribution plans may decide to sell any shares of Neogen common stock that the trusts for these plans receive in the Merger, or may decide not to participate in the Exchange Offer, in accordance with the applicable rules under the 3M Savings Plans and in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Neogen to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.
The combined company’s industry is highly competitive, which may impact its results of operations.
The food and animal safety industry is subject to rapid and substantial changes in technology and is characterized by extensive research and development and intense competition. The combined company’s competitors and potential competitors may have greater financial, technical, manufacturing, marketing, research and development and management resources than the combined company does. These competitors could use their resources, reputations and ability to leverage existing customer relationships to give them a competitive advantage over the combined company that could impact the combined company’s results of operations. The competitors might also succeed in developing products that are more reliable and effective than the combined company’s products, are less costly than the combined company’s products or provide alternatives to the combined company’s approach. If the products of a competitor are better able to meet the combined company’s customers’ requirements, then the operating results of the combined company could be adversely affected.
The combined company might be unable to successfully compete with other companies in its industry.
The markets in which Neogen and the Food Safety Business operate, and the combined company will operate, are highly competitive. The principal competitive factors in Neogen’s and the Food Safety Business’s markets are, and the combined company’s markets will be, customer service, product quality and performance, price, breadth of product offering and availability, market expertise and innovation. Neogen and the Food Safety Business compete with the food and animal safety industry’s largest service providers across their respective product and service offerings. While Neogen’s senior management does not know of any competitor that is pursuing Neogen’s fundamental strategy of developing and marketing their broad line of food safety and animal safety products, Neogen and the Food Safety Business face, and the combined company will continue to face, intense competition from companies ranging from small businesses to divisions of large multinational companies. Some of these organizations have substantially greater financial resources than Neogen does or may not be subject to similar restrictions that will apply to Neogen following the Transactions as a result of the Tax Matters Agreement or the terms of Neogen’s indebtedness. The combined company’s competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. As a result of the competitive environment in which it operates, the combined company could lose market share, be unable to maintain or increase prices for its products and services or be unable to pursue additional business opportunities, each of which could have a material adverse effect on its business, results of operations, financial condition and cash flows.
If the combined company is unable to develop new products and technologies, its competitive position may be impaired, which could materially and adversely affect its sales and market share.
The markets in which Neogen and the Food Safety Business operate, and the combined company will operate, are characterized by changing technologies and the introduction of new products. As a result, the combined company’s success is dependent upon its ability to develop or acquire new products and services on a cost-effective basis, to introduce them into the marketplace in a timely manner and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenue and materially and adversely affect the combined company’s competitive position. While Neogen intends to continue to commit financial resources and effort to the development of new products and services, it may not be able to successfully differentiate its products and services from those of its competitors. The combined company’s customers may not consider its proposed products and services to be of value to them or may not view them as superior to its competitors’ products and services. In addition, the combined company’s competitors or customers could develop new technologies or products which address similar or improved solutions to the combined company’s existing technologies. Further, the combined company may not be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advantages or protect technological advantages through intellectual property rights. If the combined company does not successfully compete through the development and introduction of new products and technologies, its business, results of operations, financial condition and cash flows could be materially adversely affected.
The business, financial condition and results of operations of the Food Safety Business may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those it previously received as part of 3M.
The Food Safety Business has been able to receive benefits from being a part of 3M and has been able to benefit from 3M’s financial strength, extensive business relationships and purchasing volumes. Following the Merger, the Food Safety Business will be combined with Neogen, and the combined company will not be able to utilize 3M’s financial strength, may not have access to all of 3M’s extensive business relationships and may not have purchasing volumes similar to what the Food Safety Business benefited from by being a part of 3M prior to the Merger. In addition, some contracts that 3M or its subsidiaries are a party to that relate to the Food Safety Business require consents of third parties to assign them to Garden SpinCo in connection with the Transactions. There can be no assurance that 3M, Garden SpinCo or Neogen will be able to obtain those consents, enter into new agreements with respect to those contracts if consents are not obtained or arrange for a lawful alternative arrangement to provide Garden SpinCo with the rights and obligations under such agreements. It is therefore possible, whether as a result of routine renegotiations of terms in the ordinary course of business, or as part of a request for consent or a replacement of a contract where consent has not been obtained, that the combined company may not be able to negotiate terms as favorable as those 3M has received previously for one or more contracts, and in the aggregate the loss or renegotiation of contracts in connection with the foregoing could materially adversely affect the combined company’s business, financial condition and results of operations following the completion of the Transactions.
If the combined company fails to maintain a positive reputation or is unable to conduct effective sales and marketing, its prospects and financial condition could be adversely affected.
Neogen believes that market awareness and recognition of its brands have contributed significantly to the success of its business. Neogen also believes that maintaining and enhancing these brands, especially market perceptions of the quality of its products, is critical to maintaining its competitive advantage. If any of the combined company’s products are subject to recall or are proven to be, or are claimed to be, ineffective or inaccurate for their stated purpose, then this could have a material adverse effect on the combined company’s business, financial condition or results of operations. Also, because Neogen is dependent on market perceptions, negative publicity associated with product quality or other adverse effects resulting from, or perceived to be resulting from, the combined company’s products could have a material adverse impact on its business, financial condition and results of operations.
The combined company’s sales and marketing efforts are anchored by promoting its products potential customers. Therefore, Neogen’s sales and marketing force, whether in-house sales representatives or third-party commercial partners, must possess an up-to-date understanding of industry trends and products, as well as promotion and communication skills. In addition, Neogen has a network of third-party commercial partners that it uses to sell or distribute its products.
While the combined company will continue to promote its brands to remain competitive, it may not be successful in doing so. If Neogen is unable to increase or maintain the effectiveness and efficiency of its sales and marketing activities, or if the combined company incurs excessive sales expenses to do so, Neogen and its business, financial condition and results of operations may be materially and adversely affected.
The combined company could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if it is unable to obtain such raw materials or other components of its products.
Neogen purchases, and the combined company will purchase, raw materials and components for use in its products, which exposes it to volatility in prices for certain raw materials and products. Prices and availability of these raw materials are subject to substantial fluctuations that are beyond Neogen’s control due to factors such as changing economic conditions, inflation, currency and commodity price fluctuations, tariffs, resource availability, transportation costs, weather conditions and natural disasters, political unrest and instability, and other factors impacting supply and demand pressures. Significant price increases for these supplies could adversely affect the combined company’s operating profits. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies. The coronavirus (COVID-19) pandemic, for example, has resulted in raw material price inflation as well as supply chain constraints and disruptions. While the combined company will generally attempt to mitigate the impact of increased raw materials prices by endeavoring to make strategic purchasing decisions, broadening its supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices, the ability to increase the prices of products, and dependence on a sole or single source for certain materials and products. Additionally, the combined company may be unable to increase the prices of products due to a competitor’s pricing pressure or other factors, or may be unable to raise the price of its products in a manner that is proportional to the level of inflation, which would materially adversely affect Neogen’s results of operations.
Certain of Neogen’s and the Food Safety Business’s product lines depend on a sole or single source suppliers and vendors. The ability of these third parties to deliver raw materials and products may also be affected by events beyond Neogen’s and the Food Safety Business’s control. In addition, public health threats, such as the coronavirus, severe influenza and other highly communicable viruses or diseases could affect Neogen’s supply of raw materials, by limiting the company’s ability to transport raw materials from the combined company’s vendors or increasing demand and competition for supplies, which would adversely affect the combined company’s ability to obtain necessary raw materials for certain of its products. Any sustained interruption in Neogen’s receipt of adequate raw materials, supply chain disruptions impacting the receipt or distribution of products, or disruption to key manufacturing sites’ operations due to natural and other disasters or events or other legal or regulatory requirements, could result in a significant price increase in raw materials, or their unavailability, which could result in a loss of customers or otherwise adversely impact the combined company’s business, results of operations, financial condition and cash flows.
Neogen’s international operations are subject to different product standards as well as other operational risks, which will increase due to the expansion of Neogen’s global operations following the consummation of the Transactions.
In fiscal year 2022, Neogen’s sales to customers outside of the U.S. accounted for 39.7% of its total revenue. Neogen expects that its international business will continue to account for a significant portion of its total sales, and Neogen’s international exposure will increase as a result of the Transactions. Foreign regulatory bodies may establish product standards different from those in the U.S. and with which Neogen’s current products do not, or the combined company’s products will not, comply. Neogen’s potential inability to design products that comply with foreign standards could have a material adverse effect on the combined company’s future growth. Other risks related to Neogen’s sales to customers outside of the U.S. include possible disruptions in transportation, difficulties in building and managing foreign distribution, fluctuation in the value of foreign currencies, changes in import duties and quotas and unexpected economic and political changes in foreign markets. These factors could negatively impact the combined company’s competitiveness in these markets or otherwise adversely impact the combined company’s business results or financial condition. Moreover, discriminatory or conflicting fiscal or trade policies in different countries, including potential changes to tariffs and existing trade policies and agreements, could adversely affect the combined company’s results. The international operations of the combined company will increase following the consummation of the Transactions, which will subject the combined company’s foreign products to additional product standards and operational risks.
The combined company’s growth and results of operations may be materially adversely affected if it is unable to complete third-party acquisitions on acceptable terms.
Neogen’s business has grown significantly over the past several years as a result of both internal growth and acquisitions of existing businesses and their products. Over time, it is expected that the combined company will continue to augment its growth through acquisitions in order to acquire value-creating products or businesses that broaden its existing product offerings, technological capabilities, geographic presence and cost position, among other things. However, there can be no assurance that the combined company will be able to find suitable acquisition opportunities on acceptable terms. If the combined company is unsuccessful in its acquisition efforts, its revenue growth could be materially adversely affected. In addition, the combined company will face the risk that any completed acquisition may underperform relative to expectations. The combined company may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities or may not be able to successfully integrate completed acquired businesses and products. These factors could potentially have a material and adverse impact on the combined company’s business, results of operations, financial condition and cash flows.
Neogen and the Food Safety Business are subject to information technology, cybersecurity and privacy risks.
Neogen depends on, and the combined company will depend on, various information technologies and other products and services to store and process information and otherwise support its business activities. Neogen also manufactures and sells hardware and software to provide analysis, monitoring and testing of Neogen’s products for food and animal safety. In addition, certain offerings include digital components, such as remote monitoring of certain customer operations. Neogen also provides services to maintain these systems. Additionally, Neogen’s operations rely, and the combined company’s operations will rely, upon partners, vendors and other third-party providers of information technology and other products and services. If any of these information technologies, products or services are damaged, cease to properly function, are breached due to employee error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, Neogen and the combined company or their respective partners, vendors or other third parties could experience: (i) production downtimes, (ii) operational delays, (iii) the compromising of confidential, proprietary or otherwise protected information, including personal and customer data, (iv) destruction, corruption or theft of data, (v) security breaches, (vi) other manipulation, disruption, misappropriation or improper use of its systems or networks, (vii) financial losses from remedial actions, (viii) loss of business or potential liability, (ix) adverse media coverage, and (x) legal claims or legal proceedings, including regulatory investigations and actions, and/or damage to its reputation. While Neogen and Garden SpinCo attempt to mitigate these risks by employing a number of measures, including employee training, technical security controls and maintenance of backup and protective systems, Neogen’s, the combined company’s and each of their respective partners’, vendors’ and other third-parties’ systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on Neogen’s or the combined company’s business, results of operations, financial condition and cash flows.
The combined company will be subject to risks relating to existing international operations and expansion into new geographical markets.
The combined company will focus on expanding sales globally as part of its overall growth strategy and expect sales from outside the United States to continue to represent a significant portion of its revenue. Neogen’s and the combined company’s international operations are subject to general risks related to such operations, including:
•	political, social and economic instability and disruptions, including social unrest, geopolitical tensions, currency, inflation and interest rate uncertainties;
•	government export controls, economic sanctions, embargoes or trade restrictions;
•	the imposition of duties and tariffs and other trade barriers;
•	limitations on ownership and on repatriation or dividend of earnings;
•	transportation delays and interruptions;
•	labor unrest and current and changing regulatory environments;
•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;
•	difficulties in staffing and managing multi-national operations;
•	limitations on Neogen’s and the combined company’s ability to enforce legal rights and remedies;
•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and
•	fluctuations in foreign currency exchange rates.
If the combined company is unable to successfully manage the risks associated with expanding its global business or adequately manage operational risks of its existing international operations, these risks could have a material adverse effect on the combined company’s growth strategy into new geographical markets, the combined company’s reputation, the combined company’s business, results of operations, financial condition and cash flows. In addition, the impact of such risks may be outside of Neogen's and the combined company's control and could decrease Neogen's and the combined company's ability to sell its products internationally, which could adversely affect Neogen's and the combined company's business, financial condition, results of operations or cash flows. For example, as a result of the ongoing military conflict between Russia and Ukraine and resulting heightened economic sanctions from the U.S. and the international community, Neogen has discontinued sales into Russia. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. While the sanctions announced to date are not expected to have a material effect on Neogen or the combined company, any further sanctions imposed or actions taken by the United States or other countries, including any expansion of sanctions beyond Russia, could affect the global price and availability of raw materials, reduce Neogen's and the combined company's sales and earnings or otherwise have an adverse effect on Neogen's or the combined company's business and results of operations.

The combined company’s reputation, ability to do business and results of operations may be impaired by improper conduct by or disputes with any of its employees, agents or business partners and it will have an increased compliance burden with respect to, and risk of violations of, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.
Neogen’s operations require, and the combined company’s operations will require, it to comply with a number of U.S. and international laws and regulations, including those governing payments to government officials, bribery, fraud, anti-kickback and false claims, competition, export and import compliance, money laundering and data privacy, as well as the improper use of proprietary information or social media. In particular, Neogen’s international operations are, and the combined company’s international operations will be, subject to the regulations imposed by the Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 as well as anti-bribery and anti-corruption laws of various jurisdictions in which Neogen operates. While Neogen strives to maintain high standards, it cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by Neogen’s or the combined company’s employees, agents or business partners that would violate such U.S. or international laws or regulations or fail to protect Neogen’s and the combined company’s confidential information. Any such violations of law or improper actions could subject the combined company to civil or criminal investigations in the United States or other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related shareholder lawsuits, could lead to increased costs of compliance and could damage the combined company’s reputation, business, results of operations, financial condition and cash flows. Garden SpinCo’s significant international business will increase corruption risks for the combined company, relative to Neogen as a standalone company.
Tariffs and other trade measures could adversely affect the combined company’s results of operations, financial position and cash flows.
Neogen’s international operations subject it to discriminatory or conflicting tariffs and trade policies. Tariffs have and may continue to increase Neogen’s material input costs, and any further trade restrictions, retaliatory trade measures and additional tariffs could result in higher input costs to the combined company’s products. The combined company may not be able to fully mitigate the impact of these increased costs or pass price increases on to its customers. While tariffs and other trade measures imposed by other countries on U.S. goods have not yet had a significant impact on Neogen’s business or results of operations, it cannot predict further developments, and such existing or future tariffs could have a material adverse effect on the combined company’s results of operations, financial position and cash flows.
Changes in domestic and foreign governmental laws, regulations and policies, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect the combined company’s business, profitability and reputation.
Neogen’s and the combined company’s domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, tax policies and other similar programs). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and non-monetary penalties, as well as damage to Neogen’s reputation. In addition, Neogen cannot provide assurance that its costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed Neogen’s estimates. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect the combined company’s business, results of operations and reputation.
Neogen is, and the combined company will be, subject to taxation in a number of jurisdictions. Accordingly, its effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which the combined company will have significant operations could adversely impact its effective tax rate and impact its financial results.
The combined company’s tax returns will be subject to audit and taxing authorities could challenge the combined company’s operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, then Neogen’s business, results of operations, financial condition and cash flows may be adversely affected. In addition, changes in tax laws could have an adverse effect on Neogen’s customers, resulting in lower demand for Neogen’s products and services.

Failure to attract, retain and develop personnel, including for key management positions, could have an adverse impact on the combined company’s results of operations, financial condition and cash flows.
The combined company’s growth, profitability and effectiveness in conducting its operations and executing its strategic plans depend in part on its ability to attract, retain and develop qualified personnel, align them with appropriate opportunities for key management positions and support for strategic initiatives. Additionally, Neogen competes, and the combined company will continue to compete, with employers in various industries for sales, manufacturing, technical services or other personnel, and this competition to hire may increase and the availability of qualified personnel may be reduced. If the combined company is unsuccessful in its efforts to attract and retain qualified personnel, the combined company’s business, results of operations, financial condition, cash flows and competitive position could be adversely affected. Additionally, the combined company could miss opportunities for growth and efficiencies.
The inability to protect or obtain patent and other intellectual property rights could adversely affect the combined company’s revenue, operating profits and cash flows.
Neogen owns, and the combined company will own, patents, trademarks, licenses and other intellectual property related to its products and services, and Neogen continuously invests, and the combined company will continuously invest, in research and development that may result in innovations and intellectual property rights. Neogen employs, and the combined company will employ, various measures to develop, maintain and protect its innovations and intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent Neogen’s or the combined company’s intellectual property from being challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, particularly in countries where intellectual property rights are not highly developed or protected. Unauthorized use of Neogen’s or the combined company’s intellectual property rights and any potential litigation Neogen or the combined company may initiate or have initiated against it in respect of its respective intellectual property rights could adversely impact Neogen’s or the combined company’s competitive position and have a negative impact on Neogen’s or the combined company’s business, results of operations, financial condition and cash flows.
A deterioration in the combined company’s future expected profitability or cash flows could result in an impairment of its recorded goodwill and intangible assets.
Neogen has significant goodwill and intangible assets recorded on its consolidated balance sheet. The valuation and classification of these assets and the assignment of useful lives to intangible assets involve significant judgments and the use of estimates. Impairment testing of goodwill and intangible assets requires significant use of judgment and assumptions, particularly as it relates to the determination of fair market value. A decrease in the long-term economic outlook and future cash flows of the combined company’s business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill.
The combined company’s exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact its results of operations.
A portion of Neogen’s business is, and a portion of the combined company’s business will be, transacted and/or denominated in foreign currencies, and fluctuations in currency exchange rates could have a significant impact on Neogen’s results of operations, financial condition and cash flows, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Although the impact of foreign currency fluctuations on Neogen’s results of operations has historically not been material, significant changes in currency exchange rates, in particular the Australian Dollar, Mexican Peso, Chinese Yuan, Euro, British Pound Sterling and Brazilian Real and, to a lesser extent, the Indian Rupee, the Canadian Dollar, the Guatemalan Quetzal, the Argentine Peso, the Uruguayan Peso and the Chilean Peso could negatively affect Neogen’s results of operations. Additionally, the strengthening of the U.S. dollar potentially exposes Neogen and the combined company to competitive threats from lower cost producers in other countries and could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars for reporting purposes.
Natural disasters and unusual weather conditions could have an adverse impact on the combined company’s business.
The combined company’s business could be materially and adversely affected by natural disasters or severe weather conditions. Hurricanes, tropical storms, flash floods, blizzards, cold weather and other natural disasters or severe weather conditions could result in evacuation of personnel, loss of facilities, damage to equipment and facilities, interruption in manufacturing or transportation of products and materials and loss of productivity. For example, certain of the combined company’s products will be manufactured at a single facility, and disruptions in operations or damage to any such facilities could reduce the combined company’s ability to manufacture its products and satisfy customer demand. If the combined company’s customers are unable to operate or are required to reduce operations due to severe weather conditions, the combined company’s business could be adversely affected as a result of curtailed deliveries of its products and services.
The global coronavirus pandemic has led to periods of significant volatility in financial, commodities and other markets and the closing of facilities and could harm the business and results of operations for the combined company.
In December 2019, a coronavirus (COVID-19) was reported in China, and has since spread globally. In March 2020, the World Health Organization declared the coronavirus to be a pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the lasting impact of the coronavirus pandemic on the business of the combined company, and there is no guarantee that efforts by the combined company to address the adverse impacts of the coronavirus will be effective. The impact to date has included periods of significant volatility in financial, commodities and other markets. This volatility, if it continues, could have an adverse impact on the combined company’s business, financial condition and results of operations, including the combined company’s ability to execute its business strategies and initiatives in the expected timeframe. In particular, global markets for food and animal safety have been and may continue to be impacted by the coronavirus pandemic and/or other events beyond the control of the combined company could have a negative impact on the economies of jurisdictions in which Neogen and Garden SpinCo conduct, and the combined company will conduct, significant business.
In addition, the United States and other countries have implemented restrictions to address the pandemic, including disruptions or restrictions on Neogen’s and or the Food Safety Business’s employees’ ability to travel, and which could include temporary closures of Neogen’s or Garden SpinCo’s facilities or the facilities of their suppliers or customers. Any disruption of the combined company’s facilities, suppliers or customers would likely impact the combined company’s sales and operating results. Additional future impacts to us may include, but are not limited to, material adverse effects on the demand for our products and services, our supply chain and sales and distribution channels, our cost structure and profitability. The extent to which the coronavirus could impact the combined company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information concerning the severity of COVID-19 and the actions to contain the novel coronavirus or treat its impact, among others.
Climate change, or legal, regulatory or market measures to address climate change, may materially adversely affect the combined company’s financial condition and business operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to the combined company’s future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or floods. Such extreme weather conditions could pose physical risks to our facilities and disrupt operation of our supply chain and may impact operational costs. The impacts of climate change on global water resources may result in water scarcity, which could in the future impact the combined company’s ability to access sufficient quantities of water in certain locations and result in increased costs. Concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, the combined company may experience increased compliance burdens and costs to meet the regulatory obligations and may adversely affect raw material sourcing, manufacturing operations and the distribution of the combined company’s products.

Following the completion of the Transactions, the combined company will have a significantly greater amount of indebtedness than Neogen’s indebtedness prior to the Merger, which could adversely affect the combined company’s financial condition or decrease its business flexibility.
Upon completion of the Transactions, the combined company expects to become responsible for up to $1.0 billion of debt that has been or may be incurred by Garden SpinCo (i) in connection with the Debt Exchange, (ii) to finance the SpinCo Cash Payment and to otherwise fund the Transactions (including the purchase price under the Asset Purchase Agreement) and (iii) to pay fees and expenses related to the Transactions on the Closing Date. The combined company’s level of indebtedness could have important consequences, including but not limited to:
•
reducing the combined company’s flexibility to respond to changing business and economic conditions, and increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•
requiring the combined company to dedicate a substantial portion of its cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividends, share repurchases, acquisitions and investments and other general corporate purposes;

•
limiting the combined company’s flexibility in planning for, or reacting to, challenges and opportunities, and changes in the combined company’s businesses and the markets in which the combined company operates;

•
limiting the combined company’s ability to obtain additional financing to fund its working capital, capital expenditures, dividends, acquisitions and debt service requirements and other financing needs;

•
increasing the combined company’s vulnerability to increases in interest rates in general because a substantial portion of the combined company’s indebtedness is expected to bear interest at floating rates; and

•	placing the combined company at a competitive disadvantage to its competitors that have less debt.
The combined company’s ability to service its indebtedness will depend on its future operating performance and financial results, which will be subject, in part, to factors beyond its control, including interest rates and general economic, financial and business conditions. If the combined company does not have sufficient cash flow to service its indebtedness, it may need to refinance all or part of its indebtedness, borrow more money or sell securities or assets, some or all of which may not be available to the combined company at acceptable terms or at all. In addition, the combined company may need to incur additional indebtedness in the future. Although the terms of the combined company’s indebtedness are expected to allow the combined company to incur additional debt, this would be subject to certain limitations which may preclude the combined company from incurring the amount of indebtedness it otherwise desires.
Restrictions may be imposed by the combined company’s debt instruments, which limit the ability of the combined company to operate its business and to finance its future operations or capital needs or to engage in other business activities.
In connection with the Transactions, Garden SpinCo has entered into the Senior Secured Credit Agreement and issued the Notes in connection with the Permanent Financing as described in the section titled “Additional Agreements Related to the Separation and the Merger—Debt Financing Agreements.” The terms of these instruments restrict the combined company from engaging in specified types of transactions from and after the effective time of the Merger. For example, these covenants restrict the ability of the combined company and its restricted subsidiaries, among other things, to:
•	incur or guarantee additional indebtedness;
•	pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness, as applicable;
•	make investments, loans, advances and acquisitions;
•	engage in transactions with the combined company’s affiliates;
•	sell assets, including capital stock of subsidiaries;
•	consolidate or merge; and

•	create liens.
In addition, these debt instruments will contain certain financial maintenance covenants. The combined company’s ability to comply with these restrictions can be affected by events beyond its control, and the combined company may not be able to maintain compliance with them. A breach of any of these covenants would result in an event of default.
In the event of a default under any of the debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments to be immediately due and payable, or in the case of a revolving credit facility, terminate their commitments to lend additional money. If the indebtedness under any of the combined company’s debt instruments were to be accelerated, the combined company’s assets may not be sufficient to repay such indebtedness in full. If an event of default occurs under the combined company’s debt instruments, the lenders could exercise their rights under the related security documents, and an event of default may be triggered under other debt instruments. Any acceleration of amounts due under the combined company’s debt instruments or the substantial exercise by the lenders of their rights under the security documents would have a material adverse effect on Neogen and the combined company.
The financial projections included herein are based upon estimates and assumptions made at the time they were prepared. If these estimates or assumptions prove to be incorrect or inaccurate, the combined company’s actual operating results may differ materially from those forecasted for Neogen and the Food Safety Business.
The financial projections included in this prospectus under “The Transactions—Financial Projections” are subject to uncertainty and are based on estimates and assumptions developed by management of Neogen and 3M, respectively, any or all of which may prove to be incorrect or inaccurate. The financial projections were reasonably prepared in good faith on bases reflecting the best available estimates and judgments of management of the applicable company as to the future operating results of Neogen and the Food Safety Business at the time they were prepared. Although presented with numerical specificity, the financial projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the businesses of Neogen and the Food Safety Business, including other factors listed under “Risk Factors,” all of which are difficult to predict and many of which are outside the control of Neogen, 3M and Garden SpinCo. There can be no assurance that the assumptions underlying the financial projections will be realized. In addition, the financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. If these estimates or assumptions prove to be incorrect or inaccurate, the combined company’s actual operating results may differ materially from those forecasted for Neogen and the Food Safety Business.
Many of the assumptions reflected in the financial projections are subject to change and such financial projections do not reflect revised prospects for the businesses of Neogen or the Food Safety Business, changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. Neogen and 3M have not updated and do not intend to update or otherwise revise their respective financial projections. There can be no assurance that the results reflected in any of the financial projections for Neogen and the Food Safety Business will be realized or that actual results for the combined company will not materially vary from such financial projections.
Neogen cannot assure investors that it will make dividend payments in the future.
Dividend payments to Neogen shareholders following the Transactions will depend upon a number of factors, including the results of operation, cash flows and financial position of the combined company, contractual restrictions and other factors considered relevant by the Neogen board. Neogen has not historically paid dividends to its shareholders, and there is no assurance that Neogen will declare and pay, or have the ability to declare and pay, any dividends on Neogen common stock in the future. See “Market Price and Dividend Information—Neogen Dividend Policy.”
The combined company could incur operational difficulties or losses if 3M were unable to perform under the agreements entered into as part of the Separation.
In connection with the Closing, Neogen and Garden SpinCo will enter into several agreements with 3M or its subsidiaries, including among others, the Transition Services Agreement, the Transition Distribution Services

Agreement and the Transition Contract Manufacturing Agreement, which in general provide for the performance of certain services or obligations by 3M for the benefit of Neogen for a transitional period following the Separation. See “Additional Agreements Related to the Separation and the Merger—The Transition Arrangements.” If either party is unable to satisfy its obligations under such agreements in a timely manner or at all, or if the transitional agreements fail to provide for or cover certain services needed by Neogen and the Food Safety Business during the transitional period, there is limited recourse for Neogen, and the Food Safety Business could incur operational difficulties or losses or face liability that could have a material adverse effect on the business, financial condition and results of operations of the combined company. Since Neogen will rely on 3M for such services during the transitional period, any interruption, disruption or breach of 3M’s systems relating to such services, including information technology and information security systems, could have a material adverse effect on the business, financial condition and results of operations of the combined company.
Following the Transactions, Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business’s products.
In order for the Food Safety Business to sell its products, it must be able to produce and ship sufficient quantities to meet current demand. The Food Safety Business historically utilized 3M’s global manufacturing network. None of 3M’s manufacturing locations, other than the Bridgend, United Kingdom facility, will transfer in connection with the Transactions. Following the Closing, Neogen will rely for a period on 3M’s performance under the Transition Contract Manufacturing Agreement and Transition Distribution Services Agreement to manufacture and distribute most of the Food Safety Business’s products while Neogen establishes alternative manufacturing locations and transitions and integrates the Food Safety Business. Neogen currently anticipates that it will take up to four years and will cost Neogen up to approximately $80 million to establish alternative manufacturing locations as it integrates the Food Safety Business.
Deviations in 3M’s continued implementation of the Food Safety Business’s manufacturing processes, even if minor, could result in delays, inventory shortages, unanticipated costs, product recalls and/or product liability. In addition, a number of factors could impact 3M’s ability to perform such services, which may be outside of Neogen’s control or 3M’s control and may cause production delays or the inability to fulfill customer orders, including:
•	equipment malfunctions;
•	shortages of materials;
•	labor problems;
•	natural disasters;
•	cybersecurity issues and cyberattacks;
•	power outages;
•	export or import restrictions;
•	civil or political unrest;
•	terrorist activities; and
•	the outbreak or worsening of any highly contagious diseases or other health epidemics, such as coronavirus, at or near the Food Safety Business’s production sites.
The aforementioned interruptions could result in inventory shortages, product recalls, unanticipated costs or affect Neogen’s relationships with its customers, which may adversely affect the Food Safety Business’s results of operations. In addition, subject to certain exceptions, 3M’s liability under the Transition Arrangements is generally limited and subject to an aggregate cap of $100 million across such Transition Arrangements, so Neogen may not be able to recover any or all liabilities or costs resulting from such interruptions.
Moreover, the Transition Contract Manufacturing Agreement and Transition Distribution Services Agreement contain certain limitations on the products covered and locations serviced. As a result, the Food Safety Business’s manufacturing network may be unable to meet the demand for the Food Safety Business’s products or the Food Safety Business may have excess capacity if demand for its products changes.

If securities or industry analysts who cover Neogen, Neogen’s business or Neogen’s market publish a negative report or change their recommendations regarding Neogen’s stock adversely, Neogen’s stock price and trading volume could decline.
The trading market for Neogen common stock is influenced by the research and reports that industry or securities analysts publish about Neogen, Neogen’s business, Neogen’s market or Neogen’s competitors. If any of the analysts who cover Neogen or may cover Neogen in the future publish a negative report or change their recommendation regarding Neogen’s stock adversely, or provide more favorable relative recommendations about Neogen’s competitors, Neogen’s stock price could decline.
Certain shareholders could attempt to influence changes within Neogen, which could adversely affect Neogen’s operations, financial condition and the value of Neogen common stock.
Neogen’s shareholders may from time-to-time seek to acquire a controlling stake in Neogen, engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes. Campaigns by shareholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, and could disrupt Neogen’s operations and divert the attention of the Neogen board and senior management from the pursuit of Neogen’s business strategies. These actions could adversely affect Neogen’s operations, financial condition and the value of Neogen common stock.
Certain provisions contained in Neogen’s articles of incorporation and bylaws, as well as provisions of Michigan law, could deter or impair a takeover attempt.
Neogen’s articles of incorporation, bylaws and Michigan law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by the Neogen board. Neogen’s organizational documents include provisions:
•
authorizing blank check preferred stock, which could be issued by the Neogen board with voting, liquidation, dividend and other rights superior to Neogen common stock without approval of Neogen’s shareholders;

•	limiting the liability of, and providing indemnification to, Neogen’s directors and officers;
•	limiting the ability of Neogen’s shareholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;
•	requiring advance notice of shareholder proposals for business to be conducted at meetings of Neogen’s shareholders and for nominations of candidates for election to the Neogen board;
•	providing for a classified board with directors serving staggered 3-year terms; and
•	providing the Neogen board with the exclusive right to determine the number of directors on the Neogen board and the filling of any vacancies or newly created seats on the Neogen board.
These provisions, alone or together, could delay or deter hostile takeovers and changes in control of Neogen or changes in Neogen’s management.
As a Michigan corporation, Neogen is also subject to provisions of Michigan law, including Michigan’s fair price provision as described under “Description of Capital Stock of Neogen Before and After the Merger.” Any provision of Neogen’s articles of incorporation or bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for Neogen’s shareholders to receive a premium for their shares of Neogen common stock or impede other transactions that Neogen shareholders may consider favorable, and could also affect the price that some investors are willing to pay for Neogen common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including information incorporated by reference into this prospectus, includes “forward-looking statements”, including statements regarding the proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed Transactions, the ability of the parties to complete the proposed Transactions, the expected benefits of the proposed Transactions, including future financial and operating results and strategic benefits, the tax consequences of the proposed Transactions, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.
Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:
•
that one or more conditions to closing the Transactions (including the Exchange Offer ) may not be satisfied or waived on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval of or any tax ruling required for the consummation of the proposed Transactions, or that the required approvals of Neogen shareholders may not be obtained;

•	the risk that the proposed Transactions may not be completed on the terms or in the time frame expected by the parties, or at all;
•	unexpected costs, charges or expenses resulting from the proposed Transactions;
•	uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions;
•	risks related to disruption of management time from ongoing business operations due to the proposed Transactions;
•
failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay or failure in completing the proposed Transactions or integrating the businesses of Neogen and the Food Safety Business;

•	the ability of the combined company to implement its business strategy;
•	difficulties and delays in the combined company achieving revenue and cost synergies;
•	the occurrence of any event that could give rise to termination of the proposed Transactions;
•
the risk that stockholder litigation in connection with the proposed Transactions or other settlements or investigations may affect the timing or occurrence of the proposed Transactions or result in significant costs of defense, indemnification and liability;

•	evolving legal, regulatory and tax regimes;
•	changes in general economic and/or industry specific conditions;
•	actions by third parties, including governmental authorities;
•
other risk factors detailed from time to time in Neogen’s and 3M’s reports filed with the SEC, including Neogen’s and 3M’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this prospectus may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of 3M’s, Garden SpinCo’s and Neogen’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this prospectus entitled “Risk Factors.” As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. None of 3M, Garden SpinCo or Neogen undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

NON-GAAP FINANCIAL MEASURES
This prospectus includes certain financial information of Neogen and the Food Safety Business that differs from what is reported in accordance with GAAP. These non-GAAP financial measures consist of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, free cash flow conversion, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted EBITDA margin and pro forma net debt. These non-GAAP financial measures are included in this prospectus because management of Neogen and the Food Safety Business, respectively, believe that they provide investors with additional useful information to measure the performance or liquidity of Neogen and the Food Safety Business, and because these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties as common performance measures to compare results or liquidity or estimate valuations across companies in Neogen’s and the Food Safety Business’s industries. In particular:
•
Management of Neogen and the Food Safety Business, as applicable, define EBITDA, (i) in the case of Neogen, as net income before interest, income taxes, and depreciation and amortization and (ii) in the case of the Food Safety Business, as net income before interest expense, income taxes, and depreciation and amortization. Management of Neogen and the Food Safety Business present EBITDA as a performance measure because it may allow for a comparison of results across periods and results across companies in the industries in which Neogen and the Food Safety Business operate on a consistent basis, by removing the effects on operating performance of (a) capital structure (such as the varying levels of interest expense and interest income), (b) asset base and capital investment cycle (such as depreciation and amortization) and (c) items largely outside the control of management (such as income taxes). EBITDA also forms the basis for the measurement of Adjusted EBITDA (discussed below).

•
Management of Neogen and the Food Safety Business, as applicable, define Adjusted EBITDA as a performance measure, (i) in the case of Neogen, as EBITDA, adjusted for stock-based compensation and certain transaction fees and expenses and (ii) in the case of the Food Safety Business, as EBITDA, adjusted for stock-based compensation. Management of Neogen and the Food Safety Business present Adjusted EBITDA because it provides an understanding of underlying business performance by excluding the following:

•
Stock-based compensation. Management of Neogen and the Food Safety Business believe it is useful to exclude stock-based compensation in order to better understand the long-term performance of the respective core businesses and to facilitate comparison with the results of peer companies.

•	Certain transaction fees and expenses. Neogen excludes fees and expenses related to certain transactions because they are outside of Neogen’s underlying core performance.
In addition, Adjusted EBITDA (and measures derived therefrom) will form the basis for calculations to determine the combined company’s compliance with certain covenants in the Permanent Financing.
•
Management of Neogen and the Food Safety Business, as applicable, define Adjusted EBITDA margin, (i) in the case of Neogen, as Adjusted EBITDA as a percentage of total revenues and (ii) in the case of the Food Safety Business, Adjusted EBITDA as a percentage of net sales. Management of Neogen and the Food Safety Business present Adjusted EBITDA margin as a performance measure to analyze the level of Adjusted EBITDA generated from total revenue and net sales, respectively.

•
Management of Neogen and the Food Safety Business, as applicable, define free cash flow as (i) in the case of Neogen, net cash from operating activities less purchase of property, equipment and other non-current intangible assets and (ii) in the case of the Food Safety Business, net cash provided by operating activities less purchases of property, plant and equipment. Management of Neogen and the Food Safety Business believe that free cash flow provides supplemental information to assist management and investors in analyzing Neogen’s and the Food Safety Business’s, and, going forward, the combined company’s ability to generate liquidity from its operating activities to fund discretionary capital expenditures and service debt.

•	Management of Neogen and the Food Safety Business, each, as applicable, define free cash flow conversion as (i) in the case of Neogen, free cash flow as a percentage of net cash from operating activities and (ii) in the case of the Food Safety Business, free cash flow as a percentage of net cash provided by operating activities. Management of Neogen and the Food Safety Business present free cash flow conversion as a liquidity measure to analyze the level of free cash flow generated from net cash from operating activities.
•	Management of Neogen defines Pro Forma EBITDA as pro forma net income before pro forma interest, income taxes, and depreciation and amortization.
•	Management of Neogen defines Pro Forma Adjusted EBITDA as Pro Forma EBITDA, adjusted for pro forma stock-based compensation and certain pro forma transaction fees and expenses.
•	Management of Neogen defines Pro Forma Adjusted EBITDA margin as Pro Forma Adjusted EBITDA as a percentage of pro forma total revenues.
•
Management of Neogen defines pro forma net debt as pro forma long-term debt less pro forma cash and cash equivalents and marketable securities. Pro forma net debt (and measures derived therefrom) will form the basis for calculations to determine the combined company’s compliance with certain covenants in the Permanent Financing.

For an explanation and reconciliation of certain of these non-GAAP financial measures to the most directly comparable GAAP measure, see “Summary—Summary Historical and Pro Forma Financial Information.”
These non-GAAP financial measures are presented for informational purposes only. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, free cash flow conversion, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted EBITDA margin and pro forma net debt are not recognized terms under GAAP and should not be considered in isolation or as a substitute for, or superior to, net income (loss), operating income, cash flow from operating activities or other measures of financial performance or with respect to free cash flow and free cash flow conversion, liquidity derived in accordance with GAAP or any other generally accepted accounting principles. This information does not purport to represent the results Neogen or the Food Safety Business would have achieved had any of the transactions for which an adjustment is made occurred at the beginning of the periods presented or as of the dates indicated. This information is inherently subject to risks and uncertainties. It may not give an accurate or complete picture of Neogen’s or the Food Safety Business’s financial condition or results of operations for the periods presented and should not be relied upon when making an investment decision.
The use of the terms EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, free cash flow, free cash flow conversion, Pro Forma EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Adjusted EBITDA margin and pro forma net debt may not be comparable to similarly titled measures used by other companies or persons due to potential differences in the method of calculation. Additionally, the non-GAAP financial measures of Neogen and the Food Safety Business may not be directly comparable to each other, as each company defines certain of these measures differently from each other as further explained above, or to future non-GAAP financial measures that may be used by the combined company.
These non-GAAP financial measures have limitations as analytical tools. For example, for EBITDA-based metrics:
•	they do not reflect changes in, or cash requirements for, Neogen’s or the Food Safety Business’s working capital needs;
•	they do not reflect Neogen’s or the Food Safety Business’s interest expense or cash requirements necessary to service interest or principal payments on their respective indebtedness;
•	they do not reflect Neogen’s or the Food Safety Business’s tax expense or the cash requirements to pay their respective taxes;
•	they do not reflect the historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	they do not reflect the effect on earnings or changes resulting from matters Neogen and/or the Food Safety Business consider not to be indicative of their respective future operations;

•	they do not reflect any cash requirements for future replacements of assets that are being depreciated and amortized; and
•	they may be calculated differently from other companies in Neogen’s and the Food Safety Business’s industry limiting their usefulness as comparative measures.
For example, for free cash flow-based metrics:
•	the definition of free cash flow is limited and does not represent residual cash flows available for discretionary expenditures; and
•	the measure of free cash flow does not take into consideration mandatory principal payments on the combined company’s long-term debt (such as the Term Loan Facility).
You should compensate for these limitations by relying primarily on the financial statements of Neogen and the Food Safety Business that are included or incorporated by reference into this prospectus, and using these non-GAAP financial measures only as a supplement to evaluate the respective performance of Neogen and the Food Safety Business.
In addition, this prospectus contains certain unaudited financial information under the heading “Twelve Months Ended February 28, 2022” or “Twelve Months Ended March 31, 2022,” calculated (i) in the case of Neogen, for the twelve months ended February 28, 2022, by adding the relevant financial information for the nine months ended February 28, 2022 to the relevant financial information for the year ended May 31, 2021, and subtracting the relevant financial information for the nine months ended February 28, 2021 and (ii) in the case of the Food Safety Business, for the twelve months ended March 31, 2022, by adding the relevant financial information for the three months ended March 31, 2022 to the relevant financial information for the year ended December 31, 2021, and subtracting the relevant financial information for the three months ended March 31, 2021. As Neogen’s financial year ends on May 31, and the Food Safety Business’s financial year ends on December 31, the presentation of this information is not made in accordance with GAAP. These results are for illustrative purposes only. We present this data as it is the basis for certain ratios and as adjusted financial information included in this prospectus that we believe is useful as supplemental measures for stockholders in assessing the impact of the Transactions and was provided to investors in connection with the Notes offering. This data is not indicative of the results that may be expected for any fiscal year end, and should not be used as the basis for, or prediction of, an annualized calculation.

EXCHANGE OFFER
Terms of This Exchange Offer
General
3M is offering to exchange all shares of Garden SpinCo common stock that are owned by 3M for shares of 3M common stock, at an exchange ratio to be calculated in the manner described below, on the terms and subject to the conditions and limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this prospectus forms a part, that are validly tendered and not properly withdrawn before 11:59 p.m., New York City time, on August 31, 2022, unless this Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on August 31, 2022 or any later date to which this Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of 3M common stock.
3M currently expects that approximately 108.3 million shares of Garden SpinCo common stock will be available in this Exchange Offer. The number of shares of 3M common stock that will be accepted for exchange if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of Garden SpinCo common stock offered and the number of shares of 3M common stock tendered.
3M’s obligation to complete this Exchange Offer is subject to important conditions that are described in “—Conditions to Consummation of this Exchange Offer.”
For each share of 3M common stock that you validly tender in this Exchange Offer and do not properly withdraw and that is accepted for exchange, you will receive a number of shares of Garden SpinCo common stock at a 7% discount to the per-share value of Neogen common stock, calculated as set forth below, subject to an upper limit of 7.3515 shares of Garden SpinCo common stock per share of 3M common stock. Stated another way, subject to the upper limit described below, for each $100 of your 3M common stock accepted for exchange in this Exchange Offer, you will receive approximately $107.53 of Garden SpinCo common stock.
The final calculated per-share value and per-share value, as applicable, will be equal to:
1.
with respect to 3M common stock, the simple arithmetic average of the daily VWAP of 3M common stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “MMM UN<Equity> AQR.”

2.
with respect to Garden SpinCo common stock, the simple arithmetic average of the daily VWAP of Neogen common stock on Nasdaq for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “NEOG UW<Equity> AQR.”

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. 3M will determine such calculations of the per-share value of 3M common stock and the per-share value of Garden SpinCo common stock, and such determination will be final.
If the upper limit on the number of shares of Garden SpinCo common stock that can be received for each share of 3M common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the limit.
Upper Limit
The number of shares of Garden SpinCo common stock you can receive in this Exchange Offer is subject to an upper limit of 7.3515 shares of Garden SpinCo common stock for each share of 3M common stock accepted for exchange in this Exchange Offer. If the upper limit is in effect, a stockholder will receive less (and could receive much less) than $107.53 of Garden SpinCo common stock for each $100 of 3M common stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted for exchange in this Exchange Offer. This upper limit was calculated based on a 12% discount for shares of Garden SpinCo common stock based on the closing price of 3M common stock on the NYSE and Neogen common stock on the Nasdaq, in each case on August 3, 2022, the trading day immediately preceding the commencement of the Exchange Offer.

3M set this limit to ensure that an unusual or unexpected drop in the trading price of Neogen common stock, relative to the trading price of 3M common stock, would not result in an unduly high number of shares of Garden SpinCo common stock being exchanged for each share of 3M common stock accepted for exchange in this Exchange Offer.
Pricing Mechanism
The terms of this Exchange Offer are designed to result in your receiving $107.53 of Garden SpinCo common stock for each $100 of your 3M common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer based on the calculated per-share values described above. This Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of Garden SpinCo common stock exchanged for each $100 of 3M common stock being valued higher than approximately $107.53. Regardless of the final exchange ratio, the terms of this Exchange Offer would always result in your receiving approximately $107.53 of Garden SpinCo common stock for each $100 of your 3M common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer, so long as the upper limit is not in effect, and based on the calculated per-share values described above. See the table on page 76 for purposes of illustration.
Subject to the upper limit described above, for each $100 of your 3M common stock accepted for exchange in this Exchange Offer, you will receive approximately $107.53 of Garden SpinCo common stock. The following formula will be used to calculate the number of shares of Garden SpinCo common stock you will receive for your shares of 3M common stock accepted for exchange in this Exchange Offer:
Number of shares of Garden SpinCo common stock	=	Number of shares of 3M common stock tendered and accepted for exchange, multiplied by the lesser of:	(a) 7.3515 (the upper limit)	and	(b) 100% of the calculated per-share value of 3M common stock divided by 93% of the calculated per-share value of Garden SpinCo common stock (calculated as described below)
The calculated per-share value of a share of 3M common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of 3M common stock on the NYSE on each of the valuation dates. The calculated per-share value of a share of Garden SpinCo common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Neogen common stock on the Nasdaq on each of the valuation dates.
To help illustrate the way this calculation works, below are two examples:
Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $128.5508 per share of 3M common stock and $24.5457 per share of Neogen common stock, you would receive 5.6314 ($128.5508 divided by 93% of $24.5457) shares of Garden SpinCo common stock for each share of your 3M common stock accepted for exchange in this Exchange Offer. In this example, the upper limit of 7.3515 shares of Garden SpinCo common stock for each share of 3M common stock would not apply.
Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $142.8342 per share of 3M common stock and $20.0829 per share of Neogen common stock, the upper limit would apply, and you would only receive 7.3515 shares of Garden SpinCo common stock for each share of your 3M common stock accepted for exchange in this Exchange Offer, because the upper limit is less than 7.6476 ($142.8342 divided by 93% of $20.0829) shares of Garden SpinCo common stock for each share of 3M common stock.
Indicative Per-Share Values
Indicative exchange ratios, calculated per-share values of 3M common stock and calculated per-share values of Garden SpinCo common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at www.3mneogenexchange.com that provides indicative exchange ratios, calculated per-share values of 3M common stock and calculated per-share values of Garden SpinCo common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) 3M common stock, which will equal the simple arithmetic average of the daily VWAP of 3M common stock, as calculated by 3M, on each of the three most recent prior full trading days and (ii) Garden SpinCo common stock, which will equal the simple arithmetic average of the daily VWAP of Neogen common stock, as calculated by 3M, on each of the three most recent prior full trading days.
On the first two Valuation Dates, when the values of 3M common stock and Garden SpinCo common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of 3M common stock and the indicative calculated per-share values of Garden SpinCo common stock, as calculated by 3M, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day immediately preceding the expiration date of this exchange offer.
Final Exchange Ratio
The final exchange ratio that shows the number of shares of Garden SpinCo common stock that you will receive for each share of your 3M common stock accepted for exchange in this Exchange Offer will be available at www.3mneogenexchange.com and announced by press release by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date (that is, on August 29, 2022, unless this Exchange Offer is extended or terminated).
After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.
Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.
If 3M common stock or Neogen common stock does not trade on any of the Valuation Dates, the calculated per-share value of 3M common stock and the calculated per-share value of Garden SpinCo common stock will be determined using the daily VWAP of 3M common stock and Neogen common stock on the preceding full trading day or days, as the case may be, on which both 3M common stock and Neogen common stock did trade.
Since the final exchange ratio will be announced by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer, you will be able to tender or withdraw your shares of 3M common stock after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Garden SpinCo common stock that you would receive per share of your 3M common stock accepted for exchange in this Exchange Offer, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of 3M common stock and Neogen common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of 3M common stock, the indicative calculated per-share value of Garden SpinCo common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq, respectively, on August 3, 2022, based on the daily VWAPs of 3M common stock and Neogen common stock on August 1, 2022, August 2, 2022 and August 3, 2022. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of 3M common stock and the calculated per-share value of Garden SpinCo common stock based on changes relative to the values of August 3, 2022.
3M Common Stock	Neogen Common Stock	Calculated Per- Share Value of 3M Common Stock(A)	Calculated Per- Share Value of Garden SpinCo Common Stock (Before the 7% Discount)(B)	Shares of Garden SpinCo Common Stock To Be Received Per Share of 3M Common Stock Tendered and Accepted for Exchange (the Exchange Ratio)(C)	Calculated Value Ratio(D)
As of August 3, 2022	As of August 3, 2022	$142.8342	$22.3143	6.8828	1.075
Down 10%	Up 10%	$128.5508	$24.5457	5.6314	1.075
Down 10%	Unchanged	$128.5508	$22.3143	5.1945	1.075
Down 10%	Down 10%	$128.5508	$20.0829	6.8828	1.075
Unchanged	Up 10%	$142.8342	$24.5457	6.2571	1.075
Unchanged	Down 10%(1)(2)	$142.8342	$20.0829	7.3515	1.034
Up 10%	Up 10%	$157.1176	$24.5457	6.8828	1.075
Up 10%	Unchanged(1)(3)	$157.1176	$22.3143	7.3515	1.044
Up 10%	Down 10%(1)(4)	$157.1176	$20.0829	7.3515	0.940
(A)
As of August 3, 2022, the calculated per-share value of 3M common stock equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($143.1895, $142.1134 and $143.1997).

(B)
As of August 3, 2022, the calculated per-share value of Garden SpinCo common stock equals the simple arithmetic average of daily Neogen VWAPs on each of the three most recent prior trading dates ($22.6622, $22.1371 and $22.1436).

(C)	Equal to (i) the amount calculated as [A / (B*(1-7%))] or (ii) the upper limit, whichever is less.
(D)
The calculated value ratio equals (i) the calculated per-share value of Garden SpinCo common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of 3M common stock (A), rounded to three decimal places.

(1)
In this scenario, 3M would announce that the upper limit on the number of shares of Garden SpinCo common stock that can be received for each share of 3M common stock tendered is in effect no later than 11:59 p.m., New York City time, on the second trading day prior to the expiration date, and that the exchange ratio will be fixed at the upper limit.

(2)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 7.6476 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer.

(3)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 7.5711 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer.

(4)
In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 8.4123 shares of Garden SpinCo common stock per share of 3M common stock validly tendered and accepted in this Exchange Offer. In this scenario, tendering 3M stockholders would receive less than $100 in value of Garden SpinCo common stock for each $100 in value of 3M common stock.

For example, if the calculated per-share value of 3M common stock was $154.23 (the highest closing price for 3M common stock on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of Garden SpinCo common stock was $21.52 (the lowest closing price for Neogen common stock on Nasdaq during that three-month period), the value of Garden SpinCo common stock, based on the Neogen common stock price, received for shares of 3M common stock accepted for exchange in this Exchange Offer would be approximately $102.58 for each $100 of 3M common stock accepted for exchange in this Exchange Offer.
If the trading price of 3M common stock were to increase during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of 3M common stock used to calculate the exchange ratio would likely be lower than the closing price of 3M common stock on the expiration date of this

Exchange Offer. As a result, you would receive fewer shares of Garden SpinCo common stock and, therefore, effectively fewer shares of Neogen common stock, for each $100 of 3M common stock than you would have received if that per-share value were calculated on the basis of the closing price of 3M common stock on the expiration date of this Exchange Offer. Similarly, if the trading price of Neogen common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of Garden SpinCo common stock used to calculate the exchange ratio would likely be higher than the closing price of Neogen common stock on the expiration date of this Exchange Offer. This could also result in your receiving fewer shares of Garden SpinCo common stock and, therefore, effectively fewer shares of Neogen common stock, for each $100 of your 3M common stock than you would have received if that per-share value were calculated on the basis of the closing price of Neogen common stock on the expiration date of this Exchange Offer.
The number of shares of 3M common stock that may be accepted for exchange in this Exchange Offer may be subject to proration. Depending on the number of shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer and the final exchange ratio, determined as described above, 3M may have to limit the number of shares of 3M common stock that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock.”
This prospectus and related documents are being sent to persons who directly held shares of 3M common stock on August 4, 2022 and brokers, banks and similar persons whose names or the names of whose nominees appear on 3M’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of 3M common stock.
Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock
If, upon the expiration of this Exchange Offer, 3M stockholders have validly tendered and not properly withdrawn more shares of 3M common stock than 3M is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Garden SpinCo common stock owned by 3M), 3M will accept for exchange the 3M common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of 3M common stock to be accepted for exchange bears to the total number of shares of 3M common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of 3M common stock), and subject to any adjustment necessary to ensure the exchange of all shares of Garden SpinCo common stock being offered by 3M in this Exchange Offer, except for tenders of odd lots, as described below.
Except as otherwise provided in this section, beneficial holders (other than participants in any of the 3M Savings Plans) of fewer than 100 shares of 3M common stock who validly tender all of their shares will not be subject to proration if this Exchange Offer is oversubscribed. Beneficial holders of 100 or more shares of 3M common stock are not eligible for this preference.
Any beneficial holder (other than participants in any of the 3M Savings Plans) of fewer than 100 shares of 3M common stock who wishes to tender all of such beneficial holder’s shares of 3M common stock in this Exchange Offer must complete the section entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.
3M will announce the preliminary proration factor for this Exchange Offer at www.3mneogenexchange.com and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of 3M common stock validly tendered for exchange, 3M will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.
Any shares of 3M common stock not accepted for exchange in this Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for this Exchange Offer is determined.
For purposes of this Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares
Fractional shares of Garden SpinCo common stock will be issued in the Distribution. Garden SpinCo common stock (including any fractional shares) will be held by the Distribution Exchange Agent for the benefit of 3M stockholders whose shares of 3M common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the Clean-Up Spin-Off. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Garden SpinCo, whereby Garden SpinCo will continue as the surviving corporation and become a wholly owned subsidiary of Neogen. Each share of Garden SpinCo common stock outstanding immediately prior to the effective time of the Merger (except for the Merger Excluded Shares will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, such that immediately following the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding Neogen common stock. No fractional shares of Neogen common stock will be issued to Garden SpinCo stockholders in connection with the Merger. Instead, Garden SpinCo stockholders who would otherwise be entitled to receive a fractional share of Neogen common stock (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) will receive cash in lieu of such fractional share. The Merger Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Garden SpinCo stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Exchange Agent will make the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), available, without interest, to Garden SpinCo stockholders that would otherwise have been entitled to a fractional share of Neogen common stock, on a pro rata basis based on such stockholders’ respective fractional interests.
Exchange of Shares of 3M Common Stock
Upon the terms and subject to the conditions of this Exchange Offer (including, if this Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), 3M will accept for exchange and will exchange, for shares of Garden SpinCo common stock owned by 3M, the 3M common stock validly tendered, and not properly withdrawn, prior to the expiration of this Exchange Offer, promptly after the expiration date.
The exchange of 3M common stock tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Distribution Exchange Agent of (a) (i) certificates representing all physically tendered shares of 3M common stock, or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of 3M common stock in the Distribution Exchange Agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in “—Procedures for Tendering,” (b) the letter of transmittal for shares of 3M common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.
For purposes of this Exchange Offer, 3M will be deemed to have accepted for exchange, and thereby exchanged, shares of 3M common stock validly tendered and not properly withdrawn if and when 3M notifies the Distribution Exchange Agent of its acceptance of the tenders of those shares of 3M common stock pursuant to this Exchange Offer.
Upon the consummation of this Exchange Offer, 3M will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of Garden SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold those shares of Garden SpinCo common stock as agent for the holders of shares of 3M common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer and (b) in the case of a the Clean-Up Spin-Off, if any, all of the shares of Garden SpinCo common stock being distributed in the Clean-Up Spin-Off to 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer (as described in “—Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer”), with instructions to hold those shares of Garden SpinCo common stock as agent for such 3M stockholders. Prior to the effective time of the Merger, Neogen will deposit with the Merger Exchange Agent for the benefit of persons who received shares of Garden SpinCo common stock in this Exchange Offer (or in the Clean-Up Spin-Off, if applicable) evidence in book-entry form representing the shares of Neogen common stock issuable in the Merger.
Upon surrender of the documents required by the Distribution Exchange Agent, duly executed, each former Garden SpinCo stockholder will receive from the Merger Exchange Agent in exchange therefor shares of Neogen common stock based on the Exchange Ratio and, if applicable, cash in lieu of any fractional shares of Neogen common stock to which they would have otherwise been entitled, in accordance with the Merger Agreement. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.
If 3M does not accept for exchange any tendered shares of 3M common stock for any reason pursuant to the terms and conditions of this Exchange Offer, the Distribution Exchange Agent (a) in the case of shares of 3M common stock held in certificated form, will return certificates representing such shares without expense to the tendering stockholder and (b) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedures for Tendering,” such shares will be credited to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this Exchange Offer.
Procedures for Tendering
Shares Held in Certificated Form/Book-Entry DRS
If you hold certificates representing shares of 3M common stock, you must deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing shares of 3M common stock, you must also deliver to the Distribution Exchange Agent the certificates representing the shares of 3M common stock tendered. The Distribution Exchange Agent’s address is listed on the letter of transmittal. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Distribution Exchange Agent.
Shares Held Through a Bank, Broker or Other Nominee
If you hold shares of 3M common stock through a bank, broker or other nominee and wish to tender your shares of 3M common stock in this Exchange Offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your 3M common stock. If that institution holds shares of 3M common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the Distribution Exchange Agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the Distribution Exchange Agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your 3M common stock. A tender by book-entry transfer will be completed upon receipt by the Distribution Exchange Agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.
The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the Distribution Exchange Agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of 3M common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that 3M may enforce that agreement against the participant.
The Distribution Exchange Agent will establish an account with respect to the shares of 3M common stock at The Depository Trust Company for purposes of this Exchange Offer, and any U.S. eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of shares of 3M common stock by causing The Depository Trust Company to transfer such shares into the Distribution Exchange Agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Distribution Exchange Agent.

Shares Held in Any of the 3M Savings Plans
If applicable, participants in the 3M Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator or other plan fiduciary. Under the rules of each 3M Savings Plan, participants or the investment fiduciary of the 3M stock fund under such plan shall direct the trustee of such plan that all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock represented by units in the 3M stock fund in the 3M Savings Plans be exchanged.
General Instructions
Do not send letters of transmittal and certificates representing 3M common stock to 3M, Neogen, Garden SpinCo or the information agent. Letters of transmittal for 3M common stock and certificates representing 3M common stock should be sent to the Distribution Exchange Agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by 3M.
Whether you tender your 3M common stock by delivery of certificates or through your broker, the Distribution Exchange Agent must receive the letter of transmittal for 3M common stock and the certificates representing your 3M common stock, if applicable, at the address set forth on the back cover of this prospectus prior to the expiration of this Exchange Offer. Alternatively, in case of a book-entry transfer of 3M common stock through The Depository Trust Company, the Distribution Exchange Agent must receive the agent’s message and a book-entry confirmation prior to the expiration of this Exchange Offer.
Letters of transmittal for 3M common stock and certificates representing 3M common stock must be received by the Distribution Exchange Agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your 3M common stock.
Signature Guarantees
Signatures on all letters of transmittal for 3M common stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (we refer to each of the foregoing as a U.S. eligible institution), except in cases in which shares of 3M common stock are tendered for the account of a U.S. eligible institution.
If the certificates representing shares of 3M common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by a U.S. eligible institution.
Guaranteed Delivery Procedures
If you wish to tender shares of 3M common stock pursuant to this Exchange Offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the Distribution Exchange Agent before the expiration of this Exchange Offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your 3M common stock, so long as all of the following conditions are satisfied:
•	you must make your tender by or through a U.S. eligible institution;
•
before the expiration of this Exchange Offer, the Distribution Exchange Agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by 3M, in the manner provided below; and

•
no later than 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the Distribution Exchange Agent must receive: (i) (A) certificates representing all physically tendered shares of 3M common stock and (B) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of 3M common stock in the Distribution Exchange Agent’s account at The Depository Trust Company, (ii) a letter of transmittal for shares of 3M common stock properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message and (iii) any other required documents.
Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of 3M common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the Distribution Exchange Agent. If you hold 3M common stock through a bank, broker or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.
Effect of Tenders
A tender of shares of 3M common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Exchange Offer as well as your representation and warranty to 3M that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of 3M common stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, 3M will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (3) you have a “net long position” in 3M common stock or equivalent securities at least equal to the shares of 3M common stock being tendered, within the meaning of Rule 14e-4 under the Exchange Act, and such tender of shares complies with Rule 14e-4 under the Exchange Act.
It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of 3M common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of 3M common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of 3M common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.
The exchange of 3M common stock validly tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Distribution Exchange Agent of (a) (i) certificates representing all physically tendered shares of 3M common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of 3M common stock in the Distribution Exchange Agent’s account at The Depository Trust Company, (b) the letter of transmittal for shares of 3M common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.
Appointment of Attorneys-in-Fact and Proxies
By executing a letter of transmittal as set forth above, you irrevocably appoint 3M’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of 3M common stock tendered and accepted for exchange by 3M and with respect to any and all other 3M common stock and other securities issued or issuable in respect of the 3M common stock on or after the expiration of this Exchange Offer. That appointment is effective when and only to the extent that 3M deposits the shares of Garden SpinCo common stock for the shares of 3M common stock that you have tendered with the Distribution Exchange Agent. All such proxies will be considered coupled with an interest in the tendered shares of 3M common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). 3M’s designees will, with respect to the shares of 3M common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. 3M reserves the right to require that, in order for shares of 3M common stock to be deemed validly tendered, immediately upon 3M’s acceptance for exchange of those shares of 3M common stock, 3M must be able to exercise full voting rights with respect to such shares.

Determination of Validity
3M will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of 3M common stock, in 3M’s sole discretion, and its determination will be final and binding. 3M reserves the absolute right to reject any and all tenders of 3M common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. In the event a stockholder disagrees with such determination, he or she may seek to challenge such determination in a court of competent jurisdiction. 3M also reserves the absolute right to waive any of the conditions of this Exchange Offer, or any defect or irregularity in the tender of any shares of 3M common stock. No tender of shares of 3M common stock is valid until all defects and irregularities in tenders of shares of 3M common stock have been cured or waived. Neither 3M nor the Merger Exchange Agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of 3M common stock or will incur any liability for failure to give any such notification. 3M’s interpretation of the terms and conditions of this Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding. Notwithstanding the foregoing, 3M stockholders may challenge any such determination in a court of competent jurisdiction.
Binding Agreement
The tender of 3M common stock pursuant to any of the procedures described above, together with 3M’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between 3M and you upon the terms of, and subject to the conditions to, this Exchange Offer.
The method of delivery of share certificates of 3M common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the Distribution Exchange Agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.
Partial Tenders
If you tender fewer than all the shares of 3M common stock evidenced by any share certificate you deliver to the Distribution Exchange Agent, then you will need to fill in the number of shares that you are tendering in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration of this Exchange Offer, the Distribution Exchange Agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by 3M’s transfer agent. Unless you indicate otherwise in your letter of transmittal, all of the shares of 3M common stock represented by share certificates you deliver to the Distribution Exchange Agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the Distribution Exchange Agent that were previously in certificated form, except for share certificates representing shares not accepted for exchange in this Exchange Offer.
Treatment of Shares of 3M Common Stock Held Under a 3M 401(k) Savings Plan
Shares of 3M common stock represented by units in the 3M stock fund held for the account of participants in the 3M Savings Plans are eligible for participation in this Exchange Offer. As applicable Uunder the rules of each 3M Savings Plan, participants or the investment fiduciary of the 3M stock fund under such plan shall direct the trustee of such plan that all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock represented by units in the 3M stock fund in the 3M Savings Plans be exchanged.
Lost, Stolen or Destroyed Certificates
If your certificate(s) representing shares of 3M common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you may request assistance with the replacement of the certificate(s) by calling Equiniti Trust Company at 1-800-401-1952. You may also need to complete an affidavit of lost, stolen or destroyed certificate(s) that you may request by calling Equiniti Trust Company at 1-800-401-1952, post a surety bond for your lost, stolen or destroyed shares of 3M common stock and pay a service fee. Upon completion of the requirements for replacement of your certificate(s) and upon receipt of the completed applicable letter of transmittal your shares of 3M common stock will be considered tendered in this Exchange Offer.

Withdrawal Rights
Shares of 3M common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before the expiration of this Exchange Offer and unless 3M has previously accepted such shares for exchange pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once 3M accepts 3M common stock for exchange pursuant to this Exchange Offer, your tender is irrevocable.
For a withdrawal of shares of 3M common stock to be effective, the Distribution Exchange Agent must receive from you a written notice of withdrawal, in the form made available to you, at one of its addresses or the facsimile number set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of 3M common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.
If certificates have been delivered or otherwise identified to the Distribution Exchange Agent, the name of the registered holder and the certificate numbers of the particular certificates evidencing the shares of 3M common stock must also be furnished to the Distribution Exchange Agent, as stated above, prior to the physical release of the certificates. If shares of 3M common stock have been tendered pursuant to the procedures for book-entry tender discussed in “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.
3M will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding, subject to the rights of the tendering stockholders to challenge 3M’s determination in a court of competent jurisdiction. Neither 3M nor the Merger Exchange Agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.
Any shares of 3M common stock properly withdrawn will be deemed not to have been validly tendered for purposes of this Exchange Offer. However, you may re-tender withdrawn shares of 3M common stock by following one of the procedures discussed in “—Procedures for Tendering” at any time prior to the expiration of this Exchange Offer (or pursuant to the instructions sent to you separately).
If you hold shares of 3M common stock represented by units in the 3M stock fund through the 3M Savings Plans, you or the investment fiduciary of the 3M stock fund under such plan, as applicable under the rules of each plan, shall direct the trustee of such plan that all, some or none (or all or none in the case of participant directions) of the shares of 3M common stock represented by units in the 3M stock fund held in your 3M Savings Plan account be exchanged.Except for the withdrawal rights described above, any tender made under this Exchange Offer is irrevocable.
Book-Entry Accounts
Certificates representing shares of Garden SpinCo common stock will not be issued to tendering holders of shares of 3M common stock pursuant to this Exchange Offer. Rather than issuing certificates representing such shares of Garden SpinCo common stock to tendering holders of shares of 3M common stock, the Distribution Exchange Agent will cause the shares of Garden SpinCo common stock to be credited to book-entry account records maintained by the Distribution Exchange Agent for the benefit of the respective tendering holders. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Garden SpinCo in the Merger and each share of Garden SpinCo common stock will be converted into the right to receive Neogen common stock and cash in lieu of any fractional share of Neogen common stock to which such stockholder would otherwise have been entitled. In connection with this Exchange Offer and the Merger, you will receive a letter of transmittal and instructions for use in obtaining the shares of Neogen common stock and/or cash in lieu of any fractional shares of Neogen common stock that you are entitled to receive in the Merger.
As promptly as practicable following 3M’s determination and the notice of the final proration factor, if any, the Distribution Exchange Agent will determine the shares of Garden SpinCo common stock that 3M stockholders who are entitled to receive shares of Garden SpinCo common stock in this Exchange Offer or the Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed) or the distribution (in the event this Exchange Offer is terminated by 3M without the exchange of shares) are entitled. As promptly as practicable following the Merger, the Merger Exchange Agent will deliver to such Garden SpinCo stockholders a book-entry authorization representing the number of whole shares of Neogen common stock into which such shares of Garden SpinCo common stock have been converted pursuant to the Merger and will make available to such Garden SpinCo stockholders the cash, if any, such stockholders are entitled to receive in lieu of any fractional shares of Neogen common stock in accordance with the Merger Agreement.
Extension; Termination; Amendment
Extension, Termination or Amendment by 3M
Subject to its compliance with the Merger Agreement, 3M expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which this Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange of, any shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer. For example, this Exchange Offer can be extended if any of the conditions to consummation of this Exchange Offer described in “—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer.
Subject to its compliance with the Merger Agreement, 3M expressly reserves the right, in its sole discretion, to amend the terms of this Exchange Offer in any respect prior to the expiration of this Exchange Offer, except that 3M does not intend to extend this Exchange Offer other than in the circumstances described above.
If 3M waives receipt of the Distribution Tax Opinions, IRS Ruling or certain tax rulings issued by the Swiss tax authorities, or otherwise waives any other condition to this Exchange Offer that may be considered material, 3M will evaluate the appropriate facts and circumstances at that time and make such additional disclosure and take such other actions, including extension of this Exchange Offer, as may be required by applicable law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event there is a waiver of a material condition to this Exchange Offer. The length of time will depend on the particular facts and circumstances.
As required by law, this Exchange Offer will be extended so that it remains open for a minimum of ten business days following the announcement if:
•	3M changes the method for calculating the number of shares of Garden SpinCo common stock offered in exchange for each share of 3M common stock; and
•	this Exchange Offer is scheduled to expire within ten (10) business days of announcing any such change.
If 3M extends this Exchange Offer, is delayed in accepting for exchange any shares of 3M common stock or is unable to accept for exchange any shares of 3M common stock under this Exchange Offer for any reason, then, without affecting 3M’s rights under this Exchange Offer, the Distribution Exchange Agent may retain all shares of 3M common stock tendered on 3M’s behalf. These shares of 3M common stock may not be withdrawn except as provided in “—Withdrawal Rights.”
3M’s reservation of the right to delay acceptance for exchange of any shares of 3M common stock is subject to applicable law, which requires that 3M pay the consideration offered or return the shares of 3M common stock deposited promptly after the termination or withdrawal of this Exchange Offer.
Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by 3M, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Method of Public Announcement
Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with this Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which 3M may choose to make any public announcement, 3M assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by publishing a press release.

Conditions to Consummation of This Exchange Offer
3M will not be required to complete and consummate this Exchange Offer and may extend or terminate this Exchange Offer, if, at the scheduled expiration of this Exchange Offer:
•
the registration statement on Forms S-4 and S-1 of which this prospectus is a part has not become effective under the Securities Act or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	the shares of Neogen common stock to be issued in the Merger have not been authorized for listing on Nasdaq;
•
each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger (other than this Exchange Offer) and effect the other transactions contemplated by the Merger Agreement having been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger), including the receipt of required regulatory approvals under applicable antitrust laws, which approvals the parties have obtained as described under “The Transactions—Regulatory Approvals”, or for any reason the Merger cannot be completed promptly after completion of the Exchange Offer (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution);”

•	the Merger Agreement or the Separation Agreement has been terminated;
•	3M has not received the Distribution Tax Opinions;
•	3M has not received the IRS Ruling or certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions;
•	any of the following conditions or events have occurred, or 3M reasonably expects any of the following conditions or events to occur:
•
any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this Exchange Offer;

•
any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over 3M, Garden SpinCo or Neogen and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction is enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this Exchange Offer;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;
•
any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Industrial Average or the S&P 500 within a period of 60 consecutive days or less occurring after August 4, 2022;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;
•
a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, pandemic, tsunami, typhoon, hail storm, blizzard, tornado, drought, cyclone, earthquake, flood, hurricane, tropical storm, fire or other natural or manmade disaster or act of God, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely 3M, Neogen or Garden SpinCo, or to delay materially, the consummation of this Exchange Offer;

•	if any of the situations above exist as of the commencement of this Exchange Offer, any material deterioration of the situation;

•
any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of 3M, Neogen or Garden SpinCo; or

•
a “market disruption event” (as defined below) occurs with respect to shares of 3M common stock or Neogen common stock on any of the Valuation Dates and such market disruption event has, in 3M’s reasonable judgment, impaired the benefits of this Exchange Offer to 3M.

Each of the foregoing conditions to the consummation of this Exchange Offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.
If any of the above conditions or events occurs, 3M may:
•	terminate this Exchange Offer and promptly return all tendered shares of 3M common stock to tendering stockholders;
•	extend this Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights,” retain all tendered shares of 3M common stock until this Exchange Offer, as so extended, expires;
•	amend the terms of this Exchange Offer; or
•	waive or amend any unsatisfied condition and, subject to any requirement to extend the period of time during which this Exchange Offer is open, complete this Exchange Offer.
These conditions are for the sole benefit of 3M. 3M may assert these conditions with respect to all or any portion of this Exchange Offer regardless of the circumstances giving rise to them (except any action or inaction by 3M). 3M expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time prior to the expiration of this Exchange Offer. 3M’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights (provided that the right has not otherwise become exercisable). Each right is an ongoing right which may be asserted at any time prior to the expiration of this Exchange Offer. All conditions to consummation of this Exchange Offer must be satisfied or waived by 3M prior to the expiration of this Exchange Offer.
A “market disruption event” with respect to either 3M common stock or Neogen common stock means a suspension, absence or material limitation of trading of 3M common stock or Neogen common stock on NYSE or Nasdaq, respectively, for more than two hours of trading during the principal trading session on NYSE or Nasdaq, respectively, or a breakdown or failure in the price and trade reporting systems of NYSE or Nasdaq, respectively, as a result of which the reported trading prices for 3M common stock or Neogen common stock on the NYSE or Nasdaq, respectively, during any half-hour trading period during the principal trading session in the NYSE or Nasdaq, respectively, are materially inaccurate, as determined by 3M or the Distribution Exchange Agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or Nasdaq, respectively.
Fees and Expenses
3M has retained Georgeson to act as the information agent and Equiniti Trust Company to act as the Distribution Exchange Agent in connection with this Exchange Offer. The information agent may contact holders of 3M common stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request bank, broker and other nominee stockholders to forward materials relating to this Exchange Offer to beneficial owners of 3M common stock. The information agent and the Distribution Exchange Agent each will receive reasonable compensation for its respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.
Neither the information agent nor the Distribution Exchange Agent has been retained to make solicitations or recommendations with respect to this Exchange Offer. The fees they receive will not be based on the number of shares of 3M common stock tendered in this Exchange Offer.

3M will not pay any fees or commissions to any bank, broker or other nominee or any other person for soliciting tenders of 3M common stock in this Exchange Offer. 3M will, upon request, reimburse bank, broker or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
No bank, broker or other nominee will be deemed to be 3M’s agent or the agent of Garden SpinCo, the information agent or the Distribution Exchange Agent for purposes of this Exchange Offer.
Legal Limitations
This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of Garden SpinCo common stock, shares of 3M common stock or shares of Neogen common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade the Garden SpinCo common stock.
Certain Matters Relating to Non-U.S. Jurisdictions
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of 3M, Neogen or Garden SpinCo has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of 3M common stock, Neogen common stock or Garden SpinCo common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of 3M common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for 3M, Neogen or Garden SpinCo to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of 3M common stock, Neogen common stock or Garden SpinCo common stock that may apply in their home countries. None of 3M, Neogen or Garden SpinCo can provide any assurance about whether such limitations may exist.
Distribution of Garden SpinCo Common Stock Remaining After This Exchange Offer
All shares of Garden SpinCo common stock owned by 3M that are not exchanged in this Exchange Offer will be distributed in the Clean-Up Spin-Off to holders of 3M common stock whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. The record date for the Clean-Up Spin-Off, if any, will be announced by 3M. Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off.
Upon consummation of this Exchange Offer, 3M will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of Garden SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of Garden SpinCo common stock as agent for the holders of shares of 3M common stock validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer. Shares of Neogen common stock will be delivered to Garden SpinCo stockholders following the effective time of the Merger, pursuant to the procedures determined by the Merger Exchange Agent. See “—Exchange of Shares of 3M Common Stock.”
If this Exchange Offer is terminated by 3M without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.

INFORMATION ABOUT NEOGEN AND MERGER SUB
Information about Neogen
Neogen and its subsidiaries develop, manufacture and market a diverse line of products and services dedicated to food and animal safety. Neogen’s Food Safety segment consists primarily of diagnostic test products and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, genetic modifications, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. The majority of Neogen’s test products are disposable, single-use, immunoassay and DNA detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Neogen’s expanding line of food safety products also includes genomics-based diagnostic technology, and advanced software systems that help testers to objectively analyze and store their results and perform analysis on the results from multiple locations over extended periods.
Neogen’s Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, diagnostic products, rodenticides, cleaners, disinfectants, insecticides and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors. Neogen’s line of drug detection products is sold worldwide for the detection of abused and therapeutic drugs in animals and animal products, and has expanded into the workplace and human forensic markets.
More than 95% of Neogen’s total revenue is attributed to recurring sales of consumable products and services. Neogen’s compounded annual growth rate in total revenues from 2000 to 2021 has been approximately 15%.
Neogen’s management estimates that the food safety market is valued between $18 billion and $25 billion with a long-term growth rate of 6% to 8%, and the animal safety market is valued between $50 billion and $60 billion with a long-term growth rate of 4% to 6%.
Neogen’s products are marketed by Neogen’s sales personnel in the U.S., Canada, Mexico, Central America, Brazil, Argentina, Uruguay, Chile, the United Kingdom, the European Union, China, India and Australia, and by distributors throughout the rest of the world.
Neogen’s mission is to be the leading company in the development and marketing of solutions for food and animal safety. To meet this mission, Neogen has developed a growth strategy consisting of the following elements: (i) increasing sales of existing products; (ii) introducing innovative products and services; (iii) growing international sales; and (iv) acquiring businesses and forming strategic alliances.
Neogen is incorporated in the State of Michigan and has its principal executive office at 620 Lesher Place, Lansing, MI, 48912. Neogen’s common stock is, and following the closing of the Transactions will continue to be, listed on Nasdaq under the ticker symbol “NEOG.”
For a more detailed description of Neogen’s business and operations, see Neogen’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022, which has been filed with the SEC and is incorporated by reference herein. See “Where You Can Find Additional Information; Incorporation By Reference.”
Information About Merger Sub
Merger Sub is a direct, wholly owned subsidiary of Neogen. Merger Sub was incorporated in the State of Delaware on December 10, 2021 for the purpose of merging with and into Garden SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.
Neogen’s Shareholders’ Meeting
Under the terms of the Merger Agreement, Neogen is required to call a meeting of its shareholders for the purpose of voting upon the issuance of shares of Neogen common stock in the Merger and obtaining approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, as promptly as reasonably practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by Neogen to register the shares of Neogen common stock that will be issued in the Merger.

In connection with the special meeting of its shareholders, and in order to provide Neogen shareholders with additional information and to seek approval of these matters, Neogen will prepare and deliver a proxy statement to its shareholders in accordance with applicable law and its organizational documents.
Approval of the Share Issuance Proposal will require the affirmative vote of a majority of the total votes cast by the holders of Neogen common stock entitled to vote thereon. Approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal will require the affirmative vote of a majority of the outstanding shares of Neogen common stock entitled to vote on the proposal at the Neogen shareholders’ meeting.
As of July 5, 2022, the record date for the Neogen special meeting, Neogen directors and executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock. Neogen currently expects that all Neogen directors and executive officers will vote their shares in favor of the Share Issuance Proposal as well as the proposals to approve the Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal, although none of Neogen’s directors or executive officers has entered into an agreement requiring them to do so.
As of July 5, 2022, the record date for the Neogen special meeting, Garden SpinCo’s directors, executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock. No vote of 3M stockholders is required in connection with the Transactions. 3M, in its current capacity as the sole stockholder of Garden SpinCo, has adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. No other vote or action with respect to the stockholders of Garden SpinCo is required in order for Garden SpinCo to effect the Merger, including no vote of 3M stockholders who receive shares of Garden SpinCo common stock in the Distribution.

INFORMATION ABOUT 3M
3M was incorporated in 1929 under the laws of the State of Delaware to continue operations begun in 1902. 3M common stock is listed on the NYSE under the symbol “MMM.” 3M is a diversified technology company with a global presence in the following businesses: Safety and Industrial; Transportation and Electronics; Health Care; and Consumer. 3M is among the leading manufacturers of products for many of the markets it serves. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies.
3M’s principal executive offices are located at 3M Center, St. Paul, Minnesota, 55144, and its telephone number is (651) 733-1110. 3M’s website address is www.3M.com. The website address is for information only and is not intended to be an active link or to be incorporated by reference into or part of this prospectus.
3M employed approximately 95,000 people (full-time equivalents) worldwide as of December 31, 2021.
The foregoing information concerning 3M does not purport to be complete. Certain additional information relating to 3M’s business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by 3M with the SEC and listed under “Where You Can Find Additional Information” on page 240. If you desire copies of any of these documents, you may contact 3M at it address and phone number indicated under “Where You Can Find Additional Information” on page 240.

INFORMATION ABOUT THE FOOD SAFETY BUSINESS
Company Overview
The Food Safety Business is a global leader in food safety solutions, helping to protect the health of consumers and the brands of its customers by providing cost-effective solutions to detect food contamination in commercial food safety applications. Customers of the Food Safety Business include multinational food processors and contract laboratories operating in a wide range of industries, including dairy, eggs, meat, poultry, produce, ready-to-eat and seafood, with products sold and used in more than 60 countries.
The Food Safety Business’s pathogen and allergen testing solutions reliably detect microorganisms and allergenic compounds to help avoid costly contamination and avert catastrophic recalls. The Food Safety Business’s quality indicator testing, sample handling and hygiene monitoring solutions quickly and effectively determine the hygienic status of surfaces, products and environments. The Food Safety Business also markets and sells 3M™ PetrifilmTM Plates to enhance workflow efficiency, ensure the quality of its customers’ products and allow customers to release products faster. The Food Safety Business’s automation solutions simplify workflows and improve testing efficiency, reducing the demands on employee training, skill and turnover.
In the twelve months ended March 31, 2022, the Food Safety Business generated revenue of $374 million (compared to $368 million in the year ended December 31, 2021). Historically, over 90% of the revenue of the Food Safety Business is generated from the sale of consumables products from a highly diversified revenue base from varying geographies. The Food Safety Business’s leading worldwide capabilities and footprint include employees located in over 45 countries serving customers around the world.
Revenue Breakdown (Twelve Months Ended 3/31/2022)

Products and Solutions
The Food Safety Business offers a broad range of food testing solutions, with products designed to help ensure food safety at different stages of the food processing cycle. Its food safety testing solutions can help determine if food processing equipment is properly cleaned, is free of contamination while in production, as well as test food products before they are sold to end customers. Its customers also rely on its products to help determine if their food processing equipment and products meet safety and quality standards. The Food Safety Business’s products include, but are not limited to, the following:
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Indicator testing – 3M™ PetrifilmTM brand products enable customers to detect organisms of interest to food processors using culture film plates (consumables) that are inoculated with samples collected from the food product environment. 3M™ PetrifilmTM Plates determine the presence and amount of a given organism in a sample, measured in colony-forming units (CFU) per gram or milliliter. Although a trained technician can manually count CFU results from the PetrifilmTM culture plates, CFU counting can be expedited by using the 3M™ PetrifilmTM Plate Reader Advanced, an automated CFU counter that reads several different types of 3M™ PetrifilmTM Plates rapidly.

•
Hygiene monitoring – Hygiene monitoring products enable customers to verify the cleanliness of processing equipment and surfaces. The Food Safety Business’s hygiene monitoring solution consists of the Clean-TraceTM hand-held luminometer (hardware) and a single use Clean-TraceTM test device with sample collection swab (consumable). Customers can also use the Clean-TraceTM solution to organize and monitor testing results over time. The Clean-TraceTM test is typically used after cleaning and sanitizing procedures are performed and tests for the presence of adenosine triphosphate (ATP). Presence of ATP, an energy-carrying molecule found in the cells of all living things, would indicate incomplete cleaning.

•
Sample handling – The Food Safety Business’s sample handling offerings consist of a range of consumable products designed to help customers with sample collection and environmental surface sampling. Sampling devices include hydrated sponges, sponge sticks, sample bags, swab samplers, dilution pouches, enrichment pouches, flip-top dilution bottles, mini-flip-top dilution bottles and dehydrated media. These products assist with easy and effective collection, preparation and processing of environmental and product samples.

•
Pathogen detection – The 3MTM Molecular Detection System tests for the presence of pathogens. The system consists of hardware and consumables. The molecular detection system (MDS) combines isothermal DNA amplification and bioluminescence detection to provide faster results using simpler protocols and smaller equipment.

•
Allergen testing – Allergen testing offerings enable the detection of allergenic compound proteins in the food production process. Allergen portfolio includes Enzyme-Linked Immunosorbent Assay (ELISA), Lateral Flow, and 3MTM Clean-TraceTM Surface Protein Test Swabs.

History and Development
Since the introduction of 3M™ PetrifilmTM for quality indicator organism testing in 1984, the Food Safety Business has been dedicated to delivering faster, more reliable testing methods in a wide range of applications. Through a series of acquisitions and innovations, the Food Safety Business expanded its offering to other areas beyond indicator testing. In 2006, the Food Safety Business introduced the Clean-TraceTM hygiene monitoring system to its range of products with the acquisition of BioTrace International. It then launched the MDS pathogen detection system in 2012, followed by the introduction of improved second-generation assays in 2015. Allergen testing solutions were introduced in 2017 with the acquisition of Elution Technologies.
Industry and Market Conditions
According to a recent BCC Research industry study, the global food safety testing industry is expected to continue to grow at a compound annual growth rate of approximately 7.5%, from approximately $16 billion in 2019 to approximately $23 billion by 2024.
Food safety is a technologically dynamic and high-growth industry driven by increasing global cases of foodborne illnesses that are preventable by applying food safety testing solutions at all stages of the food processing cycle. Demand for food safety solutions has increased over the years, driven by a number of factors. Many governments around the world have promulgated more stringent food safety regulations, increasing customers’ need for cost-effective food safety solutions. Efficiency and process automation in food production have increased customers’ demand for innovative, simple food safety solutions that help reduce food manufacturing costs. Further, globalization and the increasingly complex nature of the global food supply chain drive demand for food safety solutions to protect food producers’ and processors’ reputations and brands. The COVID-19 pandemic has also significantly increased awareness of hygiene monitoring in the food supply chain.
Garden SpinCo Corporation’s Competitive Strengths
Over 35 years of expertise and trust in the food safety industry.
The Food Safety Business is a leading player in global food safety with an over 35 year-long track record of providing reliable, versatile test application solutions across a wide-range of food segments. The Food Safety Business is trusted by food companies and contract laboratories around the world. The United States Department of Agriculture’s Food Safety and Inspection Service has selected the Food Safety Business’s MDS system as the primary method to detect Salmonella and Listeria monocytogenes, two major pathogenic organisms that continuously threaten food production and processing. With active coverage of a diversified global customer base, the Food Safety Business is well positioned to continue its growth across high-growth segments of food safety diagnostics.
Broad and differentiated product offering.
The Food Safety Business offers a broad range of innovative and relevant testing solutions that are easy to use and increase efficiency for its customers. The Food Safety Business’s diverse yet innovative product offerings allow the Food Safety Business to differentiate itself from competing products to outpace industry growth. Its 3M™ Petrifim™ line of indicator testing products benefit from significant time and quality advantages compared to other solutions in the market. Further, these indicator testing products have significantly lower water-use requirements than alternative solutions and require less on-site storage space than traditional Petri dish cultures, which adds to their overall value proposition while offering a more environmentally friendly solution. Its MDS pathogen detection system is based on patented isothermal (one temperature) nucleic acid methods, which not only makes it more energy efficient than other solutions but also can reduce human error in testing by providing a solution where all types of samples can be tested under the same conditions. Its Clean-TraceTM hygiene monitoring products deliver accurate, quick and reliable data to help the user monitor the cleanliness of the food product environment. Its sample handling products include an ability to provide more effective sample acquisition while reducing the interference of cleaners and other common contaminants on samples during testing, thus helping to improve the accuracy and precision of food safety testing.
Deep research and development expertise.
The Food Safety Business is a leading innovator in the food safety sector with a history of successful new product introductions due to its steady investments in research and development. For example, the Food Safety Business has extended microbiology assays to new organisms, reducing result times and increasing specificity. In 2018, the Food Safety Business launched 3M™ PetrifilmTM Rapid E. coli/Coliform Count Plate that can quantify coliforms and E. coli in 18 to 24 hours and launched new pathogen testing for new bacterial analytes Campylobacter and Shiga toxin-producing E. coli. In 2019 the Food Safety Business improved sample handling by introducing a new flip-top bottle design that is more ergonomic and leak-resistant during shipping and reduces manufacturing cost and landfill waste. Applying internal expertise in hardware, software and data analytics capabilities, the Food Safety Business also improved testing productivity via automation and data analytics for its customers.
Large and diversified customer base globally with significant sale of consumables.
The Food Safety Business has a large and diversified customer base across multiple end market segments and geographies. The Food Safety Business’s products are sold in more than 60 countries in market segments, such as poultry, dairy, meat, produce, seafood, eggs and ready-to-eat. Many of the Food Safety Business’s customers buy across multiple product categories to meet their food safety solutions. Deep technical engagement with customers through local support facilitates long-term relationships in which hardware placements with customers bring significant recurring revenue from consumable products across all product categories. Historically, over 90 % of sales have been attributable to consumable products.
Proven and experienced management team.
The Food Safety Business is led by a team of executives who have extensive experience in the global food safety industry. The Food Safety Business believes that it has the deep industry, operational, quality, regulatory, manufacturing, financial and management experience required to grow the Food Safety Business by building on the core strengths of the business.
Garden SpinCo Corporation’s Business Strategies
The Food Safety Business’s strategic goals are to maintain its leadership in the food safety industry by prioritizing end-use segments, countries and customers that present compelling growth opportunities and execute on a pipeline of new product introductions.
Expand addressable market through aligning high-growth segments and solutions.
The Food Safety Business believes that there are significant opportunities to support additional growth in certain segments of the Food Safety Business that have the highest test volumes and future growth potential supported by industry trends. The Food Safety Business has a broad range of solutions that are validated by various standards organizations globally that the business believes will provide significant value to the customers in these segments. For example, the Food Safety Business provides food matrix qualification support assisting customers in the development of sample preparation and testing protocols, simplifying customers’ test method verification process. By also providing continuing education, training and other in-servicing and troubleshooting support to customers, the Food Safety Business believes it can optimize the alignment of application of key solutions to customers’ “pain points.”
Enhance customer sales and support in under-penetrated countries and regions.
Increasing globalization of food supply and increasing regulations are driving demand for technologically advanced food safety solutions, especially in developing and emerging countries. To enhance global sales coverage in these high growth countries and regions, the Food Safety Business plans to increase its focus and resources on processors and contract laboratories in under-penetrated countries and regions, and deploy customized, digital-enabled marketing through focused platform investments.
Become partner-of-choice for contract laboratory customers.
Food producers are increasingly outsourcing their food safety testing to contract laboratories as pathogen testing requires the enrichment of samples, which may be hazardous and thus must be isolated from food production. With increasing consolidation of contract laboratories that drive demand for operational efficiency and cost reductions, the Food Safety Business believes it is well-positioned to support the growing needs of global contract laboratories by providing technologically advanced solutions that save time and costs through automation, while providing competitive pricing.
Enhance growth, create value for customers and reinforce customer relationships with new product introductions.
In 2021, the Food Safety Business launched the 3M™ Petrifilm™ Plate Reader Advanced which automates the imaging, interpretation and storage of results for 3M™ Petrifilm™ Plate tests. The Food Safety Business is also currently developing several new products with new hardware-consumable combinations that will offer additional automation capability, cloud-based software capability, and improved efficiency, specificity and accuracy. By expanding upon its legacy of successful new product launches, the Food Safety Business will enhance growth and create additional value for customers and strengthen customer relationships.
Become a leader in driving new standards and regulations in the food safety industry.
The Food Safety Business aspires to be recognized as a thought leader in the food industry for test methods, in validation, certification, verification and application. Leveraging its deep industry knowledge and its innovation platform, the Food Safety Business engages with member country standard organizations, non-government organizations and government organizations to help address industry needs and drive innovative solutions. For example, in 2019 the Food Safety Business partnered with Cornell University’s College of Agricultural and Life Sciences to publish its Environmental Monitoring Handbook for the Food and Beverage Industries, which has become an important and well-recognized resource in preventive food safety.
Expand into non-food adjacencies and inorganic opportunities to further enhance footprint and portfolio.
The Food Safety Business believes there are significant opportunities to expand the application of 3M™ PetrifilmTM Plates and hygiene monitoring products in non-food segment adjacencies, particularly as COVID-19 has made food hygiene, and health and safety more generally, a priority for customers and end-users. Such opportunities could include airlines and airports, hospitality and restaurants, animal husbandry, personal care, pharmaceuticals and nutraceuticals. Such expansions may be accomplished through expanded sales and marketing efforts, technology development or targeted acquisitions.
Competition
The food safety industry is highly competitive. Key competitors of the Food Safety Business include, but are not limited to, bioMérieux, Bio-Rad, Charm Sciences, Hygenia, Kikkoman, Merck, Romer Labs, and ThermoFisher Scientific, and additional companies may enter into the food safety industry in the future and compete with the Food Safety Business. Competitors include both privately-held companies and public companies. Competitors sell products to end customers directly and through distributors. Demand for food safety solutions has increased, based on increasing global cases of foodborne illnesses, more stringent food regulations, growing customers’ need for cost-effective food safety solutions, and the globalization and increasing complexity of the global food supply chain. COVID-related concerns regarding cleanliness are also driving demand for certain food safety solutions. The food safety industry is fragmented and dynamic, and characterized by high levels of innovation, with competitors continually introducing new products and enhancements of existing products. Competitive factors include, but are not limited to, customer service, technical support, product quality and performance, supply chain capabilities, price and innovation. There can be no assurance that the Food Safety Businesses’ competitors will not develop the expertise, experience and resources to provide products and services that are superior in both price and quality, or that the Food Safety Business will be able to maintain its competitive position.
Customers, Sales and Distribution
The Food Safety Business employs two types of go-to-market strategies to best meet customer demands across varying geographies. Products are sold either directly to end customers or through distributors. In 2021, approximately 40% of revenue was generated through direct sales, with the balance generated through third-party distributors. In many cases where the products are sold through distribution, the Food Safety Business maintains direct contact with the end customer.
The Food Safety Business sells its products in more than 60 countries. Food processors make up the majority of the customer base, with the rest consisting of various contract laboratories that conduct food safety testing for many food, beverage and ingredient manufacturers.
Working Capital
Historically, the Food Safety Business’s cash flow provided by its operations has been transferred to 3M, and transfers from 3M have been the primary source of the Food Safety Business’s liquidity. However, the Food Safety Business’s high margin, supported by strong recurring revenue of consumables, generates sufficient cash flow from operations to support its business needs. The COVID-19 pandemic has resulted in supply chain disruption, labor shortages and inflation that have impacted our business. As of December 31, 2021 these supply chain disruptions and inflation have not resulted in a material impact on our business or operating margins, although it is difficult to predict the duration and the extent of future supply and labor shortages or inflation and the impact any such shortage or inflation would have on the Food Safety Business.
Upon the consummation of the Proposed Transactions, 3M and Neogen will enter into certain transition service agreements, pursuant to which 3M will provide certain services to Neogen on a transitional basis following the Closing in connection with the operation of the Food Safety Business. These agreements are intended to help business continuity as Neogen integrates the business into their existing operations, through the provision of certain labor, materials, and manufacturing and distribution services to minimize disruptions to supply of materials, goods and services, including distribution of products to customers. For additional information, refer to the section titled “The Transition Arrangements” starting on page 205.
Intellectual Property
The Food Safety Business believes that patents, trade secrets and trademarks owned and licensed by the Food Safety Business provide a strategic advantage in the food safety industry. The Petrifilm™ brand is a well-recognized brand in indicator testing. The Food Safety Business also has a number of proprietary trade secret manufacturing processes that support efficient manufacturing of products across its portfolio.
As of April 22, 2022, the Food Safety Business had a total patent asset portfolio of approximately 665 patent assets. The portfolio includes 118 global design patents or patent applications and one utility model with the remainder being utility patents or applications for utility patents. The table below lists what the Food Safety Business believes are its material published patents and patent applications, grouped by product category and patent family. The product category listed is what the Food Safety Business believes to be the predominant product category for a patent asset. The anticipated expiration dates presume that all official fees will be paid. The expiration or invalidation of a patent would not prevent the Food Safety Business from continuing to sell products protected by the patent, but might allow third parties to use the patented technology.
Patent Family Title	Product Category	Patent / Patent Application Number	Anticipated Expiration Date	Jurisdictions[1]
Culture Medium and Method for Detecting Thermonuclease-positive Staphylococci	Indicators	US787401	2/1/2024	U.S.
Biological Growth Plate Scanner with Automated Image Processing Profile Selection	Indicators	US7298885	1/28/2023	U.S., Mexico
Biological Growth Plate Scanner	Indicators	US8094916	11/27/2022	U.S.
Counting Biological Agents on Biological Growth Plates	Indicators	US7298886	11/4/2025	U.S.
		US8260026	9/5/2023
Biological Growth Plate Scanner with Automated Intake	Indicators	US7496225	3/16/2027	U.S.
System And Apparatus For Use In Detecting Microorganisms	Pathogen Detection	US7374951	5/11/2024	U.S.
Sampling Devices and Methods of Use	Hygiene Monitoring	US10845369	8/21/2031	U.S., China, Germany, France, Japan
Illumination Apparatus and Methods for a Biological Growth Plate Scanner	Indicators	US8840840	12/2/2030	U.S., Germany, Japan (2), Korea
Luminescence Detection Method	Pathogen Detection	US8852894	4/19/2032	U.S., China, Germany, France, Great Britain, Japan
		US9845498	8/26/2032
1 The status and type of the asset in each jurisdiction is indicated as follows: no superscript means granted patent; * means pending application; # means granted or registered design; † means registered utility model. Jurisdictions with multiple cases having different statuses are listed twice; for example, EXAMPLE 1: U.S., U.S.* indicates one granted US case and one pending US application and EXAMPLE 2: China* (2) indicates two pending China applications.

Patent Family Title	Product Category	Patent / Patent Application Number	Anticipated Expiration Date	Jurisdictions[1]
Salmonella Detection Articles and Methods of Use	Pathogen Detection	US9593361	5/14/2032	U.S., Brazil, China, Germany (2), France (2), Japan, Korea
		US10526635	12/23/2031
Cap Handling Tool and Method of Use	Pathogen Detection	US9079757	8/2/2032	U.S., China, Germany, Japan
Method of Detecting a Salmonella Microorganism	Pathogen Detection	US9677111	12/23/2031	U.S., Brazil, China, Germany, France, Great Britain, Japan
		US10519481	12/23/2031
Apparatus for Detecting ATP in a Liquid Sample	Hygiene Monitoring	US10793890	5/8/2037	U.S., U.S.*, Europe, Japan
		US2019/0169668	7/1/2033
Method and Culture Device For Detecting Yeasts and Molds	Indicators	US8921067	2/25/2033	U.S., Brazil, China, Germany, France, Great Britain, Japan (2)
		US9879214	2/25/2033
		US10640743	2/25/2033
Article and Method For Detecting Aerobic Bacteria	Indicators	US2021/0087516	3/5/2035	U.S.*, Brazil, China*, China, Europe*, Germany, France, Great Britain, Japan*, Korea*
Pipette Device	Sample Handling	US10661266	11/25/2035	U.S., Brazil, China, Germany, France, Japan
Composition for Reducing Inhibition of Nucleic Acid Amplification	Pathogen Detection	US10604787	5/25/2036	U.S., China, Germany (2), France (2), Japan, Korea*
Composition for Reducing Inhibition of Nucleic Acid Amplification	Pathogen Detection	US10619189	1/12/2037	U.S., China, Germany, France, Great Britain, Japan, Korea*
Handheld Luminometer	Hygiene Monitoring	D758224	6/7/2030	U.S.#, European Union#, Great Britain#, Japan#
Light Detection System and Method of Using Same	Hygiene Monitoring	US10488249	2/26/2036	U.S., China*, Germany, Spain, France, Great Britain, Japan, Japan*, Korea*
		US11022483	2/26/2036
Light Detection System and Method of Using Same	Hygiene Monitoring	US10613038	1/11/2037	U.S., Brazil, China, Europe*, Japan, Korea*
		US11022564	3/3/2036

Patent Family Title	Product Category	Patent / Patent Application Number	Anticipated Expiration Date	Jurisdictions[1]
Light Detection System and Method of Using Same	Hygiene Monitoring	US10422753	7/23/2036	U.S., Brazil, China, Germany, France, Japan, Korea*
Handheld Luminometer	Hygiene Monitoring	D759520	6/7/2030	U.S.#, European Union#, Great Britain#, Japan#
Culture Device for Lactic Acid Bacteria	Indicators	US10995356	6/26/2036	U.S., Brazil, China, Germany, France, Great Britain, Japan, Korea
Thin Film Culture Device with Carbon Dioxide Generant	Indicators	US10723992	9/2/2036	U.S., Brazil, China* (2), Germany, France, Great Britain, Japan, Korea
Rapid Detection of E. Coli in A Thin Film Culture Device	Indicators	US2020/0048679	4/2/2038	U.S.* (2), China* (2), Germany, Europe, Spain, France, Great Britain, Japan* (2)
		US2020/0109431	4/2/2038
Deactivation Solution Useable for Microorganism Detection	Sample Handling	WO2021/140431	1/4/2041	PCT pending; country determination upcoming
Loop-Mediated Isothermal Amplification Primers for Vibrio Parahaemolyticus Detection and Uses Thereof	Pathogen Detection	WO2021/165828	2/16/2041	PCT pending; country determination upcoming
Microorganic Detection System with Worklists	Indicators	WO2021/191793	3/23/2041	PCT pending; country determination upcoming
Imaging Device with Illumination Components	Indicators	WO2021/229347	4/28/2041	PCT pending; country determination upcoming
Removable Cassette for an Imaging Device	Indicators	WO2021/229343	4/28/2041	PCT pending; country determination upcoming
Compensation of Intensity Variances in Images Used for Colony Enumeration	Indicators	WO2021/229337	4/27/2041	PCT pending; country determination upcoming

Patent Family Title	Product Category	Patent / Patent Application Number	Anticipated Expiration Date	Jurisdictions[1]
Microorganic Detection System Using a Deep Learning Model	Indicators	WO2021/234513	5/12/2041	PCT pending; country determination upcoming
Detecting A Condition For A Culture Device Using A Machine Learning Model	Indicators	WO2021/234514	5/12/2041	PCT pending; country determination upcoming
Hygiene Testing Assembly	Hygiene Monitoring
GB 9000022140-0001
GB 9000022140-0002
GB 9000022140-0003
GB 9000022140-0004
GB 9000022140-0005
GB 9000022140-0006
GB 9000022140-0007
GB 9000022140-0008
GB 9000022140-0009
GB 9000022140-0010
GB 9000022140-0011
GB 9000022140-0012
GB 9000022140-0013
GB 9000022140-0014
GB 9000022140-0015
GB 9000022140-0016
GB 9000022140-0017
GB 9000022140-0018
GB 9000022140-0019
			4/17/2028	Great Britain, European Union# (19)
Pipette	Sample Handling	KR 30-0786787	2/27/2030	Korea#
Stand-Up Gusseted Filter Bag	Sample Handling	DE 202016008880.8	4/6/2026	Germany†
Culture Device for Anaerobic Microorganisms	Indicators	JP 6920212	4/26/2036	Japan, China*, Europe*, Korea*
Display Screen With A Graphical User Interface for Detection and Counting of Microorganism Colonies	Indicators	CN 202030576630.X	9/25/2030	China#, Brazil#, European Union# (9), Great Britain# (9), Korea#
Culture Plate Reader	Indicators	CN 202030726478.9	11/27/2030	China#, Brazil#, European Union# (2), Great Britain# (2), Japan# (2), Korea#
Swab Handle	Sample Handling	GB 6129432	4/8/2046	Great Britain#, Brazil#, China#, European Union#, Japan#, Thailand#

Not all of the Food Safety Business’s patent assets cover specific products, and certain patent assets cover multiple product categories. Patents extend for varying periods according to the patent application filing or patent grant date and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. The Food Safety Business also in-licenses rights to certain patents for use in its pathogen detection products.
Each year, the Food Safety Business invests in research and development. Product developers with know-how in microbiology, food science, hardware, firmware and software utilize their knowledge to advance the commercialization pipeline for new and improved products. In their capacity providing customer-facing technical support, application engineers also communicate important customer feedback back to the research and development engineers to aid them in their efforts. The Food Safety Business has consistently demonstrated successful new product introductions, including recent introductions of the 3M™ Petrifilm™ Plate Reader Advanced (launched in 2021), the 3M™ Flip-Top Dilution Bottle (launched in 2019), and the 3M™ Molecular Detection Assay 2 - STEC Gene Screen (launched in 2019).
Regulatory Considerations
The Food Safety Business’s operations are subject to various laws and regulations in the United States and internationally, including, among others, those related to the environment, employee safety and health, product stewardship and liability, chemical management and restricted substances and trade compliance.
The operations of the Food Safety Business are subject to federal, state, local and foreign environmental and employee safety and health laws and regulations in the jurisdictions in which the Food Safety Business operate. Under such laws and regulations, the Food Safety Business may be subject to liabilities and third-party claims due to spills, disposals or other releases of substances into the environment that cause bodily injuries and or damage to the environment. Of the various Food Safety Business manufacturing locations, only one facility in Bridgend, United Kingdom, a leased facility, will transfer as part of the Transactions. The manufacturing operations at the Bridgend facility are subject to local and UK regulations governing activities such as emissions, discharge of water, disposal of solid waste, and worker safety.
Due to the manufacturing and sales of its products in the European Union, the Food Safety Business is also subject to the laws and regulations relating to product stewardship and liability and chemical management in the European Union, including regulation of chemical substances and inventories under the Registration, Evaluation and Authorization of Chemicals regulation in the European Union (“REACH”) and Restriction of Hazardous Substances in Electrical and Electronic Equipment (“RoHS”). The raw material inputs for the products of the Food Safety Business are subject to REACH, which requires reporting of certain chemicals used in manufacturing of the products, and limits the amount of use of certain chemicals. RoHS, which is applicable to the Food Safety Business’s hardware products, restricts the use of certain hazardous substances in electrical and electronic equipment to protect the environment and public health.
The Food Safety Business’s use of certain restricted substances, such as biocidal products as preservatives and animal-derived materials as raw materials, in certain of its products is subject to the Biocidal Products Regulations (EU) No. 528/2021 of the European Parliament and of the Council of May 22, 2012. This regulation requires that state agencies of members of the European Union assess and preauthorize the use of, and sale into the market of, biocidal products that are used to protect humans and animals against harmful organisms such as bacteria. Many of the Food Safety Business’s products, including in hygiene monitoring, rely upon liquid buffers and other components that contain biocidals that must be pre-approved by regulatory authorities. The Food Safety Business is also subject to the regulations of the U.S. Department of Agriculture (“USDA”). For example, the USDA promulgates regulations designed to ensure the health of livestock by monitoring and controlling diseases through inspecting, testing, and treating animals. Its regulations require manufacturers and users of the animal-derived materials to take certain control measures to minimize pathogenic agent contamination in its manufacturing facilities. Such control measures include holding and processing control of animal-derived materials, and having programs to ensure effective cleaning of facilities and equipment.
In addition, pursuant to the U.S. Food Safety Modernization Act, customers of the Food Safety Business may be required by the U.S. Food and Drug Administration (the “FDA”) to use validated testing methods to promote food safety. For that reason, the Food Safety Business testing products used in the food and beverage industry may require validation under relevant and appropriate third-party standards, including Official Methods of Analysis of AOAC International and ISO16140. The Food Safety Business’s products, however, are not subject to the FDA’s premarket safety and efficacy submissions and approval process because its products are not used in the diagnosis of conditions in humans or animals.
As the Food Safety Business also involves export and import activities, it is subject to trade compliance and related regulations in the jurisdictions in which it operates. In addition, its operations must comply with the freight and shipping rules and regulations of the Department of Transportation and similar foreign agencies. Noncompliance with such regulations could result in substantial fines or otherwise restrict the Food Safety Business’s ability to provide competitive distribution services and have an adverse effect on its financial condition.
Out-of-pocket costs and capital expenditures to comply with the applicable rules and regulations are not individually or in the aggregate material to the Food Safety Business. However, failure to comply with applicable regulatory requirements with respect to products could result in either costs incurred by the Food Safety Business to recall and/or remediate non-compliant products, as well as costs in connection with enforcement actions brought by governmental entities such as fines, product seizures, injunctions and refusal to permit import/export clearances, any of which could have an adverse effect on the Food Safety Business.
Given that rules and regulations applied to the Food Safety Business are generally applied to its key competitors, the applicable rules and regulations do not materially affect the Food Safety Business’s competitive position.
Human Capital
The Food Safety Business, headquartered in the United States, employed approximately 500 people worldwide as of December 31, 2021. Sales and marketing personnel are dispersed globally and represent approximately 50% of the total full-time headcount. Laboratory and technical service personnel are distributed globally, with approximately 75% based in the United States. Approximately 40% of the Food Safety Business employees have in-country employee representative bodies and are covered by collective bargaining agreements or similar labor arrangements.
All Food Safety Business employees are expected to be employed by Neogen or its subsidiaries following completion of the Transactions, except for (1) any such employees who do not accept an offer of employment from Neogen, (2) up to 30 Food Safety Business employees whom Neogen may elect not to offer employment pursuant to the Employee Matters Agreement and (3) approximately 100 product, maintenance and warehouse employees expected to remain employed by 3M and to continue working at 3M facilities.
Pursuant to the Transition Arrangements, certain of 3M’s employees will provide transitional accounting and finance, information technology, supply chain, distribution and contract manufacturing services in support of the Food Safety Business. See “Additional Agreements Related to the Separation and the Merger—The Transition Arrangements.” During the term of the Transition Arrangements, Neogen has agreed to work diligently and expeditiously (using commercially reasonable efforts) to employ or retain personnel to enable a transition of the relevant activities provided by 3M under the Transition Arrangements to its own internal organization (or to employ directly the services of contractors, subcontractors, vendors or other third-party providers).
The ability to recruit, retain, develop, protect, and fairly compensate its global workforce are enablers of success of the Food Safety Business. This includes four general categories of focus: health and safety; development; diversity, equity and inclusion; and compensation and benefits. The Food Safety Business is committed to the safety, health, and well-being of its employees, as it continuously evaluates opportunities to raise safety and health standards and compliance with regulatory requirements and policy. To help develop its employees, the Food Safety Business offers a suite of leadership development and learning programs for its employees. The Food Safety Business is committed to advancing global diversity, equity and inclusion to provide fair and equitable opportunities for its employees. The Food Safety Business’s total compensation for employees includes a variety of components that support sustainable employment and the ability to build a strong financial future, including competitive market-based pay and comprehensive benefits. To further enhance attraction and retention of talent, the Food Safety Business also provides professional and flexible work environment empowering employees to work where and when they can best achieve their goals.

Manufacturing and Properties
The Food Safety Business’s primary raw materials and components are sourced by 3M at the corporate level as part of 3M’s sourcing across all of its businesses. The Food Safety Business deploys careful management of existing raw material inventories, strategic relationships with key suppliers, as well as qualification of additional supply sources. Supplier selection for the Food Safety Business is based on numerous decision points to ensure a long-term stable source of supply. As of December 31, 2021, the Food Safety Business had no raw material and component shortages that had a material effect on its business, although it is difficult to predict future shortages or the impact any such shortages would have.
The Food Safety Business utilizes several 3M sites including five manufacturing sites, sales and marketing locations in over 40 countries, 25 technical support centers and 10 laboratories around the globe. Of these locations, only one leased manufacturing facility in Bridgend, United Kingdom will transfer as part of the Transactions, while the other co-located sites will remain with 3M. 3M also will generally transfer to Neogen any equipment that is exclusively related to the Food Safety Business. 3M has agreed to provide certain transition services, including transition contract manufacturing services, to the Food Safety Business after the consummation of the Transactions, as further described in “Additional Agreements Related to the Separation and the Merger—The Transition Arrangements.”
Legal Proceedings
The Food Safety Business is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to its business, including various products liability (involving its current or former products), intellectual property, employment related and commercial matters. Based upon the experience of management of the Food Safety Business, current information and applicable law, the Food Safety Business does not believe that these proceedings and claims will have a material adverse effect on its financial position, results of operations or cash flows.
3M will generally retain liability for any pending, threatened or unasserted legal matters related to the Food Safety Business that arise from or relate to the period prior to the completion of the Transactions, and will indemnify Neogen for any losses to the extent arising out of or resulting from such liabilities.

MARKET PRICE AND DIVIDEND INFORMATION
Certain Market Price and Dividend Information
Historical market price data for Garden SpinCo has not been presented because Garden SpinCo is currently a wholly owned subsidiary of 3M and there is no established trading market for Garden SpinCo common stock. Garden SpinCo common stock does not currently trade separately from 3M common stock.
3M common stock currently trades on the NYSE under the ticker symbol “MMM.” On December 13, 2021, the last trading day before the announcement of the Transactions, the closing price of 3M common stock was $174.58 per share. On August 3, 2022, the last practicable trading day for which information is available as of the date of this prospectus, the closing price of 3M common stock was $143.49 per share.
Neogen common stock currently trades on Nasdaq under the ticker symbol “NEOG.” On December 13, 2021, the last trading day before the announcement of the Transactions, the closing price of Neogen common stock was $40.12 per share. On August 3, 2022, the last practicable trading day for which information is available as of the date of this prospectus, the closing price of Neogen common stock was $22.18 per share.
Neogen Dividend Policy
Neogen has never declared or paid dividends on its common stock, and under the Merger Agreement Neogen is restricted from declaring or paying any dividends prior to the Closing. Any determination as to the future declaration of dividends will be made by the Neogen board in its sole discretion. Although Neogen does not presently intend to commence paying dividends following the Merger, the Neogen board may evaluate and consider its dividend policy from time to time based on a number of factors, including the result of Neogen’s operations, financial condition, future prospects, contractual and legal restrictions and other factors that the Neogen board considers relevant.
3M Dividend Policy
Declarations of dividends on 3M’s common stock are made at the discretion of the 3M board. Among other things, the 3M board evaluates business conditions and earnings. In each of February 2022 and May 2022, the 3M board declared a quarterly dividend of $1.49 per share (paid on March 12, 2022 and June 12, 2022, respectively), an increase compared to the declared dividends in 2021. 3M has experienced over 100 consecutive years of paying dividends to its stockholders and 64 consecutive years of annual increases in its dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF
NEOGEN AND THE FOOD SAFETY BUSINESS
On December 13, 2021, 3M Company (“3M”), Garden SpinCo Corporation (“Garden SpinCo”), currently a wholly owned subsidiary of 3M, Neogen Corporation (“Neogen”) and Nova RMT Sub, Inc., a wholly owned subsidiary of Neogen (“Merger Sub”), entered into the Merger Agreement and 3M, Garden SpinCo and Neogen entered into the Separation Agreement, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction (the “Transactions”). In connection with the Transactions, 3M will effect (i) the separation of the Food Safety Business from 3M’s other businesses under the Separation Agreement, (ii) the distribution, through either (a) an exchange offer whereby 3M offers to its stockholders the ability to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock will be immediately converted into the right to receive Neogen common stock (the “Exchange Offer”) and, if the Exchange Offer is not fully subscribed, a Clean-Up Spin-Off, or (b) if the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, and (iii) immediately thereafter, (a) the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo becoming a wholly owned subsidiary of Neogen and (b) the sale of certain assets directly from certain 3M subsidiaries to Neogen or to its subsidiaries under the Asset Purchase Agreement. As a result of and immediately following the Transactions, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. 3M stockholders that do not participate in this Exchange Offer will retain the shares of 3M common stock that they held prior to the Merger.
In connection with the Transactions, 3M, Neogen and Garden SpinCo have entered into or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. The following unaudited pro forma condensed combined financial information should be read in conjunction with the following financial statements and accompanying notes for the applicable periods:
•
the audited consolidated financial statements of Neogen as of and for the year ended May 31, 2022, which are included in Neogen’s Annual Report on Form 10-K for the year ended May 31, 2022, which is incorporated by reference in this prospectus;

•	the unaudited interim combined financial statements of the Food Safety Business as of and for the three months ended March 31, 2022, which are included elsewhere in this prospectus; and
•	the audited combined financial statements of the Food Safety Business as of and for the year ended December 31, 2021, which are included elsewhere in this prospectus.
The unaudited pro forma condensed combined financial information presented below is derived from the historical consolidated financial statements of Neogen and the historical combined financial statements of the Food Safety Business. The unaudited pro forma condensed combined financial information and the notes thereto have been prepared to illustrate the estimated effects of the Transactions in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Neogen has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. A description of the basis of presentation of these pro forma condensed combined financial information is included in Note 2, Basis of Presentation, to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information.
The unaudited pro forma condensed combined financial information does not purport to represent what the actual consolidated results of operations or financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or financial position of the combined company on a standalone basis.

As part of the larger 3M organization, the Food Safety Business has been able to receive services from 3M. Following the consummation of the Transactions, Neogen will need to replace these services either by providing them internally from Neogen’s existing services or by obtaining them from unaffiliated third parties. These services include certain operating and corporate level functions, the effective and appropriate performance of which is critical to the operations of the Food Safety Business and will be critical to the operations of the combined company following the consummation of the Transactions. At the Closing, Neogen will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business for a period of time following consummation of the Transactions, until the applicable term for each service has expired or has otherwise been terminated. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the historical combined financial statements of the Food Safety Business.
The Transactions have not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and their completion is subject to numerous conditions, including the completion of the Separation and the occurrence of certain other events contemplated by the Transaction Agreements, and thus there can be no assurances that the Transactions will be consummated. See “Risk Factors” for additional discussion of risk factors associated with the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of May 31, 2022
(in USD thousands)
	Historical		Transaction Accounting Adjustments
	Neogen	Food Safety Business after Reclassification Adjustments (Note 3)	Pre-Merger Adjustments	Notes	Merger Adjustments	Notes	Neogen Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$44,473	$—	$979,188	4a	$999,062	5, 6a	$24,599
Marketable securities	336,578	—	—		—		336,578
Accounts receivable	99,674	51,129	(51,129)	4b	—		99,674
Inventories	122,313	36,170	(25,345)	4b	2,796	5, 6b	135,934
Prepaid expenses and other current assets	23,760	5,176	(5,176)	4b	—		23,760
Total current assets	626,798	92,475	897,538		(996,266)		620,545

Property, plant and equipment	110,584	22,879	(2,638)	4b	—		130,825
Right-of-use assets	3,184	1,268	—		—		4,452
Goodwill	142,704	81,134	(81,134)	4b	1,238,382	5	1,381,086
Other intangible assets, net	107,503	3,092	(3,092)	4b	2,600,000	5, 6c	2,707,503
Deferred tax assets	—	3,836	(3,836)	4b	—		—
Other non-current assets	2,156	1,433	—		—		3,589
Total assets	$992,929	$206,117	$806,838		$2,842,116		$4,848,000
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$34,614	$10,084	$(10,084)	4b	$(11,377)	5, 6a	$23,237
Accrued compensation	11,123	1,305	(1,305)	4b	—		11,123
Income tax payable	2,126	—	—		—		2,126
Operating lease liabilities - current	—	—	—		—	—
Other accruals	29,981	3,896	(5,125)	4a, b	(9,157)	6e	19,595
Total current liabilities	77,844	15,285	(16,514)		(20,534)		56,081

Deferred income taxes	17,011	8	(8)	4b	546,000	5, 6d	563,011
Other non-current liabilities	10,700	901	—		—		11,601
Operating lease liabilities – non-current	—	—	—		—		—
Long-term debt	—	—	986,688	4a	—		986,688
Total liabilities	105,555	16,194	970,166		525,466		1,617,381

Shareholders' equity:
Common stock	17,248	—	—		17,323	5, 6e	34,571
Parent company net investment	—	233,561	(157,403)	4b	(76,158)	5, 6e	—
Additional paid-in capital	309,984	—	—		2,366,297	5, 6e	2,676,281
Accumulated other comprehensive income (loss)	(27,769)	(43,638)	—		43,638	5, 6e	(27,769)
Retained earnings	587,911	—	(5,925)	4a	(34,450)	6e	547,536
Total shareholders' equity	887,374	189,923	(163,328)		2,316,650		3,230,619

Total liabilities and shareholders' equity	$992,929	$206,117	$806,838		$2,842,116		$4,848,000
See the accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 108, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

Unaudited Pro Forma Condensed Combined Statement of Income
For the year ended May 31, 2022
(in USD thousands, except per share amounts; shares outstanding in thousands)
	Historical		Transaction Accounting Adjustments
	Neogen	Food Safety Business after Reclassification Adjustments (Note 3)	Pre-Merger Adjustments	Notes	Merger Adjustments	Notes	Neogen Pro Forma Combined
Revenues	$527,159	$374,492	$—		$—		$901,651
Cost of revenues	284,146	147,461	(2,229)	4c	10,371	6f	439,749
Gross margin	243,013	227,031	2,229		(10,371)		461,902

Operating expenses
Sales and marketing	84,604	55,228	—		—		139,832
General and administrative	82,742	29,322	(747)	4b	217,227	6g	328,544
Research and development	17,049	25,484	—		—		42,533
Total operating expenses (income)	184,395	110,034	(747)		217,227		510,909
Operating income (loss)	58,618	116,997	2,976		(227,598)		(49,007)

Other income (expense)
Interest income	1,267	—	—		—		1,267
Finance expense	—	—	—		(66,965)	6h	(66,965)
Other income (expense)	322	—	—		—		322
Total other income (expense)	1,589	—	—		(66,965)		(65,376)

Income (loss) before taxes	60,207	116,997	2,976		(294,563)		(114,383)
Provision for income taxes	11,900	23,812	589	6i	(58,324)	6i	(22,023)
Net income (loss)	$48,307	$93,185	$2,387		$(236,239)		$(92,360)

Net income (loss) per share available to common stockholders:
Basic	$0.45						$(0.43)
Diluted	$0.45						$(0.43)
Weighted average shares outstanding:
Basic	107,684						215,954
Diluted	108,020						215,954
See the accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 108, which are an integral part hereof. The pro forma adjustments are explained in the notes below.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1) DESCRIPTION OF TRANSACTIONS
On December 13, 2021, 3M, Garden SpinCo, Neogen and Merger Sub entered into certain definitive agreements, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction (the “Transactions”). In connection with the Transactions, 3M will effect (i) the separation of the Food Safety Business from 3M’s other businesses, (ii) the distribution, through either (a) an exchange offer whereby 3M offers to its stockholders the ability to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock will be immediately converted into the right to receive Neogen common stock (the “Exchange Offer”) and, if the Exchange Offer is not fully subscribed, a Clean-Up Spin-Off, or (b) if the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, and (iii) immediately thereafter, (a) the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo becoming a wholly owned subsidiary of Neogen and (b) the sale of certain assets directly from certain 3M subsidiaries to Neogen or to its subsidiaries under the Asset Purchase Agreement.
Contemporaneously with the execution of the Merger Agreement, 3M, Garden SpinCo and Neogen entered into the Separation and Distribution Agreement (the “Separation Agreement”), and 3M and Neogen entered into the Asset Purchase Agreement.
To effect the Merger, each share of Garden SpinCo common stock will be converted into the right to receive a number of shares of common stock, par value $0.16 per share, of Neogen in accordance with an exchange ratio set forth in the Merger Agreement. In addition, prior to or substantially concurrently with the effective time of the Merger, Garden SpinCo and Neogen expect to transfer aggregate consideration (consisting of cash and debt securities) to 3M valued at $1,000.0 million, as adjusted by certain items as described in the Separation Agreement (such consideration, together with the shares of common stock of Neogen described in the immediately preceding sentence, collectively “Merger Consideration”). The Merger Consideration has been estimated to be valued at approximately $3,327.7 million and is subject to certain adjustments set forth in the Merger Agreement related to the treatment and conversion of certain LTI awards and other cash adjustments. On completion of the Merger, pre-Merger Neogen shareholders will collectively own approximately 49.9% and pre-Merger Garden SpinCo stockholders will collectively own approximately 50.1% respectively of the issued and outstanding shares of Neogen common stock.
The Transactions are structured using a Reverse Morris Trust transaction structure. This transaction structure allows a parent company (in this case, 3M) to divest a subsidiary (in this case, Garden SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders (in this case, 3M’s distribution of the SpinCo common stock to 3M’s stockholders in the Distribution, which may be completed either by an Exchange Offer and a potential Clean-Up Spin-Off or a pro rata distribution of SpinCo common stock) in a transaction that is generally tax-free under Section 355 of the Code. The distributed subsidiary then combines with a third party (in this case, Merger Sub through the Merger). Such a transaction can qualify as generally tax-deferred for U.S. federal income tax purposes for the parent company and its stockholders if the transaction structure meets the applicable requirements, including that the parent company stockholders own more than 50% of the stock of the combined entity immediately after the business combination. For information about the material tax consequences resulting from the Transactions, see “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”
The parties determined to employ a Reverse Morris Trust transaction structure for the Transactions because, among other things, it provides a tax-efficient method to combine Neogen and the Food Safety Business. This offers an economic benefit to the parties relative to a taxable transaction structure.
The Exchange Ratio in the Merger Agreement is fixed to result in the number of shares of Neogen common stock that will ultimately be issued to former Garden SpinCo stockholders in the Merger being the number of shares that will result in Garden SpinCo stockholders owning, in the aggregate, approximately 50.1% of the total number of shares of Neogen common stock issued and outstanding immediately following the Merger. As a result, it is expected that, regardless of whether the shares of Garden SpinCo common stock are distributed through an Exchange Offer, with or without a Clean-Up Spin-Off, or on a pro rata basis to 3M stockholders in a spin-off, the number of shares of Neogen common stock that will ultimately be issued in the Merger will remain the same and 3M's election to complete the distribution by way of an Exchange Offer or a pro rata spin-off does not affect the unaudited pro forma condensed combined financial information presented herein.
The Transactions are subject to the approval by Neogen’s stockholders of the issuance of Neogen shares in the Transactions and certain other transaction-related proposals and the satisfaction of certain closing conditions, including regulatory approvals. The Transactions are expected to be completed in the third quarter of calendar year 2022.
2) BASIS OF PRESENTATION
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X after giving effect to the Transactions and related adjustments and have been derived from the historical financial statements of Neogen and the Food Safety Business. The unaudited pro forma condensed combined balance sheet combines the historical condensed consolidated balance sheet of Neogen as of May 31, 2022 and the historical combined balance sheet of the Food Safety Business as of March 31, 2022, giving effect to the Transactions as if they had occurred on May 31, 2022. The unaudited pro forma condensed combined statement of income for the year ended May 31, 2022 combines the historical consolidated statement of income of Neogen for the year ended May 31, 2022 and the historical combined statement of income of the Food Safety Business for the twelve months ended March 31, 2022, in each case giving effect to the Transactions as if they had occurred on June 1, 2021. The historical combined financial information of the Food Safety Business used to prepare the pro forma financial information (and, therefore, the unaudited pro forma condensed combined financial information presented herein) reflects the assets, liabilities and operations of the Food Safety Business to be transferred to Neogen pursuant to both the Separation Agreement and the Asset Purchase Agreement.
The unaudited pro forma condensed combined statement of income for the twelve months ended March 31, 2022 of the Food Safety Business has been derived by taking the audited combined statement of income for the year ended December 31, 2021, subtracting the unaudited combined financial information for the three months ended March 31, 2021 and adding the unaudited combined statement of income for the three months ended March 31, 2022.
The fiscal year end of Neogen is May 31 and the fiscal year end of the Food Safety Business is December 31. The unaudited pro forma condensed combined financial information has been prepared utilizing period ends that are within one fiscal quarter, as permitted by Rule 11-02 Regulation S-X.
As discussed in the accompanying notes to the combined financial statements of the Food Safety Business included elsewhere in this prospectus, the Food Safety Business historical balance sheet and historical income statements (collectively the “Food Safety Business historical financial statements”) have been prepared on a “carve-out” basis from 3M consolidated financial statements using the historical results of operations, assets and liabilities of the Food Safety Business and include allocations of expenses from 3M. The allocations and estimates in such financial statements are based on assumptions that 3M’s management believes are reasonable, in the aggregate. As a result, the Food Safety Business’ historical financial statements may not necessarily reflect what its financial condition and results of operations would have been had the Food Safety Business been an independent, stand-alone entity during the periods presented.
The unaudited pro forma financial information has been compiled in a manner consistent with the accounting policies adopted by the Food Safety Business and is consistent with the accounting policies of Neogen, however, certain adjustments have been made to conform the Food Safety Business historical combined financial information to the presentation in the Neogen historical balance sheet and Neogen income statements. Upon completion of the Merger, Neogen management will conduct a final review of the Food Safety Business’ accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of the Food Safety Business’ results of operations, assets or liabilities to conform to Neogen’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information presents the combination of the historical financial information of Neogen and the Food Safety Business adjusted to give effect to the Transactions, including the Merger to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), in accordance with United

States Generally Accepted Accounting Principles (“U.S. GAAP”), with Neogen being considered the accounting acquirer of the Food Safety Business. Under the acquisition method of accounting, the purchase price is allocated to the Food Safety Business’ identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to the Food Safety Business. Following the completion of the Transactions, Neogen expects to complete the purchase price allocation considering the appraisal of the Food Safety Business’ assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The purchase price utilized in the allocation will be based on the closing price of Neogen’s common stock immediately prior to closing and cash transferred as part of the Transactions. The final purchase price allocation will be different than that reflected in the preliminary pro forma purchase price allocation presented herein, and these differences could have a material impact on the accompanying unaudited condensed combined pro forma financial information and the future results of operations and financial results of the combined company.
The unaudited pro forma financial information has not been adjusted to give effect to certain expected financial benefits of the Transactions, such as tax savings, cost synergies or revenue enhancements, or the anticipated costs to achieve these benefits, including the cost of integration or restructuring activities. Neogen has elected not to present Management’s Adjustments and only presents Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.
At the consummation of the Transactions, Neogen will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business for a period of time following consummation of the Transactions, until the applicable term for each service has expired or has otherwise been terminated. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the historical combined financial statements of the Food Safety Business.
The pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma financial information, which management believes are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the actual combined financial information would have been if the Transactions and related financing actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the proposed Transactions are completed, the actual adjustments to the consolidated financial statements of Neogen will depend on a number of factors and actual results may differ materially from the assumptions within the accompanying unaudited pro forma financial information.
3) PRESENTATION RECLASSIFICATION ADJUSTMENTS
Certain reclassifications have been made on a preliminary basis to the Food Safety Business historical balance sheet and historical income statements included within the unaudited pro forma condensed combined financial information to conform to the financial statement presentation of Neogen. The following tables indicate the reclassification and conforming adjustments made for the purpose of the unaudited pro forma condensed combined financial information included in this prospectus.

Food Safety Business Condensed Combined Balance Sheet Reclassifications
As of March 31, 2022
(in USD thousands)
	Historical Food Safety Business	Reclassification Adjustments	Notes	Historical Food Safety Business after Reclassification Adjustments
Assets
Current assets:
Accounts receivable	$51,129	$—		$51,129
Inventories	36,170	—		36,170
Prepaid expenses and other current assets	5,176	—		5,176
Total current assets	92,475	—		92,475

Property, plant and equipment	22,879	—		22,879
Right-of-use assets	1,268	—		1,268
Goodwill	81,134	—		81,134
Other intangible assets, net	3,092	—		3,092
Deferred tax assets	3,836	—		3,836
Other non-current assets	1,433	—		1,433
Total assets	$206,117	—		$206,117

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$10,084	—		$10,084
Accrued compensation	1,305	—		1,305
Operating lease liabilities - current	346	(346)	a	—
Other accruals	3,550	346	a	3,896
Total current liabilities	15,285	—		15,285

Deferred income taxes	8	—		8
Other non-current liabilities	—	901	b	901
Operating lease liabilities – non-current	901	(901)	b	—
Long-term debt	—	—		—
Total liabilities	16,194	—		16,194

Shareholders' equity:
Common stock	—	—		—
Parent company net investment	233,561	—		233,561
Additional paid-in capital	—	—		—
Accumulated other comprehensive income (loss)	(43,638)	—		(43,638)
Retained earnings	—	—		—
Total shareholders' equity	189,923	—		189,923
Total liabilities and shareholders' equity	$206,117	—		$206,117

Food Safety Business Condensed Combined Statement of Income Reclassifications
For the twelve months ended March 31, 2022
(in USD thousands)
	Historical Food Safety Business	Reclassification Adjustments	Notes	Historical Food Safety Business after Reclassification Adjustments
Revenues	$—	$374,492	d	$374,492
Net sales	374,492	(374,492)	d	—
Cost of revenues	—	147,461	d	147,461
Gross margin	374,492	(147,461)		227,031

Operating Expenses
Cost of sales	147,461	(147,461)	d	—
Sales and marketing	—	55,228	c	55,228
General and administrative	—	29,322	c	29,322
Selling, general and administrative	84,550	(84,550)	c	—
Research and development	—	25,484	d	25,484
Research, development and related expenses	25,484	(25,484)	d	—
Total operating expenses (income)	257,495	(147,461)		110,034

Income (loss) before taxes	116,997	—		116,997
Provision for income taxes	23,812	—		23,812
Net income (loss)	$93,185	—		$93,185
Balance sheet items:
a)
Reflects a presentation conforming adjustment to reclassify operating lease liabilities – current, which is presented separately on the face of the Food Safety Business historical balance sheet to other accruals, as presented on the face of the Neogen historical balance sheet.

b)
Reflects a presentation conforming adjustment to reclassify operating lease liabilities – non-current, which is presented separately on the face of the Food Safety Business historical balance sheet to other non-current liabilities, as presented on the face of the Neogen historical balance sheet.

Statement of income items:
c)
Reflects a presentation conforming adjustment to reclassify sales and marketing expenses recorded in selling, general and administrative expenses in the Food Safety Business historical income statements that are presented separately on the face of the Neogen historical income statements.

d)
Reflects presentation conforming adjustments to reclassify certain line items of the historical Food Safety Business combined statement of income in conformity with the presentation of Neogen’s historical income statements such as net sales to revenues, cost of sales to cost of revenue and research, development and related expenses to research and development.

4) PRE-MERGER ADJUSTMENTS
In accordance with the Separation Agreement and Merger Agreement, there are certain transactions that are required to occur prior to the effective time of the Merger as well as certain assets that will not be acquired and certain liabilities that will not be assumed as part of the Merger. Therefore, the following adjustments are included in the unaudited pro forma condensed combined balance sheet and in the unaudited pro forma condensed combined statements of income to reflect the impact of inclusion or exclusion of these costs, assets and liabilities, as necessary:
a)	Debt
Prior to or substantially concurrently with the effective time of the Merger, Garden SpinCo and Neogen expect to transfer aggregate consideration to 3M valued at $1,000.0 million as adjusted by certain items provided under the Separation Agreement. Garden SpinCo and Neogen are expected to finance the transfer through the issuance by Garden SpinCo of $1,000.0 million of newly issued debt (the “Neogen Debt”) which, pursuant to ASC 805, will be treated as consideration transferred by Neogen in the Merger.
The Neogen Debt is assumed to consist of (i) the Notes in the aggregate amount of $350.0 million with maturities of 8 years bearing interest at the rate of 8.625% per annum, and (ii) 5-year senior secured term loans under a term loan facility of up to $650.0 million bearing interest at the secured overnight financing rate (“SOFR”) plus a term premium (the “Term Loan Facility”) (collectively “Permanent Financing”). On December 13, 2021, Garden SpinCo entered into a debt commitment letter with JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA to provide Garden SpinCo up to $1,000.0 million under a 364-day senior secured bridge facility, which will be made available to Garden SpinCo if the Permanent Financing is unavailable on or prior to the date of the consideration described above is transferred to 3M. In connection with Garden SpinCo's entry into the Senior Secured Credit Agreement, on June 30, 2022 Garden SpinCo terminated $650.0 million in aggregate principal amount of the commitments under the bridge facility. On July 20, 2022, the remaining commitments under the bridge facility were terminated. Debt issuance costs of $13.3 million that have been or are expected to be incurred for the Permanent Financing will be amortized over the respective terms of the debt and financing fees of $7.5 million ($5.9 million, net of tax), that have been incurred for the bridge facility will be expensed as incurred.
The following pro forma adjustments have been recorded in the unaudited pro forma condensed combined balance sheet in relation to the Permanent Financing:
As of May 31, 2022
Notes	350,000
Term Loan Facility	650,000
Debt issuance costs	(13,312)
Pro forma adjustments to long-term debt	986,688
These agreements, assumptions and expectations are subject to change and the debt issuance cost to be incurred, and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing and inputs to interest rate determination on debt instruments issued.
b)
Reflects a net decrease of $157.4 million to specifically excluded net working capital balances, tax related assets and liabilities, property, plant and equipment and intangible assets as of May 31, 2022 that will not be transferred to Neogen as part of the Merger as provided in the Separation Agreement and the Asset Purchase Agreement, consisting of $51.1 million of accounts receivable, $25.3 million of inventories, $5.2 million of prepaid expenses and other current assets, $2.6 million of property, plant and equipment, $81.1 million of goodwill, $3.1 million of other intangible assets, $3.9 million of deferred tax assets – non-current, $10.1 million of accounts payable, $1.3 million of accrued compensation, $3.5 million of other accruals and $0.01 million in deferred income taxes, with a corresponding decrease to parent company net investment.

Further, an adjustment of $0.7 million was made to general and administrative expenses to reflect the corresponding impact to depreciation expense on the decrease of property, plant, and equipment.
c)	Reflects an adjustment of $2.2 million to cost of revenues for royalties related to products that will continue to be paid by 3M after the Merger.
Management is currently in the process of assessing the impact of various other separation related items as described in the Separation Agreement on the unaudited pro forma condensed combined financial information and therefore no pro forma adjustment has been included with regards to such items as such amounts are not currently estimable or factually supportable.

5) ESTIMATED PRELIMINARY PURCHASE ALLOCATION
The unaudited pro forma combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of the Food Safety Business based on management’s best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities.
The following table represents the preliminary estimate of the purchase price allocation in the Merger (in USD thousands, except share and per share data):
Purchase Price Allocation
Estimated number of shares of Neogen common stock issued and outstanding	107,837,730
Share issuance ratio(i)	1.00400802
Estimated number of shares to be issued to 3M stockholders	108,269,946
Neogen common stock price(ii)	$22.01
Estimated fair value of equity shares to be issued	$2,383,022
Aggregate consideration to 3M(iii)	1,000,000
Estimated net working capital adjustment	(55,922)
Estimated fair value of long-term incentive (“LTI”) replacement awards	598
Estimated total Merger Consideration(iv)	$3,327,698
Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of the Food Safety Business historical balance sheet	$189,923
Less: Pre-Merger adjustments of net assets acquired as of May 31, 2022	(157,403)
Net book value of net assets acquired as of May 31, 2022	32,520
Adjustments to fair value:
Increase in inventories	2,796
Identifiable intangible assets	2,600,000
Deferred tax liabilities	(546,000)
Total goodwill	$1,238,382
i.
The number of shares of Neogen common stock to be issued is equal to the greater of (x) 108,185,928 or (y) the product of (i) the number of shares of Neogen Common Stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (ii) 1.00400802.

ii.	Represents Neogen’s stock price as of July 22, 2022.
iii.
Represents the sum total of (a) an amount of cash (not to be less than $465 million) determined in accordance with the Separation Agreement, (b) $181.6 million in cash payable by Neogen to 3M pursuant to the Asset Purchase Agreement plus the amount of cash paid in consideration of any other separately conveyed assets and (c) an aggregate principal amount of Garden SpinCo debt securities equal to $1,000 million (plus or minus any applicable working capital adjustment determined in accordance with the Separation Agreement) minus the amounts paid pursuant to the foregoing clauses (a) and (b).

iv.
The Merger Consideration will be determined, in part, based on the total number of shares of Neogen common stock that will be issued to former Garden SpinCo stockholders in the Merger. Because the Exchange Ratio in the Merger Agreement is fixed to result in the number of shares of Neogen common stock that will ultimately be issued in the Merger being equal to the number that will result in former Garden SpinCo stockholders holding, in the aggregate, 50.1% of the total number of shares of Neogen common stock issued and outstanding immediately following the Merger, the Merger Consideration is not expected to be impacted by whether or not 3M elects to distribute the Garden SpinCo common stock to 3M stockholders in a pro rata spin-off or an Exchange Offer (including any Clean-Up Spin-Off).

The Merger Consideration will depend on the market price of Neogen’s common stock when the Merger is completed. The respective equity and cash components of the Merger Consideration will be contingent on the number of shares held by third parties and the number of LTI replacement awards on the closing date of the Merger. Neogen believes that a 10% fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on the Merger Consideration would be $238.3 million with a corresponding increase or decrease to goodwill.
Under the acquisition method of accounting, the Food Safety Business’ assets and liabilities will be recognized at fair value at the date of the completion of the Merger and combined with the historical carrying amounts of the assets and liabilities of Neogen. The pro forma purchase price allocation presented above has been developed based on preliminary estimates of the fair values of the assets acquired and liabilities assumed, including estimates of the fair value of inventories and identifiable intangible assets acquired.
There has been no determination as to the fair value of property, plant and equipment and operating lease right-of-use assets based on information received to date. As such, the historical carrying value has been used in the preliminary purchase price allocation reflected in the unaudited pro forma consolidated balance sheet as of May 31, 2022. No adjustment was made to the unaudited pro forma consolidated statements of income, but any difference between the fair value and the historical carrying value would have a direct impact to future earnings through depreciation expense.
Goodwill is calculated as the difference between the acquisition date fair value of the merger consideration expected to be transferred and the preliminary values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized and is not deductible for tax purposes. Goodwill could materially change based on changes in estimates in the fair value of the assets acquired and liabilities assumed.
The estimated values of the assets acquired and liabilities assumed will remain preliminary until after the closing of the Merger, at which time Neogen will determine the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the Merger closing date. The final amounts allocated to assets acquired and liabilities assumed could differ materially from the amounts presented.
6) MERGER ADJUSTMENTS
The pro forma adjustments are based on Neogen’s preliminary estimates and assumptions of the Food Safety Business that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:
Adjustments to the pro forma condensed combined balance sheet
a)	Cash and cash equivalents
Reflects the pro forma adjustment to cash representing the sources and uses of cash as if the Transactions had occurred on May 31, 2022, as follows (in USD thousands):
Sources of Funds		Uses of Funds
Term Loan Facility	$ 650,000	Merger consideration(i)	$ (55,922)
Senior unsecured notes	350,000	Cash consideration to 3M(ii)	1,000,000

		Estimated transaction fees and expenses(iii)	54,984
Total sources	$1,000,000	Total uses	$999,062
i.	Represents the estimated cash consideration received from 3M as a result of the net working capital payment adjustment as included in the Separation Agreement.
ii.
Represents aggregate consideration to 3M valued at $1,000.0 million, based on the sum total of (a) an amount of cash (not to be less than $465 million) determined in accordance with the Separation Agreement, (b) $181.6 million in cash payable by Neogen to 3M pursuant to the Asset Purchase Agreement plus the amount of cash paid in consideration of any other separately conveyed assets and (c) an aggregate principal amount of Garden SpinCo debt securities equal to $1,000.0 million minus the amounts paid pursuant to the foregoing clauses (a) and (b) minus the net working capital adjustment pursuant to the foregoing clause ii.

iii.
Represents the estimated fees and expenses associated with the Transactions in the aggregate amount of approximately $55.0 million, including advisory fees and other transaction costs and professional fees of which $11.4 million has already been recognized as of May 31, 2022 in the historical consolidated financial statements of Neogen.

The sources and uses of cash have been presented net in cash and cash equivalents in the unaudited pro forma condensed combined balance sheet. The net amount of $0.9 million is an increase to the working capital of Neogen.
b)	Inventories
Reflects an increase of $2.8 million to the carrying value of the Food Safety Business’ inventory to adjust it to its preliminary estimated fair value based on the estimated selling price of the inventory less a normal profit margin.
c)	Intangible assets
Reflects the identifiable intangible assets in the amount of $2,600.0 million, which represent trade name, customer relationships and developed technology acquired at the close of the Transactions. The fair values of the identifiable intangible assets acquired are based on preliminary estimates using assumptions that are believed to be reasonable and based on information that is currently available. A full valuation will be completed upon the Merger and differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma condensed combined financial information.
d)	Deferred tax liabilities
Reflects an increase to deferred tax liabilities in the amount of $546.0 million primarily related to the calculated tax effect of the fair value adjustments for non-deductible intangible assets, using the U.S. statutory tax rate of 21.0%. The intangible value may be allocated to countries with tax rates that differ from 21.0% and these differences could have a material impact on the unaudited pro forma condensed combined financial information.
e)	Total equity
Adjustments to equity reflect a net increase in the amount of $2,316.6 million, consisting of:
i.
an increase in equity to reflect the non-cash estimated share consideration issued by Neogen in the amount of $2,383.0 million of which $17.3 million of equity was issued at par value and $2,365.7 million of equity was issued in excess of par value and $0.6 million of non-cash equity consideration from the fair value of LTI replacement awards;

ii.
a decrease in equity to reflect the elimination of the Food Safety Business’ historical equity of $76.2 million after the adjustment related to the exclusion of $157.4 million in certain assets and liabilities that will not be transferred as part of the Merger;

iii.	an increase in equity to reflect the elimination of the Food Safety Business’ historical accumulated other comprehensive income (loss) of $43.6 million; and
iv.	a decrease in retained earnings of $34.4 million, net of tax, to reflect the additional transaction costs incurred.
Adjustments to the pro forma condensed combined statements of income
f)	Cost of revenues
Reflects an increase to cost of revenues in the amount of $2.8 million related to the fair value adjustment in inventories that is expected to be sold within one year of the acquisition date as well as the service fee related to the contract manufacturing services for certain products that is expected to be provided by 3M under the terms of the Transition Contract Manufacturing Agreement in the amount of $7.6 million.

g)	General and administrative
Adjustments to general and administrative, which are detailed further down below, increase expense by $217.2 million consisting of a $173.3 million adjustment for non-cash amortization of intangible assets, $43.6 million of additional estimated fees and expenses associated with the Transactions and $0.3 million of additional non-cash stock-based compensation expense associated with the incremental fair value of the unvested LTI awards replaced on the closing date of the Merger.
i.	Amortization of intangible assets
The following table summarizes the estimated fair values of the Food Safety Business’ identifiable intangible assets and their estimated useful lives and amortization expense based on a straight-line method:
	Estimated fair value	Estimated useful life (in years)	Amortization expense for the year ended May 31, 2022
Finite lived intangible assets
Trade Names	400,000	10-20 years	26,666
Customer Relationships	1,800,000	10-20 years	120,000
Developed Technology	400,000	5-25 years	26,667
Pro forma adjustment	2,600,000		173,333
A 10% change in the valuation of intangible assets would cause corresponding increases or decreases in the balance of goodwill and deferred taxes and would also cause a corresponding increase or decrease in the amortization expense by approximately $17.3 million.
ii.	Transaction fees and expenses
Represents the additional estimated non-recurring fees and expenses to be incurred associated with the Transactions in the aggregate amount of approximately $43.6 million, including advisory fees, professional fees and other transaction related costs.
iii.	Stock based compensation
Represents the additional estimated expenses associated with the incremental fair value of the unvested LTI awards replaced on the closing date of the Merger in the amount of $0.3 million.
iv.	Transition Arrangements
The Food Safety Business historical income statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. These expenses have been allocated to the Food Safety Business based on direct usage or benefit where available, with the remainder allocated pro-rata based on revenue or other activity-based measures. Management of the Food Safety Business consider these allocations to be an overall reasonable reflection of the utilization of services by, or the benefits provided to, the Food Safety Business, in the aggregate. The allocations may not, however, reflect the expenses the Food Safety Business would have incurred as a standalone company for the periods presented. Following the Transactions, certain functions such as information technology and infrastructure will be performed by Neogen and/or third-party service providers. For an interim period, however, some of these functions will continue to be provided by 3M under certain Transition Arrangements. Neogen may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the Food Safety Business currently receives from 3M. The costs for these services could in the aggregate be higher than the combination of Neogen’s current costs and those reflected in the Food Safety Business historical income statements.
The Clean-Trace Distribution Agreement provides for Garden SpinCo, which will be a subsidiary of Neogen, to manufacture and supply certain products to 3M following the Closing, and for 3M to distribute and resell such products (on a non-exclusive basis) for use in certain healthcare applications or to certain existing customers of 3M’s other divisions (other than the Food Safety Business) pursuant to existing contracts. Neogen has not reflected a transaction accounting adjustment within the unaudited pro forma condensed combined financial information for this agreement because the consideration that will be exchanged under the agreement is not readily determinable and so any adjustment would not be factually supportable. Neogen made such determination because (i) 3M will not be required to purchase any products from Garden SpinCo pursuant to the agreement and any products ultimately purchased under the agreement will be contingent on the execution of purchase orders by 3M, (ii) the amount of any revenue that may be received by Neogen for products sold under the agreement will be dependent on the volume and type of products that are ultimately purchased for resale by 3M, and (iii) to the extent that 3M sells any products purchased under the agreement to any end customer, the amount of the distribution fee that Neogen will be required to pay to 3M under the agreement will be determined based on the weighted average sales price for the types of products that are ultimately sold, which prices have not yet been determined. The parties do not expect that an accounting adjustment will become determinable prior to the Closing.
h)	Finance expense
Reflects a net increase in incremental interest expense, calculated using the simple interest rate method, of $67.0 million related to the Permanent Financing based on the weighted-average interest rate of approximately 5.76% including the non-cash amortization of the debt issuance costs and financing fees for the bridge facility.
For each increase or decrease in interest rates of 0.125% related to the assumed $650.0 million Term Loan Facility to be issued on a pro forma basis as part of the Transactions, annual interest expense would increase or decrease by approximately $0.8 million.
i)	Income tax expense
Reflects the calculated tax effect of the pro forma adjustments at an estimated pro forma effective tax rate of 19.8% based on the weighted average statutory tax rate of the jurisdictions expected to be impacted for the period. The effective tax rates for pro forma purposes have been determined without consideration of possible limitations on utilizing net operating losses and interest expense deductibility relating to the Tax Cuts and Jobs Act. The total effective tax rate of the combined company could also be significantly different depending on the post-Merger geographical mix of income and other factors. The actual tax effects of the Transactions will differ from the pro forma adjustments, and the differences may be material. The pro forma adjustments do not consider the impact of the changes to legislation due to the ongoing outbreak of the COVID-19 pandemic.
7) PRO FORMA LOSS PER SHARE
The pro forma loss per share of Neogen common stock has been calculated based on the estimated weighted average number of shares of Neogen’s common stock that would have been outstanding on a pro forma basis. The pro forma weighted average number of shares outstanding was derived using Neogen’s historical weighted average number of shares outstanding after giving effect to the preliminary estimated number of shares of Neogen common stock to be issued as part of purchase consideration calculated pursuant to the Merger Agreement. For the purposes of the pro forma loss per share calculations, the shares issued in connection with the Merger were considered issued and outstanding as of June 1, 2021. Pro forma loss per share calculations do not consider the dilutive impact of issuance of common stock to equity award holders from the exchanges of equity awards on the date of the Merger as such inclusion would be anti-dilutive, as well as any dilutive impact from stock options and restricted share units issued by Neogen. As a result of the pro forma net loss, the loss per share amounts excludes the dilutive impact of the 251,677 equity awards assumed to be exchanged on the date of the Merger as well as 336,000 shares for the dilutive impact of Neogen’s stock options and restricted share units. Per share information for the Food Safety Business is not presented because the Food Safety Business did not have outstanding capital stock since its historical combined financial statements have been prepared on a carve-out basis.

The following table presents the calculation of pro forma combined basic and diluted net loss per share of Neogen common stock (in thousands, except per share amounts):
Year ended May 31, 2022
Pro forma net (loss) attributable to common stockholders	(92,360)
Weighted average number of Neogen shares outstanding – basic	107,684
Neogen shares to be issued to 3M stockholders as part of purchase consideration	108,270
Pro forma weighted average number shares outstanding — basic and diluted	215,954
Pro forma net (loss) per share of common stock — basic and diluted	$(0.43)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of the financial statements of the Food Safety Business with a narrative from the perspective of management. The MD&A is presented in five sections:
•	Overview
•	Results of Operations
•	Financial Condition and Liquidity
•	Other Matters
•	Quantitative and Qualitative Disclosures About Market Risk
The MD&A should be read in conjunction with the combined annual and interim financial statements and accompanying notes of the Food Safety Business included elsewhere in this prospectus. The MD&A includes forward-looking statements that may involve risks and uncertainties that could cause results to differ materially from those projected. For additional information, refer to the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 69 and “Risk Factors” beginning on page 46).
Overview
The Food Safety Business is a global leader in food safety solutions, protecting the health of consumers and the brands of its customers by providing cost-effective solutions in detecting food contamination in commercial food products. For additional information about the Food Safety Business please refer to the section entitled “Information About the Food Safety Business.”
The Food Safety Business has one operating and reportable segment and has been historically managed as part of 3M’s Healthcare Business Group.
The management team of Food Safety Business believes the assumptions underlying the preparation of the combined financial statements of Food Safety Business included elsewhere in this prospectus are reasonable. However, these financial statements may not necessarily reflect the Food Safety Business’s results of operations, financial position and cash flows in the future or what they would have been had the Food Safety Business been a standalone company.
Reverse Morris Trust Transaction
On December 13, 2021, 3M, Garden SpinCo, Neogen and Merger Sub entered into certain definitive agreements, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction. For additional information, refer to the sections entitled “The Transactions” and “The Transaction Agreements.”
Consideration of COVID-19
The Food Safety Business is impacted by the global pandemic and related effects associated with the coronavirus (COVID-19). For additional information, please refer to associated risk factors, which can be found in the section entitled “Risks Related to the Combined Company’s Business Following the Transactions” included elsewhere in this prospectus.
Overall, the impact of the COVID-19 pandemic on the Food Safety Business’s combined results of operations was primarily driven by factors related to changes in demand for products and disruption in global supply chains. Some factors increased the demand for Food Safety Business products such as the hygiene monitoring line of products to test surfaces for existence of living material, while other product lines were negatively impacted as a result of decreased demand from customers managing restaurants, bars and other institutional food service markets. As COVID-19 lockdowns eased and markets began to re-open in 2021, the Food Safety Business’s demand recovered in 2021 with year-on-year sales growth.

While it is not feasible to identify or quantify all the other direct and indirect implications on the Food Safety Business’s results of operations, below are factors that the Food Safety Business believes have also affected its results for the periods presented:
•	Increased raw materials and logistics costs from ongoing COVID-19 related global supply chain challenges.
•	Cost management in discretionary spending in areas such as travel, professional services, and advertising/merchandizing resulting in lower spending in 2020.
•	Lower incentive compensation expense in 2020.
•	Period expenses of unabsorbed manufacturing costs in 2020.
Due to the speed with which the COVID-19 situation is developing and evolving, including related disruptions in supply chain, labor availability and raw material inflation, the Food Safety Business is not able at this time to predict the extent to which the COVID-19 pandemic may have an effect on its combined results of operations or financial condition. As of March 31, 2022, the impact of COVID-19 including raw material, component and labor shortages, inflation, or other supply chain disruptions have not had a material impact on our outlook or operating goals for the Food Safety Business.
Basis of presentation
The combined financial statements of the Food Safety Business discussed in this MD&A have been derived from 3M’s accounting records as if the Food Safety Business’s operations had been conducted independently from those of 3M and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. For all periods presented, the Food Safety Business existed as part of several legal entities of 3M with no separate legal status. The financial statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. The financial statements may not be indicative of the Food Safety Business’s future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had it operated as an independent company during the periods presented.
Prior to the closing of the Transactions, the Food Safety Business’s operating results have been included in 3M’s various consolidated U.S. federal and certain state income tax returns, as well as non-U.S. returns. The Food Safety Business combined financial statements reflect income taxes under the separate return method. Under this approach, income tax expense and deferred tax assets and liabilities are determined as if the Food Safety Business filed separate returns for the years presented.
For further descriptions of the Food Safety Business and the underlying basis of presentation, see the notes to the Food Safety Business’s combined interim and annual financial statements, included elsewhere in this prospectus. You should read this discussion in conjunction with the historical consolidated financial statements of 3M as referenced herein.
Comparison of the Three Months Ended March 31, 2022 to March 31, 2021
Net Sales
(In thousands of U.S. dollars)	March 31, 2022	March 31, 2021	2022 vs 2021
Net sales	$91,621	$85,517	7.1%
Net sales increased during the three months ended March 31, 2022 as compared to the same period in 2021. The increase in net sales was largely driven by a recovery in demand for indicators and pathogen products aligning with the recovery of broader food markets. The increase in sales includes a year-on-year decrease of 3.0% from currency translation impacts.

Operating Expenses
(In thousands of U.S. dollars)	March 31, 2022	March 31, 2021	2022 vs 2021
Cost of sales	$36,229	$32,116	12.8%
Selling, general and administrative expenses (SG&A)	22,111	19,964	10.7%
Research, development and related expenses (R&D)	6,335	6,036	5.0%
Total operating expenses	$64,675	$58,116	11.3%
Cost of Sales:
Cost of sales includes manufacturing, engineering and freight costs. Measured as percent to sales, cost of sales was 39.5% and 37.6% in the three months ended March 31, 2022 and 2021 respectively.
Cost of sales, measured as a percent of sales, increased 190 basis points for the three months ended 2022 due to higher raw material, logistics and outsourced manufacturing costs driven by global supply chain challenges.
Selling, General and Administrative:
SG&A costs increased for the three months ended March 31, 2022 when compared to the same period in 2021. The increase was driven primarily by higher compensation and benefit costs from additionalresources added throughout 2021 as markets recovered and spending on key growth initiatives.
Research, Development and Related Expenses:
R&D increased for the three months ended March 31, 2022 when compared to the same period in 2021. The Food Safety Business continued to invest in key initiatives, including R&D aimed at disruptive innovation programs in addition to expansion of customer-facing application engineers.
Operating Income
(In thousands of U.S. dollars)	March 31, 2022	March 31, 2021	2022 vs 2021
Operating Income	$26,946	$27,401	(1.7)%
Operating income measured as percent to sales was 29.4% and 32.0% in the three months ended March 31, 2022 and 2021 respectively. Operating income measured as a percent of sales, decreased 260 basis points in the three months ended March 31, 2022 compared to the same period in 2021 primarily due to raw material, logistics and outsourced manufacturing cost inflation.
Provision for Income Taxes
(Percent of pre-tax income)	March 31, 2022	March 31, 2021
Effective tax rate	21.0%	20.3%
The effective tax rate for the three months ended March 31, 2022 was 21.0%, compared to 20.3% for the three months ended March 31, 2021, an increase of 70 basis points, which is primarily due to the geographic mix of earnings with differing statutory tax rates.
Comparison of Results of Operations for the year ended December 31, 2021, the year ended December 31, 2020, and the year ended December 31, 2019
Net Sales
(In thousands of U.S. dollars)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Net sales	$368,388	$336,764	$337,088	9.4%	(0.1)%

Net sales increased during 2021 as compared to 2020. The increase in net sales was largely driven by a recovery in demand for indicators and pathogens products aligning with recovery of broader food markets as well as launching the PetrifilmTM Plate Reader Advanced. The increase in sales includes a year-on-year increase of 1.2% from currency translation impacts.
Net sales decreased slightly during 2020 as compared to 2019. The decrease in net sales was largely driven by decreased demand from customers managing restaurants, bars and other institutional food service providers due to pandemic restrictions. This decrease was partially offset by growth in the hygiene monitoring product line to test surfaces for existence of living material. The decrease in sales includes a year-on-year decrease of 1.5% from currency translation impacts.
Operating Expenses
(In thousands of U.S. dollars)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Cost of sales	143,348	127,027	121,302	12.8%	4.7%
Selling, general and administrative expenses (SG&A)	82,403	71,698	78,776	14.9%	(9.0)%
Research, development, and related expenses (R&D)	25,185	20,830	20,727	20.9%	0.5%
Total operating expenses	250,936	219,555	220,805	14.3%	(0.6)%
Cost of Sales:
Cost of sales includes manufacturing, engineering, and freight costs. Measured as percent to sales, cost of sales was 38.9%, 37.7% and 36.0% in 2021, 2020 and 2019, respectively.
Cost of sales, measured as a percent of sales, increased 120 basis points in 2021 due to higher raw material, logistics and outsourced manufacturing costs and manufacturing productivity impacts from global supply chain challenges.
Cost of sales, measured as a percent of sales, increased 170 basis points in 2020 due to unabsorbed manufacturing costs on lower sales resulting from COVID-19 related impacts.
Selling, General and Administrative:
SG&A costs increased in 2021 when compared to 2020. The increase was driven by higher compensation and benefit costs resulting from additional customer facing resources, spending on key growth initiatives and restored spending from prior year cost savings actions taken in response to COVID-19.
SG&A decreased in 2020 when compared to 2019. The decrease was driven by cost saving actions taken in response to COVID-19 and lower compensation and benefit costs.
Research, Development and Related Expenses:
R&D increased in 2021 when compared to 2020. The increase was driven by higher allocations to the Food Safety Business from 3M for corporate services that are provided on a centralized basis, hiring resources for enhanced capability in hardware and software development, additional technical services resources to support growth and investment in disruptive hardware with automation features designed to improve customers' experience when used in combination with consumable products.
R&D increased slightly in 2020 when compared to 2019. The increase was primarily driven by investment in 3M™ Petrifilm™ Plate Reader Advanced, launched in early 2021. The Food Safety Business continued to invest in its key initiatives, including R&D aimed at developing digital infrastructure for automation programs to disrupt existing markets.
Operating Income
(In thousands of U.S. dollars)	2021	2020	2019	2021 vs 2020	2020 vs 2019
Operating Income	117,452	117,209	116,283	0.2%	0.8%

Operating income measured as percent to sales was 31.9%, 34.8% and 34.5% in 2021, 2020 and 2019, respectively.
Operating income measured as a percent of sales, decreased 290 basis points in 2021 due to higher raw material, logistics and outsourced manufacturing costs: and manufacturing productivity impacts from global supply chain challenges and investments in R&D and customer facing resources.
Operating income measured as a percent of sales, increased 30 basis points in 2020 driven by cost saving actions taken in response to COVID-19 and lower compensation and benefit costs. These benefits were partially offset by higher cost of sales due to period expense from unabsorbed manufacturing costs.
Provision for Income Taxes
(Percent of pre-tax income)	2021	2020	2019
Effective tax rate	20.2%	21.5%	21.1%
Factors that impacted the tax rates between years are further discussed in in Note 8 to the Food Safety Business’s combined annual financial statements included elsewhere in this prospectus.
Financial Condition and Liquidity
Historically, the Food Safety Business’s cash flow provided by operations has been transferred to 3M, and transfers from 3M have been the primary source of liquidity of the Food Safety Business. Transfers of cash to and from 3M’s cash management system are reflected in “3M net investment” in the combined balance sheet, combined statement of cash flows and combined statement of changes in equity. The Food Safety Business has not reported cash or cash equivalents for the periods presented in the combined balance sheet. The Food Safety Business expects 3M to continue to fund the Food Safety Business’s cash needs until the consummation of the Transactions.
3M has been advised that following the consummation of the Transactions, Neogen expects to deploy its sources of liquidity and its capital resources to continue to provide support to the Food Safety Business.
Summary of Cash Flows
Cash flows from operating, investing and financing activities are provided in the tables that follow. Individual amounts in the combined statement of cash flows exclude the effects of exchange rate impacts on cash and cash equivalents, which are presented separately. Thus, the amounts presented in the following operating, investing and financing activities tables reflect changes in balances from period to period adjusted for these effects.
Cash Flows Summary Table:
	Three months ended March 31,		Years ended December 31,
(In thousands of U.S. dollars)	2022	2021	2021	2020	2019
Net cash provided by (used in) operating activities	18,974	20,484	89,780	100,417	100,044
Net cash provided by (used in) investing activities	(1,522)	(1,941)	(5,088)	(4,359)	(4,125)
Net cash provided by (used in) financing activities	(17,452)	(18,543)	(84,692)	(96,058)	(95,919)
Operating cash flows decreased by approximately $1,510 thousand during the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 due primarily to a higher payout of annual incentive-based compensation. Net cash used in investing activities decreased by approximately $419 thousand during the three months ended 2022 as compared to the three months ended 2021 due to lower capital expenditures. Net cash used in financing activities decreased by approximately $1,091 thousand during the three months ended 2022 as compared to the three months ended 2021 due to a decrease in net transfers to 3M.
Operating cash flows decreased by approximately $10,637 thousand during 2021 as compared to 2020 primarily due to higher inventory driven by restocking in response to improved business conditions and higher inventoriable costs from raw materials, logistics and outsourced manufacturing. Net cash used in investing activities increased by approximately $729 thousand during 2021 as compared to 2020 due to an increase in capital expenditures. Net cash used in financing activities decreased by approximately $11,366 thousand during 2021 as compared to 2020, primarily related to a decrease in net transfers to 3M.
Operating cash flows increased by approximately $373 thousand during 2020 as compared to 2019 due primarily to higher net earnings and the timing of various employee-related liabilities, partially offset by investments in working capital. Net cash used in investing activities increased by approximately $234 thousand during 2020 as compared to 2019 due to increases in capital expenditures. Net cash used in financing activities increased by approximately $139 thousand during 2020 as compared to 2019, primarily related to an increase in net transfers to 3M.
Garden SpinCo Financing
In December 2021, Garden SpinCo entered into a $1 billion debt financing commitment (the “bridge commitment”) related to the Transactions. The bridge commitment provided potential bridge financing (the “bridge facility”) for Garden SpinCo’s payment of approximately $1 billion of consideration, subject to closing and other adjustments, to 3M under the terms of the Transactions. The bridge commitment was undrawn at December 31, 2021 and March 31, 2022 and accrued interest and fees, as applicable, thereon are not material to the financial statements.
In connection with Garden SpinCo's entry into the Senior Secured Credit Agreement, on June 30, 2022 Garden SpinCo terminated $650.0 million in aggregate principal amount of the commitments under the Bridge Facility. On July 20, 2022, the remaining commitments under the Bridge Facility in the aggregate principal amount of $350.0 million were reduced on a dollar-for-dollar basis by the principal amount of the Notes.
Material Cash Requirements from Known Contractual and Other Obligations
The Food Safety Business does not have any material cash requirements from known contractual and other obligations (including lease obligations). The Food Safety Business has no debt attributable to the business and lease obligations do not represent a material cash requirement. The Food Safety Business purchases the majority of its materials and services as needed without material unconditional commitments.
Other Matters
Critical Accounting Estimates
Information regarding the Food Safety Business’s significant accounting policies is included in Note 2 to the combined annual financial statements included elsewhere in this prospectus. As stated therein, the preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions are subject to inherent uncertainties which may result in actual amounts differing from these estimates.
The Food Safety Business considers the items below to be critical accounting estimates. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Food Safety Business.
Corporate Expense Allocations
The Food Safety Business’s combined financial statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. These expenses have been allocated to the Food Safety Business on the basis of revenue, headcount or other relevant measures. Because these functions include a variety of miscellaneous items, the allocation is subject to fluctuation on a quarterly and annual basis.
Management of the Food Safety Business consider these allocations to be an overall reasonable reflection of the utilization of services by, or the benefits provided to, the Food Safety Business, in the aggregate. The allocations may not, however, reflect the expenses the Food Safety Business would have incurred as a standalone company for the periods presented.

New Accounting Pronouncements
Information regarding new accounting pronouncements is included in Note 3 to the Food Safety Business’s combined annual financial statements and Note 2 to the Food Safety Business’s unaudited interim combined financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Rate Risks
The Food Safety Business faces transactional exchange rate risk from transactions with customers in countries outside the United States and from intercompany transactions between 3M affiliates. Foreign currency exchange rates and fluctuations in those rates may cause fluctuations in cash flows related to foreign denominated transactions. The Food Safety Business is also exposed to the translation of foreign currency earnings to the U.S. dollar.
As part of 3M, the Food Safety Business has generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in the Food Safety Business’s financial statements.
Concentration of Credit Risk
The Food Safety Business’s sales are not materially dependent on any single customer. For the interim and annual periods presented, no one individual customer or group of affiliated customers represented more than 10 percent of the Food Safety Business’s total sales or receivables. Credit risk associated with the Food Safety Business’s receivables is representative of the geographic, industry, and customer diversity associated with the Food Safety Business’s global businesses.
Commodity Prices Risk
The Food Safety Business manages commodity price risks through negotiated supply contracts and price protection agreements. The Food Safety Business does not participate in material hedging activity.

THE TRANSACTIONS
General
Garden SpinCo was incorporated in Delaware on December 10, 2021, for the purpose of holding the Food Safety Business. On December 13, 2021, 3M, Garden SpinCo, Neogen and Merger Sub entered into the Merger Agreement, 3M, Garden SpinCo and Neogen entered into the Separation Agreement and 3M and Neogen entered into the Asset Purchase Agreement, pursuant to which Neogen will combine with 3M’s Food Safety Business. In connection with the Transactions and pursuant to these agreements, (1) 3M will effect the Separation of the Food Safety Business from 3M’s other businesses, including the Distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the Clean-Up-Spin-Off, or (b) if this Exchange Offer is terminated by 3M without this exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, (2) immediately thereafter, Merger Sub will merge with and into Garden SpinCo, with Garden SpinCo being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Neogen, and (3) certain assets and liabilities related to the Food Safety Business will be sold directly from 3M or its subsidiaries to Neogen or its subsidiaries. Following the consummation of the Transactions, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding Neogen common stock and pre-Merger Neogen shareholders as of immediately prior to the Merger will own, in the aggregate, approximately 49.9% of the issued and outstanding Neogen common stock. 3M stockholders that do not participate in this Exchange Offer will retain the shares of 3M common stock that they held prior to the Merger.
In order to effect the Transactions, including the Reorganization, the Distribution and the Merger, Neogen, 3M, Garden SpinCo and/or Merger Sub have entered or will enter into a number of agreements, including the Merger Agreement, the Separation Agreement and the Asset Purchase Agreement. These agreements, which are described in greater detail in this prospectus, provide for, among other things, (1) the contribution of assets by 3M and its subsidiaries to Garden SpinCo, and certain entities that will be subsidiaries of Garden SpinCo prior to the Distribution, pursuant to an internal reorganization of certain assets, liabilities and entities, in order to separate the Food Safety Business from 3M’s other businesses, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the Clean-Up Spin-Off, or (b) if this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, (3) the Merger, pursuant to which Merger Sub will merge with and into Garden SpinCo, with Garden SpinCo being the surviving corporation and becoming a wholly owned subsidiary of Neogen and the shares of Garden SpinCo common stock outstanding immediately prior to the Merger being automatically converted into the right of Garden SpinCo stockholders to receive a number of shares of Neogen common stock (and cash in lieu of any fractional shares of Neogen common stock) based on the Exchange Ratio under the Merger Agreement, and (4) the sale for cash of certain assets to, and the assumption of certain liabilities by, Neogen or certain of its subsidiaries from 3M or certain of its subsidiaries, pursuant to the Asset Purchase Agreement. In addition, Neogen, 3M and Garden SpinCo have also entered or will enter into various ancillary agreements in connection with the Transactions that will, among other things, govern the relationship among Neogen, 3M, Garden SpinCo and their respective affiliates after the Reorganization, the Distribution and the Merger, including the Employee Matters Agreement, the Tax Matters Agreement and the Transition Arrangements.
On the closing date of the Merger, prior to the Merger, 3M will distribute all of the issued and outstanding shares of Garden SpinCo common stock held by 3M to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, prior to the Merger on the Distribution Date, 3M will then distribute all of the remaining shares of Garden SpinCo common stock to 3M stockholders whose shares of 3M common stock remain outstanding after the consummation of this Exchange Offer in the Clean-Up Spin-Off. Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-Off, the Distribution Exchange Agent will calculate the exact number of shares of Garden SpinCo common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.
Transaction Sequence
Below is a step-by-step list illustrating the sequence of material events relating to the Reorganization, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus. Neogen and 3M anticipate that the Reorganization, the Distribution and the Merger will occur in the following order:
Step 1: Prior to the date of the Distribution (described in Step 3 below), 3M, Garden SpinCo and certain of each of their subsidiaries will engage in a series of actions, which may include transfers of securities, formation of new entities or other actions, to effect an internal restructuring in order to separate the Food Safety Business from the other businesses of 3M. These internal restructuring actions, as contemplated by the Separation Agreement and the Separation Step Plan, together with the actions described in Step 2 below, are referred to as the Reorganization. In connection with the Reorganization, and in partial consideration for the transfer of the Food Safety Business’s assets to Garden SpinCo, Garden SpinCo will (a) issue to 3M any additional shares of Garden SpinCo common stock required such that the number of shares of Garden SpinCo common stock held by 3M shall be equal to the number of shares required to effect the Distribution (described in Step 3 below), (b) make the SpinCo Cash Payment and (c) issue to 3M any SpinCo Exchange Debt.
Step 2: On or around the Distribution Date (described in Step 3 below), but prior to the Merger, to the extent not previously effected pursuant to Step 1, (a) 3M and certain 3M subsidiaries will transfer to Garden SpinCo or a Garden SpinCo designee certain assets related to the Food Safety Business and certain liabilities related to the Food Safety Business, and (b) if needed, Garden SpinCo and certain Garden SpinCo subsidiaries will transfer to 3M or a 3M designee assets and liabilities that do not form part of the Food Safety Business. Also on or around the Distribution Date, 3M or certain of its subsidiaries will transfer certain assets and liabilities related to the Food Safety Business directly to Neogen or its subsidiaries pursuant to the Asset Purchase Agreement.
Step 3: On the closing date of the Merger, but prior to the Merger, 3M will distribute 100% of the shares of Garden SpinCo common stock to 3M stockholders. If this Exchange Offer is consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of Garden SpinCo common stock owned by 3M are exchanged, the remaining shares of Garden SpinCo common stock owned by 3M will be distributed in the Clean-Up Spin-Off to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of this Exchange Offer. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. See “—The Separation —The Distribution—Exchange Offer and Split-Off.” The date on which the Distribution occurs is referred to as the Distribution Date.
3M will deliver to the Distribution Exchange Agent, for the account of the relevant 3M stockholders, the book-entry authorizations representing all of the outstanding shares of Garden SpinCo common stock being distributed in the Distribution. The Distribution Exchange Agent will hold such shares for the account of the relevant 3M stockholders, pending the consummation of the Merger. Shares of Garden SpinCo common stock will not be able to be transferred during this period.
Step 4: In the Merger, Merger Sub will be merged with and into Garden SpinCo, with Garden SpinCo surviving as a wholly owned subsidiary of Neogen. In the Merger, each outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio, together with cash in lieu of any fractional shares of Neogen common stock.
Immediately after the consummation of the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock.

Step 5: The Merger Exchange Agent will distribute to Garden SpinCo stockholders shares of Neogen common stock in the form of a book-entry authorization and, if applicable, cash in lieu of any fractional shares of Neogen common stock to which such holders would otherwise have been entitled (after aggregating all fractional shares that would have otherwise been issuable to each stockholder), without interest, in an amount equal to such stockholder’s pro rata fractional interest in the net cash proceeds resulting from the Merger Exchange Agent’s sale of all such fractional shares on the open market at then-prevailing prices.
Step 6: On or around the effective time of the Merger, 3M and Neogen will complete the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M to certain subsidiaries of Neogen for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution.
Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger. The diagrams below assume a split-off with no subsequent Clean-Up Spin-Off.
Structure Immediately Before the Distribution

Structure Following the Distribution but Before the Merger

3M Stockholders
Pre-Distribution 3M Stockholders Receiving Garden SpinCo Common Stock in the Distribution
Neogen Shareholders
3M
Garden SpinCo
Neogen
Merger Sub

Structure Following the Merger

3M Stockholders
Pre-Distribution 3M Stockholders Receiving Garden SpinCo Common Stock in the Distribution
Neogen Shareholders
3M
Neogen
Garden SpinCo

The Separation
The Reorganization
As part of the Reorganization and on or around the Distribution, to the extent not previously effected pursuant to an internal restructuring, (a) 3M and certain 3M subsidiaries will transfer to Garden SpinCo certain assets related to the Food Safety Business and certain liabilities related to the Food Safety Business, and (b) if needed, Garden SpinCo and certain Garden SpinCo subsidiaries will transfer to 3M or a 3M designee assets excluded from the Food Safety Business and liabilities excluded from the Food Safety Business, in order to separate the Food Safety Business from 3M’s other businesses prior to the Distribution.
The Distribution—Exchange Offer and Split-Off
On the closing date of the Merger, 3M will distribute 100% of the shares of Garden SpinCo common stock to 3M stockholders participating in this Exchange Offer. In this Exchange Offer, 3M will offer its stockholders the option to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock. In the event this Exchange Offer is not fully subscribed, 3M will distribute the remaining shares of Garden SpinCo common stock owned by 3M in the Clean-Up Spin-Off on a pro-rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of this Exchange Offer.
Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-off, the Distribution Exchange Agent will calculate the exact number of shares of Garden SpinCo common stock owned by 3M that will not be exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Neogen common stock into which the remaining shares of Garden SpinCo common stock will be converted in the Merger will be transferred to the relevant 3M stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter. If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.
The Distribution Exchange Agent will hold, for the account of the relevant 3M stockholders, book-entry authorizations representing all of the outstanding shares of Garden SpinCo common stock pending the consummation of the Merger. Garden SpinCo common stock will not be traded during this period.
The Merger
Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Garden SpinCo whereby the separate corporate existence of Merger Sub will cease and Garden SpinCo will survive the Merger as a wholly owned subsidiary of Neogen. After the Merger, Neogen will continue its existence as a separately traded public company, owning the combined businesses of Neogen and Garden SpinCo.
In the Merger, each share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be automatically converted into the right to receive Neogen common stock, as described in “—Calculation of the Merger Consideration.” Following the Merger, the Merger Exchange Agent will distribute to each Garden SpinCo stockholder book-entry authorizations representing the number of whole shares of Neogen common stock that such stockholder is entitled to receive in the Merger. The Merger Exchange Agent also will distribute to each Garden SpinCo stockholder the net proceeds from the sale of their fractional shares of Neogen common stock, if any. 3M stockholders entitled to shares of Garden SpinCo common stock in the Distribution will not be required to pay for the shares of Neogen common stock that they will receive in the Merger. 3M stockholders that do not participate in this Exchange Offer will retain the shares of 3M common stock that they held prior to the Merger.
Calculation of the Merger Consideration
The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be automatically converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio.

As described in the Merger Agreement, the Exchange Ratio will equal the greater of (i) 108,185,928 or (ii) the product of (A) the number of shares of Neogen common stock issued and outstanding immediately prior to the Effective Time multiplied by (B) 1.00400802, in the case of each of clauses (i) or (ii), divided by the number of shares of Garden SpinCo common stock issued and outstanding immediately prior to the Effective Time, subject to certain adjustments set forth in the Merger Agreement. Based on the Exchange Ratio, immediately following the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock.
For example, solely for illustrative purposes, assuming there are 107,837,730 shares of Neogen common stock outstanding immediately prior to the effective time of the Merger, which is the number of shares of Neogen common stock outstanding as of August 1, 2022, the total number of shares of Neogen common stock issued to Garden SpinCo stockholders in the Merger would equal the product of (A) 107,837,730, multiplied by (B) 1.00400802. The actual number of shares of Neogen common stock that will be issued to holders of Garden SpinCo common stock will depend on factors including the aggregate number of shares of Neogen common stock issued and outstanding as of the effective time of the Merger.
Promptly after the Merger, the Merger Exchange Agent will distribute to each Garden SpinCo stockholder the number of whole shares of Neogen common stock to which the stockholder has a right to receive in the form of a book-entry authorization. No fractional shares of Neogen common stock will be issued pursuant to the Merger. All fractional shares of Neogen common stock that a Garden SpinCo stockholder would otherwise be entitled to receive as a result of the Merger (after such fractional shares are aggregated with all other fractional shares that would be issued to such holder and sold in the open market), and the net proceeds from such sale will be paid to such stockholder, after deducting any required withholding taxes, brokerage charges, commissions and conveyance and similar taxes on a pro rata basis, without interest, at the then-prevailing market prices.
Background of the Transactions
Each of the Neogen and 3M boards of directors, together with their respective senior management teams, regularly evaluate and consider a variety of financial and strategic opportunities to enhance stockholder value as part of their respective long-term business plans.
As part of the Neogen board’s ongoing evaluation of financial and strategic opportunities, during the fall of 2019 through mid-2021, the Neogen board reviewed and discussed a number of potential alternatives to grow and enhance Neogen’s business through strategic combinations, including a potential combination with the Food Safety Business. At these meetings, the Neogen board considered the strategic rationale and potential benefits of such alternatives, including how various opportunities aligned with Neogen’s strategic priorities. Among other factors, the Neogen board considered whether such potential alternatives would provide an opportunity for the acquisition of new products, businesses or technologies, expansion of Neogen’s existing technology-based solutions, or pursuing further international expansion, as well as whether such alternatives would provide the opportunity to scale Neogen’s overall business while increasing the relative contribution of Neogen’s food safety segment, improving Neogen’s long-term growth prospects, reducing earnings volatility, increasing Neogen’s margins and maintaining a strong balance sheet. In connection with the Neogen board’s consideration of various strategic alternatives, Neogen engaged Centerview Partners LLC, which we refer to as Centerview, as its financial advisor in light of, among other factors, Centerview’s reputation, experience and familiarity with Neogen’s business and knowledge of the industries in which Neogen and the Food Safety Business operate, as well as Weil, Gotshal & Manges LLP, which we refer to as Weil, as Neogen’s external legal counsel.
In September 2019, as part of its ongoing evaluation of potential strategic alternatives, Neogen management determined to pursue transactions that would enable Neogen to acquire food safety assets in order to, among other things, expand Neogen’s product offerings and increase Neogen’s relative revenue from its food safety segment given the high-growth nature of the industry and reduced volatility of the food safety sector, and identified 3M’s food safety assets as providing a potentially attractive combination given, among other things, the complementary nature of the respective product portfolios and customer bases, the expectation that a combined company would have an enhanced international footprint, the ability to offer 3M food safety products to existing Neogen customers while also offering Neogen products to existing 3M food safety customers, and the potential to leverage the research and development capabilities of the Food Safety Business to drive future innovation.

In September 2019, at the direction of Neogen management, representatives of Centerview contacted members of 3M management to express interest in exploring potential commercial or strategic opportunities involving the Food Safety Business, including a potential combination with Neogen.
On October 11, 2019, 3M and Neogen entered into a confidentiality agreement to facilitate discussions with respect to potential commercial and strategic opportunities involving the 3M Food Safety Business.
On October 16, 2019, members of 3M management met in person with members of Neogen management and representatives of Centerview. At the meeting, the representatives of 3M and Neogen provided presentations with respect to their respective businesses, including product offerings and growth opportunities, and discussed the potential opportunities presented by a combination of Neogen with the Food Safety Business.
On December 5, 2019, at a regularly scheduled meeting of the Neogen board held to, among other things, provide the Neogen board with an update on Neogen’s business, including Neogen’s financial and business performance and various growth initiatives, John Adent, President and Chief Executive Officer of Neogen, reviewed with the Neogen board three potential strategic combinations that Neogen management was evaluating that would provide an opportunity to scale Neogen’s business and increase the contribution from its food safety segment, including a potential transaction involving the Food Safety Business. Representatives of Centerview also were present and reviewed potential strategic opportunities for Neogen to scale its business, including the potential structure and the strategic rationale for a combination between Neogen and the Food Safety Business. The Neogen board supported Neogen management’s continued discussions with 3M as part of management’s ongoing evaluation of various strategic opportunities as well as the engagement of Centerview to assist management and the Neogen board with the evaluation of a potential transaction.
In late December 2019, members of 3M management informed members of Neogen management that 3M was interested in continuing to evaluate a potential strategic combination involving the Food Safety Business, and indicated that 3M would provide financial and other preliminary information with respect to the Food Safety Business.
Also in December 2019, members of 3M management commenced a strategic review (assisted by external advisors) of certain healthcare markets. Following the completion of this review in the spring of 2020, and based on the resulting analysis, members of 3M management concluded that the analysis supported the potential separation of the Food Safety Business from 3M and determined to explore potential strategic alternatives for the business.
In mid-January 2020, Neogen’s preliminary financial and business due diligence requests with respect to the Food Safety Business were provided to members of 3M management. Subsequently, members of 3M management and representatives of Centerview held a telephone discussion during which 3M provided an update on its responses to Neogen’s due diligence requests and requested that Neogen provide a non-binding indication of interest with respect to a potential transaction.
On February 6, 2020, a regularly scheduled meeting of the Neogen board was held to, among other things, provide the Neogen board with an update on the business and financial performance of Neogen and review various strategic initiatives, with representatives of Centerview present. Neogen senior management and representatives of Centerview provided an update on the evaluation of the three potential strategic opportunities to scale Neogen’s business that were under consideration, including a potential transaction involving the Food Safety Business. Neogen management informed the Neogen board that management continued to believe in the potential strategic rationale for each opportunity and intended to continue its evaluation and consideration of such opportunities.
On March 4, 2020, members of 3M management provided members of Neogen management and representatives of Centerview with certain financial information and other responses to certain of Neogen’s due diligence requests, including an overview of the Food Safety Business’s manufacturing footprint. On March 10, March 23 and March 24, 2020, members of 3M management held teleconferences with members of Neogen management and representatives of Centerview to discuss the financial information and other due diligence responses.
On April 2, 2020, a regularly scheduled meeting of the Neogen board was held to, among other things, provide the Neogen board with an update on the business and financial performance of Neogen. Representatives of Centerview and Weil also were present. Representatives of Weil reviewed with the Neogen board its fiduciary duties and provided an overview of several potential transaction structures, including a Reverse Morris Trust. During the meeting, Mr. Adent provided an update on Neogen’s evaluation of the Food Safety Business, and representatives of Centerview provided a financial summary of the Food Safety Business as well as a preliminary valuation analysis of the Food Safety Business and the potential combination. Representatives of Centerview and Neogen senior management also reviewed with the Neogen board the proposed terms of a non-binding indication of interest with respect to a potential combination with the Food Safety Business. After discussion, the Neogen board authorized management to continue discussions with 3M and deliver a non-binding indication of interest on the terms discussed with the Neogen board.
On April 6, 2020, on behalf of Neogen management, representatives of Centerview delivered a preliminary, non-binding indication of interest to 3M with respect to a potential strategic combination of the Food Safety Business with Neogen structured as a Reverse Morris Trust transaction. We refer to this non-binding indication of interest, which was consistent with the terms discussed with the Neogen board at its April 2, 2020 meeting, as the April 2020 proposal. The April 2020 proposal implied an enterprise value of approximately $3.25 to $3.4 billion for the Food Safety Business based on a recent 90-day volume-weighted average price for Neogen common stock and a pro forma ownership split of the combined company of approximately 50.1% for 3M stockholders and approximately 49.9% for Neogen shareholders. The April 2020 proposal also provided for a pre-merger cash dividend to Neogen shareholders of $50 million to $200 million, to be financed through existing cash on Neogen’s balance sheet, and indicated that Neogen would be open to discussing alternative capital structures that would permit a separate, pro-rata dividend to both 3M and to Neogen shareholders, subject to the combined company maintaining a strong pro forma balance sheet. The April 2020 proposal noted that it was subject to Neogen’s continued due diligence review of the Food Safety Business.
On April 16, 2020, members of 3M management contacted representatives of Centerview and indicated that 3M was not interested in engaging in further discussions with respect to a potential transaction given the significant difference in the parties’ respective valuations of the Food Safety Business as reflected in the April 2020 proposal. Neogen decided to focus on other strategic alternatives that management previously had discussed with the Neogen board and the parties terminated active discussions with respect to a potential transaction.
In June of 2020 and in connection with the exploration of strategic alternatives for the Food Safety Business, 3M selected (and subsequently engaged) Goldman Sachs & Co., which we refer to as Goldman Sachs, as its financial advisor in light of, among other factors, Goldman Sachs’ reputation, experience and familiarity with the Food Safety Business’s business and industry.
In early September 2020, representatives of Goldman Sachs informed representatives of Centerview that 3M had determined to commence a formal process to solicit bids for a potential transaction involving the Food Safety Business, and 3M subsequently provided Neogen and a limited number of other potential counterparties with a confidential information memorandum about the Food Safety Business and a letter outlining, among other things, the process for interested parties to submit a preliminary, non-binding indication of interest regarding a potential strategic combination involving the Food Safety Business.
In September 2020, it was publicly reported that 3M was exploring a sale of the Food Safety Business.
Beginning in mid-September 2020, Neogen and its advisors conducted a preliminary due diligence review of the Food Safety Business, including through participation in several due diligence calls with members of 3M management and its advisors with respect to the Food Safety Business and related financial, separation and transition matters.
On October 8, 2020, the Neogen board held a regularly scheduled meeting, with Neogen senior management, as well as representatives of Centerview and Weil, in attendance. At the meeting, among other things, the Neogen board was updated on the status of Neogen’s evaluation of three potential strategic combinations to scale Neogen’s business, including a potential transaction involving the Food Safety Business. Members of Neogen’s management team and representatives of Centerview discussed the strategic rationale for such potential combinations as well as the potential timing of status of Neogen’s ongoing consideration thereof. Representatives of Centerview also reviewed a preliminary financial analysis of a proposed combination with the Food Safety Business. Representatives of Weil also reviewed with the Neogen board its fiduciary duties in considering potential strategic alternatives. Following discussion, the Neogen board authorized management to submit a non-binding indication of interest for a potential combination with the Food Safety Business at an enterprise value of $4.5 to $4.75 billion and with a cash dividend to 3M of $525 to $775 million.

On October 9, 2020, on behalf of Neogen management, representatives of Centerview delivered to representatives of Goldman Sachs a preliminary, non-binding indication of interest to combine the Food Safety Business with Neogen in a transaction proposed to be structured as a Reverse Morris Trust transaction. We refer to this non-binding proposal as the October 2020 proposal. The October 2020 proposal provided an enterprise value for the Food Safety Business of approximately $4.5 to $4.75 billion based on a recent 30-day volume-weighted average price for Neogen common stock. The October 2020 proposal assumed a cash dividend to 3M in connection with the transaction of approximately $525 to $775 million, which would have resulted in the combined company having pro forma net debt of approximately 0.5x to 1.4x the implied pro forma EBITDA of the combined company and an implied pro forma ownership of the combined company of approximately 50.1% for 3M stockholders and approximately 49.9% for Neogen shareholders. The October 2020 proposal noted that it remained subject to Neogen’s continued due diligence, in particular with respect to the anticipated standalone costs for the Food Safety Business.
In mid-October 2020, 3M determined not to proceed with a transaction involving Neogen due to 3M’s belief that the value being offered by Neogen for the Food Safety Business was insufficient, and 3M’s preference for a transaction that would generate more cash for 3M at closing. Representatives of Goldman Sachs informed representatives of Centerview of this decision. At such time, the parties terminated active discussions with respect to a potential transaction.
During this time period, 3M engaged in discussions with a third party regarding a potential sale of the Food Safety Business. These discussions terminated in the spring of 2021 without the parties entering into definitive agreements providing for a transaction.
At the direction of Neogen management, representatives of Centerview periodically contacted members of 3M management and representatives of Goldman Sachs to discuss whether 3M may be interested in continuing to explore a potential combination of the Food Safety Business with Neogen, including in mid-April 2021.
On April 12, 2021, representatives of Centerview contacted members of 3M management and indicated that Neogen continued to be interested in a potential transaction, and that stock price movements since the parties had ceased discussions might facilitate the ability of the parties to reach an agreement on valuation.
Following the conversations between members of 3M management and of Centerview, representatives of Goldman Sachs held a teleconference with representatives of Centerview and indicated that 3M was interested in re-commencing discussions with respect to a potential Reverse Morris Trust transaction involving Neogen and the Food Safety Business. Representatives of Goldman Sachs requested that Neogen provide a non-binding indication of interest with respect to the terms on which Neogen would be willing to re-engage in discussions with respect to the potential transaction, noting that the size of the pre-closing cash dividend and the valuation of the Food Safety Business would be an important consideration with respect to whether 3M would be willing to re-engage. Neogen subsequently indicated that it would expect to be in a position to make a proposal based on an implied enterprise value of the Food Safety Business of approximately $5.75 billion.
On May 11, 2021, at a regularly scheduled meeting of the 3M board, members of 3M management provided the 3M board with an update on the status of 3M’s discussions with Neogen and the potential third party buyer regarding the Food Safety Business.
Also in May 2021, Mr. Adent and Jerry Will, Senior Vice President of Corporate Development for 3M, held a teleconference to discuss the high-level economic terms of a potential transaction, including the size of the cash dividend payable to 3M. On May 19, 2021, representatives of Centerview held a teleconference with members of 3M management to further discuss the high-level economic terms. Following this discussion, on May 20, 2021, Mr. Adent and Mr. Will discussed the strategic rationale for a potential transaction, and agreed there was mutual interest in further discussions.
On May 21, 2021, representatives of Centerview held a teleconference with representatives of Goldman Sachs and indicated that Neogen would be willing to proceed with discussions with respect to a potential Reverse Morris Trust transaction at an implied valuation for the Food Safety Business of approximately $5.75 billion, including a cash dividend to 3M of approximately $1.1 billion and a cash dividend to Neogen pre-transaction shareholders of approximately $477 million. The terms discussed with Goldman Sachs would have resulted in pro forma net leverage for the combined company at closing of approximately 4.3x the implied pro forma EBITDA for the combined company and implied pro forma ownership of approximately 49.9% of the combined company by Neogen shareholders and approximately 50.1% by 3M stockholders. The representatives of Centerview indicated that the proposal was subject to Neogen’s continued due diligence review of the business and Neogen board approval.
On June 15, 2021, representatives of Goldman Sachs held a teleconference with representatives of Centerview and conveyed, on behalf of 3M, revised potential terms for a combination of the Food Safety Business and Neogen, which revised potential terms contemplated an implied valuation for the Food Safety Business of $6 billion, including a cash dividend to 3M of $1.35 billion, and implied pro forma ownership of approximately 49.9% of the combined company by Neogen shareholders and approximately 50.1% by 3M stockholders.
On June 21, 2021, representatives of Goldman Sachs provided representatives of Centerview with certain updated financial information with respect to the performance of the Food Safety Business.
On July 6, 2021, the Neogen board met, with representatives of Centerview and Weil present, to receive an update on the potential transaction involving the Food Safety Business, including a review of the strategic rationale and proposed Reverse Morris Trust structure and the other potential terms of a non-binding indication of interest for a potential transaction. Representatives of Centerview reviewed with the Neogen board a preliminary financial analysis of the potential transaction. Following discussion, the Neogen board authorized Neogen management to deliver a non-binding proposal for a potential transaction at an enterprise value for the Food Safety Business of $5.85 billion, cash dividends to 3M of $1.2 billion and to Neogen shareholders of $345 million, which would have resulted in pro forma net leverage of approximately 4.2x the implied pro forma EBITDA for the combined company and implied pro forma ownership of the combined company of approximately 50.1% by 3M stockholders and approximately 49.9% by Neogen shareholders.
On July 6, 2021, following the meeting of the Neogen board, representatives of Centerview, on behalf of Neogen, delivered a preliminary, non-binding indication of interest to representatives of Goldman Sachs with respect to a potential strategic combination of the Food Safety Business with Neogen in a Reverse Morris Trust transaction. We refer to this non-binding indication of interest as the July 2021 proposal. The July 2021 proposal implied an enterprise value of approximately $5.85 billion for the Food Safety Business based on a recent 30-day volume-weighted average price for Neogen common stock and an implied pro forma ownership split of the combined company of approximately 50.1% for 3M stockholders and approximately 49.9% for Neogen shareholders. The July 2021 proposal also included a cash dividend to Neogen shareholders of $345 million and a cash dividend to 3M of $1.2 billion, to be financed through the incurrence of new indebtedness and which would have resulted in the combined company having pro forma net debt of approximately 4.2x the implied pro forma EBITDA for the combined company.
On July 12, 2021, representatives of Goldman Sachs held a teleconference with representatives of Centerview to discuss the July 2021 proposal. Representatives of Goldman Sachs, on behalf of 3M, provided a response to certain terms of the July 2021 proposal, including 3M’s expectation that any potential transaction reflect a higher value for the Food Safety Business, and indicated 3M’s preference for structural price protection against a decline in the value of shares of Neogen common stock. The following week, the parties discussed potential timing and process for next steps if discussions were to proceed.
On July 22, 2021, Neogen and its advisors were provided with access to an online virtual data room to facilitate Neogen’s due diligence review of the Food Safety Business.
On July 27, 2021, representatives of Goldman Sachs distributed to representatives of Centerview and Weil a draft term sheet with respect to a potential transaction. The draft term sheet, among other things, (1) contemplated the combination of Neogen and the Food Safety Business in a Reverse Morris Trust transaction on the principal economic terms contained in the July 2021 proposal, (2) provided that 3M would have the flexibility to determine the structure of the $1.2 billion cash dividend to 3M, including the use of a debt-for-debt exchange, in order to optimize tax treatment for 3M, (3) included 3M’s receipt of a ruling from the IRS with respect to the tax treatment of the transaction as a condition to closing, (4) included 3M’s Clean-Trace™ hygiene monitoring and management system within the scope of acquired assets, other than any software versions developed exclusively for healthcare applications, for which Neogen would grant 3M a 5-year exclusive license under the Clean-Trace™ intellectual property in the healthcare field, (5) proposed that Neogen would generally assume any liabilities relating to the Food Safety Business, whether accruing or relating to the period prior to or following the closing of the potential transaction, (6) contemplated that the parties would mutually agree on a number of 3M designees to be added to the Neogen board, (7) provided 3M would be subject to a two-year non-competition covenant following the closing of the transaction and each of the parties would be subject to a two-year employee non-solicitation covenant and (8) proposed that 3M generally would provide certain transitional services for a nine-month period following the closing at a to-be-agreed upon price. The draft term sheet reflected the parties’ expectation that the only interest in a manufacturing facility that would transfer with the Food Safety Business would be 3M’s leasehold interests in the manufacturing facility located in Bridgend, United Kingdom, which is the only 3M manufacturing facility that primarily produces products related to the Food Safety Business.
On July 29, 2021, members of 3M management and representatives of Goldman Sachs and Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, 3M’s external counsel, held an initial call with members of Neogen management as well as representatives of Centerview and Weil, to provide an overview of the terms set forth in the draft term sheet.
On July 30, 2021, members of 3M management, together with representatives of Goldman Sachs, Wachtell Lipton and Miller, Johnson, Snell & Cummiskey, P.L.C., 3M’s external counsel with respect to certain transition arrangements, which we refer to as Miller Johnson, held an initial teleconference call with representatives of Neogen as well as representatives of Centerview, Weil and other advisors to 3M and Neogen, during which 3M provided an overview of its perspectives regarding the transaction structure and transition arrangements.
In August, representatives of Goldman Sachs informed representatives of Centerview that 3M would expect the economic terms of the July 2021 proposal to be adjusted to account for the impact of recent declines in the market value of Neogen's shares on the implied enterprise value of the potential transaction. During this time period, the parties each expressed the view that they did not believe that it would be possible to reach sufficient alignment with respect to their respective valuations of the Food Safety Business and the economic terms of the potential transaction, including due to differing views of the standalone costs of the Food Safety Business and the impact of recent declines in the market value of Neogen's shares on the transaction terms. Accordingly, the parties ceased active discussions.
On August 25, 2021, representatives of Centerview contacted representatives of Goldman Sachs to indicate that Neogen thought it might be productive for the parties to re-engage in active discussions regarding a potential transaction. In the following days, representatives of the parties spoke with each other on various occasions regarding the potential transaction, and 3M provided Neogen with additional information on 3M’s proposed pricing and structure for the transition arrangements.
On August 30, 2021, representatives of Weil delivered a revised term sheet to representatives of Wachtell Lipton, which, among other things, (1) provided that the entirety of 3M’s Clean-Trace™ hygiene monitoring and management system, including healthcare applications, would be included within the acquired assets and 3M would enter into a distribution agreement with respect to its sale of healthcare application products following consummation of the transaction, (2) proposed that Neogen would assume only those liabilities relating to the operation of the Food Safety Business as of or following the closing of the potential transaction, (3) provided that 3M would be subject to a noncompetition covenant for a duration of five years following the expiration of the Transition Services Agreement and each of the parties would be subject to a three-year employee non-solicitation covenant, (4) removed conditionality related to 3M’s receipt of certain tax rulings in connection with the transaction and (5) contemplated that certain representations and warranties of the parties would survive the closing.
During August and early September 2021, representatives of Centerview and Goldman Sachs held discussions with respect to the proposed transaction at the direction of their respective clients in the interests of seeking a potential path to a mutually agreeable transaction, including discussions regarding Neogen’s business and operations and the strategic plan for the combined company and potential pricing terms for the transition arrangements. As a result of such discussions, on September 10, 2021, members of Neogen management made a presentation to members of 3M management with respect to Neogen’s business and strategic plan for the combined company. During the meeting, the members of management of 3M and Neogen also discussed the continued divergence in their respective views of the standalone costs associated with the separation of the Food Safety Business and resulting views of the valuation of the Food Safety Business.

On September 17, 2021, representatives of Wachtell Lipton delivered a revised term sheet to representatives of Weil, which, among other things, (1) proposed that 3M would be entitled to designate two members of the Neogen board upon closing of the potential transaction, (2) provided that closing of the transaction would be conditioned on 3M’s receipt of a ruling from the IRS with respect to the tax treatment of the proposed transaction (including any debt-for-debt exchange), (3) excluded from the scope of the potential transaction any Clean-Trace™ software developed by 3M exclusively for use in healthcare applications, (4) provided that Neogen would generally assume any liabilities related to the Food Safety Business, whether accruing prior to or after the proposed transaction, (5) proposed that 3M would be subject to a non-competition covenant for a period of three years following the closing of the potential transaction and (6) provided that Neogen would be responsible for any financing costs in connection with the transaction.
On September 23, 2021, in order to be responsive to 3M’s concerns with respect to the relative implied values of the Food Safety Business and Neogen’s business as a result of certain declines in Neogen’s stock price subsequent to Neogen’s delivery of the July 2021 proposal, as well as Neogen’s desire to maintain a prudent balance sheet and limit financial leverage following the consummation of the potential transaction, on behalf of Neogen, representatives of Centerview delivered a non-binding proposal to representatives of Goldman Sachs containing alternative terms with respect to the potential transaction. We refer to this as the September 2021 proposal. The September 2021 proposal implied an enterprise value for the Food Safety Business, including all of 3M’s Clean-Trace™ hygiene monitoring and management system and related software applications (including healthcare applications), that was approximately $146 million higher than the enterprise value implied by Neogen’s July 2021 proposal, reduced the amount of the cash dividend to 3M from $1.2 to $1.0 billion, and did not provide for a cash dividend to Neogen shareholders, resulting in an implied pro forma ownership split of the combined company of approximately 50.1% for 3M stockholders and 49.9% for Neogen shareholders and an expected pro forma net leverage of the combined company of approximately 2.3x the implied pro forma EBITDA for the combined company (as compared to 4.2x under the July 2021 proposal). The September 2021 proposal also included a counterproposal from Neogen with respect to 3M’s proposed transition arrangement terms, including a reduction in the cost of such services, and outlined certain key open items identified in the 3M September 17, 2021 draft term sheet, including Neogen’s expectation that it would only assume liabilities relating to the Food Safety Business that related to the period following the closing, that it would acquire 100% of 3M’s Clean-Trace™ hygiene monitoring and management system (including healthcare applications), that 3M would be subject to a non-competition covenant for five years and that the scope of financing-related fees for which Neogen would be responsible would be limited. The September 2021 proposal also identified a number of items as subject to continued discussion and due diligence, including the scope of the parties’ indemnification obligations and certain tax-related matters.
On September 27, 2021, Messrs. Adent and Will discussed the September 2021 proposal, including 3M’s belief that the appropriate minimum size of the dividend to 3M was $1.1 billion, the proposed approach to calculating the fees to be payable under the proposed transition arrangements, and the perimeter of the assets to be included in the transaction.
On September 28, 2021, Mr. Adent informed Mr. Will that Neogen had determined to discontinue discussions with respect to the potential transaction due to the parties’ different views as to the valuation of the Food Safety Business, the appropriate size of the dividend to 3M and resulting pro forma leverage of the combined company and the pricing for the contemplated transition arrangements.
On September 29, 2021, representatives of Centerview, on behalf of Neogen, communicated a revised proposal on the pricing of the contemplated transition arrangements, which revised terms members of 3M management indicated they would be willing to consider, subject to ongoing discussions and additional clarity as to pricing of certain services under the Transition Services Agreement. Later that day, Messrs. Will and Adent held a teleconference to discuss the terms contained in the September 2021 proposal, during which Mr. Will indicated that 3M desired to continue discussions regarding the potential transaction on the terms contemplated in the September 2021 proposal.
On September 30, 2021, on behalf of Neogen, representatives of Centerview delivered to representatives of Goldman Sachs a draft exclusivity agreement. Between October 1 and October 3, 2021, representatives of Wachtell Lipton and representatives of Weil exchanged revised drafts of the exclusivity agreement. On October 3, 2021, 3M and Neogen executed the exclusivity agreement, which provided, among other things, that 3M would not solicit or engage in discussions or negotiations regarding a transaction involving the acquisition or separation of the Food Safety Business with any party other than Neogen or its representatives until October 27, 2021, which date would automatically extend to November 15, 2021 under certain conditions. The exclusivity agreement also reflected an agreement in principle between Neogen and 3M with respect to certain material the following key transaction terms, based on which 3M was willing to engage exclusively, including a pro forma ownership split of 50.1% by 3M stockholders and 49.9% by pre-transaction Neogen shareholders, a pre-closing dividend of $1.0 billion to 3M (with no pre-closing dividend to be paid to Neogen shareholders), nine-month terms for each of the transition arrangements (with the potential for a 3-year term for Petrifilm products under the transition contract manufacturing agreement) and pricing for the transition arrangements based on the Food Safety Business’s sales (with respect to the transition distribution services agreement), the cost of goods sold (with respect to the transition contract manufacturing agreement) or a fixed monthly fee (with respect to the transition services agreement), which terms were subject to the parties’ ongoing due diligence reviews and the negotiation of definitive transaction documents.
On October 7, 2021, at a regularly scheduled meeting of the Neogen board at which representatives of Centerview and Weil were present, the Neogen board discussed the status of the potential transaction. At the meeting, Neogen senior management and representatives of Centerview reviewed the status of discussions with 3M, including updates to the financial terms contemplated by the July 2021 proposal, the strategic rationale for the potential transaction, preliminary estimates of the standalone costs associated with the Food Safety Business, and the anticipated timeline of the transaction and structuring considerations. The Neogen board also received and discussed with Neogen senior management and Centerview certain unaudited prospective financial information regarding Neogen, as discussed under “Financial Projections—Neogen Projections.”
Prior to entering into the exclusivity agreement, Neogen management continued to consider potential available strategic opportunities to scale the company’s business, including one additional opportunity identified subsequent to the December 5, 2019 meeting of the Neogen board. Neogen management routinely provided updates to the Neogen board on the status of its consideration of such opportunities and overall strategy during the Neogen board’s regularly scheduled quarterly meetings, including at the meetings of the Neogen board held on December 3, 2020, March 16, 2021 and July 6, 2021. During this period, Neogen management did not pursue any one such opportunity to the exclusion of others, although Neogen management would from time to time focus on one or more such opportunities based on the interest of the potential counterparty and timing relative to other priorities of the business, including engaging in discussions with and delivering non-binding proposals for a potential combination to two other potential strategic counterparties.
During the following weeks, Neogen management, 3M management and their respective advisors conducted due diligence on the Food Safety Business and Neogen business, respectively, including holding a series of calls and virtual meetings in the course of performing mutual due diligence on topics including tax matters, operations, research and development, employee welfare and benefits, environmental, health and safety matters, legal and regulatory matters, sales and marketing, supply chain, information technology and finance. Members of Neogen management also conducted in-person site visits to certain locations of the Food Safety Business, including in Bridgend, United Kingdom, Wroclaw, Poland, St. Paul, Minnesota and Brookings, South Dakota.
From early October through late November 2021, members of 3M and Neogen management and their respective financial advisors also reviewed certain prospective financial information that had been prepared by Neogen management with respect to Neogen’s business on a standalone basis, including the Neogen Management Projections, and by 3M management with respect to the Food Safety Business on a standalone basis, including the 3M Projections, in each case including certain underlying assumptions, as described under “Financial Projections”.
Between October 11, 2021 and October 18, 2021, representatives of Wachtell Lipton and Miller Johnson distributed initial drafts of the primary Transaction Documents to Weil, including the Merger Agreement, Separation Agreement, Employee Matters Agreement, Tax Matters Agreement and certain transition arrangements to be entered into in connection with the proposed transaction. Over the course of the next several weeks, 3M, Neogen and their respective legal advisors exchanged drafts of the Merger Agreement, Separation Agreement and other Transaction Documents and held numerous telephonic meetings to negotiate the terms of these agreements.
On October 18, 2021, 3M and its advisors were provided access to an online virtual data room in connection with 3M’s due diligence review of Neogen’s business.

On October 22, 2021, the Neogen board met to review the status of the potential transaction and due diligence to date with members of Neogen management and representatives of each of Centerview and Weil present.
On October 29, 2021, the Neogen board met, with members of senior management and representatives of Centerview and Weil present, to receive an update on the potential transaction, the performance of the Food Safety Business, and an update with respect to due diligence and the evaluation of standalone costs associated with the Food Safety Business, as well as potential revenue synergies and dis-synergies associated with the potential transaction.
On November 1, 2021, counsel to Goldman Sachs and J.P. Morgan Chase, which we refer to as J.P. Morgan, delivered to Weil initial drafts of the debt commitment letter related to the bridge financing to be made available to Garden SpinCo in connection with the potential transaction in an amount of up to $1 billion as well as the securities engagement letter and loan best efforts letter related to the Permanent Financing. Between November 1, 2021 and December 13, 2021, representatives of Weil, Wachtell Lipton, Neogen and 3M negotiated and finalized the terms of the commitment letter and other financing related documents with the lenders and their counsel.
On November 9, 2021, at a regularly scheduled meeting of the 3M board, members of 3M management discussed with the 3M board the then-current status of the potential transaction and the terms that were under discussion between the parties.
On November 11, 2021, members of 3M management, together with representatives of Goldman Sachs, Wachtell Lipton and Miller Johnson and members of Neogen management, together with representatives of Centerview and Weil, met virtually to discuss certain open points with respect to the potential transaction. Areas of discussion receiving particular focus included the scope of the non-competition covenant that would apply to 3M after the closing of the potential transaction, the scope, exclusivity and transferability of the licenses to be provided under the IP Cross-License Agreement, the determination of the 3M employees that would transfer in connection with the potential transaction, the scope and term of the transition services to be provided by 3M following closing (including the number and duration of possible extensions of the term of each transition services arrangement, whether there would be an increase in fees during any extension term, Neogen’s ability to add or terminate transition services and the appropriate metric for calculating costs and associated fees under the transition contract manufacturing agreement), as well as responsibility for various costs and expenses anticipated to be incurred by the parties in connection with the potential transaction.
During the period from November 15, 2021 through November 23, 2021, members of 3M and Neogen management and their respective advisors held a series of calls to review and discuss transaction-related matters, including the scope of transition services that would be required following the closing of the Transactions.
On November 16, 2021, the Neogen board met, with members of Neogen senior management, Centerview, Weil and certain other advisors present, to receive an update with respect to the potential transaction, including the status of the parties’ respective due diligence reviews, an overview of the key terms of the potential transaction and a review of recent developments in the negotiations between the parties and open negotiating points, the status of definitive transaction documents and the timing and communications plan for the potential transaction. In addition, Neogen management and representatives of Centerview reviewed the strategic rationale of the potential transaction, and the status and indicative terms proposed with respect to the debt financing commitments to be provided by Goldman Sachs and J.P. Morgan. Certain of Neogen’s advisors provided a summary of their respective due diligence findings, including considerations with respect to the integration of the Food Safety Business and anticipated standalone costs. Representatives of Centerview also provided an overview of Centerview’s preliminary financial analysis, including that the projected information for the Food Safety Business used for purposes of its analysis reflected certain adjustments made by Neogen management to the projected information for the Food Safety Business provided by 3M. As discussed under “Certain Projections—Neogen’s Projections”, Neogen management recast the standalone projections provided by 3M for the Food Safety Business in order to correspond to fiscal years ending May 31, 2022 through 2026 (consistent with Neogen’s fiscal year) and made certain adjustments to reflect Neogen management’s assumptions and beliefs at the time with respect to the future revenues and standalone costs of operating the Food Safety Business, including to add projected revenue and expenses in connection with the Clean-Trace Distribution Agreement, which income was not included within the projected financial information for the Food Safety Business provided by 3M to Neogen.

On November 19, 2021, members of 3M and Neogen management and representatives of Goldman Sachs, Wachtell Lipton, Miller Johnson, Centerview and Weil met virtually to discuss certain open points with respect to the potential transaction, including the scope of the non-solicitation obligations of the parties, the reimbursement of financing expenses incurred by 3M in the event that the transaction was terminated, the scope of employees that would transfer with the Food Safety Business, the term of the transition arrangements to be entered into (which Neogen proposed to be 18 months with respect to the transition services agreement, subject to a six-month extension, and four years with respect to the transition contract manufacturing agreement, subject to a one-year extension), the scope of the services to be provided by 3M under the transition services agreement and the associated fees for such transition services arrangements (including Neogen’s willingness to agree to certain fee increases in connection with any extension term) as well as the parties’ respective maximum potential liability under such transition arrangements. During the following days, members of 3M and Neogen management and representatives of Wachtell Lipton, Miller Johnson and Weil held a number of telephone calls to discuss and negotiate the terms of the principal transaction and transition arrangements.
On November 24, 2021, Messrs, Adent and Will held a teleconference to discuss Neogen’s positions with respect to the remaining significant open items following the parties’ November 19, 2021 meeting and subsequent discussions, including Neogen’s acceptance of 3M’s revised proposal for the pricing terms of the transition arrangements, a revised proposal with respect to the target working capital of the Food Safety Business, economic terms with respect to the Clean-Trace™ Distribution Agreement and certain severance responsibilities. The final agreed terms with respect to the transition arrangements resulted in an 18-month term for the transition services agreement and right for Neogen to extend once for an additional six months, subject to an increased fee reflecting the parties’ respective interest in transitioning the Food Safety Business as expeditiously as possible, an 18-month term for the transition distribution services agreement with the right for Neogen to extend once for an additional six months and an 18-month term for the transition contract manufacturing agreement for non-petrifilm products (with one six-month extension) and four-year term for petrifilm products (with up to two six-month extensions).
Representatives of Weil also communicated to representatives of Wachtell Lipton a revised proposal with respect to the liability construct under the transition arrangements.
Following discussions on November 24, 2021 in which 3M indicated that it was unwilling to agree to Neogen’s proposed transaction terms, the parties discontinued discussions regarding the potential transaction due to the failure to reach agreement on the remaining significant open terms of the potential transaction, including the parties’ respective limitations of liability under the transition agreements.
On November 27, 2021, Mr. Adent contacted Mr. Will about the possibility of reopening discussions, and the parties scheduled a teleconference for November 29, 2021 between members of 3M management and Mr. Ardent to discuss certain of the remaining open transaction terms and whether there was a potential path for the parties to resume discussions with respect to the potential transaction.
Later on November 29, 2021 and on the following day, representatives of Goldman Sachs and Centerview held discussions with respect to certain of the remaining open points that would need to be resolved in order for the parties to fully re-engage in discussions with respect to the potential transaction.
On November 30, 2021, Messrs. Will and Adent held a teleconference to discuss certain of the significant open items with respect to the potential transaction and the proposed terms on which 3M would be willing to fully re-engage in discussions with Neogen, including 3M’s proposals with respect to the limitations of 3M’s liability under the transition arrangements, the working capital target under the Separation Agreement, the principal economic terms of the Clean-Trace™ Distribution Agreement, the scope of transition services to be provided by 3M, Neogen’s plans with respect to certain manufacturing operations following the closing, the termination fee under the Merger Agreement, the non-competition covenant, a limitation on potential divestitures of $83 million of annual revenue, employee-related matters and the treatment of certain expenses.
On December 2, 2021, Messrs. Adent and Will held a teleconference to discuss the proposed resolution of the remaining open items.
Between December 2 and December 13, 2021, the parties and their respective legal advisors continued to negotiate and finalize the terms of the Transaction Documents (including the debt commitment letter and applicable financing documents and Neogen’s proposed charter and bylaw amendments). The key issues that were addressed during this period included the marketing period under the Merger Agreement, the scope of financing-related expenses 3M would be reimbursed for, the scope and term of the parties’ respective non-solicit obligations, the method of measuring the regulatory divestiture cap, the liability limitations and audit rights under the transition arrangements, as well as the obligations of the parties with respect to the scope and addition of new transition services, the key terms of the transition arrangements and certain operating agreements to be entered into between the parties, 3M’s comfort with Neogen’s plans to move the combined company away from its reliance on the services offered under the transition arrangements, and the terms of the proposed amendments to Neogen’s articles of association and bylaws.
On the evening of December 13, 2021, the Neogen board met with members of Neogen senior management, with representatives of Centerview and Weil present. Prior to the meeting, the members of the Neogen board received materials relating to the potential transactions, including summaries of the terms of the Merger Agreement, Separation Agreement and the other Transaction Documents, proposed resolutions approving the transaction (including the proposed charter and bylaw amendments) and materials from Centerview. Members of Neogen management and representatives of Centerview reviewed with the Neogen board the outcome of the negotiations since the prior board meeting, and representatives of Weil then reviewed with the board its fiduciary duties in connection with considering the proposed transaction. Representatives of Centerview reviewed with the Neogen board Centerview’s financial analyses of the Exchange Ratio. Following this discussion, Centerview rendered to the Neogen board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2021, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in connection with preparing its opinion, the Exchange Ratio was fair, from a financial point of view, to Neogen. For a detailed discussion of Centerview’s opinion, see below under the caption “—Opinion of Neogen’s Financial Advisor.” Following discussion among the directors, Neogen management, Centerview and Weil, the Neogen board unanimously determined that the Merger Agreement, the Separation Agreement, the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, were advisable, fair to, and in the best interests of Neogen and its shareholders. Accordingly, the Neogen board unanimously approved the Transactions, including the Share Issuance, the Merger, the Neogen charter amendment and the Neogen bylaw amendment and resolved to recommend that Neogen shareholders approve the Share Issuance, the Neogen charter amendment and the Neogen bylaw amendment.
On December 13, 2021, the 3M board met virtually, with representatives of 3M senior management and Wachtell Lipton present. Prior to the meeting, the members of the 3M board received materials relating to the potential transaction, including a summary of the terms of the Merger Agreement, Separation Agreement and the other Transaction Documents and proposed resolutions approving the transaction. Following discussion, the 3M board unanimously determined that the Merger Agreement, the Separation Agreement, the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, were advisable, fair to, and in the best interest of 3M and its stockholders.
Subsequently, the parties entered into the Merger Agreement, the Separation Agreement, the Asset Purchase Agreement and the Employee Matters Agreement and finalized the remaining forms of certain other Transaction Documents. The applicable parties also entered into the Debt Commitment Letter with respect to the Financing.
On the morning of December 14, 2021, before the opening of trading on the NYSE and the Nasdaq, Neogen and 3M issued a joint press release and held a conference call announcing the execution of the definitive agreements with respect to the Transactions.
Neogen’s Reasons for the Transactions
On December 13, 2021, the Neogen board unanimously approved the Merger Agreement, the Separation Agreement and the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger. In reaching the decision to approve the Transactions and unanimously resolving to recommend that Neogen shareholders approve the Share Issuance Proposal, the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, the Neogen board held a number of meetings, consulted with Neogen management and its financial and legal advisors, and considered various expected advantages and benefits of the Transactions, including the significant factors set forth below, as well as a variety of negative factors and risks related to the Transactions.

The Neogen board considered these advantages, benefits and negative factors and risks, which are not necessarily presented in order of relative importance below, as a whole and considered such factors to be consistent with the board’s previously identified priorities with respect to strategic transactions and to support its determination to approve the Transactions.
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the overall strategic and financial benefits that could be achieved by combining Neogen and the Food Safety Business relative to the future prospects of Neogen on a standalone basis, including, but not limited to: (i) the expectation that the combined company will have annual revenues in excess of $1 billion and that approximately 70% of the combined company’s pro forma total revenue would be generated from its food safety business, increasing Neogen’s relative revenue from the higher growth, lower volatility food safety market; (ii) the expectation that the combined company will have improved EBITDA margins and stronger free cash flow relative to Neogen on a standalone basis, allowing Neogen to deleverage following the Transactions and providing the company with the flexibility to pursue future strategic initiatives and investments; and (iii) the expectation that the combined company will generate run-rate revenue and cost synergies of $30 million within three years following the closing of the Transactions due to efficiencies in product innovation, sales, marketing, distribution and production;

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the opportunity to create a leading innovator in the food safety industry that would have the geographic footprint, product range and innovation capabilities to capitalize on opportunities presented by increased global focus on sustainability and food safety, and the resulting broadened adoption of testing within the supply chain and long-term positive growth trends;

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the expectation that the financial profile and enhanced international presence of the combined company would position Neogen to pursue further international expansion and provide opportunities for continued global growth;

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the opportunity to combine the complementary product offerings of Neogen and the Food Safety Business, allowing Neogen to expand its product offerings in food safety, in particular in indicator testing and pathogen detection areas, and providing the opportunity to offer Neogen’s products, including its genomics services, to existing 3M food safety customers, as well as to offer the Food Safety Business’s microbiology and other products to existing Neogen animal and food safety customers;

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the opportunity to combine the research and development capabilities of Neogen and the Food Safety Business in order to improve innovation and enhance commercialization of new product offerings for customers, including the potential to augment Neogen’s existing predictive analytics platform in order to position the combined company as a leader in the digitization of the food security industry;

•	the relative valuations implied by the exchange ratio provided for in the Merger Agreement;
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the fact that the Reverse Morris Trust transaction structure affords an effective and economical choice for the Transactions, because, among other things, it provides a tax-efficient method to combine Neogen and the Food Safety Business and allows Neogen to pay a substantial portion of the consideration in the form of shares of Neogen common stock and, therefore, limits the combined company’s total leverage as compared to an all-cash transaction;

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the benefits associated with increased liquidity as a result of the issuance of new shares of Neogen common stock in the Transactions and the potential to improve Neogen’s position within the investment community through increased analyst coverage and the potentially enhanced ability to attract a broader institutional investor base;

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the oral opinion of Centerview rendered to the Neogen board at its meeting on December 13, 2021, which was subsequently confirmed by delivery of a written opinion dated December 13, 2021, that, as of such date, and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing such opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Neogen, as more fully described below under the caption “Opinion of Neogen’s Financial Advisor”;

•	Neogen’s due diligence review of the business and financial information of the Food Safety Business;
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that the existing members of the Neogen board will continue to serve on the board of directors following the closing of the Transactions together with two independent directors to be designated by 3M and reasonably acceptable to Neogen; and

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the expectation that the employees of the Food Safety Business who transfer to Neogen in connection with the Transactions will bring knowledge and experience with respect to the operation of the Food Safety Business that will facilitate the integration of the Food Safety Business, as well as proven experience in driving growth and innovation that complements the capabilities of Neogen.

In the course of its deliberations, the Neogen board also considered certain risks and other potentially negative factors concerning the Transactions, including, but not limited to:
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the possibility that the increased earnings, efficiencies, and other potential benefits expected to result from the Transactions will not be fully realized or will not be realized within the expected time frame;

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the dilution of the relative ownership interest of Neogen’s current shareholders that would result from the Share Issuance, including the fact that current Neogen shareholders as a group would no longer own a majority of the issued and outstanding shares of common stock of the combined company;

•	the challenges and difficulties, foreseen and unforeseen, relating to the separation of the Food Safety Business from the other businesses of 3M;
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the challenges inherent in the combination and integration of two businesses of the size and complexity of Neogen and the Food Safety Business, including that Neogen would need to establish new manufacturing facilities and that the integration may take more time and be more costly than expected;

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the restrictions in the Merger Agreement on Neogen’s ability to actively solicit alternative proposals and the fact that certain provisions in the Merger Agreement may dissuade third parties from seeking to acquire Neogen or otherwise increase the cost of any potential alternative transaction, including the fact that Neogen would not have the right to terminate the Merger Agreement in response to a proposal that is superior to the Transactions;

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the fact that the Transactions might not be consummated in a timely manner or at all, including the fact that there can be no assurance that the conditions to the parties’ obligations to consummate the Transactions will be satisfied and that the failure to satisfy such conditions may be for reasons outside the control of Neogen or 3M, including the fact that the Transactions are conditioned, among other things, on (i) the completion of the Separation, (ii) approval by Neogen’s shareholders of the Share Issuance Proposal and certain other matters, (iii) the receipt of required regulatory approvals under applicable antitrust laws, (iv) the receipt by 3M of the Distribution Tax Opinions, (v) the receipt by 3M and Neogen of the Merger Tax Opinions, and (vi) the receipt by 3M of the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions;

•	the potential adverse consequences to Neogen if the Transactions are not completed, including due to the substantial costs incurred and the potential shareholder and market reaction;
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the potential impact of the restrictions on the conduct of Neogen’s business under the Merger Agreement prior to the consummation of the Transactions, as described further in the section titled “The Merger Agreement—Conduct of Business Pending the Merger” which, among other things, may delay or prevent Neogen from undertaking business opportunities or taking other actions that Neogen might have otherwise taken;

•	the inability of Neogen to influence the operations of the Food Safety Business during the period prior to the completion of the Transactions;
•	the significant one-time costs, including transaction-related expenses, expected to be incurred in connection with the Transactions;
•	the risk that the Transactions and subsequent integration may divert management’s attention and resources away from other strategic opportunities and operational matters;

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the fact that integration of the Food Safety Business will be dependent on the provision of certain transition services from 3M under the Transition Arrangements, and the potential length of time that the transition will require;

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the fact that Garden SpinCo will incur indebtedness in connection with the Transactions, which indebtedness will need to be serviced by the combined company as more fully described below under “Additional Agreements Related to the Separation and the Merger—Debt Financing Arrangements”;

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the fact that, in order to preserve the tax-free treatment of the transactions to 3M and its stockholders, the combined company will be subject to restrictions that could limit its ability to engage in future business transactions or take other corporation actions that might be advantageous as more fully described under “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement”;

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the possibility that the announcement and pendency of the Transactions could have an adverse impact on Neogen, including the potential impact on Neogen’s employees, its ability to attract and retain key management, and its relationships with existing and prospective customers, suppliers and other third parties;

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the requirement that Neogen pay 3M a termination fee equal to $140 million if the Merger Agreement is terminated under certain circumstances, as more fully described under “The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances”;

•	the requirement that Neogen reimburse 3M for all or a portion of its financing-related expenses if the Merger Agreement is terminated under certain circumstances;
•	the risks inherent in seeking regulatory approvals required to close the Merger, as more fully described under the caption “—Regulatory Approvals”;
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the potential downward pressure on Neogen’s share price that may result after the completion of the Transactions if the combined company’s shareholders seek to sell their shares of Neogen common stock;

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the fact that Neogen’s executive officers may have certain interests in or receive certain benefits from the Transactions that are different from, or in addition to, those of Neogen’s shareholders (See “The Transactions—Interests of Certain Persons in the Transactions”); and

•	other risks of the type and nature described elsewhere in this prospectus, including under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the Neogen board is not intended to be exhaustive, but includes the material factors considered by the Neogen board. In view of the wide variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Neogen board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Neogen board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Neogen board based its recommendation on the totality of the information presented, including the factors described above.
3M’s Reasons for the Transactions
As described in “—Background of the Transactions,” the 3M board regularly evaluates and considers a variety of financial and strategic opportunities to enhance stockholder value as part of its long-term business plans. In connection with that process, the 3M board determined that the Transactions were in the best interest of 3M stockholders. In reaching a decision to approve the Transaction Documents and proceed with the Transactions, the 3M board, in consultation with 3M senior management and its financial and legal advisors, considered a variety of factors, including the significant factors listed below in support of the decision:
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the expected strategic and operational benefits of separating the Food Safety Business from 3M’s other businesses, including that the Transactions could provide 3M, on the one hand, and the Food Safety

Business as part of the combined company, on the other hand, more flexibility to pursue its distinct operating priorities and strategies and opportunities for long-term growth through tailored capital allocation decisions and flexibility to pursue organic and inorganic growth opportunities;
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the greater scale that would be created through the combination of the Food Safety Business with Neogen, and the opportunity for the combined company to become a leading global innovator in food security and broaden its product offerings to enhance customer solutions, benefit from increased resources to service customers, and share innovation expertise;

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the belief of the 3M board that the Transactions reflect a compelling valuation for the Food Safety Business, and that the 3M board considered the value of approximately 50.1% of the combined company to represent an attractive value for the Food Safety business, particularly after taking the potential synergies into account;

•	the results of the due diligence review of Neogen’s business conducted by 3M’s management and advisors;
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the fact that 3M stockholders would own approximately 50.1% of the combined company following the Merger and would have the opportunity to participate in any increase in the value of the shares of Neogen common stock following the effective time of the Merger, including potential increases in stockholder value associated with executing on the identified synergy opportunities or from the long-term growth potential of the combined company as a pure play food security innovator;

•	the 3M board’s view of the favorable anticipated financial profile of the combined company in the initial post-closing period;
•	the fact that two individuals designated by 3M would be directors of the combined company following the Merger;
•	the expectation that the Separation, the Distribution and the Merger generally would be tax-efficient for 3M and its stockholders;
•	the potential synergies associated with a combination of Neogen and the Food Safety Business;
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the fact that, under the Merger Agreement, Neogen’s ability to solicit alternative transactions is restricted, the requirements and limitations applicable to Neogen before the Neogen board could change its recommendation to Neogen shareholders in connection with the Transactions, and the requirement that Neogen proceed with a vote of Neogen shareholders on the proposals relating to the Transactions even if the Neogen board withdraws or modifies such recommendation;

•	the fact that, under the Merger Agreement, Neogen may be required to pay 3M a termination fee if the Merger Agreement is terminated under certain circumstances;
•	Neogen’s identity as a strong strategic partner with a proven track record as a public company;
•	the fact that the parties had considered and outlined a detailed integration plan for the combined company;
•	the fact that 3M will receive the SpinCo Cash Payment and any SpinCo Exchange Debt in the Transactions, which may be used for debt reduction, dividends and/or share repurchases;
•	the fact that the Transactions will provide 3M’s stockholders with the choice to own the 3M Business, the Food Safety Business (as a part of the combined company), or both; and
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the review by the 3M board, with the assistance of 3M’s management and legal and financial advisors of the terms, conditions and structure of the Merger Agreement, the Separation Agreement and the other Transaction Documents and the Transactions, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions of the transaction documents, as well as the likelihood of the consummation of the Transactions.

In the course of its deliberations, the 3M board also considered a variety of risks and other potentially negative factors, including the following:
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risks relating to the Separation of the Food Safety Business from 3M and the operation of the Food Safety Business separate from the other 3M Businesses, including the loss of synergies and joint purchasing power, the costs of the Separation, and the risk of not realizing the anticipated benefits of the Separation;

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the lack of assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, including the receipt of approval of stockholders of Neogen and required regulatory approvals and, as a result, the possibility that the Transactions might not be completed;

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the fact that the value of Neogen common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors, many of which are outside of the control of 3M and are unrelated to the performance of the Food Safety Business, including general stock market conditions, conditions in the industries in which Neogen and the Food Safety Business operate, the liquidity of Neogen common stock and the performance of Neogen’s business;

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the extensive nature of the post-closing transition and other services required to be provided by 3M to the Food Safety Business following the closing of the Transactions, the potential that such services will be more costly or disruptive to 3M than anticipated, and the magnitude and nature of the potential liability that 3M might be subject to in relation to such services;

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the risk that the integration of Neogen and the Food Safety Business may be more complex and time consuming than anticipated and may require substantial resources and effort and/or result in the loss of key employees, and that the synergies and cost savings anticipated by the parties may not be realized or may take longer to realize than anticipated;

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the risk that an extended period of time could pass between the signing of the Merger Agreement and completion of the Transactions, and the uncertainty created for 3M, the Food Safety Business and their respective customers, suppliers and employees and, in the case of 3M, its stockholders, during that period;

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the fact that 3M, prior to the completion of the Transactions, is generally required to conduct the Food Safety Business in the ordinary course and subject to specific interim covenants, which could delay or prevent 3M from pursuing business opportunities that might arise prior to the completion of the Transactions;

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the fact that limitations placed upon the combined company as a result of the Tax Matters Agreement in order to preserve the tax-free treatment to 3M of the Distribution may limit the combined company’s ability to pursue certain strategic transactions or engage in other transactions that might increase the value of its business;

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the risk that the Distribution might not qualify as a tax-free transaction under Section 368(a)(1)(D) or Section 355 of the Code or that the Merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case 3M and/or 3M stockholders could be required to pay substantial U.S. federal income taxes;

•	the effect of divesting the Food Safety Business pursuant to the Transactions on 3M’s future growth rate, earnings per share and cash flows from operating activities;
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the risk that the financing for the Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred, if the Transactions are not completed as a result; and

•	risks of the type and nature described under the section of this prospectus titled “Risk Factors.”
The 3M board considered all of these factors as a whole, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions.

This discussion of the information and factors considered by the 3M board is not exhaustive. In view of the wide variety and complexity of factors considered by the 3M board in connection with the evaluation of the strategic alternatives available to 3M for the Food Safety Business and the evaluation of the Transactions, the 3M board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement and the other transaction documents and to proceed with the Transactions. In considering the factors described above and any other factors, individual members of the 3M board may have viewed factors differently or given different weight, merit or consideration to different factors.
This discussion of 3M’s reasons for the Transactions is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections of this prospectus titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” which sections should be read in conjunction with this discussion.
Opinion of Neogen’s Financial Advisor
On December 13, 2021, Centerview rendered to the Neogen board its oral opinion, subsequently confirmed in a written opinion dated December 13, 2021, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio was fair, from a financial point of view, to Neogen.
The full text of Centerview’s written opinion, dated December 13, 2021, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex D and is incorporated by reference in this document. The summary of the written opinion of Centerview, dated December 13, 2021, set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex D. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Neogen board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, of the Exchange Ratio to Neogen. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the other Transaction Documents or the Transactions and is not intended to and does not constitute a recommendation to any shareholders or any other person as to how such shareholder or other person should vote or act with respect to the Transactions or any other matter relating thereto.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
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a draft of each of (a) the Merger Agreement dated December 11, 2021 (the “Draft Merger Agreement”), (b) the Separation and Distribution Agreement dated December 10, 2021 (the “Separation Agreement”), (c) the Employee Matters Agreement dated December 10, 2021, (d) the Asset Purchase Agreement dated December 10, 2021, (e) the Tax Matters Agreement dated December 10, 2021, (f) the Transition Contract Manufacturing Agreement dated December 10, 2021, (g) the Transition Distribution Services Agreement dated December 10, 2021, (h) the Transition Services Agreement dated December 10, 2021, (i) the Transition Trademark License Agreement dated December 10, 2021, (j) the Intellectual Property Matters Agreement dated December 10, 2021, (k) the Clean-Trace Agreement and (l) the Real Estate License Agreement dated December 10, 2021 (for purposes of this section titled “Opinion of Neogen’s Financial Advisor,” the agreements described in the foregoing subclauses (b)-(l) are referred to as the “Ancillary Agreements,” such drafts thereof are referred to as the “Draft Ancillary Agreements” and the Draft Ancillary Agreements, together with the Draft Merger Agreement, are referred to as the “Draft Agreements”);

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Annual Reports on Form 10-K of Neogen for the years ended May 31, 2021, May 31, 2020 and May 31, 2019 and Annual Reports on Form 10-K of 3M for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Neogen and 3M;
•	certain publicly available research analyst reports for Neogen and 3M;
•	certain other communications from Neogen and 3M to their respective stockholders;
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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Neogen, including certain financial forecasts, analyses and projections relating to Neogen prepared by management of Neogen and furnished to Centerview by Neogen for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Neogen Forecasts” and which are collectively referred to in this summary of Centerview’s opinion as the “Neogen Internal Data”;

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certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Food Safety Business, which are referred to in this summary of Centerview’s opinion as the “Garden SpinCo Internal Data”;

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certain financial forecasts, analyses and projections relating to the Food Safety Business prepared by management of Neogen and furnished to Centerview by Neogen for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Garden SpinCo Forecasts” and are referred to elsewhere in this prospectus as the Neogen Reforecasted Food Safety Projections and are summarized in the section titled “Certain Projections—Neogen Projections”; and

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certain cost savings and operating synergies projected by the management of Neogen to result from the Transactions furnished to Centerview by Neogen for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Synergies”.

Centerview also participated in discussions with members of the senior management and representatives of Neogen, 3M and the Food Safety Business regarding their assessment of the Neogen Internal Data (including, without limitation, the Neogen Forecasts), the Garden SpinCo Internal Data and the Garden SpinCo Forecasts as appropriate, and the strategic rationale for the Transactions. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for certain companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant, and compared that data to relevant data for Neogen and the Food Safety Business. Centerview also conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Neogen’s direction, that the Neogen Internal Data (including, without limitation, the Neogen Forecasts), the Garden SpinCo Forecasts and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Neogen as to the matters covered thereby and, that the Garden SpinCo Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of 3M and the Food Safety Business as to the matters covered thereby, and Centerview has relied, at Neogen’s direction, on the Neogen Internal Data (including, without limitation, the Neogen Forecasts), the Garden SpinCo Internal Data, the Garden SpinCo Forecasts and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Neogen Internal Data (including, without limitation, the Neogen Forecasts), the Garden SpinCo Internal Data, the Garden SpinCo Forecasts or the Synergies or the assumptions on which they are based. In addition, at Neogen’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Neogen, 3M or the Food Safety Business, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Neogen, 3M or the Food Safety Business. Centerview assumed, at Neogen’s direction, that (i) the final executed Merger Agreement and Ancillary Agreements would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview and (ii) there would be no adjustments to the

Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement that would be material to Centerview’s analysis or its opinion. Centerview also assumed, at Neogen’s direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and the Ancillary Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or this opinion. Centerview further assumed, at Neogen’s direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Neogen, 3M or the Food Safety Business, or the ability of Neogen, 3M or the Food Safety Business to pay their respective obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expresses no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expresses no view as to, and does not address, Neogen’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Neogen or in which Neogen might engage. Centerview’s opinion is limited to and addresses only the fairness, from a financial point of view, as of the date thereof, to Neogen of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview has not been asked, nor does Centerview express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement (including the Ancillary Agreements) or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Neogen or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Neogen or any party, or class of such persons in connection with the Transactions, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. Centerview’s opinion relates to the relative values of Neogen and the Food Safety Business. Centerview’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s opinion. Centerview expressed no view or opinion as to what the value of Neogen common stock actually will be when issued pursuant to the Transactions or the prices at which the Neogen common stock (or other securities of Neogen, 3M, Garden SpinCo or any other entity) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transactions. Centerview’s opinion is not intended to and does not constitute a recommendation to any shareholder of Neogen or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise or act with respect to the Transactions or any other matter.
Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Neogen board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of the Financial Analyses of Centerview
The following is a summary of the material financial analyses prepared and reviewed with the Neogen board in connection with Centerview’s opinion, dated December 13, 2021.
The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that they considered.
Rather, Centerview made its determinations as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.
In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Neogen or any other parties to the Transactions. None of Neogen, 3M, Garden SpinCo or any of their respective affiliates or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Neogen do not purport to be appraisals or reflect the prices at which Neogen may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2021, and is not necessarily indicative of current market conditions. Fully diluted share numbers (including options and restricted stock units) for Neogen used below were provided by, and used at the direction of, Neogen management.
EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense.
Selected Public Comparable Companies Analysis:
Centerview reviewed and analyzed certain financial information, ratios and multiples, including EV/2022E EBITDA (as described below), for the below listed publicly traded companies that Centerview, based on its experience and professional judgment, deemed relevant as publicly traded companies with operations in the food safety and life sciences tools or diagnostics industries to consider in relation to Neogen and the Food Safety Business.
Selected Public Companies	EV/2022E EBITDA
Agilent Technologies, Inc.	26.5x
Bio-Techne Corporation	45.5x
Mettler-Toledo International, Inc.	33.5x
PerkinElmer, Inc.	18.8x
Waters Corporation	22.6x
Although none of the selected companies is directly comparable to Neogen, the Food Safety Business or the combined company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analyses, may be considered similar to those of Neogen and the Food Safety Business, including (i) product and service offerings similar to those of Neogen and the Food Safety Business, such as instruments and diagnostic tests (notwithstanding that such offerings may be marketed outside of food safety and animal safety, due to the limited number of publicly traded food safety or animal safety companies other than Neogen) and (ii) revenue growth and operating profitability characteristics similar to those of Neogen and the Food Safety Business. Because none of the selected companies is exactly the same as Neogen or the Food Safety Business, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Neogen, the Food Safety Business and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from regulatory filings and other data sources as of December 13, 2021, Centerview calculated, for each selected company, among other things, aggregate enterprise values (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable), plus the book value of debt, plus minority interests, less cash and cash equivalents and equity method investments) as a multiple of the estimated EBITDA for the twelve months ended May 31, 2022, which is referred to in this summary as “EV/2022E EBITDA.” From this analysis, Centerview computed median and mean EV/2022E EBITDA multiples for the twelve months ended May 31, 2022 for the selected companies, as set forth below:
EV/2022E EBITDA
	Mean	Median
Selected Public Companies	29.4x	26.5x
From this analysis, Centerview computed a range of 2022E EV/EBITDA multiples of 32.5x to 37.5x (which range was determined based on considerations that Centerview deemed relevant in its professional judgment and experience) and applied such multiples to the estimated EBITDA for the twelve months ended May 31, 2022 for Neogen and the Food Safety Business, respectively, based on the Neogen Forecasts and the Garden SpinCo Forecasts in order to arrive at implied enterprise values for Neogen and the Food Safety Business. To arrive at a range of implied equity values for Neogen and the Food Safety Business, Centerview adjusted the total enterprise values for Neogen’s and the Food Safety Business’ respective net debt (in the case of the Food Safety Business, assuming net debt of Garden SpinCo of $1 billion), minority interest and equity method investments, as applicable.
Based upon the resulting implied equity values of Neogen and the Food Safety Business, Centerview calculated a range of implied pro forma equity ownership of Neogen shareholders in the combined company. For purposes of this calculation, Centerview assumed that the implied equity value of the combined company was the sum of the implied equity values of Neogen and the Food Safety Business (without consideration of any potential synergies). Centerview calculated the low end of the Neogen shareholder implied pro forma equity ownership range assuming the lowest implied equity value for Neogen and the highest implied equity value for the Food Safety Business, and then calculated the high end of the Neogen shareholder implied pro forma equity ownership range assuming the highest implied equity value for Neogen and the lowest implied equity value for the Food Safety Business. The analysis implied a pro forma equity ownership percentage range for Neogen shareholders of 44.2% to 51.8%, as compared to the expected pro forma ownership of the combined company by pre-Merger Neogen shareholders of approximately 49.9% of the issued common stock, or 50.1% on a fully diluted basis, as a result of the Exchange Ratio.
Discounted Cash Flow Analysis:
Centerview performed a discounted cash flow analysis of Neogen based on the Neogen Forecasts and of the Food Safety Business based on the Garden SpinCo Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or company by calculating the “present value” of estimated future cash flows of the asset or company and terminal value of the asset or company. “Present value” refers to the current value of estimated future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing these analyses, Centerview calculated the discounted cash flow values as the sum of the net present values (as of November 30, 2021) of (1) the standalone unlevered free cash flows for the second half of the fiscal year ending May 31, 2022 and of the fiscal years ending May 31, 2023 through May 31, 2026 based on the Neogen Forecasts and the Garden SpinCo Forecasts, respectively, and (2) the terminal value of each of Neogen and the Food Safety Business at the end of the forecast period. The terminal values of each of Neogen and the Food Safety Business were estimated applying a range of exit multiples of 32.5x to 37.5x to the terminal year projected EBITDA of each of Neogen and the Food Safety Business, as provided in the section titled “Financial Projections—Neogen Projections.” The range of exit multiples was estimated by Centerview utilizing its professional judgment and experience, taking into account the relevant company and, among other matters, the Neogen Forecasts and the Garden SpinCo Forecasts. The cash flows and terminal values were discounted to present value (as of November 30, 2021) using a range of discount rates of 8.0% to 9.0% for each of Neogen and the Food Safety Business. The range of discount rates was determined based on Centerview’s analyses of Neogen’s and the Food Safety Business’s respective weighted average cost of capital (the “WACC”). Centerview derived the WACC for each of Neogen and the Food Safety Business by using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including capital structure, the cost of long-term U.S. Treasury debt, tax rates, historical and projected unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.
Based on these analyses, Centerview calculated a range of approximate implied equity values for Neogen and the Food Safety Business, in each case by adjusting for Neogen’s and the Food Safety Business’ respective net debt (and, in the case of the Food Safety Business, assuming net debt of Garden SpinCo of $1 billion), minority interest and equity method investments, as applicable (without consideration of any potential synergies). Using the high and low values from the resulting range of the implied equity values, Centerview then calculated the implied pro forma equity ownership percentage range for Neogen shareholders of 46.2% to 55.5%, as compared to the expected pro forma ownership of the combined company by pre-Merger Neogen shareholders of approximately 49.9% of the issued common stock, or 50.1% on a fully diluted basis, as a result of the Exchange Ratio.
“Has-Gets” Value Creation Analysis:
Centerview compared the standalone equity value of Neogen to the Neogen shareholders’ pro forma share (based on the expected pro forma ownership of the combined company by pre-Merger Neogen shareholders of approximately 49.9% of the issued common stock, or 50.1% on a fully diluted basis, as a result of the Exchange Ratio) of the implied equity value of the combined company after giving effect to the Merger, including (i) the realization of operating synergies as provided in the following sentence, (ii) estimated transaction costs and (iii) assumed net debt of Garden SpinCo of $1 billion. In connection with this analysis, Centerview assumed run-rate revenue and cost synergies of approximately $30 million, potential run-rate tax dyssynergies of approximately $13 million, estimated transaction costs of $75 million and an approximate $5 million net working capital payment adjustment to 3M.
Centerview observed the following comparison of the standalone equity value of Neogen (which we refer to as “Has,” and is based on the closing price of Neogen common stock on December 13, 2021 of $40.12) to the implied value of the Neogen shareholders’ pro forma ownership of the combined company (“Gets”), using two valuation methodologies:
Valuation Methodology for “Gets”	“Has” (equity value in millions)	“Gets” (Combined company, including synergies) (equity value in millions)
EV/EBITDA (2022E)	$4,356	$5,072
Discounted Cash Flows	$4,356	$5,169
Other Factors
Centerview noted for the Neogen board certain additional factors solely for reference and informational purposes, including the following:
Illustrative Contribution Analysis:
Centerview performed a relative contribution analysis of Neogen and the Food Safety Business in which Centerview analyzed and compared the Neogen shareholders’ and the Garden SpinCo stockholders’ respective expected percentage ownership of the combined company to Neogen’s and the Food Safety Business’ respective contributions to the combined company based upon the estimated revenue, EBITDA and unlevered net income for each of Neogen and the Food Safety Business on a standalone basis for each of the fiscal years ending

May 31, 2022, 2023 and 2024, derived from the Neogen Forecasts and the Garden SpinCo Forecasts. The relative equity contributions of Neogen and the Food Safety Business to the combined company’s estimated revenue, EBITDA and unlevered net income for the fiscal years ending May 31, 2022, 2023 and 2024, as well as the implied pro forma equity ownership split as a result of such relative contributions (in each case, without consideration of any potential synergies), which Centerview noted as compared to the implied equity ownership of the pre-Merger Neogen shareholders in the combined company based on the Exchange Ratio of approximately 49.9% on an issued common stock basis, or 50.1% on a fully diluted basis, are set forth below:
	Contribution Percentages (Neogen / Food Safety Business)		Implied Equity Split (Neogen / Food Safety Business)
Revenue:
FY 2022E	56%	44%	67%	33%
FY 2023E	56%	44%	68%	32%
FY 2024E	56%	44%	68%	32%

EBITDA(1):
FY 2022E	41%	59%	48%	52%
FY 2023E	42%	58%	49%	51%
FY 2024E	42%	58%	49%	51%

Unlevered Net Income(1):
FY 2022E	36%	64%	36%	64%
FY 2023E	37%	63%	37%	63%
FY 2024E	38%	62%	38%	62%
(1)
Assumes $37 million in standalone costs for the twelve months ended May 31, 2022 (as provided in the Neogen Internal Data). The Food Safety Business unlevered net income assumes a 20.5% tax rate for all years.

Historical Trading Analysis:
Centerview reviewed the historical trading prices for Neogen common stock during the 52-week period ended December 10, 2021, the last trading day before the date of Centerview’s opinion, which ranged from a low closing price of $39 per share on March 4, 2021 to a high closing price of $48 per share on April 20, 2021, as compared to the closing price of Neogen common stock of $40 on December 13, 2021 (in each case, rounded to the nearest dollar).
General
Centerview’s financial analyses and opinions were only one of many factors taken into consideration by the Neogen board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Neogen board or management of Neogen with respect to the Exchange Ratio, or as to whether the Neogen board would have been willing to determine that a different Exchange Ratio or consideration was fair. The Exchange Ratio for the Transactions was determined through arm’s-length negotiations between Neogen and 3M and was approved by the Neogen board. Centerview provided advice to Neogen during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Neogen or the Neogen board or that any specific amount of consideration or Exchange Ratio constituted the only appropriate consideration or Exchange Ratio for the Transactions.
Miscellaneous—Centerview Partners LLC
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services to Neogen, including in connection with certain strategic matters, and Centerview received approximately $300,000 in compensation from Neogen for such services. In the two years prior to the date of its written opinion, Centerview had not been engaged on a fee-paying basis to provide financial advisory or other services to 3M, and Centerview did not receive any compensation from

3M during such period. Centerview may provide investment banking and other services to or with respect to Neogen, 3M, Garden SpinCo, or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Neogen, 3M, Garden SpinCo or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Neogen board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation, qualification and experience in investment banking and mergers and acquisitions generally and knowledge of the industries in which Neogen and the Food Safety Business operate, specifically. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as a financial advisor to the Neogen board, Neogen has agreed to pay Centerview an aggregate fee of $34 million, $2.5 million of which (less certain fees previously paid to Centerview) was payable upon the rendering of Centerview’s opinion, and $31.5 million of which is payable contingent upon the consummation of the Transactions. In addition, Neogen may pay Centerview an additional fee of up to $7.0 million in its discretion. Neogen has also agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise out of Centerview’s engagement.
Financial Projections
The information set forth in this section relates to certain forecasted financial information exchanged between 3M and Neogen in connection with their consideration of the Transactions, as described in more detail below. There were no projections or forecasted financial information exchanged between 3M and Neogen, other than as summarized below, that the parties consider to be material.
Neogen Projections
Neogen does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results due to, among other reasons, the uncertainty and inherent unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the Transactions, Neogen management prepared and provided to Centerview and the Neogen board certain non-public, internal financial projections concerning Neogen’s anticipated future operations as a standalone business for the fiscal years ending May 31, 2022 through 2026. We refer to these projections as the Neogen Standalone Projections. The Neogen Standalone Projections (other than the unaudited prospective information with respect to Neogen’s operations for the second half of 2022 and the calculations of unlevered free cash flow) also were provided to 3M management. In addition, in connection with its evaluation of the Transactions, Neogen management prepared certain financial projections regarding the Food Safety Business’s anticipated future operations on a standalone basis, which were derived in part from the financial information provided by 3M to Neogen, including the 3M Food Safety Business Projections, in connection with Neogen’s due diligence review of the Food Safety Business and which Neogen management recast to correspond to fiscal years ending May 31, 2022 through 2026 and adjusted to reflect management’s assumptions and beliefs at the time with respect to the future revenues and standalone costs of operating the Food Safety Business, including to add projected revenue and expenses in connection with the Clean-Trace Distribution Agreement, which income was not included within the projected financial information for the Food Safety Business provided by 3M to Neogen. The Clean-Trace Distribution Agreement specifically relates to Neogen's agreement to sell certain Clean-Trace™ products to 3M and for 3M to serve as a non-exclusive distributor and reseller of such products solely to certain customers (other than in respect of food safety applications), including certain existing customers of 3M's Medical Solution Division which does not transfer to Neogen in connection with the Transactions. Refer to “Additional Agreements Related to the Separation and the Merger—Clean-Trace Distribution Agreement” for additional information. We refer to these reforecasted and adjusted financial projections for the Food Safety Business as the Neogen Reforecasted Food Safety Projections, and we refer to the Neogen Standalone Projections and the Neogen Reforecasted Food Safety Projections collectively as the Neogen Projections. The Neogen Reforecasted Food Safety Projections were provided to the Neogen board and also were provided to Centerview. The Neogen Reforecasted Food Safety Projections are referred to as the “Garden SpinCo Forecasts” in the summary of Centerview's financial analyses included in the section of this prospectus titled “Opinion of Neogen's Financial Advisors.”

A summary of the Neogen Projections has been provided below to provide recipients of this prospectus with access to certain non-public unaudited prospective internal financial information that was provided to the parties as described above, including the Neogen board and Centerview in connection with their consideration and evaluation of the Transactions. This summary of the Neogen Projections is not being included in this prospectus to influence any stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose.
Neogen Standalone Projections
		Fiscal Year Ending May 31,
$ million	2H 2022E(1)	2022E	2023E	2024E	2025E	2026E
Revenue	$257	$515	$567	$613	$663	$717
EBITDA(2)	55	110	125	140	156	175
Unlevered Net Income(3)	34	69	79	89	100	113
Unlevered Free Cash Flow(4)	25		61	73	83	94
(1)	Reflects estimates for the second half of Neogen’s fiscal year ending May 31, 2022.
(2)	EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense.
(3)
Unlevered net income is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen Board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as EBITDA, less depreciation and amortization, less cash tax expense.

(4)
Unlevered free cash flow is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Standalone Projections provided by Neogen management as net operating profit after taxes (i.e., EBITDA, less depreciation and amortization, less cash tax expense), plus depreciation and amortization, less capital expenditures, less increases in net working capital and less acquisition spend.

Neogen Reforecasted Food Safety Projections
		Fiscal Year Ending on May 31,
$ million	2H 2022E(1)	2022E	2023E	2024E	2025E	2026E
Revenue	$202	$404	$440	$475	$507	$535
EBITDA(2)	80	160	176	193	208	221
Unlevered Net Income(3)	61	122	134	147	158	168
Unlevered Free Cash Flow(4)	59		71	61	116	158
(1)
Reflects estimate for the second half of fiscal year ending May 31, 2022 based on Neogen management’s recast of the unaudited prospective financial information for the Food Safety Business to correspond to a fiscal year ending May 31.

(2)	EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, including stock-based compensation expense.
(3)
Unlevered net income is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen Board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as EBITDA, less depreciation and amortization, less cash tax expense.

(4)
Unlevered free cash flow is a non-GAAP financial measure and was calculated by Centerview for use in connection with its financial analyses for purposes of rendering its opinion to the Neogen board as described above in the section entitled “—Opinion of Neogen’s Financial Advisor” using the Neogen Reforecasted Food Safety Projections provided by Neogen management as net operating profit after taxes (i.e., EBITDA, less depreciation and amortization, less cash tax expense), plus depreciation and amortization, less capital expenditures, less increases in net working capital, less (with respect to the prospective financial information for fiscal years 2023 through 2026) certain estimates of one-time expenditures related to operational and facility transitions.

The Neogen Projections and Neogen Reforecasted Food Safety Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numeric specificity, the Neogen Projections and Neogen Reforecasted Food Safety Projections are forward-looking statements and reflect numerous estimates and assumptions with respect to, among other things, industry performance and competition, general business, economic, market and financial conditions and matters specific to Neogen’s business and the Food Safety Business, all of which are difficult to predict or may prove to be inaccurate for any number of reasons, including the risks discussed in this prospectus under the section entitled “Risk Factors,” and many of which are beyond Neogen’s control. Neogen cannot provide any assurance that the assumptions underlying the Neogen Projections will be realized. The inclusion of information about the Neogen Projections in this prospectus should not be regarded as an indication that Neogen, 3M or any other recipient of this information considered or now considers, it necessarily predictive of actual future results or material information given the inherent risks and uncertainties associated with such forecasts.
The material estimates and assumptions made by Neogen management in connection with the preparation of the Neogen Projections include:
•	Projected annual increases in revenue of 8-12% for Neogen’s food and animal safety segments; and
•
Projected annual gross margin expansion of 50 basis points and operating margin expansion of 75 basis points commencing in fiscal year 2023, primarily resulting from expected manufacturing efficiencies and favorable product mix.

In developing the Neogen Projections and the material estimates and assumptions with respect to Neogen’s projected future revenue growth rates and cost, Neogen management considered, among other things, the following assumptions:
•	Neogen’s historical organic revenue growth rate in the high single digits;
•	Expanded geographic opportunities arising out of Neogen’s international businesses; and
•	Secular trends towards increasingly health conscious consumers, more food allergies, increased incidents of pathogen contamination in food, and increased supply chain complexity.
In preparing the Neogen Reforecasted Food Safety Projections, Neogen management made certain adjustments to the material estimates and assumptions made by 3M management and reflected in the 3M Food Safety Business Projections, which are described below under “3M Food Safety Business Projections,” based on Neogen management’s expectations and beliefs at the time with respect to the future revenues and standalone costs of operating the Food Safety Business. The material estimates and assumptions made by Neogen management in connection with the preparation of the Neogen Reforecasted Food Safety Projections, as compared to the 3M Food Safety Business Projections, include:
•
Lowering the assumed annual revenue growth rate for indicator testing, hygiene monitoring, sample handling and pathogen testing by 1.0% to 1.5%, for conservatism and based on recent performance trends for those product lines.

•
Assuming expense margins consistent with those used by 3M in the preparation of the 3M Food Safety Business Projections, which Neogen management believed to be reasonable based on Neogen management’s discussions with representatives of the Food Safety Business and knowledge of the industry;

•
Adding projected revenue of approximately $15 million annually and related expenses in connection with the Clean-Trace Distribution Agreement, which was not included in the 3M Food Safety Business Projections but pursuant to which the Food Safety Business will sell certain Clean-Trace™ products to 3M and 3M will serve as a non-exclusive distributor and reseller of such products (solely to certain customers and not including any food safety applications); and

•
Assumed costs of an incremental $37 million for the operation of the Food Safety Business on a standalone basis for Neogen’s fiscal year 2021 (with incremental increases in subsequent years), not including the expected costs related to the separation and stand-up of the Food Safety Business implied by the Transition Arrangements.

Many of the assumptions reflected in the Neogen Projections are subject to change and the Neogen Projections do not reflect revised prospects for Neogen’s business or the Food Safety Business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such prospective financial information was prepared. Neogen has not publicly updated and does not intend to publicly update or otherwise revise the Neogen Projections. Although Neogen management believes that the Neogen Projections were prepared on a reasonable basis (and, in the case of the 3M Food Safety Business Projections from which the Neogen Reforecasted Food Safety Projections were derived, Neogen management assumes that the 3M Food Safety Projections were prepared on a reasonable basis), the Neogen Projections are not fact and there can be no assurance that the results reflected in the Neogen Projections will be realized or that actual results will not materially vary from the Neogen Projections. In addition, the Neogen Projections reflect Neogen and the Food Safety Business on a standalone basis and cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the Neogen Projections included in this prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.
Shareholders are urged to review Neogen’s most recent SEC filings for a description of risk factors with respect to Neogen’s business as well as the section of this prospectus entitled “Risk Factors.” Shareholders should also read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Neogen Projections and “Where You Can Find Additional Information; Incorporation by Reference.”
The Neogen Projections were not prepared with a view toward public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Neogen Projections included in this document have been prepared by, and are the responsibility of, Neogen management (and, in the case of the 3M Food Safety Projections from which the Neogen Reforecasted Food Safety Projections were derived in part, 3M management). BDO USA LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Neogen Projections and, accordingly, BDO USA LLP does not express an opinion or any other form of assurance with respect thereto. The BDO USA LLP report incorporated by reference in this document relates to Neogen’s previously issued financial statements. It does not extend to the Neogen Projections and should not be read to do so.
The Neogen Projections contain certain non-GAAP financial measures that Neogen management believes are helpful in evaluating its future projected results. The non-GAAP financial measures set forth above should not be considered in isolation or as a substitute for, or superior to, comparable financial measures determined or calculated in accordance with GAAP. Non-GAAP financial measures such as those used in the Neogen Projections also may not be comparable to similarly titled measures used by other companies or persons (including 3M) due to potential differences in the method of calculation. Non-GAAP financial measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity.
For the reasons described above, readers of this prospectus are cautioned not to place undue, if any, reliance on the Neogen Projections. None of Neogen or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any stockholder or other person regarding Neogen’s ultimate performance compared to the information contained in the Neogen Projections or that forecasted results will be achieved. Neogen has not made any representation to 3M in the Merger Agreement or otherwise concerning any of the Neogen Projections and 3M has not made any representation to Neogen in the Merger Agreement or otherwise concerning any of the 3M Food Safety Projections.
The Neogen Projections, and the information about the Neogen Projections set forth above, were developed for Neogen and the Food Safety Business, respectively, on a standalone basis and do not take into account or give effect to the Transactions, including any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any costs and expenses incurred or to be incurred in connection with the Transactions, any purchase accounting adjustments, any synergies that are or expected to be realized as a result of the Transactions or costs and expenses necessary to achieve anticipated synergies, or any changes to Neogen’s or the Food Safety Business’s operations or strategy that may be implemented after completion of the Transactions, nor do they take into account the effect of any failure of the

Merger or the other Transactions to be consummated or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger.
NEOGEN DOES NOT INTEND TO PUBLICLY UPDATE OR OTHERWISE REVISE THE ABOVE NEOGEN PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.
3M Food Safety Business Projections
3M does not as a matter of course make public long-term financial projections as to the future performance, earnings or other results of 3M or its businesses, including the Food Safety Business. However, in connection with the process leading to the execution of the Merger Agreement, the Separation Agreement and other Transaction Documents, 3M management prepared certain nonpublic, internal financial projections for the Food Safety Business for the calendar years ending December 31, 2021 through 2025, which were then provided to Neogen and its financial advisor as part of Neogen’s due diligence review of the Food Safety Business. We refer to these projections as the 3M Food Safety Business Projections.
The 3M Food Safety Business Projections are based on numerous variables and assumptions made by 3M management at the time prepared, including with respect to industry performance, general business, economic, regulatory, market and financial conditions, other future events; and other matters specific to 3M and the Food Safety Business, including the following material assumptions:
•	long-term growth of the Food Safety Business’s market between 2-3% per year (which assumes that the industry’s growth rate from prior to the COVID-19 pandemic is again in effect);
•	a full recovery of the services sector of such market;
•	a normalized global supply chain;
•	the absence of a material impact on the operations of the customers of the Food Safety Business from COVID-related production issues;
•	increased customer focus on hygiene and resulting demand for the Food Safety Business’s hygiene monitoring solutions;
•	launch of new solutions, including 3M™ Petrifilm™ Plate Reader Advanced and 3M™ Environmental Scrub Sampler, in 2021;
•	increased investment in customer-facing initiatives to improve sales and increased demand from contract laboratory customers; and
•	sustained growth in demand for Petrifilm™ culture plates.
The 3M Food Safety Business Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numeric specificity, the 3M Food Safety Business Projections are forward-looking statements and reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Food Safety Business, including the risks and uncertainties described under “Risk Factors,” all of which are difficult to predict and many of which are beyond 3M’s control. Among other things, if the 3M Food Safety Business Projections had been prepared under the assumption that the industry (including the customers and suppliers of the Food Safety Business) would continue to be impacted by COVID-related production issues and the ongoing global supply chain crisis; that the Food Safety Business would be unable to timely introduce new solutions when anticipated; or assuming a different mix of demand for the products offered by the Food Safety Business, then in each case the 3M Food Safety Business Projections would have been materially different than the information set forth below.

A summary of the 3M Food Safety Business Projections has been provided below to provide recipients of this prospectus with access to certain nonpublic unaudited prospective internal financial information that was furnished to the above-listed parties, and are not included in this prospectus to influence any stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose.
	Fiscal Year Ending December 31,
$ million	2021E	2022E	2023E	2024E	2025E
Net Sales	$373	$414	$454	$494	$532
Adjusted Gross Profit(1)	237	268	296	323	349
Adjusted EBITDA(2)	180	204	226	247	267
(1)
Adjusted gross profit is calculated as net sales less cost of goods sold, adjusted for stock-based compensation, parent expense allocations that would not apply to a standalone entity, and items of a non-recurring and/or non-operational nature, and is a non-GAAP financial measure. Standalone costs, including but not limited to, transition costs or new production startup have not been included.

(2)
Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, adjusted for stock-based compensation, parent expense allocations that would not apply to a standalone entity, and items of a non-recurring and/or non-operational nature and is a non-GAAP financial measure. Standalone costs, including but not limited to, transition costs or new production startup have not been included.

The 3M Food Safety Business Projections were prepared for the Food Safety Business on a stand-alone basis.
The inclusion of information about the 3M Food Safety Business Projections in this prospectus should not be regarded as an indication that 3M, Neogen or any other recipient of this information considered, or now considers, it necessarily predictive of actual future results or material information given the inherent risks and uncertainties associated with such forecasts.
3M cannot provide any assurance that the assumptions underlying the 3M Food Safety Business Projections will be realized. The inclusion of information about the 3M Food Safety Business Projections in this prospectus should not be regarded as an indication that 3M, Neogen or any other recipient of this information considered, or now considers, it necessarily predictive of actual future results or material information given the inherent risks and uncertainties associated with such forecasts.
Many of the assumptions reflected in the 3M Food Safety Business Projections are subject to change and the 3M Food Safety Business Projections do not reflect revised prospects for the Food Safety Business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. 3M has not publicly updated and does not intend to publicly update or otherwise revise the 3M Food Safety Business Projections. There can be no assurance that the results reflected in the 3M Food Safety Business Projections will be realized or that actual results will not materially vary from the 3M Food Safety Business Projections. In addition, the 3M Food Safety Business Projections cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the 3M Food Safety Business Projections included in this prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.
Stockholders are urged to review 3M’s most recent SEC filings for a description of risk factors with respect to 3M’s business, as well as the section of this prospectus entitled “Risk Factors.” Stockholders should also read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the 3M Food Safety Business Projections and “Where You Can Find Additional Information; Incorporation by Reference.”
The 3M Food Safety Business Projections were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The 3M Food Safety Business Projections included in this document have been prepared by, and are the responsibility of, 3M management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying 3M Food Safety Business Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included and incorporated by reference in this document relate to Food Safety Business’s and 3M’s previously issued financial statements. The PricewaterhouseCoopers LLP reports do not extend to the 3M Food Safety Business Projections and should not be read to do so.

The 3M Food Safety Business Projections contain certain non-GAAP financial measures. The non-GAAP financial measures set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and non-GAAP financial measures such as those used in the 3M Food Safety Business Projections may not be comparable to similarly titled amounts used by other companies or persons. Non-GAAP financial measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. 3M is not providing a quantitative reconciliation of these forward-looking non-GAAP financial measures. For the reasons described above, readers of this prospectus are cautioned not to place undue, if any, reliance on the 3M Food Safety Business Projections. None of 3M or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Food Safety Business compared to the information contained in the 3M Food Safety Business Projections or that forecasted results will be achieved. 3M has not made any representation to Neogen in the Merger Agreement or any of the other Transaction Documents or otherwise, or to any other person, concerning any of the 3M Food Safety Business Projections.
The 3M Food Safety Business Projections, and the information about the 3M Food Safety Business Projections set forth above, were developed for the Food Safety Business on a standalone basis and do not take into account or give effect to the Transactions, including any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any costs and expenses incurred or to be incurred in connection with the Transactions, any purchase accounting adjustments, any synergies that are or expected to be realized as a result of the Transactions or costs and expenses necessary to achieve anticipated synergies, or any changes to the Food Safety Business’s operations or strategy that may be implemented after completion of the Transactions, nor do they take into account the effect of any failure of the Merger or the other Transactions to be consummated or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger.
3M DOES NOT INTEND TO PUBLICLY UPDATE OR OTHERWISE REVISE THE ABOVE 3M FOOD SAFETY BUSINESS PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.
Ownership of Neogen Following the Merger
Immediately after the closing of the Merger, Garden SpinCo stockholders are expected to own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock and pre-Merger Neogen shareholders are expected to own, in the aggregate, approximately 49.9% of the issued and outstanding Neogen common stock.
Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger
Effective as of the effective time of the Merger, the size of the Neogen board will be increased to 10 directors, and two individuals designated by 3M and reasonably acceptable to Neogen will be appointed to the board. The Merger Agreement provides that the individuals designated by 3M must be independent under the rules and regulations of Nasdaq and reasonably acceptable to Neogen, taking into account their skills and background and the composition and diversity of the Neogen board. The Neogen board is divided into three classes with staggered 3-year terms. The 3M designees will each be appointed to a different class on the Neogen board. If the initial term of any 3M designee expires at the first or second annual meeting of Neogen shareholders following the closing of the Transactions, Neogen has agreed to include such 3M designee in the slate of nominees that is recommended by the Neogen board to Neogen’s shareholders for election at such annual meeting. See “The Transaction Agreements—The Merger Agreement—Post-Closing Neogen Board of Directors and Officers.”
The biographies of the following current directors of Neogen are incorporated by reference to Neogen’s Proxy Statement for its 2021 Annual Meeting of Shareholders, which is incorporated in this prospectus by reference: John E. Adent; James C. Borel; William T. Boehm, Ph.D.; Ronald D. Green, Ph.D.; Ralph A. Rodriguez; James P. Tobin; Darci L. Vetter; and Catherine A. Woteki, Ph.D.

Neogen’s current Chief Executive Officer and President, John Adent, will continue to lead the combined company, together with Neogen’s existing senior management team. Prior to and after the completion of the Transactions, Neogen’s Chief Executive Officer and President will continue to have principal responsibility in the appointment of Neogen’s senior executive team and their roles, titles and responsibilities.
Information about Mr. Adent and the other current executive officers of Neogen are incorporated by reference to Noegen’s Annual Report on Form 10-K for the fiscal year ended May 31, 2022, which is incorporated in this prospectus by reference.
Interests of Certain Persons in the Transactions
Interests of 3M’s and Garden SpinCo’s Directors and Executive Officers in the Transactions
The directors and executive officers of 3M and Garden SpinCo will receive no extra or special benefit that is not shared on a pro rata basis by all other Garden SpinCo stockholders in connection with the Transactions. None of 3M’s or Garden SpinCo’s directors will receive any severance or other additional compensation as a result of the Transactions. As of the date of this prospectus, 3M’s and Garden SpinCo's directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of 3M’s stockholders generally. As with all 3M stockholders, if a director or executive officer of 3M or Garden SpinCo owns shares of 3M common stock, such person may participate in the Exchange Offer on the same terms as other 3M stockholders. As of August 1, 2022, 3M’s directors and executive officers beneficially owned approximately less than 1% of the outstanding shares of 3M common stock. All of Garden SpinCo’s outstanding common stock is currently owned directly by 3M.
Interests of Neogen’s Directors and Executive Officers in the Transactions
Certain of Neogen’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of Neogen shareholders generally. By virtue of continuing to serve on the Neogen board of directors following the Transactions, Neogen's directors may have different interests in the Transactions than the interests of Neogen's shareholders generally. Similarly, by virtue of continuing to serve as executive officers of Neogen following completion of the Transactions, Neogen's executive officers may have interests in the Transactions that are different than those of Neogen's shareholders generally, including that Neogen's executive officers may in the future receive increased compensation reflective of their increased responsibilities and the larger scale and complexity of their roles with respect to the combined company as a result of the Transactions.
As of the date of this prospectus, Neogen’s directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Neogen’s shareholders generally. As with all Neogen shareholders, Neogen’s directors and executive officers may benefit from the Transactions a result of their ownership of Neogen common stock, including any shares of Neogen common stock underlying Neogen equity-based awards. On April 25, 2022, the Neogen board approved a retention equity bonus program in order to incentivize and recognize the significant contributions of certain Neogen employees to integration planning and other initiatives in connection with the Transactions. Pursuant to the retention equity bonus program, Neogen's named executive officers, executive officers, as well as certain other employees, were granted options and restricted stock units. The retention equity award grants will vest in equal installments on each of the first five anniversaries of the grant date, generally subject to continued employment on each vesting date, and have terms that are consistent with those previously disclosed. As of August 1, 2022, the latest practicable date prior to the date hereof, Neogen’s directors and executive officers beneficially owned, in the aggregate, less than 1% of the outstanding shares of Neogen common stock.
The consummation of the Merger will not constitute a “change in control” under Neogen’s 2015 Omnibus Incentive Plan or Neogen’s 2018 Omnibus Incentive Plan or under the terms of any equity-based award agreements under either such plan. As a result, the consummation of the Merger will not result in the accelerated vesting or cancellation of any outstanding equity-based awards held by Neogen’s named executive officers, and Neogen has not taken any action with respect to any such outstanding Neogen equity-based awards in connection with the Merger.
Neogen also has not entered into employment, severance, or change-in-control agreements with any of its executive officers. Although Neogen maintains a discretionary severance practice, which could potentially result in the payment of severance to Neogen’s named executive officers, the Neogen board has not approved, and Neogen has not entered into, any agreements, arrangements, or understandings with Neogen’s named executive officers in respect of any severance payments or other benefits that would become payable based on or that otherwise relate to the Merger.

Because Neogen does not have any “golden parachute” arrangements with any of its named executive officers that would involve the payment of any compensation based on or related to the Merger, Neogen has not included the table contemplated under Item 402(t) of Regulation S-K.
Board of Directors and Management of Neogen
Following the Closing, Neogen’s directors will continue to serve on the board of directors of the combined company. Neogen has also agreed to appoint two directors designated by 3M and reasonably acceptable to Neogen to the Neogen board, effective as of the effective time of the Merger. In addition, Neogen’s current Chief Executive Officer and President, John Adent, will continue to lead the combined company, together with Neogen’s existing senior management team. See “Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger.”
Indemnification of Directors and Officers
Neogen’s articles of incorporation and bylaws contain limitation of liability provisions and require Neogen to indemnify its directors and officers with respect to any liability arising out of their positions, to the fullest extent permitted by applicable law. See “Description of Capital Stock of Neogen Before and After the Merger” and “Comparison of the Rights of Shareholders Before and After the Transactions.”
Effects of the Distribution and the Merger on 3M Equity Awards and Cash-Based Long-Term Incentive Awards Held by Food Safety Business Employees
The Employee Matters Agreement provides for the treatment of the portion of any 3M stock options (“3M Option Awards”), 3M restricted stock units (“3M RSU Awards”), 3M stock appreciation rights (“3M SAR Awards”) and 3M cash-based long-term incentive award (“3M LTI Cash Awards”), in each case that (i) are held by Continuing SpinCo Employees (as defined under “Additional Agreements Related to the Separation and the Merger—Employee Matters Agreement”), (ii) are outstanding and unvested as of immediately prior to the Distribution Time, and (iii) would otherwise be forfeited by the applicable Continuing SpinCo Employee under the terms and conditions of the applicable 3M equity-based long-term incentive plan (collectively, the “3M Equity LTI Plans”) or the 3M cash-based long-term incentive plan (the “3M Cash LTI Plan”) and the award agreements thereunder as a result of the Continuing SpinCo Employee ceasing to be employed by 3M or one of its subsidiaries in connection with the Transactions. We refer to the applicable portion of such awards as the “Assumed Portion.” The determination of the Assumed Portion will be made after taking into account any vesting that occurs, or that a holder may be eligible to receive, (i) by reason of certain special “retirement” vesting continuation benefits under the applicable 3M Equity LTI Plan or the 3M Cash LTI Plan and the individual’s award agreement and (ii) with respect to annual equity grants in the form of 3M RSU Awards, after taking into account the pro rata (based on grant date anniversaries) accelerated or continued vesting of such awards offered by 3M.
As explained further below, only the Assumed Portion of such 3M equity awards and 3M LTI Cash Awards will be assumed by Neogen and converted into Neogen awards, generally with comparable value and certain comparable terms. In order to maintain comparable value, the number of shares of Neogen common stock underlying such converted awards will generally be determined, as described below, by multiplying the number of shares of 3M common stock underlying the Assumed Portion of the applicable 3M equity award by the Equity Award Exchange Ratio. The Equity Award Exchange Ratio also will be applied to the exercise price of the Assumed Portion of 3M Option Awards and the base price of the Assumed Portion of the 3M SAR Awards.
All 3M equity awards and 3M LTI Cash Awards other than the Assumed Portion will remain 3M equity-based or cash-based awards on their existing terms. The Closing will not result in a “change in control” for purposes of 3M equity-based awards or 3M cash-based awards.
Treatment of Unvested 3M Stock Options and Stock Appreciation Rights
The Assumed Portion of each 3M Option Award and each 3M SAR Award, if any, will be assumed by Neogen and converted into an option or stock appreciation right, as applicable (i) covering a number of shares of Neogen common stock (rounded down to the nearest whole share) equal to the product determined by multiplying (A) the total number of shares of 3M common stock covered by the Assumed Portion of the award by (B) the Equity Award Exchange Ratio, (ii) having a per share exercise or base price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the per share exercise or base price, as applicable, of such award, by (B) the Equity Award Exchange Ratio and (iii) otherwise having the same vesting schedule, exercise periods, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions) and amendment provisions as the corresponding Assumed Portion of such 3M Option Award or 3M SAR Award.
Treatment of Unvested 3M Restricted Stock Units
The Assumed Portion of each 3M RSU Award will be assumed by Neogen and converted into a restricted stock unit award (i) covering a number of shares of Neogen common stock (rounded down to the nearest whole share) equal to the product determined by multiplying (A) the total number of shares of 3M common stock covered by the Assumed Portion of the award as of immediately prior to the Distribution Time by (B) the Equity Award Exchange Ratio, and (ii) otherwise having the same vesting schedule, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions), distribution provisions, and amendment provisions as the corresponding 3M RSU Award.
Treatment of Unvested 3M LTI Cash Awards and Cash-Based Long-Term Incentive Awards
The Assumed Portion of each 3M LTI Cash Award will be assumed by Neogen and converted into a cash award (i) covering a cash amount equal to the total cash amount covered by the Assumed Portion of such award as of immediately prior to the Distribution Time, and (ii) otherwise having the same vesting schedule, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions), payment provisions and amendment provisions as the corresponding 3M LTI Cash Award.
The Neogen awards granted as a result of the treatment of 3M equity awards and cash awards described above will fully vest if a SpinCo Employee’s employment is terminated by Neogen or any of its subsidiaries without “cause” (other than due to death or disability) during the 24-month period immediately following the Distribution Date.
Neogen Shareholders’ Meeting
Under the terms of the Merger Agreement, Neogen is required to call a meeting of its shareholders for the purpose of voting upon the issuance of shares of Neogen common stock in the Merger and obtaining approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, as promptly as reasonably practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by Neogen to register the shares of Neogen common stock that will be issued in the Merger.
In connection with the special meeting of its shareholders, and in order to provide Neogen shareholders with additional information and to seek approval of these matters, Neogen will prepare and deliver a proxy statement to its shareholders in accordance with applicable law and its organizational documents.
Approval of the Share Issuance Proposal will require the affirmative vote of a majority of the total votes cast by the holders of Neogen common stock entitled to vote thereon. Approval of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal will require the affirmative vote of a majority of the outstanding shares of Neogen common stock entitled to vote on the proposal at the Neogen shareholders’ meeting.
As of July 5, 2022, the record date for the Neogen shareholder meeting, Neogen directors and executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock. Neogen currently expects that all Neogen directors and executive officers will vote their shares in favor of the Share Issuance Proposal as well as the proposals to approve the Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal, although none of Neogen’s directors or executive officers has entered into an agreement requiring them to do so.
As of July 5, 2022, the record date for the Neogen shareholder meeting, Garden SpinCo’s directors, executive officers and their affiliates were entitled to vote less than 1% of the outstanding shares of Neogen common stock. No vote of 3M stockholders is required in connection with the Transactions. 3M, in its current capacity as the sole stockholder of Garden SpinCo, has adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. No other vote or action with respect to the stockholders of Garden SpinCo is required in order for Garden SpinCo to effect the Merger, including no vote of 3M stockholders who receive shares of Garden SpinCo common stock in the Distribution.

Accounting Treatment of the Merger
Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Neogen in this case) is generally the accounting acquirer. However, in identifying the acquiring entity, all pertinent facts and circumstances must be considered.
Based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction, Neogen management has determined that Neogen is the accounting acquirer in the combination. In addition to Neogen being the entity issuing shares in the Merger, Neogen management also considered the following:
•
The composition of the governing body of Neogen following the Transactions: The board of directors of Neogen immediately follow the Transactions will consist of all of the existing members of the Neogen board (eight directors) as well as two independent directors who will be designated by 3M and reasonably acceptable to Neogen. The Neogen board of directors will continue to be separated into three classes of directors with each class serving a staggered three-year term, and the two 3M designees will each be appointed to a different class. If the initial term in office of either 3M designee expires at the first or second annual meeting of Neogen shareholders following the closing of the Transactions, Neogen has also agreed to include such 3M designee in the slate of nominees that is recommended by the Neogen board to Neogen’s shareholders for election at such annual meeting.

•
The composition of senior management of Neogen following the Transactions: John Adent, Neogen’s Chief Executive Officer and President, will continue to lead the combined company following the Transactions, together with Neogen’s existing senior executive team. Prior to and after the completion of the Transactions, Neogen’s Chief Executive Officer and President will continue to have principal responsibility in the appointment of Neogen’s senior executive team and determining their roles, titles and responsibilities

•
The initiation of the Transactions and the location of Neogen’s headquarters: Neogen originally initiated discussions with 3M with respect to a potential combination involving the Food Safety Business, and the headquarters of the combined company will continue to be located at Neogen’s global headquarters in Lansing, Michigan.

•
The relative voting interests of significant shareholders and the ability of any of those shareholders to exercise control over the consolidated entity after the Transactions: Upon the completion of the Transactions, 3M stockholders that receive shares of Garden SpinCo common stock in the Distribution will own, in the aggregate, approximately 50.1% of the shares of Neogen common stock outstanding immediately following the Merger, and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the total shares of Neogen common stock outstanding. Following the Merger, 3M will not own any shares of Neogen common stock and will not have any voting rights. Although 3M has the right to designate two directors to the Neogen board, the directors must be independent and 3M will not have any input on the strategic direction or management of Neogen following the Merger. In addition, the stockholder bases of both 3M and Neogen are dispersed such that no single shareholder, or group of related shareholders, will hold a controlling interest in Neogen following the Transactions.

Based on Neogen management’s determination that Neogen will be the accounting acquirer, Neogen will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the Food Safety Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.
3M's election to distribute the shares of Garden SpinCo common stock in an Exchange Offer (including any Clean-Up Spin-Off) or by way of a pro-rata distribution does not impact Neogen's analysis of the accounting treatment of the Merger. Regardless of whether 3M elects to pursue an Exchange Offer, including any Clean-Up Spin-Off, or a spin-off, the number of shares of Neogen common stock that will be issued in the Merger will be the same and will result in 3M stockholders that receive shares of Garden SpinCo common stock in the Distribution owning, in the aggregate, 50.1% of the total number of shares of Neogen common stock issued and outstanding immediately following the Merger.

Regulatory Approvals
Neogen and 3M have each agreed to cooperate with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Merger and the transactions contemplated by the Transaction Documents as promptly as reasonably practicable (and in any event no later than the outside date), including obtaining all required regulatory approvals, subject to certain limitations. See “The Transaction Agreements—The Merger Agreement—Regulatory Matters” beginning on page 177.
Under the HSR Act, the Merger may not be completed until the parties have filed notification and report forms with the Antitrust Division of the U.S. Department of Justice and the United States Federal Trade Commission, and the statutory waiting period of 30 calendar days has expired. Neogen and 3M filed the requisite notification and report forms on December 28, 2021. The waiting period expired at 11:59p.m. Eastern Time on January 27, 2022.
It is a condition to the obligation of the parties to complete the Merger that Neogen and 3M obtain regulatory approval from CADE. The parties submitted the requisite notification on January 12, 2022. CADE approved the transaction without restrictions on January 25, 2022 and the approval decision became final on February 11, 2022.
Notwithstanding the expiration of the waiting period under the HSR Act and the receipt of approval from CADE, the antitrust or competition authorities could take such action under applicable antitrust or competition laws at any time before or after the consummation of the Merger as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger.
Rights of Appraisal
None of 3M’s or Garden SpinCo’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Reorganization, the Distribution (including with respect to this Exchange Offer, or if not fully subscribed, the Clean-Up Spin-Off, if it is terminated by 3M without the exchange of shares, the distribution to holders of 3M common stock) or the Merger. Neogen shareholders will not be entitled to appraisal or dissenter’s rights under the MBCA in connection with the Merger.
Listing
Neogen has agreed to use reasonable best efforts to cause the shares of Neogen common stock to be issued in the Merger to be approved for listing on Nasdaq. It is a condition to the obligation of the parties to consummate the Merger that the shares of Neogen common stock to be issued in the Merger have been approved for listing on Nasdaq.
Litigation Relating to the Transactions
Since March 25, 2022, seven purported stockholders of Neogen filed securities lawsuits in the United States District Courts for the Southern District of New York, the Eastern District of New York, the Eastern District of Pennsylvania and the District of Delaware, captioned Snyder v. Neogen Corp., et al., 1:22-cv-02440 (S.D.N.Y. Mar. 25, 2022); Hopkins v. Neogen Corp., et al., 1:22-cv-01815 (E.D.N.Y. Mar. 31, 2022); Waterman v. Neogen Corp., et al., 2:22-cv-01251 (E.D. Pa. Apr. 1, 2022); Stein v. Neogen Corp., et al., 1:22-cv-02683 (S.D.N.Y. Apr. 1, 2022); Leja v. Neogen Corp., et al., 1:22-cv-01841 (E.D.N.Y. Apr. 1, 2022); Pardo v. Neogen Corp., et al., 1:22-cv-00435 (D. Del. Apr. 1, 2022); and Lawrence v. Neogen Corp., et al., 1:22-cv-06232 (S.D.N.Y. July 22, 2022) (collectively, the “Federal Court Actions”). The Actions name Neogen and the members of the Neogen board as defendants. The Actions assert claims under Section 14(a) and 20(a) of the Exchange Act, and allege that the preliminary proxy statement and/or definitive proxy statement filed by Neogen with the SEC on March 18, 2022 and July 18, 2022, respectively, in connection with the proposed Transactions contains alleged material misstatements or omissions. The Actions seek, among other things, to enjoin the defendants from proceeding with, consummating or closing the Transactions, rescissory damages should the Transactions not be enjoined, and an award of attorneys’ and experts’ fees. On June 16, 2022, Leja v. Neogen Corp., et al. was voluntarily dismissed, and on June 21, 2022, Pardo v. Neogen Corp., et al. was voluntarily dismissed.

On July 27, 2022, a purported stockholder of Neogen filed a breach of fiduciary duty class action in the State of Michigan, Ingham County Business Court, captioned, Gross v. Neogen Corp., et al., 22-000483-CB (Mich. Circ. Ct. July 27, 2022) (the “State Court Action” and, together with the “Federal Court Actions,” the “Actions”). The State Court Action names Neogen and the members of the Neogen board as defendants and alleges that the definitive proxy statement filed by Neogen with the SEC on July 18, 2022 in connection with the proposed Transactions contains alleged material misstatements or omissions. On July 28, 2022, the plaintiff in the State Court Action filed a motion for a preliminary injunction seeking to enjoin the stockholder vote in connection with the proposed Transactions, which motion was subsequently withdrawn.
The defendants believe that the allegations in the Actions are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Neogen will not necessarily announce such filings.

THE TRANSACTION AGREEMENTS
The Merger Agreement
The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, which is included as Annex A to this prospectus and is incorporated by reference herein. Stockholders of 3M and of Neogen are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Neogen shareholders and 3M stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Neogen, Merger Sub, 3M or Garden SpinCo. Information about Neogen, Merger Sub, 3M and Garden SpinCo can be found elsewhere in this prospectus and in the documents incorporated by reference into this prospectus.
The Merger Agreement contains representations and warranties of Neogen and Merger Sub that are solely for the benefit of 3M and Garden SpinCo and representations and warranties of 3M and Garden SpinCo that are solely for the benefit of Neogen and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, stockholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Neogen and 3M and their subsidiaries that the respective companies include in this prospectus and in other reports and statements they file with the SEC.
The Merger
Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Garden SpinCo. As a result of the Merger, the separate corporate existence of Merger Sub will terminate, and Garden SpinCo will continue as the surviving corporation as a wholly owned subsidiary of Neogen. In accordance with the DGCL, Garden SpinCo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation of Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of Garden SpinCo following the Merger, amended as set forth in the Merger Agreement. Neogen will take such action necessary to change the bylaws of Merger Sub, as in effect immediately prior to the effective time, to be the bylaws of the surviving corporation, except as to the name of the surviving corporation, which shall be determined by Neogen prior to the Closing.
Under the terms of the Merger Agreement, the directors and officers of Merger Sub before the Merger will be the initial directors and officers of Garden SpinCo after the Merger.
Closing; Effective Time
Under the terms of the Merger Agreement, the closing of the Merger will take place on the first business day that is the first business day of a calendar month occurring at least three business days after the first date on which all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of each of those conditions at Closing) have been satisfied or, where permissible under applicable law, waived; provided that if the Marketing Period (as defined in the Merger Agreement) has not ended at such time, then the closing will occur instead on the first day that is the first business day of a calendar month occurring at least three business days after the first date on which all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of each of those conditions at Closing) have been satisfied or, where permissible under applicable law, waived, or such other date and time as the parties may mutually agree, following the earlier to occur of (a) any date before or during the Marketing Period as may be specified by Neogen in prior written notice to 3M and (b) the final day of the Marketing Period, unless another date, time or place is agreed to in writing by the parties. Under the Separation Agreement, the Distribution will occur shortly prior to the closing of the Merger.
At the closing of the Merger, Garden SpinCo will file a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as 3M and Neogen agree and specify in the certificate of merger.
Merger Consideration
The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Garden SpinCo common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of Neogen common stock equal to the Exchange Ratio. Based on the Exchange Ratio, immediately following the Merger, Garden SpinCo stockholders will own, in the aggregate, approximately 50.1% of the issued and outstanding shares of Neogen common stock, and pre-Merger Neogen shareholders will own, in the aggregate, approximately 49.9% of the issued and outstanding shares of Neogen common stock. Neogen currently expects to issue approximately 108.3 million shares of Neogen common stock to Garden SpinCo stockholders in connection with the Merger.
Pursuant to an adjustment provision in the Merger Agreement, in the event that immediately after the Merger, the percentage of outstanding shares of Neogen common stock to be received in the Merger by Garden SpinCo stockholders with respect to Garden SpinCo common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) would be less than 50.1% of all outstanding shares of Neogen stock (determined after giving effect to the shares of Neogen common stock to be issued in the Merger, as described above, and before any modification pursuant to the adjustment provision), then the Exchange Ratio will be increased such that the number of shares of Neogen common stock to be received in the Merger by Garden SpinCo stockholders with respect to such Garden SpinCo common stock that was not acquired directly or indirectly pursuant to a plan (or series of related transactions) which includes the Distribution (within the meaning of Section 355(e) of the Code) will equal 50.1% of all outstanding shares of Neogen common stock (determined after giving effect to the shares of Neogen common stock to be issued in the Merger, as described above, and before any modification pursuant to the adjustment provision).
At this time, Neogen cannot quantify the number of additional shares of Neogen common stock that would be issued to Garden SpinCo stockholders under the adjustment provision, as such number would vary depending upon the circumstances that caused the application of the adjustment provision. There is no cap on the maximum level of dilution to the pre-Merger shareholders of Neogen that could result from application of the adjustment provision. However, if such an increase is necessary solely by reason of actions of 3M or its affiliates, then the amount of the SpinCo Cash Payment that Garden SpinCo distributes to 3M pursuant to the Separation Agreement, will be adjusted as described in the Merger Agreement.
No fractional shares of Neogen common stock will be issued pursuant to the Merger. All fractional shares of Neogen common stock that a Garden SpinCo stockholder would otherwise be entitled to receive as a result of the Merger will be aggregated and sold by the Merger Exchange Agent in the open market, in each case at then-prevailing market prices at the then-prevailing market prices. The Merger Exchange Agent will make available the net proceeds, subject to the deduction of any tax withholding and, brokerage charges, commissions and conveyance and similar taxes.
Distribution of Merger Consideration
At or substantially concurrently with the effective time of the Merger, Neogen will deposit with the Merger Exchange Agent appointed by Neogen, and reasonably acceptable to 3M, a number of shares of Neogen common stock in book-entry form issuable in connection with the Merger. At the effective time of the Merger, all issued and outstanding shares of Garden SpinCo common stock, except for shares of Garden SpinCo common stock held by Garden SpinCo in treasury or by Neogen or Merger Sub, which shares will be canceled and cease to exist, with no consideration being delivered in exchange therefor, will be automatically converted into the right to receive a number of shares of Neogen common stock equal to the Exchange Ratio as described under “—Merger Consideration.” As promptly as practicable after the effective time of the Merger, the Merger

Exchange Agent will deliver to Garden SpinCo stockholders a book-entry authorization representing the number of whole shares of Neogen common stock that such stockholder has the right to receive in connection with the Merger, together with any cash in lieu of fractional shares. See “—Distributions With Respect to Shares of Neogen Common Stock After the Effective Time” for a discussion of other distributions with respect to shares of Neogen common stock.
Distributions With Respect to Shares of Neogen Common Stock After the Effective Time
No dividend or other distributions with respect to Neogen common stock declared or made after the effective time of the Merger will be paid or otherwise delivered with respect to any shares of Neogen common stock that cannot be distributed promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any previously undistributed shares of Neogen common stock that are able to be distributed promptly following the effective time of the Merger, the following amounts will be paid to the record holder of such shares of Neogen common stock, without interest: (i) at the time of delivery, the amount of net proceeds from the sale of fractional shares of Neogen common stock that such record holder of such shares of Neogen common stock is entitled to receive pursuant to the Merger Agreement, (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of Neogen common stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such whole shares of Neogen common stock and a payment date subsequent to the distribution of such whole shares of Neogen common stock.
Termination of Exchange Fund
Any portion of the shares of Neogen common stock and amounts deposited with the Merger Exchange Agent under the Merger Agreement that remains undistributed to the Garden SpinCo stockholders entitled to receive shares of Garden SpinCo common stock in the Distribution on the one-year anniversary of the effective time of the Merger will be delivered to Neogen, and any 3M stockholders entitled to receive shares of Garden SpinCo common stock in the Distribution who have not received shares of Neogen common stock as described above may thereafter look only to Neogen for payment of the shares of Neogen common stock as merger consideration under the Merger Agreement, net proceeds from the sale of fractional shares with respect to Neogen common stock, or any dividends or distributions, in each case without interest thereon.
Post-Closing Neogen Board of Directors and Officers
The Merger Agreement provides that Neogen will cause the Neogen board to take all actions necessary to cause, upon the effective time of the Merger, two individuals designated by 3M, who we refer to as the 3M board designees, to be appointed to the Neogen board. The 3M board designees must meet the requirements under the rules and regulations of Nasdaq to be considered independent directors on the Neogen board and must be reasonably acceptable to Neogen, taking into account their skills and background and the composition and diversity of the Neogen board. If, at any time prior to the second annual meeting of the Neogen shareholders that occurs after the effective time of the Merger, any of the 3M board designees is unable or unwilling to serve or is otherwise no longer serving as a member of the Neogen board, then 3M shall select a replacement individual who shall be reasonably acceptable to and approved by a majority of the governance committee of the Neogen board, taking into account the background and skills of such individual and the composition and diversity of the Neogen board to fill the vacancy created thereby, who we refer to as the 3M replacement designee. Each of the 3M designees will be appointed to a different class on the Neogen board. In addition, Neogen shall cause each such 3M board designee or 3M replacement designee, as applicable, who is in the class of directors whose term is expiring at either the first annual meeting or second annual meeting of Neogen shareholders to occur following the effective time of the Merger, as applicable, to be included in the slate of nominees recommended by the Neogen board to Neogen’s shareholders for election as directors at such annual meeting, and shall use no less rigorous efforts to cause the election of each such 3M board designee or 3M replacement designee, as applicable, including soliciting proxies in favor of the election of such persons at such annual meetings, than the manner in which Neogen supports all other nominees who are nominated by the Neogen board for election at such annual meetings. The 3M board designees have not yet been identified.

Shareholders’ Meeting
Under the terms of the Merger Agreement, Neogen is required to, as promptly as reasonably practicable following the date on which the SEC has cleared the effectiveness of Neogen’s registration statement, call, give notice of, convene and hold a meeting of its shareholders for the purpose of voting upon the issuance of shares of Neogen common stock in the Merger and the other proposals relating to the Transactions.
Representations and Warranties
In the Merger Agreement, each of Neogen and Merger Sub has made representations and warranties to 3M and Garden SpinCo relating to Neogen, Merger Sub and their business, and each of 3M and Garden SpinCo has made representations and warranties to Neogen and Merger Sub relating to 3M, Garden SpinCo and the Food Safety Business, each relating to, among other things:
•	organization, good standing and qualification;
•	authority to enter into the Merger Agreement and the Transaction Documents;
•	capital structure;
•	subsidiaries;
•	governmental consents and approvals;
•	absence of conflicts with or violations of governance documents, other obligations or laws;
•	financial statements and the absence of undisclosed liabilities;
•	absence of certain changes or events, or undisclosed liabilities;
•	legal proceedings and orders;
•	interests in real property and leaseholds;
•	tax matters;
•	material contracts;
•	employee benefit matters and labor matters;
•	compliance with certain legal requirements;
•	intellectual property matters;
•	environmental matters;
•	affiliate matters;
•	payment of fees to brokers or finders in connection with the Transactions;
•	certain SEC filings; and
•	certain financing arrangements in connection with the Transactions.
Neogen and Merger Sub also made representations and warranties to 3M and Garden SpinCo relating to the receipt by the Neogen board of the opinion of Neogen’s financial advisor, the Neogen board’s unanimous approval of the agreements and Transactions, the required vote of Neogen shareholders on the proposals related to the Transactions and the absence of any stockholder rights plan, anti-takeover plan or other similar device of Neogen in effect.
3M also made representations and warranties to Neogen relating to the sufficiency of assets to be transferred to Garden SpinCo in connection with the Separation, the required approvals of 3M and Garden SpinCo’s boards of the agreements and the Transactions and certain data privacy matters.
Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Neogen, 3M or Garden SpinCo, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.
Under the Merger Agreement, a material adverse effect means, with respect to Neogen, any change, event, development, condition, occurrence or effect that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Neogen and its subsidiaries, taken as a whole (subject to certain carve-outs) or, (b) has or would reasonably be expected to, individually or in the aggregate, materially impair, materially delay or otherwise have a material adverse effect on the ability of Neogen to perform its obligations under the Merger Agreement or under the Separation Agreement, or to consummate the Transactions, and with respect to Garden SpinCo, any change, event development, condition, occurrence or effect on the Food Safety Business that (x) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Food Safety Business taken as a whole (subject to certain carve-outs) or (y) has or would reasonably be excepted to, individually or in the aggregate, materially impair, materially delay or otherwise have a material adverse effect on the ability of Neogen to perform its obligations under the Merger Agreement or under the Separation Agreement, or to consummate the Transactions. However, with respect to both Neogen and 3M, with respect to the Food Safety Business, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:
•	any changes resulting from general market, economic, financial, capital markets or regulatory conditions;
•	any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates;
•	any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof);
•	any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof;
•
any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest;

•	any changes generally affecting the industries in which the Neogen and its subsidiaries, or the Food Safety Business, as applicable, conduct their businesses,
•
any changes resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including with respect to the loss of employees, suppliers or customers;

•	any changes in Neogen’s stock price or the trading volume of Neogen’s stock or any change in the credit rating of Neogen;
•	any changes resulting from any action required to be taken by the terms of the Merger Agreement;
•	the failure to meet internal or analysts’ expectations, projections or results of operations;
•	any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures); and
•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the transactions contemplated thereby.
Notwithstanding the foregoing, none of the categories of exclusions described in the first, second, third fourth, fifth or sixth bullets above will apply to the extent that such effect, change, development, event or circumstance disproportionately impacts Neogen’s and its subsidiaries’ business, taken as a whole, or the Food Safety Business, taken as a whole, relative to other companies in similar industries in which they operate, in which case only the incremental disproportionate impact thereof may be taken into account.

Conduct of Business Pending the Merger
Each of the parties to the Merger Agreement has undertaken to comply with customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of Neogen and 3M (with respect to Garden SpinCo and the Food Safety Business) has agreed that, prior to the effective time of the Merger, except (i) as contemplated by the Merger Agreement (or the Separation Agreement or other Transaction Documents), (ii) consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), (iii) required by applicable law, (iv) as required, or in Neogen’s or 3M’s reasonable judgment, as applicable, advisable to protect health and safety of its employees in response to COVID-19, and (v) in the case of 3M, as undertaken pursuant to policies, procedures or initiatives of 3M or any of its subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the Food Safety Business relative to the other businesses of 3M) subject to certain agreed exceptions, it will use its reasonable best efforts to conduct its operations in the ordinary course in all material respects.
In addition, Neogen has agreed that, prior to the effective time of the Merger, except (i) as contemplated by the Merger Agreement or the Transaction Documents, (ii) consented to by 3M solely (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in Neogen’s confidential disclosure schedule delivered to 3M in connection with the Merger Agreement, (iii) required by applicable law, or (iv) as required, or in Neogen’s reasonable judgment, advisable to protect health and safety of its employees in response to COVID-19, Neogen will not, and will ensure that its subsidiaries will not, take any of the following actions:
•
amend, modify, restate, waive, rescind or otherwise change the organizational documents of Neogen (other than the amendments to the articles of incorporation of Neogen and bylaws of Neogen as set forth in the Merger Agreement) or any of Neogen’s subsidiaries (other than any changes or amendments thereto that do not adversely impact Garden SpinCo’s stockholders);

•
declare, set aside or pay any dividends on or make other distributions in respect of any of Neogen’s equity securities (whether in cash, securities or property), except for the declaration and payment of dividends or distributions paid on or with respect to a class of interests of any subsidiary that is wholly owned directly or indirectly by Neogen;

•
split, combine, subdivide, reduce or reclassify any of Neogen’s equity securities (except with respect to any direct or indirect wholly owned subsidiary of Neogen that remains a direct or indirect wholly owned subsidiary of Neogen immediately thereafter);

•	redeem, repurchase or otherwise acquire any of Neogen’s equity securities (including any securities convertible or exchangeable into such equity securities);
•
issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of or any other interests in Neogen or any of its subsidiaries or any Neogen voting debt, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Neogen or any of its subsidiaries, other than (A) the issuance of Neogen common stock upon the exercise and settlement of Neogen LTI Awards in accordance with their terms, (B) the issuance of any Neogen LTI Awards required by the terms of any employment agreement outstanding as of the date hereof or entered into as permitted by the Merger Agreement; (C) the issuance by Neogen of annual equity awards in the ordinary course of business; (D) the issuance of Neogen common stock pursuant to the Neogen ESPP (as in effect on the date of the Merger Agreement); or (E) the issuance by a wholly owned subsidiary of Neogen of its capital stock or other interests to Neogen or another wholly owned subsidiary of Neogen;

•
merge, combine or consolidate (pursuant to a plan of merger or otherwise) Neogen or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Neogen or any of its subsidiaries;

•
acquire (including by merger, consolidation, or acquisition of shares or assets) (A) any interest in any person, (B) any assets of any person with value in excess of $25,000,000, individually, or $75,000,000, in the aggregate, other than, in each case, in the ordinary course of business or pursuant to the contracts set forth on Neogen’s confidential disclosure schedule or (C) any interest in any person or assets of any person where such acquisition, merger or consolidation would reasonably be expected to materially delay the satisfaction of the conditions precedent to the consummation of the Merger or materially adversely affect the consummation of the Merger;

•
repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person (other than Neogen or its wholly owned subsidiaries) for borrowed money, except (A) in the ordinary course of business pursuant to Neogen’s existing credit agreement in an aggregate outstanding amount not to exceed $15,000,000 at any time and (B) intercompany indebtedness among Neogen and its wholly owned subsidiaries or among any wholly owned subsidiaries;

•	except in the ordinary course of business, materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Neogen material contract;
•
adopt, enter into, amend or alter in any material respect or terminate any Neogen benefit plan or any employment agreement with any employee of Neogen or any of its affiliates or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee of Neogen or any of its affiliates, in each case except for such actions, changes or other matters: (A) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (B) as required under applicable law, any existing Neogen benefit plan, or any existing employment agreement or other contract; or (C) solely with respect to employees of Neogen who are compensated on an hourly basis to address market conditions;

•	except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices;
•
(A) make, change or revoke any material tax election or (B) settle, compromise or abandon any material tax liability other than, with respect to each of clauses (A) and (B), (i) in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Neogen and the Neogen subsidiaries taken as a whole; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.
3M has additionally agreed that, prior to the effective time of the Merger, except (i) as required or contemplated by the Merger Agreement, the Separation Agreement, or the other Transaction Documents, (ii) consented to by Neogen (which consent may not be unreasonably withheld, conditioned or delayed), (iii) required by applicable law, (iv) as required, or in 3M’s reasonable judgment, advisable to protect health and safety of its employees in response to COVID-19 or (v) undertaken pursuant to policies, procedures or initiatives of 3M or any of its subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the Food Safety Business relative to the other businesses of 3M), 3M and the Garden SpinCo entities will use reasonable best efforts to, and to cause their respective subsidiaries, to manage the Food Safety Business’s working capital and maintain the Food Safety Business records with a degree of care consistent with past practice and maintain their respective relations and goodwill with all material suppliers, material customers and other material commercial counterparties and governmental authorities, in each case to the extent related to Garden SpinCo and the Food Safety Business.
In addition, 3M has agreed that, prior to the effective time of the Merger, except (i) as required or contemplated by the Merger Agreement, the Separation Agreement, or the other Transaction Documents, (ii) consented to by Neogen (which consent may not be unreasonably withheld, conditioned or delayed), (iii) required by applicable law, (iv) as required, or in 3M’s reasonable judgment, advisable to protect health and safety of its employees in response to COVID-19 or (v) with respect to the ninth, tenth and eleventh bullets below, undertaken pursuant to policies, procedures or initiatives of 3M or any of its subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the Food Safety Business relative to the other businesses of 3M), subject to certain agreed exceptions set forth in 3M’s confidential disclosure schedule delivered to Neogen in connection with the Merger Agreement, 3M will not, and will ensure that its subsidiaries will not, to the extent solely relating to the Garden SpinCo and the Food Safety Business, take any of the following actions:
•
amend, modify, restate, waive, rescind or otherwise change the organizational documents of any Garden SpinCo entity, other than an amendment to the certificate of incorporation of Garden SpinCo to increase the number of authorized or outstanding shares of Garden SpinCo common stock in connection with the Distribution in accordance with the Merger Agreement and the Transaction Documents;

•
other than as required for the Distribution or the SpinCo Cash Payment, (A) declare, set aside or pay any dividends on or make other distributions in respect of any of the equity interests of any Garden SpinCo entity (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of equity interests of Garden SpinCo or any of its subsidiaries that is wholly owned directly or indirectly by Garden SpinCo, (B) split, combine, subdivide, reduce, or reclassify any of the interests of any Garden SpinCo entity or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, interests of any Garden SpinCo entity; or (C) redeem, repurchase or otherwise acquire, or permit any subsidiary to redeem, repurchase or otherwise acquire, any interests (including any securities convertible or exchangeable into such interests) of any Garden SpinCo entity;

•
other than as contemplated by the Distribution, issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other interests in, or any Garden SpinCo voting debt of, any Garden SpinCo entity of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other interests in any Garden SpinCo entity, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of any Garden SpinCo entity, other than the issuance by a Garden SpinCo entity that is a wholly owned subsidiary of Garden SpinCo of its capital stock or other interests to Garden SpinCo or another wholly owned subsidiary of Garden SpinCo;

•
except with respect to obsolete intellectual property rights and other obsolete assets, and for the dispositions of inventory in the ordinary course of business consistent with past practice, sell, assign, transfer, convey, lease, license, allow to lapse or expire, abandon, mortgage, pledge or permit any lien on (other than permitted liens) or otherwise dispose of any Food Safety Business assets or any Garden SpinCo Intellectual Property (as defined below), in each case that are material to the Food Safety Business (taken as a whole);

•
merge, combine or consolidate (pursuant to a plan of merger or otherwise) any Garden SpinCo entity with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Garden SpinCo entity;

•
acquire (including by merger, consolidation, or acquisition of shares or assets) (A) any interest in any person or (B) any assets of any person that would be an asset of any Garden SpinCo entity at the effective time of the Merger, other than, in the case of clause (B), in the ordinary course of business with respect to assets either having a value not exceeding $25,000,000, individually, or $75,000,000, in the aggregate, or otherwise for which the purchase price will be paid by 3M or any of its subsidiaries prior to the Distribution Date;

•
repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money, except (A) the Financing and Permanent

Financing and (B) intercompany indebtedness among Garden SpinCo and its wholly owned subsidiaries or among any such wholly owned subsidiaries, in each case of clause (A) and (B) to the extent otherwise in accordance with the Merger Agreement or contemplated by the Separation Step Plan;
•
make any loans, capital contributions or investments in, or advances of money to, any person (other than any Garden SpinCo entity), in each case, except for advances to employees or officers of any Garden SpinCo entity for expenses incurred in the ordinary course of business and in accordance with 3M’s and its subsidiaries’ policies in respect thereof;

•
(A) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any Garden SpinCo material contract or (B) enter into any contract that if entered into prior to the date of the Merger Agreement would be required to be listed on specified sections of Garden SpinCo’s confidential disclosure schedule;

•
(A) adopt, enter into, amend or alter in any material respect or terminate any 3M benefit plan in respect of the SpinCo Employees or any other 3M benefit plan maintained by a Garden SpinCo entity or primarily for the benefit of SpinCo Employees or any employment agreement with any SpinCo Employee, (B) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any SpinCo Employee, (C) grant or provide any change in control, severance, termination, retention or similar payments or benefits, (D) hire or engage, or make an offer to hire or engage, any officer, employee or individual independent contractor of Garden SpinCo whose annual base pay exceeds $150,000 or (E) terminate (without cause) the employment of any SpinCo Employee or engagement of any Garden SpinCo individual contractor whose annual base pay exceeds $150,000, in each case except for such actions, changes or other matters: (i) solely with respect to SpinCo Employees who are compensated on an hourly basis, to address market conditions, (ii) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (iii) as required under applicable law, any existing 3M benefit plan, any existing employment agreement or other contract or pursuant to any new 3M benefit plan or amendment to an existing 3M benefit plan to the extent applicable generally to employees of 3M and its subsidiaries (and not just of the Garden SpinCo); or (iv) the cost of which is borne solely by 3M and/or its affiliates (other than any Garden SpinCo entity);

•	except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any Garden SpinCo entity or with respect to the Food Safety Business;
•
other than any action or investigation with respect to taxes, compromise, settle or agree to compromise or settle, or waive any material defense or right in connection with, any action or investigation (including transaction litigation relating to the Transactions) other than compromises, settlements or agreements (other than with respect to litigation relating to the Transactions any transaction litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Garden SpinCo entity or the deferral of payment until after the Distribution Date;

•
(A) make, change or revoke any material tax election in respect of the Food Safety Business that would bind any Garden SpinCo entity for periods following the effective time of the Merger or (B) settle, compromise or abandon any material tax liability for which a Garden SpinCo entity would be responsible under any Transaction Document, other than, with respect to each of clauses (A) and (B), (i) in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on the Garden SpinCo entities taken as a whole;

•
make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of $5,000,000, individually, or $25,000,000, in the aggregate, other than any capital expenditures for which 3M or any of its subsidiaries (other than Garden SpinCo entities) shall be responsible;

•
enter into any collective bargaining agreement or other similar contract with a labor union, works council, employee representative body or labor organization which would represent any of the SpinCo Employees, in each case, that (A) imposes an obligation or liability on Neogen or any of its subsidiaries (including the Garden SpinCo entity following the Closing) that is material to the Food Safety Business and disproportionately impacts SpinCo Employees or the Food Safety Business or (B) applies only to SpinCo Employees;

•
enter into any contract that by its terms would impose any restrictions on the operation of the Neogen Business (other than the Food Safety Business) or that would require or obligate Neogen or any of its subsidiaries (other than the Garden SpinCo entity) to license any intellectual property rights to any person, in each case, as a result of Neogen or any of its subsidiaries being an affiliate of a Garden SpinCo entity following the Closing, and where the failure of Neogen or any such subsidiary to comply with such restrictions or to license such intellectual property rights would result in a breach of such contract by the Garden SpinCo entity; or

•	authorize or enter into any contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.
Tax Matters
The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Transactions. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are also contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement” beginning on page 201.
SEC Filings
Neogen has agreed to prepare a registration statement with respect to the Share Issuance, and 3M and Garden SpinCo have agreed to prepare a registration statement in connection with the Distribution. Neogen, 3M and Garden SpinCo have agreed to cooperate in the preparation of filings and have agreed to use reasonable best efforts to have each filing declared effective by the SEC as promptly as practicable after being filed.
Regulatory Matters
The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in the Merger Agreement (see “—Conditions to the Merger” beginning on page 186), to consummate the Merger and make effective the other Transactions, in each case as promptly as practicable and in any event prior to the outside date.
Antitrust Approvals
Each party to the Merger Agreement agreed to make its respective filings under the HSR Act within ten (10) business days of the execution of the Merger Agreement and to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. The parties agreed to request early termination of any applicable waiting periods under the antitrust laws (if available) and agreed to respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and to supply to the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission as promptly as reasonably practicable and advisable any additional information or documents that may be requested pursuant to any law or by any of them. In addition, Neogen agreed not to “pull and refile” its filing under the HSR Act without 3M’s prior written approval. Neogen and 3M filed the requisite notification and report forms on December 28, 2021 and the waiting period under the HSR Act terminated on January 27, 2022.
In addition, Neogen has agreed to, and to cause its subsidiaries to, take all and any steps or undertakings necessary to resolve such objections, if any, or avoid or eliminate any impediment under any competition law that may be asserted by any governmental body with respect to the transactions contemplated by the Merger Agreement so as to enable the closing of the Merger to occur as promptly as practicable and no later than the outside date, including (x) selling, divesting, disposing of or otherwise holding separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Neogen, the Garden SpinCo entities or any of their respective affiliates, including the Food Safety Business and the Food Safety Business assets (other than 3M and its affiliates following the Closing) and (y) otherwise taking or committing to take actions that after the Closing would limit Neogen’s freedom of action with respect to, or its ability to operate, and/or retain any of the businesses, assets or properties of Neogen, the Garden SpinCo entities or any of their respective affiliates (other than 3M and its affiliates following the Closing), including the Food Safety Business and the Food Safety Business assets. However, Neogen and its subsidiaries (including, for this purpose, from and after the closing of the Merger, Garden SpinCo and its subsidiaries) will not be required to (x) agree to or effect any sale, divestiture or disposition of, or (y) agree to or take any other action pursuant to the foregoing that would limit Neogen’s freedom of action or ability to operate and/or retain, assets or a business of Neogen or the Garden SpinCo entities or any of their respective affiliates that, individually or in the aggregate, generated net sales revenues in excess of $83 million, calculated over a specified 12-month period, consisting of calendar year 2020 for the Food Safety Business and fiscal year 2021 for Neogen (provided that in the case of clause (y), the net sales revenue of the asset or business impact by such action shall be considered only if the applicable limitation would be material to such impacted assets or business).
No Solicitation of Transactions
The Merger Agreement contains provisions restricting each of 3M’s and Neogen’s ability to seek an alternative transaction.
Neogen Non-Solicit
Neogen has agreed that it will, and will cause its subsidiaries and will use its reasonable best efforts to cause its representatives to immediately cease any discussions or negotiations with any person (other than 3M or its affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, will promptly request that each such person return or destroy any confidential information that has been provided in any such discussions or negotiations, and that it will not, and will cause its subsidiaries and will use its reasonable best efforts to cause its representatives not to, directly or indirectly:
•	solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal; or
•
engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information relating to Neogen or any Neogen subsidiary in connection with, any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal);

provided, however, that (A) Neogen may direct any person that submits any Competing Proposal or makes any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal (in each case, not involving, following or resulting from any breach of the non-solicit) and (B) if, prior to obtaining the Neogen Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Neogen board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, encouraged or facilitated by the breach (other than a de minimis breach) of non-solicit, the Neogen board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would more likely than not be inconsistent with the fiduciary duties that the directors owe to Neogen and its shareholders in their capacity as directors of Neogen under applicable law, Neogen may, in response to such Competing Proposal, (i) furnish information with respect to Neogen, its subsidiaries and affiliates to the person making such Competing Proposal pursuant to an acceptable confidentiality agreement and (ii) engage in discussions or negotiations with such person regarding such Competing Proposal; provided, that Neogen may only take the actions described in the foregoing clauses (i) and (ii) if it has provided 3M and Garden SpinCo with notice of its intent to take such action at least 48 hours prior to initially taking the first of any such actions.

The Merger Agreement provides that the term “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to:
•	a merger, scheme of arrangement, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other similar transaction involving Neogen;
•
the acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any person of 20% or more of the consolidated assets of Neogen and the Neogen subsidiaries, as determined on a fair-market-value basis;

•
the purchase or acquisition after the date hereof, directly or indirectly, by any person of 20% or more of the issued and outstanding shares of the Neogen common stock or of any other class or type of interests in Neogen;

•
any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of the shares of Neogen common stock or of any other class or type of interests of Neogen or any of its subsidiaries; or

•	any combination of the foregoing.
The Merger Agreement provides that the term “Superior Proposal” means a bona fide written Competing Proposal (except the references thereto to “20%” shall be replaced by “50%”) made by a third party which was not solicited by Neogen or any of its representatives in violation of the Merger Agreement and which, in the good faith judgment of the Neogen board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable to Neogen’s shareholders from a financial point of view than the Merger and the other transactions contemplated hereby.
Under the Merger Agreement, Neogen must promptly (and in any event within 24 hours) notify 3M (which notice, if provided orally, shall be confirmed in writing) of the receipt of (i) any Competing Proposal or written indication by any person that is reasonably likely to lead to a Competing Proposal, (ii) any request for nonpublic information relating to Neogen or its subsidiaries relating to, or from any person that would reasonably be expected to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, including the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal. Neogen must keep 3M reasonably informed on a prompt basis (and in any event within 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any such request, inquiry or Competing Proposal (including any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto, including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements, and written summaries of any other material oral inquiries or discussions. Neogen agrees that, subject to applicable restrictions under applicable law, it will, prior to or substantially concurrent with the time it is provided to any third parties, provide to 3M any nonpublic information concerning Neogen or its subsidiaries that Neogen provides to any third party in connection with any Competing Proposal which was not previously provided to 3M and Garden SpinCo.

3M Non-Solicit
3M has agreed to immediately cease, and will cause its subsidiaries and will use reasonable best efforts to cause its representatives to immediately cease, any discussions or negotiations with any person (other than Neogen or its affiliates) that may be ongoing with respect to a Garden SpinCo Proposal (as defined below), or any inquiry, proposal or offer that would reasonably be expected to lead to a Garden SpinCo Proposal, and will promptly request that each person that has been provided with any confidential information in connection with any Garden SpinCo Proposal prior to the date of the Merger Agreement promptly return or destroy such information, including promptly terminating any access by any person to any physical or electronic data room relating to any Garden SpinCo Proposal. From the date of the Merger Agreement until the earlier to occur of (a) the termination of the Merger Agreement and (b) the effective time of the Merger, 3M will not, and will cause its subsidiaries and will use reasonable best efforts to cause its representatives not to:
•
solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of 3M and its subsidiaries that, individually or in the aggregate, constitutes 10% or more of the net revenues, net income or assets of the Food Safety Business (taken as a whole) (any of the foregoing, a “Garden SpinCo Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to a Garden SpinCo Proposal;

•
engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information relating to the Food Safety Business, Food Safety Business Assets or Garden SpinCo entities in connection with, any Garden SpinCo Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a Garden SpinCo Proposal;

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Garden SpinCo Proposal; or
•
approve or authorize, or cause or permit 3M or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any Garden SpinCo Proposal; provided that nothing in the Merger Agreement will limit 3M’s ability to pursue or engage in any transaction relating to substantially all of the business of 3M and its subsidiaries, taken as a whole (as opposed to solely the Food Safety Business), so long as such transaction would not prevent or materially impair or materially delay 3M’s ability to comply with its obligations hereunder and under the Separation Agreement or to consummate the transactions contemplated thereby or by the Separation Agreement.

Employee Non-Solicitation
3M has agreed that it will not, and will ensure that its subsidiaries will not, directly or indirectly, (i) for two years after the Closing Date, solicit for employment any SpinCo Employee whose name appears on the SpinCo Employee List (as defined in the Employee Matters Agreement) and (ii) (x) for two years after the Closing Date, offer to hire or hire any SpinCo Employee with a title of director or above on the SpinCo Employee list and (y) for six months after the Closing Date, offer to hire or hire any SpinCo Employee with a title below director on the SpinCo Employee list; provided, however, that such restrictions will not prohibit 3M or any of its subsidiaries from (a) engaging in general solicitations to the public or general advertising not directly targeted at SpinCo Employees, (b) soliciting any person via a search firm or employment agency that is not instructed to specifically target SpinCo Employees, (c) soliciting any person who has ceased to be employed by Neogen or any of its subsidiaries, (d) soliciting any person who initiates discussions regarding employment with 3M or any of its subsidiaries without any direct or indirect solicitation by 3M or any of its subsidiaries, or (e) subject to clause (ii), employing any SpinCo Employee as a result of activities permitted by the foregoing clause (a), (b), (c) or (d).
Neogen has agreed that it will not, and will ensure that its subsidiaries will not, directly or indirectly, (i) for two years after the Closing Date, solicit for employment any 3M representative and (ii) (x) for two years after the Closing Date, offer to hire or hire any non-transferred employee 3M representative with a title of director or above (y) for six months after the Closing Date, offer to hire or hire any non-transferred employee 3M representative, with a title below director provided, however, that such restrictions will not prohibit Neogen or any of its subsidiaries from (a) engaging in general solicitations to the public or general advertising not directly targeted at 3M representatives, (b) soliciting any person via a search firm or employment agency that is not instructed to specifically target 3M representatives, (c) soliciting any person who has ceased to be employed by 3M or any of its subsidiaries, (d) soliciting any person who initiates discussions regarding employment with Neogen or any of its subsidiaries without any direct or indirect solicitation by Neogen or any of its subsidiaries, or (e) subject to clause (ii), employing any 3M representatives as a result of activities permitted by the foregoing clause (a), (b), (c) or (d).
Under the Merger Agreement, the term “3M representative” as used in the immediately preceding paragraph means all individuals who, as of the closing date of the Merger, are employed by 3M or any of its subsidiaries and were directly involved in the transactions contemplated by the Merger Agreement and directly supervised one or more SpinCo Employees immediately prior to the closing.
Non-Competition
Under the Merger Agreement, 3M has agreed it will not, and will cause its subsidiaries not to, for a period of five years after the Closing Date, (i) engage in (or own any interest in any person who engages in or manages or operates any business that engages in) the manufacture, marketing, distribution, sale or servicing of any products or services designed or marketed to (A) detect, enumerate, or culture (or collect or hold for the purpose of detecting, enumerating, or culturing) microorganisms or food allergens in commercial food safety applications (as defined below) (except where solely performed to assess the need for or to evaluate the efficacy of filtration and separation products of 3M’s separation and purification sciences division) or (B) detect adenosine triphosphate to determine the hygienic status of surfaces, products, or environments; or (ii) grant to any third party any express license under any intellectual property to permit such third party to take an action prohibited by foregoing clauses.
The non-competition restrictions will not apply to:
•
any acquisition, merger, business combination or similar transaction (or series of related transactions) by 3M or any of its subsidiaries of all or any part of a business or person that is engaged in activities that 3M would be prohibited from engaging in pursuant to the non-competition restrictions where such acquired business or person’s consolidated revenues in respect of such prohibited activities represented no more than 10% of the aggregate consolidated revenues of such acquired business or person, as applicable, for such acquired business’s or person’s most recently completed fiscal year; so long as within 18 months after the consummation of 3M’s or one or more subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such business or person, either (x) 3M or such subsidiary or subsidiaries dispose of such person or business or the relevant portion thereof that is engaged in any prohibited activities or (y) at the expiration of such 18-month period, the operation of such prohibited business has been discontinued;

•
the ownership by 3M or any of its subsidiaries, directly or indirectly, of 5% or less of any class of securities of any person traded on any domestic or foreign securities exchange; provided, that such shares are held for passive investment purposes only and neither 3M nor any of its affiliates exercise control of such person;

•
the acquisition and ownership, directly or indirectly, of an equity interest of no greater than 5% of the outstanding equity securities in any person that does not have a class of securities listed on any domestic or foreign securities exchange, so long as 3M or its subsidiary, as applicable, does not have (A) the right to appoint a number of members of the board of directors or similar governing body of such person in excess of the aggregate outstanding equity ownership percentage of 3M and its affiliates in such person or (B) control over the research or strategic development activities of such person; or

•	the performance by 3M or any of its subsidiaries of their respective obligations under any Transaction Agreement.
Under the Merger Agreement, the term “commercial food safety applications” means (x) finished products, raw materials (including water), or in-process products, materials, or samples, in each case, used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including materials for pet consumption); (y) physical surfaces in facilities used in connection with commercial development, processing, or production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption); and (z) clean-in-place final rinse water used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption).
Board Recommendation
Neogen has agreed in the Merger Agreement that the Neogen board will not, from and after the date of the Merger Agreement until the earlier of the effective time of the Merger or the date, if any, on which the Merger Agreement is terminated:
•	adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal;
•	withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to 3M, the Neogen board recommendation;
•
if a Competing Proposal has been publicly announced, fail to publicly make a statement that 3M recommends against any such Competing Proposal within 10 business days after the initial request in writing by 3M following such public announcement to do so, or, if requested by 3M in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to 3M, such recommendation against such Competing Proposal);

•	fail to include the Neogen board recommendation in the proxy statement;
•
approve or authorize, or cause or permit Neogen or any Neogen subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any Competing Proposal (other than an acceptable confidentiality agreement); or

•
commit or agree to do any of the actions described in the first four bullets above, or in the sixth bullet above (to the extent relating to the first four bullets above) (any of the foregoing, a “Neogen Adverse Recommendation Change”).

Except as expressly permitted by the Merger Agreement, Neogen may not, and must cause its respective subsidiaries not to, from and after the date of the Merger Agreement until the earlier of the effective time of the Merger or the date, if any, on which the Merger Agreement is terminated:
•	take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or
•
terminate, amend in a manner adverse to 3M, release, modify or grant any permission, waiver or release under, any standstill or similar agreement entered into by Neogen or any of its subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Neogen board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions would more likely than not be inconsistent with the fiduciary duties that the directors owe to Neogen and its shareholders in their capacity as directors of Neogen under applicable law).

Prior to receipt of the Neogen Shareholder Approval, the Neogen board may (A) in response to any bona fide written Competing Proposal that was not solicited, initiated or knowingly encouraged in violation of the non-solicit, effect a Neogen Adverse Recommendation Change or (B) in response to an Intervening Event (as defined below), effect a Neogen Adverse Recommendation Change, in the case of each of clauses (A) and (B), if and only if:
•
(x) in the case of a Competing Proposal, the Neogen board concludes in good faith, after consultation with Neogen’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (y) in the case of an Intervening Event, if the Neogen board determines in good faith that an Intervening Event has occurred and is continuing;

•
the Neogen board determines in good faith, after consultation with Neogen’s outside legal counsel, that the failure to take such action would more likely than not be inconsistent with the fiduciary duties that the directors owe to Neogen and its shareholders in their capacity as directors of Neogen under applicable law;

•
the Neogen board provides 3M four business days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice must include the information with respect to such Competing Proposal as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable;

•
during the four business days following such written notice (the “Negotiation Period”), if requested by 3M, Neogen will have negotiated (and directed its representatives to negotiate) in good faith with 3M regarding any revisions to the terms of the transactions contemplated by the Merger Agreement proposed by 3M in response to such Competing Proposal or Intervening Event; and

•
at the end of the four business day period described in the foregoing clause, the Neogen board concludes in good faith, (A) after consultation with Neogen’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of the Merger Agreement to which 3M and Garden SpinCo have agreed in writing), that any Competing Proposal continues to be a Superior Proposal or (B) after consultation with Neogen’s outside legal counsel, that the failure to make a Neogen Adverse Recommendation Change with respect to such Intervening Event would more likely than not be inconsistent with the fiduciary duties that the directors owe to Neogen and its shareholders in their capacity as directors of Neogen under applicable Law.

Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the shareholders of Neogen would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening Event must require a new Alternative Notice and a new Negotiation Period (as defined in the Merger Agreement) commencing from the date of receipt of such new Alternative Notice; provided that with respect to each subsequent written notice related to a material amendment or modification, references to the four business day period will be deemed to be references to two business days.
Under the Merger Agreement, the term “Intervening Event” means any event, development or change in circumstances with respect to Neogen or any of its subsidiaries that is material to Neogen and its subsidiaries (taken as a whole) first occurring or coming to the attention of the Neogen board after the date of the Merger Agreement and prior to obtaining the Neogen Shareholder Approval, and which was not known by, and would not reasonably be expected to have been foreseeable to, the Neogen board as of or prior to the date of the Merger Agreement (or which was known or reasonably foreseeable, but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (i) the receipt, existence or terms of a Competing Proposal, (ii) any events, developments or changes in circumstances of 3M or the Garden SpinCo entities, (iii) the status of the Merger under the HSR Act or of any of the other requisite regulatory approvals, (iv) any change in the price, or change in trading volume, of Neogen common stock (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of the definition), (v) meeting or exceeding internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause thereof, unless such underlying cause would otherwise be excepted by another clause of the definition), (vi) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates and stock, bond or debt prices), (vii) changes in GAAP, other applicable accounting rules or applicable law or, in any such case, changes in the interpretation thereof, (viii) the COVID-19 pandemic, including any changes related thereto or (ix) any events, developments or changes in circumstances related to, or any consequences of, the foregoing, constitute or be deemed to contribute to an Intervening Event.
Any Neogen Adverse Recommendation Change will not affect, modify or supplement the definition of Neogen Adverse Recommendation Change (as such term is described above) (or to the consequences thereof in accordance with the Merger Agreement).
Financing
In connection with its entry into the Merger Agreement and the Separation Agreement, Garden SpinCo entered into a commitment letter (including all exhibits, schedules and annexes attached thereto and any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of the Merger Agreement and the terms thereof, the “Debt Commitment Letter”)), under which the Commitment Parties have committed to provide Garden SpinCo or its designee with the Financing in the amount set forth therein. The anticipated material terms of the Financing, based on the current expectations of Garden SpinCo and Neogen, are described in more detail under “Debt Financing Arrangements.”
The Merger Agreement provides that Garden SpinCo must use reasonable best efforts to (a) maintain in effect the Debt Commitment Letter, (b) materially comply with the obligations that are set forth in the Debt Commitment Letter that are applicable to Garden SpinCo, (c) fully enforce the rights of Garden SpinCo under the Debt Commitment Letter and (d) cause the applicable SpinCo Lenders (as defined in the Merger Agreement) to fund the full amount of the Financing (other than any portion thereof that is replaced with previously or concurrently incurred Permanent Financing) no later than immediately prior to the Distribution, in each case, subject to certain exceptions set forth in the Merger Agreement.
If any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements, 3M (in consultation in good faith with Neogen) shall cause Garden SpinCo to, and each of Garden SpinCo and Neogen shall, and shall cause their respective subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly replacement debt financing for Garden SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the Financing and Permanent Financing that is available, equal to $1,000,000,000, and to obtain a new financing commitment that provides for such financing, provided that certain conditions set forth in the Merger Agreement are satisfied.
Garden SpinCo shall not, without the prior written consent of Neogen, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements (as defined below); provided that Garden SpinCo may (in consultation with Neogen) amend and restate the Debt Commitment Letter or otherwise execute joinder agreements to the Debt Commitment Letter solely to add additional Garden SpinCo lenders, arrangers, agents or entities with other similar roles or titles.
Each of 3M, Garden SpinCo and Neogen has agreed to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement and consummation by Garden SpinCo of the Financing, including, by (a) participating in the marketing and syndication efforts related thereto, (b) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (c) negotiating and, in the case of Garden SpinCo, entering into definitive agreements with respect thereto (the “Financing Agreements”), on the terms and conditions contained in the Debt Commitment Letter or on such other terms as are reasonably acceptable to 3M, Garden SpinCo and Neogen; provided that any such other terms must not result in any materially adverse tax consequences of 3M and its subsidiaries, including as to the tax-free status of the transactions contemplated by the Transaction Agreements (as determined by 3M in good faith), and (d) on a timely basis (taking into account the expected timing of the Marketing Period), (i) satisfying all conditions precedent in the Debt Commitment Letter and the Financing Agreements that are within the control of Garden SpinCo, Neogen or their respective subsidiaries, as applicable, (ii) furnishing any pertinent information regarding the Food Safety Business or Neogen and its subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by Garden SpinCo or Neogen, as applicable, in connection with the Financing and (iii) furnishing summary financial results reasonably available to or obtainable by 3M or Garden SpinCo, on the one hand, or Neogen, on the other, for any fiscal period of Garden SpinCo or Neogen, as applicable, for which historical financial statements of the Food Safety Business or Neogen, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of Garden SpinCo or Neogen, as applicable; provided that certain conditions set forth in the Merger Agreement are satisfied and subject to certain exceptions set forth in the Merger Agreement.
If the Merger Agreement is terminated pursuant to its terms (other than a termination by Neogen for certain breaches (as set forth in the Merger Agreement) by 3M, in which case 3M shall be responsible for 100% of the Reimbursement Obligations), each of Neogen, on the one hand, and 3M and Garden SpinCo, on the other hand, shall be responsible for 50% of the aggregate amount of the Reimbursement Obligations (as defined in the Merger Agreement), and Neogen shall, or shall cause its subsidiaries to, pay to 3M an amount of cash equal to 50% of the aggregate amount of the Reimbursement Obligations; provided, however, in the event the Merger Agreement is validly terminated by 3M for certain breaches (as set forth in the Merger Agreement) by Neogen, then the percentage of the Reimbursement Obligations for which Neogen shall be responsible (and in respect of which Neogen shall be required to pay to 3M) shall be deemed to equal 100%.
Each of 3M, Garden SpinCo and Neogen has agreed to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance or incurrence of the Permanent Financing, including by (a) consulting in good faith on the terms and conditions of any Permanent Financing, (b) participating in the marketing and syndication efforts related thereto, (c) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (d) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent Financing, and assisting with the identification of any portion of the information contained therein relating to such person that constitutes material non-public information of such person, (e) in the case of 3M and Garden SpinCo, as promptly as reasonably practicable furnishing Neogen with the Required Information (as defined in the Merger Agreement), (f) using reasonable best efforts to obtain customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions and other documentation and items relating to the Permanent Financing, (g) negotiating and, in the case of Garden SpinCo, entering into definitive agreements with respect thereto (the “Permanent Financing Agreements”), on terms and conditions reasonably satisfactory to 3M, Garden SpinCo and Neogen, (h) on a timely basis (taking into account the expected timing of the Marketing Period), (i) satisfying all conditions precedent in the Permanent Financing Agreements that are within the control of Garden SpinCo, Neogen or their respective subsidiaries, as applicable, (ii) furnishing any pertinent information regarding the Food Safety Business or Neogen, as applicable, or any of their respective properties or assets, as may be reasonably requested by Garden SpinCo or Neogen, as applicable, in connection with the Permanent Financing and (iii) furnishing summary financial results reasonably available to or obtainable by 3M or Garden SpinCo, on the one hand, or Neogen, on the other hand, for any fiscal period of Garden SpinCo or Neogen, as applicable, for which historical financial statements of the Food Safety Business or Neogen, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of Garden SpinCo or Neogen, as applicable, pursuant to Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of 3M or Neogen, as applicable, and to the extent customary, advisable or necessary, 3M or Neogen, as applicable, shall disclose publicly such financial results prior to or concurrently with the launch of any such offering), (i) facilitating the granting of security interests (and perfection thereof) in collateral and the provision of guarantees, (j) furnishing at least five (5) business days prior to the Closing (i) all documentation and other information requested by the financing sources in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (ii) a “Beneficial Ownership Certification” (as defined in the Debt Commitment Letter), in each case to the extent requested at least seven (7) business days prior to the Closing and (k) delivering any customary certificates required by the Permanent Financing Agreements; provided that certain conditions set forth in the Merger Agreement are satisfied and subject to certain exceptions set forth in the Merger Agreement.
In connection with the Debt Exchange, if applicable, 3M agreed to use reasonable best efforts to (a) prior to the Distribution, incur the 3M Exchange Debt, (b) cause Garden SpinCo to distribute to 3M the SpinCo Exchange Debt and (c) cause the Debt Exchange to be consummated prior to or substantially concurrently with the Distribution in a process to be jointly managed by 3M and Neogen in good faith, provided that certain conditions set forth in the Merger Agreement are satisfied.
In connection with the Debt Exchange, if applicable, each of 3M and its subsidiaries (including Garden SpinCo and its subsidiaries) on the one hand, and Neogen and its subsidiaries on the other hand, agreed to use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Debt Exchange. Each of 3M and its subsidiaries (including Garden SpinCo and its subsidiaries) agreed to use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to cause the holders of the 3M Exchange Debt to exchange such 3M Exchange Debt for the SpinCo Exchange Debt on terms reasonably acceptable to 3M.
Certain Other Covenants and Agreements
The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:
•	access to each of Neogen’s and Garden SpinCo’s representatives and assets and to all existing books, records, work papers and other documents and related information;
•	Neogen’s indemnification of each present and former director, officer or employee of any Garden SpinCo entity for 6 years after the effective time of the Merger;
•	advance consent requirements for public announcements concerning the Merger Agreement and the Transactions;
•	notice obligations of the parties;
•	Section 16 matters;
•	the Clean-Up Spin-Off;
•	the release of certain support obligations issued by or on behalf of 3M or any of its affiliates in support of any obligation of any Garden SpinCo entity;
•
Neogen’s and 3M’s obligations to take all actions necessary to cause Merger Sub and Garden SpinCo, respectively, to perform their respective obligations under the Merger Agreement and the Transaction Documents;

•	the listing of the shares of Neogen common stock issued in the Merger on Nasdaq;
•	the completion of works council notification and consultation processes in the applicable foreign jurisdictions;
•	3M’s delivery of the Garden SpinCo shareholder approval to Neogen and Neogen’s adoption and approval of the Merger Agreement and the Transactions, as sole shareholder of Merger Sub; and
•	the resignation of certain officers, managers and/or directors of Garden SpinCo and its subsidiaries.
Conditions to the Merger
The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver by 3M and Neogen, at or prior to the closing of the Merger, of each of the following conditions:
•	the expiration or termination of any applicable waiting period under the HSR Act, and receipt of specified consents, authorizations, orders or approvals required under certain competition laws;

•
the absence of any voluntary agreement between Neogen or 3M (solely to the extent that entry into such agreement was consented to by the other party) and any government authority pursuant to which Neogen or 3M has agreed not to consummate the transaction contemplated by the Merger Agreement for any period of time;

•	the consummation of the transactions contemplated by the Separation Agreement to occur prior to the Distribution in all material respects;
•
the effectiveness of the registration statement of Neogen and the registration statement of Garden SpinCo, and the absence of any stop order issued by the SEC or any actual or threatened proceeding before a governmental authority seeking a stop order with respect thereto, and the expiration of any offer or notice period under stock exchange rules or securities laws in connection with the Distribution;

•	the approval by Neogen shareholders of the Share Issuance Proposal, Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal;
•	the absence of any law or order by a governmental authority that restrains, enjoins or prohibits the consummation of the Merger or the other Transactions; and
•	the approval for listing on Nasdaq of the shares of Neogen common stock to be issued in the Merger.
3M’s and Garden SpinCo’s obligations to consummate the Merger are subject to the satisfaction or waiver by 3M, at or prior to the closing of the Merger, of each of the following additional conditions:
•
the performance or compliance in all material respects by Neogen and Merger Sub of all obligations, covenants and agreements required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•
the accuracy in all material respects of Neogen’s and Merger Sub’s representations and warranties with respect to organization and the authority of Neogen and Merger Sub, the binding nature of the Transaction Agreements on Neogen and Merger Sub and brokers’ fees;

•
the accuracy in all respects of Neogen’s and Merger Sub’s representations and warranties with respect to the capitalization of Neogen and Merger Sub, the approval of the Neogen board required to consummate the Transactions and the approval of Neogen’s shareholders required to consummate the Transactions, as of the date of the Merger Agreement and the date of the consummation of the Merger (except for de minimis inaccuracies);

•	the absence of a Neogen material adverse effect;
•
the accuracy in all respects of all other representations and warranties made by Neogen and Merger Sub (without giving effect to any materiality, material adverse effect or similar qualifiers), except as would not have a material adverse effect on Neogen and its subsidiaries;

•	the receipt by 3M of a tax opinion from Wachtell Lipton regarding the intended tax treatment of the Merger;
•
the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions continuing to be valid and in full force and effect;

•
the consummation of the Debt Exchange or the implementation of an alternative structure as provided in the Merger Agreement and the Separation Agreement or the implementation of an alternative structure and the receipt of the SpinCo Cash Payment; and

•	the execution and delivery by Neogen of a certificate certifying that certain conditions above have been duly satisfied and other documents to be delivered in connection with the Closing.
Neogen’s and Merger Sub’s obligations to consummate the Merger are subject to the satisfaction or waiver by Neogen, at or prior to the closing of the Merger, of each of the following additional conditions:
•
the performance or compliance in all material respects by 3M and Garden SpinCo of all obligations, covenants and agreements required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•
the accuracy in all material respects of 3M’s and Garden SpinCo’s representations and warranties with respect to the authority of 3M and Garden SpinCo, the binding nature of the Transaction Documents on 3M and Garden SpinCo, the organization of Garden SpinCo and brokers’ fees;

•
the accuracy in all respects of Neogen’s and Merger Sub’s representations and warranties with respect to the capitalization of Garden SpinCo, the approval of the boards of 3M and Garden SpinCo required to consummate the Transactions and the approval of Garden SpinCo’s sole shareholder required to consummate the Transactions (except for de minimis inaccuracies);

•	the absence of a Garden SpinCo material adverse effect;
•
the accuracy in all respects of all other representations and warranties made by 3M and Garden SpinCo (without giving effect to any materiality, material adverse effect or similar qualifiers), except as would not have a material adverse 3M or on Garden SpinCo and its subsidiaries;

•	the receipt by Neogen of a tax opinion from Weil regarding the intended tax treatment of the Merger;
•
the delivery to Neogen of a certificate and IRS notice stating that the interests of Garden SpinCo are not U.S. real property interests within the meaning of the Internal Revenue Code and the applicable Treasury Regulations; and

•	the execution and delivery of a certificate certifying that certain conditions above have been duly satisfied and other documents to be delivered in connection with the Closing.
Termination
The Merger Agreement can be terminated prior to the consummation of the Merger by the mutual written consent of 3M and Neogen. Also, subject to certain qualifications and exceptions, either 3M or Neogen may terminate the Merger Agreement prior to the consummation of the Merger if:
•
the Merger has not been consummated by December 13, 2022, subject to an automatic extension until March 13, 2023 in certain circumstances, if certain closing conditions have been satisfied as of December 13, 2022;

•
any governmental authority has issued a law or order having the effect of permanently prohibiting, restraining or making illegal the Merger or the other Transactions, and such law or order has become final and nonappealable; or

•
Neogen’s shareholders fail to approve the Share Issuance Proposal, the Neogen Bylaw Board Size Proposal or the Neogen Charter Amendment Proposal at the special meeting of Neogen shareholders (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, 3M may terminate the Merger Agreement if:
•
the Neogen board fails to recommend that Neogen’s shareholders vote in favor of the Share Issuance Proposal, Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal at Neogen’s special meeting, or has made a Neogen Adverse Recommendation Change; or

•
any of Neogen’s or Merger Sub’s representations or warranties is inaccurate, or Neogen or Merger Sub has breached any covenant or agreement in the Merger Agreement that would cause the conditions to 3M’s obligation to consummate the Merger described above not to be satisfied, and, in each case, such inaccuracy or breach is not cured by the earlier of 60 days after notice of the inaccuracy or breach or the outside date, or is incapable of cure prior to the outside date.

In addition, subject to certain qualifications and exceptions, Neogen may terminate the Merger Agreement if any of 3M’s or Garden SpinCo’s representations or warranties is inaccurate, or 3M or Garden SpinCo has breached any covenant or agreement in the Merger Agreement, in each case, that would cause the conditions to Neogen’s obligation to consummate the Merger described above not to be satisfied, and such inaccuracy or breach is not cured by the earlier of 60 days after notice of the inaccuracy or breach or the outside date, or is incapable of cure prior to the outside date.
In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described in “—Termination Fee and Expenses Payable in Certain

Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or for any willful breach (as defined in the Merger Agreement) of the Merger Agreement.
Termination Fee and Expenses Payable in Certain Circumstances
The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Neogen is required to pay 3M a termination fee of $140 million. The circumstances under which this termination fee would be payable include if 3M terminates the Merger Agreement following the occurrence of a Neogen Adverse Recommendation Change.
In addition, if the Merger Agreement is terminated under any of the circumstances listed below, and (i) prior to the termination of the Merger Agreement, a Competing Proposal is publicly announced or otherwise communicated to the Neogen board and (if made or communicated publicly) not publicly withdrawn at least five business days prior to the date of termination or the Neogen shareholder meeting, as applicable and (ii) within twelve months of the termination of the Merger Agreement Neogen enters into a definitive agreement with respect to a Competing Proposal or consummates a Competing Proposal (whether or not the applicable Competing Proposal is the same as the original Competing Proposal publicly announced or communicated and where the definition of “Competing Proposal” is revised such that all references to “20%” instead refer to “50%”), then Neogen must pay 3M the $140 million termination fee:
•	if the Merger Agreement is terminated by 3M or Neogen because the Transactions contemplated by the Merger Agreement have not been consummated prior to the outside date;
•
if the Merger Agreement is terminated by either 3M or Neogen due to the failure to obtain approval from Neogen shareholders of the Share Issuance Proposal or the amendment at the special meeting of Neogen shareholders; or

•
if the Merger Agreement is terminated by 3M because Neogen has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the Merger would not be satisfied.

The Merger Agreement provides that each party will generally pay all of its own fees and expenses, whether or not the Merger is completed, other than certain filing, printing and mailing costs, which are shared equally between Neogen and 3M.
Specific Performance
In the Merger Agreement, the parties have agreed that any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled at law or in equity, the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without the requirement for the posting of any bond.
Amendments
The Merger Agreement may not be amended or modified except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement.
The Separation Agreement
The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference into this prospectus. Neogen shareholders and 3M stockholders are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Neogen shareholders and 3M stockholders with information regarding its terms. The rights and obligations of the parties under the Separation Agreement are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. It is not intended to provide any other factual information about Neogen, Merger Sub, 3M or Garden SpinCo. Information about Neogen, Merger Sub, 3M or Garden SpinCo can be found elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference.”

Overview
The Separation Agreement provides for the separation of the Food Safety Business from 3M’s other businesses. Among other things, the Separation Agreement identifies those assets of 3M related to the Food Safety Business that are to be transferred to, and those liabilities of 3M related to the Food Safety Business that are to be assumed by, Garden SpinCo, and describes when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which 3M and Garden SpinCo will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.
In connection with the Separation, 3M and Neogen have also entered into the Asset Purchase Agreement, pursuant to which certain assets and liabilities of the Food Safety Business (which are reflected in the historical combined financial statements of the Food Safety Business included in this prospectus and reflected in the unaudited pro forma financial information) will be transferred directly from certain subsidiaries of 3M to certain subsidiaries of Neogen. The transactions contemplated by the Asset Purchase Agreement form part of the series of transactions related to the acquisition of the Food Safety Business by Neogen and are conditioned on the prior occurrence of the Distribution and the Merger. For more information see the summary of the Asset Purchase Agreement below.
Transfer of Assets and Assumption of Liabilities
Generally, pursuant to and subject to the terms and conditions contained in the Separation Agreement, 3M and Garden SpinCo have agreed to take certain steps, which we refer to as the Separation, to result in Garden SpinCo and its subsidiaries owning and operating the Food Safety Business, and 3M and its subsidiaries owning and operating the businesses of 3M other than the Food Safety Business, which businesses we refer to as the 3M Retained Business, including:
•	3M and its subsidiaries will transfer to Garden SpinCo certain assets related to the Food Safety Business, and Garden SpinCo will assume certain liabilities related to the Food Safety Business; and
•	3M will retain assets and liabilities that are not transferred to, or assumed by, Garden SpinCo in the Separation.
The assets to be transferred or assigned to Garden SpinCo include, among other things, the following assets of 3M as of immediately prior to the Distribution Time (subject to certain exceptions and the terms and conditions contained in the Separation Agreement):
•	the outstanding equity securities of certain subsidiaries of Garden SpinCo (the “Garden SpinCo Subsidiary Equity Securities”);
•	the leases to certain locations used by the Food Safety Business as agreed between the parties (the “Garden SpinCo Real Property Leases”);
•
all inventory (as defined in the Separation Agreement) located at a specified facility in the United Kingdom and the finished goods inventory used or held for use primarily in connection with the Food Safety Business located inside the United States (the “Garden SpinCo Inventory”);

•
(i) any contract to which 3M or any of its subsidiaries is a party, or to which any of the Garden SpinCo assets is subject, in each case that relates exclusively to or is used exclusively in connection with the Food Safety Business; (ii) any shared contract (as defined in the Separation Agreement) to which the counterparty is a direct customer, distributor or supplier of the Food Safety Business and that relates primarily to or is used primarily in connection with the Food Safety Business; and (iii) to the extent assignable, the applicable portion of any non-disclosure and confidentiality agreements entered into in connection with the possible sale of the Food Safety Business with any potential purchaser thereof to the extent restricting the use or disclosure of information of the Food Safety Business ((clauses (i) through (iii) collectively, the “Garden SpinCo Contracts”);

•
to the extent transferable, all permits owned, held or licensed by 3M or any of its subsidiaries that are (i) related primarily to the Food Safety Business or (ii) related primarily to the operations at 3M’s facility located in Bridgend, the United Kingdom, which we refer to as the Garden SpinCo real property (clauses (i) and (ii) collectively, the “Garden SpinCo Permits”);

•
the tangible and personal property that are (i) located at the Garden SpinCo real property, (ii) located at certain other 3M manufacturing facilities and primarily used or held for use in the Food Safety Business, other than any part that is installed on any equipment, fixture, furniture, furnishing or machinery that cannot be transferred from the 3M manufacturing facility without unreasonable burden or expense (unless Neogen agrees to bear such burden or expense) or because it is technically infeasible, or (iii) located at certain 3M lab facilities and primarily used or held for use in connection with the Food Safety Business, subject to certain exclusions (clauses (i) through (iii) collectively, the “Garden SpinCo Tangible and Personal Property”);

•
(i) certain registered IP, as agreed between the parties, (ii) certain intellectual property rights, in each case of clauses (i) and (ii), owned by 3M or any of its subsidiaries that are primarily used or held for use in the operation of the Food Safety Business as of immediately prior to the Distribution Time, (iii) certain trademarks as agreed between the parties, and (iv) the intellectual property rights, whether or not registered, owned by 3M or any of its subsidiaries that are embodied in the Clean-Trace™ Software (clauses (i) through (iv) collectively, the “Garden SpinCo Intellectual Property”);

•
(i) any technology with respect to which the intellectual property rights therein are owned by 3M or any of its subsidiaries immediately prior to the Distribution Time to the extent that such technology is (x) used primarily in or necessary to the operation of the Food Safety Business as of immediately prior to the Distribution Time or (y) otherwise used in or necessary for operation of the Food Safety Business and capable of being copied, (ii) the Clean-Trace™ software, and (iii) the know-how or knowledge, including any know-how or knowledge of the SpinCo Employees that constitutes a trade secret owned by 3M or any of its subsidiaries, to the extent related to the Food Safety Business, but in each case, excluding any IT assets (clauses (i) through (iv) collectively, the “Garden SpinCo Technology”);

•
the information technology assets used or held for use primarily by the Food Safety Business that are (i) owned by 3M or any of its subsidiaries or (ii) leased or licensed by 3M or any of its subsidiaries under a contract exclusively related to the Food Safety Business (collectively, the “Garden SpinCo IT Assets”), subject to certain exclusions and limitations;

•
other than with respect to taxes, any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other Garden SpinCo asset(the “Garden SpinCo Prepaid Expenses”);

•	a copy of certain Food Safety Business books and records;
•
other than with respect to taxes or claims under any insurance policies and subject to certain exclusions, rights available to or being pursued by 3M or any of its subsidiaries in connection with any action or any other claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent primarily relating to the Food Safety Business, any Garden SpinCo asset or any Garden SpinCo liability;

•	certain assets related to the Clean-Trace hygiene monitoring and management system;
•
all assets of 3M and its subsidiaries as of immediately prior to the Distribution Time that are expressly provided by the Merger Agreement, the Separation Agreement or any other Transaction Document as assets to be transferred to Garden SpinCo or any other member of the SpinCo Group; and

•
all other assets of 3M and its subsidiaries as of immediately prior to the Distribution Time that are primarily related to the Food Safety Business, solely to the extent already not captured by the foregoing clauses and subject to certain limitations.

The Separation Agreement provides that the assets to be transferred or assigned to Garden SpinCo will not include, among other things, any of the following assets, which shall be retained by 3M:
•	all equity interests (excluding the Garden SpinCo Subsidiary Equity Securities and any equity securities of Garden SpinCo);
•	all accounts receivable as of the Closing;

•
all cash, cash equivalents and marketable securities, including all checks, drafts and wires deposited for the account of 3M or any of its subsidiaries that have not been credited by the receiving bank, other than cash up to the minimum cash amount (as defined in the Separation Agreement);

•	all inventory other than the Garden SpinCo Inventory;
•	all insurance policies and all rights and claims thereunder;
•
all real property and any equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon, and any prepaid rent, security deposits and options to renew or purchase related thereto, other than the Garden SpinCo Real Property;

•	all permits other than the Garden SpinCo Permits;
•	all tangible and personal property, other than the Garden SpinCo Tangible and Personal Property;
•	all contracts, other than the Garden SpinCo Contracts;
•	all IT assets other than the Garden SpinCo IT Assets;
•	all intellectual property other than the Garden SpinCo Intellectual Property, expressly including certain 3M trademarks, trade secrets and domain names;
•
(i) all technology that is not Garden SpinCo Technology and (ii) copies of any duplicated technology that is used in or necessary for the operation of the 3M Businesses, regardless of whether copies of such duplicated technology are also Garden SpinCo Technology;

•	all assets used or held for use by 3M or any of its subsidiaries in connection with the provision of overhead and shared services between the Food Safety Business and other 3M businesses;
•	all credit support from 3M or any of its subsidiaries from which the Food Safety Business benefits;
•	all books and records, other than copies of the Food Safety Business records;
•	all rights that accrue or shall accrue to 3M or any member of the 3M Group pursuant to the Separation Agreement, the Merger Agreement or any Transaction Document;
•	all prepaid expenses, credits, deposits, and advance payments other than the Garden SpinCo Prepaid Expenses;
•
all rights to claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent relating to any other excluded asset or excluded liability;

•
certain attorney-client privilege and attorney work-product protection and related documents arising as a result of legal counsel representing 3M or its subsidiaries, including the Garden SpinCo entities, in connection with the Transactions and the potential sale of the Food Safety Business;

•
except as required by applicable law, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related contract between any person and 3M or any of its affiliates (including the employee benefit plans of 3M and its subsidiaries);

•
all accounts, notes or loans payable recorded on the books of 3M or any of its affiliates for goods or services purchased by the Food Safety Business from 3M or any of its subsidiaries (other than the Garden SpinCo entities), or provided to the Food Safety Business by 3M or any of its subsidiaries (other than the Garden SpinCo entities), or advances (cash or otherwise) or any other extensions of credit to the Food Safety Business from 3M or any of its subsidiaries (other than the Garden SpinCo entities), whether current or non-current;

•	all insurance proceeds which 3M or any of its subsidiaries has a right to receive, subject to certain exemptions;
•	all retained claims;

•	certain specified assets set forth in the Separation Agreement;
•	Global Trade Item Numbers; and
•	except for the Garden SpinCo assets and the separately conveyed assets, all assets of 3M or any of its subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed.
The liabilities that are to be assumed by Garden SpinCo under the Separation Agreement include, among other things, the following liabilities of 3M (subject to the terms and conditions contained in the Separation Agreement):
•
all liabilities, to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the Food Safety Business and arising on or after the Distribution Time (including (i) the ownership or use of the Garden SpinCo assets or the separately conveyed assets and any actions that relate to, arise out of or result from the operation or conduct of the Food Safety Business or ownership or use of the SpinCo assets or the separately conveyed assets, (ii) all warranty, repair or return obligations, (iii) alleged or actual hazards or defects in design, marketing, manufacture, materials, workmanship, provision or performance, including any failure to warn or alleged or actual breach of express or implied warranty or representation, and (iv) the return or recall of any product of the Food Safety Business, in each case, relating to the period on or after the Distribution Time);

•
all liabilities arising out of or relating to any Garden SpinCo Contracts and relating to the period on or after the Distribution Time, including customer purchase orders, extended warranties or other customer contracts for products or services of the Food Safety Business, or the Garden SpinCo Permits;

•	all liabilities arising on or after the Distribution Time under or relating to any Garden SpinCo Intellectual Property, including the use thereof;
•
all liabilities assumed by, retained by or agreed to be performed by Garden SpinCo or any of its subsidiaries and affiliates pursuant to the terms of the Merger Agreement, the Separation Agreement or any other Transaction Document, whenever arising;

•
all liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from information regarding Neogen or its businesses and operations contained in any of the disclosure documents relating to the Transactions, other than information relating to 3M, the retained businesses or the Food Safety Business, whenever arising;

•
all liabilities relating to, arising out of or resulting from the SpinCo Financing Arrangements (as defined in the Separation Agreement) or under any Reimbursement Obligations Loan (as defined in the Separation Agreement), whenever arising;

•
all environmental liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the Food Safety Business, the Garden SpinCo assets or the separately conveyed assets, or the conduct of the Food Safety Business, in each case, as of and after the Distribution Time; and

•
all liabilities relating to, arising out of or resulting from any action with respect to the Food Safety Business, the Garden SpinCo assets or the separately conveyed assets, in each case to the extent relating to the period on or after the Distribution Time, other than as specifically provided otherwise in any of the Transition Services Agreement, Transition Contract Manufacturing Agreement, or the Transition Distribution Services Agreement, and certain liabilities set forth in the Separation Agreement.

The Separation Agreement provides that Garden SpinCo will not assume, among other things, any of the following liabilities:
•
all liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the Food Safety Business and relating to the period prior to the Distribution Time (including the ownership or use of the Garden SpinCo assets or the separately conveyed assets and any related actions to the extent relating to, arising out of or resulting from the operation of the Food Safety Business or ownership or operation of the Garden SpinCo assets or the separately conveyed assets, other than certain performance obligations);

•	all accounts payable as of the Closing;

•
all liabilities of 3M or its subsidiaries to the extent related to any excluded assets or any 3M Business, other than any liabilities for which Garden SpinCo, Neogen or any of their subsidiaries has expressly assumed responsibility pursuant to the Merger Agreement, the Separation Agreement or any other Transaction Document;

•
all liabilities assumed by, retained by or agreed to be performed by 3M or any of its subsidiaries (other than the Garden SpinCo entities) pursuant to the Merger Agreement, the Separation Agreement or any other Transaction Document;

•
all liabilities to the extent arising out of the presence or release of any hazardous substance at, on, under or from any facility or property where the Food Safety Business was operated prior to the Distribution Time, to the extent relating to the period prior to the Distribution Time, and all other environmental liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the Food Safety Business, the Garden SpinCo assets or the separately conveyed assets, or the conduct of the Food Safety Business, in each case prior to the Distribution Time; and any and all environmental liabilities to the extent arising out of the excluded assets; and

•
all liabilities relating to, arising out of or resulting from any action with respect to the Food Safety Business, the Garden SpinCo assets or the separately conveyed assets, in each case to the extent relating to the period prior to the Distribution Time.

Consideration for the Transfer of Assets
Prior to the Distribution, in partial consideration for the transfer of the Garden SpinCo assets to Garden SpinCo in the Contribution, (i) Garden SpinCo will issue to 3M additional shares of Garden SpinCo common stock such that the number of shares of Garden SpinCo common stock outstanding as of immediately prior to the Distribution Time is equal to the number of shares of Garden SpinCo common stock necessary to effect the Distribution, (ii) Garden SpinCo will transfer to 3M the SpinCo Cash Payment and (iii) Garden SpinCo will issue to 3M any SpinCo Exchange Debt.
The amount of the SpinCo Cash Payment will be calculated in accordance with the Separation Agreement, and will be equal to the Basis Amount (as defined in the Separation Agreement), as adjusted based on the net working capital of the Food Safety Business on the last calendar day of the month immediately preceding the Closing Date relative to an agreed upon target amount of net working capital. There also will be a subsequent post-closing process for the parties to agree on the final amount of the net working capital of the business for the purposes of the foregoing, with any resulting adjustment to be settled between the parties in cash.
Intercompany Accounts and Intercompany Agreements
3M and Neogen have agreed that, no later than the Distribution effective time, subject to certain limited exceptions, each contract between 3M or any member of the 3M Group and Garden SpinCo or any member of the SpinCo Group will be terminated, effective as of the Distribution Time. In addition, subject to certain limited exceptions, all intercompany accounts between 3M and Garden SpinCo will be settled or otherwise eliminated.
Conditions to the Distribution
3M’s obligation to consummate the Distribution is subject to the fulfillment or waiver by 3M in its sole and absolute discretion (other than the condition set forth in the first bullet below, which prior to the termination of the Merger Agreement may not be waived without Neogen’s written consent, which consent may not be unreasonably withheld, conditioned or delayed) of each of the following conditions:
•	the Reorganization having been substantially completed in accordance with the Separation Step Plan;
•
(i) Garden SpinCo’s issuance of additional shares of Garden SpinCo common stock such that there is a sufficient number of shares of Garden SpinCo common stock to effect the Distribution; (ii) payment of the SpinCo Cash Payment and (iii) Garden SpinCo’s issuance of any SpinCo Exchange Debt;

•	the 3M board having received one or more satisfactory opinions confirming the solvency of Garden SpinCo and the solvency and surplus of 3M;
•	3M having received certain tax opinions with respect to the Distribution from external advisors;

•	3M having received the IRS Ruling and certain tax rulings issued by the Swiss tax authorities relating to certain aspects of the intended tax treatment of the Transactions;
•	each of the conditions precedent to the consummation of the Merger having been satisfied or validly waived;
•	each of the conditions precedent to the consummation of the transactions contemplated by the Asset Purchase Agreement having been satisfied or validly waived; and
•
Neogen having irrevocably confirmed to 3M that each condition to Neogen’s obligations to effect the Merger has been satisfied, will be satisfied at the time of the Distribution, or is or has been waived by Neogen.

Shared Contracts
Certain shared contracts (i.e., contracts with third parties that benefit both the Food Safety Business and 3M’s retained business) will be assigned or amended to facilitate the Separation. If such contracts are not able to be assigned or amended, for a period of 12 months after the Distribution Date, Neogen, 3M and Garden SpinCo will be required to use commercially reasonable efforts to cause the appropriate party to receive the benefit of the contract after the Separation effective time.
Access to Information
Following the Distribution Time, 3M will deliver to Neogen the books and records related to the Food Safety Business, which we refer to as the Food Safety Business records, in accordance with the Separation Agreement. 3M has the right to retain copies of any Food Safety Business records that 3M determines in good faith is reasonably likely to need to access for bona fide business or legal purposes; provided that, with respect to such copies, 3M will treat them in a manner consistent with the policies and procedures of 3M applicable to its own books and records.
In addition, from and after the Distribution Date, each of Garden SpinCo and 3M has agreed to use commercially reasonable efforts to maintain the Food Safety Business records in accordance with such party’s bona fide record retention policies and provide the other party and its representatives reasonable access to the Food Safety Business records relating to the periods prior to the Closing for any reasonable purpose; provided that neither party will be required to provide the requesting party with direct access to any such party’s information technology systems to review any Food Safety Business records, unless otherwise provided in the other Transaction Documents.
Until the end of the second 3M fiscal year following the Distribution Date, 3M and Garden SpinCo are required to use commercially reasonable efforts to cooperate with the other’s books and records requests to enable (i) either party to disseminate earnings releases, financial statements and other internal procedures and (ii) either party’s accountants to timely complete their review of financial statements.
Release of Claims and Indemnification
Except as otherwise provided in the Merger Agreement, Separation Agreement or any other Transaction Document, each of 3M and Garden SpinCo will release and forever discharge the other and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Time. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Distribution Time pursuant to the Separation Agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the Separation Agreement.
The Separation Agreement contains certain cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to Garden SpinCo under the Separation Agreement with Garden SpinCo and financial responsibility for the obligations and liabilities allocated to 3M under the Separation Agreement with 3M. Specifically, 3M and Garden SpinCo will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents from any losses arising out of or due to:
•	the liabilities or alleged liabilities each party assumed or retained pursuant to the Separation Agreement;

•	the failure of each party to pay, perform or otherwise promptly discharge any liabilities assumed or retained pursuant to the Separation Agreement;
•
any guarantee, indemnification obligation, surety bond or other credit support agreement to the extent discharged or performed by each party for the benefit of the other party that survives the Distribution Time;

•	any breach by such party of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein; and
•
any liabilities arising out of claims made by the securityholders or lenders of a party to the extent relating to the use of any information provided by or on behalf of such party in writing prior to the Distribution Time in connection with the Financing or the Permanent Financing.

Each party’s aforementioned indemnification obligations will be uncapped, provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement.
Insurance
From and after the effective time of the Separation, Garden SpinCo and its subsidiaries and the Food Safety Business will cease to be insured by certain 3M company insurance policies. Neogen and Garden SpinCo have agreed not to bring any claims for recovery under any of the insurance policies maintained by the 3M Group; provided that Garden SpinCo and 3M will reasonably cooperate to bring any claim under a 3M company insurance policy to the extent reasonably requested by 3M.
Management of Actions
From and after the Distribution Time, Garden SpinCo will direct the defense or prosecution of any actions that constitute only the Garden SpinCo liabilities, Garden SpinCo assets or separately conveyed assets. If such aforementioned action names a member of the 3M Group, Garden SpinCo will use commercially reasonable efforts to cause such member of the 3M Group to be removed as a party to such action.
From and after the Distribution Time, the 3M Group will direct the defense or prosecution of any actions that constitute the excluded liabilities, excluded assets or other action as set forth in the Separation Agreement. If such aforementioned action names a member of the SpinCo Group, 3M will use commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such action.
From and after the Distribution Time, in the event that one or more members of the SpinCo Group or 3M Group is named in an action, each of Garden SpinCo and 3M will be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests. Garden SpinCo and 3M will consult in good faith with each other regarding the management of the defense of such action.
From and after the Distribution Time, any action that constitutes a Mixed Action (as defined in the Separation Agreement) will be managed by the party with the greater financial exposure with respect thereto, as determined in good faith by 3M and Garden SpinCo. 3M and Garden SpinCo will reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for 3M, Garden SpinCo or their respective affiliates any attorney-client privileges, joint defense or other privilege with respect to Mixed Actions.
Term and Termination
The Separation Agreement terminates if, at any time before the Distribution, the Merger Agreement is terminated. After the Distribution, the Separation Agreement may only be terminated by written agreement among Garden SpinCo, Neogen and 3M.
Asset Purchase Agreement
In connection with the Transactions, 3M and Neogen entered into an Asset Purchase Agreement, which provides for the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M, which we refer to as local 3M sellers, to certain subsidiaries of Neogen, which we refer to as local

Neogen buyers, for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution. We refer to these transactions as the local asset sales. The following summary of the Asset Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Transfer of Assets and Assumption of Liabilities
The scope of the assets to be transferred or assigned to, and the liabilities to be assumed by, the local Neogen buyers under the Asset Purchase Agreement is generally consistent with the scope of the assets to be assigned or transferred to, and the liabilities to be assumed by, Garden SpinCo under the Separation Agreement. See “—The Separation Agreement—Transfer of Assets and Assumption of Liabilities.” This includes, among other things, intellectual property assets, tangible property and contracts related to the Food Safety Business in various jurisdictions around the world, and the liabilities to be assumed include liabilities related to such locally conveyed assets. These assets and liabilities, which are reflected in the historical combined financial information of the Food Safety Business and unaudited pro forma financial information included in this prospectus, have historically formed part of and have been historically managed and operated by the Food Safety Business. 3M and Neogen have agreed to work together in good faith to identify the applicable local 3M sellers and local Neogen buyers prior to the Closing in a manner that is consistent with the Separation Step Plan.
Under the Asset Purchase Agreement, the local asset sales will be completed on the Closing Date immediately following the effective time of the Merger, subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Neogen and 3M) of the following conditions:
•
the Reorganization and the Distribution and the other transactions contemplated by the Separation Agreement to occur prior to the Distribution having been consummated in accordance with the Separation Agreement in all material respects;

•	the Merger having been consummated; and
•
no governmental authority of competent jurisdiction having enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transactions contemplated by the Asset Purchase Agreement.

As a result, the transactions contemplated by the Asset Purchase Agreement will only occur if the Distribution and the Merger occur, and will not otherwise occur.
The parties have agreed to enter into any separate conveyancing and transfer documents that may be required to give effect to the local asset sales under local law.
Purchase Price
The aggregate consideration allocated to the local asset sales will be an amount in cash equal to $181,618,400. The purchase price will be paid directly by or on behalf of Neogen to 3M (in each case, as an agent for the applicable local Neogen buyer or local 3M seller), unless the local law in any local 3M seller’s jurisdiction of organization otherwise requires, or Neogen and 3M otherwise determine it is desirable for local tax or regulatory purposes to have, the purchase price for any of the applicable assets be separately paid directly to a local 3M seller.
Works Councils
The Asset Purchase Agreement contains provisions with respect to the offer to purchase assets and assume liabilities from local 3M sellers in France, Belgium and the Netherlands, where works councils of 3M and/or its subsidiaries are required to be informed or consulted. The required information and consultation processes have been completed, and relevant subsidiaries of 3M have delivered to Neogen acceptance notices in respect of the offers to purchase assets and assume liabilities from the local 3M sellers in these jurisdictions. As a result, the transfer of these local assets is expected to occur at the Closing, subject to the terms and conditions set forth in the Asset Purchase Agreement.
Termination
The Asset Purchase Agreement will automatically terminate upon the termination of either the Separation Agreement or the Merger Agreement and may be terminated by mutual agreement of Neogen and 3M.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION AND THE MERGER
Employee Matters Agreement
On December 13, 2021, 3M, Garden SpinCo and Neogen entered into an Employee Matters Agreement, which governs the allocation among the parties of certain assets, liabilities and responsibilities with respect to certain employee compensation, pension and benefit plans, programs and arrangements and certain employment matters. The following summary of the Employee Matters Agreement is not complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Transfer of SpinCo Employees
Subject to certain exceptions, no later than immediately prior to the Distribution Time, 3M will cause each SpinCo Employee (as defined below) other than SpinCo Leave Employees (as defined in the Employee Matters Agreement) to be employed by a member of the SpinCo Group and for employees of 3M or any of its subsidiaries (other than SpinCo Employees) to be employed by a member of the 3M Group. For each SpinCo Employee employed in a jurisdiction where there is no member of the SpinCo Group authorized to provide employment as of immediately prior to the Distribution Time, Neogen will either accept the automatic transfer of employment of such SpinCo Employee (if such employment automatically transfers by operation of law) or, if there is no automatic transfer of employment, Neogen has agreed to provide a written offer of employment to such employee. For any jurisdiction in which there is a SpinCo Employee but no member of the SpinCo Group, including Neogen or any of its subsidiaries, to employ such SpinCo Employee immediately following Closing, Neogen will cause any such SpinCo Employees to be employed through the use of a professional employer organization, or by an entity established by Neogen in certain jurisdictions. Such professional employer organization or newly established entity will provide a written offer of employment to such employee.
The term “SpinCo Employee” means each individual who, immediately prior to the Distribution Date, is classified by 3M as an employee and that 3M determines in good faith is expected to provide at least fifty percent (50%) of his or her services to the 3M Group and the SpinCo Group in connection with the operation of the Food Safety Business (including any such individual who is not actively working as of the Distribution Date as a result of an illness, injury, short-term or long-term disability, vacation, or leave of absence), excluding certain individuals identified by Neogen as “Excluded Employees” (up to 30 individuals) and any “Co-located Manufacturing Employees” (i.e., hourly maintenance, warehouse or production employees working in a non-transferring facility of 3M or any of its subsidiaries). In addition, 3M has agreed to consider in good faith and discuss with Neogen including as a SpinCo Employee certain individuals who immediately prior to the Distribution Date provide fifty percent (50%) or less of their services to the 3M Group and the SpinCo Group in connection with the operation of the Food Safety Business but who Neogen identifies as individuals to be designated as SpinCo Employees based on their roles or importance to the operations of the Food Safety Business.
If any SpinCo Leave Employee is able to return to work within one year following the Closing, Neogen (or one of its subsidiaries) has agreed to provide a written offer of employment to such employee as of the date such SpinCo Leave Employee is released to return to work (or such earlier date as required by applicable law or collective bargaining agreement).
The written offers required to be provided to applicable employees under the Employee Matters Agreement will generally provide for compensation and benefits on terms that are consistent with those described in “Treatment of Compensation and Benefit Arrangements; Terms of Employment” below.
General Allocation of Liabilities
Generally, Garden SpinCo will be responsible for the following liabilities: (1) all liabilities to the extent relating to, arising out of or resulting from the employment or termination of employment of SpinCo Employees or other individual service providers at and after the Distribution Time, (2) all liabilities that automatically transfer to Neogen or any of its subsidiaries or any members of the SpinCo Group pursuant to applicable law, and (3) all other liabilities to the extent expressly assumed or retained by, or assigned or allocated to, Neogen or any of its subsidiaries or any member of the SpinCo Group under the Employee Matters Agreement.

Generally, 3M will be responsible for the following liabilities (1) all liabilities relating to, arising out of or resulting from the employment, service or termination of employment or service of current or former 3M employees or other service providers (other than SpinCo Employees) whenever incurred, (2) all liabilities relating to, arising out of or resulting from the employment or service or termination of employment or service of SpinCo Employees arising before the Distribution Time, (3) all liabilities under each Benefit Plan (as defined in the Merger Agreement) that is or has been maintained, sponsored, contributed to or entered into by 3M or any of its affiliates for the benefit of any of their respective current or former employees or other individual service providers, whenever incurred, other than liabilities that automatically transfer to Neogen or any member of the SpinCo Group pursuant to applicable law, (4) the unpaid aggregate amount, as of immediately prior to the Distribution Time, of any payroll taxes that were deferred by 3M or its subsidiaries under the Coronavirus Aid, Relief, and Economic Security Act, and (5) all other liabilities expressly assumed or retained by, or assigned or allocated to a member of the 3M Group under the Employee Matters Agreement.
From and after the Closing, 3M and Neogen equally will share responsibility for all liabilities in relation to actual or threatened claims by SpinCo Employees of actual or constructive termination as a direct or indirect result of the consummation of the proposed Transactions, except that Neogen will bear 100% of such liabilities relating to noncompliant written offers or Neogen’s actions related to employment or termination of employment taken after Closing.
Garden SpinCo will reimburse the 3M Group for (1) 50% of the first $2.5 million of Excess Excluded Employees Severance Liabilities and (2) 100% of all Excess Excluded Employee Severance Liabilities in excess of $2.5 million. “Excess Excluded Employee Severance Liabilities” means the aggregate liabilities actually incurred by the 3M Group for severance pay and benefits and other similar obligations as a result of the termination of employment of the “Excluded Employees” on or within thirty (30) days following the Closing.
3M will indemnify Neogen and Garden SpinCo from all losses arising out of or relating to the failure by 3M or any of its affiliates to comply with any of their obligations pursuant to any applicable laws related to the automatic transfer of employees (including, without limitation, any obligation to inform and/or consult any labor organization). Neogen and Garden SpinCo will indemnify 3M from all losses arising out of or relating to the failure of Neogen or any of its affiliates to comply with any of their obligations pursuant to any applicable laws related to the automatic transfer of employees (including, without limitation, any obligation to inform and/or consult any labor organization).
To the extent required by applicable law or collective bargaining agreement, Garden SpinCo or Neogen will recognize each collective bargaining or other labor representative then representing any SpinCo Employee and assume each collective bargaining agreement or other collective labor agreement covering any of the SpinCo Employees.
Treatment of Compensation and Benefit Arrangements; Terms of Employment
Except as required by a collective bargaining agreement or by law, for the one-year period following the Effective Time (as defined in the Merger Agreement), Neogen or Garden SpinCo will provide to each SpinCo Employee who remains employed by a member of the SpinCo Group or provides services to any member of the SpinCo Group as an employee of a professional employer organization (each, a “Continuing SpinCo Employee”) with the following: (1) an annual salary or hourly wage rate, and target annual cash compensation opportunity (which is the sum of the employee’s annual salary or annualized hourly wages or fees (as applicable) plus the employee’s annualized target cash incentive compensation opportunities (excluding any transaction, retention or change in control bonuses), in each case equal to the greater of (A) the amount in effect for such employee immediately prior to the Closing or (B) any amount approved by 3M that has been communicated to such employee and is scheduled to become effective within three months post-Closing, (2) target annual equity incentive compensation opportunities that are not less, in the aggregate, than the aggregate amount of the target annual equity incentive compensation opportunities made available to such Continuing SpinCo Employee immediately prior to Closing (determined on the basis of target grant date value), provided that Neogen may substitute cash-based compensation with an equivalent grant date value, (3) (A) employee benefits (without regard to any transaction, retention or change in control bonuses) that are taken together as a whole, substantially comparable, or (B) a combination of employee benefits and cash compensation (beyond that required by (1) and (2)) that is, taken together as a whole, substantially comparable, provided, that if applicable law requires a greater level of benefits, Neogen or Garden SpinCo will provide such higher level, and (4) advancement or reimbursement of reasonable relocation expenses incurred in connection with the relocation of any Continuing SpinCo Employee’s primary work location by more than 50 miles from his or her primary work location immediately prior to Closing.
Neogen and Garden SpinCo will generally provide each Continuing SpinCo Employee with credit for such employee’s prior service with any member of the 3M Group for all purposes, including for purposes of eligibility and vesting (excluding for purposes of benefit accruals under defined benefit pension plans and retiree medical or life insurance benefits) to the extent such credit would not result in the duplication of benefits. Additionally, from and after the Closing, Neogen or Garden SpinCo will use commercially reasonable efforts to (i) waive all limitations as to preexisting condition exclusions or requirements with respect to participation and coverage requirements applicable to Continuing SpinCo Employees under benefit plans sponsored by the SpinCo Group or Neogen, to the same extent that such conditions were satisfied or waived under an analogous 3M Benefit Plan, (ii) provide each Continuing SpinCo Employee with credit for any expenses incurred for purposes of calculating any deductibles, copayments, benefit limitations or similar provisions paid during the then-current plan year under any such plans, and (iii) waive any health eligibility or medical examination requirements under the Neogen Benefit Plans to the same extent waived or satisfied under the analogous 3M or Garden SpinCo Benefit Plans.
Continuing SpinCo Employees will be eligible to participate immediately in corresponding Neogen Benefit Plans in which such SpinCo Employee is eligible to participate as of immediately prior to the Closing.
Neogen will permit a rollover of the Continuing SpinCo Employees’ accounts (including any outstanding plan loans) from 3M’s 401(k) plan to Neogen’s 401(k) plan.
SpinCo Participation in 3M Benefit Plans
Effective as of the Distribution Time each SpinCo Employee will cease to participate in 3M or Garden SpinCo Benefit Plans (other than any such plan that is required to be transferred to the SpinCo Group by operation of law) and will cease to accrue further benefits and be active participants in 3M or Garden SpinCo Benefit Plans (other than any such plan that is required to be transferred to the SpinCo Group by operation of law).
Treatment of 3M Equity Awards and Cash Based Long-Term Incentive Awards
The Employee Matters Agreement provides for the treatment of the portion of any 3M Option Awards, 3M RSU Awards, 3M SAR Awards and 3M LTI Cash Awards, in each case that (i) are held by Continuing SpinCo Employees (as defined above), (ii) are outstanding and unvested as of immediately prior to the Distribution Time, and (iii) would otherwise be forfeited by the applicable Continuing SpinCo Employee under the terms and conditions of the applicable 3M Equity LTI Plan or the 3M Cash LTI Plan and the award agreements thereunder as a result of the Continuing SpinCo Employee ceasing to be employed by 3M or one of its subsidiaries in connection with the Transactions. We refer to the applicable portion of such awards as the “Assumed Portion.” The determination of the Assumed Portion will be made after taking into account any vesting that occurs, or that a holder may be eligible to receive, (i) by reason of certain special “retirement” vesting continuation benefits under the applicable 3M Equity LTI Plan or the 3M Cash LTI Plan and the individual’s award agreement and (ii) with respect to annual equity grants in the form of 3M RSU Awards, after taking into account the pro rata (based on grant date anniversaries) accelerated or continued vesting of such awards offered by 3M.
As explained further below, only the Assumed Portion of such 3M equity awards and 3M LTI Cash Awards will be assumed by Neogen and converted into Neogen awards, generally with comparable value and certain comparable terms. In order to maintain comparable value, the number of shares of Neogen common stock underlying such converted awards will generally be determined, as described below, by multiplying the number of shares of 3M common stock underlying the Assumed Portion of the applicable 3M equity award by a ratio obtained by the Equity Award Exchange Ratio. The Equity Award Exchange Ratio also will be applied to the exercise price of the Assumed Portion of 3M Option Awards and the base price of the Assumed Portion of the 3M SAR Awards.
All 3M equity awards and 3M LTI Cash Awards other than the Assumed Portion will remain 3M equity-based or cash-based awards on their existing terms. The Closing will not result in a “change in control” for purposes of 3M equity-based awards or 3M cash-based awards.

Treatment of Unvested 3M Stock Options and Stock Appreciation Rights
The Assumed Portion of each 3M Option Award and each 3M SAR Award, if any, will be assumed by Neogen and converted into an option or stock appreciation right, as applicable (i) covering a number of shares of Neogen common stock (rounded down to the nearest whole share) equal to the product determined by multiplying (A) the total number of shares of 3M common stock covered by the Assumed Portion of the award by (B) the Equity Award Exchange Ratio, (ii) having a per share exercise or base price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the per share exercise or base price, as applicable, of such award, by (B) the Equity Award Exchange Ratio and (iii) otherwise having the same vesting schedule, exercise periods, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions) and amendment provisions as the corresponding Assumed Portion of such 3M Option Award or 3M SAR Award.
Treatment of Unvested 3M Restricted Stock Units
The Assumed Portion of each 3M RSU Award will be assumed by Neogen and converted into a restricted stock unit award (i) covering a number of shares of Neogen common stock (rounded down to the nearest whole share) equal to the product determined by multiplying (A) the total number of shares of 3M common stock covered by the Assumed Portion of the award as of immediately prior to the Distribution Time by (B) the Equity Award Exchange Ratio, and (ii) otherwise having the same vesting schedule, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions), distribution provisions, and amendment provisions as the corresponding 3M RSU Award.
Treatment of Unvested 3M LTI Cash Awards and Cash-Based Long-Term Incentive Awards
The Assumed Portion of each 3M LTI Cash Award will be assumed by Neogen and converted into a cash award (i) covering a cash amount equal to the total cash amount covered by the Assumed Portion of such award as of immediately prior to the Distribution Time, and (ii) otherwise having the same vesting schedule, treatment on termination of employment provisions (including continued or accelerated vesting provisions and forfeiture provisions), payment provisions and amendment provisions as the corresponding 3M LTI Cash Award.
The Neogen awards granted as a result of the treatment of 3M equity awards and cash awards described above will fully vest if a SpinCo Employee’s employment is terminated by Neogen or any of its subsidiaries without “cause” (other than due to death or disability) during the 24-month period immediately following the Distribution.
Tax Matters Agreement
In connection with the Closing, Garden SpinCo, 3M and Neogen will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the retention of records, the control of audits and other tax proceedings and other matters regarding taxes, including cooperation and information sharing with respect to tax matters. The following summary of the Tax Matters Agreement is not complete and is qualified in its entirety by reference to the full text of the Tax Matters Agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Allocation of Taxes
In general, under the Tax Matters Agreement, 3M will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) required to be reported on any joint return of 3M and Garden SpinCo, any return of or including any member of the 3M Group that does not include any member of the SpinCo Group, and any return of or including any member of the SpinCo Group that does not include any member of the 3M Group for the Pre-Distribution Period (as defined in the Tax Matters Agreement). Garden SpinCo will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) required to be reported on any return of or including any member of the SpinCo Group that does not include any member of the 3M Group with respect to the Post-Distribution Period (as defined in the Tax Matters Agreement). Neogen and Garden SpinCo will be responsible for any Transaction Transfer Taxes (as defined in the Tax Matters Agreement). None of the parties’ obligations under the Tax Matters Agreement will be limited in amount or subject to a cap.

Indemnification Obligations
The Tax Matters Agreement generally provides for indemnification obligations between Garden SpinCo and Neogen, on the one hand, and 3M, on the other hand. In particular, Garden SpinCo and Neogen must indemnify 3M for (i) all taxes for which Garden SpinCo is responsible as described above, (ii) all taxes resulting from the loss of the Tax-Free Status of any of the Tax-Free Transactions (each as defined in the Tax Matters Agreement) (other than the Merger) where such loss of the Tax-Free Status is caused by (1) any act or failure to act by Garden SpinCo or any member of the SpinCo Group (after the Distribution Date) or Neogen or any member of the Neogen Group, (2) any breach by Garden SpinCo (after the Distribution Date) or Neogen of any of their representations or covenants under the Transaction Documents or any breach by any member of the SpinCo Group (after the Distribution Date) or any member of the Neogen Group of any of their representations or agreements under the Tax Matters Agreement, (3) the acquisition following the Merger of Neogen or Garden SpinCo stock, stock of certain Garden SpinCo subsidiaries, or the assets of the SpinCo Group or (4) any negotiations, understandings, agreements or arrangements by Neogen or any member of the Neogen Group or Garden SpinCo or any member of the Garden SpinCo Group (after the Merger) that cause any of the Distributions (as defined in the Tax Matters Agreement) to be treated as part of a plan pursuant to one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Neogen, Garden SpinCo or certain subsidiaries of Garden SpinCo and (iii) any costs and expenses (including reasonable legal and accounting fees and expenses) related to the foregoing; except, in each case, to the extent the foregoing is attributable to actions taken by any member of the Neogen Group or SpinCo Group that are required by (or, in the case of repayments or guarantees of indebtedness of any member of the SpinCo Group, permitted by) any Transaction Document. For the avoidance of doubt, Garden SpinCo and Neogen will be subject to the foregoing indemnification obligations if the loss of the Tax-Free Status of any of the Tax-Free Transactions other than the Merger is caused by the loss of Tax-Free Status of the Merger.
In addition, 3M must indemnify Garden SpinCo and Neogen for (i) all taxes for which 3M is responsible as described above, (ii) all taxes resulting from the loss of the Tax-Free Status of any of the Tax-Free Transactions (other than the Merger) where such loss of the Tax-Free Status is caused by (1) any act or failure to act by any member of the 3M Group, (2) any breach by 3M of any of its representations or covenants under the Transaction Documents or any breach by any member of the 3M Group of any of its representations or agreements under the Tax Matters Agreement, (3) the acquisition following the Merger of 3M stock or the assets of the 3M Group, (4) any negotiations, understandings, agreements or arrangements by any member of the 3M Group that cause any of the Distributions to be treated as part of a plan pursuant to one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of 3M or (5) any Brazilian withholding tax arising out of the Transactions, (iii) any taxes (other than Transaction Transfer Taxes and taxes resulting from the failure of any of the Tax-Free Transactions (other than the Merger) to have Tax-Free Status) triggered by, or arising or otherwise incurred as a result of, the Transactions and (iv) any costs and expenses (including reasonable legal and accounting fees and expenses) related to the foregoing. For the avoidance of doubt, 3M will be subject to the foregoing indemnification obligations if the loss of the Tax-Free Status of any of the Tax-Free Transactions other than the Merger is caused by the loss of Tax-Free Status of the Merger. If the Tax-Free Transactions fail to qualify for Tax-Free Status, and the taxes resulting from such failure are indemnified or borne by 3M, Neogen will be required to pay 3M all or a portion of the value of certain tax savings resulting from certain tax basis increases, and 3M and Neogen will be required to negotiate in good faith a tax receivable agreement to govern such payments.
If Garden SpinCo and Neogen, on the one hand, and 3M, on the other hand, are both required to indemnify the other for certain tax-related losses, then they each shall be responsible for such tax-related losses according to relative fault.
Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions
3M and Garden SpinCo intend for the Contribution and Distribution, taken together, and certain internal restructuring transactions undertaken in the Separation, to qualify as generally tax-free to 3M and 3M’s stockholders under Sections 355 and 368(a)(1)(D) of the Code. 3M, Garden SpinCo, Neogen and Merger Sub intend for the Merger to qualify as tax-free to Garden SpinCo and Garden SpinCo’s stockholders under Section 368(a) of the Code.
3M expects to receive the Distribution Tax Opinions, a Merger Tax Opinion and the IRS Ruling, and Neogen expects to receive a Merger Tax Opinion. In connection with the foregoing opinions and the IRS Ruling,

Garden SpinCo, 3M, Neogen, and Merger Sub, as applicable, have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.
Garden SpinCo and Neogen also will agree to certain covenants that contain restrictions intended to preserve the intended tax treatment of the Transactions. Garden SpinCo or Neogen, as applicable, may take certain actions prohibited by these covenants only if Garden SpinCo or Neogen, as applicable, requests that 3M obtain, or requests and receives 3M’s prior written consent to obtain, an IRS ruling satisfactory to 3M in its reasonable discretion or provides 3M with an unqualified tax opinion satisfactory to 3M in its sole and absolute discretion, in each case, to the effect that such action would not jeopardize the intended tax treatment of the Transactions, unless 3M waives such requirement.
During the time period ending two years after the date of the Distribution these covenants will include specific restrictions providing that:
•	Garden SpinCo will continue the active conduct of its trade or business and the trade or business of certain Garden SpinCo subsidiaries;
•	Garden SpinCo will not voluntarily dissolve or liquidate or permit certain Garden SpinCo subsidiaries to voluntarily dissolve or liquidate;
•
Neogen and Garden SpinCo will not enter into any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of Garden SpinCo or Neogen (taking into account the stock acquired pursuant to the Merger);

•	Neogen and Garden SpinCo will not engage in certain mergers or consolidations;
•
Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to, sell, transfer or otherwise dispose of 30% or more of the gross assets of Garden SpinCo, such subsidiaries, the SpinCo Group or the active trade or business of Garden SpinCo or certain Garden SpinCo subsidiaries, subject to certain exceptions;

•	Neogen and Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to, redeem or repurchase stock or rights to acquire stock, unless certain requirements are met;
•
Neogen and Garden SpinCo will not, and will not permit certain Garden SpinCo subsidiaries to amend their certificates of incorporation (or other organizational documents) or take any other action affecting the voting rights of any stock or stock rights of Neogen or Garden SpinCo; or

•
Neogen and Garden SpinCo will not, and will not permit any member of the SpinCo Group or the Neogen Group to, take any other action that would, when combined with any other direct or indirect changes in ownership of Garden SpinCo and Neogen stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock representing 50% or more of the vote or value of Garden SpinCo or Neogen, or otherwise jeopardize the tax-free status of the Transactions.

In addition, during the time period ending three years after the date of the Distribution, Neogen also will be subject to specific restrictions relating to the SpinCo Business in Switzerland.
Additionally, none of Garden SpinCo, Neogen or any member of the SpinCo Group or the Neogen Group may:
•
take, or permit to be taken, any action that could reasonably be expected to jeopardize the qualification of the SpinCo Exchange Debt as a security under Section 361(a) of the Code (other than making any payment permitted or required by the terms of the SpinCo Exchange Debt);

•
within 90 days of the Distribution Date, refinance or repay (other than in the ordinary course of business) any third-party debt of any member of the SpinCo Group, except as required by the Transaction Documents; or

•	permit any portion of certain nonqualified preferred stock to cease to be outstanding, other than in accordance with its terms, or modify the terms of such stock.
As discussed above, Garden SpinCo and Neogen will generally agree to indemnify 3M and its affiliates against any and all tax-related liabilities incurred by them relating to the Separation, the Contribution and

Distribution, the Merger and certain other related transactions to the extent caused by any of the actions prohibited under the tax-related covenants described above. This indemnification will apply even if 3M has permitted Garden SpinCo or Neogen, as applicable, to take an action that would otherwise have been prohibited under the tax-related covenants described above.
Intellectual Property Cross-License Agreement
Upon the closing of the Merger, Garden SpinCo and 3M will enter into an intellectual property cross license agreement, which will set forth the terms and conditions under which Garden SpinCo and 3M each grant and receive licenses to use certain intellectual property owned or controlled by the granting party. Pursuant to the intellectual property cross license agreement, 3M and Garden SpinCo will each grant the other party and its subsidiaries non-exclusive licenses to certain patents, trade secrets and other intellectual property (excluding trademarks and domain names) used in the other party’s business as of the Separation or in the immediately preceding twelve (12) months. The parties’ respective licenses are limited to exploitation of the licensed intellectual property in the licensee’s field as well as certain other limitations, with Garden SpinCo’s license to certain 3M manufacturing trade secrets being further limited to uses that are consistent with the Garden SpinCo’s business’ uses as of the Separation or in the immediately preceding twelve (12) months.
Subject to certain limitations, the licenses under the intellectual property cross license agreement are generally sublicensable to the licensee’s affiliates and third parties in connection with the operation of the licensee’s business. The patent licenses and Garden SpinCo’s license to certain 3M manufacturing trade secrets are not sublicensable to third parties, however the patent licenses include “have made” rights and such 3M manufacturing trade secrets may be disclosed in connection with the manufacturing of products or services on behalf of Garden SpinCo for their first sale.
Each license with respect to any patents or copyrights will last for the life of the corresponding protection, while licenses to any other intellectual property rights are perpetual.
The intellectual property cross license agreement will not be assignable by either party without the other party’s consent. However, no consent is required for the assignment of a party’s rights or obligations under the agreement (in whole or in relevant part) in connection with a change of control of a party or the sale or other disposition of all or substantially all of the business or assets of a party or its affiliates to which the agreement relates. In the event of any such change of control, the licenses will not extend to the acquiring party’s or its affiliates’ products, services or business commercialized or conducted prior to the change of control. The summary of the form of Intellectual Property Cross-License Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Intellectual Property Cross-License Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Trademark Transitional License Agreement
Upon the closing of the Merger, 3M Innovative Properties Company, 3M, Garden SpinCo and Neogen will enter into a transitional trademark license agreement, which will set forth the terms and conditions under which Garden SpinCo, Neogen, and their respective affiliates will receive a transitional worldwide, royalty-free and non-exclusive license to continue using certain trademarks owned by 3M (including the “3M” trademark) and 3M Innovative Properties Company. The license will be limited to use solely in connection with the marketing, promotion, distribution and sale (or having sold) of existing inventory and similar products manufactured after the closing of the Merger by or on behalf of Garden SpinCo’s business in substantially the same manner as such products were manufactured as of the closing of the Merger. The license is non-sublicensable, although third parties may use the licensed trademarks solely in connection with the marketing, promotion, distribution and sale of the licensed products for the purpose of performing services for or on behalf of a licensee.
The transitional trademark license agreement terminates six months after the expiration or earlier termination of the Transition Distribution Services Agreement. Subject to certain limitations, 3M may terminate the transitional trademark license agreement in response to Neogen, Garden SpinCo, or their respective affiliates’ material breach of the license agreement if the breach remains uncured for 30 days, if the license is no longer permitted by applicable law, or upon the licensee’s insolvency or certain events related thereto.
The transitional trademark license agreement will be assignable by 3M or 3M Innovative Properties Company without the prior written consent of the licensees in connection with a sale, transfer or assignment of all or substantially all of the licensed trademarks. Neogen and Garden SpinCo may not assign the license agreement, or their rights or obligations thereunder, without the prior written consent of 3M. Upon a licensee’s change of control, the transitional trademark license agreement immediately terminates with respect to such licensee, unless otherwise consented to by 3M. The summary of the form of Trademark Transitional License Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Trademark Transitional License Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Clean-Trace™ Distribution Agreement
In connection with the Closing, 3M and Garden SpinCo will enter into a distribution agreement, which we refer to as the Clean-Trace™ Distribution Agreement, pursuant to which Garden SpinCo will manufacture, supply and sell to 3M, and 3M will distribute and resell, certain Clean-Trace™ consumable and equipment products. 3M will be a non-exclusive distributor and is permitted to distribute and resell products only for use in certain healthcare applications or to existing customers of 3M divisions (other than the Food Safety department) for use in other non-food safety applications. Under the Clean-Trace™ Distribution Agreement, 3M also will retain a fully paid up, worldwide license from Garden SpinCo to the Clean-Trace™ software for performance under the Distribution Agreement, subject to certain use limitations. The Clean-Trace™ Distribution Agreement will terminate two years following the date of the Closing, unless terminated earlier in accordance with its terms, except that the agreement will remain in effect with respect to any 3M customers to the extent that 3M has ongoing contractual obligations to those customers that existed as of the Closing. During the term of the agreement and subject to any negotiated exceptions, 3M will purchase the applicable products exclusively from Garden SpinCo. and will pay Garden SpinCo a monthly distributor fee based on the products sold each month. The fee will be determined as a fixed percentage of the weighted average sale price (as defined in the Clean-Trace Distribution Agreement) of each product sold under the agreement. During the first year of the agreement's term, the fixed percentage will be in the low teens, and thereafter the fixed percentage will be in the mid-single digits. 3M will be exclusively responsible for setting its own resale prices for any products. The summary of the form of Clean-Trace Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Clean-Trace Agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.
Real Estate License Agreement
In connection with the Closing, Neogen (or one of its subsidiaries) and 3M (or one of its subsidiaries) will enter into one or more Real Estate License Agreements, pursuant to which 3M (or its applicable subsidiary) will provide a license to Neogen (or its applicable subsidiary) so that certain employees may continue to use certain premises owned or leased by 3M for a limited period following the Closing while Neogen transitions the operations of the Food Safety Business. The Real Estate License Agreements will generally provide a non-exclusive license to Neogen (or its applicable subsidiary) for applicable employees to continue to use (i) certain employee cubicles, offices and work areas, which we refer to as employee work spaces, and/or (ii) certain technical, specialty and laboratory spaces, which we refer to as technical spaces, as well as access to and use of certain common areas and equipment locations. Neogen’s access to and use of the premises is limited to the continued operation of the Food Safety Business in a manner consistent with the past practices and normal operations of the Food Safety Business. Neogen will pay 3M a fixed amount per employee per month, which is inclusive of utility costs, depending on whether the employee uses technical spaces or only uses employee work spaces. Each Real Estate License Agreement will be co-terminus with the termination of the Transition Services Agreement, unless the agreement is earlier terminated by a party due to a material breach of the Real Estate License Agreement by the other party that is not cured within 30 days’ notice of the breach or by Neogen at its option upon 30 days’ notice.
The Transition Arrangements
Upon the Closing, 3M, Neogen and Garden SpinCo will enter into a Transition Services Agreement (the “TSA”), a Transition Distribution Services Agreement (the “TDSA”) and a Transition Contract Manufacturing Agreement (the “TCMA”) to facilitate the transition and integration of the Food Safety Business with and into Neogen, consistent with Neogen’s authority to set the strategic direction for, and make strategic decisions in respect of, the Food Safety Business after the Closing. We refer to the TSA, TDSA and TCMA, collectively, as the “Transition Arrangements.”

The Transition Arrangements will include customary mutual confidentiality and non-use provisions (subject to customary exceptions) that will apply to the parties’ respective access to one another’s confidential information in the course of performing and receiving services under the Transition Arrangements. The dispute resolution provisions will require the parties to first engage in good faith negotiation with respect to any disputes arising under such agreements.
The Transition Arrangements also will include force majeure provisions that suspend 3M’s obligations to perform in the event of certain events that are beyond the reasonable control of 3M (including events related to the COVID-19 pandemic) and that 3M could not reasonably have avoided. If 3M cannot perform under a Transition Arrangement for a period of 10 days due to a force majeure event, then Garden SpinCo will have the ability to terminate the affected services early. Garden SpinCo will not be required to pay for any services that it does not receive as a result of the occurrence of a force majeure event. The Transition Arrangements also will include other customary termination provisions that allow for termination of the applicable agreement (in whole or in part) under designated scenarios or by mutual written agreement of the parties.
The Transition Arrangements will provide for the establishment of a steering committee to promote open and efficient communication regarding the effective and coordinated performance of, and resolution of questions and issues related to, the Transition Arrangements. The steering committee will be made up of an agreed number of representatives appointed by each of 3M and Neogen. The Transition Arrangements also will provide Neogen the annual right to verify the accuracy of the amounts due and payable under the Transition Arrangements. Each of the Transition Arrangements will include negotiated indemnification provisions and limitations on liability. Subject to certain exceptions, the aggregate liability of each party under the Transition Arrangements is generally subject to an aggregate cap of $100,000,000.
While the provisions described above apply generally to each of the Transition Arrangements, the material provisions under each of the TSA, TDSA and TCMA are described below in greater detail. The summaries are qualified in their entirety by reference to the full text of the forms of the TSA, TDSA and TCMA, which are filed as exhibits to this registration statement and are incorporated by reference into this prospectus.
Transition Services Agreement
Upon the Closing, 3M and Neogen will enter into the TSA, which will set forth the terms and conditions upon which 3M will provide certain services to Neogen on a transitional basis following the Closing in connection with the operation of the Food Safety Business. Under the TSA, 3M will provide to Garden SpinCo certain transition services in the following principal functional areas: (i) accounting and finance services; (ii) information technology services; (iii) supply chain services; and (iv) IT systems access services. The TSA also will include a mechanism for Neogen to request and receive additional transition services that, among other requirements, (1) are not expressly identified as being “out-of-scope” and (2) were used in the conduct of the Food Safety Business within the 12-month period prior to the Closing. All transition services (including any additional services) will be in the nature of routine back office transition services and functions as opposed to commercial services (e.g., research and development, manufacturing, distribution). In general, 3M will be obligated to provide the transition services at times, quality and availability at least materially consistent with the operations of the Food Safety Business by 3M during the 12-month period prior to the Closing. 3M will be required to use commercially reasonable efforts to secure any third party consents and licenses necessary to provide the transition services.
The TSA will have an initial term of 18 months, with one potential extension of six months, for a potential total term of 24 months. Garden SpinCo will pay 3M a fixed monthly service fee for the transition services during the initial 18-month term which will increase during any 6-month extension term. Garden SpinCo also will pay for certain of 3M’s out-of-pocket expenses incurred in connection with the transition services, such as taxes. During the term of the TSA and TDSA, any amounts due and payable will be netted and payable under a single monthly settlement statement used by the parties to settle amounts payable under all of the Transition Arrangements, except in particular jurisdictions in which the parties agree to use separate local settlement statements.
Intellectual property created by or on behalf of 3M as a result of providing the transition services will be owned (i) by Neogen or Garden SpinCo to the extent it primarily relates to the Food Safety Business or is created specifically for the Food Safety Business, and (ii) otherwise by 3M.

Transition Distribution Services Agreement
Upon the Closing, 3M, Garden SpinCo and Neogen will enter into the TDSA, which will set forth the terms and conditions under which 3M will act as a limited, non-exclusive distributor of certain Garden SpinCo products in certain countries, in order to facilitate the integration of the Food Safety Business with Neogen as Garden SpinCo transitions off of 3M’s distribution channels. In general, 3M will be obligated to provide the transition distribution services with the same degree of care, skill and diligence used by the 3M in performing substantially similar activities for its own organization at the time such activities are performed, and the volume of activities to be provided allows for the reasonably anticipated growth of the Food Safety Business during the term of the TDSA. 3M will be required to use commercially reasonable efforts to secure any third party consents and licenses necessary to provide the transition distribution services.
Following the Closing, Neogen will sell to 3M certain finished goods inventory for distribution under the TDSA. During the term of the TDSA, Neogen also can sell certain additional products to 3M, and 3M will manufacture certain products under the TCMA, that will be distributed under the TDSA. Other than such inventory and products, 3M will be obligated to supply or provide any products to the extent the assets, facilities or employees of 3M were used in the supply or provision of such products in the one year period prior to the Closing, subject to limited exceptions. 3M will be obligated to maintain an aggregate finished goods inventory target of 30 days of product.
Garden SpinCo will make certain representations with respect to products made available to 3M other than products manufactured by 3M under the TCMA and the finished goods inventory existing at the Closing. If a covered product does not conform to such warranty, 3M’s sole remedy will be for Garden SpinCo to replace such product, correct the defect in the product or refund or reimburse 3M or the applicable customer for the product, at Garden SpinCo’s election.
During the term of the TDSA (including any six-month extension term), Garden SpinCo will pay 3M a fee calculated based on a fixed percentage of net sales (as defined in the TDSA) of products distributed, which will be determined monthly. The fixed percentage will be in the low single digits.
The TDSA will have an initial term of 18 months, with one potential extension of six months, for a potential total term of 24 months, subject to an obligation for 3M to use good faith efforts to perform any requested services necessary to transition the distribution activities to a successor distributor. Neogen and Garden SpinCo may, however, wind down their reliance on the TDSA by shifting distribution to Neogen’s own distribution channels during the term of the TDSA. The TDSA will automatically terminate upon the termination of the TSA. Upon the termination or expiration of the TDSA, Neogen will be required to purchase any remaining inventory from 3M at the gross book value for such inventory, subject to limited exceptions.
Transition Contract Manufacturing Agreement
Upon the Closing, 3M, Garden SpinCo and Neogen will enter into the TCMA, which will set forth the terms and conditions under which 3M will provide contract manufacturing services to Garden SpinCo for certain products, including manufacturing and selling to Garden SpinCo certain products that Garden SpinCo would not be able to source readily at Closing from an alternative provider or contract manufacturer. In general, 3M will be obligated to provide the contract manufacturing services with the same degree of care, skill and diligence used by 3M in performing such activities for the Food Safety Business during the one-year period prior to the Closing.
During the term of the TCMA, 3M will have the right to use production machines and related equipment that were transferred to Garden SpinCo pursuant to the Transactions that are located at a facility owned, leased, or operated by 3M or its subsidiaries in order to provide the contract manufacturing services, and, with Neogen’s prior consent, certain other purposes. 3M will be obligated to perform reasonable and ordinary maintenance and routine repairs to such machines and equipment at no cost to Neogen.
Under the TCMA, 3M will be required to manufacture products in accordance with applicable specifications, in conformance with all applicable laws governing manufacturing operations for the products, and free from defects in materials and workmanship. Neogen’s sole remedy with respect to any product that does not conform to the warranty set forth in the TCMA will be limited to either the replacement of the non-conforming product or a refund, at Neogen’s election. Neogen will have 30 days following its receipt of any product purchased under the TCMA (other than products purchased by Neogen for distribution by 3M under the TDSA) to provide notice of any defect if the defect would have been discoverable upon reasonable inspection.
Neogen will order products under the TCMA pursuant to demand plans or product forecasting, which will contemplate firm commitments for product forecasts in certain instances. Under the TCMA, the price of each product purchased by Neogen for distribution by 3M under the TDSA will be the cost of goods sold plus the applicable mark-up percentage set forth in the TCMA. The price of all other products supplied by 3M to Neogen under the TCMA will be equal to 3M’s then applicable calculation of the inventory unit cost of the product plus the applicable mark-up percentage and, if applicable, certain increases in the cost of raw materials used in the manufacture of such product. For all products, the applicable mark-up percentage will gradually escalate each year during the term of the TCMA. The TCMA also will include a potential adjustment for increases in manufacturing absorption costs that are due to changes to the percentage transfer volume of shipment which meet certain requirements.
The term of the TCMA will be on a product-by-product basis. The initial term for non-petrifilm products will be 18 months with one potential six month extension, for a potential total term of 24 months. The initial term for petrifilm products will be four years, with two potential extensions of six months each, for a potential total term of 5 years. Upon the termination or expiration of the TCMA, Neogen will be required to purchase from 3M all open purchase order commitments and the remaining inventory of all products and, at the gross book value, all raw materials and works-in-progress and any remaining inventory from 3M.
Debt Financing Arrangements
Overview
On December 13, 2021, in connection with the Merger Agreement and the Separation Agreement, Garden SpinCo entered into the Debt Commitment Letter, under which JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA (collectively, the “Commitment Parties”) committed to provide to Garden SpinCo up to $1.0 billion under a 364-day senior secured bridge facility (such facility, the “Bridge Facility”).
Garden SpinCo and Neogen expect the SpinCo Cash Payment from Garden SpinCo to 3M to be funded through the borrowing by Garden SpinCo of loans under the $650.0 million senior secured term loan facility pursuant to the Senior Secured Credit Agreement (the “Term Loan Facility”, and together with the Notes, the “Permanent Financing”). If any portion of the Permanent Financing is unavailable on or prior to the date of the SpinCo Cash Payment, the applicable portion of the SpinCo Cash Payment may instead be funded with proceeds from alternative financing.
Permanent Financing
Garden SpinCo and Neogen expect that, on or prior to the date of the SpinCo Cash Payment, Garden SpinCo will issue the Notes and/or borrow under the Term Loan Facility to finance the SpinCo Cash Payment and to otherwise fund the Transactions in lieu of the Bridge Facility and to pay fees and expenses related to the Transactions.
Senior Secured Credit Agreement
In connection with the Permanent Financing, on June 30, 2022, Garden SpinCo entered into the Senior Secured Credit Agreement. The Senior Secured Credit Agreement provides for a 5-year $650.0 million senior secured Term Loan Facility and a 5-year $150.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Senior Secured Credit Facilities”).
Borrowings under the Senior Secured Credit Facilities will bear interest at a rate equal to, at Garden SpinCo’s option, either (i) the term SOFR rate for the relevant interest period, plus a 0.10% credit spread adjustment, subject to a floor of 0.00% per annum, plus an applicable margin, or (ii) an alternate base rate, subject to a floor of 1.00% per annum, equal to the highest of (x) the rate of interest in effect as publicly announced by The Wall Street Journal as the prime rate, (y) the federal funds effective rate plus 0.50% and (z) the adjusted term SOFR rate for an interest period of one month plus 1.00%, in each case, plus an applicable margin. The applicable margin for loans under the Senior Secured Credit Facilities is (i) in the case of loans which bear interest on the term SOFR rate, 2.25%, and (ii) in the case of loans which bear interest at the alternate base rate, 1.25%, subject to certain step-ups or step-downs based on achievement of certain total leverage ratios. The Term Loan Facility will also accrue a ticking fee on the undrawn portion, if any, of the aggregate principal amount of the commitments thereunder during the period from and including September 1, 2022 until the initial funding date of the facility, at a rate per annum equal to 0.35%.
The Revolving Credit Facility will also be subject to the following fees: (i) commencing on the initial funding date of the facility, a commitment fee of 0.35% per annum with respect to the unused portion of the facility, subject to certain step-ups or step-downs based on achievement of certain total leverage ratios, (ii) a letter of credit fronting fee equal to 0.125% per annum (or such lesser amount as may be agreed in writing with the relevant issuing lender) on the aggregate face amount of each letter of credit outstanding and (iii) certain other customary fees and expenses.
Neogen and Garden SpinCo will be permitted to voluntarily prepay loans and/or reduce commitments under the Senior Secured Credit Facilities, in whole or in part, in certain minimum principal and/or commitment amounts with prior notice and subject to customary breakage provisions. The Term Loan Facility must be repaid with 100% of the net cash proceeds of certain asset sales, casualty and condemnation events and 100% of the net proceeds of the incurrence or issuance of prohibited indebtedness, in each case, subject to certain reinvestment rights and/or other exceptions. Mandatory prepayments are not required under the Revolving Credit Facility. The Term Loan Facility will amortize in equal quarterly installments in an amount equal to (i) in years 1 and 2, 2.5% of the original principal amount per annum, (ii) in years 3 and 4, 5.0% of the original principal amount per annum and (iii) only in year 5, 7.5% of the original principal amount per annum, with the remaining balance due at the final maturity.
Upon consummation of the Merger, the obligations under the Senior Secured Credit Facilities will be guaranteed by each existing and newly acquired or created wholly-owned restricted subsidiary of Neogen and Garden SpinCo, subject to certain exceptions. Upon consummation of the Merger, the obligations under the Senior Secured Credit Facilities will also be secured by a first-priority lien on substantially all of Neogen’s, Garden SpinCo’s, and each subsidiary guarantor’s tangible and intangible personal property, including the capital stock of each borrower’s and guarantor’s direct material restricted subsidiaries, subject to certain exceptions.
The Senior Secured Credit Agreement contains customary covenants that will become effective upon consummation of the Merger, including, but not limited to, restrictions on Neogen’s, Garden SpinCo’s and their restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make restricted payments (including dividends, investments, acquisitions and prepayments of certain junior indebtedness), enter into transactions with affiliates, sell assets or change their fiscal year or line of business. In addition, the Senior Secured Credit Agreement contains customary financial covenants that will require that Neogen maintain (i) a maximum total leverage ratio not in excess of 4.50 to 1.00 (subject to increase in certain circumstances, subject to certain conditions) and (ii) a minimum consolidated interest coverage ratio of not less than 2.50 to 1.00. The Senior Secured Credit Agreement also contains customary events of default.
Senior Unsecured Notes Issuance
On July 20, 2022, Garden SpinCo issued $350,000,000 in aggregate principal amount of 8.625% senior notes due 2030 (the Notes). The Notes were issued pursuant to an indenture by Garden SpinCo to 3M and then transferred and delivered by 3M to a selling securityholder pursuant to the Debt Exchange.
The Notes mature on July 20, 2030 and bear interest at a rate of 8.625% per annum, payable in cash on January 20 and July 20 of each year, beginning on January 20, 2023. The Notes are senior unsecured obligations of Garden SpinCo. Prior to the Distribution, the Notes are guaranteed on a senior unsecured basis by 3M. 3M’s guarantee will automatically, irrevocably and unconditionally terminate and 3M will automatically, irrevocably and unconditionally be released from all obligations thereunder upon consummation of the Distribution. Upon the effective time of the Merger, the Notes will be guaranteed on a senior unsecured basis by Neogen and each wholly-owned domestic subsidiary of Neogen that is a borrower or that guarantees the payment of any debt under the Senior Secured Credit Facilities or certain other debt of Garden SpinCo or any other guarantor.
If the Merger has not been completed on or before 11:59 p.m. New York time on March 13, 2023 (subject to any amendment of the outside date under the Merger Agreement), or if prior to such date, the parties have terminated the Merger Agreement or otherwise abandoned the Transactions, then Garden SpinCo will be required to redeem all of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest through, but excluding, the redemption date. In the event of certain change of control events, Garden SpinCo will be required to offer to repurchase the Notes at a purchase price of 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any, through, but excluding, the applicable repurchase date.
The Notes may be redeemed, in whole or in part, (i) at any time prior to July 20, 2027, at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus a customary make-whole premium, and (ii) at any time on or after July 20, 2027, at a fixed percentage of the principal amount, in each case, plus accrued and unpaid interest, if any, through, but excluding, the redemption date.
The indenture contains customary terms for high yield senior notes of this type, including covenants relating to debt incurrence, liens, restricted payments, assets sales and transactions with affiliates. The indenture also provides for customary events of default (subject, in certain cases, to customary grace periods), including nonpayment on the notes, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, failure to pay certain judgments over a specified threshold and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the trustee under the indenture or holders of at least 25% of the aggregate principal amount of all then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes of such series to be due and payable immediately.
The foregoing descriptions of the Senior Secured Credit Agreement and the Notes are qualified in their entirety by reference to the full text of the Senior Secured Credit Agreement and the indenture, which are filed as Exhibit 10.9 and Exhibit 10.10, respectively, to the registration statement of which this prospectus forms a part.
Bridge Facility
Pursuant to the Debt Commitment Letter, the Commitment Parties agreed to provide Garden SpinCo with a 364-day senior secured bridge loan facility of up to $1.0 billion. The proceeds of the Bridge Facility would have been available in a single draw to be used to pay (a) all or any portion of the SpinCo Cash Payment and to otherwise fund the Transactions in the event Garden SpinCo has been unable to obtain the Permanent Financing in the full amount described above and (b) related transaction fees and expenses.
In connection with Garden SpinCo’s entry into the Senior Secured Credit Agreement, on June 30, 2022 Garden SpinCo terminated $650.0 million in aggregate principal amount of the commitments under the Bridge Facility. On July 20, 2022, the remaining commitments under the Bridge Facility in the aggregate principal amount of $350.0 million were reduced on a dollar-for-dollar basis by the principal amount of the Notes.

DESCRIPTION OF CAPITAL STOCK OF NEOGEN BEFORE AND AFTER THE MERGER
The following description of the material terms of the capital stock of Neogen includes a summary of certain provisions of Neogen’s restated articles of incorporation, as amended, which we refer to as Neogen’s articles of incorporation, and Neogen’s amended and restated bylaws, which we refer to as Neogen’s bylaws, including certain changes to the terms of Neogen’s articles of incorporation and Neogen’s bylaws that are contemplated in connection with the Transactions as a result of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, as well as certain provisions of the MBCA.
The following description does not purport to be complete and is qualified in its entirety by reference to the full text of (i) Neogen’s articles of incorporation and Neogen’s bylaws, (ii) the Neogen charter amendment and the Neogen bylaw amendment, and (iii) the provisions of the MBCA. For more information on where copies of Neogen’s articles of incorporation and Neogen’s bylaws may be obtained see “Where You Can Find More Information.” For more information on the Neogen Charter Amendment Proposal and Neogen Bylaw Board Size Proposal, see “The Transactions—Neogen’s Shareholders’ Meeting.”
Authorized Capital Stock of Neogen
The total authorized capital stock of Neogen consists of 240,000,000 shares of common stock, par value $0.16 per share, and 100,000 shares of preferred stock, par value $1.00 per share, which we refer to as Neogen preferred stock. Following the Neogen charter amendment, if approved, the total authorized capital stock of Neogen will consist of 315,000,000 shares of Neogen common stock and 100,000 shares of Neogen preferred stock.
Common Stock
Each record holder of Neogen common stock is entitled to one vote for each share of Neogen common stock held of record on all matters to be voted upon by Neogen shareholders, subject to any special voting rights of any outstanding shares of Neogen preferred stock. Unless a greater vote is required in Neogen’s articles of incorporation or the MBCA, if a quorum is present at any meeting of Neogen shareholders, any action to be taken by a vote of Neogen shareholders (other than the election of directors) will be authorized by the affirmative vote of a majority of the votes cast by Neogen shareholders entitled to vote on the matter. Directors are elected by a plurality of the votes cast at an election. Holders of Neogen common stock are not entitled to cumulative voting of their shares in elections of directors.
Subject to any preferential rights of any outstanding Neogen preferred stock, holders of Neogen common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Neogen board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Neogen, holders of Neogen common stock would be entitled to share ratably in the distribution of any assets remaining available for distribution after the payment in full of any preferential rights of any outstanding preferred stock.
Holders of Neogen common stock have no preemptive or conversion rights or other rights to subscribe for any Neogen securities, and there are no redemption or sinking fund provisions applicable to the Neogen common stock. The rights, preferences and privileges of the holders of Neogen common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Neogen may designate and issue in the future.
Preferred Stock
Neogen’s articles of incorporation authorize the Neogen board, without further action by Neogen’s shareholders, to issue shares of preferred stock in one or more series and to fix by resolution in accordance with the MBCA the number of shares constituting any such series as well as the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, voting rights, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock.
The authority of the Neogen board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Neogen through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. The Neogen board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power or other rights of the holders of Neogen common stock. Immediately following the Merger, no shares of Neogen preferred stock are expected to be issued and outstanding.
Anti-Takeover Effects of Neogen’s Articles of Incorporation and Neogen’s Bylaws and Certain Provisions of Michigan Law
Certain provisions of Neogen’s articles of incorporation and/or Neogen’s bylaws, as well as certain provisions of the MBCA, may discourage transactions that might lead to a change in control of Neogen, make it more difficult to acquire Neogen by means of a merger, tender offer, or other transaction, or otherwise make it more difficult to acquire control of Neogen by means of a proxy contest or to remove incumbent officers and directors. Neogen believes that the benefits of these protections, which may discourage certain types of coercive takeover practices and takeover bids that the Neogen board may consider inadequate, give Neogen the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Neogen and outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Classified Board. The Neogen board is divided into three approximately equal classes (Class I, Class II and Class III), with directors in each class being elected to serve a three-year term. If the number of directors on the Neogen board is changed, the increase or decrease in the number of directors is apportioned so that the classes remain as nearly equal in number as possible. As a result, the entire Neogen board is not up for election at any annual meeting of Neogen shareholders, and it would take at least two elections of directors for any individual or group to gain control of the Neogen board, which could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Neogen.
Removal of Directors. Neogen’s bylaws provide that Neogen shareholders may only remove a director for cause. Removal requires the affirmative vote of holders of a majority of the shares of Neogen capital stock entitled to vote at an election of directors.
Size of Board and Vacancies. Neogen’s articles of incorporation and Neogen’s bylaws provide that the number of directors on the Neogen board will not be less than five nor more than nine, with the exact number of directors to be fixed by the Neogen board. In connection with the Merger, the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal, if approved, will increase the maximum number of directors that may serve on the Neogen board so that the number of directors on the Neogen board cannot exceed eleven. Any vacancies occurring on the Neogen board, including any vacancy resulting from an increase in the authorized number of directors or the death, resignation, retirement or removal of any director, may be filled by a majority of the Neogen board. Any director appointed to fill a vacancy on the Neogen board will be appointed to, and for the full remaining term of, the class in which the vacancy occurs or was created, and until his or her successor is elected and qualified.
Special Shareholder Meetings. Neogen’s bylaws provide that only the President, a majority of the Neogen board or shareholders holding at least 50% of the outstanding shares of Neogen common stock may call special meetings of Neogen shareholders.
Shareholder Action by Written Consent. Neogen’s articles of incorporation provide that Neogen shareholders may only act by unanimous written consent. In addition, if any Neogen shareholders are entitled to notice of (but not to vote or consent to) any action, those Neogen shareholders must also waive any rights to dissent from the action that is the subject of the written consent.
Requirements for Advance Notification of Shareholder Nominations and Proposals. Neogen’s bylaws establish advance notice procedures with respect to shareholder proposals and shareholder nominations of candidates for election as directors at an annual meeting of shareholders. In addition, shareholders may only nominate candidates for election to the Neogen board at a special meeting of shareholders if the Neogen board has determined that directors will be elected at the special meeting and certain notice procedures and information requirements are followed.
No Cumulative Voting. The MBCA provides that shareholders of a Michigan corporation do not have the right to cumulate their votes in the election of directors unless the company’s articles of incorporation provide otherwise. Neogen’s articles of incorporation do not provide for cumulative voting.

Michigan Fair Price Statute. Neogen is subject to the provisions contained in Sections 780 to 784 of the MBCA, which contain Michigan’s fair price statute. In general, these sections of the MBCA provide that, in addition to any other vote required by the MBCA or a company’s articles of incorporation, a Michigan corporation subject to the statute cannot engage in any business combination with an interested shareholder (generally, a beneficial owner of 10% or more of the voting power of the corporation), unless:
•	the board of directors issues an advisory statement in favor of the business combination; and
•
the business combination is approved by at least (i) 90% of the votes of each class of stock that is entitled to vote and (ii) two-thirds of the votes of each class of stock entitled to vote, excluding any shares that are beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder.

This shareholder approval requirement does not apply if (i) the Neogen board approves or exempts the transaction with a particular interested shareholder from such requirements prior to the time the person became an interested shareholder or (ii) certain minimum price and specified fairness conditions are satisfied, and the person involved in the business combination has been an interested shareholder for at least 5 years.
Michigan’s fair price statute may have the effect of delaying or discouraging a person who would be an interested shareholder from effecting various business combinations with Neogen and may encourage persons interested in acquiring Neogen to negotiate in advance with the Neogen board. It is possible that these provisions could make it more difficult to accomplish transactions which Neogen’s shareholders may otherwise deem to be in their best interests.
Amendments to Articles of Incorporation. Under the MBCA, subject to limited exceptions, the provisions of Neogen’s articles of incorporation may only be amended by the affirmative vote of a majority of the outstanding shares of Neogen’s capital stock entitled to vote on the proposed amendment.
Amendments to Bylaws. Neogen’s bylaws provide that the bylaws may be amended only by the affirmative vote of a majority of the outstanding shares of each class of stock entitled to vote. Under the Merger Agreement, Neogen is permitted to seek approval from its shareholders at the Neogen Special Meeting of an amendment to its bylaws that would allow the Neogen board to make amendments to Neogen’s bylaws without obtaining shareholder approval.
Authorized but Unissued and Undesignated Preferred Stock. The Neogen board is authorized to issue preferred stock in one or more series and to determine the terms of Neogen’s preferred stock without shareholder approval (unless required by applicable law or the rules of any stock exchange on which Neogen’s securities are listed or traded). The terms of a series of preferred stock could impede the completion of a merger, tender offer or other takeover attempt, or otherwise discourage attempts by third parties to obtain control of Neogen, including by making such attempts more difficult or costly. For example, the Neogen board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Nasdaq Listing
The Neogen common stock trades on Nasdaq under the ticker symbol “NEOG.”
Limitation of Liability of Directors; Indemnification of Directors and Officers
Neogen’s articles of incorporation provide that a Neogen director will not be liable to Neogen or its shareholders for monetary damages for any breach of the director’s fiduciary duty in connection with any action or omission on the part of the director, except for liability for (i) financial benefits to which the director was not entitled, (ii) intentional infliction of harm on Neogen or its shareholders, (iii) improper distributions or loans in violation of Section 551 of the MBCA or (iv) intentional criminal acts.
Neogen’s bylaws include provisions that require Neogen to indemnify its directors, officers and employees with respect to any liability arising out of such positions to the fullest extent allowable under the MBCA.
The limitation of liability and indemnification provisions in Neogen’s articles of incorporation and Neogen’s bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Neogen’s directors and officers, even though such an action, if successful, might otherwise benefit Neogen and its shareholders. However, these provisions do not limit or eliminate Neogen’s rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. Moreover, the provisions will not alter the liability of directors under the federal securities laws. Your investment may, however, be adversely affected to the extent that, in a class action or direct suit, Neogen pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Transfer Agent and Registrar
The transfer agent and registrar for Neogen common stock is American Stock Transfer & Trust Company. Neogen shareholders should contact Neogen’s transfer agent, at the address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their Neogen shares.
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

DESCRIPTION OF GARDEN SPINCO CAPITAL STOCK
The following description of the material terms of the capital stock of Garden SpinCo includes a summary of certain provisions of Garden SpinCo’s certificate of incorporation, which we refer to as the Garden SpinCo certificate of incorporation, and bylaws, which we refer to as the Garden SpinCo bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Garden SpinCo certificate of incorporation or Garden SpinCo bylaws. After the Merger, the Garden SpinCo certificate of incorporation and the Garden SpinCo bylaws will be amended pursuant to the Merger Agreement.
Garden SpinCo Common Stock
Garden SpinCo’s authorized capital structure consists of one class of common stock and no classes of preferred stock. All shares of Garden SpinCo common stock are identical with each other in every respect. Currently, there are 100 shares of common stock outstanding, all of which are held by the sole stockholder of Garden SpinCo, 3M. In connection with the Separation and the Merger, Garden SpinCo will issue a number of additional shares of Garden SpinCo common stock to 3M such that the total number of shares of common stock held by 3M is equal to the number of shares of Neogen common stock to be issued in the Merger. In the Distribution, 3M will distribute 100% of the shares of Garden SpinCo common stock to 3M stockholders through this Exchange Offer followed by, in the event this Exchange Offer is not fully subscribed, the Clean-Up Spin-Off. In this Exchange Offer, 3M will offer its stockholders the option to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock. In the event this Exchange Offer is not fully subscribed, 3M will distribute the remaining shares of Garden SpinCo common stock owned by 3M on a pro rata basis to 3M stockholders whose shares of 3M common stock remain outstanding after consummation of this Exchange Offer.
Following the effective time of the Merger, the Merger Exchange Agent will deliver evidence of issuance of shares of Neogen common stock in the Merger and cash in lieu of fractional share interests to the holders of 3M common stock who validly tendered their shares in this Exchange Offer and to the holders of record of 3M common stock for the Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed). If this Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M. 3M stockholders will not physically receive any certificated shares of Garden SpinCo common stock. For additional information, see the section titled “The Transactions—The Separation.”
General
Upon consummation of the Distribution, 3M shall effect the distribution of all of the outstanding shares of Garden SpinCo common stock to 3M stockholders. No holder of shares of Garden SpinCo common stock will be entitled to preemptive, redemption or conversion rights. Garden SpinCo’s certificate of incorporation will be amended to increase the total number of shares of stock which the Garden SpinCo has the authority to issue in this Exchange Offer, or, in the event this Exchange Offer is not fully subscribed, the Clean-Up Spin-Off.
Voting Rights
Generally, Garden SpinCo’s board of directors has broad powers to conduct Garden SpinCo’s business and affairs, except for matters expressly reserved under Garden SpinCo’s Certificate of Incorporation or Garden SpinCo’s Bylaws or under the DGCL to the stockholders for decision. 3M is currently the sole stockholder of Garden SpinCo. The stockholders of Garden SpinCo may approve a matter or take any action at a meeting or without a meeting by the written consent of the stockholders. Matters requiring consent of the stockholders include: electing and removing directors to the Garden SpinCo board of directors and amending the Garden SpinCo bylaws (which also may be amended by a majority vote of the Garden SpinCo board of directors).
Dividend and Distribution Rights
Dividends upon Garden SpinCo common stock, subject to the requirements of the DGCL and the provisions of the Garden SpinCo certificate of incorporation, if any, may be declared by the Garden SpinCo board of directors and may be paid in cash, in property, or in shares of Garden SpinCo’s capital stock.

Liquidation Rights
Under Section 281 of the DGCL, in the event of liquidation, dissolution or winding up of Garden SpinCo’s business, holders of shares of Garden SpinCo common stock will be entitled to receive, pro rata, all of Garden SpinCo’s remaining assets available for distribution, after satisfaction of all of Garden SpinCo’s debts and liabilities.
Trading Market
There currently is no trading market for Garden SpinCo common stock.
Garden SpinCo Certificate and Incorporation and Bylaws
Organization; Purpose
Garden SpinCo was formed on December 10, 2021, under the DGCL. Garden SpinCo is permitted to engage in any business, purpose or activity which a corporation formed under Delaware law may lawfully conduct.
Board of Directors
Garden SpinCo’s board of directors currently consists of three individuals. The presence of a majority of the directors then in office constitutes a quorum at any meeting of the board of directors, and all actions of the board of directors require the affirmative vote of the a majority of the directors present at any meeting at which there is a quorum.
Garden SpinCo’s board of directors shall be no fewer than one member, with the exact number of the board of directors to be determined from time to time by the board of directors. Each director shall be elected by the stockholders at the annual meeting of the stockholders and shall serve until the next annual meeting of the stockholders and until his or her successor has been duly elected and qualified. The stockholders may remove any director from the board of directors at any time, with or without cause.
Indemnification and Exculpation
The Garden SpinCo certificate of incorporation eliminates the personal liability of directors of Garden SpinCo, to the fullest extent permitted by the DGCL.
The Garden SpinCo bylaws require that Garden SpinCo indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Garden SpinCo), by reason of the fact that such person is or was a director, officer or employee of Garden SpinCo, or is or was a director or officer of Garden SpinCo serving at the request of Garden SpinCo as a director, officer or employee of another corporation, partnership, joint venture, trust or employee benefit plan, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Garden SpinCo, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction. or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Garden SpinCo, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
With respect to an action by or in the right of Garden SpinCo, the Garden SpinCo bylaws require Garden SpinCo to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Garden SpinCo to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Garden SpinCo, or is or was a director or officer of Garden SpinCo serving at the request of Garden SpinCo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or employee benefit plan, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Garden SpinCo; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Garden SpinCo unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Amendment of the Garden SpinCo Bylaws
The Garden SpinCo bylaws may be amended by the stockholders or the board of directors of Garden SpinCo.
Termination and Dissolution
Garden SpinCo’s existence is perpetual unless dissolved sooner upon a majority vote of the outstanding stock of Garden SpinCo entitled to vote under Section 275 of the DGCL.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS BEFORE AND AFTER THE TRANSACTIONS
Each of 3M and Garden SpinCo is a Delaware corporation and subject to the provisions of the DGCL. Neogen is a Michigan corporation and subject to the provisions of the MBCA. The rights of the holders of 3M common stock are governed by 3M’s amended and restated certificate of incorporation, which we refer to as the 3M certificate of incorporation, and 3M’s amended and restated bylaws, which we refer to as the 3M bylaws. The rights of the holders of Neogen common stock are governed by Neogen’s articles of incorporation, and Neogen’s bylaws.
The following description summarizes the material differences between the rights associated with 3M common stock and Neogen common stock that may affect 3M stockholders who receive shares of Neogen common stock in connection with the Separation and the Merger. Since Neogen shareholders will not receive additional shares of Neogen common stock in connection with the Merger, the rights of such shareholders with respect to their shares of Neogen common stock will not be impacted by the Merger, except as a result of the Neogen Charter Amendment Proposal and the Neogen Bylaw Board Size Proposal and the fact that their shares of Neogen common stock will represent an interest in Neogen that also reflects Neogen’s ownership and operation of the Food Safety Business. Although Neogen and 3M believe that this summary covers the material differences between the rights of the two groups of shareholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.
You are urged to read carefully the relevant provisions of the DGCL and the MBCA, as well as Neogen’s articles of incorporation, Neogen’s bylaws, the 3M certificate of incorporation and the 3M bylaws, copies of which have been filed with the SEC and are incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference.”
Comparison of Rights of Shareholders
Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders
Authorized Capital Stock
Under Neogen’s articles of incorporation, Neogen’s authorized capital stock consists of 240,000,000 shares of common stock, par value $0.16 per share, and 100,000 shares of preferred stock, par value $1.00 per share.

Following the Neogen charter amendment, which is a condition to the closing of the Merger, Neogen will have 315,000,000 shares of common stock authorized.
The authorized capital stock of 3M consists of 3,000,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, without par value.

Preferred Stock
Neogen’s articles of incorporation authorize the Neogen board, without further action by Neogen’s shareholders, to issue shares of preferred stock in one or more series and to fix by resolution the number of shares constituting any such series and the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, voting rights, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock.

3M’s amended and restated certificate of incorporation provides that the 3M board may authorize the issuance of one or more series of preferred stock for such consideration and with the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, as will be determined by the 3M board and fixed by resolution or resolutions adopted by the 3M board, which provide for the number of shares in each series.

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders
Dividends	Under Neogen’s bylaws and subject to Section 345 of the MBCA, the Neogen board may declare dividends from time to time out of any funds legally available therefor.
3M’s amended and restated certificate of incorporation provides that the 3M board is expressly authorized to set apart out of any funds of 3M available for dividends a reserve or reserves for any proper purpose and to abolish such reserve in the manner in which it was created.

Special Meetings of Stockholders
Under Neogen’s bylaws, special meetings of Neogen shareholders may be called only by the President, by a majority of the Neogen board, or by shareholders entitled to vote not less than an aggregate of fifty percent (50%) of the outstanding shares of any class of stock having the right to vote at such special meeting.

Nonetheless, under the MBCA, upon application of the holders of not less than ten percent (10%) of all the shares entitled to vote at a meeting, the circuit court of the county in which the principal place of business or registered office is located, for good cause shown, may order a special meeting of shareholders to be called and held.

3M’s amended and restated bylaws provide that special meetings of the stockholders for any purpose may be called at any time (i) by the 3M board; (ii) any of the following persons with the concurrence of a majority of the 3M board: the chairman of the board, the chief executive officer or the secretary; or (iii) upon written request to the secretary of one or more record holders of shares of stock of 3M representing in the aggregate not less than twenty-five (25%) of the total number of shares of stock entitled to vote on the matter or matters to be brought before the special meeting.

Special Meetings of the Board of Directors
Under Neogen’s bylaws, special meetings of the Neogen board may be called by the President, or by any member of the Neogen board, at any time by means of written or personal notice of the time and place thereof to each director.
3M’s amended and restated bylaws provide that special meetings of the 3M board may be held at any time whenever called by the chairman of the 3M board, if any, or by any two directors.

Quorum and Manner of Acting at Meetings of the Board
A majority of the directors of the Neogen board constitutes a quorum. The vote of a majority of the directors present at any meeting at which there is a quorum will be the act of the Neogen board, except as specifically provided under the MBCA.

3M’s amended and restated bylaws provide that a majority of directors will constitute a quorum for the transaction of business. The vote of a majority of the members present at any meeting at which a quorum is present, will be the act of the 3M board, except as may be otherwise specifically provided by statute or by the 3M amended and restated certificate of incorporation or amended and restated bylaws. If a quorum shall not be present at any meeting of the 3M board, the members present may adjourn the meeting from time to time until a quorum shall attend.

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders
Stockholder Action by Written Consent
Neogen’s articles of incorporation provide that any action required or permitted to be taken by Neogen shareholders at a meeting of shareholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by every shareholder entitled to vote on the matter. In addition, any other shareholder entitled to notice of the meeting (but not to vote thereat) has waived in writing any right to dissent from such action.

3M’s amended and restated certificate of incorporation prohibits action required to be taken or which may be taken at any annual or special meeting of stockholders from being taken without a meeting and specifically denies the power of stockholders to consent in writing without a meeting, to the taking of any action.

Advance Notice or Other Procedures for Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
Under Neogen’s bylaws, shareholders who wish to make a proposal or nominate directors at an annual meeting of shareholders must notify Neogen no later than the sixtieth (60th) day nor earlier than the ninetieth (90th) day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that an annual meeting is called for a date that is more than thirty (30) days before or more than sixty (60) days after such anniversary (or if Neogen has not previously held an annual meeting), then a shareholder’s notice must be delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or not later than the close of business on the later of the sixtheith (60th) day prior to such annual meeting or the 10th day following the day on which Neogen first publicly announced the meeting date in order to be timely.

If Neogen calls a special meeting of shareholders for the purpose of electing one or more directors to the Neogen board, a shareholder may nominate directors for election as specified in Neogen’s notice of meeting if such shareholder provides notice no earlier than the close of business on the ninetieth (90th) day prior to such special meeting and no later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which the date of the special meeting and the board’s nominees are first publicly announced.

3M’s amended and restated bylaws provide that stockholders who (i) are record holders on the date of the giving of the notice described below, on the applicable record date and on the date of the annual meeting, (ii) are entitled to vote at the meeting and (iii) complied with the notice procedures set forth in the bylaws. The procedures require timely notice in writing to 3M’s secretary and that any such proposed business must constitute a proper matter for stockholder action.

Such proposals and nominations (other than stockholder proposals included in the proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act) may only be made in accordance with the applicable provision of the bylaws.

To be timely, a stockholder’s notice shall be delivered to and received by the Secretary at the principal executive offices of 3M not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s definitive proxy statement filing date with respect to such year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders

the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by 3M). In addition, to be considered timely, a stockholder’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of 3M not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof.

Number of Directors and Composition of the Board of Directors
Neogen’s articles of incorporation and Neogen’s bylaws provide that the total number of Neogen directors will be not less than five (5) and no more than nine (9), the exact number of which shall be fixed from time to time by the Neogen board. Following the Neogen charter amendment and bylaws amendment, if approved and which are conditions to the closing of the merger, the maximum size of the board will be eleven (11) directors.

The Neogen board is divided into three classes with staggered three (3)-year terms. The three classes designated as Class I, Class II, and Class III are each required to be as nearly equal in number as possible.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws, unless the certificate of incorporation fixes the number of directors.

3M’s amended and restated bylaws and amended and restated certificate of incorporation provide that the 3M board will consist of such number of directors as may be fixed from time to time by resolution of the 3M board.

The 3M corporate governance guidelines state that the 3M board

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders

believes in having a substantial majority of “independent: directors on the 3M board. A director is “independent” if the 3M board affirmatively determines that the director has no material relationship with 3M directly or as a partner, a shareholder, or officer of an organization that has a relationship with 3M and otherwise meets the requirements for independent of the listing standards of the NYSE. The 3M corporate governance guidelines also require the audit, compensation nominating and governance and science, technology & sustainability committees of the 3M board to be comprised solely of independent directors.

There are currently thirteen (13) directors serving on the 3M board.

Voting Rights, Election of Directors
Under Neogen’s bylaws, Neogen shareholders are entitled to one vote per share of common stock on all matters duly submitted to shareholders for their vote. Voting rights with regards to any series of Neogen preferred stock will be as determined by the Neogen board for such series. Neogen directors will be elected by a plurality of the votes cast at any shareholders meeting at which directors are to be elected. The right to cumulate votes in the election of directors does not exist with respect to shares of Neogen common stock.

3M’s amended and restated bylaws and amended and restated certificate of incorporation provide that each holder of 3M common stock shall be entitled to one vote per share of common stock.

3M’s amended and restated certificate of incorporation provides that directors shall be elected annually and shall hold office for a term expiring at the next annual meeting of Stockholders and until their respective successors shall have been duly elected and qualified.

3M’s directors are elected by a majority of votes cast with respect to that director’s election (which means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election, (with abstentions and broker non-votes not counted as a vote cast either “for” or “against” that director’s election) at any meeting for the election of directors at which a quorum is present; provided that, if the number of nominees exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the votes cast.

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders
Removal of Directors
Neogen’s bylaws provide that a director or the entire board may be removed only for cause. Removal will require the affirmative vote of holders of a majority of the shares entitled to vote at an election of directors.

3M’s amended and restated certificate of incorporation provides that directors may be removed with or without cause.

3M’s amended and restated bylaws provide that any director may resign at any time upon written notice to the 3M board or to the chairman or to the secretary.

Vacancies on the Board of Directors	Neogen’s bylaws provide that any vacancy or newly created directorship on the Neogen board, however occurring, may be filled by a majority vote of the Neogen board.
3M’s amended and restated bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring in the 3M board resulting from death, resignation, retirement, removal, or any other reason shall be filled by the affirmative vote of a majority of the 3M board, although less than a quorum, then remaining in office and elected by the holders of the capital stock of 3M entitled to vote generally in the election of directors or, in the event that there is only one such director, by such sole remaining director

Chairman Positions
Under the MBCA, a chairman of the board of directors of a corporation may be appointed as prescribed in the corporation’s bylaws or as determined by the board.

Neogen’s bylaws do not contain any specific provisions relating to the appointment of a chairman.

James C. Borel, who is an independent director, is the current chairman of the Neogen board.

3M’s amended and restated bylaws provide that the chairman of the 3M board will preside at all meetings of the stockholders and the 3M board.

Michael Roman, the current Chief Executive Officer of 3M, is the chairman of the 3M board.

Limitation on Liability of Directors
As permitted by the MBCA, Neogen’s articles of incorporation provide that the directors of Neogen will not be personally liable to Neogen or its shareholders for monetary damages for breach of fiduciary duty as a director, except liability for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for a breach of fiduciary duty as a director, except for liability for (i) a director’s breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders
the shareholders; (iii) a violation of Section 551 of the MBCA; and (iv) an intentional criminal act.
misconduct or a knowing violation of law, (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

In accordance with the DGCL, 3M’s amended and restated certificate of incorporation provides that the liability of 3M directors shall be eliminated to the fullest extent permitted by the DGCL.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of 3M directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended.

Indemnification of Directors and Officers
Under the MBCA, a corporation must indemnify any director or officer who has been successful on the merits or otherwise in defense of an action, suit, or proceeding (or any claim, issue or matter in any action, suit or proceeding) brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation, against actual and reasonable expenses, including attorneys’ fees, incurred by him or her in connection therewith, as well as in any proceeding brought to enforce the corporation’s mandatory indemnification obligations.

The MBCA provides that a corporation may indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee,

Under the DGCL, a Delaware corporation must indemnify any present or former director and officer against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify any present and former director, officer, employee or agent, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders

employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

Neogen’s bylaws also provide that Neogen will indemnify its directors and officers for liabilities arising out of their positions to the fullest extent permitted by law.

unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

Under the DGCL, a corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent that the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

3M’s amended and restated bylaws provide that 3M will indemnify to the full extent authorized or permitted by law any person made or threatened to be made a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer, or employee of 3M or serves or served at the request of 3M any other enterprise as a director, officer, or employee. Expenses incurred by any such person in defending any such action, suit, or proceeding shall be paid or reimbursed by 3M promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by 3M. The amended and restated bylaws further provided

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders

that these indemnification rights shall be enforceable against 3M by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer, or employee. No amendment to the bylaws shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

3M’s amended and restated bylaws further provide that 3M may maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not 3M would have the power to indemnify him or her against such liability under the provisions of the bylaws.

Amendments to Certificate/Articles of Incorporation
The MBCA generally permits amendments to the articles of incorporation if those amendments are approved by the board of directors and adopted by the affirmative vote of a majority of the outstanding shares entitled to vote on the proposed amendment, unless the MBCA or the articles of incorporation require a higher voting requirement for any specific amendment.

Neogen’s articles of incorporation do not provide for any different approval requirements for amendment.

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

3M’s amended and restated certificate of incorporation provides that 3M reserves the right to amend the 3M amended and restated certificate of incorporation in any manner permitted by the DGCL, as amended from time to time.

Amendments to Bylaws	Neogen’s bylaws provide that the bylaws may be amended solely by the affirmative vote of a majority of the outstanding shares of each class of stock entitled to vote.
3M’s amended and restated bylaws provide that the 3M board will have the power to adopt, amend or repeal the 3M amended and restated bylaws. 3M’s stockholders will have the power to rescind, alter, amend or

Shareholder Right	Rights of Neogen Shareholders	Rights of 3M Stockholders

Under the Merger Agreement, Neogen is entitled to seek approval of any amendment to its bylaws in connection with the Transactions that would allow the Neogen board to amend the bylaws or adopt new bylaws without shareholder approval.

repeal any bylaws made by the 3M board. Notice of the proposal to amend any provision of the 3M amended and restated bylaws must be included in the notice of any meeting of the stockholders at which the action is to be considered.

Certain Business Combinations
Sections 780 to 784 of the Michigan Business Corporation Act contain Michigan’s fair price statute, which provide that, in addition to any other vote required by the MBCA or a company’s articles of incorporation, a Michigan corporation subject to the statute cannot engage in any business combination with an interested shareholder (generally, a beneficial owner of 10% or more of the voting power of the corporation), unless (a) the board of directors issues an advisory statement in favor of the business combination, and (b) the business combination is approved by at least (i) 90% of the votes of each class of stock that is entitled to vote and (ii) two-thirds of the votes of each class of stock entitled to vote, excluding any shares that are beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder.

This shareholder approval requirement does not apply if (1) the board of the directors of the corporation approves or exempts the transaction with a particular interested shareholder from such requirements prior to the time the person became an interested shareholder or (ii) certain minimum price and specified fairness conditions are satisfied, and the person involved in the business combination has been an interested shareholder for at least five (5) years.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder, or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

3M’s amended and restated certificate of incorporation does not contain a provision electing to “opt-out” of Section 203 of the DGCL and therefore 3M remains subject to such provision.

Stockholder Rights Plan	Neogen does not have a shareholder rights plan currently in effect.	3M does not have a stockholder rights plan currently in effect.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER
The following discussion is a summary of the material U.S. federal income tax consequences applicable to 3M and 3M stockholders as a result of the Distribution (which includes this Exchange Offer) and the Merger. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder, and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary assumes that the Transactions will be consummated in accordance with the Separation Agreement and the Merger Agreement and as described in this prospectus. This summary applies only to 3M stockholders that are U.S. Holders who hold their shares of 3M common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of 3M common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or a resident of the United States;
•
a corporation (or other entity or arrangement subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:
•	dealers or brokers in securities, commodities or foreign currencies;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	tax-exempt entities;
•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies, mutual funds or grantor trusts;
•	persons who acquired shares of 3M common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•
persons owning shares of 3M common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment,” “constructive sale” or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;
•	persons who are subject to the alternative minimum tax;
•	S corporations, partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or investors therein;
•	persons who hold shares of 3M common stock through a tax-deferred account, such as an individual retirement account or a plan qualifying under Section 401(k) of the Code;
•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•	any person who actually or constructively owns more than 5% of 3M common stock, except as set forth in “—Information Reporting and Backup Withholding” or
•	persons whose functional currency is not the U.S. dollar.

Moreover, this discussion does not address any U.S. state or local or non-U.S. tax consequences, any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement) or any aspect of U.S. federal non-income tax law, such as gift or estate tax laws.
If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of 3M common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the tax consequences of the Distribution and the Merger to it.
EACH STOCKHOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR, PARTICULARLY AS TO THE PERSONAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, WHICH MAY VARY FOR STOCKHOLDERS IN DIFFERENT TAX SITUATIONS, AND THE OTHER TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, OR, LOCAL OR NON-U.S. TAX LAWS AND CHANGES IN SUCH TAX LAWS.
Treatment of the Distribution
The consummation of the Distribution is conditioned upon, among other things, the receipt by 3M of (1) the IRS Ruling and (2) the Distribution Tax Opinion. The IRS Ruling and the Distribution Tax Opinion will be based on, among other things, certain facts and assumptions as well as the accuracy of certain representations, statements and undertakings made by 3M and Garden SpinCo to the IRS and to Wachtell Lipton. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, the IRS Ruling and the Distribution Tax Opinion may be invalid.
Although an IRS ruling generally is binding on the IRS, 3M will not be able to rely on the IRS Ruling if the factual representations made to the IRS in connection with the request for the IRS Ruling are untrue or incomplete in any material respect, or if undertakings made to the IRS in connection with the request for the IRS Ruling are or have been violated. Further, the IRS will not rule that the Distribution satisfies every requirement for a tax-free split-off or spin-off, which requirements will instead be addressed by the Distribution Tax Opinion. The Distribution Tax Opinion will be based on, among other things, the IRS Ruling as to the matters addressed by such ruling, current law and certain representations and assumptions as to factual matters made by 3M and Garden SpinCo. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by Wachtell Lipton in its opinion. The Distribution Tax Opinion will represent Wachtell Lipton’s judgment and will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions. In addition, the Distribution Tax Opinion will be based on current law, and cannot be relied on if current law changes with retroactive effect.
If 3M receives the IRS Ruling and the Distribution Tax Opinion to the effect that the Contribution and the Distribution, taken together, qualify as a “reorganization” for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and the IRS Ruling and such Distribution Tax Opinion continue to be valid and in full force and effect, then, for U.S. federal income tax purposes:
•
subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by 3M on the Distribution or the Debt Exchange, except for taxable income or gain possibly arising as a result of certain intercompany transactions and gain or loss recognized in the transactions contemplated by the Asset Purchase Agreement;

•
a U.S. Holder will not recognize any gain or loss and will not include any amount in income for U.S. federal income tax purposes as a result of the receipt of Garden SpinCo common stock pursuant to the Distribution (including in this Exchange Offer or in any Clean-Up Spin-Off);

•
a U.S. Holder’s aggregate tax basis in Garden SpinCo common stock (including fractional shares) received pursuant to the Exchange Offer will equal such holder’s tax basis in its shares of 3M common stock exchanged therefor as of immediately before the exchange; and

•	a U.S. Holder’s holding period for Garden SpinCo common stock received pursuant to the Exchange Offer will include the holding period for that holder’s shares of 3M common stock exchanged therefor.
If the Exchange Offer is not fully subscribed and 3M undertakes the Clean-Up Spin-Off, for U.S. federal income tax purposes, the aggregate tax basis of the shares of 3M common stock (excluding any 3M common stock exchanged for Garden SpinCo common stock in the Exchange Offer) and Garden SpinCo common stock (including fractional shares) distributed in the Clean-Up Spin-Off, in the hands of each U.S. Holder immediately after the Clean-Up Spin-Off, will be the same as the aggregate tax basis of the shares of 3M common stock held by such holder immediately before the Clean-Up Spin-Off (excluding any 3M common stock exchanged for Garden SpinCo common stock in the Exchange Offer), allocated between such shares of 3M common stock and Garden SpinCo common stock in proportion to their relative fair market values immediately following the Clean-Up Spin-Off. In that event, each U.S. Holder’s holding period in the Garden SpinCo common stock received in the Clean-Up Spin-Off will include the holding period of the shares of 3M common stock with respect to which the Garden SpinCo common stock were received.
A U.S. Holder that acquired different blocks of shares of 3M common stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of Garden SpinCo common stock received in the Exchange Offer and/or in the Clean-Up Spin-Off.
If the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, 3M would recognize taxable gain, which could result in significant tax to 3M. In addition, each U.S. Holder that receives shares of Garden SpinCo common stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of Garden SpinCo common stock received by the U.S. Holder in the Exchange Offer and its tax basis in the shares of 3M common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the Garden SpinCo common stock received by the U.S. Holder in the Exchange Offer. Further, if the Exchange Offer were not fully subscribed in such a situation and 3M undertook the Clean-Up Spin-Off, each U.S. Holder who receives Garden SpinCo common stock in the Clean-Up Spin-Off would generally be treated as receiving a taxable distribution equal to the fair market value of the Garden SpinCo common stock received by the U.S. Holder in the Clean-Up Spin-Off. In the event that a U.S. Holder is treated as receiving a taxable distribution pursuant to the Clean-Up Spin-Off, such distribution would be treated as a taxable dividend to the extent of such U.S. Holder’s ratable share of 3M’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including 3M’s taxable gain on the Distribution. To the extent the Distribution exceeds such earnings and profits, the Distribution will constitute a non-taxable return of capital and will first reduce the U.S. Holder’s basis in its 3M common stock, but not below zero, and then will be treated as capital gain from the sale or exchange of the 3M common stock.
Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to 3M (but not to U.S. Holders of 3M common stock) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of 3M or Garden SpinCo, directly or indirectly (including through acquisitions of the stock of Neogen after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of Section 355(e) of the Code, any acquisitions of 3M or Garden SpinCo stock (including Neogen stock after the Merger), directly or indirectly, within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although 3M may, depending on the facts and circumstances, be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger, standing alone, will not cause the Distribution to be taxable to 3M under Section 355(e) of the Code because holders of Garden SpinCo common stock will own at least 50.1% of the common stock of Neogen immediately following the Merger. However, if the IRS were to determine that other acquisitions of 3M or Garden SpinCo stock, either before or after the Distribution, or Neogen stock, after the Merger, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a significant amount of taxable gain by 3M (but not by 3M stockholders) under Section 355(e) of the Code. In connection with the IRS Ruling and the Distribution Tax Opinion, 3M, Garden SpinCo and Neogen have represented or will represent that the Distribution is not part of any such plan or series of related transactions.
In connection with the Transactions, 3M, Garden SpinCo and Neogen will execute the Tax Matters Agreement pursuant to which Garden SpinCo and Neogen will be restricted from taking certain actions or failing to take certain actions that could adversely affect the intended U.S. federal income tax treatment of the Contribution and Distribution, taken together, and certain internal restructuring transactions undertaken in the Separation. Under the Tax Matters Agreement, Garden SpinCo and Neogen may be obligated, in certain cases, to indemnify 3M against taxes on the Transactions that arise as a result of Garden SpinCo’s or Neogen’s actions, or failure to act, and 3M may be obligated, in certain cases, to indemnify Garden SpinCo and Neogen against taxes on the Transactions that arise as a result of 3M’s actions, or failure to act. If the Transactions were to be taxable to 3M, Garden SpinCo or Neogen, the liability for payment of such tax by 3M, or Garden SpinCo and Neogen, as applicable, including pursuant to the indemnification provisions of the Tax Matters Agreement, could have a material adverse effect on 3M or Garden SpinCo and Neogen, as the case may be. For more information regarding the Tax Matters Agreement, see “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”
Treatment of the Merger
The obligations of 3M, Garden SpinCo, Neogen and Merger Sub to consummate the Merger are conditioned on the IRS Ruling continuing to be valid and in full force and effect and 3M’s and Neogen’s receipt of tax opinions from their tax counsel, Wachtell Lipton and Weil, respectively, in each case, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (each a “Merger Tax Opinion” and together, the “Merger Tax Opinions”). These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by 3M, Garden SpinCo, Neogen, and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. The Merger Tax Opinions will represent counsel’s judgment, will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinion. In addition, the Merger Tax Opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect.
Immediately following the receipt by a U.S. Holder of 3M common stock of Garden SpinCo common stock in the Distribution, the shares of Garden SpinCo common stock so received will be exchanged for shares of Neogen common stock pursuant to the Merger. On the basis the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:
•
U.S. Holders of Garden SpinCo common stock will not recognize gain or loss, and will not include any amount in income for U.S. federal income tax purposes, upon the receipt of Neogen common stock pursuant to the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Neogen common stock;

•
the aggregate tax basis in the shares of Neogen common stock received by a U.S. Holder of Garden SpinCo common stock pursuant to the Merger (including fractional shares deemed received) will be equal to such holder’s aggregate tax basis in its Garden SpinCo common stock surrendered in exchange for the Neogen common stock;

•
a U.S. Holder’s holding period for the Neogen common stock received in the Merger (including fractional shares deemed received) will include the holding period for the Garden SpinCo common stock surrendered in the Merger; and

•
a U.S. Holder that receives cash in lieu of a fractional share of Neogen common stock generally will be treated as having received a fractional share pursuant to the Merger and then as having sold such fractional share for cash and, accordingly, will recognize gain or loss equal to the difference between the amount of cash received in lieu of such fractional share and the portion of the holder’s aggregate adjusted basis in the Garden SpinCo common stock surrendered which is allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for its Garden SpinCo common stock, as described above, exceeds one year at the effective time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations.
A U.S. Holder that acquired different blocks of shares of 3M common stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of Garden SpinCo common stock received in the Exchange Offer and/or in the Clean-Up Spin-Off, and the Neogen common stock received in exchange therefor in the Merger.
Information Reporting and Backup Withholding
Treasury Regulations generally require persons who own at least five percent of the total outstanding stock of 3M (by vote or value) and who receive Garden SpinCo common stock pursuant to the Distribution and persons who own at least one percent of the total outstanding stock of Garden SpinCo and who receive Neogen common stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. Holders should consult their tax advisors to determine whether they are required to provide the foregoing statement.
In addition, payments of cash to a U.S. Holder of Garden SpinCo common stock in lieu of a fractional share of Neogen common stock in the Merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax and may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.
THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO CERTAIN U.S. HOLDERS UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY ARISE UNDER A U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, OR ALL TAX CONSEQUENCES THAT MAY ARISE UNDER ANY APPLICABLE U.S. FEDERAL NON-INCOME, STATE OR LOCAL OR NON-U.S. TAX LAWS, OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH 3M STOCKHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR, PARTICULARLY AS TO THE PERSONAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, WHICH MAY VARY FOR STOCKHOLDERS IN DIFFERENT TAX SITUATIONS, AND THE OTHER TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN SUCH TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES TO SUCH STOCKHOLDER.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF NEOGEN
Security Ownership of Certain Beneficial Owners of Neogen
The table below sets forth certain information as of August 1, 2022 (except as specifically indicated in the footnotes set forth below) regarding the beneficial ownership of Neogen common stock by each person or group of persons known to Neogen to beneficially own more than 5% of the outstanding shares of Neogen common stock (based on 107,837,730 shares of Neogen common stock outstanding as of August 1, 2022).
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
BlackRock Inc.(1) 55 East 52nd Street New York, NY 10055	11,649,436	10.8%

Brown Capital Management, LLC(2) 1201 N. Calvert Street Baltimore, MD 21202	11,899,239	11.04%

The Vanguard Group(3) 100 Vanguard Blvd. Malvern, PA 19355	10,584,111	9.82%

Wasatch Advisors(4) 505 Wakara Way Salt Lake City, UT 84108	6,984,315	6.5%
(1)
Based on Amendment No. 14 to Schedule 13G filed with the SEC on January 27, 2022. The report includes holdings of BlackRock, Inc. and certain of its subsidiaries as of December 31, 2021, and includes ownership of more than 5% of the outstanding shares of Neogen common stock by Black Rock Fund Advisors. Based on the report, BlackRock, Inc. has sole voting power with respect to 11,470,377 shares of Neogen common stock and the sole power to dispose of 11,649,436 shares of Neogen common stock.

(2)
Based on Amendment No. 16 to Schedule 13G filed with the SEC on February 14, 2022. The report includes holdings of Brown Capital Management, LLC and certain of its investment advisory clients as of December 31, 2021, and includes ownership of more than 5% of the outstanding shares of Neogen common stock by Brown Capital Management Small Company Fund. Based on the report, Brown Capital Management, LLC has sole voting power with respect to 8,099,635 shares of Neogen common stock and the sole power to dispose of 11,899,239 shares of Neogen common stock, and Brown Capital Management Small Company Fund has sole voting power and sole dispositive power with respect to 7,095,028 shares.

(3)
Based on Amendment No. 11 to Schedule 13G filed with the SEC on February 10, 2022. Based on the report, as of December 31, 2021, The Vanguard Group had sole voting power with respect to 0 shares of Neogen common stock, shared voting power with respect to 196,506 shares of Neogen common stock, sole dispositive power with respect to 10,291,473 shares of Neogen common stock and shared dispositive power with respect to 292,638 shares of Neogen common stock.

(4)	Based on Schedule 13G filed with the SEC on February 11, 2022, with respect to ownership as of December 31, 2021.

Security Ownership of Directors and Executive Officers of Neogen
The table below sets forth certain information as of August 1, 2022, regarding the beneficial ownership of Neogen common stock by the following individuals or groups:
•	each of Neogen’s current named executive officers;
•	each of Neogen’s current directors; and
•	all current directors and executive officers of Neogen as a group.
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Shares Acquirable Within 60 Days(3)	Total Beneficial Ownership	Percent of Class
Directors
John E. Adent(4)	58,103	222,748	280,857	*
William T. Boehm, Ph.D.	21,242	42,260	63,502	*
James C. Borel	11,773	32,594	44,367	*
Ronald D. Green, Ph.D.	3,664	37,040	40,704	*
Ralph A. Rodriguez	284	1,260	1,544	*
James P. Tobin	14,284	32,594	46,878	*
Darci L. Vetter	284	24,594	24,878	*
Catherine E. Woteki, Ph.D.	284	1,260	1,544	*
Named Executive Officers
Douglas E. Jones	2,759	3,954	6,713	*
Jason W. Lilly, Ph.D.(5)	20,838	46,056	66,894	*
Jerome L. Hagedorn	1,499	28,856	30,355	*
Steven J. Quinlan(6)	27,737	101,774	129,511	*
All Directors and Executive Officers as a Group (12 persons)	162,751	574,990	737,741	*
*	Less than 1% of the outstanding shares of Neogen common stock.
(1)	The address of each beneficial owner listed is c/o Neogen Corporation, 620 Lesher Place, Lansing, MI 48912.
(2)	Unless otherwise indicated and subject to applicable community property laws, each person in the table has sole voting and investment power over the shares listed.
(3)
Includes shares that may be acquired within 60 days after August 1, 2022, upon the exercise of stock options or restricted stock units that are vested or that will vest within 60 days after August 1, 2022.

(4)	Includes 2,707 shares of Neogen common stock held in the Neogen Corporation 401(k) Retirement Savings Plan.
(5)	Includes 11,672 shares of Neogen common stock held in the Neogen Corporation 401(k) Retirement Savings Plan.
(6)	Includes 23,766 shares of Neogen common stock held in the Neogen Corporation 401(k) Retirement Savings Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF 3M
The following table includes all 3M stock-based holdings, as of August 1, 2022, of 3M’s directors, 3M’s named executive officers and the directors and executive officers of 3M as a group.
Name and principal position	Stock(1)	Restricted Stock Units(2)	Deferred Stock(3)	Total(4)	Percent of Class
Thomas “Tony” K. Brown, Director	1,263	—	9,546	10,809	(5)
Pamela J. Craig, Director	—	—	4,519	4,519	(5)
David B. Dillon, Director	1,200	—	8,077	9,277	(5)
Michael L. Eskew, Director	—	—	52,789	52,789	(5)
James R. Fitterling, Director	6,300	—	2,898	9,198	(5)
Amy E. Hood, Director	24	—	5,763	5,787	(5)
Muhtar Kent, Director	1,769	—	17,948	19,717	(5)
Suzan Kereere, Director	—	—	1,515	1,515	(5)
Dambisa F. Moyo, Director	1,324	—	3,538	4,862	(5)
Gregory R. Page, Director	4,000	—	9,066	13,066	(5)
Michael F. Roman, Chairman of the Board and Chief Executive Officer	650,778	—	69,331	720,109	(5)
Monish Patolawala, Executive Vice President, Chief Financial and Transformation Officer	32,822	41,192	—	74,014	(5)
Ashish K. Khandpur, Group President, Transportation and Electronics Business Group	221,221	12,271	18,629	252,121	(5)
Michael G. Vale, Group President, Safety and Industrial Business Group	364,241	—	40,785	405,026	(5)
All Directors and Executive Officers as a Group (22 persons)	1,671,440	106,595	258,549	2,036,584	(5)
(1)
This column lists beneficial ownership of 3M common stock as calculated under SEC rules. Unless otherwise noted, voting power and investment power in the shares are exercisable solely by the named person, and none of the shares are pledged as security by the named person. In accordance with SEC rules, this column also includes shares that may be acquired pursuant to stock options that are or will be exercisable within 60 days of August 1, 2022, as follows: Mr. Roman — 629,053 shares; Mr. Patolawala — 26,124 shares; Mr. Khandpur — 212,772; and Mr. Vale — 346,639 shares. This column includes the following shares that the named person shares voting and/or investment power: Mr. Khandpur — 1,642 shares held indirectly with a family member.

(2)
This column reflects restricted stock units that generally vest over a three- to five-year period, assuming continued employment until each vesting date (or until the individual retires from 3M, in some cases). The executive officers do not have voting power with respect to the shares listed in this column.

(3)
This column reflects shares earned by the directors as a result of their service on the 3M board, the payout of which has been deferred until following the termination of their membership on the 3M board. This column also includes shares of 3M’s common stock which the executive officers are entitled to receive following their retirement from 3M as a result of their election to defer all or a portion of the payout of their performance share awards granted under 3M’s long-term incentive plan. Neither the directors nor the executive officers have voting power with respect to the shares listed in this column.

(4)
This column shows the individual’s total 3M stock-based holdings, including the securities shown in the “Stock” column (as described in note 1), in the “Restricted Stock Units” column (as described in note 2), and in the “Deferred Stock” column (as described in note 3).

(5)	Each director and executive officer individually, and All Directors and Executive Officers as a Group, beneficially owned less than one percent of the outstanding common stock of 3M.

The table below sets forth, as of December 31, 2021, the beneficial ownership, determined in accordance with the rules of the SEC, of 3M common stock held by beneficial owners of more than 5 percent of the outstanding shares of 3M common stock.
Name and Address of Beneficial Owner	Common Stock Beneficially Owned	Percentage of 3M Common Stock Beneficially Owned
5% Stockholders:

The Vanguard Group Inc.(1) 100 Vanguard Blvd. Malvern, PA 19355	50,240,763	8.72%

BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	41,810,186	7.30%

State Street Corporation(3) State Street Financial Center One Lincoln Street Boston, MA 02111	30,984,983	5.38%
(1)
In a Schedule 13G/A filed with the SEC on February 9, 2022, The Vanguard Group reported that, as of December 31, 2021, it had shared voting power with respect to 897,239 shares, sole dispositive power with respect to 47,926,223 shares, and shared dispositive power with respect to 2,314,540 shares. Vanguard provides investment management services to 3M’s defined contribution plans in the U.S. through a co-mingled mutual fund vehicle. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan use this investment in their defined contribution investment choices. Fees paid for investment management of the fund are incorporated into the fund NAV on a daily basis and fully disclosed as an expense ratio for the fund. As a result, these fees are paid by participants in 3M’s defined contribution plans and are not paid by 3M. The fees paid are reviewed by the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

(2)
In a Schedule 13G/A filed with the SEC on February 1, 2022, BlackRock, Inc. reported that, as of December 31, 2021, it had sole voting power with respect to 36,218,909 shares and sole dispositive power with respect to 41,810,186 shares, of which 27,341 shares were held as investment manager for the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan. BlackRock, Inc. and its affiliates provide investment management services to several employee benefit plans sponsored by 3M and its Canadian affiliate. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan and the 3M Canada Company Master Trust utilize these investment management services. In total, the various employee benefit plans paid fees of $2.8 million in 2021 to BlackRock, Inc. and its affiliates, a majority of which was paid by the participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan. In addition, the Trustee (BlackRock Institutional Trust Company, N.A.) will charge the funds held by the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan an annual administration fee and transaction fees which are incorporated into the funds’ NAV. The fees paid are reviewed by the fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

(3)
In a Schedule 13G/A filed with the SEC on February 9, 2022, State Street Corporation reported that, as of December 31, 2021, it had shared voting power with respect to 22,358,548 shares of 3M common stock and shared dispositive power with respect to 30,979,936 shares of 3M common stock. Of these shares, 38,293 shares were held as investment manager for certain 3M savings plans, including the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan, which are 401(k) retirement savings plans. State Street Bank and Trust Company provides corporate finance services to 3M. The 3M Voluntary Investment Plan and Employee Stock Ownership Plan, the 3M Savings Plan, and the 3M Retiree Welfare Benefit Plan utilize State Street Global Advisors, an affiliate of State Street Bank and Trust Company, as an investment manager. Further, State Street Bank and Trust Company is a participant of 3M Company’s $3 billion five-year credit agreement dated November 15, 2019. In total, 3M and the various employee benefit plans paid fees of $0.6 million in 2021 to State Street Bank and Trust Company and its affiliates, a majority of which was paid by the participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan. In addition, during 2021, the Trustee charged the funds held by the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan an annual administration fee and transaction fees which are incorporated into the funds’ NAV. The fees paid are reviewed by 3M or fiduciaries of the employee benefit plans and are determined to be reasonable for the services provided.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Ancillary Agreements
3M, Garden SpinCo, Neogen, Merger Sub or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between 3M, Garden SpinCo, Neogen and Merger Sub. See “Additional Agreements Related to the Separation and the Merger” for more information.

LEGAL MATTERS
The validity of the shares of Garden SpinCo common stock offered hereby with respect to the Transactions is being passed upon for Garden SpinCo by Wachtell, Lipton, Rosen & Katz.
Wachtell, Lipton, Rosen & Katz will pass upon certain U.S. federal income tax matters relating to the Transactions.
Honigman LLP will pass upon the validity of the issuance of Neogen common stock pursuant to the Merger Agreement, and Weil, Gotshal & Manges LLP will pass upon certain U.S. federal income tax matters relating to the Merger.

EXPERTS
The consolidated financial statements of Neogen Corporation as of May 31, 2022 and 2021 and for each of the three years in the period ended May 31, 2022 and management's assessment of the effectiveness of internal control over financial reporting as of May 31, 2022 incorporated by reference in this prospectus and in the Registration Statement on Form S-1 and S-4 have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
The financial statements of the Food Safety Business of 3M Company as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this Prospectus by reference to 3M Company's Current Report on Form 8-K dated April 26, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE
Garden SpinCo has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of Garden SpinCo common stock to be delivered in the Exchange Offer to stockholders whose shares of 3M common stock are accepted for exchange and to be distributed to 3M stockholders in any subsequent Clean-Up Spin-Off (in the event the Exchange Offer is not fully subscribed). 3M also will file a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes 3M’s offer to exchange, in addition to being a prospectus of Garden SpinCo. If the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), 3M intends to distribute all shares of Garden SpinCo common stock owned by 3M on a pro rata basis to holders of 3M common stock, with a record date to be announced by 3M.
Neogen has filed a proxy statement that relates to the special meeting of Neogen shareholders to be held, among other things, to approve the issuance of Neogen common stock in the Merger. In addition, Neogen has filed a registration statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.
This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to 3M and Garden SpinCo, reference is made to the registration statement and its exhibits.
Statements contained in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding a contract or other document is qualified in all respects by such contract or other document, including any amendments thereto.
The SEC filings are available to the public on the SEC’s internet website at www.sec.gov, which contains reports, proxy statements and prospectuses and other information regarding registrants, such as 3M and Neogen, that file electronically with the SEC. You can also find additional information about 3M at www.3M.com and about Neogen at www.neogen.com. 3M’s and Neogen’s website addresses are each provided as an inactive textual reference only. Information contained on the 3M website and the Neogen website is not incorporated by reference into, or otherwise included in, this prospectus, and you should not consider information contained on those websites as part of this prospectus.
The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information contained directly in this prospectus or by information contained in documents filed with or furnished to the SEC by 3M or Neogen after the date of this prospectus that is incorporated by reference in this prospectus. This means that 3M and Neogen can disclose important information to you by referring to another document filed separately with the SEC.
This prospectus incorporates by reference the documents set forth below that 3M or Neogen have filed with the SEC. These documents contain important information about 3M, Neogen and their respective business and financial conditions.
3M:
•	3M’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 9, 2022 (as updated by the Form 8-K filed on April 26, 2022);
•	3M's Quarterly Reports on Form 10-Q filed with the SEC on April 26, 2022 and July 27, 2022;
•
the information specifically incorporated by reference into 3M’s Annual Report on Form 10-K for the year ended December 31, 2021 from 3M’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 23, 2022; and

•
3M’s Current Reports on Form 8-K filed with the SEC on February 9, 2022, April 26, 2022 (other than any filings on such date that include only information that has been furnished rather than filed), May 12, 2022, May 24, 2022, June 10, 2022 and July 26, 2022.

Neogen:
•	Neogen’s Annual Report on Form 10-K for the year ended May 31, 2022, filed with the SEC on July 27, 2022; and
•
the information specifically incorporated by reference into Neogen’s Annual Report on Form 10-K for the year ended May 31, 2021 from Neogen’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 31, 2021.

In addition, this prospectus also incorporates by reference additional documents that 3M and Neogen may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that shares are accepted for exchange pursuant to the Exchange Offer (or the date that the Exchange Offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
This prospectus does not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of 3M’s or Neogen’s Current Reports on Form 8-K and information filed after the date of this prospectus unless, and except to the extent, specified in such Current Reports.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
3M’s documents incorporated by reference are available without charge upon request at the following address and e-mail address:
3M Investor Relations Department
Building 224-1 W-02
St. Paul, Minnesota 55144
Telephone: (651) 733-1110
E-mail: investorrelations@3M.com
Neogen’s documents incorporated by reference are available without charge upon request at the following address and telephone number:
Neogen Corporation
Attn: Investor Relations
620 Lesher Place
Lansing, MI 48912
Telephone: (517) 372-9200
E-mail: ir@neogen.com
If you would like to request documents, please do so by August 24, 2022 to ensure timely delivery.
3M, Garden SpinCo and Neogen have not authorized anyone to give any information or make any representation about the Exchange Offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in 3M’s, Neogen’s or the Food Safety Business’s affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.
Indicative exchange ratios, calculated per-share values of 3M common stock and calculated per-share values of Garden SpinCo common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange

Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at www.3mneogenexchange.com that provides indicative exchange ratios, calculated per-share values of 3M common stock and calculated per-share values of Garden SpinCo common stock.
From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) 3M common stock, which will equal the simple arithmetic average of the daily VWAP of 3M common stock, as calculated by 3M, on each of the three most recent prior full trading days and (ii) Garden SpinCo common stock, which will equal the simple arithmetic average of the daily VWAP of Neogen common stock, as calculated by 3M, on each of the three most recent prior full trading days.
On the first two Valuation Dates, when the values of 3M common stock and Garden SpinCo common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of 3M common stock and the indicative calculated per-share values of Garden SpinCo common stock, as calculated by 3M, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day immediately preceding the expiration date of this exchange offer.

Food Safety Business of 3M Company
Combined Statement of Income
(Unaudited)
	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021
Net sales	$91,621	$85,517
Operating expenses
Cost of sales	36,229	32,116
Selling, general and administrative expenses	22,111	19,964
Research, development and related expenses	6,335	6,036
Total operating expenses	64,675	58,116
Income before income taxes	26,946	27,401
Provision for income taxes	5,650	5,558
Net income	$21,296	$21,843
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Comprehensive Income
(Unaudited)
	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021
Net income	$21,296	$21,843
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	266	(2,667)
Total other comprehensive income (loss), net of tax	266	(2,667)
Comprehensive income (loss)	$21,562	$19,176
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Balance Sheet
(Unaudited)
(In thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Assets
Current assets
Cash	$—	$—
Accounts receivable — net of allowances of $931 and $882	51,129	47,781
Inventories
Finished goods	22,992	21,632
Work in process	5,872	5,614
Raw materials and supplies	7,306	7,876
Total inventories	36,170	35,122
Other current assets	5,176	5,227
Total current assets	92,475	88,130
Property, plant and equipment	54,411	54,594
Less: Accumulated depreciation	(31,532)	(31,032)
Property, plant and equipment — net	22,879	23,562
Operating lease right of use assets	1,268	1,403
Goodwill	81,134	81,046
Intangible assets — net	3,092	3,250
Deferred tax assets — non-current	3,836	3,836
Other assets	1,433	1,289
Total assets	$206,117	$202,516
Liabilities
Current liabilities
Accounts payable	$10,084	$8,497
Accrued payroll	1,305	3,641
Operating lease liabilities — current	346	357
Other current liabilities	3,550	3,979
Total current liabilities	15,285	16,474
Operating lease liabilities — non-current	901	1,017
Deferred income taxes — non-current	8	8
Total liabilities	$16,194	$17,499
Commitments and contingencies (Note 8)
Equity
3M net investment	$233,561	$228,921
Accumulated other comprehensive income (loss)	(43,638)	(43,904)
Total equity	$189,923	$185,017
Total liabilities and equity	$206,117	$202,516
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Cash Flows
(Unaudited)
	Three months ended March 31,
(In thousands of U.S. dollars)	2022	2021
Cash Flows from Operating Activities
Net income	$21,296	$21,843
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,699	1,404
Stock-based compensation expense	763	623
Deferred income taxes	—	—
Changes in operating assets and liabilities
Accounts receivable	(2,809)	1,358
Inventories	(1,083)	(6,702)
Accounts payable	1,784	2,892
Accrued payroll	(2,326)	(113)
Other — net	(350)	(821)
Net cash provided by (used in) operating activities	$18,974	$20,484

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(1,522)	(1,941)
Net cash provided by (used in) investing activities	$(1,522)	$(1,941)

Cash Flows from Financing Activities
Net transfers to 3M	(17,419)	(18,475)
Other — net	(33)	(68)
Net cash provided by (used in) financing activities	$(17,452)	$(18,543)

Net increase (decrease) in cash and cash equivalents	—	—
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Changes in Equity
(Unaudited)
(In thousands of U.S. dollars)	3M Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2020	$218,884	$(38,872)	$180,012
Net income	21,843	—	21,843
Other comprehensive income (loss), net of tax	—	(2,667)	(2,667)
Stock-based compensation	623	—	623
Net transfers to 3M	(18,475)	—	(18,475)
Balance at March 31, 2021	$222,875	$(41,539)	$181,336
Balance at December 31, 2021	$228,921	$(43,904)	$185,017
Net income	21,296	—	21,296
Other comprehensive income (loss), net of tax	—	266	266
Stock-based compensation	763	—	763
Net transfers to 3M	(17,419)	—	(17,419)
Balance at March 31, 2022	$233,561	$(43,638)	$189,923
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Notes to Combined Financial Statements
(Unaudited)
Note 1 –Significant Accounting Policies
Basis of Presentation
The interim Combined Financial Statements have been derived from 3M’s accounting records as if the Food Safety Business’s operations had been conducted independently from those of 3M and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim reporting and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim reporting. For all periods presented, the Food Safety Business existed as part of several legal entities of 3M with no separate legal status. Garden SpinCo has not been included within these Combined Financial Statements as it was a separate legal entity that was recently created solely for the purpose of effecting the Transactions and has no relation to the historical operations of the Food Safety Business. The Combined Financial Statements may not be indicative of Food Safety's future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had it operated as an independent company during the periods presented.
These Combined Financial Statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. Additional information is included in Note 6. These expenses have been allocated to the Food Safety Business on the basis of revenue, headcount or other relevant measures. Management of the Food Safety Business considers these allocations to be an overall reasonable reflection of the utilization of services by, or the benefits provided to, the Food Safety Business, in the aggregate. The allocations may not, however, reflect the expenses the Food Safety Business would have incurred as a standalone company for the periods presented. All intercompany transactions and balances within the Food Safety Business have been eliminated and there are not material transactions between the Food Safety Business and other divisions of 3M.
The Food Safety Combined Balance Sheet includes 3M assets and liabilities that are specifically identifiable or otherwise attributable to the Food Safety Business. 3M manages cash and other treasury operations at a centralized level. Cash transfers to and from the cash management accounts of 3M are reflected in the Combined Statement of Cash Flows as “Net transfers to 3M.” External debt, including any interest expense, associated with the debt of 3M which is not directly attributable to the Food Safety Business has been excluded from the Combined Financial Statements.
The Food Safety Business’s operations are included in the consolidated U.S. federal and certain state, local and foreign income tax returns filed by 3M. Income tax expense and other income tax-related information contained in these Combined Financial Statements are presented following the separate return methodology as if the Food Safety Business filed its own income tax returns. The Food Safety Business’s income tax results as presented in the Combined Financial Statements may not be reflective of the results that the Food Safety Business would generate in the future. In jurisdictions where the Food Safety Business has been included in income tax returns filed by 3M, any income taxes payable resulting from the related income tax provision have been reflected within “3M net investment” on the Combined Balance Sheet.
The combined balance sheet as of December 31, 2021, included herein, was derived from the audited combined financial statements as of that date and these unaudited interim combined financial statements should be read in conjunction with the Food Safety Business's audited combined financial statements and notes included elsewhere in this prospectus.
In the opinion of management, the accompanying unaudited interim combined financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Food Safety Business’s financial position as of March 31, 2022, and its results of operations and cash flows for the three months ended March 31, 2022 and 2021. The results of operations and cash flows for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for any subsequent quarter, the fiscal year ending December 31, 2022, or any other period.

Note 2 – New Accounting Pronouncements
There are no new accounting standards material to the financial statements not yet adopted.
Note 3 – Revenues
Disaggregated revenue information:
The Food Safety Business is organized, managed, and internally grouped as a single segment. The Food Safety Business’s revenue primarily consists of sales of consumable products. The Food Safety Business views the following disaggregated disclosures as useful to understanding the composition of revenue recognized during the respective reporting periods.
	Three months ended March 31,
Net Sales (In thousands of U.S. dollars)	2022	2021
Indicator Testing	$ 49,021	$46,125
Hygiene Monitoring	14,415	14,404
Sample Handling	14,278	13,778
Pathogen Detection	12,167	9,382
Allergen Testing	1,740	1,828
Total Food Safety	$91,621	$85,517
On a geographic basis, sales are generally reported within the geographic area where the final sales to customers of the Food Safety Business are made.
	Three months ended March 31,
Net Sales (In thousands of U.S. dollars)	2022	2021
Americas	$51,533	$48,241
Asia Pacific	28,015	24,888
Europe, Middle East and Africa	12,073	12,388
Total Food Safety	$91,621	$85,517
Americas included net sales to customers recognized in the United States of $29,614 thousand and $28,850 thousand for the three months ended March 31, 2022 and 2021, respectively.
Note 4 – Property, Plant, and Equipment, Net
Property, plant and equipment, net consisted of the following as of the periods presented:
(In thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Property, plant and equipment - at cost
Buildings and leasehold improvements	$4,976	$5,108
Machinery and equipment	42,357	42,572
Construction in progress	4,057	3,515
Other fixed assets	3,021	3,399
Gross property, plant and equipment	54,411	54,594
Accumulated depreciation	(31,532)	(31,032)
Property, plant and equipment – net	$22,879	$23,562

Note 5 – Goodwill and Intangible Assets
Goodwill
There was no goodwill recorded from acquisitions during the first three months of 2022. The amount in the “Translation impact” row in the following table relates to changes in foreign currency exchange rates.
(In thousands of U.S. dollars)
Balance at December 31, 2021	$81,046
Translation impact	88
Balance at March 31, 2022	$81,134
Acquired Intangible Assets
The carrying amount and accumulated amortization of acquired intangible assets as of the dates below, follow:
(In thousands of U.S. dollars)	March 31, 2022	December 31, 2021
Customer related intangible assets	$3,070	$3,070
Other technology-based intangible assets	2,373	2,373
Other amortizable intangible assets	538	538
Total gross carrying amount	$5,981	$5,981

Accumulated amortization — customer related	$(1,407)	$(1,330)
Accumulated amortization — other technology-based	(989)	(935)
Accumulated amortization — other	(493)	(466)
Total accumulated amortization	(2,889)	$(2,731)
Total intangible assets — net	$3,092	$3,250
Amortization expense for the three months ended March 31 follows:
(In thousands of U.S. dollars)	2022	2021
Amortization expense	$158	$158
Expected amortization expense for acquired amortizable intangible assets recorded as of March 31, 2022 follows:
(In thousands of U.S. dollars)	Remainder of 2022	2023	2024	2025	2026	After 2026
Amortization expense	$436	$523	$523	$523	$523	$564
The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets and other events.
Note 6 – Related Party Transactions and Corporate Allocations
Related party transactions
The Food Safety Business has not entered into any related party transactions apart from those described below related to 3M. The Food Safety Business has not historically entered into material arrangements with other divisions of 3M.
Corporate allocations
The Combined Statement of Income includes general corporate expenses of 3M for services provided by 3M for certain corporate and shared service functions that are provided on a centralized basis, including the use of shared assets. As stated in the Basis of Presentation section of Note 1, these expenses have been allocated to the Food Safety Business on the basis of revenue, headcount or other relevant measures.

3M expense allocations were recorded in the Combined Statement of Income within the following captions:
	Three Months ended March 31,
(In thousands of U.S. dollars)	2022	2021
Cost of sales	$229	$342
Selling, general and administrative expenses	9,847	9,683
Research, development and related expenses	1,966	1,985
Total	$12,042	$12,010
Note 7 – Commitments and Contingencies
Legal Proceedings: The Food Safety Business is involved in certain claims and lawsuits including but not limited to product liability (involving products that the Food Safety Business now or formerly manufactured and sold), intellectual property, and environmental laws in the United States and other jurisdictions. From time to time, the Food Safety Business also receives subpoenas, investigative demands, or requests for information from various government agencies. Such requests can also lead to the assertion of claims or the commencement of administrative, civil or criminal legal proceedings against the Food Safety Business and others, as well as to settlements. The outcomes of legal proceedings and regulatory matters are often difficult to predict. Any determination that the Food Safety Business’s operations or activities are not, or were not, in compliance with applicable laws or regulations could result in the imposition of fines, civil or criminal penalties, and equitable remedies, including disgorgement, suspension or debarment or injunctive relief. While uncertainty does exist, management and its counsel does not believe there are any significant matters as of March 31, 2022 that are probable or estimable, for which the outcome could have a material adverse impact on its the Food Safety Business’s combined results of operations and financial condition.
Note 8 – Subsequent Events
These Combined Financial Statements are derived from the Consolidated Financial Statements of 3M Company, which issued its interim financial statements for the fiscal quarter ended March 31, 2022 on April 26, 2022. Accordingly, the Food Safety Business has evaluated recognizable subsequent events through the date of April 26, 2022 and non-recognizable subsequent events through June 8, 2022, the date these financial statements were available for issuance. There were no material subsequent events.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of 3M Company and Stockholder of the Food Safety Business of 3M Company
Opinion on the Financial Statements
We have audited the accompanying combined balance sheet of the Food Safety Business of 3M Company (the “Company”) as of December 31, 2021 and 2020, and the related combined statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/PricewaterhouseCoopers LLP
Minneapolis, Minnesota
March 17, 2022
We have served as the Company's auditor since 2021.

Food Safety Business of 3M Company
Combined Statement of Income
Years Ended December 31
(In thousands of U.S. dollars)	2021	2020	2019
Net sales	$368,388	$336,764	$337,088
Operating expenses
Cost of sales	143,348	127,027	121,302
Selling, general and administrative expenses	82,403	71,698	78,776
Research, development and related expenses	25,185	20,830	20,727
Total operating expenses	250,936	219,555	220,805
Income before income taxes	117,452	117,209	116,283
Provision for income taxes	23,720	25,237	24,505
Net income	$93,732	$91,972	$91,778
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Comprehensive Income
Years Ended December 31
(In thousands of U.S. dollars)	2021	2020	2019
Net income	$93,732	$91,972	$91,778
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	(5,032)	1,932	(204)
Total other comprehensive income (loss), net of tax	(5,032)	1,932	(204)
Comprehensive income (loss)	$88,700	$93,904	$91,574
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Balance Sheet
At December 31
(In thousands of U.S. dollars)	2021	2020
Assets
Current assets
Cash	$—	$—
Accounts receivable — net of allowances of $882 and $919	47,781	48,284
Inventories
Finished goods	21,632	18,565
Work in process	5,614	3,707
Raw materials and supplies	7,876	5,868
Total inventories	35,122	28,140
Other current assets	5,227	5,757
Total current assets	88,130	82,181
Property, plant and equipment	54,594	51,337
Less: Accumulated depreciation	(31,032)	(28,351)
Property, plant and equipment — net	23,562	22,986
Operating lease right of use assets	1,403	2,174
Goodwill	81,046	81,631
Intangible assets — net	3,250	3,880
Deferred tax assets — non-current	3,836	2,107
Other assets	1,289	894
Total assets	$202,516	$195,853
Liabilities
Current liabilities
Accounts payable	$8,497	$7,718
Accrued payroll	3,641	1,644
Operating lease liabilities — current	357	494
Other current liabilities	3,979	3,270
Total current liabilities	16,474	13,126
Operating lease liabilities — non-current	1,017	1,481
Deferred income taxes — non-current	8	1,234
Total liabilities	$17,499	$15,841
Commitments and contingencies (Note 10)
Equity
3M net investment	$228,921	$218,884
Accumulated other comprehensive income (loss)	(43,904)	(38,872)
Total equity	$185,017	$180,012
Total liabilities and equity	$202,516	$195,853
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Cash Flows
Years Ended December 31
(In thousands of U.S. dollars)	2021	2020	2019
Cash Flows from Operating Activities
Net income	$93,732	$91,972	$91,778
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,639	4,537	4,213
Stock-based compensation expense	1,183	1,222	1,286
Deferred income taxes	(3,086)	573	861
Changes in operating assets and liabilities
Accounts receivable	(1,742)	4,739	(821)
Inventories	(8,329)	(884)	2,561
Accounts payable	469	(150)	559
Accrued payroll	2,049	(386)	63
Other — net	865	(1,206)	(456)
Net cash provided by (used in) operating activities	$89,780	$100,417	$100,044

Cash Flows from Investing Activities
Purchases of property, plant and equipment (PP&E)	(5,088)	(4,359)	(4,125)
Net cash provided by (used in) investing activities	$(5,088)	$(4,359)	$(4,125)

Cash Flows from Financing Activities
Net transfers to 3M	(84,878)	(95,989)	(95,685)
Other — net	186	(69)	(234)
Net cash provided by (used in) financing activities	$(84,692)	$(96,058)	$(95,919)

Net increase (decrease) in cash and cash equivalents	—	—	—
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Combined Statement of Changes in Equity
Years Ended December 31
(In thousands of U.S. dollars)	3M Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance at January 1, 2019	$224,300	$(40,600)	$183,700
Net income	91,778	—	91,778
Other comprehensive income (loss), net of tax	—	(204)	(204)
Stock-based compensation	1,286	—	1,286
Net transfers to 3M	(95,685)	—	(95,685)
Balance at December 31, 2019	$221,679	$(40,804)	$180,875
Net income	91,972	—	91,972
Other comprehensive income (loss), net of tax	—	1,932	1,932
Stock-based compensation	1,222	—	1,222
Net transfers to 3M	(95,989)	—	(95,989)
Balance at December 31, 2020	$218,884	$(38,872)	$180,012
Net income	93,732	—	93,732
Other comprehensive income (loss), net of tax	—	(5,032)	(5,032)
Stock-based compensation	1,183	—	1,183
Net transfers to 3M	(84,878)	—	(84,878)
Balance at December 31, 2021	$228,921	$(43,904)	$185,017
The accompanying Notes to Combined Financial Statements are an integral part of these statements.

Food Safety Business of 3M Company
Notes to Combined Financial Statements
Note 1 – Business Overview and Basis of Presentation
Organization and Description of Business
The accompanying Combined Financial Statements and notes present the combined results of operations, financial position, and cash flows of the business conducted by the Food Safety department of 3M Company (“3M”) and its subsidiaries (such business, the “Food Safety Business”). The Food Safety Business includes the manufacturing, marketing, distributing, selling and servicing of products or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for the purpose of detecting, enumerating, and culturing) microorganisms or food allergens in commercial food safety applications (except where solely performed to assess the need for or to evaluate the efficacy of filtration and separation products of the 3M Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in commercial food safety applications.
Reverse Morris Trust Transaction Anticipated to be Completed in the Third Quarter of 2022
On December 13, 2021, 3M, Garden SpinCo Corporation (“Garden SpinCo”), currently a wholly owned subsidiary of 3M, Neogen Corporation (“Neogen”) and Nova RMT Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Neogen entered into certain definitive agreements, pursuant to which, among other things, the Food Safety Business will combine with Neogen in a Reverse Morris Trust transaction (the “Transactions”). In connection with the Transactions, 3M will effect (i) the separation of the Food Safety Business from 3M’s other businesses, (ii) the distribution, through either (a) an exchange offer whereby 3M offers to its stockholders the ability to exchange all or a portion of their shares of 3M common stock for shares of Garden SpinCo common stock, which shares of Garden SpinCo common stock will be immediately converted into the right to receive Neogen common stock (the “Exchange Offer”) and, if the Exchange Offer is not fully subscribed, a Clean-Up Spin-Off, or (b) if the Exchange Offer is terminated by 3M without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of Garden SpinCo common stock on a pro rata basis to 3M stockholders in a spin-off, and (iii) immediately thereafter, (a) the merger of Merger Sub with and into Garden SpinCo, with Garden SpinCo becoming a wholly owned subsidiary of Neogen and (b) the sale of certain assets directly from certain 3M subsidiaries to Neogen or to its subsidiaries under the definitive asset purchase agreement.
The Transactions are subject to the approval by Neogen’s stockholders of the issuance of Neogen shares in the Transactions and the satisfaction of certain closing conditions, including regulatory approvals. The Transactions are expected to be completed in the third quarter of 2022.
Basis of Presentation
The Combined Financial Statements have been derived from 3M’s accounting records as if the Food Safety Business’s operations had been conducted independently from those of 3M and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. For all periods presented, the Food Safety Business existed as part of several legal entities of 3M with no separate legal status. Garden SpinCo has not been included within these Combined Financial Statements as it was a separate legal entity that was recently created solely for the purpose of effecting the Transactions and has no relation to the historical operations of the Food Safety Business. The Combined Financial Statements may not be indicative of Food Safety's future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had it operated as an independent company during the periods presented.
These Combined Financial Statements include general corporate expenses and shared expenses of 3M that were historically incurred by or charged to the Food Safety Business for certain support functions that are provided on a centralized basis, such as expenses related to information technology, finance and controlling, human resources, sales and marketing, and use of shared assets. Additional information is included in Note 6. These expenses have been allocated to the Food Safety Business on the basis of revenue, headcount or other relevant measures. Management of the Food Safety Business considers these allocations to be an overall reasonable reflection of the utilization of services by, or the benefits provided to, the Food Safety Business, in the aggregate. The allocations may not, however, reflect the expenses the Food Safety Business would have incurred as a standalone company for the periods presented. All intercompany transactions and balances within the Food Safety Business have been eliminated and there are not material transactions between the Food Safety Business and other divisions of 3M.
The Food Safety Combined Balance Sheet includes 3M assets and liabilities that are specifically identifiable or otherwise attributable to the Food Safety Business. 3M manages cash and other treasury operations at a centralized level. Cash transfers to and from the cash management accounts of 3M are reflected in the Combined Statement of Cash Flows as “Net transfers to 3M.” External debt, including any interest expense, associated with the debt of 3M which is not directly attributable to the Food Safety Business has been excluded from the Combined Financial Statements.
The Food Safety Business’s operations are included in the consolidated U.S. federal and certain state, local and foreign income tax returns filed by 3M. Income tax expense and other income tax-related information contained in these Combined Financial Statements are presented following the separate return methodology as if the Food Safety Business filed its own income tax returns. The Food Safety Business’s income tax results as presented in the Combined Financial Statements may not be reflective of the results that the Food Safety Business would generate in the future. In jurisdictions where the Food Safety Business has been included in income tax returns filed by 3M, any income taxes payable resulting from the related income tax provision have been reflected within “3M net investment” on the Combined Balance Sheet.
Note 2 – Significant Accounting Policies
Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The management of Food Safety Business considered the coronavirus (COVID-19) related impacts on its estimates, as appropriate, within its combined financial statements, and there may be change to those estimates in future periods. Such estimates and assumptions are subject to inherent uncertainties which may result in actual amounts differing from these estimates.
Other current assets: Other current assets include but are not limited to prepaid tax assets and sales and value-added tax receivables, which are not individually material to the financial statements.
Inventories: Inventories are stated at the lower of cost or net realizable value (“NRV”), which is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined on a first-in, first-out basis.
Property, plant, and equipment: Property, plant and equipment are recorded at cost. Fixed assets that have historically been primarily used by the Food Safety Business have been included in the Combined Financial Statements. Depreciation of property, plant and equipment generally is computed using the straight-line method based on the estimated useful lives of the assets. The estimated useful lives of buildings and improvements primarily range from ten to forty years, with the majority in the range of twenty to forty years. The estimated useful lives of machinery and equipment primarily range from three to fifteen years, with the majority in the range of five to ten years. Fully depreciated assets are retained in property, plant and equipment and accumulated depreciation accounts until disposal. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. There have been no material disposals in the years presented. Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.
Goodwill: Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. Goodwill is not amortized. Goodwill is tested for impairment annually in the fourth quarter of each year and is tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level, with all goodwill assigned to a reporting unit. The Food Safety

Business has only one reporting unit. Impairment loss is measured as the amount of which the carrying value of the reporting unit’s net assets exceeds its estimated fair value, not to exceed the carrying value of the reporting unit’s goodwill. The estimated fair value of a reporting unit is determined based on a market approach using comparable company information such as EBITDA (earnings before interest, taxes, depreciation and amortization) multiples. Companies have the option to first assess qualitative factors to determine whether the fair value of a reporting unit is not “more likely than not” less than its carrying amount, which is commonly referred to as “Step 0.” The Food Safety Business has chosen not to apply Step 0 for its annual goodwill assessments.
Intangible assets: Intangible asset types include mainly customer relationships and technology-based intangibles, with immaterial other intangible assets acquired from an independent party. Intangible assets are amortized over a period ranging from five to 12 years on a systematic and rational basis that is representative of the asset’s use. The estimated useful lives vary by category, with customer-related having a useful life of 10 years and other technology-based between 10 to 12 years. Intangible assets are removed from their respective gross asset and accumulated amortization accounts when they are no longer in use. Refer to Note 5 for additional details on the gross amount and accumulated amortization of intangible assets. Costs related to internally developed intangible assets, such as patents, are expensed as incurred, within “Research, development and related expenses.”
Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized when the carrying amount exceeds the estimated undiscounted cash flows from the asset’s or asset group’s ongoing use and eventual disposition. If an impairment is identified, the amount of the impairment loss recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.
Other current liabilities: Other current liabilities include but are not limited to accrued rebates, third party royalties and value-added taxes payable, which are not individually material to the financial statements.
Revenue (sales) recognition: The Food Safety Business recognizes revenue in accordance with the guidance of Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The Food Safety Business sells products around the world and has no material concentration of credit risk or significant payment terms extended to customers. The Food Safety Business’s products consist of both consumable and hardware components. The consumable components consist primarily of Petrifilm plates, environmental sampling swabs, reagents, and sample handling materials. Hardware primarily consists of hygiene monitoring devices, Petrifilm readers and other devices to read and/or analyze the tests performed with consumables. The product offerings of the Food Safety Business have similar characteristics as they relate to the nature, amount, and timing of revenue. Revenue is recognized when control of goods has transferred to customers. For the majority of the Food Safety Business’s customer arrangements, control transfers to customers at a point-in-time when goods have been delivered as that is generally when legal title, physical possession and risks and rewards of goods transfer to the customer. Services revenue is not significant and is limited to customer training and warranty service. The arrangements contain either a single performance obligation to transfer testing solutions to the customer or multiple performance obligations. Freight costs charged to the customer are recognized in revenue while the related expenses of the Food Safety Business are recorded in cost of sales.
Revenue is recognized at the transaction price which the Food Safety Business expects to be entitled. Sales incentives are not material to the financial statements for the periods presented. The Food Safety Business primarily has assurance-type warranties that do not result in separate performance obligations.
The Food Safety Business did not recognize any material revenue in the current reporting period for performance obligations that were fully satisfied in previous periods. The Food Safety Business does not have material unfulfilled performance obligation balances for contracts with an original length greater than one year in any years presented. Additionally, the Food Safety Business does not have material costs related to obtaining a contract with amortization periods greater than one year for any year presented.
The Food Safety Business applies ASC 606 utilizing the following allowable exemptions or practical expedients:

•	Exemption to not disclose the unfulfilled performance obligation balance for contracts with an original length of one year or less.
•	Practical expedient relative to costs of obtaining a contract by expensing sales commissions when incurred because the amortization period would have been one year or less.
•	Election to present revenue net of sales taxes and other similar taxes.
Accounts receivable and allowances: Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Food Safety Business maintains allowances for bad debts, cash discounts, and various other items. The allowances for bad debts and cash discounts are based on the best estimate of the amount of expected credit losses in existing accounts receivable and anticipated cash discounts. The Food Safety Business determines the allowances based on historical write-off experience by industry and regional economic data, current expectations of future credit losses, and historical cash discounts. The allowances for bad debts as well as the provision for credit losses, write-off activity and recoveries for the periods presented are not material. The Food Safety Business does not have any significant off-balance-sheet credit exposure related to its customers.
Research, development, and related expenses: These costs are charged to operations in the period incurred and are shown on a separate line of the Combined Statement of Income. Research and development expenses include basic scientific research and the application of scientific advances in the development of new and improved products and their uses and related expenses including technical support, research lab and related technology costs, and internally developed patent costs, which include costs and fees incurred to prepare, file, secure and maintain patents.
Advertising and merchandising: These costs are charged to operations in the period incurred, and totaled $3,957 thousand in 2021, $3,472 thousand in 2020 and $3,799 thousand in 2019.
Stock-based compensation: 3M provides stock-based compensation to certain employees of the Food Safety Business. All stock-based awards, which include restricted stock units (“RSUs”) and stock options, are equity settled in 3M shares. The Food Safety Business recognizes expense for stock-based compensation over the vesting period of the eligible employees based on the grant-date fair value.
Comprehensive income: Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the Combined Statement of Comprehensive Income and the Combined Statement of Changes in Equity. Accumulated other comprehensive income (loss) is composed of foreign currency translation effects.
Foreign currency translation: Local currencies generally are considered the functional currencies for operations outside the United States. Assets and liabilities for operations in local currency environments are translated at month-end exchange rates of the period reported. Income and expense items are translated at average monthly currency exchange rates in effect during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income in equity.
Fair value measurements: The Food Safety Business follows ASC 820, Fair Value Measurements and Disclosures, with respect to assets and liabilities that are measured at fair value on a recurring basis and nonrecurring basis. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. For the periods presented, the Food Safety Business did not have any material measurements of applicable items. The carrying value of the Food Safety Business's accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short period of time to maturity or repayment.
Disclosures are required for certain assets and liabilities that are measured at fair value but are recognized and disclosed at fair value on a nonrecurring basis in periods subsequent to initial recognition. For the Food Safety Business, such measurements of fair value primarily relate to long-lived asset and goodwill impairments, which use level 3 inputs in the impairment analysis. There were no long-lived asset or goodwill impairments for the years presented.

Leases: The Food Safety Business determines if an arrangement is a lease upon inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to control the use of an asset includes the right to obtain substantially all of the economic benefits of the underlying asset and the right to direct how and for what purpose the asset is used.
Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is the Food Safety Business’s incremental borrowing rate or, if available, the rate implicit in the lease. The Food Safety Business determines the incremental borrowing rate for leases using a portfolio approach based primarily on the lease term and the economic environment of the applicable country or region.
As a lessee, Food Safety leases certain manufacturing and office space; vehicles; and equipment. Certain Food Safety lease agreements include rental payments adjusted annually based on changes in an inflation index. Food Safety’s leases do not contain material residual value guarantees or material restrictive covenants. Lease expense is recognized on a straight-line basis over the lease term.
Certain leases include one or more options to renew, with terms that can extend the lease term up to five years. The Food Safety Business includes options to renew the lease as part of the right of use lease asset and liability when it is reasonably certain the Food Safety Business will exercise the option. In addition, certain leases contain fair value purchase and termination options with an associated penalty. In general, the Food Safety Business is not reasonably certain to exercise such options.
For the measurement and classification of lease arrangement where the Food Safety Business is the lessee, the Food Safety Business groups lease and non-lease components into a single lease component for all underlying asset classes. Variable lease payments primarily include payments for non-lease components, such as maintenance costs, payments for leased assets used beyond their noncancelable lease term as adjusted for contractual options to terminate or renew, additional payments related to a subsequent adjustment in an inflation index, and payments for non-components such as sales tax.
The Food Safety Business operating lease costs, short-term lease costs, and income related to sub-lease activity for the periods presented is immaterial.
Pension and Postretirement Benefit Plans: Certain employees of the Food Safety Business participate in benefit plans administered and sponsored by 3M, including defined benefit plans and defined contribution plans. Pension benefits associated with these plans generally are based on each participant’s years of service, compensation, and age at retirement or termination. Where permitted by applicable law, 3M reserves the right to amend, modify, or discontinue the plans at any time.
3M has made deposits for its defined benefit plans with independent trustees. Trust funds and deposits with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. For its U.S. postretirement health care and life insurance benefit plans, 3M has set aside amounts at least equal to annual benefit payments with an independent trustee.
Food Safety participates in 3M’s plans as though they are participants in a multiemployer plan of 3M. An allocated portion of the cost associated with the multiemployer plan is reflected in the Combined Financial Statements and any net assets or obligations associated with the multiemployer plan are retained by 3M and recorded on 3M’s balance sheet. The allocated cost associated with the multiemployer plans reflected in these financial statements is not material for the years presented.
3M net investment: The Food Safety Business’s equity on the Combined Balance Sheet represents 3M’s net investment in the Food Safety Business and is presented as parent company net investment in lieu of stockholders’ equity. The Combined Statement of Changes in Equity includes the change in cumulative net investment by 3M in the Business during the period, including any prior net income attributable to the Business. Additionally, 3M net investment includes assets and liabilities that have historically been held at 3M but are specifically identifiable or otherwise attributable to the Food Safety Business. All transactions reflected in “3M net investment” in the accompanying Combined Balance Sheet have been considered cash receipts and payments within financing activities in the Combined Statement of Cash Flows.

Income taxes: The combined operations of the Food Safety Business are treated as if it was a separate taxpayer (i.e., following the separate return methodology). The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Food Safety Business records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. The Food Safety Business recognizes and measures its uncertain tax positions based on the rules under ASC 740, Income Taxes.
Earnings per share: Earnings per share data has not been presented in the accompanying Combined Financial Statements because the Food Safety Business does not operate as a separate legal entity with its own capital structure.
Segment reporting: The individual functioning as the Food Safety Business’s chief operating decision maker regularly reviews primary profitability information on an aggregate basis for purposes of evaluating financial performance, making operating decisions, and allocating resources. Accordingly, the Food Safety Business operates in one operating and reportable segment.
Note 3 – New Accounting Pronouncements
The Food Safety Business adopted ASU No. 2016-02 and related standards (collectively “ASC 842, Leases” or “ASC 842”), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Food Safety Business elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of 3M net investment in the period of adoption. Adoption of this ASU did not have a material impact on the financial statements for the Food Safety Business.
In July 2021, the FASB issued ASU No. 2021-05, Lessors-Certain Leases with Variable Lease Payments, which revised the guidance of ASC 842 specifically related to lessor’s classification of leases with variable lease payments that do not depend on a reference index or a rate. This ASU aligns the treatment of these leases to be consistent with prior guidance in that lessors should classify and account for these leases as operating leases if both of the following criteria are met: (1) the lease would have been classified as a sales-type or a direct financing lease, and (2) the lessor would have otherwise recognized a day-one loss. The Food Safety Business elected to early adopt this standard in 2021 and applied the standard retrospectively to leases that commenced or were modified on or after the adoption of Update 2016- 02. The adoption of this ASU did not have a material impact on the financial statements for the Food Safety Business.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASC 740”). This ASU simplifies the accounting for income taxes by, among other things, eliminating certain existing exceptions related to the general approach in ASC 740 relating to franchise taxes, reducing complexity in the interim-period accounting for year-to-date loss limitations and changes in tax laws, and clarifying the accounting for transactions outside of business combination that result in a step-up in the tax basis of goodwill. The transition requirements are primarily prospective and the effective date for the Food Safety Business was January 1, 2021. The adoption of this ASU did not have a material impact on the financial statements for the Food Safety Business.
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which revised guidance for the accounting for credit losses on financial instruments within its scope, and through March 2020 issued ASUs that amended the standard (ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, and ASU No. 2020-03). The new standard introduced an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modified the impairment model for available-for-sale debt securities. The new approach to estimating credit losses (referred to as the current expected credit losses model) applies to most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, loans, held-to-maturity debt securities, net investments in leases and off-balance-sheet credit exposures. For the Food Safety Business, this ASU was effective January 1, 2020. Adoption of this ASU did not have a material impact due to the nature and extent of the Food Safety Business’s financial instruments in scope for this ASU (primarily accounts receivable) and the historical, current and expected credit quality of its customers as of the date of adoption.

Note 4 – Revenues
Disaggregated revenue information:
The Food Safety Business is organized, managed, and internally grouped as a single segment. The Food Safety Business’s revenue primarily consists of sales of consumable products. The Food Safety Business views the following disaggregated disclosures as useful to understanding the composition of revenue recognized during the respective reporting periods.
	Year ended December 31,
Net Sales (In thousands of U.S. dollars)	2021	2020	2019
Indicator Testing	$199,677	$182,219	$188,676
Hygiene Monitoring	61,617	58,195	56,265
Sample Handling	57,089	52,981	52,045
Pathogen Detection	42,574	36,769	34,397
Allergen Testing	7,431	6,600	5,705
Total Food Safety	$368,388	$336,764	$337,088
On a geographic basis, sales are generally reported within the geographic area where the final sales to customers of the Food Safety Business are made.
	Year ended December 31,
Net Sales (In thousands of U.S. dollars)	2021	2020	2019
Americas	$206,682	$189,934	$188,992
Asia Pacific	110,058	99,082	101,673
Europe, Middle East and Africa	51,648	47,748	46,423
Total Food Safety	$368,388	$336,764	$337,088
Americas included United States net sales to customers of $122,439 thousand, $115,450 thousand and $110,444 thousand in 2021, 2020, and 2019, respectively.
Note 5 – Goodwill and Intangible Assets
Goodwill
Goodwill includes amounts recognized by 3M in connection with its historical business acquisitions made by the Food Safety Business. There have been no historical impairments recorded against the goodwill recognized.
(In thousands of U.S. dollars)
Balance at December 31, 2019	$80,659
Translation impact	972
Balance at December 31, 2020	$81,631
Translation impact	(585)
Balance at December 31, 2021	$81,046
Acquired Intangible Assets
The carrying amount and accumulated amortization of acquired intangible assets as of December 31, follow:
(In thousands of U.S. dollars)	2021	2020
Customer related intangible assets	$3,070	$3,070
Other technology-based intangible assets	2,373	2,373
Other amortizable intangible assets	538	538
Total gross carrying amount	$5,981	$5,981

Accumulated amortization — customer related	(1,330)	(1,023)
Accumulated amortization — other technology-based	(935)	(719)
Accumulated amortization — other	(466)	(359)
Total accumulated amortization	$(2,731)	$(2,101)
Total intangible assets — net	$3,250	$3,880

Amortization expense for the years ended December 31 follows:
(In thousands of U.S. dollars)	2021	2020	2019
Amortization expense	$630	$630	$630
Expected amortization expense for acquired amortizable intangible assets recorded as of December 31, 2021 follows:
(In thousands of U.S. dollars)	2022	2023	2024	2025	2026	After 2026
Amortization expense	$594	$523	$523	$523	$523	$564
The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets and other events.
Note 6 – Related Party Transactions, Corporate Allocations, and Net 3M Investment
Related party transactions
The Food Safety Business has not entered into any related party transactions apart from those described below related to 3M. The Food Safety Business has not historically entered into material arrangements with other divisions of 3M.
Corporate allocations
The Combined Statement of Income includes general corporate expenses of 3M for services provided by 3M for certain corporate and shared service functions that are provided on a centralized basis, including the use of shared assets. As stated in the Basis of Presentation section of Note 1, these expenses have been allocated to the Food Safety Business on the basis of revenue, headcount or other relevant measures.
3M expense allocations were recorded in the Combined Statement of Income within the following captions:
	Year ended December 31,
(In thousands of U.S. dollars)	2021	2020	2019
Cost of sales	$1,502	$3,512	$4,053
Selling, general and administrative expenses	38,607	39,750	40,183
Research, development and related expenses	7,449	5,810	6,215
Total	$47,558	$49,072	$50,451
Note 7 – Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following as of December 31:
(In thousands of U.S. dollars)	2021	2020
Property, plant and equipment - at cost
Buildings and leasehold improvements	$5,108	$5,205
Machinery and equipment	42,572	40,640
Construction in progress	3,515	2,552
Other fixed assets	3,399	2,940
Gross property, plant and equipment	54,594	51,337
Accumulated depreciation	(31,032)	(28,351)
Property, plant and equipment – net	$23,562	$22,986

Depreciation expense for the years presented are as follows:
(In thousands of U.S. dollars)	2021	2020	2019
Depreciation expense	$4,009	$3,907	$3,583
As of December 31, long lived assets comprised of property, plant and equipment, net, operating lease right of use assets, and other long-lived assets are located in the following regions, which represents the region that the asset physically resides:
(In thousands of U.S. dollars)	2021	2020
Americas	$12,569	$12,288
Asia Pacific	1,123	964
Europe, Middle East and Africa	12,562	12,802
Total Company	$26,254	$26,054
United States long lived assets were $10,650 and $11,008 thousand at December 31, 2021 and 2020, respectively. United Kingdom long lived assets were $3,806 and $4,416 thousand at December 31, 2021 and 2020, respectively. Poland long lived assets were $8,432 and $7,835 thousand at December 31, 2021 and 2020, respectively.
Note 8 – Income Taxes
See Note 2 “Significant Accounting Policies” for a description of the Food Safety Business’s accounting policies and carve-out methodology on income taxes. The components of income before income taxes were:
(In thousands of U.S. dollars)	2021	2020	2019
United States	$75,892	$91,202	$90,189
International	41,560	26,007	26,094
Total	$117,452	$117,209	$116,283
The provision for income taxes consists of the following:
(In thousands of U.S. dollars)	2021	2020	2019
Current tax expense
Federal	$15,253	$16,170	$13,759
State	3,331	3,539	4,109
International	8,222	4,955	5,776
Deferred tax expense
Federal	(2,713)	603	782
State	(326)	73	110
International	(47)	(103)	(31)
Total	$23,720	$25,237	$24,505
The net deferred tax assets included in the Combined Balance Sheet consist of the following as of December 31:
(In thousands of U.S. dollars)	2021	2020
Deferred tax assets:
Accrued expenses	814	623
Stock-based compensation	896	384
Net operating losses	4,014	2,192
Foreign tax credits	722	653
Inventory reserves	304	249
Lease liability	321	348
Prepaid royalty	2,376	—
Other deferred tax assets	1,464	1,455
Gross deferred tax assets	10,911	5,904
Valuation allowance	(4,716)	(2,856)
Total deferred tax assets	$6,195	$3,048

(In thousands of U.S. dollars)	2021	2020
Deferred tax liabilities:
Property, plant and equipment	(2,039)	(1,517)
Currency translation	—	(286)
Right of use asset	(328)	(372)
Total deferred tax assets	(2,367)	(2,175)

Net deferred tax assets	$3,828	$873
Total deferred tax assets and total deferred tax liabilities are separately reported in the Combined Balance Sheet.
As of December 31, 2021 and 2020, the Food Safety Business had federal tax credit carryovers of $722 thousand and $653 thousand, respectively, and international tax-effected net operating losses of approximately $4,014 thousand and $2,192 thousand, respectively, with all amounts before limitation impacts and valuation allowances. Federal tax attributes will expire after one to ten years and international tax-effected net operating losses after one year to an indefinite carryover period. As of December 31, 2021 and 2020, the Food Safety Business has provided $4,716 thousand and $2,856 thousand of valuation allowances, respectively, against certain of those deferred tax assets based upon management’s determination that it is more-likely-than-not that the tax benefits related to these assets will not be realized.
The difference between the U.S. statutory income tax rate and the effective income tax rate is as follows:
	2021	2020	2019
U.S. Statutory income tax rate	21.0%	21.0%	21.0%
State income taxes - net of federal benefit	2.0	2.4	2.9
Foreign rate differential	(2.8)	(2.4)	(1.0)
US international income inclusions	2.9	2.2	0.8
Foreign derived intangible income (FDII)	(3.7)	(3.1)	(3.0)
U.S. research and development credit	(0.5)	(0.8)	(1.1)
Liabilities for uncertain tax positions	1.1	0.6	0.5
Changes in valuation allowances	1.4	1.1	1.3
All other - net	(1.2)	0.5	(0.3)
Effective income tax rate	20.2%	21.5%	21.1%
The effective income tax rate for 2021 was 20.2%, compared to 21.5% in 2020, a decrease of 1.3 percentage points. The primary factor that decreased the effective income tax rate for 2021 included the U.S. and international geographical income mix in addition to favorable adjustments in 2021 related to impacts of U.S. international tax provisions. The effective income tax rate for 2020 was 21.5%, compared to 21.1% in 2019, an increase of 0.4 percentage points. The primary factor that increased the effective income tax rate for 2020 included the U.S. and international geographical income mix.
The Food Safety Business recognizes the amount of income tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Changes in unrecognized tax benefits (UTB) impacting the provision for income taxes of the Food Safety Business have been reflected in the Combined Statement of Income. Interest and penalties are also recognized in the provision for income taxes in the Combined Statement of Income. Because the Food Safety Business is not legally and directly liable for the liability for uncertain tax positions, unrecognized tax benefits and interest and penalties are charged to 3M net investment. As such, the Food Safety Business does not anticipate the unrecognized tax benefits to increase or decrease significantly in the next twelve months. The operations of the Food Safety Business are subject to income tax examination by taxing authorities in the jurisdictions in which 3M files income tax returns.
(In thousands of U.S. dollars)	2021	2020	2019
Gross UTB Balance at January 1	—	—	—

Additions based on tax positions related to the current year	1,248	680	636
Additions for tax positions of prior years	—	—	—
Additions related to recent acquisitions	—	—	—
Reductions for tax positions of prior years	—	—	—

(In thousands of U.S. dollars)	2021	2020	2019
Settlements	—	—	—
Reductions due to lapse of applicable statute of limitations	—	—	—
Reductions for amounts recorded to 3M net investment	(1,248)	(680)	(636)

Gross UTB Balance at December 31	—	—	—
UTB that would impact the effective tax rate at December 31	—	—	—
As of December 31, 2021, the Food Safety Business has approximately $31,175 thousand of undistributed earnings in its foreign subsidiaries that are no longer considered permanently reinvested. The incremental tax cost to repatriate these earnings to the U.S. was immaterial. The Food Safety Business has not provided deferred taxes on approximately $18,048 thousand of undistributed earnings from non-U.S. subsidiaries which are indefinitely reinvested in operations. Because of the multiple avenues by which to repatriate the earnings to minimize tax cost, and because a large portion of these earnings are not liquid, it is not practical to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely.
Note 9 – Financing Arrangements
In December 2021, Garden SpinCo entered into a $1 billion debt financing commitment (the “bridge commitment”) related to the Transactions. This bridge commitment provides potential bridge financing (the “bridge facility”) for the Food Safety Business's payment of approximately $1 billion of consideration, subject to closing and other adjustments, to 3M under the terms of the Transactions. If the bridge facility is funded in connection with the consummation of the Transactions, amounts outstanding thereunder will mature 364 days following the borrowing date, and the bridge facility is subject to mandatory commitment reductions and repayments in certain circumstances. The bridge commitment was undrawn at December 31, 2021 and accrued interest and fees, as applicable, thereon are not material to the financial statements. Upon consummation of the Transactions, obligations under the bridge commitment and, if funded, the bridge facility will remain with Garden SpinCo, which will become a subsidiary of Neogen.
Note 10 – Commitments and Contingencies
Legal Proceedings: The Food Safety Business is involved in certain claims and lawsuits including but not limited to products liability (involving products that the Food Safety Business now or formerly manufactured and sold), intellectual property, and environmental laws in the United States and other jurisdictions. From time to time, the Food Safety Business also receives subpoenas, investigative demands, or requests for information from various government agencies. Such requests can also lead to the assertion of claims or the commencement of administrative, civil or criminal legal proceedings against the Food Safety Business and others, as well as to settlements. The outcomes of legal proceedings and regulatory matters are often difficult to predict. Any determination that the Food Safety Business’s operations or activities are not, or were not, in compliance with applicable laws or regulations could result in the imposition of fines, civil or criminal penalties, and equitable remedies, including disgorgement, suspension or debarment or injunctive relief. While uncertainty does exist, in the opinion of management and its counsel, the ultimate resolution of the various lawsuits and claims will not materially affect the Food Safety Business’s combined results of operations and financial condition.
Warranties/Guarantees: The Food Safety Business has not issued any material financial guarantees of loans with third parties or other guarantee arrangements. Furthermore, the Food Safety Business does not disclose information on its product warranties, as management considers the balance immaterial to its combined results of operations and financial condition.
Note 11 – Subsequent Events
These Combined Financial Statements are derived from the Consolidated Financial Statements of 3M Company, which issued its annual financial statements for the fiscal year ended December 31, 2021 on February 9, 2022. Accordingly, the Food Safety Business has evaluated recognizable subsequent events through the date of February 9, 2022 and non-recognizable subsequent events through March 17, 2022, the date these financial statements were available for issuance. There were no material subsequent events.

Annex A

Execution Version
AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 13, 2021

by and among

3M COMPANY,

GARDEN SPINCO CORPORATION,

NEOGEN CORPORATION

and

NOVA RMT SUB, INC.

A-ii

A-iii

A-iv

EXHIBITS
Exhibit A	Separation and Distribution Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Transition Contract Manufacturing Agreement
Exhibit F	Form of Transition Distribution Services Agreement
Exhibit G	Form of Parent Charter Amendment
Exhibit H	Form of Parent Bylaw Amendment
Exhibit I	Asset Purchase Agreement
Exhibit J	Form of Transitional Trademark License Agreement
Exhibit K	Form of Clean-Trace™ Agreement
Exhibit L	Form of Intellectual Property Cross-License Agreement
A-v

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 13, 2021, is entered into by and among 3M Company, a Delaware corporation (the “Company”), Garden SpinCo Corporation, a Delaware corporation and wholly owned Subsidiary of the Company (“SpinCo”), Neogen Corporation, a Michigan corporation (“Parent”), and Nova RMT Sub Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”
WHEREAS:
(1) SpinCo is a wholly owned, direct Subsidiary of the Company;
(2) contemporaneously with the execution of this Agreement, the Company, SpinCo and Parent are entering into the Separation and Distribution Agreement, pursuant to which the Company will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the SpinCo Entities;
(3) prior to the Distribution, in consideration of the transfer to SpinCo of the SpinCo Assets contemplated by the Reorganization, SpinCo will (a) make a cash payment to the Company in an aggregate amount equal to the SpinCo Payment and (b) if applicable, transfer to the Company the SpinCo Exchange Debt in an aggregate principal amount equal to the Above Basis Amount;
(4) upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, the Company will either (a) distribute all of the shares of SpinCo Common Stock to the Company shareholders without consideration on a pro rata basis (the “One-Step Spin-Off”), or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of Company Common Stock and, in the event that the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”);
(5) the disposition by the Company of 100% of the SpinCo Common Stock, whether by way of the One-Step Spin-Off or the Exchange Offer (followed by any Clean-Up Spin-Off) is referred to as the “Distribution,” and the Distribution together with the Reorganization is referred to as the “Separation”;
(6) following the Separation, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation, upon the terms and subject to the conditions set forth herein;
(7) the board of directors of Parent (the “Parent Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock pursuant to the Merger (the “Parent Share Issuance”), the Parent Charter Amendment and the Parent Bylaw Amendment, are fair to and in the best interests of Parent and its shareholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the shareholders of Parent approve the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment (the “Parent Board Recommendation”), and (d) directed that each of the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment be submitted to a vote at a meeting of Parent’s shareholders;
(8) the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;
(9) the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger;
(10) the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the

Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement); and
(11) it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” under Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” for purposes of Section 368 of the Code.
NOW, THEREFORE:
In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I

DEFINITIONS
Section 1.1 Definitions. As used herein, the following terms have the following meanings:
(1) “Above Basis Amount” has the meaning set forth in the Separation and Distribution Agreement.
(2) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and use provisions that are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting Parent’s compliance with its obligations under this Agreement.
(3) “Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving as a party any Governmental Authority.
(4) “Adverse Law Event” means (i) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Tax-Free Status, (ii) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Tax-Free Status or (iii) the failure by the IRS to issue any ruling (other than any (A) Code Section 355(e) “counting” ruling not related to the matters set forth in Section 1.1(4) of the SpinCo Disclosure Schedule, (B) any such ruling in connection with the Debt Exchange (a “Debt Exchange Ruling”) if the IRS has issued a satisfactory ruling addressing the nonqualified preferred stock referred to in Section 6.02(d) of the Tax Matters Agreement (an “NQPS Ruling”) or (C) an NQPS Ruling if the IRS has issued a satisfactory Debt Exchange Ruling) requested in the IRS Ruling Request.
(5) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Parent shall include the SpinCo Entities.
(6) “Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the Disclosure Schedules), as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.
(7) “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(8) “Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of the date hereof, between the Company and Parent, attached as Exhibit I to this Agreement.
(9) “Balance Sheet Date” means June 30, 2021.
(10) “Basis Amount” has the meaning set forth in the Separation and Distribution Agreement.

(11) “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and compensation plan, program, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other benefit plan program, agreement, policy or other arrangement, in each case, that is maintained for the benefit of current and/or former directors, officers, consultants or employees, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.
(12) “Books and Records” has the meaning set forth in the Separation and Distribution Agreement.
(13) “Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, Lansing, Michigan or St. Paul, Minnesota.
(14) “Clean-Trace™ Agreement” means the Distribution Agreement in substantially the form attached as Exhibit K to this Agreement to be entered into between the Company and SpinCo at or prior to the Distribution Time.
(15) “Code” means the Internal Revenue Code of 1986, as amended.
(16) “Collective Bargaining Agreement” means a collective bargaining agreement or a master labor contract.
(17) “Commercial Food Safety Applications” means (x) finished products, raw materials (including water), or in-process products, materials, or samples, in each case, used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including materials for pet consumption); (y) physical surfaces in facilities used in connection with commercial development, processing, or production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption); and (z) clean-in-place final rinse water used in the commercial processing or commercial production of food, beverages (excluding household tap or municipal water, but including bottled water), nutraceuticals and nutritional supplements, or animal feed (including material for pet consumption).
(18) “Company Benefit Plan” means each Benefit Plan that (a) is or has been maintained, sponsored, contributed to or entered into by the Company or any of its Affiliates for the benefit of any SpinCo Employee or Former SpinCo Employee and (b) that is not a SpinCo Benefit Plan.
(19) “Company Business” has the meaning set forth in the Separation and Distribution Agreement.
(20) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.
(21) “Company Distribution Tax Representations” means the representations of an officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to EY and WLRK, delivered to EY and WLRK in connection with the Distribution Tax Opinions.
(22) “Company Material Adverse Effect” means any change, event, development, condition, occurrence or effect that has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to, materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation.
(23) “Company Representatives” means all individuals who, as of the Closing Date, are employed by the Company or any of its Subsidiaries and were directly involved in the transactions contemplated hereby, directly supervised one or more SpinCo Employees immediately prior to the Closing.
(24) “Company SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by the Company or SpinCo with the SEC since January 1, 2019.

(25) “Company Tax Opinions” means the Distribution Tax Opinions and the Company Merger Tax Opinion.
(26) “Confidentiality Agreement” means that certain Confidentiality Agreement, by and between Parent and the Company, dated as of October 11, 2019, as amended on December 12, 2021.
(27) “Consent” means any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.
(28) “Contract” means any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument; provided that Contract shall not include any Company Benefit Plan or any Parent Benefit Plan.
(29) “Contribution” has the meaning set forth in the Separation and Distribution Agreement.
(30) “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.
(31) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.
(32) “Debt Exchange” means the exchange by the Company of SpinCo Exchange Debt in an aggregate principal amount equal to the Above Basis Amount for outstanding Company Exchange Debt.
(33) “DGCL” means the Delaware General Corporation Law.
(34) “Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.
(35) “Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.
(36) “Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(37) “Environmental Laws” means any Law relating to pollution or protection of the environment or human health and safety.
(38) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
(39) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(40) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(41) “Exchange Ratio” means the greater of (x) 108,185,928 or (y) the product of (i) the number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) 1.00400802, in the case of each of clauses (x) or (y), divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.
(42) “Excluded Assets” has the meaning set forth in the Separation and Distribution Agreement.
(43) “Excluded Information” has the meaning set forth in the Debt Commitment Letter as in effect as of the date hereof.
(44) “Excluded Liabilities” has the meaning set forth in the Separation and Distribution Agreement.
(45) “EY” means Ernst & Young LLP.
(46) “Foreign Benefit Plan” means any Benefit Plan that is maintained (i) primarily for the benefit of employees outside the United States or (ii) pursuant to the Laws of a country other than the United States.

(47) “Former SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.
(48) “Fraud” means any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, with the actual intent to induce the other Party to rely upon the inaccuracy and such other Party having reasonably relied upon such inaccuracy.
(49) “GAAP” means generally accepted accounting principles in the United States.
(50) “Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory or self-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.
(51) “Hazardous Material” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, or any other substance, material or waste that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials and polychlorinated biphenyls.
(52) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
(53) “Intellectual Property Rights” has the meaning set forth in the Separation and Distribution Agreement.
(54) “Intellectual Property Cross-License Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(55) “Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.
(56) “Intervening Event” means any event, development or change in circumstances with respect to Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries (taken as a whole) first occurring or coming to the attention of the Parent Board after the date of this Agreement and prior to obtaining the Parent Shareholder Approval, and which was not known by, and would not reasonably be expected to have been foreseeable to, the Parent Board as of or prior to the date of this Agreement (or which was known or reasonably foreseeable, but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal, (b) any events, developments or changes in circumstances of the Company or the SpinCo Entities, (c) the status of the Merger under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of Parent Common Stock (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (e) meeting or exceeding internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause thereof, unless such underlying cause would otherwise be excepted by another clause of this definition), (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices), (g) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, (h) the COVID-19 pandemic, including any changes related thereto or (i) any events, developments or changes in circumstances related to, or any consequences of, the foregoing, constitute or be deemed to contribute to an Intervening Event.
(57) “Inventory” has the meaning set forth in the Separation and Distribution Agreement.
(58) “IRS” means the United States Internal Revenue Service.
(59) “IRS Ruling” means a private letter ruling from the IRS regarding such matters germane to the U.S. federal income Tax consequences of the Separation, Contribution, Distribution and Merger and any related transactions as the Company may determine in good faith consultation with Parent.
(60) “IRS Ruling Request” means the request for the IRS Ruling that will be submitted by the Company to the IRS.

(61) “Knowledge” means (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(a) of the SpinCo Disclosure Schedule, after reasonable inquiry, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Schedule, after reasonable inquiry, and (c) with respect to Parent, the actual knowledge of the persons set forth in Section 1.1(a) of the Parent Disclosure Schedule, after reasonable inquiry.
(62) “Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.
(63) “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).
(64) “Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, exclusive license, purchase option, right of first refusal, security interest or other lien of any kind.
(65) “Marketing Period” shall mean the first period of ten (10) consecutive Business Days throughout which (i) the Company and Parent shall have received the Required Information, (ii) the conditions set forth in Section 3.2(e) and Section 3.2(f) of the Separation and Distribution Agreement shall have been satisfied or waived by the Company and (iii) solely with respect to any period prior to August 1, 2022, the condition set forth in Section 8.1(a)(i) shall have been satisfied or (to the extent permitted by applicable Law) waived by the Company or Parent; provided that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (x) the applicable auditors shall have withdrawn any audit opinion contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by such auditors or another independent public accounting firm reasonably acceptable to the Company and Parent, (y) the financial statements included in the Required Information that is available to the Company and Parent on the first day of the Marketing Period would be deemed stale or otherwise unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act on the last day of such period in which case the Marketing Period shall not be deemed to commence until the receipt by the Company and Parent of updated Required Information that would not be deemed stale or otherwise unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act on the last day of such new ten (10) consecutive Business Day period or (z) the Company or SpinCo issues a public statement indicating its intent to restate any historical financial statements included in the Required Information or that any such restatement is under consideration in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed or such party has announced that it has concluded that no restatement shall be required; provided, further, that the Marketing Period shall end on any earlier date that is the date on which (A) the Financing and/or the Permanent Financing are funded in full or (B) the Debt Exchange is consummated. If the Company shall in good faith reasonably believe that the Required Information has been provided and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (specifying the date upon which it believes such delivery of Required Information was made and the Marketing Period has commenced), in which case the Required Information shall have be deemed to have been delivered, and such ten (10) consecutive Business Day period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Required Information has not been delivered or the Marketing Period has not commenced in accordance with the preceding sentence and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating in good faith and with specificity which items of Required Information have not been delivered or the reason the Marketing Period has not commenced). Notwithstanding the foregoing, (i) if the Marketing Period shall not have been completed on or prior to August 19, 2022, then it shall not commence until September 6, 2022, (ii) if the Marketing Period shall not have been completed on or prior to December 16, 2022, then it shall not commence until January 3, 2023 and (iii) October 10, 2022, November 11, 2022 and November 25, 2022 shall not be considered Business Days for the purpose of the definition of Marketing Period.
(66) “Merger Tax Opinions” means the Company Merger Tax Opinion and the Parent Merger Tax Opinion.

(67) “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.
(68) “Non-Transferred Employee Company Representative” means any employee of the Company or any of its Subsidiaries (other than a SpinCo Employee) who is involved in any business of the Company or any of its Subsidiaries that shares one or more facilities with the SpinCo Business.
(69) “NYSE” means the New York Stock Exchange.
(70) “Offer Letters” means, collectively, the French Offer Letter, the Belgian Offer Letter and the Dutch Offer Letter (in each case as defined in the Asset Purchase Agreement).
(71) “Open Source Software” means any software that is subject to or licensed, provided or distributed under, any license meeting the Open Source Definition (as promulgated by the Open Source Initiative as of the date of this Agreement) or the Free Software Definition (as promulgated by the Free Software Foundation as of the date of this Agreement) or any similar license for “free,” “publicly available” or “open source” software, including the GNU General Public License, the Lesser GNU General Public License, the Apache License, the BSD License, Mozilla Public License (MPL), the MIT License or any other license that includes similar terms.
(72) “Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.
(73) “Parent Benefit Plan” means each Benefit Plan that is or has been maintained, sponsored, contributed to or entered into by Parent or any of its Affiliates for the benefit of their respective current or former employees.
(74) “Parent Business” means the respective businesses of Parent and its Subsidiaries as conducted as of the date hereof.
(75) “Parent Common Stock” means the common stock, par value $0.16 per share, of Parent.
(76) “Parent Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of November 30, 2016, between Parent and JPMorgan Chase Bank, N.A., as amended, restated, supplemented or otherwise modified to the date hereof.
(77) “Parent Datasite” means the datasite established by Parent for purposes of due diligence of Parent and the Parent Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Company).
(78) “Parent Disclosure Schedule” means the Disclosure Schedule delivered by Parent to the Company and SpinCo on the date hereof and identified as such.
(79) “Parent Distribution Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to EY and WLRK, delivered to EY and WLRK in connection with the Distribution Tax Opinions.
(80) “Parent Intellectual Property” means the Intellectual Property Rights owned by Parent or any of its Subsidiaries.
(81) “Parent IT Assets” means all systems, networks, hardware, or Software that is not a product or component of a product sold or licensed to customers by the Parent Business, including computers, servers, workstations, tablets, phones, servers, blades, peripheral devices, data centers, and equipment and infrastructure related to the foregoing.
(82) “Parent LTI Awards” means, collectively, Parent Options, Parent RSU Awards, and Parent Performance Unit Awards

(83) “Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a Parent Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which Parent and the Parent Subsidiaries operate, (vii) any changes resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the credit rating of Parent (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (x) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (xi) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures) or (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), if such changes, events, developments, conditions, occurrences or effects disproportionately impact Parent and the Parent Subsidiaries, taken as a whole, as compared to other participants in similar industries in which Parent and the Parent Subsidiaries conduct their businesses, only the incremental disproportionate impact thereof may be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, the ability of Parent to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation.
(84) “Parent Option” means an option to purchase Parent Common Stock granted under a Parent Stock Plan.
(85) “Parent Owned Real Property” means all real property owned by Parent or any of its Subsidiaries.
(86) “Parent Performance Unit Award” means a performance stock unit award granted under a Parent Stock Plan.
(87) “Parent Registration Statement” means the registration statement on Form S-4 to be filed by Parent with the SEC to effect the registration under the Securities Act of the issuance of the shares of Parent Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).
(88) “Parent RSU Award” means a restricted stock unit award granted under a Parent Stock Plan.

(89) “Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC since May 31, 2019.
(90) “Parent Shareholder Approval” means the approval of (a) the Parent Share Issuance at the Parent Shareholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of Parent Common Stock entitled to vote thereon, (b) the Parent Charter Amendment at the Parent Shareholders Meeting by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon and (c) the Parent Bylaw Amendment at the Parent Shareholders Meeting by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon.
(91) “Parent Stock Plan” means the Neogen Corporation 2018 Omnibus Incentive Plan, the Neogen Corporation 2015 Omnibus Incentive Plan and the Neogen Corporation 2007 Stock Option Plan (as amended).
(92) “Parent Subsidiaries” means all direct and indirect Subsidiaries of Parent. For the avoidance of doubt, following the Effective Time, the Parent Subsidiaries shall include the SpinCo Entities.
(93) “Parent Merger Tax Representations” means the representations of an officer of Parent, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK and Weil, delivered to WLRK and Weil in connection with the Merger Tax Opinions.
(94) “Parent Tax Representations” means the Parent Distribution Tax Representations and the Parent Merger Tax Representations.
(95) “Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.
(96) “Permitted Liens” means (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property Rights granted in the ordinary course of business consistent with past practice; (e) all encroachments, overlaps, overhangs, variations in area or measurement, rights of parties in possession, servitudes or easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record or any other similar matters not of record which would be disclosed by an accurate survey or physical inspection of the applicable real property (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the Financing or Permanent Financing; (l) restrictions on transfer resulting from securities Laws; and (m) Liens described on Section 1.1(b) of the SpinCo Disclosure Schedule or Section 1.1(b) of the Parent Disclosure Schedule.
(97) “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind.

(98) “Personal Information” means all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law or by the Company in any of its privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).
(99) “Privacy Laws” means any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers, and the use of Personal Information for marketing purposes.
(100) “Privacy Requirements” means all applicable Privacy Laws and all of the Company’s policies, notices, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information.
(101) “Product” has the meaning set forth in the Separation and Distribution Agreement.
(102) “Proxy Statement” means the proxy statement to be mailed to the shareholders of Parent relating to the Parent Shareholders Meeting, including any amendments or supplements thereto.
(103) “Qualified SpinCo Common Stock” means SpinCo Common Stock received by holders of Company Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.
(104) “Record Date” means the close of business on the date determined by the Company Board as the record date for determining stockholders of the Company entitled to receive shares of SpinCo Common Stock in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.
(105) “Reimbursement Obligations” means the sum of (a) all reasonable and documented losses, claims, damages, liabilities and expenses, and out-of-pocket third-party costs and expenses paid in cash by the Company, SpinCo or any of their respective Subsidiaries (collectively, “Indemnified Persons”) in connection with the Financing, any Permanent Financing or the Debt Exchange (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Debt Commitment Letter or the Financing Agreements or in connection with any Permanent Financing or the Debt Exchange, but not including any fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)) (provided that the Reimbursement Obligations shall not include any losses, claims, damages, liabilities or expenses (i) to the extent they have resulted from the willful misconduct, bad faith or gross negligence of any Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (ii) to the extent arising from a material breach of the obligations of such Indemnified Person under this Agreement or the Separation and Distribution Agreement (as determined by a court of competent jurisdiction in a final non-appealable decision)) and (b) all interest expense and fees paid in cash by SpinCo or any of its Subsidiaries on any of the Financing (whether pursuant to the Debt Commitment Letter, the Financing Agreements or otherwise), any Permanent Financing or the Debt Exchange with respect to any period, or on any date, at or prior to the Closing (for purposes of Section 2.8 of the Separation and Distribution Agreement) or the termination of this Agreement (for purposes of Section 7.6(f) of this Agreement); provided, that (i) any redemption premia, tender premia or consent fees required to redeem or repurchase indebtedness of the Company or any of its Subsidiaries with the net proceeds of the Company Exchange Debt, (ii) costs of preparation of the SpinCo Financial Information and the historical financial statements of the SpinCo Business and (iii) any costs or expenses related to the Company Exchange Debt shall be borne solely by the Company and shall not constitute “Reimbursement Obligations”.

(106) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into the environment.
(107) “Reorganization” has the meaning set forth in the Separation and Distribution Agreement.
(108) “Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.
(109) “Required Information” means the “Required Notes Information” (as defined in the Debt Commitment Letter as in effect as of the date hereof), or, solely if the Company has waived the condition set forth in Section 8.2(g)(i)(A), the “Required Bank Information” (as defined in the Debt Commitment Letter as in effect as of the date hereof), in each case of SpinCo and its Subsidiaries.
(110) “Requisite Regulatory Approvals” means the expiration or termination of the applicable waiting period under the HSR Act in connection with the Merger (and any extension thereof under the HSR Act) and all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods set forth on Section 1.1(c) of the Parent Disclosure Schedule.
(111) “Securities Act” means the Securities Act of 1933, as amended.
(112) “Separately Conveyed Assets” has the meaning set forth in the Separation and Distribution Agreement.
(113) “Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof among the Company, Parent and SpinCo, attached as Exhibit A to this Agreement.
(114) “Separation Step Plan” has the meaning set forth in the Separation and Distribution Agreement.
(115) “Software” has the meaning set forth in the Separation and Distribution Agreement.
(116) “Specified Tax Materials” has the meaning set forth in the Tax Matters Agreement.
(117) “SpinCo Contract” has the meaning set forth in the Separation and Distribution Agreement.
(118) “SpinCo Affiliate Contract” means any Contract, whether or not in writing, (a) between any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any SpinCo Entity, on the one hand, and the Company and/or any of its Subsidiaries (other than a SpinCo Entity), on the other hand; provided that for purposes of this definition, Contract shall not include any Company Benefit Plan.
(119) “SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.
(120) “SpinCo Benefit Plan” means each Benefit Plan that is (i) maintained, sponsored or contributed to solely by a SpinCo Entity or to which any SpinCo Entity is a party or under which any SpinCo Entity otherwise has any Liability or obligations, contingent or otherwise, or (ii) primarily for the benefit of SpinCo Employees and/or the Former SpinCo Employees.
(121) “SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.
(122) “SpinCo Business Assets” means the SpinCo Assets and the Separately Conveyed Assets.
(123) “SpinCo Business Records” has the meaning set forth in the Separation and Distribution Agreement.
(124) “SpinCo Common Stock” means the common stock, par value $0.01 per share, of SpinCo.
(125) “SpinCo Datasite” means the datasite established by the Company for purposes of due diligence of the SpinCo Entities and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Parent).
(126) “SpinCo Disclosure Schedule” means the Disclosure Schedule delivered by the Company and SpinCo to Parent on the date hereof and identified as such.
(127) “SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

(128) “SpinCo Employee List” has the meaning set forth in the Employee Matters Agreement.
(129) “SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to (or assuming the effect of, as applicable) the Reorganization.
(130) “SpinCo Financial Information” means, collectively, the unaudited, adjusted carve-out statement of revenue and expenses of the SpinCo Business for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the trailing twelve months ended June 30, 2021, and select balance sheet information of the SpinCo Business for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 and the trailing twelve months ended June 30, 2021, attached to Section 5.9 of the Seller Disclosure Schedules.
(131) “SpinCo IT Assets” has the meaning set forth in the Separation and Distribution Agreement.
(132) “SpinCo Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.
(133) “SpinCo Lender Parties” means the SpinCo Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.
(134) “SpinCo Lenders” means the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements in connection with the Financing or the Permanent Financing, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto.
(135) “SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement.
(136) “SpinCo Material Adverse Effect” means any change, event, development, condition, occurrence or effect that (a) has, or would reasonably be expected to have, individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, a material adverse effect on the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, individually or in the aggregate, a SpinCo Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Entities conduct their businesses, (vii) any changes resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, actions of Governmental Authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided, that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation and Distribution Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.2), (ix) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), or (x) any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any COVID-19 Measures); provided, that in the case of clauses (i), (ii), (iii), (iv), (v) and (vi), if such changes, events, developments, conditions, occurrences or effects disproportionately impact the SpinCo Entities or the SpinCo Business, taken as a whole, as compared to other participants in similar industries to the industries in which the SpinCo Business operates, only the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) individually or in the aggregate with any other changes, events, developments, conditions, occurrences or effects, has materially impaired, materially delayed or otherwise had a material adverse effect on, or would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, the ability of SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement, or to consummate the transactions contemplated hereby or thereby, including the Merger and the Separation.
(137) “SpinCo Merger Tax Representations” means the representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to WLRK and Weil, delivered to WLRK and Weil in connection with the Merger Tax Opinions.
(138) “SpinCo Payment” has the meaning set forth in the Separation and Distribution Agreement.
(139) “SpinCo Real Property” has the meaning set forth in the Separation and Distribution Agreement.
(140) “SpinCo Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by SpinCo with the SEC to effect the registration under the Exchange Act or the Securities Act, as applicable, of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.
(141) “SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization.
(142) “Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.
(143) “Support Obligations” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Affiliates (other than the SpinCo Entities) in support of any obligation of any SpinCo Entity, as set forth on Section 1.1(c) of the SpinCo Disclosure Schedule.
(144) “Tax Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(145) “Tax Returns” has the meaning set forth in the Tax Matters Agreement.
(146) “Taxes” has the meaning set forth in the Tax Matters Agreement.
(147) “Trade Secret” has the meaning set forth in the Separation and Distribution Agreement.
(148) “Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Asset Purchase Agreement, the Tax Matters Agreement, the Transition Contract Manufacturing Agreement, the Transition Distribution Services Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the Intellectual Property Cross-License Agreement, the Clean-Trace™ Agreement, the Real Estate License Agreement and the Offer Letters and, in each case, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.
(149) “Transaction Process” means all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Business Assets or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

(150) “Transactions” shall mean the Merger, the Separation, the Distribution and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.
(151) “Transition Contract Manufacturing Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(152) “Transition Distribution Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(153) “Transition Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(154) “Transitional Trademark License Agreement” has the meaning set forth in the Separation and Distribution Agreement.
(155) “Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.
(156) “Weil” means Weil, Gotshal & Manges LLP.
(157) “Willful Breach” means, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.
(158) “WLRK” means Wachtell, Lipton, Rosen & Katz.
Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Additional Parent SEC Documents	Section 6.8
Additional Requirements	Section 3.1(c)(i)
Agent Agreement	Section 3.2(a)
Alternative Financing	Section 7.6(b)
Alternative Notice	Section 7.9(c)
Applicable Percentage	Section 3.1(c)(i)
Binding Offer Jurisdiction	Section 7.23(b)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Clean-Up Spin-Off	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.18(i)
Company	Preamble
Company Board	Recitals
Company Designated Directors	Section 2.5(a)
Competing Proposal	Section 7.9(g)(i)
Debt Commitment Letter	Section 7.6(a)
Distribution	Recitals
Distribution Documents	Section 5.23
Distribution Tax Opinions	Section 7.3(a)
Effective Time	Section 2.3
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(a)
Exchange Offer	Recitals

Term	Section
Financing	Section 7.6(a)
Financing Agreements	Section 7.6(d)
Interim Period	Section 7.1
IRS Submission	Section 7.3(h)
Maximum Impacted Historical Revenue	Section 7.5(c)
Merger	Section 2.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Shareholder Approval	Section 7.25
Negotiation Period	Section 7.9(c)
One-Step Spin-Off	Recitals
Outside Date	Section 9.1(b)
Parent	Preamble
Parent Adverse Recommendation Change	Section 7.9(a)
Parent Audit Committee	Section 6.8(b)
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Bylaw Amendment	Section 2.6
Parent Charter Amendment	Section 2.6
Parent Foreign Benefit Plan	Section 6.17(j)
Parent Material Contracts	Section 6.14(a)
Parent Preferred Stock	Section 6.3(a)
Parent Share Issuance	Recitals
Parent Shareholders Meeting	Section 7.4(d)(i)
Parent Voting Debt	Section 6.3(b)
Parties	Preamble
Party	Preamble
PBGC	Section 5.18(e)
Permanent Financing	Section 7.6(g)
Remedies Exception	Section 4.2
Replacement Company Designee	Section 2.5(a)
Schedule TO	Section 7.4(a)
Section 409A	Section 5.18(c)
Section 7.23(b) Works Councils	Section 7.23(b)
Separation	Recitals
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo Foreign Benefit Plan	Section 5.18(a)
SpinCo Material Contracts	Section 5.15(a)
SpinCo Shareholder Approval	Section 5.24
SpinCo Voting Debt	Section 5.3(b)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Tax-Free Status	Section 7.3(a)
Termination Fee	Section 9.3(b)
Threshold Percentage	Section 3.1(c)(i)
Transaction Litigation	Section 7.13

Section 1.3 Interpretation.
(a) Unless the context of this Agreement otherwise requires:
(i) (a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (g) the word “or” shall be disjunctive but not exclusive; and (h) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”;
(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates.
(iii) references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder, and for the purposes of Section 8.1(e) of this Agreement, references to any Law shall not include any notice of an ongoing investigation by a Governmental Authority; and
(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.
(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.
(c) Nothing herein (including the SpinCo Disclosure Schedule and the Parent Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.
(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.
(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”
(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.
(i) All monetary figures shall be in United States dollars unless otherwise specified.
(j) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or materiality.
(k) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of the Company related to SpinCo, the SpinCo Business or the SpinCo Business Assets set forth herein shall be deemed to be made as if the transactions contemplated by the Separation and Distribution Agreement (including the Reorganization), the Asset Purchase Agreement and the agreements relating to the sales contemplated by the steps set forth under the heading “Foreign Asset Sale Steps—Category 1” in the Separation Step Plan have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder. The Parties acknowledge and agree that it is intended that (i) the SpinCo Assets be assigned, transferred and conveyed to, and the SpinCo Liabilities be assumed by, SpinCo in accordance with the terms and conditions of the Separation and Distribution Agreement, (ii) the Transferred Assets (as defined in the Asset Purchase Agreement) be assigned, transferred and conveyed to, and the Transferred Liabilities (as defined in the Asset Purchase Agreement) be assumed by, Parent or one or more designated Subsidiaries of Parent, in accordance with the terms and conditions of the Asset Purchase Agreement, and (iii) the assets that are specified to be transferred, and the liabilities that are specified to be assumed, pursuant to the steps set forth under the heading “Foreign Asset Sale Steps—Category 1” in the Separation Step Plan, shall be transferred and assumed by the entities specified in such steps, in each case upon the timing as specified in the relevant agreement or in the Separation Step Plan, with the result that following the completion of the Transactions, all of the SpinCo Business Assets will be assets of, and all of the specified categories of liabilities will be liabilities of, Parent or Subsidiaries of Parent (including the SpinCo Entities).
(l) The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Parent Datasite or the SpinCo Datasite) or (ii) are otherwise Parent SEC Reports or Company SEC Reports and made publicly available on the SEC’s EDGAR website by Parent or the Company, as applicable, in each case, not later than twenty-four hours prior to the execution of this Agreement.
ARTICLE II

THE MERGER
Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of Parent. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.
Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the first Business Day that is the first Business Day of a calendar month occurring at least three (3) Business Days after the first date on which the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Wachtell, Lipton, Rosen & Katz,

51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by the Company and Parent. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing), then the Closing shall occur instead on the first day that is the first Business Day of a calendar month occurring at least three (3) Business Days after the first date on which the conditions set forth in Article VIII (other than those, including the Separation, that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, following the earlier to occur of (a) any date before or during the Marketing Period as may be specified by Parent in prior written notice to the Company and (b) the final day of the Marketing Period, unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”
Section 2.3 Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Parent and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”) (provided that, for accounting purposes, the Merger shall be deemed effective as of 12:00:01 a.m., New York City time, on the first calendar day of the month in which the Closing occurs).
Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.
(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.
(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as determined by Parent prior to the Closing.
(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.
Section 2.5 Governance Matters.
(a) Parent shall procure that the Parent Board shall take all action necessary such that, effective as of the Effective Time, the Parent Board shall consist of ten (10) individuals, including two (2) individuals selected by the Company (the “Company Designated Directors”) that meet the requirements under the rules and regulations of NASDAQ to be considered independent directors on the Parent Board and who are reasonably acceptable to Parent, taking into account their skills and background and the composition and diversity of the Parent Board; provided that if, at any time prior to the second annual meeting of the Parent shareholders that occurs after the Effective Time, any of the Company Designated Directors is unable or unwilling to serve or is otherwise no longer serving as a member of the Parent Board, then the Company shall select a replacement individual who shall be reasonably acceptable to and approved by a majority of the Governance Committee of the Parent Board, taking into account the background and skills of such individual and the composition and diversity of the Parent Board (a “Replacement Company Designee”) to fill the vacancy created thereby. The two (2) Company Designated Directors will be placed in different classes on the Parent Board.
In addition, Parent shall cause each such Company Designated Director or Replacement Company Designee, as applicable, who is in the class of directors whose term is expiring at either the first annual meeting or second annual meeting of Parent shareholders to occur following the Effective Time, as applicable, to be included in the slate of nominees recommended by the Parent Board to Parent’s shareholders for election as directors at such annual meeting, and shall use no less rigorous efforts to cause the election of each such Company Designated Director or Replacement Company Designee, as applicable, including soliciting proxies in favor of the election of such Persons at such annual meetings, than the manner in which Parent supports all other nominees who are nominated by the Parent Board for election at such annual meetings.
(b) The committee assignments of the Parent Board from and after the Effective Time of each Company Designated Director or Replacement Company Designee shall be determined by the Governance Committee of the Parent Board.
Section 2.6 Organizational Documents of Parent. Subject to the approval of the Parent Charter Amendment by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon, Parent shall cause the certificate of incorporation of Parent as in effect immediately prior to the Effective Time to be amended as set forth on Exhibit G (the “Parent Charter Amendment”). Subject to the approval of the Parent Bylaw Amendment by the affirmative vote of a majority of the shares of Parent Common Stock outstanding and entitled to vote thereon, Parent shall cause the bylaws of Parent as in effect immediately prior to the Effective Time to be amended as set forth on Exhibit H (the “Parent Bylaw Amendment”)
ARTICLE III

CONVERSION OF SHARES
Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of the Company, SpinCo, Merger Sub or Parent:
(a) SpinCo Capital Stock and Merger Sub Common Stock.
(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, Section 3.1(c), with cash paid in lieu of fractional shares of Parent Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).
(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Parent or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.
(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).
(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Parent Common Stock or SpinCo Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or SpinCo Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than any changes in connection with the Reorganization and the Distribution; provided, that, nothing in this Section 3.1(a)(iv) shall be construed to permit the Company, SpinCo or Parent to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement (provided, that, in the case of SpinCo Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Separation or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off), the Company shall be entitled to cause the number of outstanding shares of SpinCo Common Stock to be an amount that it determines in its sole and absolute discretion).
(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b) Parent Common Stock. Each share of Parent Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.
(c) Exchange Ratio Adjustment.
(i) If the percentage of outstanding shares of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (the “Applicable Percentage”) would be less than 50.1% of all shares of the stock of Parent outstanding immediately following the consummation of the Merger (determined (i) after giving effect to the issuance of all shares of Parent Common Stock to be issued pursuant to Section 3.1(a) and (ii) without regard to any adjustment pursuant to this Section 3.1(c)(i)) (the “Threshold Percentage”), then the Exchange Ratio shall be increased to the minimum Exchange Ratio as shall be necessary in order for the number of shares of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock to equal the Threshold Percentage. For purposes of determining the outstanding stock of Parent for purposes of the prior sentence, such stock shall include any (A) Parent Common Stock, (B) instruments that are treated as stock for U.S. federal income Tax purposes and (C) stock that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into before the Merger as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (for the avoidance of doubt, taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)). For purposes of the foregoing clauses (A), (B) and (C), the following shall not be treated as outstanding stock of Parent: (I) any Parent LTI Award outstanding at the Effective Time, that was either (1) at the time of grant (and any subsequent transfer or modification), not in-the-money or otherwise substantially certain to be exercised or (2) issued in exchange for any Company LTI Award (for all purposes as used herein, as defined in the Employee Matters Agreement) and (II) any stock that may be issued after the Effective Time pursuant to the exercise or settlement of any Parent LTI Award that (1) was, on or prior to the Effective Time, a Parent LTI Award and was, at the time of grant (and any subsequent transfer or modification), not in-the-money or otherwise substantially certain to be exercised, and (x) the stock issued is issued in a transaction to which Section 83 or 421(a) or (b) of the Code applies, (y) is not excessive by reference to the services performed, and (z) is not issued to a person who is (or is part of coordinating group, within the meaning of Treasury Regulations Section 1.355-7(h)(4), which is) a controlling shareholder, within the meaning of Treasury Regulations Section 1.355-7(h)(3), or a ten-percent shareholder, within the meaning of Treasury Regulations Section 1.355-7(h)(14) (clauses (x), (y) and (z), the “Additional Requirements”), or (2) received in exchange for any Company LTI Award, determined without regard to any adjustment pursuant to this Section 3.01(c)(i).
(ii) If any increase in the Exchange Ratio pursuant to Section 3.1(c)(i) is required solely by reason of any actions taken by the Company or any of its Affiliates (other than any such actions required or expressly contemplated by the Transaction Documents (including the Separation Steps Plan)), then the amount of the SpinCo Payment distributed pursuant to the Separation and Distribution Agreement shall be decreased by an amount equal to the product of $40.12 multiplied by the number of additional shares of Parent Common Stock required to be issued pursuant to the Exchange Ratio adjustment set forth in Section 3.1(c)(i); provided, however, that notwithstanding anything to the contrary herein, any past or future repurchases of Company stock by the Company or any of its

Affiliates shall, for purposes of this Section 3.1(c)(ii), be considered and be deemed to be actions taken by the Company or any of its Affiliates that are not required or expressly contemplated by the Transaction Documents (including the Separation Steps Plan).
(iii) The determination as to whether the amount of Parent Common Stock to be received in the Merger by former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock meets the Threshold Percentage shall be made jointly by Parent and Company acting reasonably and in good faith and in consultation with their outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, Parent and the Company shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c) and (B) no later than ten (10) Business Days prior to the expected Closing Date, Parent and the Company shall (1) provide the other with any information that is reasonably necessary or reasonably requested by the other Party with respect to the calculation of the Applicable Percentage and (2) promptly thereafter, if such Party determines that the Threshold Percentage is not met, notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed adjustment required to the Exchange Ratio and the SpinCo Payment (if any), including reasonable supporting detail for any such calculations). Parent and the Company shall consider and discuss in good faith any adjustment to the Exchange Ratio or the SpinCo Payment proposed by the other Party and seek to determine the final amounts thereof no later than three (3) Business Days prior to the Closing Date.
Section 3.2 Surrender and Payment.
(a) Pursuant to Section 3.3 of the Separation and Distribution Agreement, the Exchange Agent shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution.
(b) Prior to the Effective Time, Parent shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) promptly after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of Parent Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from Parent, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment of or losses thereon shall relieve Parent from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, Parent shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of Parent. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Agent Agreement”).
(c) As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock as of immediately prior to the Effective Time, from the Exchange Fund, the shares of Parent Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares). Each holder of shares of SpinCo Common Stock as of immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of Parent Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to Parent Common Stock held by it from time to time hereunder or under the Agent Agreement.
(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared after the Effective Time with respect to Parent Common Stock shall be paid with respect to any shares of Parent Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of Parent Common Stock, there shall be paid to the record holder of such shares of Parent Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of Parent Common Stock and a payment date subsequent to the distribution of such whole shares of Parent Common Stock.
(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued on conversion of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of Parent. All fractional shares of Parent Common Stock that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Parent), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of Parent Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.
(f) No Further Ownership Rights in SpinCo Common Stock. All shares of Parent Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.
(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of SpinCo Common Stock on the one-year anniversary of the Effective Time shall be delivered to Parent, and any former holders of SpinCo Common Stock who have not received shares of Parent Common Stock in accordance with this Article III shall thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).
(h) No Liability. Neither the Company, the Surviving Corporation, Parent, Merger Sub, the Exchange Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Company Common Stock for shares of Parent Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.
(j) Tax Withholding. Parent, the Company, SpinCo, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 3.3 Appraisal Rights(a) . In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
RELATING TO THE COMPANY
Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the SpinCo Disclosure Schedule (to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty of the Company under this Article IV), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 4.1 Organization of the Company.
(a) The Company has been duly incorporated and is validly existing and in good standing as a Delaware corporation.
(b) The Company has all requisite corporate power and authority to own, lease and operate its properties and assets in the manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent and Merger Sub true and complete copies of the Organizational Documents of the Company as in effect on the date hereof. The Company is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.
Section 4.2 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), consummate the transactions contemplated hereby and thereby. Each of this Agreement and the Transaction Documents to which the Company is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that this Agreement or such other applicable Transaction Documents to which each of Parent and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Parent and Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).
Section 4.3 Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by the Company in connection with the execution or delivery by the Company of this Agreement or the Transaction Documents to which it is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby, except for or in compliance with (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger and the Parent Charter Amendment with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the rules and regulations of the NYSE; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (e) Consents described in Section 5.6 and Consents set forth on Section 4.3 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.4 No Conflict. Subject to the receipt of the Consents set forth in Section 4.3, the execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by the Company of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing) do not and will not as of the Effective Time, (a) violate any provision of, or result in the breach of, any Law applicable to the Company or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which the Company is a party that constitutes a “material contract” with respect to the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC); or (c) breach or violate any provision of the Organizational Documents of the Company, except, in the case of each of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5 Litigation and Proceedings. As of the date of this Agreement, (a) there are no Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority against the Company or any of its Subsidiaries that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction or order of any Governmental Authority that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.6 Brokers’ Fees. No broker, investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission for which Parent or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the SpinCo Entities, would be liable in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company or any of its Affiliates (other than the SpinCo Entities).
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO
Except as otherwise disclosed or identified in (a) the Company SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 5.1 Organization of SpinCo. SpinCo has been duly incorporated and is validly existing and in good standing as a Delaware corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now (or as of the Effective Time will be) owned, leased or operated and to conduct its business as it is now being (or as of the Effective Time will be) conducted, except as would not reasonably be expected to be material to the SpinCo Business (taken as a whole). SpinCo has made available to Parent and Merger Sub true and complete copies of the Organizational Documents of SpinCo. SpinCo is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.
Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and to consummate the transactions contemplated hereby and thereby (subject, in the case of the Merger, to the SpinCo Shareholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement or such other applicable Transaction Document to which Parent or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of Parent or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.
Section 5.3 Capitalization of SpinCo.
(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 100 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by the Company and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, in the event the Distribution is proposed to be effected by way of the One-Step Spin-Off, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.
(b) No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote (“SpinCo Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.
(c) Except pursuant to the Separation and Distribution Agreement (including the Distribution and the Contribution), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.
Section 5.4 Subsidiaries.
(a) Section 5.4(a) of the SpinCo Disclosure Schedule sets forth a list of the SpinCo Subsidiaries (without giving effect to the Reorganization) and their respective jurisdictions of organization as of the date hereof. Each SpinCo Subsidiary has been, or will be at the Closing, duly organized and is, or will be at the Closing, validly existing and in good standing (to the extent applicable under the Laws of its jurisdiction of formation) under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets in the manner such assets are now (or as of the Effective Time will be) owned, leased or operated and to conduct its business as it is now being conducted.
(b) Each SpinCo Subsidiary is, or will be at the Closing, duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Other than the SpinCo Subsidiaries set forth on Section 5.4(a) of the SpinCo Disclosure Schedule, as of the date hereof (and without giving effect to the Reorganization), SpinCo does not own or hold, directly or indirectly, any Interest in any other Person.
Section 5.5 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the SpinCo Subsidiaries have been, or will be at the Closing, duly authorized and are (or will then be) validly issued and, as applicable, fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, of record and beneficially, all the issued and outstanding Interests of the SpinCo Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such SpinCo Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such SpinCo Subsidiaries, and there are no agreements of any kind which may obligate any SpinCo Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.
Section 5.6 Governmental Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article VI, no Consent of, with or to any Governmental Authority is required to be obtained or made by any SpinCo Entity in connection with the execution or delivery by SpinCo of this Agreement or the Transaction Documents to which SpinCo is or will be a party at the Effective Time or the consummation by SpinCo of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) Consents described in Section 4.3 and Consents set forth on Section 5.6 of the SpinCo Disclosure Schedule; and (f) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.
Section 5.7 No Conflict. Subject to the receipt of the Consents described in Section 5.6, the execution and delivery by SpinCo of this Agreement and the Transaction Documents to which SpinCo is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by the SpinCo Entities) do not and will not as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to any SpinCo Entity or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any SpinCo Material Contract; or (c) violate any provision of the Organizational Documents of the SpinCo Entities, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.8 Sufficiency of the SpinCo Business Assets.
(a) As of the Effective Time (assuming receipt of all consents, approvals and authorizations relating to the matters set forth in Section 4.3 and Section 5.6), after giving effect to the Reorganization, the SpinCo Business Assets will, taking into account all Transaction Documents (including the services available under the Transition Services Agreement, the Transition Services Distribution Agreement, the Transition Contract Manufacturing Agreement and the other Transaction Documents), constitute all of the assets, properties and rights necessary and sufficient for Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in substantially the same manner (and in all material respects) as it is conducted as of immediately prior to the Closing; provided, that for the avoidance of doubt, no representations are being made as to whether the SpinCo Employees who become (or remain) employed by a member of the SpinCo Group following the Closing will be sufficient to permit Parent and the SpinCo Entities to conduct the SpinCo Business immediately following the Closing in substantially the same manner (and in all material respects) as it is conducted as of immediately prior to the Closing. The foregoing is not a representation or warranty with respect to Intellectual Property (including Intellectual Property Rights infringement), which representations and warranties are solely as set forth in Section 5.19.
(b) Except as would not reasonably be expected to be material to the SpinCo Business (taken as a whole), SpinCo and the Company and their Subsidiaries collectively have as of the date hereof, and at the Closing (after giving effect to the Reorganization and the other Transactions, but taking into account any SpinCo Business Assets retained by the Company or any of its Subsidiaries in order to perform its or their obligations under the Transaction Documents) the SpinCo Entities shall have, good and valid title to, or a valid leasehold in, license to or other legal right to use (or, with respect to any such retained SpinCo Business Assets, the Company or its Subsidiaries shall have good and valid title to, or a valid leasehold in, license to or other legal right to use), in each case as the case may be, all of the SpinCo Business Assets, free and clear of any Liens (other than Permitted Liens or Liens created by or through Parent or any of the Parent Subsidiaries).
Section 5.9 Financial Information.
(a) Set forth on Section 5.9 of the SpinCo Disclosure Schedule is a copy of the SpinCo Financial Information. The SpinCo Financial Information fairly presents, in all material respects, the financial condition and results of operations of the SpinCo Business, as of the dates indicated therein and for the periods referred to therein; provided that the SpinCo Financial Information and the representations and warranties in this Section 5.9 are qualified by the fact that (a) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s combined financial statements, and(b) the SpinCo Financial Information assumes certain allocated charges and credits, which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis. The SpinCo Financial Information was prepared based on the accrual basis of accounting consistently applied by the Company and consistent with the methodologies described in the sell-side financial due diligence report prepared by a “big four” accounting firm, dated October 30, 2020, and supplemented as of October 25, 2021, related to the unaudited, adjusted carve-out statement of revenue and expenses and select balance sheet information of the SpinCo Business for the periods indicated therein, and were derived from the financial reporting systems and the consolidated financial statements of the Company, which consolidated financial statements were prepared in accordance with GAAP.
(b) As of the date hereof, neither SpinCo nor any of its Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.
Section 5.10 No Undisclosed Liabilities. There is no Liability of the SpinCo Entities or related to the SpinCo Business (excluding any Liabilities related or attributable to Taxes and any Excluded Liabilities) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of the SpinCo Business or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for in the SpinCo Financial Information; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the SpinCo Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Excluded Liabilities; (e) Liabilities for future performance under existing Contracts unrelated to any breach or default by the Company or any of its Subsidiaries (solely in respect of the SpinCo Business); (f) Liabilities that will be included in the calculation of Net Working Capital pursuant to the Separation and Distribution Agreement; or (g) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.
Section 5.11 Litigation and Proceedings. There are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened before or by any Governmental Authority against any SpinCo Entity or with respect to the SpinCo Business, and neither the Company nor any of its Subsidiaries (with respect to the SpinCo Business) or any SpinCo Entity is subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case, as would not reasonably be expected to result, individually or in the aggregate, in a SpinCo Material Adverse Effect.
Section 5.12 Real Property.
(a) The SpinCo Entities do not own any real property.
(b) The SpinCo Entities have a valid and enforceable leasehold interest in the SpinCo Real Property, except where the failure to have such an interest would not reasonably be expected to be material to the SpinCo Business, taken as a whole. Other than the leases, subleases or licenses related to the SpinCo Real Property set forth on Section 5.12(b) of the SpinCo Disclosure Schedule, there are no Contracts granting to any Person (other than any landlord of such property pursuant to a SpinCo Real Property Lease and other than any Person who would be entitled to access any such property in the ordinary course of business in accordance with such lease the right of use or occupancy of any portion of the SpinCo Real Property.
Section 5.13 Tax Matters.
(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:
(i) (A) All Tax Returns required to be filed by or with respect to a SpinCo Entity or the SpinCo Business have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on such Tax Returns, in respect of each SpinCo Entity and the SpinCo Business have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the SpinCo Financial Information;
(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any SpinCo Entity (and, to the Knowledge of the Company and SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of any SpinCo Entity or the SpinCo Business;
(iii) No SpinCo Entity has any Liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);
(iv) Other than in connection with the Separation, within the past two years, no SpinCo Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;
(v) No SpinCo Entity has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and
(vi) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any SpinCo Entity or the SpinCo Business.
(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations,

(iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or Parent from receiving the Tax opinions described in Section 7.3(d), (vii) the Company from receiving the Company Tax Opinions or (viii) Parent from receiving the Parent Merger Tax Opinion.
(c) The representations and warranties set forth in this Section 5.13 and, to the extent relating to Tax matters, Section 5.18, constitute the sole and exclusive representations and warranties of the Company regarding Tax matters.
Section 5.14 Absence of Changes. Since the Balance Sheet Date, (a) there has not been any SpinCo Material Adverse Effect and (b) except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement and the other Transaction Documents, since (i) the Balance Sheet Date or (ii) in the case of SpinCo Entities formed after the Balance Sheet Date, since the date such SpinCo Entity was formed, and in each case through the date hereof, the Company and its Subsidiaries, including the SpinCo Entities, have, in all material respects, conducted the SpinCo Business in the ordinary course of business.
Section 5.15 Material Contracts.
(a) Section 5.15(a) of the SpinCo Disclosure Schedule sets forth a list as of the date hereof of each SpinCo Contract in the following categories (collectively, the “SpinCo Material Contracts”):
(i) any Contract that relates to the purchase or sale of goods or services pursuant to which the SpinCo Business has received more than $5,000,000 or paid more than $5,000,000 in the past twelve (12) months (other than sales orders or purchase orders issued in the ordinary course of business on standard terms and conditions);
(ii) any Contract that limits or purports to limit in any material respect the ability of the SpinCo Business (or, following the Closing, the business of Parent and its Subsidiaries) to compete with any Person or in any line of business or in any geographic region in the world;
(iii) any Contract that grants exclusive rights to a customer or a supplier or (to the extent material to the SpinCo Business) any other commercial counterparty that will relate to or affect the SpinCo Business after the Closing;
(iv) any Contract that requires any future capital expenditures by the SpinCo Business in excess of $5,000,000 that will not be paid prior to the Closing;
(v) any Contract that requires any milestone, earn-out or similar payments to be made by the SpinCo Business in excess of $5,000,000 that will not be paid prior to the Closing;
(vi) other than the Debt Commitment Letter or otherwise in connection with the Financing or Permanent Financing, any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $5,000,000;
(vii) any Contract pursuant to which the SpinCo Business receives from or grants to any Person a license or grant of rights to, or covenant not to assert under, Intellectual Property Rights, other than (A) non-exclusive licenses of or grants of rights to Intellectual Property Rights ancillary to commercial agreements, (B) licenses of commercially available or off-the-shelf or non-customized Software pursuant to standard terms and conditions for an annual fee of no more than $25,000, and (C) Software as a service agreements or related services agreements that contain only a non-exclusive license to access and use Intellectual Property Rights in order to provide or receive the services, in each case of clauses (A) through (C), entered into in the ordinary course of business consistent with past practice;
(viii) any lease, sublease, occupancy agreement or license related to the SpinCo Real Property (each, a “SpinCo Real Property Lease”);
(ix) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or that otherwise involves any settled or threatened claim, action, suit or proceeding pursuant to which the SpinCo Business has (or will have after the Closing) any monetary or other material outstanding obligation;

(x) any Contract that contains “most favored nation” pricing provisions for the benefit of the relevant counterparty that will relate to or affect the SpinCo Business after the Closing;
(xi) any joint venture, strategic alliance, joint development, partnership or similar arrangement; and
(xii) any Contract relating to the acquisition or disposal or divestiture of, or investment in, any joint venture, partnership or similar arrangement that relates to the SpinCo Business and, in each case, pursuant to which any SpinCo Entity has (or after the Closing will have) any material outstanding obligation;
(xiii) any Contracts providing for the invention, creation, conception or other development of any Intellectual Property Rights material to the SpinCo Business (A) by the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business for any Person, (B) by any Person for the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business, other than any Personnel IP Contracts, or (C) jointly by any Person and the Company, any of its Subsidiaries or any of the SpinCo Entities primarily in connection with the SpinCo Business; and
(xiv) any Contract not otherwise described in any other subsection of this Section 5.15(a) that would be required to be filed by SpinCo as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if SpinCo were subject to the reporting requirements of the Exchange Act as of the date hereof (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Company SEC Documents and were publicly available on the SEC’s EDGAR database prior to the date hereof).
(b) The Company has made available to Parent copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction reasonably deemed necessary or appropriate by the Company of information contained therein). Each SpinCo Material Contract is valid and binding on the Company or its applicable Subsidiary, including any applicable SpinCo Entity and, to the Knowledge of the Company or SpinCo, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the Company nor its applicable Subsidiary, including any SpinCo Entity is, and to the Knowledge of the Company or SpinCo, no counterparty thereto is, in breach of, or default under, any SpinCo Material Contract.
Section 5.16 Labor Relations.
(a) Section 5.16(a) of the SpinCo Disclosure Schedule lists each material Collective Bargaining Agreement in effect as of the date hereof between the Company or any of its Subsidiaries, including SpinCo and its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act) that represents (or that otherwise governs or relates to the employment of) any of the SpinCo Employees, on the other hand (a “SpinCo CBA”). To the Knowledge of the Company or SpinCo, (i) no petition for recognition of a labor organization for the representation of the SpinCo Employees is pending or threatened, and (ii) there has not during the last two (2) years been any (or threat of any), there are no pending and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity, in each case affecting the SpinCo Business or any of the SpinCo Entities.
(b) There are no pending, or to the Knowledge of the Company or SpinCo, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority, arising under any applicable Law governing labor or employment (or pursuant to any SpinCo CBA) in connection with or otherwise related to any SpinCo Employees or any Former SpinCo Employees, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. The Company and SpinCo or their applicable Subsidiaries are, and for the twelve (12) months prior to the date hereof have been, in compliance with each SpinCo CBA in all material respects.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, the Company has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment related matters with respect to the SpinCo Employees and Former SpinCo Employees. During the prior two (2) years, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries that has affected the SpinCo Employees or Former SpinCo Employees.
(d) Section 5.16(d) of the SpinCo Disclosure Schedule identifies all works’ councils or employee representative bodies that will need to be informed and consulted with respect to the transactions contemplated by this Agreement and the Separation and Distribution Agreement, including the Asset Purchase Agreement, other than those works’ councils and employee representative bodies with respect to which the failure to inform or consult would not reasonably be expected to (i) materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company or SpinCo to perform its obligations hereunder or under the Separation and Distribution Agreement or the Asset Purchase Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation or (ii) be material to the SpinCo Business (taken as a whole).
(e) Except as would not reasonably be expected to be, individually or in the aggregate, material to the SpinCo Business (taken as a whole), in the past two (2) years, with respect to each SpinCo Employee providing services in the United Kingdom, all holiday pay for periods of holiday taken under regulation 13 of the United Kingdom’s Working Time Regulations 1998 has been calculated and paid in accordance with Directive 2003/88/EC of the European Parliament and of the Council of 4 November 2003 concerning certain aspects of the organisation of working time, as it applies in the United Kingdom from time to time (including as retained, amended, extended, re-enacted or otherwise given effect on or after 11 p.m. UK time on January 31, 2020).
Section 5.17 Compliance with Law; Permits.
(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.20), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the SpinCo Entities are, and, during the past two (2) years the SpinCo Entities and, solely with respect to the SpinCo Business, the Company and its other Subsidiaries (i) have been in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the SpinCo Entities, is subject to any non-ordinary course inspection, investigation, survey, audit or other review, except as would not reasonably be expected to be, individually or in the aggregate, material to the SpinCo Business (taken as a whole).
(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.20), (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the SpinCo Entities have obtained all of the Permits necessary to conduct the SpinCo Business substantially as conducted as of the date hereof and in compliance with applicable Law and (ii) such Permits are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable SpinCo Entity is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.
Section 5.18 SpinCo Benefit Plans.
(a) Section 5.18(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of each material SpinCo Benefit Plan that is not a Foreign Benefit Plan. Each material SpinCo Benefit Plan that is a Foreign Benefit Plan (a “SpinCo Foreign Benefit Plan”) has been made available to Parent.

(b) As applicable with respect to each of the material SpinCo Benefit Plans, the Company has made available to Parent true and complete copies of (i) the applicable plan document (including all amendments thereto), (ii) the most recent summary plan description including any summary of material modifications provided to SpinCo Employees, (iii) the last filed Form 5500 series and all schedules thereto, and (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) any non-routine communications with any Governmental Authority in the past three years.
(c) Each SpinCo Benefit Plan or Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and no such determination or opinion letter has been revoked nor, to the Knowledge of the Company or SpinCo, is any such revocation threatened. Each SpinCo Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and other guidance issued thereunder (“Section 409A”) has been documented and maintained in material compliance with Section 409A in all material respects.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each of the SpinCo Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code and (ii) as of the date of this Agreement, there are no pending or, to the Knowledge of the Company or SpinCo, threatened claims, actions, investigations or audits (other than routine claims for benefits) against SpinCo or any of its Subsidiaries involving any Company Benefit Plan or SpinCo Benefit Plan.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, with respect to any SpinCo Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, within the last six (6) years, no SpinCo Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the Company nor any of its ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years (in each case, with respect to or that would result in any liability to, the SpinCo Business) under Title IV of ERISA. No Title IV liability will be triggered for the Company or any of its Subsidiaries or the SpinCo Entities as a result of the Transactions.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, no Action with respect to the administration or the investment of the assets of any SpinCo Benefit Plan (other than routine claims for benefits) is pending, or to the Knowledge of the Company or SpinCo, threatened. With respect to each SpinCo Benefit Plan, (i) all required contributions have been made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code, and (iii) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any SpinCo Benefit Plan participant have been timely filed or distributed.
(h) The consummation of the Transactions shall not, either alone or in combination with another event: (i) entitle any SpinCo Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Employee; or (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing.

(i) No SpinCo Benefit Plan provides for post-retirement or other postemployment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar Law (“COBRA”) or ERISA.
(j) Without limiting the generality of the other representations in this Section 5.18, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Foreign Benefit Plan has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each SpinCo Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a SpinCo Foreign Benefit Plan have been paid in full; and (iii) each SpinCo Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such SpinCo Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.
Section 5.19 Intellectual Property.
(a) Section 5.19(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of all material SpinCo Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority. The Intellectual Property Rights required to be disclosed in Section 5.19(a) of the SpinCo Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, to the Knowledge of the Company or SpinCo, not invalid or unenforceable and (ii) do not require any filings, payments or similar actions to be taken by the Company, its Subsidiaries or the SpinCo Entities within ninety (90) days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property Rights, in each case (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: as of the date hereof, (x) the Company and its Subsidiaries solely and exclusively own and as of the Distribution, the SpinCo Entities solely and exclusively own all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted License, (y) the Company or one of its Subsidiaries has, and as of the Distribution Time will have (or will have pursuant to a Transaction Document) valid rights, pursuant to a SpinCo Contract which has been made available to Parent, to use all other Intellectual Property Rights used in or necessary for the conduct or operation of the SpinCo Business, and (z) the Intellectual Property Rights granted to the SpinCo Entities pursuant to the Transaction Documents or pursuant to a valid SpinCo Contract which has been made available to Parent, together with the SpinCo Entities’ rights in the SpinCo Intellectual Property, constitute all Intellectual Property Rights of the Company and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.
(b) There are no Actions pending or, to the Knowledge of the Company or SpinCo, threatened, that: (A) allege the conduct of the SpinCo Business as currently conducted infringes, misappropriates or otherwise violates or has infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights; or (B) challenges the validity, enforceability or ownership of any SpinCo Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the conduct of the SpinCo Business, and the use or practice of the SpinCo Intellectual Property, as currently conducted and as conducted in the past six (6) years with respect to Patents and three (3) years with respect to all other Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not, in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property, infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of the Company or SpinCo, no Person is infringing, misappropriating or otherwise violating, or has, in the six (6) years preceding the date hereof with respect to

Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property Rights, infringed, misappropriated or otherwise violated any SpinCo Intellectual Property; and (ii) no Action alleging any of the foregoing is pending, or to the Knowledge of the Company or SpinCo, threatened.
(d) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the Company and its Subsidiaries and the SpinCo Entities have taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the SpinCo Intellectual Property; (ii) no such Trade Secret material to the SpinCo Business has been authorized to be disclosed or, to the Knowledge of the Company or SpinCo, has actually been disclosed, except to Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets; and (iii) the Company and its Subsidiaries (and, if applicable the SpinCo Entities) have executed valid written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property Rights for or on behalf of the Company, any of its Subsidiaries, or SpinCo Entities, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) presently assigned (including by operation of law) to the Company or one of its Subsidiaries (or, if applicable, a SpinCo Entity) all of such Person’s right, title and interest in and to all such Intellectual Property Rights developed or created in the course of such Person’s employment or retention thereby (“Personnel IP Contracts”).
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) , none of the SpinCo Entities has combined or incorporated Open Source Software with any proprietary Software, the copyright in which is SpinCo Intellectual Property (“SpinCo Proprietary Software”) and distributed such combined SpinCo Proprietary Software in a manner that requires the contribution, licensing or disclosure to any third party of any portion of the source code of any such SpinCo Proprietary Software included in the SpinCo Intellectual Property; and (ii) the SpinCo Entities and, with respect to the SpinCo Business, the Company and its Subsidiaries, as applicable to the SpinCo Business, are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the SpinCo Proprietary Software.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) as of the date hereof, the Company and its Subsidiaries, and (ii) as of the Distribution Time, the SpinCo Entities, own or have a valid right to access and use the SpinCo IT Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo IT Assets do not, to the Knowledge of the Company or SpinCo, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such SpinCo IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such SpinCo IT Assets.
(g) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in (i) the loss or impairment of Parent’s or any SpinCo Entity’s right to own or use any of the SpinCo Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing, or (ii) the payment of any additional consideration for Parent’s or any SpinCo Entity’s right to use any SpinCo Intellectual Property or Intellectual Property Rights licensed pursuant to a SpinCo Contract.
Section 5.20 Environmental Matters.
(a) Except as otherwise would not constitute a SpinCo Liability on or after the Closing or as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect:
(i) Solely with respect to their operation of the SpinCo Business, the Company and its Subsidiaries are, and during the past three (3) years the Company and its Subsidiaries have been, in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the SpinCo Business, all of which Permits are in full force and effect;

(ii) Solely with respect to their operation of the SpinCo Business, the Company and its Subsidiaries have not received written notice from any Governmental Authority or Person (or, to the Knowledge of the Company or SpinCo, oral notice) alleging any non-compliance with or Liability under any applicable Environmental Law by the Company or any of its Subsidiaries, the subject of which has not been resolved;
(iii) No Actions pursuant to any Environmental Law to the extent related to the SpinCo Business or any SpinCo Business Assets are pending or threatened in writing or, to the Knowledge of the Company or SpinCo, threatened orally against the Company or any of its Subsidiaries; and
(iv) To the Knowledge of SpinCo and the Company, neither the Company nor any of its Subsidiaries has Released Hazardous Materials resulting from their operation of the SpinCo Business, at on, upon, into or from the SpinCo Real Property or any other property at concentrations or under conditions that would result in the Company or any Subsidiary incurring Liability under Environmental Laws.
(b) Other than as set forth in this Section 5.20 or addressed in Section 5.10 (No Undisclosed Liabilities) or Section 5.14 (Absence of Changes), no other representation or warranty shall be deemed to be made in respect of any environmental, health or safety matters (but excluding matters related to food and product safety), including any matters arising under Environmental Laws.
Section 5.21 Affiliate Matters. Except for Contracts solely between or among the SpinCo Entities or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.21 of the SpinCo Disclosure Schedule, no SpinCo Entity is party to any SpinCo Affiliate Contract.
Section 5.22 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or any of the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any SpinCo Entity.
Section 5.23 Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement, the Schedule TO or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or Parent shareholders (the “Distribution Documents”) will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement or the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Date or on the closing of the Exchange Offer or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement and the Schedule TO will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by the Company or SpinCo with respect to information provided by Parent specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.
Section 5.24 Board and Shareholder Approval. Each of the Company Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (a) approved this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation, and (b) declared each of them advisable, fair to and in the best interests of the Company, SpinCo and their respective stockholders. As of the date hereof, the sole shareholder of SpinCo is (and as of immediately prior to the Distribution the sole shareholder of SpinCo will be) the Company. Immediately after the execution of this Agreement, the Company will approve and adopt, as SpinCo’s sole shareholder, this Agreement and the

Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Shareholder Approval”). The approval of the Company’s shareholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Shareholder Approval, the approval of SpinCo’s shareholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.
Section 5.25 Parent Common Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Parent (other than as contemplated by this Agreement).
Section 5.26 SpinCo Financing. On or prior to the date of this Agreement, SpinCo has delivered to Parent a true, complete and fully executed copy of the Debt Commitment Letter. As of the date of this Agreement, (a) the Debt Commitment Letter has not been amended, waived or modified in any respect, (b) the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo, and, to the Knowledge of the Company, each of the other parties thereto, enforceable against SpinCo, and to the Knowledge of the Company, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Debt Commitment Letter, there are no side letters or other Contracts related to any portion of the funding of the Financing to which the Company, SpinCo or any Affiliate thereof is party, other than as expressly set forth in the Debt Commitment Letter delivered to Parent on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (a) would constitute a default or breach on the part of SpinCo, its Affiliates or, to the Knowledge of the Company, any other party to the Debt Commitment Letter, under the Debt Commitment Letter, or (b) to the Knowledge of the Company, would result in any portion of the Financing being unavailable or delayed.
Section 5.27 Data Privacy
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries (solely with respect to the SpinCo Business) and, to the Knowledge of the Company and SpinCo, any Person acting for or on behalf of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) are, and during the past three (3) years have been, in compliance with all Privacy Requirements. None of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) have received any written notice (including written notice from third parties acting on its behalf) of any claims, charges, investigations, or regulatory inquiries related to or alleging the violation of any Privacy Requirements and, to the Knowledge of the Company and SpinCo, there are no facts or circumstances that could reasonably form the basis of any such claim, charge, investigation, or regulatory inquiry, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. The Company and its Subsidiaries (solely with respect to the SpinCo Business) have implemented and maintained policies, procedures and systems reasonably and appropriately designed to facilitate receipt and appropriate responses to requests from individuals concerning their Personal Information.
(b) The Company and its Subsidiaries (solely with respect to the SpinCo Business) have (i) implemented and have maintained technical and organizational safeguards reasonably and appropriately designed to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification, alteration, destruction or disclosure, and (ii) taken reasonable steps to ensure that any third party with access to Personal Information collected by or on behalf of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) has implemented and maintained the same. To the Knowledge of the Company and SpinCo, any third party who has provided Personal Information to the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) has done so in compliance with applicable Privacy Laws in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, there have been no breaches, security incidents, misuses of or unauthorized access to or disclosure of any Personal Information in the possession or control of the Company or any of its Subsidiaries (solely with respect to the SpinCo Business) or collected, used or processed by or on behalf of the Company or any Subsidiary (solely with respect to the SpinCo Business).
Section 5.28 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document, (a) the Company and SpinCo each acknowledges and agrees that neither Parent, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to Parent, Merger Sub or any of its Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither Parent nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document, each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Parent or any of its Subsidiaries that may have been made available, in the Parent Datasite or otherwise, to the Company, SpinCo or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Parent Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Parent Datasite or otherwise reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of Parent or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document. In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and the Company and SpinCo acknowledge and agree, to the fullest extent permitted by Law, that Parent, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties of set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, predictive or cautionary statements) or (b) the corresponding section or subsection of the Parent Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company and SpinCo as follows:
Section 6.1 Organization of Parent and Merger Sub.
(a) Parent has been duly incorporated and is validly existing and in good standing as a Michigan corporation and has all requisite corporate power and authority to own, lease and operate its assets in the manner in which such assets are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to be material to Parent and its Subsidiaries (taken as a whole). Parent has made available to the Company true and complete copies of the Organizational Documents of Parent. Parent is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a wholly owned Subsidiary of Parent. The copies of the Organizational Documents of Merger Sub which were previously furnished or made available to the Company are true and complete copies of such documents as in effect on the date of this Agreement.
Section 6.2 Due Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6, the Parent Shareholder Approval and the Merger Sub Shareholder Approval) to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Parent Shareholder Approval and the Merger Sub Shareholder Approval, no other corporate action on the part of Parent or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by Parent and (assuming that this Agreement or such other applicable Transaction Documents to which each of the Company or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of each of the Company and SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.
Section 6.3 Capital Stock and Other Matters.
(a) As of the date hereof, the authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock and 100,000 shares of preferred stock, par value $1.00 per share, of Parent (“Parent Preferred Stock”). As of the Closing, following the Parent Charter Amendment (and assuming receipt of the requisite approval thereof by Parent’s shareholders), the authorized capital stock of Parent shall consist of 315,000,000 shares of Parent Common Stock and 100,000 shares of Parent Preferred Stock. At the close of business on December 9, 2021: (i) 107,754,048 shares of Parent Common Stock were issued and outstanding; (ii) 5,691,520 shares of Parent Common Stock were reserved for issuance pursuant to the

Parent Stock Plans, of which 3,066,342 shares of Parent Common Stock were issuable upon exercise of outstanding Parent Options; (iii) 212,837 shares of Parent Common Stock were issuable upon the vesting and settlement of Parent RSU Awards; (iv) no shares of Parent Common Stock were issuable upon the vesting and settlement of Parent Performance Unit Awards; (v) 1,000,000 shares of Parent Common Stock are reserved for issuance pursuant to Parent’s 2021 Employee Stock Purchase Plan (the “Parent ESPP”), of which 23,854 are subject to outstanding purchase rights; (vi) no shares of Parent Common Stock were held by Parent in its treasury or by its Subsidiaries; and (vii) no shares of Parent Preferred Stock were issued and outstanding. All of the issued and outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.
(b) No bonds, debentures, notes or other indebtedness of Parent or any of the Parent Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Parent (including Parent Common Stock) may vote (“Parent Voting Debt”) are, or as of the Effective Time will be, issued or outstanding.
(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.
(d) Except as expressly set forth in paragraph (a) above, or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Parent, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Parent, (ii) agreements of any kind which may obligate Parent to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Parent.
Section 6.4 Subsidiaries.
(a) Section 6.4(a) of the Parent Disclosure Schedule sets forth a list of the Parent Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each Parent Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted.
(b) Each Parent Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Other than the Subsidiaries set forth on Section 6.4(a) of the Parent Disclosure Schedule, as of the date hereof, Parent does not own or hold, directly or indirectly, any Interest in any other Person.
Section 6.5 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Parent Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. Parent, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the Parent Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such Parent Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Parent Subsidiaries, and there are no agreements of any kind which may obligate any Parent Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.
Section 6.6 Governmental Consents. Assuming the accuracy of the representations and warranties of the Company and SpinCo set forth in Article IV and Article V, no Consent of, with or to any Governmental Authority is required to be obtained or made by Parent or any of the Parent Subsidiaries in connection with the execution or delivery by Parent and Merger Sub of this Agreement or the Transaction Documents to which Parent or Merger Sub is or will be a party at the Effective Time or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for: (a) any Premerger Notification and Report Form required under and compliance with the HSR Act or other filings in connection with the Requisite Regulatory Approvals; (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (c) the rules and regulations of NASDAQ; (d) applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; and (e) Consents the failure of which to be made or obtained would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 6.7 No Conflict. Subject to the receipt of the Consents described in Section 6.6, the execution and delivery by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby (for the avoidance of doubt, including performance of the Transaction Documents following the Closing by Parent and the Parent Subsidiaries, other than the SpinCo Entities) do not and will not as of the Effective Time: (a) violate any provision of, or result in the material breach of, any Law applicable to Parent and the Parent Subsidiaries or by which any of its assets or properties is bound; (b) with or without lapse of time or the giving of notice or both, require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Parent Material Contract; or (c) violate any provision of the Organizational Documents of Parent, or Merger Sub, except, in the case of clauses (a) and (b), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 6.8 Parent Reports and Financial Statements.
(a) Parent has timely filed or furnished with the SEC all Parent SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by Parent or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such Parent SEC Documents when filed contained (or, with respect to the Additional Parent SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional Parent SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of Parent included or incorporated by reference in the Parent SEC Documents when filed complied (or, with respect to the Additional Parent SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Documents and the Additional Parent SEC Documents fairly present in all material respects (or, with respect to the Additional Parent SEC Documents, will fairly present in all material respects) the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments.
(b) Parent has established and maintains a system of Internal Controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Internal Controls are overseen by the audit committee of the Parent Board (the “Parent Audit Committee”). Since May 31, 2019, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent auditor and the Parent Audit Committee (the material circumstances of which (if any) have been made available to Parent) (a) any significant deficiency or material weakness in Parent’s Internal Controls and (b) any fraud involving management or other employees who have a significant role in Parent’s Internal Controls. Since May 31, 2019, neither Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or their respective internal accounting controls.
Section 6.9 No Undisclosed Liabilities. There is no Liability of Parent and the Parent Subsidiaries (excluding any Liabilities related or attributable to Taxes) whether or not of a type required to be reflected or reserved for on a consolidated balance sheet of Parent and its consolidated Subsidiaries or in the notes thereto prepared in accordance with GAAP, except for: (a) Liabilities reflected or reserved for in the financial statements of Parent included in the Parent SEC Documents or disclosed in the notes thereto; (b) Liabilities that have arisen since the Balance Sheet Date in the ordinary course of the operation of the Parent Business; (c) Liabilities arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (d) Liabilities for future performance under existing Contracts unrelated to any breach or default by Parent or its Subsidiaries; or (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 6.10 Litigation and Proceedings. (a) There are no Actions pending or, to the Knowledge of Parent, threatened before or by any Governmental Authority against Parent or any Parent Subsidiary and (b) Parent is not subject to any judgment, decree, injunction or order of or investigation or inquiry by any Governmental Authority, except, in each case of clauses (a) and (b), as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.
Section 6.11 Real Property. (a) Parent and the Parent Subsidiaries have good and marketable fee simple title (or the applicable local equivalent) to all material Parent Owned Real Property, subject to any Permitted Liens, (b) Parent and the Parent Subsidiaries have a valid and enforceable leasehold interest in all real property leased by Parent or its applicable Subsidiary, free and clear of any Liens created by Parent or the Parent Subsidiaries (as applicable), subject to the Remedies Exception and any Permitted Liens and (c) as of the date hereof, neither Parent nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of the Parent Owned Real Property that is material to Parent and the Parent Subsidiaries (taken as a whole), except, in each case of clause (a), (b) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 6.12 Tax Matters.
(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:
(i) (A) All Tax Returns required to be filed by Parent or any of the Parent Subsidiaries have been timely filed (taking into account applicable extensions), (B) all such Tax Returns are true, correct and complete, and (C) all Taxes shown as due on such Tax Returns have been paid, in the case of each of clauses (A) through (C), except to the extent adequate reserves therefor in accordance with GAAP have been provided on the financial statements of Parent contained in the Parent SEC Documents;
(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against Parent or any Parent Subsidiary (and, to the Knowledge of Parent, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes of Parent or any of the Parent Subsidiaries;

(iii) Neither Parent nor any Parent Subsidiary has any Liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by operation of Law or contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes).
(iv) Within the past two years, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code;
(v) Neither Parent nor any Parent Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and
(vi) There are no Liens for Taxes (other than Permitted Liens) upon the assets of Parent or any of the Parent Subsidiaries.
(b) Neither Parent nor any of the Parent Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Tax-Free Status, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) Parent from delivering the Parent Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or Parent from receiving the Tax opinions described in Section 7.3(d), (vii) the Company from receiving the Company Tax Opinions or (viii) Parent from receiving the Parent Merger Tax Opinion.
(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.
(d) The representations and warranties set forth in this Section 6.12 and, to the extent relating to Tax matters, Section 6.17, constitute the sole and exclusive representations and warranties of Parent regarding Tax matters.
Section 6.13 Absence of Changes. Since the Balance Sheet Date, (a) there has not been any Parent Material Adverse Effect and (b) except in connection with the transactions contemplated by this Agreement and the other Transaction Documents, through the date hereof, Parent and the Parent Subsidiaries have, in all material respects, conducted their respective business in the ordinary course of business. Merger Sub is a newly formed corporation and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby.
Section 6.14 Material Contracts.
(a) Except as set forth in Section 6.14(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, the “Parent Material Contracts”):
(i) any Contract that materially limits or purports to materially limit the ability of the Parent Business to compete in any line of business or in any geographic region in the world;
(ii) other than in connection with the Financing or Permanent Financing, any Contract that relates to the creation, incurrence, assumption or guarantee of any indebtedness for borrowed money or any bonds, debentures, notes or similar instruments, in each case, in excess of $5,000,000; and
(iii) any Contract not otherwise described in any other subsection of this Section 6.14(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC and those Contracts that constitute Parent SEC Documents and were available on the SEC’s EDGAR database prior to the date hereof).
(b) Parent has made available to the Company copies of each Parent Material Contract that are correct and complete in all material respects (subject to any redaction reasonably deemed necessary or appropriate by Parent of information contained therein). Each Parent Material Contract is valid and binding on Parent or its Subsidiaries, as applicable, and, to the Knowledge of Parent, the counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the Remedies Exception. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is, nor, to the Knowledge of Parent, is any counterparty thereto, in breach of, or default under, any Parent Material Contract.
Section 6.15 Labor Relations.
(a) Section 6.15(a) of the Parent Disclosure Schedule lists each material Collective Bargaining Agreement in effect as of the date hereof between Parent or any of its Subsidiaries, on the one hand, and a trade union, works council, employee representative body or labor organization (covered by the National Labor Relations Act), on the other hand (a “Parent CBA”). To the Knowledge of Parent, (i) no petition for recognition of a labor organization for the representation of the employees of Parent or any of its Subsidiaries is pending or threatened, and (ii) there has not, during the last two (2) years, been any (or threat of any), there are no pending, and no Person has threatened to commence any, strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, or union organizing activity affecting Parent or any of its Subsidiaries.
(b) There are no pending, or to the Knowledge of Parent, threatened, unfair labor or other employment-related practice charges, complaints or other grievances or Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment (or pursuant to any Parent CBA) in connection with or otherwise related to any current or former employees of Parent and its Subsidiaries, other than any such charges, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are and for the twelve (12) months prior to the date hereof have been in compliance with each Parent CBA in all material respects.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, for the past two (2) years, Parent has been in compliance with all Laws relating to terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, WARN and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, collective bargaining, occupational health and safety, workers’ compensation, immigration, and all other labor or employment related matters with respect to the current or former employees of Parent and its Subsidiaries. During the prior two (2) years, there has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the employees of Parent or its Subsidiaries.
Section 6.16 Compliance with Law; Permits. Except for Environmental Laws (which are addressed exclusively in Section 6.19), Parent and the Parent Subsidiaries are, and have for the two (2) years preceding the date hereof been, (a) in compliance with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that Parent or any of the Parent Subsidiaries is subject to any non-ordinary course inspection, investigation, survey, auditor or other review, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries (taken as a whole).
Section 6.17 Parent Benefit Plans.
(a) Section 6.17(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of each material Parent Benefit Plan.
(b) As applicable with respect to each of the material Parent Benefit Plans, Parent has made available to the Company true and complete copies of (i) the applicable plan document (including all amendments thereto), (ii) the most recent summary plan description including any summary of material modifications, (iii) the last filed Form 5500 series and all schedules thereto, and (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) any non-routine communications with any Governmental Authority in the past three years.

(c) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and (ii) no such determination or opinion letter has been revoked nor, to Parent’s Knowledge, is any such revocation threatened. Each Parent Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A has been documented and maintained in material compliance with Section 409A in all material respects.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the Parent Benefit Plans has been operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and (ii) as of the date of this Agreement, there are no pending or, to Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) against any of the Parent Benefit Plans.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Benefit Plan that is subject to Title IV of ERISA, (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) such plan is not in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred in the two (2) years prior to the date hereof, (iv) all premiums to the PBGC have been timely paid in full, and (v) the PBGC has not instituted proceedings to terminate any such plan.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, within the last six (6) years, no Parent Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. Neither Parent nor any of its ERISA Affiliates has, at any time during the preceding six (6) years, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to, any Multiemployer Plan or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its ERISA Affiliates have any actual or contingent liability or has had such liability during the prior six (6) years under Title IV of ERISA. No Title IV liability will be triggered for Parent or any of its Subsidiaries as a result of the Transactions.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Action with respect to the administration or the investment of the assets of any Parent Benefit Plan (other than routine claims for benefits) is pending, or to Parent’s Knowledge, threatened. With respect to each Parent Benefit Plan, (i) all required contributions have been made or properly accrued, (ii) there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code, and (iii) all material reports, returns, and similar documents required to be filed with any Governmental Authority or distributed to any Parent Benefit Plan participant have been timely filed or distributed.
(h) The consummation of the Transactions shall not, either alone or in combination with another event: (i) entitle any current employee of Parent or any of its Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any such current employee; (iii) limit or restrict the right to merge, terminate or amend any Parent Benefit Plan on or after the Closing or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(i) No Parent Benefit Plan provides for post-retirement or other post-employment health or welfare benefits, other than health care continuation coverage as required by COBRA or ERISA.
(j) Without limiting the generality of the other representations in this Section 6.17, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is a Foreign Benefit Plan (a “Parent Foreign Benefit Plan”) has been established, maintained and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Parent Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Parent Foreign Benefit Plan have been paid in full; and (iii) each Parent Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Parent Foreign Benefit Plan that would reasonably be expected to adversely affect any such approval or good standing.
(k) Neither Parent nor any of its Subsidiaries is subject to, or has any obligation under, any Parent Benefit Plan or otherwise to compensate any Person for excise or other Taxes payable pursuant to Section 4999 or Section 409A of the Code.
Section 6.18 Intellectual Property.
(a) Section 6.18(a) of the Parent Disclosure Schedule sets forth a list, as of the date hereof, of all material Parent Intellectual Property that is subject to any registration, issuance or application to register or issue with any Governmental Authority. The Intellectual Property Rights required to be disclosed in Section 6.18(a) of the Parent Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, to the Knowledge of Parent, not invalid or unenforceable, and (ii) do not require any filings, payments or similar actions to be taken by Parent or its Subsidiaries within ninety (90) days following the Closing Date for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property Rights, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, Parent and its Subsidiaries solely and exclusively own all rights, title and interest in and to the Parent Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens. As of the date hereof, (x) Parent or one of its Subsidiaries has valid rights pursuant to a Contract to use all other Intellectual Property Rights used in or necessary for the conduct or operation of the Parent Business, and (y) the Intellectual Property Rights granted to Parent and its Subsidiaries pursuant to a valid Contract, together with the Parent’s and its Subsidiaries’ rights in the Parent Intellectual Property, constitute all Intellectual Property Rights or Parent and its Subsidiaries used in or necessary for the operation of the Parent Business as currently conducted.
(b) There are no Actions pending or, to the Knowledge of Parent, threatened, that: (x) allege the conduct of the Parent Business as currently conducted infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Person’s Intellectual Property Rights; or (y) challenges the validity, enforceability or ownership of any Parent Intellectual Property. Except as would not reasonably be expected have, individually or in the aggregate, a Parent Material Adverse Effect, the conduct of the Parent Business, and the use or practice of the Parent Intellectual Property, as currently conducted and as conducted in the past six (6) years with respect to Patents and three (3) years with respect to all other Intellectual Property does not infringe, misappropriate, or otherwise violate, and has not in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property, infringed, misappropriated or otherwise violated any Person’s Intellectual Property Rights.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) to the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating, or has, in the six (6) years preceding the date hereof with respect to Patents and three (3) years preceding the date hereof with respect to all other Intellectual Property Rights, infringed, misappropriated or otherwise violated any Parent Intellectual Property; and (ii) no Action alleging any of the foregoing is pending, or to the Knowledge of Parent, threatened.
(d) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent has taken commercially reasonable measures to protect the confidentiality and value of all Trade Secrets included in the Parent Intellectual Property, (ii) no such Trade Secret material to the Parent Business has been authorized to be disclosed or, to the Knowledge of Parent, has actually been disclosed except to

Persons subject to a valid, written agreement containing non-disclosure obligations restricting the disclosure and use of such Trade Secrets, and (iii) Parent has executed valid written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property Rights for or on behalf of Parent or any of its Subsidiaries, pursuant to which each such Person has (A) agreed to hold all confidential information and Trade Secrets included in such Intellectual Property Rights in confidence both during and after such Person’s employment or retention and (B) presently assigned (including by operation of law) to Parent or one of its Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property Rights developed or created in the course of such Person’s employment or retention thereby.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) neither Parent nor any of its Subsidiaries has combined or incorporated Open Source Software with any proprietary Software, the copyright in which is Parent Intellectual Property (“Parent Proprietary Software”), and distributed any such Parent Proprietary Software in a manner that requires the contribution, licensing or disclosure to any third party of any portion of the source code of any such Parent Proprietary Software included in the Parent Intellectual Property; and (ii) Parent and its Subsidiaries are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the Parent Proprietary Software.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, Parent and its Subsidiaries own or have a valid right to access and use the Parent IT Assets. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent IT Assets do not, to the Knowledge of Parent, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that: (A) disrupt or adversely affect the functionality of any such Parent IT Assets, except as disclosed in their documentation; or (B) enable or assist any Person to access without authorization any such Parent IT Assets.
Section 6.19 Environmental Matters.
(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and its Subsidiaries (A) are, and during the past three (3) years Parent and its Subsidiaries have been, in compliance with applicable Environmental Laws, which compliance includes obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the Parent Business, all of which Permits are in full force and effect, and (B) have not received written notice from any Governmental Authority or Person (or, to the Knowledge of Parent, oral notice) alleging any non-compliance with or Liability under any applicable Environmental Law by Parent or any of its Subsidiaries, the subject of which has not been resolved; (ii) no Actions pursuant to any Environmental Law are pending or threatened in writing or, to the Knowledge of Parent, threatened orally against Parent or any of its Subsidiaries; and (iii) to the Knowledge of Parent, neither Parent nor any of the Parent Subsidiaries has Released Hazardous Materials resulting from their operation of their respective businesses, at on, upon, into or from any real property owned or leased by Parent or any of the Parent Subsidiaries or any other property at concentrations or under conditions that would result in the Parent or any Parent Subsidiary incurring Liability under Environmental Laws.
(b) Other than as set forth in this Section 6.19 or addressed in Section 6.9 (No Undisclosed Liabilities) or Section 6.13 (Absence of Changes), no other representation or warranty shall be deemed to be made in respect of any environmental, health or safety matters (but excluding matters relating to food and product safety), including any matters arising under Environmental Laws, or any matters relating to Hazardous Materials.
Section 6.20 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Parent, Merger Sub or the SpinCo Entities would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Parent or any Parent Subsidiary.
Section 6.21 Proxy Statement; Registration Statements. None of the information regarding Parent or any of the Parent Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by Parent or any Parent Subsidiaries specifically for inclusion in, or incorporation by reference into, Proxy Statement, the Parent Registration Statement, the SpinCo Registration Statement or the Distribution

Documents will, in the case of the Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the Parent Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the Parent Shareholders Meeting, at the Distribution Date and at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the Parent Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Parent Registration Statement.
Section 6.22 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Centerview Partners LLC to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement (prior to any adjustment) is fair, from a financial point of view, to Parent. A copy of such opinion has been delivered or made available to the Company promptly after delivery thereof.
Section 6.23 Certain Board Findings. The Parent Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, are advisable and in the best interests of Parent and its shareholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment, (c) resolving to make the Parent Board Recommendation, subject to Section 7.4, and (d) directing that the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment be submitted to a vote at a meeting of Parent’s shareholders.
Section 6.24 Shareholder Approval Required. No vote of the holders of any class of equity securities of Parent or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of Parent or its Subsidiaries is to be a party, the performance by Parent or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder, except that consummation of the Merger, the Parent Charter Amendment and the Parent Bylaw Amendment requires the Parent Shareholder Approval.
Section 6.25 SpinCo Common Stock. Neither Parent nor any of the Parent Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is Parent or any of the Parent Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or the Company.
Section 6.26 No Shareholders Rights Plan; No Antitakeover Law. As of the date hereof, there is no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no shareholder rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which Parent or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of shares of Parent Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to Parent or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.
Section 6.27 No Other Representations and Warranties. Except as expressly set forth in Article IV and Article V or in any Transaction Document, (a) each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any of its Affiliates (including the SpinCo Entities), nor any of their respective Representatives has made, or is making, any representation or warranty whatsoever with respect to the Company or any of its Affiliates (including the SpinCo Entities), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of Parent and Merger Sub further acknowledges and agrees that neither the Company nor any of its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Parent, Merger Sub or any of its respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document, each of Parent and Merger Sub acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, SpinCo, any of the SpinCo Entities or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to Parent, Merger Sub or any of their Representatives, and expressly disclaim reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to Parent, Merger Sub or any of their Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by Parent, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Parent, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document. In entering into this Agreement, Parent and Merger Sub acknowledge and agree that they have relied solely upon their own investigation and analysis, and Parent and Merger Sub acknowledge and agree, to the fullest extent permitted by Law, that the Company, the SpinCo Entities and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to Parent or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties of set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS
Section 7.1 Conduct of Business by Parent and Merger Sub Pending the Merger. From the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law or (iv) as required or, in Parent’s reasonable judgment, advisable to protect health and safety in response to COVID-19, Parent shall use reasonable best efforts to, and to cause each of its Subsidiaries to, conduct its and their operations in the ordinary course of business in all material respects. Without limiting the generality of the foregoing, during the Interim Period, except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.1 of the Parent Disclosure Schedule) or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed or denied, other than with respect to subsection (b), with respect to which consent may be withheld at the Company’s sole discretion), (iii) as required by applicable Law or (iv) as required or, in Parent’s reasonable judgment, advisable to protect health and safety of its or its Subsidiaries’ employees in response to COVID-19, Parent shall not, and shall cause its Subsidiaries not to:
(a) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of Parent (other than the Parent Charter Amendment and Parent Bylaw Amendment) or any of its Subsidiaries (other than any changes or amendments thereto that do not adversely impact SpinCo’s stockholders);
(b) (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its Interests (whether in cash, securities or property), except for the declaration and payment of dividends or distributions paid on or with respect to a class of Interests of any Subsidiary that is wholly owned directly or indirectly by Parent, (ii) split, combine, subdivide, reduce or reclassify any of its Interests (except with respect to any direct or indirect wholly owned Subsidiary of Parent that remains a direct or indirect wholly owned Subsidiary of Parent immediately thereafter), or (iii) redeem, repurchase or otherwise acquire any of its Interests (including any securities convertible or exchangeable into such Interests);
(c) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of or any other Interests in Parent or any of its Subsidiaries or any Parent Voting Debt, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Parent or any of its Subsidiaries, other than (i) the issuance of Parent Common Stock upon the exercise and settlement of Parent LTI Awards in accordance with their terms, (ii) the issuance of any Parent LTI Awards required by the terms of any employment agreement outstanding as of the date hereof or entered into as permitted by Section 7.1(h); (iii) the issuance by Parent of annual equity awards in the ordinary course of business; (iv) the issuance of Parent Common Stock pursuant to the Parent ESPP (as in effect on the date of this Agreement); or (v) the issuance by a wholly owned Subsidiary of Parent of its capital stock or other Interests to Parent or another wholly owned Subsidiary of Parent;
(d) merge, combine or consolidate (pursuant to a plan of merger or otherwise) Parent or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries;
(e) acquire (including by merger, consolidation, or acquisition of shares or assets) (A) any interest in any Person, (B) any assets of any Person with value in excess of $25,000,000, individually, or $75,000,000, in the aggregate, other than, in each case, in the ordinary course of business or pursuant to the Contracts set forth on Section 7.1(e) of the Parent Disclosure Schedule or (C) any interest in any Person or assets of any Person where such acquisition, merger or consolidation would reasonably be expected to materially delay the satisfaction of the conditions contained in Section 8.1(a) or materially adversely affect the consummation of the Merger;
(f) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than Parent or its wholly owned Subsidiaries) for borrowed money, except (i) in the ordinary course of business pursuant to the Parent Credit Agreement in an aggregate outstanding amount not to exceed $15,000,000 at any time, and (ii) intercompany indebtedness among Parent and its wholly owned Subsidiaries or among any wholly owned Subsidiaries;
(g) except in the ordinary course of business, materially adversely modify or terminate (excluding any expiration in accordance with its terms) any Parent Material Contract;
(h) adopt, enter into, amend or alter in any material respect or terminate any Parent Benefit Plan or any employment agreement with any employee of Parent or any of its Affiliates or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any employee of Parent or any of its Affiliates, in each case except for such actions, changes or other matters: (A) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (B) as required under applicable Law, any existing Parent Benefit Plan, or any existing employment agreement or other Contract; or (C) solely with respect to employees of Parent who are compensated on an hourly basis, to address market conditions;
(i) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices;
(j) (i) make, change or revoke any material Tax election or (ii) settle, compromise or abandon any material Tax liability, other than, with respect to each of clauses (i) and (ii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse impact on Parent and the Parent Subsidiaries taken as a whole; or
(k) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.
Section 7.2 Conduct of Business by SpinCo Pending the Merger. During the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or otherwise contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Reorganization or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable Law, (iv) as required or, in the Company’s reasonable judgment, advisable to protect health and safety in response to COVID-19 or (v) undertaken pursuant to policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the SpinCo Business relative to the Company Business), the Company and the SpinCo Entities shall use reasonable best efforts to, and to cause their respective Subsidiaries (including the SpinCo Entities), to (x) conduct the SpinCo Business in the ordinary course of business in all material respects, (y) manage the SpinCo Business’s working capital and maintain the SpinCo Business Records with a degree of care consistent with past practice and (z) maintain their respective relations and goodwill with all material suppliers, material customers and other material commercial counterparties and Governmental Authorities (in each case, to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities). Without limiting the generality of Section 7.2(a), during the Interim Period (solely with respect to the SpinCo Entities or the SpinCo Business, and excluding the Excluded Assets and the Excluded Liabilities), except as (i) required or contemplated by this Agreement (including as set forth in Section 7.2 of the SpinCo Disclosure Schedule), the Reorganization or the Transaction Documents, including the Separation Step Plan, (ii) as consented to by Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to subsection (b) or (c), with respect to which consent may be withheld at the Company’s sole discretion), (iii) as required by applicable Law, (iv) as required or, in the Company’s reasonable judgment, advisable to protect health and safety of the SpinCo Employees in response to COVID-19 or (v) with respect to subsections (i), (j) and (k), undertaken pursuant to policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability (provided that, with respect to this clause (v) any applicable actions do not have a materially adverse and disproportionate effect on the SpinCo Business relative to the Company Business), the Company and SpinCo shall not, and each shall cause its respective Subsidiaries not to (in each case to the extent related to the SpinCo Entities or the SpinCo Business, and except to the extent related to the Excluded Assets and the Excluded Liabilities):
(a) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of any of the SpinCo Entities, other than an amendment to the certificate of incorporation of SpinCo to increase the number of authorized or outstanding shares of SpinCo Common Stock in connection with the Distribution in accordance with this Agreement and the Transaction Documents;
(b) other than as required for the Distribution or the SpinCo Payment, (i) declare, set aside or pay any dividends on or make other distributions in respect of any of the Interests of any of the SpinCo Entities (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of Interests of any SpinCo Entity that is wholly owned directly or indirectly by SpinCo, (ii) split, combine, subdivide, reduce, or reclassify any of the Interests of any of the SpinCo Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, Interests of the SpinCo Entities or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any Interests (including any securities convertible or exchangeable into such Interests) of any of the SpinCo Entities;
(c) other than as contemplated by the Distribution, issue, sell, pledge, dispose of, grant, transfer or encumber, any shares of capital stock of, any other Interests in, or any SpinCo Voting Debt of, any of the SpinCo Entities of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the SpinCo Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, in each case, of the SpinCo Entities, other than the issuance by a SpinCo Entity that is a wholly owned Subsidiary of SpinCo of its capital stock or other Interests to SpinCo or another wholly owned Subsidiary of SpinCo;
(d) except with respect to obsolete Intellectual Property Rights and other obsolete assets, and for the dispositions of Inventory in the ordinary course of business consistent with past practice, sell, assign, transfer, convey, lease, license, allow to lapse or expire, abandon, mortgage, pledge or permit any Lien on (other than Permitted Liens) or otherwise dispose of any SpinCo Business Assets or any SpinCo Intellectual Property, in each case that are material to SpinCo Business (taken as a whole);
(e) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the SpinCo Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the SpinCo Entities;
(f) acquire (including by merger, consolidation, or acquisition of shares or assets) (i) any interest in any Person or (ii) any assets of any Person that would be an asset of the SpinCo Entities at the Effective Time, other than, in the case of clause (ii), in the ordinary course of business with respect to assets either having a value not exceeding $25,000,000, individually, or $75,000,000, in the aggregate, or otherwise for which the purchase price will be paid by the Company or any of its Subsidiaries prior to the Distribution Date;
(g) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except (i) the Financing and Permanent Financing and

(ii) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries, in each case of clause (i) and (ii) to the extent otherwise in accordance with this Agreement or contemplated by the Separation Step Plan;
(h) make any loans, capital contributions or investments in, or advances of money to, any Person (other than the SpinCo Entities), in each case, except for advances to employees or officers of any SpinCo Entity for expenses incurred in the ordinary course of business and in accordance with the Company’s and its Subsidiaries’ policies in respect thereof;
(i) (A) amend or modify in any material respect (excluding extensions in the ordinary course of business), terminate (excluding any expiration in accordance with its terms), or waive any material right, benefit or remedy under, any SpinCo Material Contract or (B) enter into any Contract that if entered into prior to the date hereof would be required to be listed on Section 5.7, Section 5.15(a) or Section 5.21 of the SpinCo Disclosure Schedule;
(j) (i) adopt, enter into, amend or alter in any material respect or terminate any Company Benefit Plan in respect of the SpinCo Employees, any SpinCo Benefit Plan or any employment agreement with any SpinCo Employee, (ii) grant or agree to grant any material increase in the wages, salary, bonus or other compensation, remuneration or benefits of any SpinCo Employee, (iii) grant or provide any change in control, severance, termination retention or similar payments or benefits, (iv) hire or engage, or make an offer to hire or engage, any officer, employee or individual independent contractor of SpinCo whose annual base pay exceeds $150,000 or (v) terminate (without cause) the employment of any SpinCo employee or engagement of any SpinCo individual contractor whose annual base pay exceeds $150,000, in each case except for such actions, changes or other matters: (A) solely with respect to SpinCo Employees who are compensated on an hourly basis, to address market conditions, (B) taken or otherwise arising in the ordinary course of business (including ordinary course periodic increases in compensation and benefits and year-end and other ordinary course bonuses and other cash and non-cash incentive awards); (C) as required under applicable Law, any existing Company Benefit Plan or SpinCo Benefit Plan, any existing employment agreement or other Contract or pursuant to any new Company Benefit Plan or SpinCo Benefit Plan or amendment to an existing Company Benefit Plan to the extent applicable generally to employees of Company and its Subsidiaries (and not just of the SpinCo); or (D) the cost of which is borne solely by the Company and/or its Affiliates (other than any SpinCo Entity), it being understood and agreed that actions taken pursuant to this clause (D) shall not result in any cost, expense or Liability to SpinCo or the SpinCo Group (as defined in the Employee Matters Agreement) or Parent and its Subsidiaries (including, following the Closing, the SpinCo Group), including for purposes of the Employee Matters Agreement, or be taken into account for purposes of determining the obligations of Parent and SpinCo under Section 3.1 of the Employee Matters Agreement.
(k) except as required or permitted by GAAP, make any material change to any financial accounting principles, methods or practices of any SpinCo Entity or with respect to the SpinCo Business;
(l) other than any Action or investigation with respect to Taxes (which shall be governed by Section 7.2(m)), compromise, settle or agree to compromise or settle, or waive any material defense or right in connection with, any Action or investigation (including Transaction Litigation) other than compromises, settlements or agreements (other than with respect to any Transaction Litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the SpinCo Entities or the deferral of payment until after the Distribution Date;
(m) (i) make, change or revoke any material Tax election in respect of the SpinCo Business that would bind any SpinCo Entity for periods following the Effective Time or (ii) settle, compromise or abandon any material Tax liability for which a SpinCo Entity would be responsible under any Transaction Document, other than, with respect to each of clauses (i) and (ii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse impact on the SpinCo Entities taken as a whole;
(n) make or commit to make any capital expenditures, on an annualized basis, in the aggregate, in excess of $5,000,000, individually, or $25,000,000, in the aggregate, other than any capital expenditures for which Company or any of its Subsidiaries (other than the SpinCo Entities) shall be responsible for;

(o) enter into any collective bargaining agreement or other similar Contract with a labor union, works’ council, employee representative body or labor organization that would constitute a SpinCo CBA, in each case, that (i) imposes an obligation or liability on Parent or any of its Subsidiaries (including the SpinCo Entities following the Closing) that is material to the SpinCo Business and disproportionately impacts SpinCo Employees or the SpinCo Business or (ii) applies only to SpinCo Employees;
(p) enter into any Contract that by its terms would impose any restrictions on the operation of the Parent Business (other than the SpinCo Business) or that would require or obligate Parent or any of its Subsidiaries (other than the SpinCo Entities) to license any Intellectual Property Rights to any Person, in each case, as a result of Parent or any of its Subsidiaries being an affiliate of a SpinCo Entity following the Closing, and where the failure of Parent or any such Subsidiary to comply with such restrictions or to license such Intellectual Property Rights would result in a breach of such Contract by the SpinCo Entity; or
(q) authorize or enter into any Contract to do any of the foregoing or otherwise agree or make any commitment to do any of the foregoing.
Section 7.3 Tax Matters.
(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that (i) the Contribution and Distribution, taken together, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) the Company will not recognize gain or loss for U.S. federal income Tax purposes in connection with the receipt of the SpinCo Payment or the SpinCo Exchange Debt or, if applicable, the consummation of the Debt Exchange, and (iv) the Merger will not cause Section 355(e) of the Code to apply to the Distribution (clauses (i) through (iv), the “Tax-Free Status”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status. Following the Effective Time, except as otherwise set forth in Section 7.3(a) of the SpinCo Disclosure Schedule, none of the Company, Parent or any of their respective Affiliates shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status.
(b) Each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of WLRK, reasonably satisfactory in form and substance to the Company and a written opinion of EY, reasonably satisfactory in form and substance to the Company (the “Distribution Tax Opinions”), each dated as of the Closing Date, regarding the tax treatment of the Contribution and Distribution and, with respect to the opinion of EY, the Reorganization transactions specified in Section 7.3(b) of the SpinCo Disclosure Schedule. In delivering the Distribution Tax Opinions, EY and WLRK shall be entitled to receive and rely upon the Parent Distribution Tax Representations and the Company Distribution Tax Representations.
(c) Each of the Company, SpinCo and Parent shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of WLRK (the “Company Merger Tax Opinion”) and Parent to obtain a written opinion of Weil (the “Parent Merger Tax Opinion”) reasonably satisfactory in form and substance to the Company and Parent, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, customary representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Company Merger Tax Opinion and the Parent Merger Tax Opinion, WLRK and Weil shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the Parent Merger Tax Representations.
(d) The Company and SpinCo, on the one hand, and Parent, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the Parent Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.
(e) Parent will promptly notify the Company if, before the Effective Time, it knows or has reason to believe that Parent is not reasonably expected to be able to obtain the Parent Merger Tax Opinion.

(f) The Company will promptly notify Parent if, before the Effective Time, it knows or has reason to believe that the Company is not reasonably expected to be able to obtain any of the Distribution Tax Opinions or the Company Merger Tax Opinion.
(g) The Company shall provide Parent copies of all Specified Tax Materials promply following the receipt, filing, or finalization or substantial finalization thereof, as applicable, provided that the Company may redact any Redactable Information from such Specified Tax Materials.
(h) As soon as reasonably practicable (and in any event within thirty (30) Business Days) after the date hereof, the Company will have submitted the IRS Ruling Request, and the Company shall submit to the IRS supplemental materials relating thereto that the Company determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that the Company determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, an “IRS Submission”). The IRS Ruling Request and any IRS Submissions shall be prepared by the Company, subject to the terms of this Section 7.3(h). The Company shall have control over the process for submitting and prosecuting the IRS Ruling Request or such additional rulings as the Company may determine are necessary or appropriate, except as otherwise provided in this Section 7.3(h). From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by the Company of the IRS Ruling (and any additional rulings the Company determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission. In connection with the IRS Ruling Request, the Company shall use its reasonable best efforts to provide Parent with a reasonable opportunity to review and comment on each material IRS Submission filed with the IRS after the date of this Agreement prior to the filing of such IRS Submission with the IRS and the Company shall, in good faith, consider and incorporate any comments provided by Parent on each such material IRS Submission; provided that the Company may redact from any such IRS Submission any information (“Redactable Information”) that (x) the Company, in its good faith judgment, considers to be confidential and not germane to Parent’s or SpinCo’s obligations under this Agreement or any of the other Transaction Documents and (y) is not a part of any other publicly available information, including any non-confidential filing. No material IRS Submission shall be submitted to the IRS after the date of this Agreement unless, prior to such submission, Parent shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such material IRS Submission, to the extent that such contents include statements or representations that Parent reasonably and in good faith determines will have a material adverse effect on Parent or any of its Affiliates (including any SpinCo Entity for periods after the Effective Time). The Company shall provide Parent with copies of each IRS Submission filed with the IRS after the date of this Agreement as filed with the IRS promptly following the filing thereof; provided that the Company may redact any Redactable Information from such IRS Submissions. With respect to the rulings set forth in Schedule 3.2(f) of the Separation and Distribution Agreement (the “Foreign Tax Rulings”), the Company shall use its reasonable best efforts to provide Parent with a reasonable opportunity to review and comment on the request for each such ruling prior to the filing of such request with the applicable Governmental Authority and the Company shall, in good faith, consider any comments provided by Parent on each such request. No material submission to a foreign tax authority requesting a Foreign Tax Ruling, or relating to a request for a Foreign Tax Ruling, (a “Foreign Tax Submission”) shall be submitted to a foreign tax authority after the date of this Agreement unless, prior to such submission, Parent shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such Foreign Tax Submission, to the extent that such contents include statements or representations that Parent reasonably and in good faith determines will have a material adverse effect on Parent or any of its Affiliates (including any SpinCo Entity for periods after the Effective Time); provided, that, for the avoidance of doubt, Parent shall not have any rights pursuant to this sentence with respect to any determinations which the Company is entitled to make under the Tax Matters Agreement, including pursuant to Section 3.07 of the Tax Matters Agreement, and Parent shall exercise its rights pursuant to this sentence in a manner consistent with Section 6.02(c)(ii) of the Tax Matters Agreement. The Company shall provide Parent copies of each Foreign Tax Submission made after the date of this Agreement as filed with the applicable foreign tax authority promptly following the filing thereof; provided that the Company may redact any Redactable Information from such Foreign Tax Submission.

(i) In the event of any Adverse Law Event prior to Closing or if the Company reasonably determines that the transactions contemplated by this Agreement or any other Transaction Documents would result in a material amount of Tax to the Company or any of its Affiliates, the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to either (x) make likely the receipt from the IRS of the IRS Ruling, or (y) allow the Company to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of the Company, tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that (i) no such change shall, (A) alter or change the Exchange Ratio, the nature or mix of the Merger Consideration, or (without the consent of either Party, in their reasonable discretion) materially alter the scope of the SpinCo Business, the SpinCo Business Assets, the SpinCo Entities or SpinCo Liabilities to be acquired by Parent in connection with the Transactions, (B) materially impede or materially delay the consummation of the transactions contemplated by this Agreement or (C) materially increase any unreimbursed cost of any Party associated with the transactions contemplated by the Transaction documents (without the consent of the applicable Party) and (ii) if as a result of such change the Company will not effect the Debt Exchange, the Company will irrevocably waive in writing the condition set forth in Section 8.2(g)(i)(A). In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.3(i), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.
Section 7.4 Preparation of the Registration Statements, Schedule TO and Prospectus; Parent Shareholders Meeting.
(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Parent Registration Statement; (ii) Parent, the Company and SpinCo shall jointly prepare and SpinCo shall file with the SEC the SpinCo Registration Statement; (iii) Parent, the Company and SpinCo shall jointly prepare and Parent shall file with the SEC the Proxy Statement (which Proxy Statement may form a part of the Parent Registration Statement); and (iv) if the Distribution is effected in whole or in part as an exchange offer, the Company shall prepare and file with the SEC, when and as required (and in any event as promptly as reasonably practicable after the Parent Registration Statement and SpinCo Registration Statement have been declared effective by the SEC), a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”).
(b) Each of Parent, the Company and SpinCo shall use its reasonable best efforts to have the Parent Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Parent Registration Statement and the SpinCo Registration Statement, each of Parent, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Parent Share Issuance and the Distribution. As promptly as practicable after the SpinCo Registration Statement shall have become effective, the Company shall cause the Distribution Documents to be mailed or made available to the Company’s shareholders pursuant to applicable Law. No filing of, or amendment or supplement to, the Parent Registration Statement or the Proxy Statement will be made by Parent without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement or the Schedule TO, if applicable, will be made by the Company or SpinCo without providing Parent with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws.

(c) If, at any time prior to the Effective Time, any information relating to Parent, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Company or SpinCo which should be set forth in an amendment or supplement to the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by Law, disseminated to the shareholders of Parent or the Company, as applicable. Each Party shall notify the other Party promptly of the time when the Parent Registration Statement or the SpinCo Registration Statement has become effective and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review in advance any such written responses and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.
(d) Parent Shareholders Meeting.
(i) Subject in all respects to Section 7.4(d)(iii), Parent shall call, give notice of, convene and hold a meeting of its shareholders (the “Parent Shareholders Meeting”) as promptly as reasonably practicable following the date on which the Parent Registration Statement is declared effective, for the purpose of obtaining the Parent Shareholder Approval (and no other matters, except for (x) a proposal to amend the bylaws of Parent to authorize the Parent Board to amend the bylaws without obtaining the approval of Parent’s shareholders and (y) a proposal to adjourn the meeting to solicit additional proxies to obtain the Parent Shareholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the Parent Shareholders Meeting without the Company’s prior written consent); provided, however, that, subject to the requirements of any applicable Law, Parent may, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than ten (10) Business Days each) shall, postpone or adjourn the Parent Shareholders Meeting (A) if a quorum has not been established; (B) after consultation with the Company, to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law and for such supplement or amendment to be disseminated and reviewed by Parent’s shareholders sufficiently in advance of the Parent Shareholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Parent Shareholder Approval would not otherwise be obtained; (D) after consultation with the Company, if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, however, that, unless otherwise agreed to by the Company, the Parent Shareholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than fifteen (15) Business Days in total without the written consent of the Company. Parent shall advise the Company upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Parent Shareholders Meeting as to the aggregate tally of proxies received by Parent with respect to the Parent Shareholder Approval and at additional times upon the reasonable request of the Company.
(ii) Parent shall, through the Parent Board, make the Parent Board Recommendation and include such Parent Board Recommendation in the Proxy Statement (subject to Section 7.9) and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the approval of the proposals required under the Parent Shareholder Approval, and (B) take all other action necessary or advisable to secure the Parent Shareholder Approval. Except as expressly permitted in Section 7.9(c), neither the Parent Board nor any committee thereof shall effect a Parent Adverse Recommendation Change.
(iii) Notwithstanding anything to the contrary herein, including any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.4 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the Parent Shareholder Approval shall be submitted to the shareholders of Parent for approval at the Parent Shareholders Meeting whether or not (A) the Parent Board shall have effected a Parent Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its Representatives.
Section 7.5 Reasonable Best Efforts.
(a) Subject to the terms of Section 7.6, which shall govern with respect to the subject matter thereof, each of Parent and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities and the making of all necessary registrations and filings in connection therewith, (ii) using its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties, and (iii) subject to Section 7.5(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that in no event shall the Company, Parent or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement.
(b) The Company and Parent shall (i) promptly, but, unless mutually agreed by the Company and Parent, in no event later than ten (10) Business Days after the date hereof, file (or cause to be filed) any and all pre-merger notification and report forms required to be filed by the Parties under the HSR Act with respect to the Merger, and (ii) make, in no event later than the applicable deadline set forth on Section 7.5(b) of the Company Disclosure Schedule unless mutually agreed by the Company and Parent, the appropriate filings required in connection with each of the other Requisite Regulatory Approvals. The Company and Parent shall request early termination of any applicable waiting periods under the Antitrust Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall supply to the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission as promptly as reasonably practicable and advisable any additional information or documents that may be requested pursuant to any Law or by any of them. Parent may not “pull and refile” its filing under the HSR Act without the prior written approval of the Company.
(c) In furtherance of the covenants of the parties contained in this Section 7.5 (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger (or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents) as violative of any Antitrust Law, each of the parties hereto shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any such other transaction on or before the Outside Date and (ii) Parent shall take all such further action as may be necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including, in the case of Parent, proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to

(x) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates, including the SpinCo Business and the SpinCo Business Assets (other than the Company and its Affiliates following the Closing) and (y) otherwise take or commit to take actions that after the Closing would limit Parent’s freedom of action with respect to, or its ability to operate and/or retain any of the businesses, assets or properties of Parent, the SpinCo Entities or any of their respective Affiliates (other than the Company and its Affiliates following the Closing), including the SpinCo Business and the SpinCo Business Assets (collectively, the “Remedial Actions”); provided, however, that nothing contained in this Agreement requires Parent to (x) agree to or effect any sale, divestiture or disposition of, or (y) agree to or take any other action pursuant to the foregoing that would limit Parent’s freedom of action or ability to operate and/or retain, assets or a business of Parent or the SpinCo Entities or any of their respective Affiliates that, individually or in the aggregate, generated net sales revenues in excess of $83,000,000 (the “Maximum Impacted Historical Revenue”); provided that, in the case of clause (y), the net sales revenues of the asset or business impacted by such action shall be considered in determining whether the Maximum Impacted Historical Revenue has been achieved only if the applicable limitation would be material to such impacted assets or business. For the purposes of calculating the Maximum Impacted Historical Revenue, (A) the net sales revenues of any SpinCo Business Assets shall be calculated using the 2020 net sales revenues from the Sales Cube application used by the Company and its Affiliates, and (B) the net sales revenues of any assets or business of Parent and its Affiliates shall be calculated using the fiscal year 2021 net sales revenues from the Prophix database used by Parent and its Affiliates; provided, in each case of clause (A) and (B) that net sales revenues shall not include sales between a Party and its Affiliates or among its Affiliates. Parent shall be entitled to lead any proceedings or negotiations with any Governmental Authorities with respect to any Remedial Actions, in consultation with the Company pursuant to Section 7.5(d). In furtherance of Section 7.5(c)(ii), Parent may propose the assets or businesses of Parent or the SpinCo Entities that may be subject to any Remedial Actions. Notwithstanding anything in this Agreement to the contrary, the Company and its Affiliates shall not be obligated to take or agree or commit to take any action (i) that is not conditioned on the Closing or (ii) that relates to any Excluded Assets or the Company Business.
(d) Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, timing agreements or extensions, and any other actions pursuant to this Section 7.5, and, subject to applicable legal limitations and the instructions of any Governmental Authority, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, Parent and the Company shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any non-administrative written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Business Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns. Parent and the Company agree not to participate in any pre-scheduled meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate.
Section 7.6 Financing.
(a) SpinCo shall use reasonable best efforts to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “Debt Commitment Letter”)), from the SpinCo Lenders party thereto, pursuant to which, among other things, the SpinCo Lenders have committed to provide SpinCo or its designee with debt financing in the amount set forth therein (the committed debt financing contemplated by the Debt Commitment Letter, being referred to as the “Financing”), (ii) materially comply with the obligations that are set forth in the Debt Commitment Letter that are applicable to SpinCo, (iii) fully enforce the rights of SpinCo under the Debt Commitment Letter and (iv) cause the applicable SpinCo Lenders to fund the full amount of the Financing (other than any portion thereof that is replaced with previously or concurrently incurred Permanent Financing) no later than immediately prior to the Distribution.
(b) In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Financing Agreements, the Company (in consultation in good faith with Parent) shall cause SpinCo to, and each of SpinCo and Parent shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the Financing and Permanent Financing that is available, equal to $1,000,000,000 (the “Alternative Financing”, it being understood and agreed that references herein to (i) the Financing shall include any such Alternative Financing and (ii) the Debt Commitment Letter or Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided, that the terms of the Alternative Financing must (A) not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith), (B) unless otherwise agreed to in writing by the Company, SpinCo and Parent, be on terms and conditions not materially less favorable, taken as a whole, to SpinCo and Parent than those in the Debt Commitment Letter or the Financing Agreements, as applicable and (C) unless otherwise agreed to in writing by the Company and Parent, not contain any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Commitment Letter or the Financing Agreements, as applicable.
(c) SpinCo shall give Parent, and Parent shall give SpinCo, prompt written notice upon it obtaining actual knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the Financing or Permanent Financing by any party to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements, and (iv) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements. Subject to the immediately preceding clause (b), SpinCo shall not, without the prior written consent of Parent, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the Debt Commitment Letter, the Financing Agreements or the Permanent Financing Agreements; provided that notwithstanding the foregoing, SpinCo may (in consultation with Parent) amend and restate the Debt Commitment Letter or otherwise execute joinder agreements to the Debt Commitment Letter solely to add additional SpinCo Lenders, arrangers, agents or entities with other similar roles or titles.
(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and Parent agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement and consummation by SpinCo of the Financing, including, without limitation, by (i) participating in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Financing Agreements”), on the terms and conditions contained in the Debt Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and Parent; provided, that any such other terms must not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith) and (iv) on a timely basis (taking into account the expected timing of the Marketing Period), (x) satisfying all conditions precedent in the Debt Commitment Letter and the Financing Agreements that are within the control of SpinCo, Parent or their respective Subsidiaries, as applicable, (y) furnishing any pertinent information regarding the SpinCo Business or Parent and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Parent, as applicable, in connection with the Financing and (z) furnishing summary financial results reasonably available to or obtainable by the Company or SpinCo, on the one hand, or Parent, on the other, for any fiscal period of SpinCo or Parent, as applicable, for which historical financial statements of the SpinCo Business or Parent, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of SpinCo or Parent, as applicable, pursuant to Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of the Company or Parent, as applicable, and to the extent customary, advisable or necessary, the Company or Parent, as applicable, shall disclose publicly such financial results prior to or concurrently with the launch of any such offering).
(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and Parent hereby consents to the use of its and its Subsidiaries’ logos, in connection with the Financing and Permanent Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property Rights. SpinCo and Parent shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the Financing and Permanent Financing and as promptly as practicable provide copies of then-current drafts of the Financing Agreements and Permanent Financing Agreements.
(f) Notwithstanding any of the foregoing or any other provision of this Agreement to the contrary, in the event of a termination of this Agreement in accordance with its terms (other than a termination by Parent pursuant to Section 9.1(d), in which case the Company shall be responsible for 100% of the Reimbursement Obligations), each of Parent, on the one hand, and the Company and SpinCo, on the other hand, shall be responsible for 50% of the aggregate amount of the Reimbursement Obligations, and Parent shall, or shall cause its Subsidiaries to, pay to the Company an amount of cash equal to 50% of the aggregate amount of the Reimbursement Obligations (such payment to be made promptly and in any event within thirty (30) Business Days following delivery to Parent of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations); provided, however, in the event this Agreement is validly terminated by the Company pursuant to Section 9.1(e), then the percentage of the Reimbursement Obligations for which Parent shall be responsible (and in respect of which Parent shall be required to pay to the Company) pursuant to this Section 7.6(f) shall be deemed to equal 100%.
(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and Parent agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities (including the SpinCo Exchange Debt) or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of the Financing (such financing, the “Permanent Financing”), including, without limitation, by (in the case of any portion of the Permanent Financing consisting of SpinCo Exchange Debt, subject to Sections 7.6(k) and (l)) (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, (v) in the case of the Company and SpinCo, as promptly as reasonably practicable furnishing Parent with the Required Information, (vi) using reasonable best efforts to obtain customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions and other documentation and items relating to the Permanent Financing, (vii) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent Financing Agreements”), on terms and conditions reasonably satisfactory to the Company, SpinCo and Parent; provided, that any such terms must not result in any materially adverse Tax consequences to the Company and its subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith), (viii) on a timely basis (taking into account the expected timing of the Marketing Period), (x) satisfying all conditions precedent in the Permanent Financing Agreements that are within the control of SpinCo, Parent or their respective Subsidiaries, as applicable, (y) furnishing any pertinent information regarding the SpinCo Business or Parent, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Parent, as applicable, in connection with the Permanent Financing and (z) furnishing summary financial results reasonably available to or obtainable by the Company or SpinCo, on the one hand, or Parent, on the other, for any fiscal period of SpinCo or Parent, as applicable, for which historical financial statements of the SpinCo Business or Parent, as applicable, are not yet available, to the extent disclosure of such financial results would be customary, advisable or necessary in connection with an offering of high yield debt securities of SpinCo or Parent, as applicable, pursuant to Rule 144A promulgated under the Securities Act at the time the relevant offering is being arranged or launched, in a form customarily used to “flash” or “pre-release” financial results for such an offering (and, upon the reasonable request of the Company or Parent, as applicable, and to the extent customary, advisable or necessary, the Company or Parent, as applicable, shall disclose publicly such financial results prior to or concurrently with the launch of any such offering), (ix) facilitating the granting of security interests (and perfection thereof) in collateral and the provision of guarantees, (x) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) a “Beneficial Ownership Certification” (as defined in the Debt Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing and (xi) delivering any customary certificates required by the Permanent Financing Agreements.
(h) Notwithstanding anything to the contrary in this Section 7.6, (i) no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require Parent or any of its Subsidiaries to be an issuer or guarantor of the Company Exchange Debt or require the Company or any of its Subsidiaries (other than SpinCo), or, prior to the Closing, Parent, any of its Subsidiaries or any of SpinCo’s Subsidiaries, to be an issuer or guarantor of the Financing or the Permanent Financing; (B) require the Company or any of its Subsidiaries or, prior to the Closing, Parent or any of its Subsidiaries, or any of their respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of SpinCo and its Subsidiaries, certificates, opinions or letters delivered at the closing of the Financing or the Permanent Financing, as applicable); (C) cause any director, officer or employee of the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, to incur any personal liability; (D) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries), or, prior to the Closing, Parent or any of its Subsidiaries or SpinCo or any of its Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision (or perfection) of collateral in connection with the Financing or Permanent Financing other than those related to customary escrow arrangements reasonably acceptable to Parent, the Company and SpinCo relating to any proceeds from the Permanent Financing required to be held therefor; (E) without limiting clauses (B) and (D) above, (1) require Parent or any of its Subsidiaries to execute and deliver any documentation related to the Company Exchange Debt or (2) require the Company or any of its Subsidiaries (other than SpinCo) or, prior to the Closing, Parent, any of its Subsidiaries or any of SpinCo’s Subsidiaries, to execute and deliver any documentation related to the Financing or Permanent Financing; (F) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Parent’s reasonable determination) any attorney-client privilege of Parent or any of its Subsidiaries (in which case Parent and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (G) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, or the Organizational

Documents of Parent or its Subsidiaries, or any applicable Law; (H) require the incurrence or issuance of any indebtedness other than the Financing, the Permanent Financing, the Company Exchange Debt and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Separation Step Plan; (I) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or Parent and its Subsidiaries; (J) require the Company or its Subsidiaries or Parent or its Subsidiaries to prepare or deliver any (1) Excluded Information or (2) financial statements (other than financial statements to the extent (x) set forth in Section 7.6(g)(viii)(z) or Section 7.6(d)(iv)(z), (y) in the case of the Company and its Subsidiaries, constituting Required Information or (z) in the case of Parent and its Subsidiaries, constituting “Required Notes Information” or “Required Bank Information” (each as defined in the Debt Commitment Letter as in effect as of the date hereof) relating to Parent or its Subsidiaries) that are not readily available to them or prepared in the ordinary course of their respective financial reporting practices or (K) require the Company, SpinCo or their respective subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Permanent Financing and (ii) no action contemplated in this Section 7.6 shall be required by the Company, SpinCo or their respective Subsidiaries to the extent such action would result in any materially adverse Tax consequences to the Company, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith).
(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Parent or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Parent (or their respective Affiliates), each of the Company and SpinCo agrees that Parent may share information with respect to SpinCo and the SpinCo Business with the SpinCo Lenders, and that Parent and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Permanent Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent or any of its Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, offering memoranda, private placement memoranda and similar documents.
(j) All non-public or otherwise confidential information regarding the businesses of Parent and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and Parent, on the other hand (or their respective Affiliates), Parent agrees that the Company and SpinCo may share information with respect to the businesses of Parent and its Subsidiaries with the SpinCo Lenders, and that the Company, SpinCo and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing and the Permanent Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books, offering memoranda, private placement memoranda and similar documents.
(k) If the Above Basis Amount exceeds zero and there has been no Adverse Law Event with respect to the Company’s recognition of gain or loss for U.S. federal income Tax purposes in connection with the Debt Exchange, unless the Company has delivered written notice of its waiver (in its sole discretion) of the condition set forth in Section 8.2(g)(i)(A):
(i) the Company shall use its reasonable best efforts to, (a) prior to the Distribution, incur indebtedness in an aggregate principal amount equal to the Above Basis Amount containing terms reasonably satisfactory to the Company (the “Company Exchange Debt”); (b) cause SpinCo to distribute to the Company indebtedness of SpinCo containing terms (including as to pricing, fees and other economic terms) consistent with those described in paragraph (l) below and otherwise reasonably satisfactory to the Company, SpinCo and Parent (the “SpinCo Exchange Debt”); and (c) cause the Debt Exchange to be consummated prior to or substantially concurrently with the Distribution in a process to be jointly managed by the Company and Parent in good faith; provided, that the terms of the Debt Exchange must not result in any materially adverse Tax consequences to the Company and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith);
(ii) (a) the Company and its Subsidiaries (including SpinCo and its Subsidiaries) on the one hand, and Parent and its Subsidiaries on the other hand, shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to facilitate the Debt Exchange and (b) the Company and its Subsidiaries (including SpinCo and its Subsidiaries) shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all other things reasonably necessary to cause the holders of the Company Exchange Debt to exchange such Company Exchange Debt for the SpinCo Exchange Debt on terms reasonably acceptable to the Company;
(iii) (a) the Company and Parent shall jointly manage the negotiations in connection with the issuance of the SpinCo Exchange Debt and the selection of investment banking advisors with respect thereto; and (b) the financial, legal, accounting and other advisors for the Company, Parent and SpinCo shall be directed to take, or cause to be taken, all actions, and do, or cause to be done, all other commercially reasonable things necessary to facilitate the Debt Exchange as reasonably directed by the Company and Parent in good faith;
(iv) the Company and Parent will each be permitted to participate in any material discussions with the investment banks, managers or other third parties relating to the terms and conditions of the SpinCo Exchange Debt and to review and comment on drafts of proposed indentures, specimen security certificates, purchase agreements, credit agreements and other similar agreements governing the SpinCo Exchange Debt;
(v) each party hereto shall use reasonable best efforts to cooperate in connection with the preparation of all documents and the making of all filings required in connection with the issuance of the SpinCo Exchange Debt and the consummation of the Debt Exchange;
(vi) the Company and Parent shall coordinate their activities with respect to the Debt Exchange and the other components of the Financing and the Permanent Financing, as applicable, with the intent of optimizing the marketing and execution thereof; and
(vii) the Company shall use commercially reasonable efforts to increase the Basis Amount (without taking into account the second proviso contained in the definition thereof), provided, that the Company shall not be required to take any action that could (a) prevent or materially delay the Separation, the Distribution or the Merger (or prevent or materially delay the satisfaction of any condition to any of the foregoing) or (b) result in any material Tax or unreimbursed cost to the Company which Tax or cost would not otherwise be incurred.
(l) The SpinCo Exchange Debt shall (i) have a minimum term of eight years from issuance, (ii) be subject to covenants that are consistent with market practice for issuers with the credit ratings assigned to Parent or SpinCo giving pro forma effect to the consummation of the Merger, (iii) include terms that result in the SpinCo Exchange Debt trading at par upon issuance, (iv) not be callable for at least 5 years (except subject to payment of a customary make-whole premium) and (v) have no principal amortization; provided, however, that unless the Company has delivered written notice of its waiver (in its sole discretion) of the condition set forth in Section 8.2(g)(i)(A), if the SpinCo Debt Exchange is unable to be consummated via the issuance or incurrence of the SpinCo Exchange Debt within the foregoing parameters, the parties agree that the Company may, but shall not be required to, complete the issuance or incurrence of the SpinCo Exchange Debt outside such parameters to the extent necessary to consummate the Debt Exchange prior to the Distribution, as determined by the Company in good faith, after reasonable consultation with Parent.
Section 7.7 Access to Information. The Company shall, and shall cause its Subsidiaries, on the one hand, and Parent shall, and shall cause the Parent Subsidiaries, on the other hand, to afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party (including in response to COVID-19), during the Interim Period, in such manner as to not interfere with Parent’s and its Subsidiaries’ or the SpinCo Business’s (as applicable) normal operations, the properties, the SpinCo Business Records and appropriate senior-level employees of Parent and the Parent Subsidiaries or the Company and its Subsidiaries (related to the SpinCo Business), including the SpinCo Entities (as applicable), as such Party and its Representatives may reasonably request for the purposes of furthering the transactions contemplated by this Agreement or integration planning and preparing for the operation of Parent and the Surviving Corporation post-Closing; provided that (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results, or other sensitive personal information; and (d) that nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). Parent and the Company may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions. Notwithstanding anything in this Section 7.7 to the contrary (but without limiting the Company’s obligations under this Agreement, including Section 7.4), the Company and SpinCo shall not be required to provide access to, or make any disclosure with respect to, any information of or to the extent relating to the Company, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the SpinCo Entities, the SpinCo Business Assets or the SpinCo Liabilities. The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement and, to the extent applicable, the procedures set forth on Section 7.7 of the SpinCo Disclosure Schedule shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.
Section 7.8 D&O Indemnification and Insurance.
(a) For a period of six (6) years from and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each present and former director, officer or employee of any SpinCo Entity (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries (including the SpinCo Entities), as the case may be, would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents, provided that such Person delivers an undertaking to Parent in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, Parent shall cause the SpinCo Entities (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the SpinCo Entities’ respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.
(b) The Company may at its option and sole expense procure a prepaid, non-cancelable six (6)-year “tail” policy commencing on the Closing Date covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time.
(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of Parent and SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any SpinCo Entity and his or her heirs and representatives. In the event that Parent or SpinCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or SpinCo, as the case may be, shall succeed to the obligations set forth in this Section 7.8.
Section 7.9 No Solicitation.
(a) Parent shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall promptly request that each such Person return or destroy any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Parent shall not, and shall cause its respective Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to Parent or any Parent Subsidiary in connection with, any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, that (x) Parent may direct any Person that submits any Competing Proposal or makes any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal (in each case, not involving, following or resulting from any breach of this Section 7.9) to the provisions of this Section 7.9 and (y) if, prior to obtaining the Parent Shareholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Parent Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, encouraged or facilitated by the breach (other than a de minimis breach) of this Section 7.9(a), the Parent Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law, Parent may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to Parent, its Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal; provided, that Parent may only take the actions described in the foregoing clauses (A) and (B) if it has provided the Company and SpinCo with notice of its intent to take such action at least forty-eight (48) hours prior to initially taking the first of any such actions. Except as expressly permitted by this Section 7.9, the Parent Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal; (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (3) if a Competing Proposal has been publicly announced, fail to publicly make a statement that the Company recommends against any such Competing Proposal within ten (10) Business Days after the initial request in writing by the Company following such public announcement to do so, or, if requested by the Company in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to the Company, such recommendation against such Competing Proposal), (4) fail to include the Parent Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3),(4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “Parent Adverse Recommendation Change”).
(b) Except as expressly permitted by this Section 7.9, Parent shall not, and shall cause its respective Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to the Company, release, modify or grant any permission, waiver or release under, any standstill or similar agreement entered into by Parent or any of its Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the Parent Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law).
(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the Parent Shareholder Approval, the Parent Board may (I) in response to any bona fide written Competing Proposal that was not solicited, initiated or knowingly encouraged in violation of Section 7.9(a), effect a Parent Adverse Recommendation Change or (II) in response to an Intervening Event, effect a Parent Adverse Recommendation Change, in the case of each of clauses (I) and (II), if and only if (i) (A) in the case of a Competing Proposal, the Parent Board concludes in good faith, after consultation with Parent’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (B) in the case of an Intervening Event, if the Parent Board determines in good faith that an Intervening Event has occurred and is continuing; (ii) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law; (iii) the Parent Board provides the Company four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (iv) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the Company, Parent shall have negotiated (and directed its Representatives to negotiate) in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Competing Proposal or Intervening Event; and (v) at the end of the four (4) Business Day period described in the foregoing clause (iv), the Parent Board concludes in good faith, (A) after consultation with Parent’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which the Company and SpinCo have agreed in writing), that any Competing Proposal continues to be a Superior Proposal or (B) after consultation with Parent’s outside legal counsel, that the failure to make a Parent Adverse Recommendation Change with respect to such Intervening Event would more likely than not be inconsistent with the fiduciary duties that the directors owe to Parent and its shareholders in their capacity as directors of Parent under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the shareholders of Parent would receive as a result of the Superior Proposal) or to the facts and circumstances relating to any Intervening

Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided, that with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to two (2) Business Days.
(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), Parent shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to Parent or its Subsidiaries relating to, or from any Person that would reasonably be expected to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the Company (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal). Parent shall keep the Company reasonably informed on a prompt basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes, developments, discussions or negotiations) of the status of any such request, inquiry or Competing Proposal (including the any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Parent hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements, and written summaries of any other material oral inquiries or discussions. Parent agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to the Company any non-public information concerning Parent or its Subsidiaries that Parent provides to any third party in connection with any Competing Proposal which was not previously provided to the Company and SpinCo.
(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to its shareholders a position that Parent reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of the Nasdaq, and such disclosure shall not be deemed a Parent Adverse Recommendation Change so long as such disclosure includes the Parent Board Recommendation, without alternation, modification or qualification thereof, or would not otherwise constitute a Parent Adverse Recommendation Change.
(f) Any failure of Parent’s Subsidiaries or their Representatives to comply with any provisions of this Section 7.9 applicable thereto (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by Parent.
(g) For purposes of this Agreement:
(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other similar transaction involving Parent; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Parent and the Parent Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Parent Common Stock or of any other class or type of Interests in Parent; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Parent Common Stock or of any other class or type of Interests of Parent or any of its Subsidiaries; or (E) any combination of the foregoing.
(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by

Parent or any of its Representatives in violation of Section 7.9(a) and which, in the good faith judgment of the Parent Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated and (B) if consummated, would result in a transaction that is more favorable to Parent’s shareholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the Company and SpinCo pursuant to Section 7.9(c)).
Section 7.10 Exclusivity. The Company shall immediately cease, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, and shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement promptly return or destroy such information (if as of the execution of this Agreement not already so requested), including promptly terminating any access by any Person to any physical or electronic data room relating to any SpinCo Proposal. From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the Effective Time, the Company shall not, and shall cause its Subsidiaries and shall use reasonable best efforts to cause its Representatives not to: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes 10% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”), or any inquiry, proposal or offer which would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to the SpinCo Business, SpinCo Business Assets or SpinCo Entities in connection with, any SpinCo Proposal or any inquiry, proposal, effort or attempt related to or that would reasonably be expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo Proposal or (iv) approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided that nothing in this Section 7.10 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay the Company’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby or by the Separation and Distribution Agreement.
Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) in connection with any press release, public statement or filing to be issued or made by Parent with respect to any Parent Adverse Recommendation Change in accordance with this Agreement, or (c) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11), neither Parent nor the Company will, and each of Parent and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or the rules of any stock exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public releases made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.
(a) From and after the Closing Date, (i) until the date that is two (2) years after the Closing Date, the Company shall not and shall ensure that no Subsidiary of the Company, directly or indirectly, solicits for employment any SpinCo Employee whose name appears on the SpinCo Employee List and (ii) until the date that is two (2) years after the Closing Date (in the case of SpinCo Employees whose name appears on the SpinCo Employee List with a title of Director or above) and that is six (6) months after the Closing Date (in the case of SpinCo Employees whose name appears on the SpinCo Employee List with a title below Director), the Company shall not and shall ensure that none of its Subsidiaries offers to hire or hires any such SpinCo Employee; provided, however, that nothing in this Section 7.12(a) will prohibit the Company or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at SpinCo Employees, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target SpinCo Employees, (x) soliciting any person who has ceased to be employed by Parent or any of its Subsidiaries, (y) soliciting any person who initiates discussions regarding employment with the Company or any of its Subsidiaries without any direct or indirect solicitation by the Company or any of its Subsidiaries, or (z) subject to clause (ii), employing any SpinCo Employee as a result of activities permitted by the foregoing clauses (v), (w), (x) or (y).
(b) From and after the Closing Date, (i) until the date that is two (2) years after the Closing Date, Parent shall not and shall ensure that no Subsidiary of Parent, directly or indirectly, solicits for employment any Company Representative and (ii) until the date that is two (2) years after the Closing Date (in the case of any Non-Transferred Employee Company Representative with a title of Director or above) and that is six (6) months after the Closing Date (in the case of any Non-Transferred Employee Company Representative with a title below Director), Parent shall not and shall ensure that no Parent Subsidiary offers to hire or hires any such Non-Transferred Employee Company Representative; provided, however, that nothing in this Section 7.12(b) will prohibit Parent or any of its Subsidiaries from (v) engaging in general solicitations to the public or general advertising not directly targeted at Company Representatives, (w) soliciting any person via a search firm or employment agency that is not instructed to specifically target Company Representatives, (x) soliciting any person who has ceased to be employed by the Company or any of its Subsidiaries, (y) soliciting any person who initiates discussions regarding employment with Parent or any of its Subsidiaries without any direct or indirect solicitation by Parent or any of its Subsidiaries, or (z) subject to clause (ii), employing any Non-Transferred Employee Company Representative as a result of activities permitted by clauses (v), (w), (x) or (y).
(c) From the Closing Date until the date that is five (5) years after the Closing Date, the Company will not, and will cause its Subsidiaries not to (i) engage in (or own any Interest in any Person who engages in or manages or operates any business that engages in) the manufacture, marketing, distribution, sale or servicing of any products or services designed or marketed to (A) detect, enumerate, or culture (or collect or hold for the purpose of detecting, enumerating, or culturing) microorganisms or food allergens in Commercial Food Safety Applications (except where solely performed to assess the need for or evaluate the efficacy of filtration and separation products of the Company’s Separation and Purification Sciences Division) or (B) detect adenosine triphosphate to determine the hygienic status of surfaces, products, or environments; or (ii) grant to any third party any express license under any intellectual property to permit such third party to take an action prohibited by foregoing clauses (A) and (B).
(d) The prohibitions in Section 7.12(c) will not apply to:
(i) any acquisition, merger, business combination or similar transaction (or series of related transactions) by the Company or any of its Subsidiaries of all or any part of a business or Person that is engaged in activities that the Company would be prohibited from engaging in pursuant to Section 7.12(c) where such acquired business or Person’s consolidated revenues in respect of such prohibited activities represented no more than ten percent (10%) of the aggregate consolidated revenues of such acquired business or Person, as applicable, for such acquired business’s or Person’s most recently completed fiscal year; so long as within eighteen (18) months after the consummation of the Company’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such business or Person, either (x) the Company or such Subsidiary or Subsidiaries disposes of such Person or business or the relevant portion thereof that is engaged in any prohibited activities or (y) at the expiration of such eighteen (18)-month period, the operation of such prohibited business has been discontinued;
(ii) the ownership by the Company or any of its Subsidiaries, directly or indirectly, of five percent (5%) or less of any class of securities of any Person traded on any domestic or foreign securities exchange; provided, that such shares are held for passive investment purposes only and neither the Company nor any of its Affiliates exercise control of such Person;
(iii) the acquisition and ownership, directly or indirectly, of an equity interest of no greater than five percent (5%) of the outstanding equity securities in, any Person that does not have a class of securities listed on any domestic or foreign securities exchange, so long as the Company or its Subsidiary, as applicable, does not have (A) the right to appoint a number of members of the board of directors or similar governing body of such Person in excess of the aggregate outstanding equity ownership percentage of the Company and its Affiliates in such Person or (B) control over the research or strategic development activities of such Person; or
(iv) the performance by the Company or any of its Subsidiaries of their respective obligations under any Transaction Document.
(e) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.
Section 7.13 Defense of Litigation. Parent and the Company shall provide the other Party prompt notice in writing of any Action brought by any shareholder or purported shareholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to the transactions contemplated by this Agreement or the Separation and Distribution Agreement, including the Separation, the Merger, the Parent Share Issuance, the Parent Charter Amendment and the Parent Bylaw Amendment (collectively, “Transaction Litigation”), and shall keep the other Party informed on a reasonably current basis with respect to the status thereof and consider any comments or suggestions made by the other Party with respect to the strategy therefor; provided, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.
Section 7.14 Section 16 Matters. Prior to the Effective Time, each of Parent, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to Section 16(a) of the Exchange Act with respect to Parent or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of the Company, SpinCo and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
Section 7.16 SpinCo Share Issuance. In the event of a One-Step Spin-Off, prior to the Effective Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Company Common Stock entitled to receive the Distribution outstanding immediately prior to the Effective Time in accordance with the terms of the Separation and Distribution Agreement. Each of the Company and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation and Distribution Agreement.
Section 7.17 Exchange Offer. If the Company consummates the Exchange Offer and the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company shall distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that the Company will be treated for U.S. federal income Tax purposes as having distributed all of the SpinCo Common Stock to its shareholders.
Section 7.18 Agreement With Respect to Release of Support Obligations.
(a) Parent shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, on or prior to the Effective Time (and, to the extent any Support Obligation remains outstanding after the Effective Time, for up to twelve (12) months after the Effective Time), valid and binding written unconditional releases of the Company and its Affiliates (other than the SpinCo Entities), as applicable, from any Liability (other than any Excluded Liability), whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the Effective Time, which shall be effective as of the Effective Time, including by providing, as reasonably determined by Parent, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. During the Interim Period, Parent shall coordinate with the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.
(b) Without limiting Parent’s obligations under Section 7.18(a), if any Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Parent shall indemnify and hold harmless the Company and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation (other than any Excluded Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) Parent shall not permit any of the SpinCo Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Affiliates would become liable under such Support Obligation. To the extent that the Company or any of its applicable Affiliates has performance obligations under any Support Obligation after the Effective Time, from and after the Effective Time, Parent shall (x) perform (or cause the SpinCo Entities to perform) such obligations on behalf of the Company and such Affiliates or (y) otherwise take such action as reasonably requested by the Company and such Affiliates so as to put the Company and such Affiliates in the same position as if Parent, and not the Company, had performed or were performing such obligations.
(c) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in consultation in good faith with Parent, take any action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations, provided that such action would not result in any material Liability for Parent and its

Subsidiaries and (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the SpinCo Entities or the SpinCo Business after the expiration thereof.
Section 7.19 Transaction Documents. Parent shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time.
Section 7.20 NASDAQ Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable pursuant to the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 7.21 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, Parent, Merger Sub and their respective boards of directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 7.22 Obligations of Merger Sub and SpinCo. Parent shall take all action necessary to cause Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. The Company shall take all action necessary to cause SpinCo to perform its obligations and to take any actions contemplated or required to be taken by SpinCo under this Agreement or the Separation and Distribution Agreement, in each case to the extent arising prior to the Effective Time, to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.
Section 7.23 International Asset Sales; Works Council Matters.
(a) In connection with the Closing, the Company shall, or shall cause its Subsidiaries to, sell, assign, transfer and convey to Parent, and Parent shall, or shall cause one or more of its Subsidiaries to, purchase and acquire from the Company, the Transferred Assets (as defined in the Asset Purchase Agreement) upon the terms and subject to the conditions of the Asset Purchase Agreement. The Parties shall or shall cause their applicable Subsidiaries to enter into such local transfer documents as may be required pursuant to applicable local Law to effect the transactions contemplated by the Asset Purchase Agreement.
(b) The Parties acknowledge that the works councils in the countries set forth on Section 7.23(b)(i) of the SpinCo Disclosure Schedule (such works councils, the “Section 7.23(b) Works Councils”) will need to be informed and consulted prior to any decision by the Company or any of its Subsidiaries to sell specified assets or the portion of the SpinCo Business in the jurisdictions in which the Section 7.23(b) Works Councils exist (each, a “Binding Offer Jurisdiction”). In order to facilitate such process, Parent or one or more of its Subsidiaries shall make an irrevocable offer to acquire the applicable SpinCo Business Assets and the related portion of the SpinCo Business and assume the related SpinCo Liabilities in each Binding Offer Jurisdiction. The Parties shall reasonably consult and cooperate with each other in connection with such consultation processes, and the Company (i) will provide Parent advance copies of material written communications related to the consultation processes conducted in each Binding Offer Jurisdiction a reasonable period of time in advance of the Company’s communication to the works council in order to allow Parent to review and comment thereon, and (ii) will, with respect to any such written communications, consider in good faith any comments provided by Parent a reasonable period of time in advance of the delivery of such communication to the works council. The Parties agree to the additional matters set forth in Section 7.23(b)(ii) of the SpinCo Disclosure Schedule.
Section 7.24 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other

Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other transactions contemplated hereby and by the Transaction Documents (other than with respect to the matters covered in Section 7.5 and Section 7.6, respectively, which shall be governed by the provisions of Section 7.5 and Section 7.6, respectively, and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger (other than with respect to the matters covered in Section 7.5, which shall be governed by the provisions of Section 7.5 and any consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided that, no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.
Section 7.25 Sole Shareholder Approvals(a) . Immediately after the execution of this Agreement, (a) the Company will deliver the SpinCo Shareholder Approval to Parent, and (b) Parent, as the sole shareholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Shareholder Approval”) and deliver a copy of the Merger Sub Shareholder Approval to the Company.
Section 7.26 Resignations(a) . If requested by Parent in writing, the Company shall use reasonable best efforts to obtain and deliver to Parent, at or prior to the Effective Time, the resignation of each officer or director of SpinCo.
ARTICLE VIII

CONDITIONS TO THE MERGER
Section 8.1 Conditions to the Obligations of SpinCo, the Company, Parent and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and Parent) at or prior to the Closing of the following conditions:
(a) (i) the waiting period (or any extension thereof) under the HSR Act with respect to the Merger shall have expired or been terminated pursuant to the HSR Act; (ii) all other Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated; and (iii) there shall not be in effect any voluntary agreement between the Parent or the Company (solely to the extent entry into such agreement was consented to by the other Party) and any Governmental Authority pursuant to which Parent or the Company has agreed not to consummate the transactions contemplated by this Agreement for any period of time;
(b) the Reorganization and the Distribution and the other transactions contemplated by the Separation and Distribution Agreement to occur prior to the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement in all material respects;
(c) (i) each of the Parent Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order; and (ii) if the Distribution is effected, in whole or in part, (A) as an Exchange Offer, the applicable offer period and any extensions thereof in the Exchange Offer required by applicable securities laws shall have expired, and (B) if the Distribution is effected in whole or in part as a One-Step Spin-Off or Clean-Up Spin-Off, the applicable notice periods required by applicable stock exchange rules or securities laws shall have expired;
(d) the Parent Shareholder Approval shall have been obtained;

(e) no Governmental Authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the Reorganization, the Distribution or the Merger; and
(f) the shares of Parent Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.
Section 8.2 Additional Conditions to the Obligations of the Company and SpinCo. The obligation of the Company and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:
(a) Parent and Merger Sub shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;
(b) all representations and warranties made by Parent and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1(a), Section 6.1(b), Section 6.2, Section 6.3, Section 6.13(a), Section 6.20, Section 6.23 and Section 6.24), without giving effect to materiality, Parent Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Parent Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties made by Parent set forth in the first sentence of Section 6.1(a), Section 6.1(b), Section 6.2 and Section 6.20 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 6.3, Section 6.13(a), Section 6.23 and Section 6.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of the representations and warranties set forth in Section 6.3, Section 6.23 and Section 6.24, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);
(c) Parent shall have delivered to the Company a certificate dated as of the Closing Date signed by an executive officer of Parent to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;
(d) The Company shall have received the Company Merger Tax Opinion from WLRK;
(e) The IRS Ruling and any Foreign Tax Rulings issued by the Swiss tax authorities shall continue to be valid and in full force and effect;
(f) Parent (or the applicable Subsidiary thereof) and Merger Sub shall have executed and delivered the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements thereunder required to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;
(g) (i) (A) If the Above Basis Amount exceeds zero and there has been no Adverse Law Event with respect to the Company’s recognition of gain or loss for U.S. federal income Tax purposes in connection with the Debt Exchange, the Debt Exchange shall have been consummated or (B) if the Above Basis Amount exceeds zero and there has been an Adverse Law Event described in clause (i)(A), an alternative structure shall have been implemented pursuant to Section 7.3(i) and (ii) the Company shall have received the SpinCo Payment immediately before the Distribution.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:
(a) Each of SpinCo and the Company shall each have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;
(b) all representations and warranties made by the Company set forth in Article IV and Article V (other than Section 4.1(a), Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.2, Section 5.3, Section 5.14(a), Section 5.22, and Section 5.24), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Company Material Adverse Effect. The representations and warranties made by the Company set forth in Section 4.1(a), Section 4.2, Section 4.6, the first sentence of Section 5.1, Section 5.2 and Section 5.22 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by SpinCo set forth in Section 5.3, Section 5.14(a) and Section 5.24 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of the representations and warranties set forth in Section 5.3 and Section 5.24 for deviations that are de minimis in the aggregate, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);
(c) The Company shall have delivered to Parent a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that each of the conditions set forth in Section 8.1(b), Section 8.2(g), Section 8.3(a), and Section 8.3(b) have been satisfied;
(d) SpinCo and the Company (or the applicable Subsidiary thereof) shall have executed and delivered each of the applicable Transaction Documents, and to the extent applicable, performed and complied with the obligations, covenants and agreements to be performed thereunder prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect;
(e) Parent shall have received the Parent Merger Tax Opinion from Weil;
(f) The Company shall have, or shall have caused SpinCo to, deliver to Parent (i) a certificate of SpinCo, dated as of the Closing Date and prepared in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), stating that interests in SpinCo are not “United States real property interests,” together with (ii) notice of such certificate to the IRS in accordance with Treasury Regulations Section 1.897-2(h) (which notice shall be mailed to the IRS by SpinCo following the Closing in accordance with Treasury Regulations Section 1.897-2(h)), in each case in form and substance reasonably acceptable to Parent.
ARTICLE IX

TERMINATION
Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Parent Shareholder Approval:
(a) by mutual written agreement of the Company and Parent;

(b) by the Company or Parent, if the Closing shall not have occurred on or prior to December 13, 2022 (the “Outside Date”); provided, that if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(e) (solely as it relates to any Antitrust Laws) has not been satisfied or waived (to the extent permitted by applicable Law) on or prior to the close of business on the Outside Date, but all other conditions to Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions set forth in Section 8.1(b), so long as such condition remains reasonably capable of being satisfied prior to March 13, 2023, and those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date), the Outside Date will be automatically extended, without any action on the part of any Party, to March 13, 2023 and, if so extended, such date shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date;
(c) by the Company or Parent, if any Law shall have been promulgated, entered, enforced, enacted or issued and in effect or shall have been deemed to be applicable to the Merger or the other transactions contemplated hereby, including the Reorganization and the Distribution, by any Governmental Authority of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger or the other transactions contemplated hereby, and such Law shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation and Distribution Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;
(d) by Parent upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by the Company or SpinCo by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);
(e) by the Company upon written notice to Parent, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Parent by the earlier of: (x) sixty (60) days after receipt of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);
(f) by the Company or Parent if the Parent Shareholder Approval (with respect to the Parent Share Issuance or Parent Charter Amendment) shall not have been obtained upon a vote taken thereon at the Parent Shareholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to Parent if Parent’s actions or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such approval;
(g) by the Company if the Parent Board shall have effected a Parent Adverse Recommendation Change prior to the Parent Shareholder Approval at the Parent Shareholders Meeting.
Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.6(f), Section 7.6(i), Section 7.6(j), the fourth and fifth sentences of Section 7.7, this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.
Section 9.3 Termination Fee; Other Fees & Expenses.
(a) Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 9.3 and Section 7.6(f), and except for (x) the expenses in connection with printing and mailing the Parent Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Disclosure Documents, and all SEC filing fees relating to the transactions contemplated by this Agreement, which shall be borne equally by the Company and Parent in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the Closing occurs, (y) filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.5(a), which shall be borne by the Party incurring such fees in the event that this Agreement is terminated in accordance with its terms and shall be borne by SpinCo in the event that the Closing occurs, and (z) any fees, costs and expenses of counsel, accountants, consultants, or other advisors, including any financial or capital markets advisors, incurred by the Company, SpinCo or any of their respective Subsidiaries in connection with the Financing, any Permanent Financing or the Debt Exchange, all of which shall be borne by the Company, all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.
(b) Parent shall pay to the Company $140,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by the Company, if this Agreement is terminated as follows:
(i) if this Agreement is terminated pursuant to Section 9.1(g), then Parent shall pay the entire Termination Fee on the third (3rd) Business Day following such termination; and
(ii) if this Agreement is terminated (A) pursuant to Section 9.1(e); (B) pursuant to Section 9.1(b) without a vote of the shareholders of Parent contemplated by this Agreement at the Parent Shareholders Meeting having occurred; or (C) pursuant to Section 9.1(f), and (x) in any such case, a Competing Proposal shall have been publicly announced (or otherwise communicated to the Parent Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the Parent Shareholders Meeting, and (y) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Parent enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then Parent shall be obligated to pay the Termination Fee on the second Business Day following the earlier of the date Parent enters into a definitive agreement in respect of and the date Parent consummates such transaction; provided, that, solely for purposes of this Section 9.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g)(i), except that all references to 20% shall instead refer to 50%.
(c) The payment of the Termination Fee shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Termination Fee is due and payable and which do not involve Fraud or Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Parent fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for such amounts, Parent shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by Parent of the Termination Fee shall be the sole and exclusive remedy of the Company and SpinCo against Parent, Merger Sub and their respective Subsidiaries in circumstances where the Termination Fee is payable hereunder; provided however, that payment of the Termination Fee shall not relieve any of the foregoing from any liability or damage resulting from Fraud or Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section 10.8.
(d) The Parties acknowledge and agree that in no event shall Parent be required to pay more than one Termination Fee.
ARTICLE X

MISCELLANEOUS
Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, following the Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business (except any Excluded Assets or Excluded Liabilities) or included in the SpinCo Business Assets, which information shall no longer be considered “Evaluation Material” for purposes thereof.
Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:
if to the Company or SpinCo, to:

3M Company
3M Health Care Business Group
3M Center, Building 220-14E-13
St. Paul, MN 55144-1000
Attention:	Mojdeh Poul, Group President
Email:	mpoul@mmm.com

with a copy (which shall not constitute notice) to:

3M Company
3M Office of General Counsel
3M Center, Building 220-9E-02
St. Paul, MN 55144-1000
Attention:	Michael Dai, Assistant Secretary
Email:	dealnotices@mmm.com

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Attention:	Steven A. Rosenblum; Jenna E. Levine
E-mail:	SARosenblum@wlrk.com; JELevine@wlrk.com

if to Parent, to:

Neogen Corporation
620 Lesher Place
Lansing, MI 48912
Attention:	Amy Rocklin, Vice President and General Counsel
Email:	ARocklin@neogen.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: (212) 310-8000
Attention:	Michael J. Aiello; Eoghan P. Keenan
E-mail:	michael.aiello@weil.com; eoghan.keenan@weil.com
or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.
Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the proviso in the last sentence of Section 10.1).
Section 10.6 Amendments and Waivers.
(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided, that after the Parent Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Parent without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.
(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.6(b) or Sections 10.2 or 10.7, to the extent adversely affecting any of the SpinCo Lenders, may not be amended without the prior written consent of each of the SpinCo Lenders.
Section 10.7 Assignment; Parties in Interest; Non-Parties.
(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).
(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the Debt Commitment Letter to enforce the Debt Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.6.
Section 10.8 Specific Performance.
(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.
(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
(c) To the extent either party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such Action.
Section 10.9 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 10.10 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company, on behalf of itself and its Subsidiaries (other than, in the case of the Company, SpinCo and its Subsidiaries with respect to clauses (g) and (h) below and/or to the extent otherwise provided in the Debt Commitment Letter):
(a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the SpinCo Lender Parties, arising out of or relating to, this Agreement, the Financing, the Permanent Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Financing or the Permanent Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the Financing or the Permanent Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;
(b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Financing;
(c) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;
(d) agrees that service of process upon such persons in any such proceeding shall be effective if notice is given in accordance with Section 10.3;
(e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;
(f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter;
(g) agrees that none of the SpinCo Lender Parties will have any liability to it or any of its Subsidiaries or any of its respective Affiliates or Representatives (other than, following the Closing Date, Parent and SpinCo and their respective Subsidiaries in accordance with the terms of the Financing, the Permanent Financing or the Debt Commitment Letter) relating to or arising out of this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise;
(h) hereby waives any and all claims and causes of action against the SpinCo Lender Parties relating to or arising out of this Agreement, the Financing, the Permanent Financing, the Debt Commitment Letter or any of the transactions contemplated by this Agreement or the Debt Commitment Letter or the performance of any services under the Debt Commitment Letter, whether in law or in equity, whether in contract or in tort or otherwise; and
(i) agrees that the SpinCo Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12, and such provisions and the definitions of “SpinCo Lenders” and “SpinCo Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the SpinCo Lender Parties without the prior written consent of the applicable SpinCo Lenders.
[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
3M COMPANY

By:	/s/ Mojdeh Poul
Name: Mojdeh Poul
Title: Group President, 3M Health Care

GARDEN SPINCO CORPORATION

By:	/s/ Jerry Will
Name: Jerry Will
Title: Vice President

NEOGEN CORPORATION

By:	/s/ John Adent
Name: John Adent
Title: President and CEO

NOVA RMT SUB, INC.

By:	/s/ John Adent
Name: John Adent
Title: President
[Signature Page to Agreement and Plan of Merger]

Annex B
Execution Version
SEPARATION AND DISTRIBUTION AGREEMENT

BY AND AMONG

3M COMPANY,

GARDEN SPINCO CORPORATION

and

NEOGEN CORPORATION

December 13, 2021

B-i

B-ii

SCHEDULES
Schedule 1.1	Overhead and Shared Services
Schedule 1.2	Products
Schedule 1.3	Retained Businesses
Schedule 2.1(a)	Separation Step Plan
Schedule 2.2(a)	SpinCo Assets
Schedule 2.2(b)	Excluded Assets
Schedule 2.6(b)	Intercompany Accounts
Schedule 2.14	Real Property Matters
Schedule 3.2(f)	IRS Rulings
Schedule 4.1	Delivery of SpinCo Electronic Business Records
Schedule 6.9(b)	Management of Company Controlled Actions
EXHIBITS
Exhibit A	Net Working Capital
Exhibit B	Form of Real Estate License Agreement
B-iii

SEPARATION AND DISTRIBUTION AGREEMENT
This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of December 13, 2021 (this “Agreement”), is by and among 3M Company, a Delaware corporation (the “Company”), Garden SpinCo Corporation, a Delaware corporation (“SpinCo”) and Neogen Corporation, a Michigan corporation (“Parent”). Certain terms used in this Agreement are defined in Section 1.1.
W I T N E S S E T H:
WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;
WHEREAS, SpinCo is a wholly owned, direct Subsidiary of the Company;
WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and to cause the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, the Company will either (a) distribute all the shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s shareholders without consideration on a pro rata basis (the “Spin-Off”), or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of common stock, $0.01 par value, of the Company (the “Company Common Stock”) and, in the event that the Company’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, the Company will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer;
WHEREAS, the disposition by the Company of 100% of the SpinCo Common Stock, whether by way of a Spin-Off or an Exchange Offer (followed by any Clean-Up Spin-Off) is referred to as the “Distribution”;
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Contribution (as defined herein) and the Distribution, taken together, shall qualify as a “reorganization” within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code; and (ii) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) of the Code;
WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, SpinCo, Parent, and Nova RMT Sub, Inc., a Delaware corporation (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) whereupon each share of SpinCo Common Stock will be converted into the right to receive a number of shares of common stock, par value $0.16 per share, of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, the Board of Directors of the Company and the Board of Directors of SpinCo have approved this Agreement and the transactions contemplated hereby, including the Reorganization and the Distribution, and the Merger, subject to such further action of the Board of Directors of the Company as may be required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and to declare the Distribution (the effectiveness of which will be subject to the satisfaction or permitted waiver of the conditions set forth in this Agreement); and
WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization, the Distribution and the ongoing relationship of the Company, SpinCo and their respective Subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:
ARTICLE I

DEFINITIONS
Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
(1) “Above Basis Amount” means (a) $1,000,000,000 minus the cash consideration paid or to be paid pursuant to the Separate Conveyancing Instruments (including cash paid or to be paid in satisfaction of a note incurred pursuant to a Separate Conveyancing Instrument) minus (b) the Basis Amount.
(2) “Action” means any claim, action, suit, litigation, arbitration, mediation, inquiry, investigation or other proceeding, in each case, by any Person or Governmental Authority, in each case, before, heard by or otherwise involving as a party any Governmental Authority.
(3) “Affiliate” means, with respect to any Person (and at a point in time or with respect to a period of time), any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, for purposes of this Agreement and the other Transaction Documents, no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Company Group, and no member of the Company Group shall be deemed to be an Affiliate of any member of the SpinCo Group.
(4) “Approvals or Notifications” means any consents, waivers, licenses, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.
(5) “Asset Purchase Agreement” has the meaning set forth in the Merger Agreement.
(6) “Assets” means, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all properties, assets (including goodwill), rights, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located (including in the possession of vendors or other third parties or otherwise), in each case, whether or not recorded or required to be recorded, or reflected on, the Books and Records or financial statements of such Person, including the following: (a) all rights existing under all Contracts; (b) the leasehold interest in all leased real properties and all leasehold improvements and all leased machinery, equipment, fixtures, trade fixtures and furniture; (c) all Tangible and Personal Property; (d) all Inventory; (e) all Intellectual Property Rights and Technology; (f) all IT Assets; (g) all claims, causes of action, rights of recovery and rights of set-off of any kind; (h) all Books and Records (other than Tax records); (i) all goodwill as a going concern; (j) all permits, approvals, authorizations, registrations, consents, licenses or certificates issued by any Governmental Authority (collectively, “Permits”); (k) all Equity Interests of any other Person, all bonds, notes, debentures or other securities issued by any other Person, all loans, advances or other extensions of credit or capital contributions to any other Person and all other investments in securities of any other Person; and (l) all cash or cash equivalents, certificates of deposit, banker’s acceptances and other investment securities of any form or maturity and all bank accounts, lock boxes and other deposit arrangements and all brokerage accounts.
(7) “Basis Amount” means the Company’s aggregate adjusted bases for U.S. federal income Tax purposes in the assets transferred to SpinCo in the Contribution, reduced by the amount of any liabilities assumed (within the meaning of Section 357(c) of the Code) by SpinCo (not taking into account any tax basis attributable to assets taken into account in determining the Estimated Net Working Capital); provided that such amount shall be determined by the Company in good faith and shall not be less than $465,000,000, and provided, further, that if the Company waives the condition set forth in Section 8.2(g)(i)(A) of the Merger Agreement, such amount shall equal the amount set forth in clause (a) of the definition of Above Basis Amount.
(8) “Books and Records” means all written files, documents, papers, books of account, reports, records, plans, ledgers, studies, surveys, financial and accounting records and other similar documents (whether or not in electronic form), including (a) the data contained in any enterprise resource planning system, quality management system or complaint system; (b) customer files, lists (including customer prospect lists) and purchasing histories; (c) vendor files, lists and purchase histories; (d) advertising and marketing materials; (e) sales materials, cost information, and sales and pricing data; (f) operating, production and other manuals; and (g) quality records and reports.
(9) “Code” means the Internal Revenue Code of 1986, as amended.
(10) “Commercial Food Safety Applications” has the meaning set forth in the Merger Agreement.
(11) “Company Business” means the businesses and operations conducted prior to the Distribution Time by any member of the Company Group that are not included in the SpinCo Business.
(12) “Company Group” means the Company and each Person (other than any member of the SpinCo Group) that is a direct or indirect Subsidiary of the Company immediately after the Distribution Time, and each Person that becomes a Subsidiary of the Company after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Separation Step Plan).
(13) “Company Lab Facilities” means the laboratory facilities of the Company or its Subsidiaries where there are any SpinCo Employees.
(14) “Company Manufacturing Facilities” means the facilities of the Company and its Subsidiaries (other than the SpinCo Real Property) located in Columbia, Missouri; Brookings, South Dakota; Flemington, New Jersey; Sumare, Brazil; Juarez, Mexico; and Wroclaw, Poland in which the SpinCo Business has manufacturing operations.
(15) Company Trademarks” means any Trademark, other than the Trademarks set forth in Schedule 2.2(a)(vii) owned by the Company or any of its Subsidiaries immediately prior to the Closing Date (including the trade dress, look-and-feel and visual identity of the Company or any of its Subsidiaries and their respective products and services (including as found generally at www.brand.3M.com)), and including the Trademarks set forth on Schedule 2.2(b)(xi). For the avoidance of doubt, “Company Trademarks” will include the name “3M Company”, and any Trademark consisting of, containing or incorporating “3M”, including with respect to design marks, in each case, together with all abbreviations and acronyms (including any Trademarks confusingly similar thereto). In the event a Trademark could be considered to be both a Company Trademark and a SpinCo Trademark, such Trademark shall be deemed a Company Trademark.
(16) “Contract” means any binding contract, agreement, understanding, arrangement, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument.
(17) “Contribution” means the contribution (as part of the Reorganization and immediately prior to, or otherwise in connection with or in anticipation of, the Distribution) by the Company of the SpinCo Assets to SpinCo and the assumption of any SpinCo Liabilities to which such SpinCo Assets are subject by SpinCo.
(18) “Disclosure Documents” means (a) any registration statement to be filed by SpinCo with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, (b) information statement, prospectus, offering memorandum, offering circular, current or periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority in connection with the Distribution and transactions contemplated hereby, and (c) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated hereby.
(19) “Distribution Agent” means EQ Shareowner Services.
(20) “Distribution Date” means the date on which the Company distributes (through a Spin-Off or an Exchange Offer followed by a Clean-Up Spin-Off, if necessary) all of the issued and outstanding shares of SpinCo Common Stock to the holders of Company Common Stock.
(21) “Distribution Tax Opinions” has the meaning set forth in the Merger Agreement.
(22) “Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, unless another time is selected by the Parties.
(23) “Effective Time” has the meaning set forth in the Merger Agreement.
(24) “Employee Matters Agreement” means the Employee Matters Agreement in substantially the form attached as Exhibit C to the Merger Agreement, entered into by and among Parent, the Company and SpinCo as of the date hereof.
(25) “Environmental Law” means any Law relating to pollution or protection of the environment or human health.
(26) “Environmental Liabilities” means all Liabilities (including all removal, remediation, cleanup or monitoring costs, investigatory costs, response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith) relating to, arising out of or resulting from any (a) actual or alleged (i) compliance or noncompliance with any Environmental Law, (ii) generation, use, storage, manufacture, processing, recycling, labeling, handling, possession, management, treatment, transportation, distribution, emission, discharge or disposal of any Hazardous Substance, or (iii) presence, Release or threatened Release of, or exposure to, any Hazardous Substance or (b) contract, agreement, or other consensual arrangement pursuant to which Liability is assumed or imposed with respect to any of the foregoing.
(27) “Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other Contract or obligation pursuant to which such Person is or may become obligated to issue, sell or return any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.
(28) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.
(29) “EY” means Ernst & Young LLP.
(30) “Force Majeure” means, with respect to a party, an event beyond the reasonable control of such party (or any Person acting on its behalf), which by its nature could not reasonably have been foreseen by such party (or such Person), or, if it could have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, fires, sabotage, labor unrest, epidemics, pandemics (including any worsening of the COVID-19 pandemic and any events arising from COVID-19 Measures adopted or enforced after the date of this Agreement), nuclear incidents, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources. For the avoidance of doubt, the receipt by a party of an unsolicited offer from a third Person to acquire all or part of the securities or assets of such party shall not constitute a Force Majeure.
(31) “Garden UK” means the entity formed pursuant to the step set forth under the heading “International Separation Steps –Transaction Steps-United Kingdom—Step 2” of the Separation Step Plan.
(32) “Governmental Authority” means any federal, state, local, transnational, supranational or foreign government, any Person exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government or Law, including any regulatory, self-regulatory or quasi-regulatory authority, agency, commission, body, department or other instrumentality, and any court, arbitral body or tribunal of competent jurisdiction.
(33) “Group” means the Company Group or the SpinCo Group, as the context requires.
(34) “Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous or toxic substance, material or waste, or any pollutant or contaminant, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), radon, asbestos, radioactive materials, per- and polyfluroralkyl substances and polychlorinated biphenyls.
(35) “Insurance Policies” means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.
(36) “Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured or (c) received (including by way of setoff) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) and net of any costs or expenses, including Taxes, incurred in connection with the receipt thereof, but, with respect to Article VI, excluding proceeds from any self-insurance, captive insurance or similar program.
(37) “Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement in substantially the form attached as Exhibit L to the Merger Agreement to be entered into by and between the Company and SpinCo at or prior to the Distribution Time and that generally provides for the grant or retention of certain licenses under Intellectual Property Rights subject to certain conditions.
(38) “Intellectual Property Rights” shall mean any and all common law, statutory or other rights anywhere in the world arising under or associated with intellectual property, including: (i) patents, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions, and including any applications for any of the foregoing (“Patents”); (ii) trademarks, service marks, slogans, trade dress, trade names, brand names, corporate names, logos, and other designations or indicia of commercial source or origin, and including any applications for any of the foregoing (“Trademarks”); (iii) rights associated with domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services, and including any applications for any of the foregoing (“Internet Properties”); (iv) trade secret and industrial secret rights and rights in know-how, inventions, data, and any other confidential or proprietary business or technical information, and all other information, materials and the like that derive independent economic value, whether actual or potential, from not being known to other persons or which are otherwise deemed to be or held as a trade secret under applicable Laws (“Trade Secrets”); (v) copyrights and any other equivalent rights in works of authorship or copyrightable subject matter

(including rights in Software as a work of authorship) and any other related rights of authors, and all database and design rights, and including any applications for any of the foregoing (“Copyrights”); (vi) all other similar or equivalent intellectual property or proprietary rights anywhere in the world and (vii) any registrations for any of the foregoing.
(39) “Inventory” means all raw materials, parts, supplies, goods, materials, works-in-process, finished goods, inventory, packaging and stock in trade.
(40) “IRS” means the U.S. Internal Revenue Service.
(41) “IRS Ruling” has the meaning set forth in the Merger Agreement.
(42) “IT Assets” means all systems, networks, hardware, or Software that is not a product or component of a product sold or licensed to customers by the SpinCo Business, including computers, servers, workstations, tablets, phones, servers, blades, peripheral devices, data centers, and equipment and infrastructure related to the foregoing.
(43) “Law” means, with respect to any Person, any law, statute, code, ordinance, order, decree, award, directive, judgment, ruling, rule, regulation or similar requirement issued, promulgated, enforced or enacted by or under the authority of a Governmental Authority that is binding upon or applicable to such Person.
(44) “Liabilities” means any liability, debt, guarantee, assurance, commitment, cost, expense, interest, or obligation of any kind and however arising (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, reserved or unreserved, determined or determinable, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).
(45) “Out-of-Scope Services” means the services set forth on Annex B to the Transition Services Agreement which are expressly identified as “Out-of-Scope Services.”
(46) “Outside Date” has the meaning set forth in the Merger Agreement.
(47) “Overhead and Shared Services” means the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the SpinCo Business and the Company Business, including the services and processes described in Schedule 1.1.
(48) “Party” means the Company, SpinCo or Parent, as appropriate, and “Parties” means the Company, SpinCo and Parent.
(49) “Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, Governmental Authority or other organization or entity of any kind.
(50) “Product” means the food safety products listed on Schedule 1.2.
(51) “Record Date” means the close of business on the date determined by the Board of Directors of the Company (or a committee thereof) as the record date for the determination of holders of Company Common Stock entitled to receive SpinCo Common Stock, to the extent the Distribution is effected through a Spin-Off, or in connection with a Clean-Up Spin-Off.
(52) “Registered IP” shall mean all United States, international or foreign (a) Patents and Patent applications; (b) registered Trademarks and applications to register Trademarks; (c) registered Copyrights and applications for Copyright registration; and (d) registered Internet Properties, in each case (a) to (d), together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and re-examinations thereof.
(53) “Reimbursement Obligations” has the meaning given to it in the Merger Agreement.
(54) “Reimbursement Obligations Loan” means one or more unsecured loan agreements or notes entered into by SpinCo and the Company and/or any Subsidiary thereof to fund all or any portion of the Reimbursement Obligations payable by SpinCo prior to the Closing Date, which (i) shall be subject to voluntary prepayment at any time and from time to time, (ii) shall not bear interest for the period from and including the Closing Date to the date that is ten (10) Business Days thereafter (and from and after such date, to the extent not repaid in full, shall bear interest at the rate set forth in Section 7.6), and (iii) shall not provide for any covenants or defaults or other obligations on the part of the borrower or issuer other than a requirement to repay the loan or note (together with any accrued and unpaid interest) when due and defaults arising out of the foregoing or customary bankruptcy or insolvency-related events.
(55) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing or dumping into the environment.
(56) “Reorganization” means the steps taken to effect the separation of the SpinCo Business from the Company Business, as set forth in this Agreement and the other applicable Transaction Documents, including the steps set forth in the Separation Step Plan and (a) the Contribution, (b) the actual or deemed issuance by SpinCo to the Company of shares of SpinCo Common Stock, (c) the distribution by SpinCo to the Company of the SpinCo Payment and (d) any issuance by SpinCo to the Company of the SpinCo Exchange Debt.
(57) “Retained Claim” means any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent relating to, arising out of or resulting from the Excluded Assets, Excluded Liabilities or the Excluded Businesses.
(58) “SEC” means the United States Securities and Exchange Commission.
(59) “Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer or other encumbrance of any nature whatsoever.
(60) “Separate Conveyancing Instruments” means, collectively, the Asset Purchase Agreement, the agreements relating to the sales contemplated by the steps set forth under the heading “Foreign Asset Sale Steps – Category 1” in the Separation Step Plan, or any conveyancing, transfer, sale or assignment agreement in connection with any of the foregoing.
(61) “Separately Conveyed Assets” means, collectively, all Assets proposed to be transferred, assigned, sold or conveyed to any member of the SpinCo Group, or to Parent or any Affiliate of Parent, pursuant to the transactions contemplated by the Separate Conveyancing Instruments.
(62) “Shared Contracts” means the Contracts and other commitments, obligations or arrangements between the Company or any other member of the Company Group, on the one hand, and one or more third parties, on the other hand, in each case as of immediately prior to the Distribution Time, that benefit both (a) the SpinCo Business and (b) the Company Business; provided that any Contract that provides for Overhead and Shared Services shall not be a Shared Contract for purposes of this Agreement.
(63) “Software” means (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form., (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons, images, videos, models and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.
(64) “SpinCo Business” means, subject to the following sentence, the business conducted by the Food Safety department of the Company and its Subsidiaries of manufacturing, marketing, distributing, selling and servicing products (including the Products) or services designed or marketed for (i) detecting, enumerating and culturing (or collecting or holding for purpose of detecting, enumerating, and culturing) microorganisms or food allergens in Commercial Food Safety Applications (except where solely performed to assess the need for or evaluate the efficacy of filtration and separation products of the Company’s Separation and Purification Sciences Division) and (ii) detecting adenosine triphosphate to determine the hygienic status of surfaces, products or environments, in each case in Commercial Food Safety Applications.

The Company and SpinCo agree that the “SpinCo Business” shall include only the business described in the immediately prior sentence (and not any other businesses, operations or activities of the Company or any of its Subsidiaries, including the business, operations and activities of the Company and its Subsidiaries set forth on Schedule 1.3).
(65) “SpinCo Business Records” means the Books and Records (a) to the extent related to the SpinCo Business and in the possession or control of the Company and its Subsidiaries and (b) reasonably separable from the Books and Records relating to any other business of the Company or its Subsidiaries without imposing an unreasonable cost or burden on the Company or any of its Subsidiaries (unless Parent agrees to bear such burden or expense) or (c) related to the prosecution, registration, maintenance or enforcement of any SpinCo Intellectual Property (including prosecution and litigation files, outstanding maintenance deadline, etc.); provided, that, “SpinCo Business Records” shall not include (w) the portion of any Books and Records to the extent related to any Excluded Liability, Excluded Asset (including any Shared Contract (or portion thereof) that is not a SpinCo Contract) or any Overhead and Shared Services; (x) any corporate seals, minute books, stock books, Tax Returns and other Tax-related documents, books of account or other records having to do with the corporate organization of the Company or any of its Subsidiaries or relating to the process for the separation of the SpinCo Business or any other Tax Returns or other Tax-related documents that are not primarily related to the SpinCo Business or a SpinCo Asset; (y) any Intellectual Property Rights or Technology, or (z) any employee-related or employee benefit-related files or records, including any individual performance or evaluation records, medical histories, workers compensation records, drug testing results, or other sensitive personal information.
(66) “SpinCo Contract” means (a) any Contract (other than any Shared Contract and any Contract that is an Excluded Asset) to which the Company or any of its Subsidiaries is a party or to which any of the SpinCo Assets is subject, in each case that relates exclusively to or is used exclusively in connection with the SpinCo Business (in any event including the SpinCo Financing Arrangements), (b) any Shared Contract to which the counterparty is a direct customer, distributor or supplier of the SpinCo Business and that relates primarily to or is used primarily in connection with the SpinCo Business, and (c) to the extent assignable, the applicable portion of any non-disclosure and confidentiality agreements entered into in connection with the possible sale of the SpinCo Business with any potential purchaser thereof to the extent restricting the use or disclosure of information of the SpinCo Business (including any such agreement).
(67) “SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.
(68) “SpinCo Entities” has the meaning set forth in the Merger Agreement.
(69) “SpinCo Exchange Debt” has the meaning set forth in the Merger Agreement.
(70) “SpinCo Financial Information” has the meaning set forth in the Merger Agreement.
(71) “SpinCo Financing Arrangements” means any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo and/or any member of the SpinCo Group in connection with the Distribution, including in connection with any Financing and/or Permanent Financing (as such terms are defined in the Merger Agreement).
(72) “SpinCo Group” means SpinCo, the other SpinCo Entities, each Subsidiary of SpinCo immediately after the Distribution Time and each other Person that becomes a Subsidiary of SpinCo after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Separation Step Plan).
(73) “SpinCo Permits” means all Permits owned, held or licensed by the Company or any of its Subsidiaries that are (a) related primarily to the SpinCo Business or (B) related primarily to the operations at the SpinCo Real Property; provided that any Permits shall be deemed to be Excluded Assets to the extent the transfer of any such Permits to the SpinCo Entities in connection with the transactions contemplated by this Agreement is not permitted by applicable Law or the terms of such Permit (subject to Section 2.4).
(74) “SpinCo Real Property” means the facility located at The Science Park Technology Drive, Bridgend, Mid Glamorgan, United Kingdom leased by the Company.

(75) “SpinCo Real Property Leases” means the leases in respect of the SpinCo Real Property, under the captions (a) Renewal Lease by Reference, dated March 4, 2014, by and between Simrock Holdings Limited and 3M United Kingdom PLC (formerly 3M Health Care Limited) and (b) Sub Underlease relating to Unit 3 Bridgend Science Park, Ewenny Road, Bridgend, dated May 29, 2001, by and between Biotrace International PLC and Mansfield Biotrace Limited.
(76) “SpinCo Trademarks” means the Trademarks set forth in Schedule 2.2(a)(vii) and any other Trademark that is owned by the Company or any of its Subsidiaries that is primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time; provided that if a Trademark could be considered both a SpinCo Trademarks and Company Trademarks, such Trademark shall be deemed a Company Trademark.
(77) “Subsidiary” means, with respect to any Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or Interests that by their terms have ordinary voting power to elect a majority of the board of directors or other similar body is owned or controlled, directly or indirectly, by such Person, or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member or holds a similar role.
(78) “Tangible and Personal Property” means all equipment, machinery, parts, spare parts, tools, lab assets or other personal property; provided, that Tangible and Personal Property does not include IT Assets and any Technology.
(79) “Tax” has the meaning set forth in the Tax Matters Agreement.
(80) “Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached as Exhibit B to the Merger Agreement, to be entered into at or prior to the Distribution Time by and among the Company, SpinCo and Parent in connection with the Distribution and the other transactions contemplated by this Agreement, as it may be amended from time to time.
(81) “Tax Return” has the meaning set forth in the Tax Matters Agreement.
(82) “Technology” shall mean all embodiments of Intellectual Property Rights, including blueprints, laboratory notebooks, designs, design protocols, documentation, specifications for materials, specifications for parts and devices, and design tools, apparatus, reports, analyses, writings, materials, manuals, data, databases, Software and know-how or knowledge of employees, relating to, embodying, or describing products, articles, apparatus, devices, processes, methods, formulae, recipes or other technical information; provided that, Technology shall not include any IT Assets, Tangible and Personal Property, Books and Records or any Intellectual Property Rights.
(83) “Transaction Documents” has the meaning set forth in the Merger Agreement.
(84) “Transfer Documents” means the Pre-Distribution Transfer Documents, the Post-Distribution Company Transfer Documents, the Post-Distribution SpinCo Transfer Documents and the Separate Conveyancing Instruments.
(85) “Transition Contract Manufacturing Agreement” means the Transition Contract Manufacturing Agreement in substantially the form attached as Exhibit E to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.
(86) “Transition Distribution Services Agreement” means the Transition Distribution Services Agreement in substantially the form attached as Exhibit F to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.
(87) “Transition Service” has the meaning set forth in the then-current agreed draft of the Transition Services Agreement.
(88) “Transition Services Agreement” means the Transition Services Agreement in substantially the form attached as Exhibit D to the Merger Agreement to be entered into by and among the Company, Parent and SpinCo at or prior to the Distribution Time.

(89) “Transition Support Termination” means the effective date of the termination or expiration of the Transition Services Agreement, the Transition Distribution Services Agreement or the Transition Contract Manufacturing Agreement, as applicable.
(90) “Transitional Trademark License Agreement” means the Transitional Trademark License Agreement in substantially the form attached as Exhibit J to the Merger Agreement to be entered into by and among the Company, 3M Innovative Properties Company, Parent and SpinCo at or prior to the Distribution Time.
(91) “WLRK” means Wachtell, Lipton, Rosen & Katz.
Section 1.2 Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:
Definition	Location
Agreed Procedures	Section 4.1
Agreement	Preamble
Available Cash	Section 3.1(b)(i)
Chosen Courts	Section 9.3
Clean-Up Spin-Off	Section 3.3(c)
Company	Preamble
Company Common Stock	Recitals
Company Confidential Information	Section 7.2(b)
Company Controlled Actions	Section 6.9(b)
Company Counsel	Section 4.7(a)
Company Indemnification Obligations	Section 6.2
Company Indemnified Parties	Section 6.1
Company Released Persons	Section 5.1(a)
Corporate Policies	Section 7.3
Distribution	Recitals
Estimated Net Working Capital	Section 2.7(b)
Estimated Net Working Capital Adjustment	Section 2.7(a)(i)
Exchange Offer	Recitals
Excluded Assets	Section 2.2(b)
Excluded Liabilities	Section 2.3(b)
Existing Company Counsel	Section 4.7(a)
Existing Company Outside Counsel	Section 4.7(e)
Final Net Working Capital	Section 2.7(i)
General SpinCo Business Information	Section 4.7(b)
Indemnified Party	Section 6.4(a)
Indemnifying Party	Section 6.4(a)
Indemnity Payment	Section 6.4(a)
Integration Data Disclosure Agreement	Section 4.3(d)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Minimum Cash Amount	Section 3.1(b)(i)
Mixed Action	Section 6.9(d)
Net Working Capital	Section 2.7(a)(ii)
Notice of Disagreement	Section 2.7(d)
Parent	Preamble
Permits	Definition of Assets
Post-Distribution SpinCo Transfer Documents	Section 2.4(a)
Pre-Distribution Transfer Documents	Section 2.1(b)

Definition	Location
Preliminary Adjustment Statement	Section 2.7(c)
Representatives	Section 7.2(a)
Separate Action	Section 6.9(c)
Separation Step Plan	Section 2.1(a)
SpinCo	Preamble
SpinCo Assets	Section 2.2(a)
SpinCo Common Stock	Recitals
SpinCo Confidential Information	Section 7.2(a)
SpinCo Controlled Actions	Section 6.9(a)
SpinCo Indemnification Obligations	Section 6.1
SpinCo Indemnified Parties	Section 6.2
SpinCo Liabilities	Section 2.3(a)
SpinCo Payment	Section 3.1(b)(ii)
SpinCo Released Persons	Section 5.1(b)
Spin-Off	Recitals
Target Net Working Capital	Section 2.7(a)(iii)
Third-Party Claim	Section 6.5(a)
ARTICLE II

THE REORGANIZATION
Section 2.1 Transfer of Assets and Assumption of Liabilities Prior to the Distribution.
(a) Subject to Section 2.4 and Section 2.5 and in accordance with the plan and structure set forth on Schedule 2.1(a) (such plan and structure, as it may be revised in accordance with Section 2.1(c), being referred to herein as the “Separation Step Plan”) and to the extent not previously effected pursuant to the steps of the Separation Step Plan that have been completed prior to the date of this Agreement, as promptly as practicable following the date of this Agreement:
(i) SpinCo Assets. The Company shall, and shall cause its applicable Subsidiaries to, assign, transfer and convey to SpinCo or one or more of SpinCo’s Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries, as applicable, shall accept from the Company and the Company’s applicable Subsidiaries, all of the Company’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to the SpinCo Assets;
(ii) SpinCo Liabilities. SpinCo or one or more of its Subsidiaries designated by SpinCo shall accept and assume from the Company and its Subsidiaries (other than SpinCo and its Subsidiaries) and agree to perform, discharge and fulfill the SpinCo Liabilities, in accordance with their respective terms. SpinCo and such Subsidiaries shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided, that nothing contained herein shall preclude, restrict or otherwise inhibit SpinCo or one or more of its applicable Subsidiaries from asserting against third parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, any predecessor of any such member or any of their respective directors, officers, employees, agents or Affiliates;
(iii) Excluded Assets. The Company shall cause SpinCo and the applicable Subsidiaries of SpinCo to assign, transfer and convey to the Company or one or more of its other Subsidiaries designated by the Company (other than SpinCo or its Subsidiaries), and the Company or such other

Subsidiaries shall accept from SpinCo and such applicable Subsidiaries, SpinCo’s and such applicable Subsidiaries’ respective direct or indirect right, title and interest in and to any Excluded Assets in the manner specified by the Company to be so assigned, transferred and conveyed; and
(iv) Excluded Liabilities. The Company or one or more of its Subsidiaries designated by the Company (other than SpinCo or its Subsidiaries) shall accept and assume from SpinCo or one or more of its Subsidiaries and agree to perform, discharge and fulfill the Excluded Liabilities in accordance with their respective terms, and the Company or its applicable Subsidiaries shall be responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise, or the legal entity that incurred or holds the Excluded Liability (provided, however, that nothing contained herein shall preclude, restrict or otherwise inhibit the Company or one or more of its applicable Subsidiaries from asserting against third parties any defenses available to the legal entity that incurred or holds such Excluded Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such Excluded Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group or any of their respective directors, officers, employees, agents or Affiliates.
(b) In furtherance of any such assignment, transfer or assumption pursuant to Section 2.1(a), and without any additional consideration therefor, each of SpinCo and the Company shall prepare, execute and deliver and cause their Affiliates to prepare, execute and deliver such documents and instruments as may be reasonably necessary or appropriate to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other (with all of such documents and instruments referred to collectively herein as the “Pre-Distribution Transfer Documents”). Except for the representations, warranties and covenants contained in this Agreement, the Parties or their Affiliates shall not be required to make any other express or implied representation, warranty or covenant, either written or oral, in the Pre-Distribution Transfer Documents.
(c) Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of the Company and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Separation Step Plan (whether prior to, at or after the Distribution Time). The Company may make changes to the Separation Step Plan in its reasonable discretion; provided, that, the prior written consent of Parent shall be required to the extent such changes would reasonably be expected to (i) prevent or materially impair the tax treatment of the transactions contemplated thereby, (ii) materially delay the timing of the transactions contemplated thereby, or (iii) materially adversely affect the Company’s ability to obtain the IRS Ruling.
(d) To the extent that the assignment, transfer or conveyance of any Excluded Asset or SpinCo Asset, or the assumption of any Excluded Liability or SpinCo Liability, requires any Approvals or Notifications, (x) the Parties shall use their reasonable best efforts and cooperate in good faith to obtain or make such Approvals or Notifications, respectively, as soon as reasonably practicable and (y) each Party, at the reasonable request of the Company or Parent, as applicable, shall use its reasonable best efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to assign (or, to the extent requested by the Company, novate) all obligations under Contracts and other obligations or Liabilities for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities or for which one or more members of the Company Group are liable and that do not constitute Excluded Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that except to the extent expressly provided in any of the other Transaction Documents, neither the Company nor SpinCo or any of their respective Affiliates shall be obligated to (i) amend or modify any Contract (except as expressly set forth in the foregoing clause (y)), (ii) modify, relinquish, forbear or narrow any right, (iii) contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, (ii) incur any out of pocket cost or expense, or (iv) commence any Action, in each case in connection with the actions required by the foregoing clauses (x) and (y); provided, further, that the obligation to take any such action shall terminate on the date that is twelve (12) months after the

Distribution Date (or, solely with respect to any Delayed Transferred Asset, twelve (12) months after the applicable Transition Support Termination). If the Company or SpinCo is unable to obtain, or to cause to be obtained, any required Approval in connection with clause (y) of the preceding sentence, the Company and SpinCo will, to the extent permitted by applicable Law and the terms of the applicable Contract, use reasonable best efforts to enter into subcontracting or other arrangements, effective as of the Distribution Time or as promptly as practicable thereafter, to provide to the Parties the economic and operational equivalent of the transfer (or novation) of such Contract to the appropriate Party and the performance by such Party of the obligations under such Contract as of the Distribution Time. In furtherance of the foregoing, (i) the Party that is intended to be the counterparty to such Contract, as applicable, will, as agent or subcontractor for the other or the applicable member of the other Party’s Group, pay, perform and discharge fully the Liabilities of the applicable Party or the applicable member of the other Party’s Group thereunder from and after the Distribution Time in accordance with any such alternate arrangement and (ii) the Party that remains the legal counterparty to such Contract, as applicable, will, or will cause the applicable member of such Party’s Group to, at the other Party’s expense, from and after the Distribution Time hold in trust for and pay to the other Party promptly upon receipt thereof all income, proceeds and other consideration received by the legal counterparty (or the applicable member of its Group) in connection with such alternate arrangement; provided that for purposes of this sentence, with respect to any Delayed Transferred Asset, references to the Distribution Time in this sentence will refer instead to the applicable Transition Support Termination. The Party that is intended to be the counterparty to each such Contract shall indemnify the other Party and hold it harmless against any Liabilities arising from the agent or subcontractor relationship described in this paragraph. The Company and SpinCo shall, and shall cause their Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income Tax purposes, treat any SpinCo Asset, SpinCo Liability, Separately Conveyed Asset, Excluded Asset or Excluded Liability transferred, assigned or assumed after the Effective Time or after the effective time of the applicable Separate Conveyancing Instrument pursuant to this Section 2.1(d) or Section 2.4 as having been so transferred, assigned or assumed at the time at which it was intended to have been so transferred, assigned or assumed as reflected in this Agreement (including the Separation Step Plan) and/or the applicable Separate Conveyancing Instrument and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).
Section 2.2 Allocation of Assets.
(a) “SpinCo Assets” shall mean, in each case to the extent existing and owned or held immediately prior to the Distribution Time by the Company or any of its Subsidiaries, the Company’s and its Subsidiaries’ right, title and interest in, to and under the following Assets, but in each case excluding any Excluded Assets and any Separately Conveyed Assets:
(i) the Equity Interests of the SpinCo Entities (other than SpinCo) (collectively, the “SpinCo Subsidiary Equity Securities”);
(ii) the SpinCo Real Property Leases;
(iii) (A) the Inventory located at the SpinCo Real Property and (B) the finished goods Inventory used or held for use primarily in connection with the SpinCo Business located inside the United States (clauses (A) and (B) together, the “SpinCo Inventory”);
(iv) the SpinCo Contracts;
(v) the SpinCo Permits;
(vi) except as listed in Schedule 2.2(a)(vi), the Tangible and Personal Property that is (A) located at the SpinCo Real Property, (B) located at any Company Manufacturing Facility, other than the SpinCo Real Property, and primarily used or held for use in the SpinCo Business, other than any part that is installed on any equipment, fixture, furniture, furnishing or machinery that cannot be transferred from the Company Manufacturing Facility without unreasonable burden or expense (unless Parent agrees to bear such burden or expense) or because it is technically infeasible, or (C) located at any Company Lab Facility and primarily used or held for use in connection with the SpinCo Business (clauses (A) through (C) collectively, the “SpinCo Tangible and Personal Property”);
(vii) (A) the Registered IP, including the Patents, Trademarks and Internet Properties set forth in Schedule 2.2(a)(vii), and (B) except as listed in Schedule 2.2(b)(xi) and the Company Trademarks, the Intellectual Property Rights, whether or not registered, in each case of clauses (A) and (B), owned by the Company or any of its Subsidiaries that are primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time, (C) the SpinCo Trademarks, and (D) the Intellectual Property Rights, whether or not registered, owned by the Company or any of its Subsidiaries that are embodied in the Clean-Trace™ Software, in each case of clauses (A) through (D), all causes of action or other rights that may be asserted under any of the foregoing, including rights to seek and recover all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Closing Date), including for the infringement, misappropriation or violation of any of the foregoing and the goodwill appurtenant to or associated with the Trademarks included in the foregoing (clauses (A) through (D) collectively, the “SpinCo Intellectual Property”);
(viii) (A) any Technology with respect to which the Intellectual Property Rights therein are owned by the Company or any of its Subsidiaries immediately prior to the Distribution Time to the extent that such Technology is (x) used primarily in or necessary to the operation of the SpinCo Business as of immediately prior to the Distribution Time or (y) otherwise used in or necessary for operation of the SpinCo Business and capable of being copied (for example, Software and data) (the Technology in (y), the “Duplicated Technology”), (B) the Clean-Trace™ Software, (C) the Technology listed in Schedule 2.2(a)(viii), and (D) the know-how or knowledge, including any know-how or knowledge of the SpinCo Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any IT Assets (which are separately addressed in Section 2.2(a)(ix)) (clauses (A) through (D) collectively, the “SpinCo Technology”);
(ix) the IT Assets used or held for use primarily by the SpinCo Business that are (A) owned by the Company or any of its Subsidiaries or (B) leased or licensed by the Company or any of its Subsidiaries under a Contract exclusively related to the SpinCo Business (collectively, the “SpinCo IT Assets”); provided, that the SpinCo IT Assets shall include Software loaded thereon or embedded therein only to the extent such Software is SpinCo Technology or, if such Software is licensed by a third party to the Company or its Subsidiaries, only to the extent the applicable Contract has transferred to the SpinCo Entities pursuant to the terms of this Agreement or the SpinCo Entities otherwise independently have a license to or right to use such Software; and provided, further, that any hardware included in the SpinCo IT Assets may be sanitized by the Company to remove the decryption of local hard drive(s), security and device management Software, local and domain certificates, user profiles, and active directory domain structure, in each case, in accordance with the Company’s standard procedures prior to the Distribution. The Company will remove all data stored on such hardware and will transfer any SpinCo Business Records in accordance with Schedule 4.1. Any Software (other than security and device management Software) previously installed on such hardware will remain installed on the hardware but will be unregistered to the Company. The Company acknowledges and agrees that the Company’s sanitization process is not intended to affect the functionality of the applicable SpinCo IT Asset, provided that Parent and SpinCo will be responsible for configuring the sanitized SpinCo IT Asset, including any Software loaded thereon or embedded therein, to the specifications of Parent’s information technology environment. Prior to initiation of the sanitization process, Parent and SpinCo may record configuration parameters for any Software that SpinCo is licensed to use. Company and Parent will cooperate in good faith regarding the sanitization process and agree on the timing of such process. The Company will use reasonable efforts to minimize the time required for the Company to complete the Company’s sanitization process;
(x) other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement), any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other SpinCo Asset (the “SpinCo Prepaid Expenses”);
(xi) a copy of the SpinCo Business Records (subject to Section 4.1);

(xii) other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement) or claims under any Insurance Policies, rights available to or being pursued by the Company or any of its Subsidiaries in connection with any Action or any other claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent primarily relating to the SpinCo Business, any SpinCo Asset or any SpinCo Liability (other than the Retained Claims);
(xiii) the Assets set forth in Schedule 2.2(a)(xiv);
(xiv) all Assets of the Company and its Subsidiaries as of immediately prior to the Distribution Time that are expressly provided by the Merger Agreement, this Agreement or any other Transaction Document (other than the Separate Conveyancing Instruments) as Assets to be transferred to SpinCo or any other member of the SpinCo Group; and
(xv) all other Assets of the Company and its Subsidiaries as of immediately prior to the Distribution Time that are primarily related to the SpinCo Business; provided that the intention of this clause (xv) is only to rectify any omission of the conveyance to SpinCo of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a SpinCo Asset. No Asset will be deemed to be a SpinCo Asset solely as a result of this clause (xv) if it is within any category of Assets addressed by any other section of this Section 2.2.
The Parties acknowledge and agree that a single Asset may fall within more than one of clauses (i) through (xv) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.
(b) “Excluded Assets” means all of the Assets of the Company and its Subsidiaries other than the SpinCo Assets and the Separately Conveyed Assets. Notwithstanding anything in this Agreement to the contrary, the Excluded Assets include the following:
(i) all Equity Interests (excluding the SpinCo Subsidiary Equity Securities and any equity securities of SpinCo);
(ii) all accounts receivable as of the Closing;
(iii) all cash, cash equivalents and marketable securities, including all checks, drafts and wires deposited for the account of the Company or any of its Subsidiaries that have not been credited by the receiving bank, other than cash up to the Minimum Cash Amount;
(iv) all Inventory other than the SpinCo Inventory;
(v) all Insurance Policies and all rights and claims thereunder;
(vi) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by the Company or any of its Subsidiaries, including the Company Manufacturing Facilities and Company Lab Facilities, and any equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon, and any prepaid rent, security deposits and options to renew or purchase related thereto, other than the SpinCo Real Property;
(vii) all Permits other than the SpinCo Permits;
(viii) all Tangible and Personal Property, other than the SpinCo Tangible and Personal Property;
(ix) all Contracts, other than the SpinCo Contracts;
(x) all IT Assets other than the SpinCo IT Assets;
(xi) all Intellectual Property other than the SpinCo Intellectual Property, including as an Excluded Asset covered by this Section 2.2(b)(xi), the Company Trademarks and the Intellectual Property listed in Schedule 2.2(b)(xi);
(xii) (i) all Technology that is not SpinCo Technology and (ii) copies of any Duplicated Technology that is used in or necessary for the operation of the Company Businesses, regardless of whether copies of such Duplicated Technology are also SpinCo Technology;

(xiii) all Assets used or held for use by the Company or any of its Subsidiaries in connection with the provision of Overhead and Shared Services, including any proprietary tools and processes;
(xiv) all credit support from the Company or any of its Subsidiaries from which the SpinCo Business benefits;
(xv) all Books and Records, provided that SpinCo shall be entitled to a copy of the SpinCo Business Records as provided in Section 4.1;
(xvi) all rights that accrue or shall accrue to the Company or any member of the Company Group pursuant to this Agreement, the Merger Agreement or any Transaction Document;
(xvii) all prepaid expenses, credits, deposits, and advance payments other than the SpinCo Prepaid Expenses;
(xviii) all rights to claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent relating to any other Excluded Asset or Excluded Liability;
(xix) (A) all attorney-client privilege and attorney work-product protection of the Company or its Subsidiaries arising as a result of legal counsel representing the Company or its Subsidiaries, including the SpinCo Entities, in connection with the sale of the SpinCo Business and the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Company, its Subsidiaries or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents;
(xx) except as required by applicable Law, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related Contract between any Person and the Company or any of its Affiliates (including the employee benefit plans of the Company and its Subsidiaries);
(xxi) all accounts, notes or loans payable recorded on the books of the Company or any of its Affiliates for goods or services purchased by the SpinCo Business from the Company or any of its Subsidiaries (other than the SpinCo Entities), or provided to the SpinCo Business by the Company or any of its Subsidiaries (other than the SpinCo Entities), or advances (cash or otherwise) or any other extensions of credit to the SpinCo Business from the Company or any of its Subsidiaries (other than the SpinCo Entities), whether current or non-current;
(xxii) all Insurance Proceeds which the Company or any of its Subsidiaries has a right to receive, unless such proceeds are reflected in the SpinCo Financial Information;
(xxiii) all Retained Claims;
(xxiv) the Assets set forth in Schedule 2.2(b)(xxiv);
(xxv) Global Trade Item Numbers (GTINs); and
(xxvi) except for (A) those Assets expressly identified as SpinCo Assets in clauses (i) through (xv) of the definition of “SpinCo Assets” and (B) the Separately Conveyed Assets, all Assets of the Company or any of its Subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed.
Section 2.3 Allocation of Liabilities.
(a) “SpinCo Liabilities” shall mean all of the following Liabilities (other than Excluded Liabilities), to the extent arising on or after the Distribution Time (except as set forth below), of the Company or any of its Subsidiaries, or any of their respective predecessor companies or businesses:
(i) all Liabilities, to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including (w) the ownership or use of the SpinCo Assets or the Separately Conveyed Assets and any Actions that relate to, arise out of or result from the operation or conduct of the SpinCo Business or ownership or use of the SpinCo Assets or the Separately Conveyed Assets, (x) all warranty, repair or return obligations, (y) alleged or actual hazards or defects in design, marketing, manufacture, materials, workmanship, provision or performance, including any failure to warn or alleged or actual breach of express or implied warranty or representation, and (z) the return or recall of any product of the SpinCo Business, in each case, relating to the period on or after the Distribution Time), subject to Section 2.3(b)(i));
(ii) all Liabilities arising out of or relating to any SpinCo Contracts and relating to the period on or after the Distribution Time, including customer purchase orders, extended warranties or other customer Contracts for products or services of the SpinCo Business, or the SpinCo Permits;
(iii) all Liabilities arising on or after the Distribution Time under or relating to any SpinCo Intellectual Property, including the use thereof;
(iv) all Liabilities assumed by, retained by or agreed to be performed by SpinCo or any of its Subsidiaries and Affiliates pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, whenever arising;
(v) all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding Parent or its businesses and operations contained in any of the Disclosure Documents, other than information relating to the Company, the Retained Businesses or the SpinCo Business, whenever arising;
(vi) all Liabilities relating to, arising out of or resulting from the SpinCo Financing Arrangements or under any Reimbursement Obligations Loan, whenever arising;
(vii) all Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, or the conduct of the SpinCo Business, in each case, as of and after the Distribution Time; and
(viii) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, in each case to the extent relating to the period on or after the Distribution Time, other than as specifically provided otherwise in any of the Transition Services Agreement, Transition Contract Manufacturing Agreement, or the Transition Distribution Services Agreement, and the Liabilities set forth in Section 2.3(b)(vi)).
The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (i) through (viii) above; such fact does not imply that (a) such Liability shall be transferred more than once or (b) any duplication of such Liability is required.
(b) For the purposes of this Agreement, “Excluded Liabilities” shall mean the following Liabilities of the Company or any of its Subsidiaries, or any of their respective predecessor companies or businesses, including, to the extent consistent with the foregoing, the following:
(i) all Liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including the ownership or use of the SpinCo Assets or the Separately Conveyed Assets and any Actions to the extent relating to, arising out of or resulting from the operation or conduct of the SpinCo Business or ownership or operation of the SpinCo Assets or the Separately Conveyed Assets), in each case relating to the period prior to the Distribution Time (provided that and subject to Section 6.2(e), any Liabilities requiring the delivery, re-delivery, modification, repair, service or replacement (or any similar action) of any product of the SpinCo Business or the performance of any service, act or deed other than the payment of money by a member of the SpinCo Group or the SpinCo Business in connection with any of the actions described in this proviso, in each case following the Distribution Time (the “Post-Closing Performance Obligations”), shall be SpinCo Liabilities);
(ii) all accounts payable as of the Closing;
(iii) all Liabilities of the Company or its Subsidiaries to the extent related to any Excluded Assets or any Company Business (other than any Liabilities for which SpinCo, Parent or any of their

Subsidiaries expressly has responsibility pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets or Company Business between the Company or any of its Subsidiaries, on the one hand, and SpinCo, Parent or any of their Subsidiaries, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);
(iv) all Liabilities assumed by, retained by or agreed to be performed by the Company or any of its Subsidiaries (other than the SpinCo Entities) pursuant to the Merger Agreement, this Agreement or any other Transaction Document;
(v) all Liabilities to the extent arising out of the presence or release of any Hazardous Substance at, on, under or from any facility or property where the SpinCo Business was operated prior to the Distribution Time, to the extent relating to the period prior to the Distribution Time, and all other Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, or the conduct of the SpinCo Business, in each case prior to the Distribution Time; and any and all Environmental Liabilities to the extent arising out of the Excluded Assets; and
(vi) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Separately Conveyed Assets, in each case to the extent relating to the period prior to the Distribution Time.
Section 2.4 Non-Transferred and Delayed Transferred Assets and Liabilities.
(a) Notwithstanding anything in this Agreement to the contrary, if (x) any SpinCo Asset or Separately Conveyed Asset cannot be assigned or transferred to, or any SpinCo Liability cannot be assumed by, a member of the SpinCo Group without an Approval or Notification or (y) any Excluded Asset cannot be assigned or transferred to, or any Excluded Liability cannot be assumed by a member of the Company Group without an Approval or Notification, and in either case such Approval or Notification has not been obtained or made prior to the Distribution Time, then, unless the Company and SpinCo shall mutually otherwise determine, such assignment, transfer or assumption shall automatically be deemed to be deferred, with any such purported transfer, assignment or assumption deemed null and void until such time as such Approvals are obtained or such Notifications are made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities, and any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities, for all other purposes of this Agreement. If the required Approval is subsequently obtained or such Notification is subsequently made, the relevant Asset will be automatically assigned and transferred to, or the relevant Liability will be automatically assumed by, SpinCo or the Company, as applicable, or a member of the applicable Party’s respective Group designated by such Party without any further action required on the part of any Person, in accordance with the terms of this Agreement and the other Transaction Documents. In furtherance of any such assignment, transfer or assumption pursuant to this Section 2.4(a), and without any additional consideration therefor, each of SpinCo and the Company shall execute and deliver, and cause their Affiliates to execute and deliver, such documents and instruments as may be reasonably necessary to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other (with all of such documents and instruments referred to collectively herein as the “Post-Distribution SpinCo Transfer Documents).”
(b) Notwithstanding anything in this Agreement to the contrary, if it is reasonably necessary or appropriate to delay the transfer or assignment to SpinCo or one or more of its Subsidiaries of any SpinCo Asset until the applicable Transition Support Termination to allow the Company or any of its Subsidiaries to perform their respective obligations under, or to otherwise carry out the contemplated transactions and activities contemplated, by the Transition Services Agreement, the Transition Distribution Services Agreement, or the Transition Contract Manufacturing Agreement, as applicable (each such SpinCo Asset, a “Delayed Transferred Asset”), such Delayed Transferred Asset shall not be transferred or assigned to SpinCo or any of its Subsidiaries at or prior to the Distribution Time. Upon the applicable Transition Support Termination, the relevant Delayed Transferred Asset shall be automatically assigned and transferred to SpinCo or its Subsidiaries without any further action required on the part of any Party and without any additional consideration, provided, however, if, upon the Transition Support Termination, such Delayed Transferred Asset cannot be assigned or transferred to Buyer without any Approval or Notification, the provisions of this Section 2.4 and Section 2.1(d) shall apply.
Section 2.5 Shared Contracts. The Company and SpinCo will use their commercially reasonable efforts for a period ending twelve (12) months after the Distribution Date to separate any Shared Contracts that are SpinCo Contracts (or take such other action as may be reasonably agreed between the Company and SpinCo) in order to provide for an appropriate allocation of the rights and obligations under such Contracts in line with the allocation of the SpinCo Assets, Excluded Assets, Separately Conveyed Assets, SpinCo Liabilities and Excluded Liabilities between the Parties. Without limiting the foregoing and subject to any actions contemplated by any policies, procedures or initiatives of the Company or any of its Subsidiaries of general applicability, pending the separation of each Shared Contract, the Parties shall (and shall cause their respective Affiliates to) use commercially reasonable efforts to maintain good relations with any obligees or other counterparties in connection with such Shared Contract, and comply in all material respects with the terms thereof and refrain from voluntarily terminating such Shared Contract.
Section 2.6 Termination of Intercompany Contracts; Settlement of Intercompany Payables and Receivables
(a) Except for (i) this Agreement, the Merger Agreement and the other Transaction Documents (and each other Contract expressly contemplated by this Agreement, any other Transaction Document, the Separation Step Plan or the Merger Agreement to be entered into or continued by the Company and SpinCo or any of the members of their respective Groups after the Distribution Time, including the Transfer Documents) and (ii) any Contracts to which any Person, other than the Company, SpinCo and their respective wholly owned Subsidiaries, is a party, in furtherance of the releases and other provisions of Section 5.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate, effective as of the Distribution Time, all Contracts between or among SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand, that are effective or outstanding as of immediately prior to the Distribution Time.
(b) Except as set forth on Schedule 2.6(b) and other than any payables, receivables or other intercompany accounts under any Transaction Document, the Company shall, as of the Distribution Time, eliminate all intercompany accounts existing prior to the Distribution Time, whether payables or receivables, between a member of the SpinCo Group, on the one hand, and a member of the Company Group, on the other hand. Any such intercompany accounts that are settled after the Cut-Off Time but in connection with the Reorganization and the Distribution shall be deemed for purposes of this Agreement to have been settled as of immediately prior to the Cut-Off Time. Intercompany balances and accounts solely among any members of the SpinCo Group or any members of the Company Group shall not be affected by the above provisions of this Section 2.6(b).
(c) The arrangements described in this Section 2.6 will be eliminated or satisfied, in the Company’s sole discretion, by way of repayment, capital contribution, distribution, forgiveness, offset, or any combination of the foregoing without any further Liability to, or obligation of, each of SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand. Following the Distribution Time, no Contract terminated pursuant to Section 2.6(a) (including any provision thereof that purports to survive termination) or intercompany Liability eliminated pursuant to Section 2.6(b) shall be of any further force or effect from and after the Distribution Time. The Company and its Subsidiaries may take any action they deem reasonably necessary or advisable to effect foregoing
Section 2.7 Certain Adjustments.
(a) Certain Definitions.
(i) “Estimated Net Working Capital Adjustment” means (A) if the Estimated Net Working Capital exceeds the Target Net Working Capital, then a positive amount equal to the full amount of such excess over the Target Net Working Capital, (B) if the Target Net Working Capital exceeds the Estimated Net Working Capital, then a negative amount equal to the full amount of such excess over the Estimated Net Working Capital or (C) zero, other than as set forth in clauses (A) and (B).

(ii) “Net Working Capital” means as of 11:59:59 p.m. in each applicable time zone on the last calendar day of the month immediately preceding the Closing Date (the “Cut-Off Time”) (including month end close accounting entries), an amount (which may be a positive or negative number) equal to (i) the current assets of the SpinCo Business, minus (ii) the current liabilities of the SpinCo Business, in each case, which are included in the line item categories specifically identified in Exhibit A, but excluding (A) any assets or liabilities with respect to Taxes, (B) any current liabilities of the SpinCo Business for salary, vacation, incentive pay or other compensatory payments or benefits, to the extent that the Company or any of its Subsidiaries provides payments or benefits (or, in the case of incentive pay or other similar compensatory payments, offers to provide such payments or benefits in exchange for a release of claims) of such type, (C) all receivables and payables between any SpinCo Entity and another SpinCo Entity, (D) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to Closing pursuant to Section 2.6, (E) the SpinCo Financing Arrangements, any proceeds thereof, the Reimbursement Obligations and any Reimbursement Obligations Loan (other than any interest payable under any Reimbursement Obligations Loan as of the Closing Date), and any instrument the repayment of which is taken into account in the calculation of the Above Basis Amount, and (F) the Excluded Assets and Excluded Liabilities. The Net Working Capital will be determined in accordance with the accounting principles and methodologies of the Company, consistently applied.
(iii) “Target Net Working Capital” means $63,400,000.
(b) Estimated Net Working Capital Adjustment. No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to SpinCo and Parent a written report setting forth the Company’s good faith estimate of the Net Working Capital as of the Cut-Off Time (such estimate, the “Estimated Net Working Capital”), prepared in conformity with the requirements of this Agreement and together with reasonable supporting documentation. The Company will reasonably cooperate with Parent and its Representatives in connection with their review of such written report, including by (i) providing information reasonably necessary or useful in connection with their review of the written report as reasonably requested by Parent, (y) reasonably considering in good faith any revisions to such written report proposed by Parent and (z) revising such written report to reflect any changes mutually agreed by the Company, SpinCo and Parent; provided that no comments provided by Parent shall provide a basis for any delay in the Closing, or shall require any changes to the written report of the Estimated Net Working Capital (or the calculations therein) unless agreed to by the Company.
(c) Within ninety (90) days following the Closing Date, the Company shall deliver to SpinCo a statement (the “Preliminary Adjustment Statement”) setting forth in reasonable detail the Company’s good faith calculation of the Net Working Capital, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement;
(d) If SpinCo disagrees with the Company’s calculation of the Net Working Capital set forth in the Preliminary Adjustment Statement, SpinCo will deliver to the Company, within thirty (30) days after receipt by SpinCo of the Preliminary Adjustment Statement (the “Review Period”) a written statement describing each objection thereto and SpinCo’s calculation of the Net Working Capital, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation (the “Notice of Disagreement””). SpinCo will be deemed to have agreed with all items and amounts contained in the Preliminary Adjustment Statement that are not specifically disputed in the Notice of Disagreement. If SpinCo does not deliver a Notice of Disagreement within the Review Period, SpinCo (and Parent) will be deemed to have irrevocably accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i).
(e) If SpinCo delivers to the Company a Notice of Disagreement during the Review Period, the Company and SpinCo will attempt to resolve in good faith the matters contained in the Notice of Disagreement within thirty (30) days after the Company’s receipt of the Notice of Disagreement (the “Resolution Period”). If the Company and SpinCo reach a written resolution with respect to all such matters (if any) on or before the final day of the Resolution Period, the Preliminary Adjustment Statement, as modified by such resolution, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i). If such a resolution is not reached during the Resolution Period, the Company and SpinCo will promptly (no later than five (5) Business Days after the final day of the

Resolution Period) retain Deloitte Touche Tohmatsu Limited (or, if such firm is not available, another nationally recognized accounting firm reasonably agreed between the Company and SpinCo) (the “Independent Accounting Firm”) and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Independent Accounting Firm for resolution in accordance with this Section 2.7(e). The Independent Accounting Firm shall act as an expert and not as an arbitrator. In no event shall the Company or SpinCo (or Parent) communicate (or permit any of its Affiliates or Representatives to communicate) with the Independent Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication. The Company and SpinCo will instruct the Independent Accounting Firm to (A) within thirty (30) days after submission of the Disputed Items, make a final determination with respect to each of the Disputed Items (and only the Disputed Items) that is (1) consistent with the terms of this Agreement and (2) within the range of the respective positions taken by each of the Company and SpinCo and (3) based solely on written submissions of the Company and SpinCo (i.e., not on the basis of an independent review) a copy of which shall simultaneously be provided to the other Party, and in accordance with procedures agreed to by the Parties and the Independent Accounting Firm and (B) prepare and deliver to the Company and SpinCo a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Independent Accounting Firm’s Report”). The Independent Accounting Firm’s determination with respect to each Disputed Item as reflected in the Independent Accounting Firm’s Report will be final, conclusive and binding absent fraud or manifest error. The Preliminary Adjustment Statement, as modified by any changes thereto in accordance with any adjustments agreed in writing between the Company and SpinCo during the Resolution Period and the Independent Accounting Firm’s Report, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.7(i). The Independent Accounting Firm’s determination under this Section 2.7(e) shall be enforceable as an arbitral award, and judgment may be entered thereupon in any court having jurisdiction over the Party against which such determination is to be enforced.
(f) Each of SpinCo and the Company will (A) pay its own respective costs and expenses incurred in connection with this Section 2.7 and (B) be responsible for the fees and expenses of the Independent Accounting Firm in connection with this Section 2.7 on a pro rata basis based upon the inverse of the degree (measured in dollars) to which the Independent Accounting Firm has accepted the respective positions of SpinCo and the Company (which will be determined by the Independent Accounting Firm and set forth in the Independent Accounting Firm’s Report). For example, if the Independent Accounting Firm determines that it accepted seventy percent (70%) of the position of the Company, the Company will pay thirty percent (30%) of the fees and expenses of the Independent Accounting Firm and SpinCo will pay the remaining seventy percent (70%) of such fees and expenses.
(g) In connection with the matters set forth in this Section 2.7, during the Review Period and Resolution Period, if applicable, the Company and its Representatives shall, subject to execution of customary access letters (if applicable), be provided access to all relevant work papers, schedules and other supporting documents prepared by Parent, SpinCo or their Representatives and used in connection with the calculation of the Net Working Capital and access, during normal business hours and upon reasonable notice and in a manner that does not adversely interfere with the conduct of Parent’s or SpinCo’s business, any other information in Parent or SpinCo’s possession which the Company reasonably requests, and Parent and SpinCo shall, and shall cause their Representatives to, cooperate reasonably with the Company and its Representatives in connection therewith.
(h) The Company and SpinCo agree that the procedures set forth in this Section 2.7 for resolving disputes with respect to the Preliminary Adjustment Statement and the calculation of Net Working Capital shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce this Section 2.7, including any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any determination of Disputed Items by the Independent Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by agreement of the Parties and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.
(i) The Net Working Capital set forth in the Final Adjustment Statement is referred to herein as the “Final Net Working Capital”. Within five (5) Business Days after the determination of Final Net Working Capital pursuant to this Section 2.7, (i) if the Final Net Working Capital exceeds the Estimated Net Working Capital, SpinCo will pay to the Company the amount of such excess, by wire transfer of immediately available funds to one or more accounts designated in writing by the Company, or (ii) if the Estimated Net Working Capital exceeds the Final Net Working Capital, the Company will pay to SpinCo the amount of such excess, by wire transfer of immediately available funds to one or more accounts designated in writing by SpinCo. Any payment pursuant to this Section 2.7(i) shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income tax purposes.
(j) Without limiting the generality of the foregoing, no changes shall be made (including any changes reflected in the Final Net Working Capital) in any reserve or other account existing as of the date of the most recent balance sheet included in the SpinCo Financial Information or other amount reflected in such balance sheet, except as a result of events occurring after such date and prior to the Distribution Time and, in such event, only in a manner consistent with the past practice of the SpinCo Business using the same accounting principles, practices, policies, procedures and methodologies (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the SpinCo Financial Information. Without limiting the generality of the foregoing, the Estimated Net Working Capital and the Net Working Capital shall (i) not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement; and (ii) be based on facts and circumstances as they exist up to the Distribution Time and shall exclude the effect of any act, decision or event occurring after the Distribution Time (other than the determination of the Final Net Working Capital in accordance with this Section 2.7).
Section 2.8 Payment of Reimbursement Obligations. After the Distribution Time, SpinCo shall pay the Company an amount of cash equal to 100% of the Reimbursement Obligations (such payment to be made promptly and in any event within ten (10) Business Days of delivery by the Company of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations). Any payment pursuant to this Section 2.8 that is not on account of an advance by the Company to SpinCo prior to the date of any such payment shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income tax purposes and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.
Section 2.9 Wrong Pockets; Mail and Other Communications; Payments.
(a) After the Distribution Time, if either SpinCo or Parent, on the one hand, or the Company, on the other hand, or any of their respective Subsidiaries becomes aware that any of the SpinCo Assets have not been transferred, assigned or conveyed to SpinCo or any of its Subsidiaries or that any of the Excluded Assets have not been retained by or transferred, assigned or conveyed to the Company or any of its Subsidiaries (other than the SpinCo Entities), it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Distribution Time.
(b) After the Distribution Time, each of the Company, SpinCo and the members of their respective Groups may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, each of the Company and SpinCo and the members of their respective Groups authorizes the Company and the other members of the Company Group, on the one hand, or SpinCo and the other members of the SpinCo Group, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any member of its Group) or any of such other Party’s (or any member of its Group’s) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, email and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 2.9 are not intended to, and shall not be deemed to, constitute an authorization by any of the Company, SpinCo or the members of their respective Groups to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.
(c) The Company shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to SpinCo (or its designated Affiliates) any monies or checks that have been sent to or that are received by the Company or any of its Subsidiaries after the Distribution Time, including by or from any customers, suppliers or other commercial counterparties of the SpinCo Business or the SpinCo Group, to the extent that they constitute SpinCo Assets.
(d) SpinCo shall, or shall cause its applicable Affiliate to, promptly pay or deliver to the Company (or its designated Subsidiaries) any monies or checks that have been sent to SpinCo or any of its Affiliates (including the SpinCo Business and the SpinCo Group) after the Distribution Time to the extent that they constitute an Excluded Asset and are the property of the Company or its Subsidiaries hereunder.
Section 2.10 Disclaimer of Representations and Warranties. EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP), SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), AND PARENT UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, NO PARTY TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT IS REPRESENTING OR WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY; AS TO ANY APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION HEREWITH OR THEREWITH; AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY; AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY; OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY OR THEREBY, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS. TO THE MAXIMUM EXTENT PERMITTED BY LAW, SPINCO HEREBY WAIVES AND DISCLAIMS ANY RIGHTS IT MAY HAVE AGAINST THE COMPANY IN CONNECTION WITH THE TRANSFER OF ANY INTEREST IN ANY REAL PROPERTY PERTAINING TO DISCLOSURE OF RELEASES OR SUSPECTED RELEASES, THE PRESENCE OF HAZARDOUS SUBSTANCES WITHIN ANY BUILDING OR FACILITY OR ENVIRONMENTAL CONDITIONS.
Section 2.11 Termination of Overhead and Shared Services. SpinCo and Parent acknowledge and agree that (a) the SpinCo Business currently receives from the Company and its Subsidiaries certain Overhead and Shared Services, (b) except as expressly provided in any Transaction Document, all Overhead and Shared Services shall cease at the Distribution Time, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Distribution Time, with no further obligation of the Company or any of its Subsidiaries, and (c) from and after the Distribution Time, SpinCo and Parent (and their Affiliates) shall have no rights or Liabilities under any Shared Contracts that are not SpinCo Contracts, except to the extent set forth and in accordance with the terms and conditions of any Transaction Document.

Section 2.12 Certain Intellectual Property Matters.
(a) Following the Distribution Time and except to the extent permitted under the Transitional Trademark License Agreement or any Transaction Document, SpinCo Group shall be permitted to use Company Trademarks for up to one hundred eighty (180) days following the Distribution Time, provided that SpinCo shall, and shall cause the SpinCo Group and each of SpinCo’s other Affiliates to: (i) use commercially reasonable efforts to minimize and eliminate the use of the Company Trademarks as soon as reasonably practicable but in no event later than one hundred eighty (180) days following the Distribution Time, (ii) cease to use any Company Trademark as part of any Internet domain name, (iii) cease to hold itself or themselves out as having any affiliation or association with the Company or any of its Affiliates, and (iv) within one hundred eighty (180) days of the date hereof, complete the removal of the Company Trademarks from all signage, vehicles, properties, stationery, promotional or other marketing materials and other relevant assets. Except to the extent permitted under the Transitional Trademark License Agreement or any Transaction Document, it being understood any use by the SpinCo Group of the Company Trademarks permitted by the foregoing shall be solely in the same manner such Company Trademark were used as of the Distribution Time and solely to the extent necessary in complying with and accomplishing the foregoing.
(b) SpinCo shall be responsible for any and all costs and expenses incurred in assigning, transferring and recording any and all right, title and interest of SpinCo in the Intellectual Property Rights included in the SpinCo Assets, including the filing and recordation of assignment and other instruments in order to evidence the transfer of any Intellectual Property Rights included in the SpinCo Assets.
Section 2.13 Removal of Excluded Assets and SpinCo Assets.
(a) The Company shall, or shall cause one of its Subsidiaries to, remove any Excluded Assets from the SpinCo Real Property within one hundred eighty (180) days following the Distribution Date, unless the Excluded Asset will be used by SpinCo or its Affiliates in connection with any services to be provided under any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document; provided, that, in either case, such one hundred eighty (180) day period may be extended as reasonably necessary as a result of COVID-19 or any COVID-19 Measure. Following the Distribution Time, SpinCo shall provide the Company and its Subsidiaries reasonable access and assistance during normal business hours upon reasonable prior written notice, to permit the removal of such Excluded Assets (including any such Excluded Assets identified after such one hundred eighty (180) day period). Except with respect to claims arising from the gross negligence or willful misconduct of SpinCo or its Affiliates, neither SpinCo nor any of its Affiliates shall have any Liability to the Company or its Subsidiaries in connection with the storage at, or removal from, the SpinCo Real Property of such Excluded Assets.
(b) SpinCo shall, or shall cause its Affiliates to, remove any SpinCo Assets and Separately Conveyed Assets located at any facility of the Company or its Subsidiaries, other than the SpinCo Real Property, within one hundred eighty (180) days following the Distribution Date, unless the SpinCo Asset or Separately Conveyed Assets (including any Delayed Transfer Assets) would reasonably be expected to be used by the Company or its Subsidiaries in connection with any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document; provided, that, in either case, such one hundred eighty (180) day period may be extended as reasonably necessary as a result of COVID-19 or any COVID-19 Measure. Following the Distribution Time, the Company will provide SpinCo reasonable access and assistance during normal business hours upon reasonable prior written notice to permit the removal of such SpinCo Assets and Separately Conveyed Assets (including any such SpinCo Assets or Separately Conveyed Assets identified after such one hundred eighty (180) day period). Except with respect to claims arising from the gross negligence or willful misconduct of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries shall have any Liability to SpinCo or its Affiliates in connection with the storage at, or removal from, any of the facilities or the Company or its Subsidiaries (other than the SpinCo Real Property) of such SpinCo Assets or Separately Conveyed Assets. Risk of loss with respect to the SpinCo Assets and the Separately Conveyed Assets will pass to SpinCo at the Distribution Time (or such other time as may be set forth in the applicable Separate Conveyancing Instrument).

(c) Upon the removal of assets pursuant to this Section 2.13, the removing Party will, at its sole cost and expense, restore the areas of such facilities in which the removed assets were located (and any other areas of such facilities that were impacted or damaged in connection with such removal) to a broom clean and safe condition, including by (i) safely capping supply and discharge lines (electrical, liquids, gas, etc.) to the logical distribution or junction points and (ii) repairing any damage or holes to concrete, floors, walls or ceilings resulting from the removal of such SpinCo Assets, Separately Conveyed Assets or Excluded Assets, as applicable, therefrom after the Closing Date.
(d) If any SpinCo Technology is not located at, or otherwise in the possession or control of SpinCo or its Affiliates as of the Distribution Date, upon SpinCo’s written request made within twelve (12) months following the Distribution Date, the Company shall, or shall cause one of its Subsidiaries to, deliver such SpinCo Technology to SpinCo or its Affiliates; unless such SpinCo Technology would reasonably be expected to be used by the Company or its Subsidiaries in connection with any Transaction Document, in which case, such removal will occur within one hundred eighty (180) days following the termination or expiration of the relevant term of (or relevant service set forth in) the applicable Transaction Document. Subject to the foregoing, the Company shall deliver the SpinCo Technology to SpinCo or its Affiliates as promptly as reasonably practicable following receipt of such request from SpinCo.
(e) Notwithstanding anything in this Section 2.13, if the storage, use, transfer or removal of any Excluded Asset, Separately Conveyed Asset or SpinCo Asset is otherwise expressly addressed in any Transaction Document, the terms of such Transaction Document will control.
Section 2.14 Real Property Matters(a) .
(a) As promptly as reasonably practicable following the date hereof, and prior to the Distribution Time, Parent and the Company shall negotiate in good faith one or more agreements pursuant to which Company or one of its Subsidiaries shall license to SpinCo for a transition period the real property described in Schedule 2.14 (such agreements, the “Real Estate License Agreements”), in each case on terms consistent with and as close as reasonably possible to the terms set forth in the form of Real Estate License Agreement attached hereto as Exhibit B, subject to such changes as may be required by the Laws, union labor agreements or customary local practice applicable to the real property licensed thereby; provided, that a joint use of such real property is permitted by applicable Law and, in the case of such leased real property, permitted under the terms of the applicable lease agreement. To the extent that applicable Law requires a formal leasing or subleasing arrangement, Parent and the Company shall negotiate in good faith and mutually agree upon a form and format with terms that are as close as reasonably possible, including as to cost, to those set forth in the Real Estate License Agreement.
(b) Notwithstanding anything in this Agreement to the contrary, to the extent that any Real Estate License Agreement would require the Approval of any third party pursuant to its terms or applicable Law, Section 2.1(d) will apply; provided, that if such Approval is not obtained prior to the Distribution Time, the Company will have no further obligation to further pursue such Approval or to grant a Real Estate License Agreement as to that location.
Section 2.15 Bulk Sales. Each of the Company and SpinCo hereby waives compliance by each and every member of the SpinCo Group or the Company Group, respectively, with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the assignment, transfer or conveyance of any or all of the Excluded Assets to any member of the Company Group or the SpinCo Assets to any member of the SpinCo Group.
Section 2.16 Certain Expenses. The Company shall pay, or cause to be paid, to SpinCo the expenses actually incurred by SpinCo or any of its Affiliates set forth in Schedule 2.16, subject to the limitations and other terms and conditions set forth therein. Parent, SpinCo and their Affiliates shall cooperate in good faith in order to agree on the ultimate amount of such expenses and, in connection therewith, Parent shall make its personnel reasonably available to answer questions and provide reasonable supporting documentation with respect to such expenses prior to the Company effecting any payments with respect thereto. For all U.S. federal, and applicable state and local, income tax purposes, all such payments shall be treated as a contribution to the capital of SpinCo made by the Company at the time of the transfer of the SpinCo Assets to SpinCo.

ARTICLE III

THE DISTRIBUTION
Section 3.1 Actions at or Prior to the Distribution Time. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:
(a) Securities Law Matters.
(i) SpinCo shall cooperate with the Company to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. The Company shall be permitted to reasonably direct and control the efforts of SpinCo in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by the Company in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Transaction Documents.
(ii) SpinCo and the Company, as applicable, shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall prepare and mail or otherwise make available, prior to any Distribution Date, to the holders of Company Common Stock, such information concerning SpinCo, Parent, their respective businesses, operations and management, the Distribution and such other matters as the Company shall reasonably determine and as may be required by Law. The Company and SpinCo will prepare, and SpinCo and the Company, as applicable, will, to the extent required by applicable Law, file with the SEC, any such documentation and any requisite no-action letters which the Company determines are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents.
(b) Cash Reduction; Contribution.
(i) Without limiting the requirements of Section 2.6, prior to the Distribution Time, the Company may, and may cause the members of the Company Group and the SpinCo Group to, take such actions as the Company deems advisable to minimize or reduce the amount of cash and cash equivalents remaining in any accounts held by or in the name of a member of the SpinCo Group as of the Distribution Time (the “Available Cash” ). Notwithstanding anything to the contrary, the Available Cash shall not be less than $3,000,000 (the “Minimum Cash Amount”) as of immediately prior to the Distribution Time.
(ii) Prior to the Distribution, in partial consideration for the transfer of the SpinCo Assets to SpinCo in the Contribution, (A) SpinCo shall issue to the Company additional shares of SpinCo Common Stock such that the number of shares of SpinCo Common Stock outstanding as of immediately prior to the Distribution Time shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution, (B) SpinCo (or an Affiliate thereof identified by the Company) shall transfer to the Company cash in an aggregate amount equal to the Basis Amount plus the Estimated Net Working Capital Adjustment (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by the Company, and (C) SpinCo shall issue to the Company the SpinCo Exchange Debt in an amount equal to the Above Basis Amount in accordance with Sections 7.6(k) and (l) of the Merger Agreement.
(iii) Prior to the Contribution, the Company shall deliver to SpinCo a duly executed IRS Form W-9.

(c) Distribution Agent. The Company shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.
(d) Satisfying Conditions to the Distribution. The Company and SpinCo shall cooperate to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver).
Section 3.2 Conditions Precedent to the Distribution. In no event shall the Distribution (whether effected as a Spin-Off or an Exchange Offer) occur unless each of the following conditions shall have been satisfied or waived by the Company, in whole or in part, in its sole discretion (other than the condition set forth in Section 3.2(a), which prior to the termination of the Merger Agreement may not be waived without Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed):
(a) the Reorganization shall have been completed substantially in accordance with the Separation Step Plan (other than those steps that are expressly contemplated to occur at or after the Distribution);
(b) the actions set forth in Section 3.1(b)(ii) shall have been consummated or satisfied;
(c) an independent appraisal firm shall have delivered one or more opinions to the Board of Directors of the Company confirming the solvency of SpinCo and the solvency and surplus of the Company, in each case after giving effect to the consummation of the Financing and/or Permanent Financing and the SpinCo Payment and the consummation of the Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware Law); and such opinions shall be acceptable to the Company in form and substance in the Company’s sole discretion; and such opinions shall not have been withdrawn, rescinded or modified in any respect adverse to the Company;
(d) The Company shall have received the Distribution Tax Opinions from WLRK and EY, as applicable, to the extent the Distribution Tax Opinions address U.S. federal income or Swiss income tax consequences (provided that the condition in this Section 3.2(d) shall not apply with respect to any Distribution Tax Opinion to the extent that any such matters are addressed by an IRS Ruling or ruling set forth in Schedule 3.2(f));
(e) The Company shall have received the IRS Ruling in form and substance reasonably satisfactory to the Company (provided that such IRS Ruling shall not fail to be satisfactory by reason of such IRS Ruling not containing (i) a Debt Exchange Ruling (as defined in the Merger Agreement) as long as it contains a satisfactory NQPS Ruling (as defined in the Merger Agreement) or (ii) an NQPS Ruling as long as it contains a satisfactory Debt Exchange Ruling), and such IRS Ruling shall continue to be valid and in full force and effect;
(f) The Company shall have received the rulings set forth in Schedule 3.2(f), to the extent such rulings are issued by the Swiss tax authorities, and such rulings shall continue to be valid and in full force and effect;
(g) the conditions set forth in Article VIII of the Merger Agreement having been satisfied or validly waived, including: (i) the satisfaction, or waiver by the Company and Parent, of the conditions set forth in Section 8.1 of the Merger Agreement; (ii) the satisfaction, or waiver by the Company, of the conditions set forth in Section 8.2 of the Merger Agreement; and (iii) the satisfaction, or waiver by Parent, of the conditions set forth in Section 8.3 of the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time;
(h) the conditions set forth in Section 2.5 of the Asset Purchase Agreement having been satisfied or validly waived, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time; and
(i) Parent shall have irrevocably confirmed to the Company that each condition in Article VIII of the Merger Agreement to Parent’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Distribution, or (iii) subject to applicable Laws, is or has been waived by Parent.

Each of the foregoing conditions is for the sole benefit of the Company and shall not give rise to or create any duty on the part of the Company or its Board of Directors to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit the Company’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under the Merger Agreement.
Section 3.3 The Distribution.
(a) The Company may elect, in its sole discretion, to effect the Distribution in the form of (i) a Spin-Off, (ii) an Exchange Offer (including any Clean-Up Spin-Off) or (iii) a combination of a Spin-Off and an Exchange Offer (with or without a Clean-Up Spin-Off); provided that (A) the economic value of the Merger to each of the Company and Parent is preserved, (B) the Exchange Offer (including any Clean-Up Spin-Off) does not create any material, unreimbursed and adverse Tax consequence to Parent and (C) the Exchange Offer (including any Clean-Up Spin-Off) would, subject to the satisfaction or waiver of the applicable conditions to the Distribution and Merger, be completed in a manner so that the Distribution and the Merger would occur prior to the Outside Date.
(b) If the Company elects to effect the Distribution in whole or in part in the form of a Spin-Off (including if there is any Clean-Up Spin-Off), then the Board of Directors of the Company, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by the Company on the Distribution Date shall be distributed to the holders of record of Company Common Stock in the manner determined by the Company and in accordance with Section 3.3(f). To the extent the Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 3.3(f), each holder of Company Common Stock on the Record Date shall be entitled to receive for each share of Company Common Stock held by such holder on the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by the Company on the Distribution Date (taking into account the shares of SpinCo Common Stock to be distributed through an Exchange Offer, if applicable), multiplied by (ii) a fraction, the numerator of which is the number of shares of Company Common Stock held by such holder on the Record Date and the denominator of which is the total number of shares of Company Common Stock outstanding on the Record Date.
(c) To the extent any of the Distribution is effected as an Exchange Offer, the Company shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of SpinCo Common Stock that will be offered for each validly tendered share of Company Common Stock, the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. In the event that the Company’s stockholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, all shares of SpinCo Common Stock held by the Company that are not exchanged pursuant to the Exchange Offer will be distributed as a dividend to the Company’s stockholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), so that the Company will have distributed all of the shares of SpinCo Common Stock to the Company’s stockholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 3.3(f), each Company stockholder may elect in the Exchange Offer to exchange a number of shares of Company Common Stock held by such Company stockholder for shares of SpinCo Common Stock. The terms and conditions of any Clean-Up Spin-Off will be as determined by the Company, subject to the provisions of Section 3.3(b), mutatis mutandis.
(d) None of the Parties, nor any of their Affiliates shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e) The Company, SpinCo, the Distribution Agent, or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local, foreign or other Tax Law. Any deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.
(f) Upon the consummation of the Spin-Off or the Exchange Offer, the Company shall deliver to the Distribution Agent, a global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Spin-Off or exchanged in the Exchange Offer, as the case may be, for the account of the Company’s stockholders that are entitled thereto. Upon a Clean-Up Spin-Off, if any, the Company shall deliver to the Distribution Agent an additional global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Clean-Up Spin-Off for the account of the Company’s stockholders that are entitled thereto. The Distribution Agent shall hold such shares for the account of the Company’s stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock. The Distribution shall be deemed to be effective upon written authorization from the Company to the Distribution Agent to proceed.
Section 3.4 Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, the Company and SpinCo shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of SpinCo with the Secretary of State of the State of Delaware, to increase the number of authorized shares of SpinCo Common Stock and make such other amendments as may be necessary or advisable in order to cause there to be issued and outstanding the number of shares of SpinCo Common Stock necessary to effect the Distribution.
ARTICLE IV

ACCESS TO INFORMATION
Section 4.1 Delivery of SpinCo Business Records. Prior to the Distribution Time, the Company and Parent shall work together in good faith to determine procedures for the delivery by the Company to SpinCo of a copy of the SpinCo Business Records following the Distribution Time (the “Agreed Procedures”); provided that, unless otherwise mutually agreed by the Parties, the Company will only be required to provide SpinCo Business Records in accordance with Schedule 4.1. Following the Distribution Time, the Company shall, and shall cause its Subsidiaries to, deliver the SpinCo Business Records in accordance with the Agreed Procedures. The Company will only be required to deliver SpinCo Business Records as contemplated by this Section 4.1. The Company shall have the right to retain, following the Distribution Time, copies of any SpinCo Business Records that the Company in good faith determines it or any of its Subsidiaries is reasonably likely to need access for bona fide business or legal purposes; provided, that, with respect to such copies, the Company shall treat them in a manner consistent with the policies and procedures of the Company applicable to its own Books and Records.
Section 4.2 Access to SpinCo Business Records.
(a) From and after the Distribution Date for a period consistent with such Party’s bona fide record retention policies, each of SpinCo and the Company, on behalf of its respective Group, will (i) use commercially reasonable efforts to maintain the SpinCo Business Records in accordance with such Party’s bona fide record retention policies and (ii) provide the other Party and its Representatives reasonable access to the SpinCo Business Records relating to periods prior to the Closing for any reasonable purpose; provided, that, except as provided otherwise in the Transition Services Agreement or any other Transaction Document, neither Party shall be required to provide the requesting Party with direct access to any of such Party’s information technology systems to review any SpinCo Business Records. All access to SpinCo Business Records, personnel and assistance provided pursuant to this Section 4.2 following the Distribution Date will be (x) conducted during normal business hours upon reasonable advance notice to the Party providing access, (y) conducted in such a manner as not to interfere unreasonably with the normal operations of the businesses of the Party and its Affiliates providing access, and (z) conducted at the accessing Party’s sole cost and expense (which cost and expense shall be reasonable, and shall include for this purpose a reasonable allocation for the time used by employees of the Party provided access). The Party providing access will have the right to have one or more of its Representatives present at all times during any visits, examinations, discussions or contacts contemplated by this Section 4.2.

(b) Without limiting the generality of the foregoing, until the second (2nd) Company fiscal year-end occurring after the Distribution Date, each of the Company and SpinCo shall use its commercially reasonable efforts to cooperate with the other’s Books and Records requests to enable (i) the Company or Parent, as applicable, to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and (ii) the Company’s or Parent’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of such Party, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder.
(c) Nothing in this Section 4.2 shall apply to (i) the provision of any SpinCo Business Records to the extent relating to Tax matters (which shall be governed by the Tax Matters Agreement) or (ii) the delivery of copies of SpinCo Business Records following the Distribution Time (which shall be governed by Section 4.1).
Section 4.3 Scope of Delivery and Access.
(a) The Company and its Subsidiaries shall be permitted to redact any portion of the SpinCo Business Records that does not relate to the SpinCo Business.
(b) Neither the Company nor SpinCo will be required to provide any SpinCo Business Records or other information to the extent doing so would, in such Party’s reasonable discretion, (i) jeopardize the attorney-client privilege or similar immunity or protection, (ii) conflict with any Law, Order, Contract, Consent, privacy policy or other obligation of confidentiality, or (iii) result in the disclosure of competitively sensitive information; provided, that the applicable Party shall use its reasonable best efforts to permit the provision of such access or information in a manner that avoids any such detriment or consequence.
(c) If the Company, on the one hand, and SpinCo or Parent, on the other hand, are in an adversarial relationship in any Action, the furnishing of information, documents or records in connection with such Action will be subject to any applicable rules relating to discovery and not this Article IV.
(d) The parties shall negotiate in good faith and, as promptly as practicable after the date hereof (and in any event within twenty (20) Business Days of the date hereof), enter into, an agreement with respect to the treatment of certain data and other information in accordance with applicable privacy Laws that may be provided pursuant to Section 4.1 and Section 4.2 (the “Integration Data Disclosure Agreement”). In addition to any other rights and obligations set forth in the Merger Agreement, this Agreement and the other Transaction Documents, the Integration Data Disclosure Agreement and Confidentiality Agreement, as applicable, will apply with respect to the transfer and protection of any information pursuant to Section 4.1 and Section 4.2.
Section 4.4 Other Agreements Providing for Exchange of Books and Records. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Books and Records set forth in the Merger Agreement or any Transaction Document. Notwithstanding anything in this Article IV to the contrary, the Tax Matters Agreement will exclusively govern the retention of Tax related records and the exchange of Tax-related information.
Section 4.5 Production of Witnesses and Records in Connection with an Action.
(a) Notwithstanding anything to the contrary in this Article IV, from and after the Distribution Time, except in the case of an adversarial Action by SpinCo or Parent (or any member of their respective Groups) against the Company or a member of the Company Group, or vice versa, each Party shall use its reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees and other Representatives of the members of its respective Group as witnesses, and any Books and Records or other information within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) or Books and Records or other information may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought under this Agreement. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith.
(b) The obligation of the Parties to provide witnesses pursuant to this Section 4.5 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses officers without regard to whether the witness or the employer of the witness could assert a possible business conflict, except in the case of an adversarial Action between the Company, on the one hand, and Parent or SpinCo, on the other hand.
(c) In connection with any matter contemplated by this Section 4.5, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or other applicable privileges or immunities of any member of any Group.
(d) For the avoidance of doubt, the provisions of this Section 4.5 are in furtherance of the provisions of Section 4.1 and Section 4.2 and shall not be deemed to limit the Parties’ rights and obligations under Section 4.1 and Section 4.2.
Section 4.6 Technology Transfer. Prior to the Distribution Time, the Company and Parent shall work together in good faith to determine procedures (the “Technology Transfer Procedures”) for the delivery to SpinCo of any SpinCo Technology not at the SpinCo Real Property or any Company Manufacturing Facility and to transfer the knowledge and know-how associated with such SpinCo Technology to SpinCo so as to permit SpinCo to use such SpinCo Technology in substantially the same manner as used by the Company as of the Distribution Date (subject to any limitations set forth herein or in the Transaction Documents, including in the Intellectual Property Cross License Agreement) following the Distribution Time (the “Technology Transfer”). Following the Distribution Time, the Company shall, and shall cause its Subsidiaries to, perform the Technology Transfer in accordance with Technology Transfer Procedures and subject to SpinCo’s cooperation.
Section 4.7 Counsel; Privileges; Legal Materials.
(a) In-house lawyers employed by the Company and its Subsidiaries prior to the Distribution Time (“Existing Company Counsel”) have provided legal services to and jointly represented the Company and its Subsidiaries, including members of the Company Group and the SpinCo Group. From and after the Distribution Time, the Existing Company Counsel will remain employees of one or more members of the Company Group and provide legal services to and represent only the Company Group (“Company Counsel”). From and after the Distribution Time, the Company Counsel will represent only the Company Group, and will, subject to rules of professional responsibility respecting obligations to former clients, owe a duty of loyalty and other professional obligations only to the Company Group. The Company and SpinCo have previously been jointly represented by the Existing Company Counsel in various legal matters of common interest. This joint representation included in its scope all matters prior to the Distribution Time in which a Party or another member of its Group was represented by any of the Existing Company Counsel.
(b) The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Books and Records or other information concerning general business matters related to the SpinCo Business and members of the SpinCo Group prior to the Distribution (excluding any Books and Records concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing) (collectively, “General SpinCo Business Information”) shall be subject to a joint privilege and protection between the Company, on the one hand, and the members of the SpinCo Group, on the other hand. The Company and the members of the SpinCo Group shall have equal right and obligation to assert such joint privilege and protection, and no such joint privilege or protection may be waived by (i) the Company without the prior written consent of SpinCo or (ii) by any member of the SpinCo Group without the prior written consent of the Company; provided, however, that any such privileged communications or attorney-work product, whether arising prior to or after the Distribution Date, with respect to any matter for which a Party has an indemnification obligation hereunder, shall be subject to the sole control of such Party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such communications or work product is in the possession of or under the control of such Party.
(c) The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Books and Records concerning any proposed sale, spin-off or other disposition of the SpinCo Business or the preparation, negotiation or execution of this Agreement, the Merger Agreement or any other Transaction Document or any other transaction including or regarding the SpinCo Business in lieu of any of the foregoing, shall in each case be retained and controlled only by the Company and may be waived only by the Company. SpinCo acknowledges and agrees, on behalf of itself and each member of the SpinCo Group, that (i) the foregoing attorney-client privilege, attorney work-product protection and expectation of client confidentiality shall not be controlled, owned, used, waived or claimed by any member of the SpinCo Group at any time after the Distribution Time; and (ii) in the event of a dispute between any member of the SpinCo Group and a third party or any other circumstance in which a third party requests or demands that any member of the SpinCo Group produce privileged materials or attorney work-product of any member of the Company Group (including the privileged communications and attorney work-product covered by this Section 4.7), SpinCo shall cause such member of the SpinCo Group to assert such privilege or protection on behalf of the applicable member of the Company Group to prevent disclosure of privileged communications or attorney work-product to such third party.
(d) The Parties agree that the Reorganization and Distribution shall not waive or affect any applicable privileges, including the attorney-client privilege, the attorney work product doctrine, the common interest privilege and the joint-client/joint representation privilege. No Party may waive any privilege that could be asserted under any applicable Law and in which the other Party has joint privilege, without the prior written consent of the other Party. If any dispute arises between the Company and SpinCo, or any members of their respective Groups, regarding whether joint privilege should be waived, each Party (i) shall negotiate with the other Party in good faith and (ii) shall endeavor to minimize any prejudice to the rights of the other Party. For the avoidance of doubt, each Party shall be permitted to withhold its consent to the waiver of a privilege for the purpose of protecting its own legitimate interests.
(e) Notwithstanding Section 4.7(b), the Parties acknowledge and agree that, as between the Company Group and the SpinCo Group (as constituted as of immediately before the Distribution) each of Wachtell, Lipton, Rosen & Katz, Freshfields Bruckhaus Deringer and Miller Johnson (collectively, “Existing Company Outside Counsel”) and Existing Company Counsel represented, for times prior to the Distribution, only the Company and not any member of the SpinCo Group. Notwithstanding Section 4.7(b), the Parties acknowledge and agree that (i) any advice given by or communications with Counsel prior to the Distribution shall not be subject to any joint privilege and shall be owned solely by the Company, (ii) any advice given by or communications with Counsel (to the extent (A) it relates to any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or (B) it concerns matters (other than general business matters) related to the SpinCo Business and members of the SpinCo Group prior to the Distribution) shall not be subject to any joint privilege and shall be owned solely by the Company, and (iii) no member of the SpinCo Group (as of immediately before the Distribution) has the status of a client of Counsel as a result of advice given by or communications with Counsel prior to the Distribution, for conflict of interest or any other purposes. The Company and SpinCo (for itself and on behalf of each member of the SpinCo Group and, after the Effective Time, Parent and each Subsidiary of Parent) hereby agree that, in the event that any dispute, or any other matter in which the interests of the Company, its Affiliates and its direct and indirect equityholders, on the one hand, and the SpinCo Group or, after the Effective Time, the Parent Group, on the other hand, are adverse, arises after the Effective Time between the SpinCo Group or, after the Effective Time, the Parent Group, on the one hand, and the Company, its Affiliates and its direct and indirect equityholders, on the other hand, the applicable Existing Company Outside Counsel may represent the Company, its Affiliates and its direct and indirect equityholders in such dispute, even though the interests of the Company, its Affiliates and its direct and indirect equityholders may be directly adverse to one or more members of the SpinCo Group or, after the Effective Time, the Parent Group, unless the applicable Existing Company Outside Counsel formerly represented one or more of members of the SpinCo Group in any matter substantially related to such dispute.

(f) In furtherance of the Parties’ agreement under this Section 4.7, the Company and SpinCo shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.
(g) The transfer of all Books and Records pursuant to this Agreement is made in reliance on the agreement of the Company and SpinCo set forth in this Section 4.7 and in Section 7.2 to maintain the confidentiality of privileged Books and Records and to assert and maintain all applicable privileges. The Parties agree that their respective rights to any access to Books and Records, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Books and Records between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.
ARTICLE V

RELEASES
Section 5.1 Release of Pre-Distribution Claims.
(a) Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement, any other Transaction Document or the Merger Agreement and (iii) for any matter for which any Party is entitled to indemnification or contribution pursuant to Article VI, effective as of the Distribution Time, SpinCo and Parent do hereby, in each case for itself and each other member of the SpinCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge the Company and the other members of the Company Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Company Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed, in each case, at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution, the SpinCo Financing Arrangements, the Merger and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SpinCo and each member of the SpinCo Group, and their respective Affiliates, successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SpinCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Company Released Persons from the Liabilities described in the first sentence of this Section 5.1(a).
(b) Except (i) as provided in Section 5.1(c), (ii) as may be otherwise expressly provided in this Agreement, any other Transaction Document or the Merger Agreement and (iii) for any matter for which any Party is entitled to indemnification or contribution pursuant to Article VI, effective as of the Distribution Time, the Company does hereby, for itself and each other member of the Company Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo, the respective members of the SpinCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “SpinCo Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed, in each case, at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that the Company and each member of the Company Group, and their respective Affiliates, successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, the Company hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SpinCo Released Persons from the Liabilities described in the first sentence of this Section 5.1(b).
(c) Nothing contained in Section 5.1(a) or Section 5.1(b) shall impair or otherwise impact any right of any Party, and as applicable, any member of such Party’s Group, to enforce this Agreement, any other Transaction Document, the Merger Agreement or any Contracts that are specified in Section 2.6(a), in each case in accordance with its terms. Nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:
(i) any Liability provided in or resulting from (A) any Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Company Group or the SpinCo Group that is specified in Section 2.6 as not terminating as of the Distribution Time or any other Liability specified in Section 2.6 as not terminating as of the Distribution Time;
(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, any other Transaction Document or the Merger Agreement;
(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time;
(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group;
(v) any Liability provided in or resulting from any Contract that is entered into after the Distribution Time between any Party (and/or a member of such Party’s Group), on the one hand, and the other Party (and/or a member of the other Party’s Group), on the other hand;
(vi) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article VI and, if applicable, the appropriate provisions of the other Transaction Documents or the Merger Agreement; or
(vii) any Liability the release of which would result in the release of any Person other than the Persons released pursuant to Section 5.1(a) and Section 5.1(b).
In addition, nothing contained in Section 5.1(a) shall release: (A) the Company from indemnifying any director, officer or employee of the SpinCo Group who was a director, officer or employee of the Company or any of its Affiliates at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Company Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI; and (B) SpinCo from indemnifying any director, officer or employee of the Company Group who was a director, officer or employee of the Company or any of its Affiliates at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is an Excluded Liability, the Company shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI.
(d) SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any member of the Company Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). The Company shall not make, and shall not permit any member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).
(e) It is the intent of each of the Company and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand, except as expressly set forth in Section 5.1(c). From and after the Distribution Time, each Party shall cause each member of its respective Group to execute and deliver releases reflecting such provisions at the request of the other Party.
ARTICLE VI

INDEMNIFICATION, GUARANTEES AND LITIGATION
Section 6.1 General Indemnification by SpinCo. SpinCo shall indemnify, defend and hold harmless each member of the Company Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnified Parties”), from and against any and all Liabilities of the Company Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “SpinCo Indemnification Obligations”):
(a) any SpinCo Liability;
(b) the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities, whether prior to, at or after the Distribution Time;
(c) except to the extent it relates to an Excluded Liability, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Company Group for the benefit of any member of the SpinCo Group that survives the Distribution Time;
(d) any breach by any member of the SpinCo Group of this Agreement or any of the other Transaction Documents after the Distribution Time (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement); and

(e) any Liabilities arising out of claims made by the securityholders or lenders of a Party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of Parent in writing prior to the Distribution Time in connection with the Financing or the Permanent Financing.
Section 6.2 General Indemnification by the Company. The Company shall indemnify, defend and hold harmless each member of the SpinCo Group and Parent (after the Distribution Time), each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnified Parties”), from and against any and all Liabilities of the SpinCo Indemnified Parties relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “Company Indemnification Obligations”):
(a) any Excluded Liability;
(b) the failure of the Company or any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether prior to, at or after the Distribution Time;
(c) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding by any member of the SpinCo Group for the benefit of any member of the Company Group that survives the Distribution Time;
(d) any breach by any member of the Company Group of this Agreement or any of the other Transaction Documents after the Distribution Time (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement);
(e) the reasonable costs and expenses incurred by the SpinCo Group directly arising from the SpinCo Group’s satisfaction in the ordinary course of business, consistent with past practice of the SpinCo Business prior to the Distribution Time, of the Post-Closing Performance Obligations, as reasonably set forth in writing to the Company; and
(f) Liabilities arising out of claims made by the securityholders or lenders of a Party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of the Company, SpinCo, or any of their Subsidiaries in writing prior to the Distribution Time in connection with the Financing or the Permanent Financing.
Section 6.3 Contribution. If the indemnification otherwise provided for in Section 6.1 or Section 6.2 with respect to Liabilities incurred under any securities Laws, is as a matter of applicable Law unavailable to or insufficient to hold harmless an Indemnified Party in respect of such Liabilities for which they would otherwise be indemnified hereunder, then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnified Party in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnified Party.
Section 6.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
(a) Any Liability subject to indemnification or contribution pursuant to this Article VI will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which the Company, or SpinCo, as applicable (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution under this Article VI (an “Indemnified Party”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Liability. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds in respect of such Liability, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.
(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of this Agreement. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds or other indemnification, contribution or similar payments to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article VI; provided that the Indemnified Party’s ability or inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations under this Agreement.
(c) Notwithstanding anything herein to the contrary, the Company shall not be required to indemnify any SpinCo Indemnified Party for any Liability pursuant to Section 6.2 if and to the extent such Liability was reflected in the calculation of the Final Net Working Capital.
Section 6.5 Certain Matters Relating to Indemnification of Third-Party Claims.
(a) Notice of Third-Party Claim. If an Indemnified Party receives written notice that a Person that is not a member of the Company Group or the SpinCo Group has asserted any claim or commenced any Action (collectively, a “Third-Party Claim”) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 6.1 or Section 6.2, or any other Section of this Agreement or any other Transaction Document (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement), the Indemnified Party shall provide the Indemnifying Party written notice thereof as promptly as practicable (and no later than twenty (20) days) after becoming aware of the Third-Party Claim. Such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnified Party to provide notice in accordance with this Section 6.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to provide notice in accordance with this Section 6.5(a).
(b) Subrogation. To the extent an indemnification or contribution payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any right, defense or claim which such Indemnified Party may have relating to such Third-Party Claim. Subject to Section 6.9, such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
Section 6.6 Additional Matters.
(a) Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article VI shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for the amount of such payment (including where reasonably practicable an itemization of costs and expenses, attorney invoices and supporting documentation from other vendors in the form reviewed by the Indemnified Party, and any applicable orders, judgments or settlement agreements). The indemnity and contribution agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party or (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution under this Agreement.
(b) Any claim for indemnification under this Article VI other than in respect of a Third-Party Claim shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party; provided, that, the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party has been actually prejudiced. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility for such indemnification obligation. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such Indemnified Party pursuant to this Agreement and the other Transaction Documents (as applicable) (other than any Transaction

Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement), without prejudice to its continuing rights to pursue indemnification or contribution under this Agreement.
(c) The provisions of this Article VI (other than this Section 6.6(c)) shall not apply with respect to Taxes and Tax matters (it being understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement).
(d) Each Indemnified Party will (and will cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available in order to mitigate and minimize any Losses subject to indemnification pursuant to this Article VI promptly upon becoming aware of any event or circumstance that could reasonably be expected to constitute or give rise to such Losses.
Section 6.7 Exclusive Remedy. The indemnification provisions of this Article VI shall be the sole and exclusive remedy of an Indemnified Party for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than any Transaction Document that expressly contains indemnification, damages or remedy provisions, which Transaction Documents shall be subject to the indemnification, damages or remedy provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Affiliates, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person may have against the other Party and its Affiliates, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than any Transaction Document that expressly contains indemnification, damages or remedy provisions, which Transaction Documents shall be subject to the indemnification, damages or remedy provisions contained in such Transaction Document to the extent in conflict with the terms of this Agreement) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article VI. For the avoidance of doubt, the foregoing does not affect (a) a Party’s right to seek specific performance under this Agreement as provided in Section 9.10 or to seek resolution of any disputes regarding indemnification hereunder as provided in Article VIII, (b) a Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from Fraud and (c) any Transaction Document that expressly contains indemnification, damages or remedy provisions, which shall be subject to the indemnification, damages or remedy provisions contained therein and not this Article VI. For the avoidance of doubt, the provisions of this Section 6.7 are not intended to, and will not be deemed to, alter or supersede the indemnification, damages or remedy provisions contained in any of the Transition Services Agreement, the Transition Contract Manufacturing Agreement or the Transition Distribution Services Agreement.
Section 6.8 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnified Parties under this Article VI shall survive the sale or other transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.
Section 6.9 Management of Actions. This Section 6.9 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Company Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 6.9.
(a) Management of SpinCo Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of any Actions that constitute only SpinCo Liabilities, SpinCo Assets or Separately Conveyed Assets (“SpinCo Controlled Actions”). If an Action that constitutes solely a SpinCo Liability, a SpinCo Asset or a Separately Conveyed Asset is commenced after the Distribution Time naming a member of the Company Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Company Group to be removed as a party to such Action. Neither the Company, on the one hand, or SpinCo or Parent, on the other hand, shall add the other to any Action pending as of the Distribution Time without the prior written consent of such other Party.
(b) Management of Company Controlled Actions. From and after the Distribution Time, the Company Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 6.9(b) and (ii) any other Actions that constitute only Excluded Liabilities or Excluded Assets (“Company Controlled Actions”).

If an Action that constitutes solely an Excluded Liability or an Excluded Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then the Company shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action.
(c) Management of Actions Naming Both SpinCo and the Company. From and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Company Group is named in an Action that is neither a SpinCo Controlled Action nor a Company Controlled Action (a “Separate Action”), each of SpinCo and the Company shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and the Company shall consult in good faith with each other regarding the management of the defense of each Separate Action.
(d) Management of Mixed Actions. From and after the Distribution Time, any Action that constitutes both a SpinCo Liability, a SpinCo Asset or a Separately Conveyed Asset, on the one hand, and an Excluded Liability or an Excluded Asset, on the other hand and that do not constitute a SpinCo Controlled Action, Company Controlled Action or a Separate Action (clauses (i) and (ii), “Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article VI), as determined in good faith by the Company and SpinCo; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party. The Company and SpinCo shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for the Company and SpinCo and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Company and SpinCo may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Company and SpinCo) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Company and SpinCo shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability and an Excluded Liability) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Separately Conveyed Asset, on the one hand, and an Excluded Asset, on the other hand). In any Mixed Action, each of the Company and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Company Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (A) if a judgment is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Company Business and the SpinCo Business; and (B) if a recovery is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.
(e) Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

Section 6.10 Settlement of Actions. No Party managing an Action pursuant to Section 6.9 shall settle or compromise such Action (other than the Company with respect to Company Controlled Actions and SpinCo with respect to SpinCo Controlled Actions) without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party, such managing Party may nevertheless settle such Action without such consent, unless such settlement or compromise would (i) result in any non-monetary remedy or relief being imposed upon any member of the other Party’s Group or (ii) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other Party’s Group or any of its Affiliates. No settlement or compromise in respect of any Action shall be made or consented to by any Party not managing an Action pursuant to Section 6.9 without the express written consent of the Party managing such Action.
Section 6.11 Limitation on Certain Damages. Notwithstanding anything to the contrary in this Agreement, and except to the extent such Losses are found by a court of competent jurisdiction to be owned to an unaffiliated third party in connection with a Third-Party Claim, no Party nor its Affiliates shall be liable under this Agreement or any other Transaction Document (except as expressly provided in any such other Transaction Document) to the other Party for any Losses that are punitive, incidental, consequential, special, indirect, exemplary, remote, speculative or similar damages (including loss of future profits, revenue or income, loss of business reputation or opportunity, diminution in value and any damages based on any type of multiple), whether or not advised of the possibility of such damages and whether or not such damages are reasonably foreseeable. For the avoidance of doubt, the provisions of this Section 6.11 do not apply to the Transition Services Agreement, the Transition Contract Manufacturing Agreement or the Transition Distribution Services Agreement, each of which shall be subject to the indemnification, damages and remedies provisions contained therein.
ARTICLE VII

OTHER AGREEMENTS
Section 7.1 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties will cooperate with each other and use (and will cause their respective Subsidiaries to use) commercially reasonable efforts, prior to, at and following the Distribution Time, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things, reasonably necessary on its part under applicable Law or Contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.
Section 7.2 Confidentiality.
(a) From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, the Company shall not, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives, including attorneys, advisors and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose to any Person, other than Representatives of the Company or its Affiliates who reasonably need to know such information in providing services to any member of the Company Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any SpinCo Confidential Information. If any disclosures are made in connection with providing services to any member of the Company Group under this Agreement, any other Transaction Document or the Merger Agreement, then the SpinCo Confidential Information so disclosed shall be used only as required to perform the services. The Company shall use the same degree of care to prevent the unauthorized use or disclosure of the SpinCo Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Books and Records to the extent relating to the SpinCo Business, furnished to or otherwise in the possession of any member of the Company Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and the portion of any notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Company, any member of the Company Group or their respective officers, directors and Affiliates, to the extent they contain or otherwise reflect such Books and Records, is hereinafter referred to as “SpinCo Confidential Information.” SpinCo Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Books and Records or other information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Company Group not otherwise permissible under this Agreement, (ii) becomes available to the Company after the Distribution Time from a source other than SpinCo or its Affiliates, provided that such source was not known by the Company to be bound by a contractual, legal or fiduciary obligation of confidentiality to SpinCo or any member of the SpinCo Group with respect to such Books and Records or other information, or (iii) is developed independently by a member of the Company Group without use or reference to the SpinCo Confidential Information.
(b) From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, SpinCo shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, disclose to any Person, other than Representatives of SpinCo or its Affiliates who reasonably need to know such information in providing services to any member of the SpinCo Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any Company Confidential Information. If any disclosures are made in connection with providing services to any member of the SpinCo Group under this Agreement, any other Transaction Document or the Merger Agreement, then the Company Confidential Information so disclosed shall be used only as required to perform the services. SpinCo shall use the same degree of care to prevent the unauthorized use or disclosure of the Company Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. For purposes of this Section 7.2(a), any Books and Records to the extent relating to the Company Business, furnished to or otherwise in the possession of any member of the SpinCo Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by SpinCo, any member of the SpinCo Group or their respective officers, directors and Affiliates, to the extent they contain or otherwise reflect such Books and Records, is hereinafter referred to as “Company Confidential Information.” Company Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Books and Records that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the SpinCo Group not otherwise permissible under this Agreement, (ii) becomes available to SpinCo after the Distribution Time from a source other than the Company or its Affiliates; provided that such source was not known by SpinCo to be bound by a contractual, legal or fiduciary obligation of confidentiality to the Company or any member of the Company Group with respect to such Books and Records, or (iii) is developed independently by a member of the SpinCo Group without use or reference to the Company Confidential Information.
(c) If a member of the Company Group, on the one hand, or a member of the SpinCo Group, on the other hand, is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or applicable Law to disclose or provide any SpinCo Confidential Information or Company Confidential Information (other than with respect to any such Books and Records furnished pursuant to the provisions of Article IV), as applicable, the Person receiving such request or demand shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand shall take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any SpinCo Confidential Information or Company Confidential Information, as the case may be, to the extent required by such Governmental Authority or applicable Law (as so advised by counsel).
(d) Notwithstanding anything in this Section 7.2, to the extent that the treatment, maintenance, use, non-use, license, disclosure or non-disclosure of any SpinCo Confidential Information or Company Confidential Information is expressly addressed in any Transaction Document, the applicable terms of such Transaction Document will control in such situations. Each Party further acknowledges and agrees that, notwithstanding anything in this Section 7.2 to the contrary, (i) Representatives of the Company and its Subsidiaries may retain certain residual knowledge of the SpinCo Confidential Information, and (ii) Transferred Employees and contractors may retain certain residual knowledge of the Company Confidential Information, in each case that are or may be indistinguishable from generalized industry knowledge and, accordingly, each Party acknowledges and agrees that nothing herein shall prohibit any

Party (or its Affiliates) from using or otherwise exploiting for its own benefit or for the benefit of any third Person such residual knowledge; provided, that (1) such residual knowledge has been retained solely in the unaided memory of such Representatives or Transferred Employees or contractors (in each case, without intentional memorization) in intangible form and without use, copying or reference to any documented or tangible copies of SpinCo Confidential Information or Company Confidential Information, as applicable, (2) the foregoing will not be deemed in any event to provide any right for any member of the Company Group to infringe any SpinCo Intellectual Property or any rights of any third parties that have licensed or provided materials to the SpinCo Business, or otherwise to grant any license with respect to any SpinCo Intellectual Property (which rights shall be solely contained in the Intellectual Property Cross-License Agreement), (3) the foregoing will not be deemed in any event to provide SpinCo with any right to infringe any Intellectual Property Rights of the Company or any rights of any third parties that have licensed or provided material to the Company, or otherwise to grant any license with respect to any Intellectual Property Rights of the Company, and (4) other than as expressly set forth in any Transaction Document, any use of such residual knowledge is on an “as is, where is” basis, with all faults and all representations and warranties disclaimed and at the sole risk of such Representatives, the Company, SpinCo, Parent and each Parties’ Affiliates, as applicable.
Section 7.3 Insurance Matters. SpinCo and Parent acknowledge that the Insurance Policies and insurance coverage maintained in favor of the SpinCo Business, the SpinCo Group, the SpinCo Assets and the Separately Conveyed Assets are part of the corporate insurance program maintained by the Company Group and its Affiliates (such policies, the “Corporate Policies”), and such coverage will not be available or transferred to the SpinCo Group. In furtherance and not in limitation of the foregoing, SpinCo and Parent agree, and agree to cause the other members of the SpinCo Group, not to bring any claim for recovery under any of the Corporate Policies, whether or not such Person may be so entitled in accordance with the terms of such Corporate Policies; provided that SpinCo, Parent and their Affiliates will reasonably cooperate with the Company (at the Company’s sole cost and expense) to bring any claim under any Corporate Policy to the extent reasonably requested by the Company, and to promptly pay under proceeds received in respect of any such claim to (or as directed by) the Company. It is understood that the Company shall be free at its discretion at any time from and after the Distribution Time to cancel or not renew any of the Corporate Policies.
Section 7.4 Separation Expenses. Except as otherwise expressly set forth herein, in any other Transaction Document or in the Merger Agreement, all fees and expenses incurred by the Parties, including in connection with the Reorganization, the Distribution and the other transactions contemplated by this Agreement, shall be borne by the Party that has incurred such fees and expenses.
Section 7.5 Transaction Documents. Effective on or prior to the Distribution Time, each of the Company and SpinCo will, or will cause the applicable members of its Group to, execute and deliver the Tax Matters Agreement, the Transition Contract Manufacturing Agreement, the Transition Distribution Services Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the Intellectual Property Cross-License Agreement, the Clean-Trace Agreement and the Real Estate License Agreement(s). To the extent that the provisions of any of the other Transaction Documents conflict with the provisions of this Agreement, the provisions of such other agreement or agreements shall govern with respect to the subject matter addressed thereby to the extent of such conflict or inconsistency. For illustrative purposes, the Parties intend that (a) to the extent set forth in the Employee Matters Agreement and unless otherwise provided therein, any representations, warranties, covenants or agreements (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) between the Parties with respect to employment matters or matters relating to compensation and benefits shall be governed exclusively by the Employee Matters Agreement and (b) if there is a conflict between any provision of this Agreement and a provision in the Tax Matters Agreement in relation to a matter addressed by the Tax Matters Agreement, the provision of the Tax Matters Agreement shall control.
Section 7.6 Interest on Payments. Except as expressly provided to the contrary in this Agreement or in any other Transaction Document, any amount not paid when due pursuant to this Agreement shall accrue interest of 4.0% per annum, or, if less, the maximum interest rate allowable under applicable Law in the applicable jurisdiction, compounded quarterly. Notwithstanding the foregoing, at no time shall any Party be obligated pursuant to the foregoing sentence to pay interest at a rate exceeding the maximum interest rate allowable under applicable Law in any applicable jurisdiction. If, by the terms of such foregoing sentence, any Party would otherwise be obligated at any time to pay interest at a rate in excess of the such maximum interest rate in such applicable jurisdiction, the interest payable shall be recomputed and reduced to such maximum interest rate, and the portion of all prior interest payments exceeding such maximum rate shall be applied to payment of the underlying principal amount.
Section 7.7 Determination of Basis Amount. No later than five (5) Business Days before the Distribution, the Company will deliver its determination of the Basis Amount to Parent. Subject to the proviso in the definition of “Basis Amount,” such determination shall be final and binding upon the Parties.
Section 7.8 No Disposition of Garden UK. Prior to the Distribution Date and until (and including) the 30th day after the Distribution Date, Parent will not enter into any arrangements to (a) transfer or otherwise dispose of the legal or beneficial ownership of any equity interests of Garden UK or (b) transfer legal or beneficial ownership of any of the assets or business of Garden UK from Garden UK. For the avoidance of doubt references to transfers or disposals include transfers between or among Parent and its Subsidiaries and otherwise.
Section 7.9 Cooperation. Between the date hereof and the earlier of the Closing Date and valid termination of this Agreement, the Parties shall and shall cause their respective Affiliates to, at their own cost and expense, cooperate and work together in good faith to prepare and plan for the smooth and orderly transition of the SpinCo Business to Parent (including the provision and receipt of the Transition Services, Contract Manufacturing Services, and Transition Distribution Activities set forth in the Transaction Documents in accordance with the terms and conditions of the applicable forms of Transaction Documents); provided, for the avoidance of doubt, that neither Party shall be required to agree to any amendment, modification or other change to such forms of Transaction Documents (except to the extent that further modifications or changes to such forms of Transaction Documents are expressly contemplated to occur prior to Closing as described in the applicable forms of such Transaction Documents and the Exhibits, Annexes, Schedules and notes therein, including with respect to the Transition Services to be provided under the Transition Services Agreement) in connection with the cooperation process described in this Section 7.9. In furtherance of the foregoing, between the date hereof and the earlier of the Closing Date and the valid termination of this Agreement pursuant to Section 9.15, (a) the Parties will work together to evaluate and discuss the addition of services which would qualify as “Omitted Services” (as defined in the Transition Services Agreement) and, upon request by Parent, such services will be added as a Transition Service under the Transition Service Agreement, if such service would be eligible to be added as an Omitted Service under Section 2.2 of the Transition Services Agreement, in the same manner, and subject to the same terms and conditions, contemplated by Section 2.2 of the Transition Services Agreement, and (ii) in no event shall any Out-of-Scope Services be eligible to be added as a Transition Service), and (b) the Parties will ensure that appropriate Representatives of the Company or Parent and their respective Affiliates (as applicable) with sufficient knowledge and qualifications to prepare and plan for the transition of the operations of the SpinCo Business shall participate in transition service planning meetings (in-person or virtually) on a regular basis as reasonably agreed between the Company and Parent, to (i) discuss the overall status and plans for the transition of the SpinCo Business to Parent and the Transition Services, and the addition of services as described above, and (ii) discuss such other matters as may be reasonably agreed between Parent and the Company. The Parties agree that the Out-of-Scope Services listed on Annex B to the Transition Services Agreement as of the date hereof shall not be added to or expanded upon prior to the Closing Date.
ARTICLE VIII

DISPUTE RESOLUTION PROCEDURES
Section 8.1 Disputes. Except as otherwise specifically provided in any Transaction Document and subject to Section 9.10, the procedures for discussion, negotiation and mediation set forth in this Article VIII shall apply to all disputes, controversies or claims (whether arising in contract, tort or otherwise) arising out of, relating to or in connection with this Agreement or any Transaction Document, or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby on or prior to the Distribution Time, including the Contribution (but not including the Merger Agreement or the Merger)), or the commercial or economic relationship of the Parties relating hereto or thereto, between or among any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand (any such dispute, controversies, or claims, a “Dispute”). Any indemnification, limitations on remedies, and limitations on liabilities expressly set forth in the Merger Agreement or any Transaction Document shall be governed by such express provisions therein and not by this Article VIII.
Section 8.2 Escalation; Mediation.
(a) It is the intent of the Parties to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any Party involved in a Dispute with respect to such matters (except as otherwise specifically provided in any Transaction Document) may deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the Parties at a senior level of management of the Parties (or if the Parties agree, of the appropriate strategic business unit or division within such entity), and which initial representatives shall be Group President, Health Care Business Group (Mojdeh Poul) and Senior Vice President, Corporate Development (Jerry Will) of the Company and President and CEO of Parent (John Adent). A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each Party involved in the Dispute (which copy shall state that it is an Escalation Notice pursuant to this Agreement). Any agenda, location or procedures for such discussions or negotiations between the Parties may be established by the Parties from time to time; provided, however, that the Parties shall use their commercially reasonable efforts to meet within thirty (30) days of the Escalation Notice.
(b) If the Parties are not able to resolve the Dispute through the escalation process set forth in Section 8.2(a) within thirty (30) days of the Escalation Notice for such Dispute or the Company, on the one hand, or SpinCo and Parent, on the other, reasonably concludes that the other Party is not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then each Party shall have the right to refer the Dispute to mediation by providing written notice to the other Party. If either Party refers the Dispute to mediation pursuant to the prior sentence, then the Parties shall retain a mediator to aid the Parties in their discussions and negotiations by informally providing advice to the Parties. Unless mutually agreed by the Parties in writing, any opinion expressed or delivered by the mediator shall be strictly advisory and shall not be binding on the Parties, nor shall any opinion expressed or delivered by the mediator be admissible in any other proceeding. The mediator may be chosen from a list of mediators previously selected by the Parties or by other agreement of the Parties. If a mediator cannot be agreed upon by the Parties within ten (10) days of a Party providing written notice of mediation pursuant to the first sentence of this Section 8.2(b), then each of the Company and SpinCo shall nominate a mediator, and those two (2) mediators will select a third (3rd) mediator who shall act as the mediator for such Dispute. Costs of the mediation shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses. Mediation shall be a prerequisite to the commencement of any action by a Party; provided that no Party shall be required to engage in more than 90 days of mediation prior to commencing an Action.
Section 8.3 Court Actions. In the event that any Party, after complying with the provisions set forth in Section 8.2, desires to commence an Action, such Party, subject to Section 9.3 and Section 9.11, may submit the Dispute (or such series of related Disputes) to any court of competent jurisdiction as set forth in Section 9.3.
Section 8.4 Conduct during Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause their respective members of their Group to, continue to honor all covenants and agreements under this Agreement and each Transaction Document in accordance with the terms thereof during the course of dispute resolution pursuant to the provisions of this Article VIII, unless such covenants or agreements are the specific subject of the Dispute at issue.

ARTICLE IX

MISCELLANEOUS
Section 9.1 Corporate Power; Facsimile Signatures.
(a) The Company represents on behalf of itself and on behalf of other members of the Company Group, SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, and Parent represents on behalf of itself and on behalf of its Subsidiaries, as follows:
(i) each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and each other Transaction Document to which it is a Party and to consummate the transactions contemplated hereby and thereby; and
(ii) this Agreement and each Transaction Document to which it is a Party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.
(b) Each Party acknowledges that it and each other Party is executing certain of the Transaction Documents by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Document (whether executed by manual, stamp or mechanical signature) by facsimile or by email in portable document format (.pdf) shall be effective as delivery of such executed counterpart of this Agreement or any other Transaction Document. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in .pdf) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Transaction Document to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.
Section 9.2 Survival of Covenants. Except as expressly set forth in this Agreement, any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any covenants and other agreements contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger and shall remain in full force and effect.
Section 9.3 Governing Law; Submission to Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), and, unless expressly provided therein, each other Transaction Document, shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Company and SpinCo, on behalf of itself and the members of its Group agrees that any Action related to this Agreement, unless expressly provided therein, each other Transaction Document, shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action contemplated by this Section 9.3; (ii) waives any objections which such party may now or hereafter have to the laying of venue of any Action contemplated by this Section 9.3 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 9.3 in any court other than the Chosen Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such party at their respective addresses provided in accordance with Section 9.4 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties agrees that a final judgment in any such Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.
Section 9.4 Notices. All notices, requests, claims, demands and other communications among the Parties under this Agreement and, unless otherwise provided therein, the other Transaction Documents shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.4):
If to the Company or, on or prior to the Distribution Date, to SpinCo, then to:

3M Company
3M Health Care Business Group
3M Center, Building 220-14E-13
St. Paul, MN 55144-1000
Attention:	Mojdeh Poul, Group President
Email:	mpoul@mmm.com

with a copy (which shall not constitute notice) to:

3M Company
3M Office of General Counsel
3M Center, Building 220-9E-02
St. Paul, MN 55144-1000
Attention:	Michael Dai, Assistant Secretary
Email:	dealnotices@mmm.com

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone:	(212) 403-1000
Attention:	Steven A. Rosenblum; Jenna E. Levine
E-mail:	SARosenblum@wlrk.com; JELevine@wlrk.com

If to Parent or, following the Distribution Date, to SpinCo, then to:

Neogen Corporation
620 Lesher Place
Lansing, MI 48912
Attention:	Amy Rocklin, Vice President and General Counsel
Email:	ARocklin@neogen.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone:	(212) 310-8000
Attention:	Michael J. Aiello; Eoghan P. Keenan
E-mail:	michael.aiello@weil.com; eoghan.keenan@weil.com
Section 9.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.
Section 9.6 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms; provided, that, following the Effective Time, Parent shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business and included in the SpinCo Assets, which information shall no longer be considered “Evaluation Material” for purposes thereof (provided further that the foregoing shall in no way diminish, eliminate or alter any obligation of Parent with respect to any other Evaluation Material).
Section 9.7 Amendment. No provision of this Agreement or any other Transaction Document (except as otherwise provided therein) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 9.8 Waivers of Default. A waiver by a Party of any default by another Party of any provision of this Agreement or any other Transaction Document shall not be deemed a waiver by the waiving Party of any subsequent or other default. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any other Transaction Document shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving, and provided, that, unless the Merger Agreement shall have been terminated in accordance with its terms, any waiver by SpinCo that is adverse in any material respect to Parent shall require the prior written consent of Parent.
Section 9.9 Assignment; No Third-Party Beneficiaries. This Agreement shall not be assigned by any Party without the prior written consent of the other Party, except that a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement. The provisions of this Agreement and the obligations and rights under this Agreement shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Except as provided in Article VI with respect to Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and members of their respective Groups and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 9.10 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document (except as otherwise provided therein), the party or parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of their rights under this

Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties. Nothing in this section is intended to limit or waive the aggrieved Party’s ability to pursue any other remedy to which it is entitled.
Section 9.11 Waiver of Jury Trial. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 9.11. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 9.11 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 9.12 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.
Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.
Section 9.14 Force Majeure. No Party (or any Person acting on its behalf) shall have any liability or responsibility for failure to fulfill any obligation (other than a payment obligation) under this Agreement or, unless otherwise expressly provided therein, any other Transaction Document, so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) notify the other Parties of the nature and extent of any such Force Majeure and (b) use due diligence to remove any such causes and resume performance under this Agreement or the applicable other Transaction Document as soon as feasible.
Section 9.15 Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. After the Distribution Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.
Section 9.16 Public Announcements. From and after the Distribution Time, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (in which case Parent or the Company, as applicable, will promptly notify the other of the plan to make such public statement and the Parties will use efforts reasonable under the circumstances to cause a mutually agreeable release or announcement to be issued).
Section 9.17 Rules of Construction. Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Article,” “Section,” “paragraph,” “clause,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules of this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) provisions shall apply, when appropriate, to successive events and transactions; (i) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) the Company, SpinCo and Parent have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening a Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts of this Agreement; and (k) a reference to any Person includes such Person’s successors and permitted assigns.
Section 9.18 Performance. The Company will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Company Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Parent will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by Parent or any Subsidiary of Parent (including, from and after the Effective Time, the members of the SpinCo Group). Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 9.18 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.
3M COMPANY

By:	/s/ Mojdeh Poul
	Name:	Mojdeh Poul
	Title:	Group President, 3M Health Care

GARDEN SPINCO CORPORATION

By:	/s/ Jerry Will
	Name:	Jerry Will
	Title:	Vice President

NEOGEN CORPORATION

By:	/s/ John Adent
	Name:	John Adent
	Title:	President and CEO
[Signature Page to Separation and Distribution Agreement]

Annex C

Execution Version
ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 13, 2021, is entered into by and between 3M Company, a Delaware corporation (“Seller”), and Neogen Corporation, a Michigan corporation (“Buyer” and, together with Seller, the “Parties”).
RECITALS
WHEREAS, pursuant to a Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), by and among Seller, Garden SpinCo Corporation, a Delaware corporation (“SpinCo”) and Buyer, and an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Seller, SpinCo, Buyer and Nova RMT Sub, Inc., a Delaware corporation, the parties have agreed that Seller will separate, and Buyer will acquire from Seller, the SpinCo Business;
WHEREAS, it is contemplated that certain assets and liabilities of the SpinCo Business will not be transferred, assigned or conveyed to SpinCo pursuant to the Separation Agreement, but will instead be sold, transferred, assigned and conveyed by certain Subsidiaries of Seller to certain Subsidiaries of Buyer in exchange for cash; and
WHEREAS, accordingly, Seller wishes to cause certain of its Subsidiaries to sell, transfer, assign and convey to designated Subsidiaries of Buyer, and Buyer wishes to cause its designated Subsidiaries to purchase and assume, the Transferred Assets and Transferred Liabilities, upon the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants, terms and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Separation Agreement (and, if not defined in the Separation Agreement, such terms shall have the meanings ascribed to them in the Merger Agreement). As used in this Agreement, the following terms have the respective meanings set forth below:
(a) “Transferred Assets” means, in each case to the extent existing and owned or held immediately prior to the Closing by a Local Seller, the Local Sellers’ right, title and interest in, to and under the following Assets, but in each case excluding any SpinCo Assets, Excluded Assets and other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes).
(i) (A) the Inventory located at the SpinCo Real Property and (B) the finished goods Inventory used or held for use primarily in connection with the SpinCo Business located inside the United States (clauses (A) and (B) together, the “Transferred Inventory”);
(ii) (A) any Contract (other than any Shared Contract and any Contract that is an Excluded Asset) to which a Local Seller is a party, in each case that relates exclusively to or is used exclusively in connection with the SpinCo Business and (B) any Shared Contract to which the counterparty is a direct customer, distributor or supplier of the SpinCo Business and that relates primarily to or is used primarily in connection with the SpinCo Business (collectively, the “Transferred Contracts”);
(iii) all Permits owned, held or licensed by a Local Seller that are (a) related primarily to the SpinCo Business or (B) related primarily to the operations at the SpinCo Real Property (collectively, the “Transferred Permits”); provided that any Permits shall be deemed to be Excluded Assets to the extent the transfer of any such Permits to Buyer in connection with the transactions contemplated by this Agreement is not permitted by applicable Law or the terms of such Permit (subject to Section 3.1);

(iv) except as listed in Schedule 1.1(a)(iv), the Tangible and Personal Property that is (A) located at the SpinCo Real Property, (B) located at any Company Manufacturing Facility, other than the SpinCo Real Property, and primarily used or held for use in the SpinCo Business, other than any part that is installed on any equipment, fixture, furniture, furnishing or machinery that cannot be transferred from the Company Manufacturing Facility without unreasonable burden or expense (unless Buyer agrees to bear such burden or expense) or because it is technically infeasible, or (C) located at any Company Lab Facility and primarily used or held for use in connection with the SpinCo Business (clauses (A) through (C) collectively, the “Transferred Tangible and Personal Property”);
(v) (A) the Registered IP, including the Patents, Trademarks and Internet Properties set forth in Schedule 1.1(a)(v), and (B) except as listed in Schedule 2.2(b)(xi) of the Separation Agreement and the Company Trademarks, the Intellectual Property Rights, whether or not registered, in each case of clauses (A) and (B), owned by any Local Seller that are primarily used or held for use in the operation of the SpinCo Business as of immediately prior to the Distribution Time, (C) the SpinCo Trademarks, and (D) the Intellectual Property Rights, whether or not registered, owned by the Company or any of its Subsidiaries that are embodied in the Clean-Trace™ Software, in each case of clauses (A) through (D), all causes of action or other rights that may be asserted under any of the foregoing, including rights to seek and recover all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Closing Date), including for the infringement, misappropriation or violation of any of the foregoing and the goodwill appurtenant to or associated with the Trademarks included in the foregoing (clauses (A) through (D), collectively, the “Transferred Intellectual Property”);
(vi) (A) any Technology with respect to which the Intellectual Property Rights therein are owned by any Local Seller immediately prior to the Closing to the extent that such Technology is (x) used primarily in or necessary to the operation of the SpinCo Business as of immediately prior to the Distribution Time or (y) otherwise used in or necessary for operation of the SpinCo Business and capable of being copied (for example, Software and data) (the Technology in (y), the “Duplicated Technology”)), (B) the Clean-Trace™ Software, , and (C) the know-how or knowledge, including any know-how or knowledge of the SpinCo Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any IT Assets (which are separately addressed in Section 1.1(a)(vii) (clauses (A) through (C), collectively, the “Transferred Technology”);
(vii) the IT Assets used or held for use primarily by the SpinCo Business that are (A) owned by a Local Seller or (B) leased or licensed by a Local Seller under a Transferred Contract exclusively related to the SpinCo Business (collectively, the “Transferred IT Assets”); provided, that the Transferred IT Assets shall include Software loaded thereon or embedded therein only to the extent such Software is Transferred Technology or, if such Software is licensed by a third party to Seller or its Subsidiaries, only to the extent the applicable Contract has transferred to Buyer pursuant to the terms of this Agreement or Buyer otherwise independently has a license to or right to use such Software; and provided, further, that any hardware included in the Transferred IT Assets may be sanitized by Seller to remove the decryption of local hard drive(s), security and device management Software, local and domain certificates, user profiles, and active directory domain structure, in each case, in accordance with Seller’s standard procedures prior to the Distribution. Seller will remove all data stored on such hardware and will transfer any SpinCo Business Records in accordance with Schedule 4.1 of the Separation Agreement. Any Software (other than security and device management Software) previously installed on such hardware will remain installed on the hardware but will be unregistered to Seller. Seller acknowledges and agrees that Seller’s sanitization process is not intended to affect the functionality of the applicable Transferred IT Asset, provided that Buyer and Seller will be responsible for configuring the sanitized Transferred IT Asset, including any Software loaded thereon or embedded therein, to the specifications of Buyer’s information technology environment. Prior to initiation of the sanitization process, Buyer may record configuration parameters for any Software that Buyer is licensed to use. Seller and Buyer will cooperate in good faith regarding the sanitization process and agree on the timing of such process. Seller will use reasonable efforts to minimize the time required for Seller to complete Seller’s sanitization process;

(viii) any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other Transferred Asset (the “Transferred Prepaid Expenses”);
(ix) other than with respect to claims under any Insurance Policies, rights available to or being pursued by a Local Seller in connection with any Action or any other claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent primarily relating to the SpinCo Business, any Transferred Asset or any Transferred Liability (other than the Retained Claims);
(x) all Assets of the Local Sellers as of immediately prior to the Closing that are expressly provided by the Merger Agreement, this Agreement or any other Transaction Document (other than the Separation Agreement) as Assets to be transferred to Buyer or any other member of the Buyer Group; and
(xi) all other Assets of the Local Sellers as of immediately prior to the Closing that are primarily related to the SpinCo Business; provided that the intention of this clause (xi) is only to rectify any omission of the conveyance to Buyer of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a Transferred Asset. No Asset will be deemed to be a Transferred Asset solely as a result of this clause (xi) if it is within any category of Assets addressed by any other section of this Section 1.1 or by Section 2.2 of the Separation Agreement.
The Parties acknowledge and agree that a single Asset may fall within more than one of clauses (i) through (xi) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.
(b) “Excluded Assets” means all of the Assets of the Local Sellers other than the Transferred Assets and with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes). Notwithstanding anything in this Agreement to the contrary other than the preceding sentence, the Excluded Assets include the following:
(i) all equity securities or shares of capital stock;
(ii) all accounts receivable as of the Closing;
(iii) all cash, cash equivalents and marketable securities, including all checks, drafts and wires deposited for the account of a Local Seller that have not been credited by the receiving bank;
(iv) all Inventory other than the Transferred Inventory;
(v) all Insurance Policies and all rights and claims thereunder;
(vi) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by a Local Seller, including the Company Manufacturing Facilities and Company Lab Facilities, and any equipment, fixtures, furniture, furnishings, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property located thereon, and any prepaid rent, security deposits and options to renew or purchase related thereto;
(vii) all Permits other than the Transferred Permits;
(viii) all Tangible and Personal Property, other than the Transferred Tangible and Personal Property;
(ix) all Contracts, other than the Transferred Contracts;
(x) all IT Assets other than the Transferred IT Assets;
(xi) all Intellectual Property other than the Transferred Intellectual Property, including as an Excluded Asset covered by this Section 1.1(b)(xi) the Company Trademarks and the Intellectual Property listed in Schedule 1.1(b)(xi);

(xii) (i) all Technology that is not Transferred Technology and (ii) copies of any Duplicated Technology that is used in or necessary for the operation of the Company Businesses, regardless of whether copies of such Duplicated Technology are also Transferred Technology;
(xiii) all Assets used or held for use by a Local Seller in connection with the provision of Overhead and Shared Services, including any proprietary tools and processes;
(xiv) all credit support from a Local Seller from which the SpinCo Business benefits;
(xv) all Books and Records, provided that Buyer shall be entitled to a copy of the SpinCo Business Records as provided in Section 4.1 of the Separation Agreement;
(xvi) all rights that accrue or shall accrue to Seller or any Subsidiary of Seller pursuant to this Agreement, the Merger Agreement or any Transaction Document;
(xvii) all prepaid expenses, credits, deposits, and advance payments other than the Transferred Prepaid Expenses;
(xviii) all rights to claims, defenses, causes of action, rights of recovery, rights of set-off, rights under warranties, rights to indemnities, rights to refunds, rights of recoupment, guarantees and all similar rights against third parties, in each case, to the extent relating to any other Excluded Asset or Excluded Liability;
(xix) (A) all attorney-client privilege and attorney work-product protection of a Local Seller arising as a result of legal counsel representing such Persons in connection with the sale of the SpinCo Business and the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Local Sellers or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by the Merger Agreement, this Agreement and the other Transaction Documents;
(xx) except as required by applicable Law, all of the assets of, all of the assets relating to, and all rights under, any employee benefit or welfare plan or any related Contract between any Person and a Local Seller or any of its Affiliates (including the employee benefit plans of the Local Sellers);
(xxi) all accounts, notes or loans payable recorded on the books of the Local Sellers for goods or services purchased by the SpinCo Business from the Local Sellers, or provided to the SpinCo Business by the Local Sellers, or advances (cash or otherwise) or any other extensions of credit to the SpinCo Business from the Local Sellers, whether current or non-current;
(xxii) all Insurance Proceeds which a Local Seller has a right to receive, unless such proceeds are reflected in the SpinCo Financial Information;
(xxiii) any claim, cause of action, defense, right of offset or counterclaim or settlement agreement (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent) to the extent relating to, arising out of or resulting from the Excluded Assets, Excluded Liabilities or the Company Business (“Retained Claims”);
(xxiv) Global Trade Item Numbers (GTINs); and
(xxv) except for those Assets expressly identified as Transferred Assets in clauses (i) through (xi) of the definition of “Transferred Assets”, all Assets of the Local Sellers, wherever located, whether tangible or intangible, real, personal or mixed.
(c) “Transferred Liabilities” means the following Liabilities (other than SpinCo Liabilities, Excluded Liabilities or with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes)), to the extent arising on or after the Distribution Time (except as set forth below), of the Local Sellers, or any of their respective predecessor companies or businesses:
(i) all Liabilities, to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including (w) the ownership or use of the Transferred

Assets or the SpinCo Assets and any Actions that relate to, arise out of or result from the operation or conduct of the SpinCo Business or ownership or use of the Transferred Assets or the SpinCo Assets, (x) all warranty, repair or return obligations, (y) alleged or actual hazards or defects in design, marketing, manufacture, materials, workmanship, provision or performance, including any failure to warn or alleged or actual breach of express or implied warranty or representation, and (z) the return or recall of any product of the SpinCo Business, in each case, relating to the period on or after the Distribution Time), subject to Section 1.1(d)(i));
(ii) all Liabilities arising out of or relating to any Transferred Contracts and relating to the period on or after the Distribution Time, including customer purchase orders, extended warranties or other customer Contracts for products or services of the SpinCo Business, or the Transferred Permits;
(iii) all Transfer Taxes as described in Section 3.7;
(iv) all Liabilities arising on or after the Distribution Time under or relating to any Transferred Intellectual Property, including the use thereof;
(v) all Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business or the Transferred Assets, or the conduct of the SpinCo Business, in each case, as of and after the Distribution Time; and
(vi) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the Separately Conveyed Assets or the Transferred Assets, in each case to the extent relating to the period on or after the Distribution Time, other than as specifically provided otherwise in any of the Transition Services Agreement, Transition Contract Manufacturing Agreement, or the Transition Distribution Services Agreement, and the Liabilities set forth in Section 1.1(d)(vi)).
The Parties acknowledge and agree that a single Liability may fall within more than one of clauses (i) through (vi) above; such fact does not imply that (a) such Liability shall be transferred more than once or (b) any duplication of such Liability is required.
(d) “Excluded Liabilities” means the following Liabilities of the Local Sellers, or any of their respective predecessor companies or businesses, including, to the extent consistent with the foregoing, other than with respect to Taxes (which are governed exclusively by the Tax Matters Agreement, except to the extent set forth herein with respect to Transfer Taxes), the following:
(i) all Liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business (including the ownership or use of the Transferred Assets or the SpinCo Assets and any Actions to the extent relating to, arising out of or resulting from the operation or conduct of the SpinCo Business or ownership or operation of the SpinCo Assets or the Transferred Assets), in each case relating to the period prior to the Distribution Time (provided that the Post Closing Performance Obligations shall be Transferred Liabilities, subject to Section 6.2(e) of the Separation Agreement);
(ii) all accounts payable as of the Closing;
(iii) all Liabilities of the Local Sellers to the extent related to any Excluded Assets or any Company Business (other than any Liabilities for which Buyer or any of its Affiliates expressly has responsibility pursuant to the terms of the Merger Agreement, this Agreement or any other Transaction Document, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets or Company Business between the Buyer or any of its Subsidiaries, on the one hand, Seller or any of its Subsidiaries, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);

(iv) any Liability to the extent arising out of the presence or release of any Hazardous Substance at, on, under or from any facility or property where the SpinCo Business was operated prior to the Distribution Time, to the extent relating to the period prior to the Distribution Time, and all other Environmental Liabilities, to the extent relating to, arising out of or resulting from the ownership or operation of the SpinCo Business, the SpinCo Assets or the Transferred Assets, or the conduct of the SpinCo Business, in each case prior to the Distribution Time; and any and all Environmental Liabilities to the extent arising out of the Excluded Assets; and
(v) all Liabilities relating to, arising out of or resulting from any Action with respect to the SpinCo Business, the SpinCo Assets or the Transferred Liabilities, in each case to the extent relating to the period prior to the Distribution Time.
ARTICLE 2
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES
Section 2.1 Transferred Assets. Seller shall cause its Subsidiaries to be designated consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan (each, a “Local Seller”) to, sell, transfer, convey and assign the Transferred Assets and Transferred Liabilities to one or more designees of Buyer identified pursuant to Section 2.3 (each, a “Local Buyer”), which Local Sellers and Local Buyers shall be designated by Seller and Buyer, respectively, to convey and accept the Transferred Assets and Transferred Liabilities in each applicable jurisdiction consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan. Notwithstanding anything to the contrary herein, no SpinCo Assets assigned, conveyed or transferred pursuant to the Separation Agreement shall be sold, assigned, conveyed or transferred hereunder. This Agreement shall only implement the sale, assignment, conveyance or transfer of the Transferred Assets, which form a part of the Separately Conveyed Assets as set forth in the Separation Agreement.
Section 2.2 Transferred Liabilities. Buyer shall cause each Local Buyer to accept, assume and perform and discharge and fulfill, the Transferred Liabilities in accordance with their respective terms.
Section 2.3 Compliance with Separation Step Plan. As promptly as practicable after the date hereof, and in any event no later than thirty (30) Business Days prior to the Closing, Buyer and Seller shall work together in good faith to prepare and attach to this Agreement a schedule, in the form attached hereto as Exhibit A, setting forth the applicable Local Sellers and corresponding Local Buyers and Transferred Assets and Transferred Liabilities in each jurisdiction. The Parties agree that such schedule and the transactions under this Agreement shall be consistent with, and shall implement the transactions set forth in, the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan.
Section 2.4 Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the sale, transfer, conveyance and assignment of the Transferred Assets pursuant to Section 2.1, at the Closing, (a) the applicable Local Buyer shall assume, and agrees to perform, discharge and fulfill in accordance with their respective terms, the Transferred Liabilities, and (b) Buyer shall pay, or cause to be paid, as an agent on behalf of each Local Buyer in an amount consistent with the Final Allocation, to Seller, as an agent on behalf of each Local Seller in an amount consistent with the Final Allocation, an aggregate amount in cash equal to $181,618,400 to an account or accounts designated in writing by the Seller at least two (2) Business Days prior to the Closing Date; provided that, if required by local law in any Local Seller’s jurisdiction of organization or formation or otherwise desirable for local tax or regulatory purposes, payment for the applicable Transferred Assets will be effected by a separate payment to such Local Seller or its designee in an amount consistent with the Final Allocation (each, a “Local Wire”), and the Purchase Price shall be reduced correspondingly by the aggregate amount of any such Local Wire(s).

Section 2.5 Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby will take place immediately following the Effective Time on the Closing Date (the “Closing”); provided the respective obligations of each Party to effect the Closing shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Seller and Buyer) at or prior to the Closing of the following conditions:
(a) the Reorganization and the Distribution and the other transactions contemplated by the Separation Agreement to occur prior to the Distribution shall have been consummated in accordance with the Separation Agreement in all material respects;
(b) the Merger and shall have been consummated; and
(c) no Governmental Authority of competent jurisdiction shall have enacted, issued or granted any Law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby.
Section 2.6 Termination.
(a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing by mutual written agreement of Buyer and Seller.
(b) This Agreement shall automatically terminate upon the termination of either the Separation Agreement or the Merger Agreement in accordance with its terms.
(c) In the event of termination of this Agreement pursuant to Section 2.6(a) or 2.6(b), this Agreement shall become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from willful and material breach of this Agreement; provided, further, that this Section 2.6(c) and Section 4.4 shall survive any termination of this Agreement.
Section 2.7 Works Council Matters.
(a) Seller and Buyer acknowledge that, under French labor Laws, Belgian labor Laws and Dutch labor Laws, respectively, one or more works councils of Seller and/or one or more of its Subsidiaries that own French Transferred Assets, Belgian Transferred Assets or Dutch Transferred Assets or conduct the French SpinCo Business, Belgian SpinCo Business or Dutch SpinCo Business, as applicable, will need to be informed and consulted with respect to the offer made by Buyer (or its designated Subsidiaries) to (i) acquire the Transferred Assets that are owned by 3M France S.A.S. (“French Seller”, and such assets, the “French Transferred Assets”), 3M Belgium BVBA / SPRL (“Belgian Seller”, and such assets, the “Belgian Transferred Assets”) or 3M Nederland B.V. (“Dutch Seller”, and such assets, “Dutch Transferred Assets”) and acquire the SpinCo Business conducted by French Seller (the “French SpinCo Business”), Belgian Seller (the “Belgian SpinCo Business”) or Dutch Seller (the “Dutch SpinCo Business”), as applicable and (ii) assume the Transferred Liabilities of French Seller (the “French Transferred Liabilities”), Belgian Seller (the “Belgian Transferred Liabilities”) or Dutch Seller (the “Dutch Transferred Liabilities”), as applicable. Notwithstanding anything to the contrary in this Agreement, unless and until Seller (or its relevant Subsidiaries) has executed and delivered to Buyer the applicable Acceptance Notice, the French Transferred Assets and the French Transferred Liabilities, the Belgian Transferred Assets and the Belgian Transferred Liabilities and the Dutch Transferred Assets and the Dutch Transferred Liabilities, as applicable, will not be considered to constitute part of the Transferred Assets or Transferred Liabilities, respectively. It is understood that in entering into this Agreement, French Seller, Belgian Seller and Dutch Seller in each case is not in any regard bound to accept the applicable Local Buyer’s irrevocable offer as set out in the French Offer Letter, Belgian Offer Letter or Dutch Offer Letter, respectively. Notwithstanding anything to the contrary in the French Offer Letter, the Belgian Offer Letter or the Dutch Offer Letter, to the extent that the French Closing, the Belgian Closing or the Dutch Closing occurs following the Closing Date, the French Purchase Price, the Belgian Purchase Price or the Dutch Purchase Price, as applicable, shall be deemed to have been paid and satisfied in full by payment of the Purchase Price in connection with the Closing.
(b) On the terms and conditions set forth in the offer letter attached as Exhibit B hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the purchase price specified therein (the “French Purchase Price”), Buyer has irrevocably offered to acquire the French

Transferred Assets and assume the French Transferred Liabilities upon the acceptance of the French Offer by French Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the French Offer by French Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the French Offer Letter, this Agreement shall apply fully to the French Transferred Assets and the French Transferred Liabilities.
(c) On the terms and conditions set forth in the offer letter attached as Exhibit C hereto (the “Belgian Offer Letter” and the offer set forth therein, the “Belgian Offer”), including the purchase price specified therein (the “Belgian Purchase Price”), Buyer has irrevocably offered to acquire the Belgian Transferred Assets and assume the Belgian Transferred Liabilities upon the acceptance of the Belgian Offer by Belgian Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the Belgian Offer by Belgian Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the Belgian Offer Letter, this Agreement shall apply fully to the Belgian Transferred Assets and the Belgian Transferred Liabilities.
(d) On the terms and conditions set forth in the offer letter attached as Exhibit D hereto (the “Dutch Offer Letter” and the offer set forth therein, the “Dutch Offer”), including the purchase price specified therein (the “Dutch Purchase Price”), Buyer has irrevocably offered to acquire the Dutch Transferred Assets and assume the Dutch Transferred Liabilities upon the acceptance of the Dutch Offer by Dutch Seller as if they were part of the definitions of Transferred Assets and Transferred Liabilities hereunder. Subject to acceptance of the Dutch Offer by Dutch Seller, and upon delivery to Buyer of the executed acceptance notice attached as Exhibit B to the Dutch Offer Letter, this Agreement shall apply fully to the Dutch Transferred Assets and the Dutch Transferred Liabilities.
(e) Each Party acknowledges and agrees that (i) the conditions to (x) the transfer of the French Transferred Assets or assumption of the French Transferred Liabilities set forth in the French Offer Letter, (y) the transfer of the Belgian Transferred Assets or assumption of the Belgian Transferred Liabilities set forth in the Belgian Offer Letter, or (z) the transfer of the Dutch Transferred Assets or assumption of the Dutch Transferred Liabilities set forth in the Dutch Offer Letter, in each case may be satisfied after the conditions to the Closing contained in this Agreement, the Reorganization and the Distribution contained in the Separation Agreement, and the conditions to the Merger contained in the Merger Agreement, have otherwise been satisfied (and that the fact that the conditions of the French Offer Letter, Belgian Offer Letter or Dutch Offer Letter have not been satisfied shall not serve to cause any condition to the Closing contained in this Agreement, the Reorganization or the Distribution contained in the Separation Agreement, or the conditions to the Merger contained in the Merger Agreement, to not be satisfied), (ii) in such case, the Reorganization, Distribution, the Merger and the Closing shall take place in accordance with their terms (but, in respect of the Closing, excluding the French Transferred Assets and French Transferred Liabilities, the Belgian Transferred Assets and Belgian Transferred Liabilities, or the Dutch Transferred Assets and the Dutch Transferred Liabilities, as applicable) and (iii) the French Closing, Dutch Closing and Belgian Closing shall occur, and the French Purchase Price, Belgian Purchase Price and Dutch Purchase Price shall be paid, in accordance with the terms of the applicable Offer Letter. The Parties further acknowledge and agree that all actions and documents relating to the transfer of (x) the French Transferred Assets and French Transferred Liabilities, (y) the Belgian Transferred Assets and Belgian Transferred Liabilities, and (z) the Dutch Transferred Assets and the Dutch Transferred Assets, respectively, shall, in each case, not be required to be taken or delivered at the Closing but only at the French Closing, Belgian Closing or Dutch Closing, respectively.
ARTICLE 3
OTHER COVENANTS AND AGREEMENTS
Section 3.1 Non-Transferred and Delayed Transferred Assets and Liabilities.
(a) Notwithstanding anything in this Agreement to the contrary, if (x) any Transferred Asset cannot be assigned or transferred to, or any Transferred Liability cannot be assumed by, Buyer or any of its Subsidiaries without an Approval or Notification or (y) any Excluded Asset cannot be assigned or transferred to, or any Excluded Liability cannot be assumed by Buyer or any of its Subsidiaries without an Approval or Notification, and in either case such Approval or Notification has not been obtained or made prior to the Closing, then, unless the Buyer and Seller shall mutually otherwise determine, such assignment, transfer or assumption shall automatically be deemed to be deferred, with any such purported transfer, assignment or assumption deemed null and void until such time as such Approvals are obtained or such Notifications are made. Notwithstanding the foregoing, any such Transferred Assets or Transferred Liabilities shall continue to constitute Transferred Assets and Transferred Liabilities, and any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities, for all other purposes of this Agreement. If the required Approval is subsequently obtained or such Notification is subsequently made, the relevant Asset will be automatically assigned and transferred to, or the relevant Liability will be automatically assumed by, Buyer or Seller, as applicable, or any Subsidiary designated by such Party without any further action required on the part of any Person, in accordance with the terms of this Agreement. In furtherance of any such assignment, transfer or assumption pursuant to this Section 3.1(a), and without any additional consideration therefor, each of Buyer and Seller shall execute and deliver, and cause their Affiliates to execute and deliver, such documents and instruments as may be reasonably necessary to effect and/or evidence such assignment, transfer or assumption, in each case to the extent reasonably requested by the other.
(b) Notwithstanding anything in this Agreement to the contrary, if it is reasonably necessary or appropriate to delay the transfer or assignment to Buyer or one or more of its Subsidiaries of any Transferred Asset until the applicable Transition Support Termination to allow Seller or any of its Subsidiaries to perform their respective obligations under, or to otherwise carry out the contemplated transactions and activities contemplated, by the Transition Services Agreement, the Transition Distribution Services Agreement, or the Transition Contract Manufacturing Agreement, as applicable (each such Transferred Asset, a “Delayed Transferred Asset”), such Delayed Transferred Asset shall not be transferred or assigned to Buyer or any of its Subsidiaries at or prior to the Closing. Upon the applicable Transition Support Termination, the relevant Delayed Transferred Asset shall be automatically assigned and transferred to Buyer or its designated Subsidiary without any further action required on the part of any Party and without any additional consideration, provided, however, if, upon the Transition Support Termination, such Delayed Transferred Asset cannot be assigned or transferred to Buyer or such Subsidiary without any Approval or Notification, the provisions of this Section 3.1 and Section 3.2 shall apply.
Section 3.2 Pass-Through Arrangements. To the extent that the assignment, transfer or conveyance of any Excluded Asset or Transferred Asset, or the assumption of any Excluded Liability or Transferred Liability, requires any Approvals or Notifications, (x) the Parties shall use their reasonable best efforts and cooperate in good faith to obtain or make such Approvals or Notifications, respectively, as soon as reasonably practicable and (y) each Party, at the reasonable request of Buyer or Seller, as applicable, shall use its reasonable best efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to assign (or, to the extent requested by Seller, novate) all obligations under Contracts and other obligations or Liabilities for which Buyer or any of its Subsidiaries are liable and that do not constitute Transferred Liabilities or for which Seller or any of its Subsidiaries are liable and that do not constitute Excluded Liabilities, so that, in any such case, such Party and their Subsidiaries will be solely responsible for the applicable Liabilities; provided, however, that except to the extent expressly provided in any of the other Transaction Documents, neither Seller nor Buyer or any of their respective Affiliates shall be obligated to (i) amend or modify any Contract (except as expressly set forth in the foregoing clause (y)), (ii) modify, relinquish, forbear or narrow any right, (iii) contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, (ii) incur any out of pocket cost or expense, or (iv) commence any Action, in each case in connection with the actions required by the foregoing clauses (x) and (y); provided, further, that the obligation to take any such action shall terminate on the date that is twelve (12) months after the Closing Date (or, solely with respect to any Delayed Transferred Asset, twelve (12) months after the applicable Transition Support Termination). If the Buyer or Seller is unable to obtain, or to cause to be obtained, any required Approval in connection with clause (y) of the preceding sentence, the Buyer and Seller will, to the extent permitted by applicable Law and the terms of the applicable Contract, use reasonable best efforts to enter into subcontracting or other arrangements, effective as of the Closing or as promptly as practicable thereafter, to provide to the Parties the economic and operational equivalent of the transfer (or novation) of such Contract to the appropriate Party and the performance by such Party of the obligations under such Contract as of the Closing. In furtherance of the foregoing, (i) the Party that is intended to be the counterparty to such Contract, as applicable, will, as agent or subcontractor for the other Party (or its Subsidiaries), pay, perform and discharge fully the Liabilities of the applicable Party or its Subsidiaries thereunder from and after the Closing in accordance with any such alternate arrangement and (ii) the Party that remains the legal counterparty to such Contract, as applicable, will, or will cause its applicable Subsidiary to, at the other Party’s expense, from and after the Closing hold in trust for and pay to the other Party promptly upon receipt thereof all income, proceeds and other consideration received by the legal counterparty (or the applicable Subsidiary) in connection with such alternate arrangement; provided that for purposes of this sentence, with respect to any Delayed Transferred Asset, references to the Closing in this sentence will refer instead to the applicable Transition Support Termination. The Party that is intended to be the counterparty to each such Contract shall indemnify the other Party and hold it harmless against any Liabilities arising from the agent or subcontractor relationship described in this paragraph. The Parties shall, and shall cause their Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income Tax purposes, treat any Transferred Asset, Transferred Liability, Excluded Asset or Excluded Liability transferred, assigned or assumed after the Closing pursuant to this Section 3.2 or Section 3.1 as having been so transferred, assigned or assumed at the time at which it was intended to have been so transferred, assigned or assumed as reflected in this Agreement (including the Separation Step Plan) and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).
Section 3.3 Shared Contracts. The Parties will use their commercially reasonable efforts for a period ending twelve (12) months after the Closing Date to separate any Shared Contracts that are Transferred Contracts (or take such other action as may be reasonably agreed between the Buyer and Seller) in order to provide for an appropriate allocation of the rights and obligations under such Contracts in line with the allocation of the Transferred Assets, Excluded Assets, Transferred Liabilities and Excluded Liabilities between the Parties.
Section 3.4 Wrong Pockets; Mail and Other Communications; Payments.
(a) After the Closing, if either Buyer, on the one hand, or Seller, on the other hand, or any of their respective Subsidiaries becomes aware that any of the Transferred Assets have not been transferred, assigned or conveyed to Buyer or any of its Subsidiaries or that any of the Excluded Assets have not been retained by or transferred, assigned or conveyed to the Seller or any of its Subsidiaries, it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Closing.
(b) After the Closing, each of the Buyer, Seller and their respective Subsidiaries may receive mail, packages, facsimiles, email and other communications properly belonging to the other (or the other’s Subsidiaries). Accordingly, each of Buyer, Seller and their respective Subsidiaries authorizes the Seller and its Subsidiaries, on the one hand, or Buyer and its Subsidiaries, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any of its Subsidiaries) or any of such other Party’s (or any of its Subsidiaries) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, email and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, email or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 3.4 are not intended to, and shall not be deemed to, constitute an authorization by any of the Seller, Buyer or any of their Subsidiaries to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, email or other communication or the information contained therein.
(c) Seller shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Buyer (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Seller or any of its Subsidiaries after the Closing to the extent that they constitute Transferred Assets.
(d) Buyer shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to Seller (or its designated Subsidiaries) any monies or checks that have been sent to or that are received by Buyer or any of its Subsidiaries to the extent that they constitute an Excluded Asset (and are otherwise an Excluded Asset pursuant to the Separation Agreement).

Section 3.5 Bulk Sales. Each of Buyer and Seller hereby waives compliance by each of their respective Subsidiaries with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the assignment, transfer or conveyance of any or all of the Excluded Assets to Seller and its Subsidiaries or the Transferred Assets to Buyer and its Subsidiaries.
Section 3.6 Purchase Price Allocation.
(a) For Tax purposes, and for purposes of this Section 3.6, Buyer and Seller agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Transferred Assets (and any other assets that, for U.S. income Tax purposes, are treated as assets purchased by the Local Buyers pursuant to this Agreement or other transfers of value in connection therewith) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other applicable Tax Law.
(b) No later than ninety(90) days after the date of this Agreement, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s proposed allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes among the Transferred Assets (and any other assets that, for U.S. income Tax purposes, are treated as assets purchased by the Local Buyers pursuant to this Agreement or other transfers of value in connection therewith) determined in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and any other applicable Tax Law (the “Seller’s Allocation”). If Buyer disagrees with the Seller’s Allocation, Buyer may, within thirty (30) days after delivery of the Seller’s Allocation, deliver a notice to Seller to such effect, specifying those items as to which Buyer disagrees and setting forth Buyer’s proposed allocation (the “Objection Notice”). During the thirty (30)-day period following delivery of an Objection Notice, Seller and Buyer shall cooperate in good faith to resolve any disputes in respect of the Seller’s Allocation. If, within thirty (30) days after delivery of such Objection Notice, the Parties are unable to resolve the objections set forth in the Objection Notice, then the Parties shall appoint a nationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. The Accounting Firm, if appointed, shall make determinations with respect to the disputed items based solely on representations made by Seller and Buyer, and not by independent review, and shall function only as an expert and not as an arbitrator. The Parties shall require the Accounting Firm to resolve all disputes submitted to it no later than thirty (30) days after such submission and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes submitted to it in a manner consistent with this Agreement except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determinations. The fees and expenses of the Accounting Firm shall be borne equally by the Parties.
(c) The allocation of the Purchase Price (and any other applicable items), as determined by Seller in the Seller’s Allocation if no Objection Notice is delivered, as agreed upon by the Parties or as finally determined by the Accounting Firm (the “Final Allocation”), will be conclusive, final and binding on Seller, Buyer and their respective Affiliates. The Final Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price and any such adjustment shall be allocated, consistent with this Section 3.6, to the Transferred Assets to which such adjustments are attributable (if any).
(d) Seller and Buyer shall (and shall cause their respective Affiliates to) (i) prepare and file all Tax Returns and reports in a manner consistent with the Final Allocation and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any applicable analogous provision of state, local or foreign Tax Law). In the event that the Final Allocation is disputed by any Governmental Authority, the Party receiving notice of such dispute shall promptly notify the other Party in writing of such notice of the dispute. In the event that the Final Allocation has not been determined prior to the Closing or the due date for any applicable Tax Return, the Parties shall treat the Seller’s Allocation as modified by any agreement between the Parties as the Final Allocation for purposes of Section 2.4 or such Tax Return, as applicable, and the Parties shall use commercially reasonable efforts to amend any applicable Tax Return to reflect the Final Allocation following its determination.

Section 3.7 Transfer Taxes. Buyer shall be responsible for and pay when due any sales, use, transfer (including real estate transfer), registration, documentary, conveyancing, franchise, stamp, value added, goods and services, or similar Taxes and related fees and costs imposed on or payable in connection purchase and sale of the Transferred Assets or the Transferred Liabilities (“Transfer Taxes”). Buyer and Seller shall cooperate to minimize any Transfer Taxes and in obtaining any credit, refund, or rebate of Transfer Taxes, or to apply an exemption or zero-rating for goods or services giving rise to any Transfer Taxes, including by filing any exemption or other similar forms or providing valid tax identification numbers or other relevant registration numbers, certificates, or other documents. For the avoidance of doubt, the Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.
ARTICLE 4
MISCELLANEOUS
Section 4.1 Relationship to other Transaction Documents. This Agreement in no way changes any right, obligation, claim or remedy under the Separation Agreement, Merger Agreement or any other Transaction Document. The Parties acknowledge and agree that no Party is making any representations or warranties or providing any indemnities under this Agreement.
Section 4.2 Local Acquisition Agreements. The transfer of each Transferred Asset and Transferred Liability in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect the sale, transfer, conveyance or assumption of any such Transferred Asset or Transferred Liability shall be effected pursuant to acquisition agreements in form and substance reasonably acceptable to the Parties and in compliance with such requirements of applicable Law (the “Local Acquisition Agreements”). The Parties agree that the Local Acquisition Agreements (a) shall only contain provisions necessary to satisfy the requirements of applicable Law to effect, and make enforceable vis-à-vis third parties, the transfer of the legal and beneficial title to the applicable Transferred Assets or Transferred Liabilities, as applicable, and (b) shall not have any effect on the rights and obligations of the Parties with respect to the transactions contemplated hereby, all of which shall be determined by this Agreement. To the extent there is a conflict between any of the provisions of this Agreement and any Local Acquisition Agreement, the Parties acknowledge and agree that, except to the extent expressly set forth in any such Local Acquisition Agreement, the provisions of this Agreement shall control and that, if necessary, the Parties shall, and shall cause their respective Affiliates to, deliver such additional instruments as may be necessary to accomplish the foregoing.
Section 4.3 Additional Counterparts. Prior to the Closing, consistent with the steps set forth under the headings “Foreign Asset Sale Steps – Category 2” and “Foreign Asset Sale Steps – Category 3” of the Separation Step Plan and Appendix C of the Separation Step Plan, the Parties shall cause certain of their respective Subsidiaries to execute counterparts to this Agreement and, by such execution, each such Subsidiary shall be a “Local Buyer” or “Local Seller” in respect of the Transferred Assets and Transferred Liabilities of its jurisdiction of formation.
Section 4.4 Other Provisions. Any and all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the transactions contemplated hereby are consummated, other than as set forth in this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Document. The provisions set forth in Sections 9.1(b), 9.3 through 9.14 and Section 9.17 of the Separation Agreement are hereby incorporated by reference into this Agreement, the terms of which shall apply to this Agreement, mutatis mutandis, as though set forth herein.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their authorized signatories.
3M COMPANY

By:	/s/ Mojdeh Poul
Name:	Mojdeh Poul
Title:	Group President, 3M Healthcare

NEOGEN CORPORATION

By:	/s/ John Adent
Name:	John Adent
Title:	President and CEO
[Signature Page to Asset Purchase Agreement]

Annex D
Execution Version

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 December 13, 2021
The Board of Directors
Neogen Corporation
620 Lesher Place
Lansing, MI 48912
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Neogen Corporation, a Michigan corporation (“Nova”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Merger Agreement”) by and among 3M Company, a Delaware corporation (“Viking”), Garden SpinCo Corporation, a Delaware corporation and wholly owned subsidiary of 3M Company (“SpinCo”), Nova RMT Sub Inc., a Delaware corporation and wholly owned subsidiary of Nova (“Merger Sub”), and Nova. All capitalized terms used but not defined herein have the meaning set forth in the Merger Agreement or the Separation and Distribution Agreement (as defined below).
Contemporaneously with the execution of the Merger Agreement, it is proposed that Nova, SpinCo and Viking will enter into the Separation and Distribution Agreement (the “Separation and Distribution Agreement”) pursuant to which (i) Viking will undertake a Reorganization resulting in the SpinCo Entities holding, as of the Distribution, the SpinCo Business; (ii) SpinCo will, prior to the Distribution, pay to Viking the SpinCo Payment and, if applicable, transfer to Viking the specified amount of the SpinCo Exchange Debt (and, if applicable, any payments under the Separate Conveyancing Instruments will be paid out of the Permanent Financing); and (iii) Viking will, on the Distribution Date either (A) distribute all of the shares of SpinCo Common Stock (as defined below) to Viking shareholders without consideration on a pro rata basis or (B) consummate an offer to exchange shares of SpinCo Common Stock for outstanding shares of Viking common stock (followed by a Clean-Up Spin-Off).
Following the aforementioned transactions, pursuant to the Merger Agreement, Merger Sub will merge with and into SpinCo, with SpinCo continuing as the surviving corporation (the “Merger”), and each outstanding share of common stock, par value $0.01 per share (“SpinCo Common Stock”) of SpinCo, other than SpinCo Common Stock held by SpinCo as treasury stock or by Nova or Merger Sub, will be converted into the right to receive a number of shares of common stock, par value $0.16 per share of Nova (the “Nova Common Stock”) equal to the greater of (x) 108,185,928 and (y) the product of (i) the number of shares of Nova Common Stock issued and outstanding immediately prior to the effective time of the Merger multiplied by (ii) 1.00400802, in the case of each of clauses (x) or (y), divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Exchange Ratio”). The Exchange Ratio is subject to certain adjustments (as to which we express no opinion) as set forth more fully in the Merger Agreement.
The transactions contemplated by the Merger Agreement and the Separation and Distribution Agreement are referred to herein as the “Transaction.” The summary of the Transaction set forth above is qualified in its entirety by the terms of the Merger Agreement and the Separation and Distribution Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements (as defined below).
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
PHONE: (212) 380-2650 FAX: (212) 380-2651 WWW.CENTERVIEWPARTNERS.COM

NEW YORK	•	LONDON	•	PARIS	•	SAN FRANCISCO	•	PALO ALTO	•	LOS ANGELES

We have acted as financial advisor to the Board of Directors of Nova in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Nova has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to Nova, including in connection with certain strategic matters, and we have received compensation from Nova for such services. In the past two years, we have not been engaged on a fee-paying basis to provide financial advisory or other services to Viking, and we have not received any compensation from Viking during such period. We may provide investment banking and other services to or with respect to Nova, Viking, SpinCo, or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Nova, Viking, SpinCo or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of each of (a) the Merger Agreement dated December 11, 2021 (the “Draft Merger Agreement”), (b) the Separation and Distribution Agreement dated December 10, 2021, (c) the Employee Matters Agreement dated December 10, 2021, (d) the Asset Purchase Agreement dated December 10, 2021, (e) the Tax Matters Agreement dated December 10, 2021, (f) the Transition Contract Manufacturing Agreement dated December 10, 2021, (g) the Transition Distribution Services Agreement dated December 10, 2021, (h) the Transition Services Agreement dated December 10, 2021, (i) the Transition Trademark License Agreement dated December 10, 2021, (j) the Intellectual Property Matters Agreement dated December 10, 2021, (k) the Clean-Trace Agreement and (l) the Real Estate License Agreement dated December 10, 2021 (the agreements described in the foregoing subclauses (b)-(l) are referred to as the “Ancillary Agreements,” such drafts thereof are referred to as the “Draft Ancillary Agreements” and the Draft Ancillary Agreements, together with the Draft Merger Agreement, are referred to as the “Draft Agreements”); (ii) Annual Reports on Form 10-K of Nova for the years ended May 31, 2021, May 31, 2020 and May 31, 2019 and Annual Reports on Form 10-K of Viking for the years ended December 31, 2020, December 31, 2019 and December 31, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Nova and Viking; (iv) certain publicly available research analyst reports for Nova and Viking; (v) certain other communications from Nova and Viking to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Nova, including certain financial forecasts, analyses and projections relating to Nova prepared by management of Nova and furnished to us by Nova for purposes of our analysis (the “Nova Forecasts”) (collectively, the “Nova Internal Data”); (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the SpinCo Business (the “SpinCo Internal Data); (viii) certain financial forecasts, analyses and projections relating to the SpinCo Business prepared by management of Nova and furnished to us by Nova for purposes of our analysis (the “SpinCo Forecasts”); and (ix) certain cost savings and operating synergies projected by the management of Nova to result from the Transaction furnished to us by Nova for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Nova, Viking and the SpinCo Business regarding their assessment of the Nova Internal Data (including, without limitation, the Nova Forecasts), the SpinCo Business Internal Data, and the SpinCo Forecasts as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for certain companies, the securities of which are publicly traded, in lines of business that we deemed relevant, and compared that data to relevant data for Nova and the SpinCo Business. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Nova Internal Data (including, without limitation, the Nova Forecasts), the SpinCo Forecasts and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Nova as to the matters covered thereby and, that the SpinCo Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Viking and the SpinCo Business as to the matters covered thereby, and we have relied, at your direction, on the Nova Internal Data (including, without limitation, the Nova Forecasts), the SpinCo Internal Data, SpinCo Forecasts and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Nova Internal Data (including, without limitation, the Nova Forecasts), the SpinCo Internal Data, the SpinCo Forecasts or the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Nova, Viking or SpinCo, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Nova, Viking or SpinCo. We have assumed, at your direction, that (i) the final executed Merger Agreement and Ancillary Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us and (ii) there will be no adjustments to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement that will be material to our analysis or this opinion. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and the Ancillary Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of Nova, Viking or SpinCo, or the ability of Nova, Viking or SpinCo to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, Nova’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Nova or in which Nova might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Nova of the Exchange Ratio provided for pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement (including the Ancillary Agreements) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Nova or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Nova or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Nova and SpinCo. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Nova Common Stock actually will be when issued pursuant to the Transaction or the prices at which the Nova Common Stock (or other securities of Nova, Viking, SpinCo or any other entity) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Nova or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Nova (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Nova.
Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

1290 Avenue of the Americas, 9th Floor New York, NY 10104 Shareholders, Banks and Brokers Call Toll Free: 888-607-6511
Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.
THE DISTRIBUTION EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:

By First Class Mail:	By Facsimile Transmission: (FOR NOTICE OF GUARANTEED DELIVERY ONLY)	By Registered or Overnight Courier:
Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions (866) 734-9952 (fax)	Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.  Indemnification of Directors and Officers.
Under Sections 561 through 571 of the MBCA, directors and officers of a Michigan corporation may be entitled to indemnification by the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders (and, if a criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful) against: (a) expenses (including reasonable attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the corporation) arising out of a position with the corporation (or with some other entity at the corporation’s request); and (b) expenses (including reasonable attorneys’ fees) and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending, or completed action or suit by or in the right of the corporation, unless the directors or officers are found liable to the corporation, although an appropriate court could determine that the directors or officers are nevertheless fairly and reasonably entitled to indemnity for reasonable expenses incurred. The MBCA requires indemnification for actual and reasonable expenses to the extent that a director or officer is successful in defending against any such action, suit, or proceeding (or any claim, issue or matter in any action, suit or proceeding) brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.
The MBCA generally requires that the indemnification provided for in (a) and (b) of the preceding paragraph be made only on a determination that the director or officer met the applicable standard of conduct (i) by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding; (ii) if a quorum cannot be so obtained, by a majority vote of a committee of not less than two disinterested directors; (iii) by independent legal counsel; (iv) by all independent directors not parties or threatened to be made parties to the action, suit, or proceeding; or (v) by the shareholders (excluding shares held by interested directors, officers, employees, or agents). If a corporation’s articles of incorporation include a provision eliminating or limiting the liability of a director, however, which Neogen’s articles of incorporation do, then the corporation may indemnify a director for certain expenses and liabilities without a determination that the director met the applicable standards of conduct, unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA, or intentionally committed a criminal act. In connection with an action by or in the right of the corporation, such indemnification may be for expenses (including attorneys’ fees) actually and reasonably incurred. In connection with an action, suit, or proceeding other than an action, suit, or proceeding by or in the right of the corporation, such indemnification may be for expenses (including attorneys’ fees) actually and reasonably incurred, and for judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred.
In certain circumstances, the MBCA further permits advances to cover such expenses before a final disposition of the proceeding, upon receipt of an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director or officer to repay such amounts if it shall ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders, or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution, or agreement specifically provides otherwise.
Indemnification under the MBCA is not exclusive of other rights to indemnification to which a person may be entitled under Neogen’s organizational documents or a contractual agreement. However, the total amount of expenses advanced or indemnified from all sources may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director or officer. Neogen’s bylaws also include provisions that require Neogen to indemnify its directors and officers with respect to any liability arising out of such positions to the fullest extent allowable under the MBCA.
As permitted under the MBCA, Neogen’s articles of incorporation provide that a Neogen director will not be liable to Neogen or its shareholders for monetary damages for any breach of the director’s fiduciary duty in connection with any action or omission on the part of the director, except for liability for, (i) financial benefits to which the director was not entitled, (ii) intentional infliction of harm on Neogen or its shareholders, (iii) improper distributions or loans in violation of Section 551 of the MBCA or (iv) intentional criminal acts.
Neogen maintains an insurance policy which covers certain liabilities of Neogen’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 21.  Exhibits and Financial Statement Schedules.
(a)  Exhibits.
Exhibit Number	Title
2.1
Agreement and Plan of Merger, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation, Neogen Corporation and Nova RMT Sub, Inc. (attached as Annex A to the prospectus which forms part of this Registration Statement).(1)

2.2
Separation and Distribution Agreement, dated as of December 13, 2021, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation (attached as Annex B to the prospectus which forms part of this Registration Statement).(1)

2.3	Asset Purchase Agreement, by and between 3M Company and Neogen Corporation, dated as of December 13, 2021 (attached as Annex C to the prospectus which forms part of this Registration Statement).(1)
3.1
Restated Articles of Incorporation of Neogen Corporation, as amended on November 23, 2011 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by Neogen on December 30, 2011).

3.2
Certificate of Amendment to Articles of Incorporation of Neogen Corporation filed on October 11, 2010 (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by Neogen on July 30, 2020).

3.3
Certificate of Amendment to Articles of Incorporation of Neogen Corporation filed on November 20, 2018 (incorporated by reference to Exhibit 3 to the Quarterly Report on Form 10-Q filed by Neogen on December 28, 2018).

3.4
Certificate of Amendment to Articles of Incorporation of Neogen Corporation filed on March 14, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Neogen on March 17, 2022).

3.5	By-Laws, as amended (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed by Neogen on April 14, 2000).
5.1	Opinion of Honigman LLP as to the validity of shares of common stock to be issued by Neogen Corporation.*
8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.*
8.2	Opinion of Weil, Gotshal & Manges LLP as to certain tax matters.*
10.1
Employee Matters Agreement, by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation, dated as of December 13, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Neogen on December 15, 2021).(1)

10.2	Form of Tax Matters Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation.*
10.3	Form of Intellectual Property Cross-License Agreement, to be entered into by and between 3M Company and Garden SpinCo Corporation.*,(1)
10.4	Form of Trademark Transitional License Agreement, to be entered into by and among 3M Company, 3M Innovative Properties Company, Neogen Corporation and Garden SpinCo Corporation.*,(1)(2)
10.5	Form of Distribution Agreement, to be entered into by and between 3M Company and Garden SpinCo Corporation.*,(1),(2)
10.6	Form of Transition Services Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation.*,(1),(2)
10.7	Form of Transition Distribution Services Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation.*,(1),(2)

Exhibit Number	Title
10.8	Form of Transition Contract Manufacturing Agreement, to be entered into by and among 3M Company, Garden SpinCo Corporation and Neogen Corporation.*,(1),(2)
10.9	Senior Secured Credit Agreement, dated as of June 30, 2022, among Garden SpinCo Corporation, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.*(1)
10.10
Senior Notes Indenture for 8.625% Senior Notes due 2030, dated as of July 20, 2022, among Garden SpinCo Corporation, as issuer, the guarantors party thereto from time to time, and U.S. Bank Trust Company, National Association, as trustee.*

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).*
23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2).*
23.3	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of the Food Safety Business of 3M Company.**
23.4	Consent of BDO USA, LLP relating to the audited financial statements of Neogen Corporation.**
23.5	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of 3M Company.**
23.6	Consent of Honigman LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).*
99.1	Consent of Centerview Partners LLC.**
99.2	Form of Letter of Transmittal.**
99.3	Form of Exchange and Transmittal Information Booklet.**
99.4	Form of Letter to Clients for Use by Banks, Brokers and Other Nominees.**
99.5	Form of Letter to Brokers, Commercial Bankers, Trust Companies and Other Nominees.**
99.6	Form of Notice of Guaranteed Delivery for shares of 3M common stock.**
99.7	Form of Notice of Withdrawal of 3M common stock.**
99.8	Form of Notice to Participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan**
107	Registration Fee Table.*
*	Filed previously.
**	Filed herewith.
+	To be filed by amendment
(1)	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.
(2)	Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
Item 22. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(d)
The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e)
The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415 of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)	The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lansing, State of Michigan, on August 4, 2022.
Neogen Corporation

By:	/s/ John E. Adent
Name: John E. Adent
Title: President & Chief Executive Officer (Principal Executive Officer)
Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ John E. Adent	President & Chief Executive Officer (Principal Executive Officer)
John E. Adent		August 4, 2022

/s/ Steven J. Quinlan	Vice President & Chief Financial Officer (Principal Financial & Accounting Officer)
Steven J. Quinlan		August 4, 2022

*	Director	August 4, 2022
James C. Borel

*	Director	August 4, 2022
William T. Boehm, Ph.D.

*	Director	August 4, 2022
Ronald D. Green, Ph.D

*	Director	August 4, 2022
Ralph A. Rodriguez

*	Director	August 4, 2022
James P. Tobin

*	Director	August 4, 2022
Darci L. Vetter

*	Director	August 4, 2022
Catherine E. Woteki, Ph.D.
*
John E. Adent, by signing his name hereto, does hereby sign this Registration Statement on behalf of the directors of the registrant above whose names an asterisk appears, pursuant to a power of attorney duly exercised by such directors and filed with the SEC.

By:	/s/ John E. Adent
John E. Adent
Attorney-in-Fact